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06014985

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Dexia Belgium

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JUL 11 2006
THOMSON FINANCIAL

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FILE NO. 82- 4606 FISCAL YEAR 12-31-05

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Dexia Belgium



no achievement without lasting commitment

ANNUAL REPORT
ACCOUNTS AND REPORTS
2005

AR/S
12-31-05

DEXIA

Accounts and Reports 2005

Contents

Management report

Consolidated financial statements

Financial statements

Additional information

The "Annual Report 2005 activities" and the "Annual Report 2005 Accounts and Reports" together represent the annual report of the Dexia holding. The "Annual Report 2005 Accounts and Reports" contains the consolidated financial statements, the annual financial statements and the management report of the Board of Directors of Dexia.

Management report

Business review and results

1

Business review

a) Group profile in 2005

A European bank, world leader in Public Finance

Dexia was born of the alliance in 1996, of two major players in local public finance in Europe: Crédit local de France and Crédit Communal de Belgique. Both institutions, together with Banque Internationale à Luxembourg (BIL) were united in 1999 into one publicly quoted company named Dexia. This was one of the very first cross-border mergers in the European banking sector. Today, Dexia ranks among the 15 largest financial institutions of the euro zone, and services two main markets: local authorities and similar institutions on a global scale, and the personal sector and households on a regional scale, mostly in Belgium and Luxembourg.

Local public sector

Since its merger in 1999 and the subsequent acquisition of FSA in the US, Dexia has become the world's largest player in local public finance. Dexia's high level of expertise, its long-term horizon and the very high solvency of its customers, grant a superior quality of franchise.

Personal sector

Not only the bank of local authorities, Dexia is also a leading retail bank in Belgium, servicing the financial needs of several million customers. Its commercial presence was enlarged with the acquisition of Artesia Banking Corporation in 2001. Over the years, and initially from its Luxembourg base, Dexia has also developed private banking services catering for affluent customers in Belgium, France and other European countries.

Business lines

Public/Project Finance and Credit Enhancement

Dexia's global leadership in public finance is deservedly renowned. The Group operates several subsidiaries and branches in twenty-six countries worldwide. The main ones are Dexia Crédit Local in France and its main subsidiaries abroad, Dexia Bank in Belgium, Dexia Crediop in Italy, and Financial Security Assurance (FSA) in the United States. The very large size of the market, the quality and solvency of borrowers, and the large and growing needs for essential public infrastructures, offer wide opportunities for the Dexia Group to underwrite valuable business and expand its international coverage. Size, innovation, expertise and a long-term view are the key ingredients of Dexia's success in this business line, which represents over one half of its earnings. Execution is provided in different forms: straightforward lending, sophisticated project financing schemes and credit enhancement. In addition, insurance, payments, asset management and other services are offered to clientele.

Personal Financial Services

In Belgium, Dexia Bank is one of the country's top players in retail banking. It offers a complete range of banking and insurance services to a clientele of households and small and medium-sized enterprises. In Luxembourg, Dexia BIL has a similar position among the retail banks of the Grand Duchy. In that country, a private banking business has been developed over the years and now extends beyond Belgium and Luxembourg. Several units and joint ventures have been acquired/developed in a number of European countries, among which France, Spain, Switzerland and Slovakia.

Treasury and Financial Markets

Dexia's principal businesses give the Group an intensive presence in the capital markets, whether for the funding and management of the Group's balance sheet, or for the engineering of sophisticated products and solutions delivered to clients of the various business lines. This business segment is not only a key support entity for the whole Group, but it is also an important profit center which generates substantial earnings.

Specialized units

The fast developments of Dexia in its two main markets, and its strong franchise in Luxembourg, have given rise to specialist activities in Asset Management, Insurance and Fund Services. Dexia Asset Management has acquired a strong renown in Europe and today distributes over one third of its products among institutions and through third party channels. Dexia Insurance Services supplies all the life and nonlife insurance products sold in the retail networks of the Group in Belgium and Luxembourg and in France. In fund services, RBC Dexia Investor Services has recently been formed as a joint venture with Royal Bank of Canada and ranks among the ten largest custodian banks worldwide.

Expertise, performance and rating

Dexia's success lies not only in its renowned franchise and distribution skills, but also in its ability to conceive efficient products and develop innovative solutions to the financial requirements of its clients. In all of its business lines, Dexia has been able to attract and deploy the best professional skills. It exercises the highest standards in terms of underwriting, risk monitoring, operational disciplines and product performance. Dexia has one of the highest credit ratings in the banking industry: its three main entities – Dexia Crédit Local, Dexia Bank and Dexia BIL – are AA/Aa2/AA+ rated; two of its subsidiaries in Europe issue AAA-rated secured bonds; finally FSA is a AAA-rated monoline insurance company.

b) Group activities in 2005

1. RBC Dexia Investor Services

In June 2005 Dexia and Royal Bank of Canada (RBC) announced an accord aiming to associate their activities providing financial services to institutional investors in one company in which they have equal holdings. The new entity, RBC Dexia Investor Services, ranks in the top ten of custodian banks worldwide and offers a complete range of services to institutional investors throughout the world.

RBC Dexia Investor Services has been operational since January 2006.

2. Continuing the integration of Artesia Banking Corporation

After the acquisition in 2001 of the major Belgian bancassurance group Artesia Banking Corporation, which essentially consisted of three companies carrying on their activities on the Belgian financial services market (Artesia Bank, which operated in the field of management and financial engineering, BACOB Bank, active in the field

of retail banking services and DVV Insurance, active in insurance), Dexia Bank, BACOB Bank and Artesia Banking Corporation merged on April 1, 2002. In 2005, the process of integrating these three entities continued at a sustained pace and the integration can now be considered as accomplished.

End of IT integration

In 2005, IT integration was completed with the field of investments. Since March 2005, Dexia Bank has had an entirely integrated IT system.

Reorganization of the network in line with its optimum configuration

The network of Dexia Bank branches continues to evolve towards optimum configuration. The year 2005 saw the closure of 118 branches in addition to the 213 points of sale already closed previously. As at December 31, 2005, Dexia Bank had 1,069 branches. In 2006 a further 57 branches will be closed, so that network integration can be completed in 2006.

Reductions of posts

At the end of 2005, a total of 2,400 posts had been eliminated within the context of the integration. We would note that, of these 2,400 posts eliminated, 65% were at head office and the remainder (35%) in the branch network.

3. Development of activities

March 2005

Dexia Kommunalkredit Holding, joint subsidiary of Dexia Crédit Local (50.84%) and Kommunalkredit Austria (49.16%), created in order to run external growth projects jointly in the countries of Central Europe and the Balkans, obtains in March 2005 its banking approval and is now called Dexia Kommunalkredit Bank.

Dexia Crédit Local opens a representative office in Canada.

April 2005

The Board of Directors of Dexia SA meeting on April 26, 2005 passed resolutions concerning the future holders of executive posts in the Group: as from January 1, 2006, Pierre Richard will succeed François Narmon as Chairman of the Board of Directors and Axel Miller will become Chief Executive Officer and Chairman of the Management Board of Dexia SA (see below: Corporate governance).

May 2005

Dexia SA takes over the shares in Dexia Nederland Holding. These shares were held by Dexia Financière SA, a company majority owned by Dexia BIL.

Dexia Nederland Holding holds 100% of the shares in Dexia Bank Nederland.

June 2005

Dexia Bank and Dexia BIL decide to consolidate their IT infrastructures through a subsidiary to be incorporated under Luxembourg law (Dexia Technology Services).

In Poland, the subsidiary Dexia Kommunalkredit Polska obtains its banking licence.

Within the context of simplification of the organization chart of Dexia Bank Belgium, the insurance companies DVV Insurance and Dexia Insurance are merged into a new entity, Dexia Insurance Belgium.

Dexia Bank Belgium decides to transfer to Dexia Banque Internationale à Luxembourg the shares it holds in Dexia Fund Services Belgium.

July 2005

Dexia Bank Belgium decides to transfer its holding in Parfibank to Dexia SA and to merge Parfibank with the bank.

October 2005

Dexia Private Bank (Switzerland), a subsidiary belonging to Dexia BIL, announces the opening of its new representative office in Bahrain.

November 2005

Dexia Asset Management opens two new offices, one in Denmark and the other in Sweden. The Danish entity aligns its activity towards institutional clientele and develops a range of specialist funds. The Swedish entity works in close collaboration with Dexia Public Finance Norden, the subsidiary specializing in local public sector finance.

Dexia Bank Belgium sells its subsidiary Eural Banque d'épargne SA, specializing in the marketing of investment products through brokers, to ING Belgium.

At its meeting held on November 17, 2005, the Board of Directors of Dexia SA approves the new organizational structure of the Dexia Group, which comes into force from January 1, 2006 (see below: Corporate governance).

December 2005

The Mexican subsidiary of Dexia Crédit Local obtains authorization from the Mexican authorities to operate under the status of financial institution and becomes Dexia Credito Local Mexico.

Dexia Crédit Local obtains authorization from the Canadian banking authorities to transform its representative office into a banking branch, as from January 1, 2006. The branch may now carry on commercial activities in Canada, in particular those of direct loans to the Canadian local public sector.

4. Dexia and sustainable development

The socially responsible policy of Dexia is expressed more particularly within the context of its activity in local public sector finance and savings management, as it is through its regional foundation and its social actions. The bank thus fosters sustainable development through financial support to local policies over the very long term and the promotion of a better quality of life. For Dexia this commitment represents a vital dimension in the creation of value and a constant objective in the relations it develops with its staff, its clients and its shareholders.

At the end of 2005, Dexia adopted a new institutional signature "no achievement without lasting commitment" which, at the dawn of its tenth anniversary in 2006, draws advantage from the roots of the Group and recalls its founding values, the sense of the long term and concern for the general interest. In 2005, the Dexia Group continued to implement an action plan the bulwarks of which are presented in the sustainable development report. The year 2005 saw

various initiatives such as the development of market instruments contributing to the reduction of greenhouse gas emissions, the financing of wind farm projects and the continuing implementation of the Equator Principles. So Dexia was "Honored for Excellence in Climate Change Strategy" for the Carbon Disclosure Project and selected on that basis, with 59 other enterprises among the 500 most important internationally, for the "Climate Leadership Index". The effort to promote Socially Responsible Investment (SRI) achieved very significant results with a global balance of EUR 12 billion in SRI management at the end of December 2005, including EUR 4 billion in sustainable management and EUR 8 billion in tailor-made SRI management (conformity with international standards and so on).

5. Promoting earnings savings among all the staff of the Group

Strengthening the feeling of belonging to a socially unified group, linking staff with strategy and growth and promoting the constitution, under advantageous conditions, of earnings savings, are the objectives of the share plan launched by the Group in 2000.

After the success of the previous operations, and on a proposal from the Management Board, the Board of Directors of Dexia SA decided to put a new plan in place in 2005. The sixth employee share plan was once again a success. Almost five out of ten staff *members subscribed to Dexia shares, for an overall amount of more* than EUR 100 million. Members of staff now hold 4.82% of the Group's capital.

6. Dexia in the Netherlands

Background

The difficulties linked to the share-leasing activities of the former Bank Labouchere (now Dexia Bank Nederland NV; hereinafter to be referred to as "DBnl") appeared at the time of the fast and severe fall of the Amsterdam stock market in late 2001. The value of the securities used as collateral against the loans granted by the bank proved insufficient in a large number of contracts, thus potentially ending with a residual debt instead of the gain initially hoped for.

Reference is made to the detailed disclosures, as contained in the Dexia Accounts and Reports 2004 (especially page 6 and pages 93 to 96 inclusive) and in the Activity Reports published during the year 2005.

Agreement with Aegon

On February 11, 2005, Dexia and Aegon reached an agreement whereby the two groups put an end to their dispute. To this end, Aegon has paid as full and final settlement an amount of EUR 218 million to Dexia in 2005, with a view to help in appropriately resolving the cases of share-leasing clients of DBnl facing financial difficulties, and allocate more funds to indemnify clients, whether or not represented by a foundation.

The Duisenberg Arrangement

On 29 April 2005, the announcement was made that the mediation undertaken by Mr Wim Duisenberg had been successful. DBnl entered into a global settlement with the foundations Leaseverlies and Eegalease, the Consumentenbond (Dutch Consumer's Association) and the Vereniging van Effectenbezitters (Dutch Association of Security holders), hereinafter to be referred to as "the Interest Groups". This global settlement applies both to certain contracts terminated since January 1997 and to certain active contracts as follows:

- Clients with residual debt at their contract benefit from a discount of two thirds of the residual debt; however past profits – when applicable – are deducted.
- Clients duly invoking Section 1:88 of the Netherlands Civil Code (spousal consent) to request the nullification of their contracts before expiration of a prescription period benefit from a full discount (that is 100% of the possible residual debt); past profits, when applicable, are deducted.
- Clients with a contract that cannot end with a residual debt are granted a discount of 10% on the residual debt that could arise upon early termination, after reaching a certain contractual moment.
- Clients who have accepted the Dexia Offer are offered an additional option upon immediately payment of the residual debt, they benefit from a one-third discount thereon.
- The existing "hardship clause", meant to resolve (potential) social and financial problems of clients, continues to be accessible to all clients. Its scope has been broadened.

After a positive response by an overwhelming majority of the share-leasing contract holders who joined the foundations Leaseverlies (82% of those replying) and Eegalease (78% of those replying), the settlement agreement between DBnl and the Interest Groups was signed on June 23, 2005. As a result of this Duisenberg Arrangement, the collective proceedings that had been filed by the Interest Groups against DBnl have been abandoned.

DBnl has made it clear to all parties concerned that its willingness to enter into the Duisenberg Arrangement entails no admission of responsibility.

DBnl's costs and provisions arising from the Duisenberg Arrangement have been recalculated each quarter on the basis of prevailing market data and client conduct.

The Duisenberg Arrangement has been effective since October 2005. Its conditions as well as other information regarding this Arrangement may be found at *www.dexialease.nl*.

On February 20, 2006, clients holding more than 95,000 contracts have accepted settlements based on the Duisenberg Arrangement. This figure does not include the approximately 185,000 contracts of clients who had already signed a waiver, and of which some also potentially benefit from the Duisenberg Arrangement.

On November 18, 2005, DBnl and the Interest Groups have signed and filed their joint petition to the Amsterdam Court of Appeal to grant binding force to the Duisenberg Arrangement, based on the newly introduced "Law on Collective Settlement of Mass Damage." In case the Court follows this request, all relevant clients in respect of the Duisenberg Arrangement who do not "opt-out" within a certain number of at least three months (to be decided by the Court of Appeal), will be bound to the Duisenberg Arrangement. Starting on May 16, 2006, the Amsterdam Court of Appeal will hear DBnl, the Interest Groups as well as opponents in respect of this petition. Filing of writs is possible till and including April 14, 2006. As a result of the filing of this petition, postponements of a vast majority of the court proceedings took place, which will be continued till the decision of the Court of Appeal. Detailed information on the litigation regarding Dexia Bank Nederland is provided in the note to the financial statements (Note 6. Litigations, on page 86).

7. Cancellation of own shares

The Extraordinary Shareholders' Meeting of Dexia SA held on May 11, 2005 decided to cancel 51,886,865 own shares held by the Company. The cancellation of these shares takes place without any reduction of the company's share capital, which involves an increase in the accounting par of the remaining shares. The cancellation of own shares takes place with the aim of optimizing the company's equity funding.

8. Overview of the direct holdings of Dexia SA as at December 31, 2005

The ten direct holdings of Dexia SA as at December 31, 2005 are as follows:

- 100% in Dexia Bank SA (Belgium);
- 100% in Dexia Crédit Local SA (France);
- 100% in Dexia Management Services Ltd (United Kingdom);
- 99.99% in Dexia Employee Benefits SA (Belgium);
- 99.99% in Dexia Participations SA (Luxembourg), which holds 42.26% of Dexia Banque Internationale à Luxembourg SA;
- 100% in Dexia Habitat SA (France);
- 57.66% in Dexia Banque Internationale à Luxembourg SA (Luxembourg);
- 10% in Dexia Holding Inc., a parent company of Financial Security Assurance Holdings Ltd (United States);
- 8.42% in Dexia Financière SA (Belgium);
- 100% in Dexia Nederland Holding NV (the Netherlands).

9. Authorized capital (Article 608 of the Company Code)

During the 2005 financial year, the Board of Directors made use of the authorized capital on two occasions:

- at its meeting on March 3, 2005, the Board decided to issue a maximum 10,000,000 warrants within the context of the 2005 Dexia stock option plan ("ESOP 2005"), with removal of the preferential subscription right of shareholders in favor of members of staff of the Dexia Group who are beneficiaries of the said plan. Of this maximum 10,000,000 warrants, 9,994,950 warrants were effectively issued;
- at its meeting on May 26, 2005, the Board decided to issue a maximum 16,000,000 shares within the context of the 2005 Dexia share plan, with removal of the preferential subscription right of shareholders in favor of members of staff of the Dexia Group. Of this maximum 16,000,000 shares, only 9,159,207 shares were finally issued.

The detail of the conditions and consequences of these issues are included in the special reports of the Dexia Board of Directors, copies of which are available on the Dexia Internet site at *www.dexia.com* under "legal information".

To recall, as a consequence of these issues during the 2005 financial year and previous utilization of authorized capital, the balance of authorized capital amounts to EUR 2,830,065,557.47 as at December 31, 2005. Since its renewal by the Shareholders' Meeting of the company on 6 June 2001, the authorized capital has been used on several occasions by the Board of Directors, namely for the capital increase carried out on July 3, 2001 within the context of acquiring Artesia Banking Corporation and for capital increases carried out for Dexia Group stock option and share plans in 2002, 2003, 2004 and 2005.

2 Results

Preliminary notes to the financial statements

Changes in scope of consolidation

The main changes taking place in 2004 concerned the sale of Kempen & Co in the Netherlands and Société Monégasque de Banque Privée. In 2005, Eural Banque d'épargne SA has been sold (effective from the fourth quarter) and Rekord Group, in liquidation, is no longer consolidated. FMS Hoche, a specialist fund-administration company based in France, was acquired in 2005.

EU GAAP

The consolidated financial statements of Dexia are prepared in accordance with all IFRSs as adopted by the EU. The accounting principles and rules are given in Note 1 to the financial statements (see page 55).

Pro forma financial statements

The changes in scope of consolidation in 2005 were taken into account to establish pro forma financial statements for 2004 so as to enable comparisons. In absolute amounts, the difference between the reported and pro forma 2004 net income – Group share is EUR -3 million (income lower by EUR 23 million and costs lower by EUR 20 million).

"Underlying" and "non-operating" items

Underlying excludes the non-operating items. The non-operating factors comprise both the nonrecurring items as reported until 2004, and from 2005 on the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of the market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero. Non-operating items are detailed on page 11 of this report.

Analysis of the statement of income

Foreword

2005 results are presented under IFRS as adopted by the EU, including the IAS 32&39 and IFRS 4 standards. Comparisons with 2004 are not totally relevant since the three standards mentioned above were not in place in 2004. Furthermore, a number of adjustments were made during the fourth quarter 2005 on certain accounting entries of the first three quarters, following more accurate interpretation/application of the new IFRS standards. They are pointed out where appropriate in the commentary below.

Net income – Group share

Net income – Group share amounted to EUR 2,038 million in 2005, up EUR 216 million (+11.9%) over 2004. Some changes took place between the two years in the scope of consolidation, accounting for a small variation in net income (EUR -3 million). The contribution of the non-operating factors was significant this year again (EUR 251 million in 2005, compared to EUR 214 million in 2004, accounting for EUR 37 million of the increase. Hence,

Table A – Statement of income

in millions of EUR	2004	2005	Variation	2004 pro forma	Variation pro forma total	Variation pro forma underlying
Income	5,623	5,976	+6.3%	5,599	+6.8%	+6.3%
of which net commissions	1,048	1,172	+11.8%	1,041	+12.6%	+11.8%
Costs	(3,057)	(3,229)	+5.6%	(3,037)	+6.3%	+5.8%
Gross operating income	2,566	2,747	+7.1%	2,561	+7.3%	+6.9%
Cost of risk	(226)	(52)	-77.0%	(226)	-77.0%	-21.4%
Impairments on (in)tangible assets	(20)	0	n.s.	(19)	n.s.	-39.8%
Tax expense	(429)	(602)	+40.3%	(428)	+40.7%	-2.4%
Net income	1,891	2,093	+10.7%	1,888	+10.8%	+10.1%
Minority interests	69	55	-20.3%	69	-19.7%	-18.3%
Net income – Group share	1,822	2,038	+11.9%	1,819	+12.0%	+11.3%

Table B – Underlying statement of income [1]

in millions of EUR	2004	2005	Variation
Income	5,623	5,976	+6.3%
Changes in consolidation scope	(24)	0	n.s.
Income pro forma	5,599	5,976	+6.8%
Non-operating items	182	221	+21.8%
Underlying income	5,416	5,755	+6.3%
Costs	(3,057)	(3,229)	+5.6%
Changes in consolidation scope	20	0	n.s.
Costs pro forma	(3,037)	(3,229)	+6.3%
Non-operating items	0	(17)	n.s.
Underlying costs	(3,037)	(3,212)	+5.8%
Gross operating income pro forma	2,561	2,747	+7.3%
Non-operating items	182	205	+12.8%
Underlying gross operating income	2,380	2,543	+6.9%
Cost of risk pro forma	(226)	(52)	-77.0%
Non-operating items	(177)	7	n.s.
Underlying cost of risk	(48)	(59)	+21.4%
Net income – Group share	1,822	2,038	+11.9%
Changes in consolidation scope	(3)	0	n.s.
Net income – Group share pro forma	1,819	2,038	+12.0%
Non-operating items	214	251	+17.0%
Underlying net income – Group share	1,605	1,786	+11.3%

(1) i.e. excluding the non-operating items (defined on page 7 of this report) and pro forma for 2004.

the underlying performance progressed by EUR +181 million, or 11.3% overall, and it was good in all business lines, with progressions of +14.0% in Public/Project Finance and Credit Enhancement, +13.3% in Personal Financial Services, +28.6% in Investment Management and Insurance Services, and +15.4% in Treasury and Financial Markets – see analysis below. Of note, the currency exchange impact on net income was very limited in 2005 (EUR 1 million positive impact).

Income

Total **income** amounted to EUR 5,976 million in 2005, EUR 353 million higher than in 2004 (+6.3%). At constant scope of consolidation, the increase was EUR 377 million (+6.8%) in one year, largely stemming from the growth of underlying revenues in all the business lines: respectively EUR +216 million in Public Finance (+10.6%); EUR + 69 million in Personal Financial Services (+3.2%); EUR +71 million in Investment Management and Insurance Services (+11.2%), and EUR +38 million in Treasury and Financial Markets (+8.5%). For the rest, the combined revenues of Central Assets and non-operating items went down EUR 15 million.

This overall revenue growth was however mitigated by several technical factors, discussed later in more detail. Some are linked to the application for the first time of IAS 39 in 2005 which has brought an accounting change for revenues that were taken upfront in the past and are now accrued over a long time span. Others concern arbitrage strategies engineered by Treasury and Financial Markets which have mitigated both the revenues and the tax charge in 2005. The last one stems from the change introduced in 2005 in the fee structure and conventions of asset management activities. Without these various items, the year-on-year revenue growth would have been EUR 75 million higher (1.3 percentage point of growth).

Costs

Costs stood at EUR 3,229 million in 2005, up 5.6% (or EUR +172 million) compared to 2004.

- By nature, the expenses progressed as follows: staff expenses – which represent about half of the total cost base – went up EUR 43 million (or +2.8%) in the year; network commissions went up 3.7% (or EUR 13 million), a relatively modest increase when put in perspective with the good commercial performance of the network in 2005; other costs went up 10.0% or EUR 116 million.
- By type, there were two "non-operating" items in 2005 (none in 2004): EUR 13 million related to the liquidation of Rekord, and EUR 3 million for the setting up of RBC Dexia Investor Services. Excluding those, and on a pro forma basis, the variation of costs was +5.8%, or EUR +176 million, explained by a number of factors of varying importance (detailed below) but stemming from three main reasons: i) EUR 30 million linked to the geographic expansion of the Group; ii) EUR 33 million linked to the business development programs of the various entities, such as higher network commissions, the cost of advertising campaigns etc.; and iii) EUR 111 million for several specific reasons (e.g. EUR 29 million on IT programs put in place, as well as higher amortization under IFRS; EUR 14 million cost increase at FSA; EUR 6 million adjustment of IAS 19 pension provisions, EUR 10 million for the implementation of the "Duisenberg" mediation in the Netherlands etc.).
- Of important note is the fact that in Personal Financial Services – which represents about half of total costs, and where the cost-income ratio is the highest – the underlying cost base was up only 1.8%, in line with the objectives set at the beginning of the year in this business line, and substantially below the underlying revenue progression thereof.

The **cost-income ratio** was 54.0%, in the full year 2005, below that of 2004 (54.4%). The underlying cost-income ratio stood at 55.8% (down compared to 56.1% in 2004). This reduction is satisfactory when considering the expenditure engaged to develop the business and franchise of Dexia both domestically and internationally during the year, and the number of items discussed herein, which have borne on the cost base in 2005.

Gross operating income

The **gross operating income** amounted to EUR 2,747 million in 2005, up 7.1%. On the underlying basis, the growth was +6.9% (+6.8% at constant exchange rate). Taking aside the effects of the non-operating items, one can see the very satisfactory underlying performances in the business lines, particularly in Public Finance, where a +11.1% growth year on year was achieved, in Personal Financial Services which delivered a +6.9% progression, in Investment Management and Insurance Services (+10.6%) and in Treasury and Financial Markets (+8.5%). Overall, the exchange rates fluctuations in 2005 had a small influence on the gross operating income (EUR 2 million positive impact).

Cost of risk

The **cost of risk** (impairments on loans and provisions for credit risks) was very low, amounting to EUR 52 million in 2005, compared to EUR 226 million in 2004. Excluding the provision movements at Dexia Bank Nederland, the underlying cost of risk increased slightly (EUR 59 million in 2005 against EUR 48 million in 2004), but remained however at a very low level (1.6 basis points on average outstanding banking commitments).

Taxes

Tax expense (comprising both current and deferred tax) amounted *to EUR 602 million in 2005, up 40.3% compared to 2004. These* amounts include non-operating items (net credits of respectively EUR 40 million in 2005, and EUR 230 million in 2004 – see detail below). If those are excluded, the underlying tax charge went down, from EUR 658 million in the full year 2004 to EUR 642 million in 2005, but this variation of EUR -16 million is partly due to the positive impact of the arbitrage products discussed above (EUR 21 million within the variation), and partly due to an adjustment made in 2004 of the tax charge (on account of derivative products), with no equivalent in 2005 (EUR 13 million within the variation). The tax rate in 2005 evolved as follows: it was 23.1% (compared to 19.0% in 2004) on the basis of reported earnings, and it was 26.8% (compared to 29.1% in 2004) on the basis of underlying earnings.

Focus on the main non-operating items

In 2005, the contribution of non-operating items to the net income – Group share amounted to EUR +251 million while it was EUR +214 million during the previous year. Over the year, the main evolutions are as follows:

In the income

Interest payments were collected on the share-leasing contracts of Dexia Bank Nederland, from those clients who have accepted the Dexia Commercial Offer. This offer included interest discounts, whose value was included in the total generic provision decided in 2002. Since this provision was treated as a non-operating item, its utilization is treated in the same manner: related non-operating

revenues amounted to EUR 31 million in 2005, vs. EUR 41 million in 2004, or a EUR -10 million variance for the full year.

Capital gains were crystallized in 2005 in the amount of EUR 166 million, compared to EUR 141 million in 2004. The main ones are a EUR 70 million gain on the sale of Eural, EUR 27 million on the sale of a participation in SPE, and EUR 13 million on the sale of a participation in Veolia.

The marking to market of the credit default swap (CDS) portfolio insured by FSA amounted to EUR 9 million in 2005, with no equivalent in 2004 (see page 7).

In the costs

The closure of Rekord in Germany in 2005 has caused a charge of EUR 13 million. The creation of the joint venture with RBC had an effect of EUR 3 million.

Cost of risk at Dexia Bank Nederland, treated as non-operating item, amounted to a total net reversal of EUR 7 million over the year. As previously reported, an additional charge of EUR 97 million was made during the first quarter of 2005 in the context of the Duisenberg mediation. Besides the net new charges and reversals amounted to EUR +104 million. This compares to a charge of EUR 177 million in 2004. Concerning the situation of Dexia Bank Nederland, an update on the share-leasing contracts is made on pages 86.

Non-operating taxes amounted to a credit of EUR +40 million in 2005 (compared to EUR +230 million in 2004) and stemmed, aside from the tax impacts of the non-operating items discussed above, from various events, the main ones being the settlement of a tax dispute (EUR +28 million) and the positive tax incidence of impairments made on a subsidiary of Dexia BIL (EUR +17 million).

Overall financial performance

The **profit margin** (net income before minority interests related to total revenues) stood at 35.0% in 2005, higher than in 2004 (33.6%).

Return on equity (ROE) stood at 20.0% (compared to 17.2% in 2004), well above Group's medium-term objective, partly under the influence of the non-operating items.

Earnings per share (EPS) reached EUR 1.87 in 2005 (non diluted), up 14.5% over the previous year. Of note, the share buyback program was pursued, with 32,707,600 shares purchased during the year, amounting to nearly EUR 600 million.

Group **Tier 1 ratio** continued to go up and stood at 10.3% at year end (10.0% at January 1, 2005). This stems from the combined effects, in opposite directions, of several factors, the main ones being: the increase of risk-weighted assets (+11.3% in the year); the issuance of hybrid Tier 1 capital by Dexia Crédit Local in the fourth quarter, and finally the share buybacks discussed above.

Proposed dividend

In view of the good 2005 results, the Board of Directors will propose a **gross dividend** of EUR 0.71 per share. Subject to shareholders' meeting approval thereon, the dividend will be paid on May 24, 2006.

Post-balance-sheet event

On January 4, 2006 Dexia and Royal Bank of Canada announced the completion of the joint venture to combine their institutional investor services businesses. RBC Dexia Investor Services is a joint venture equally owned by Royal Bank of Canada and Dexia. Dexia will consolidate 50% of the joint venture by proportional method from January 1, 2006. Dexia's proportionate share of RBC's contribution will be recorded at fair value in Dexia's consolidated financial statements. As a result, Dexia will recognize both an after-tax profit of over EUR 200 million in Dexia's net asset contribution to the joint venture and EUR 100 million in intangible assets.

Commenting on the results, Axel Miller, Dexia's Chief Executive Officer and Chairman of the Management Board, declared:

"This year again, Dexia's results have been excellent.

In Public Finance, originations were record-high and a lot of profitable business was done that will generate earnings for many years. Net income growth exceeded 14% in 2005, despite a very high competitive pressure.

In Personal Financial Services, this is the third consecutive year of high double digit earnings growth, with a solid revenue momentum and costs keeping under control.

Equally, Asset Management, Insurance, Fund Administration Services, and Treasury and Financial Markets have remarkably performed, both in terms of efficiency, earnings growth and ROE.

This year was good above all, because we increased our volume of business without compromising with our key objectives: curbing down the cost-income ratio – despite the fact that this has been a year of extensive development, domestically, internationally, and in terms of new activities –, delivering a high return on capital, and eventually increasing earnings per share and shareholder value.

We are confident that Dexia will continue to deliver value at a strong pace, whilst planning and preparing its longer term future to occupy a strong position in the very promising markets that we have ahead of us."

Main items reported as "non-operating" [1] in 2004 and 2005

Income

In Q1 2004: net revenues on the credit link notes (CLN) portfolio (EUR -10.8 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of equities (EUR +8.8 million); capital gain on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million); effect of disposal of properties (EUR +16.5 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +7.3 million).

In Q2 2004: net revenues on the credit link notes (CLN portfolio) (EUR +8.1 million); utilization of Legiolease provision (EUR +10.0 million); losses on sale of portfolio holdings (EUR -9.6 million); effect of disposal of properties (EUR +3.5 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +1.0 million).

In Q3 2004: net revenues on CLN portfolio (EUR -0.2 million); capital gain on sale of equities (EUR +1.0 million); utilization of Legiolease provision (EUR +11.1 million).

In Q4 2004: net revenues on CLN portfolio (EUR +7.1 million); capital gain on sale of equities (EUR +1.1 million); utilization of Legiolease provision (EUR +9.9 million); accelerated amortization of capitalized expenses at Dexia Bank Nederland (EUR -24.9 million); capital gains on long-term investments and participations (EUR +81.5 million).

In Q1 2005: interest discount on loans accepting "Dexia Offer" (EUR +9.2 million); capital gain on sale of equities (EUR +7.1 million); capital gain on long-term investments (EUR +4.1 million); marking to market of FSA's CDS portfolio (EUR -2.2 million).

In Q2 2005: interest discount on loans accepting "Dexia Offer" (EUR +8.6 million); capital gain on sale of equities (EUR +28.3 million); marking to market of FSA's CDS portfolio (EUR -11.3 million).

In Q3 2005: interest discount on loans accepting "Dexia Offer" (EUR +7.0 million); capital gain on sale of equities (EUR +39.7 million); marking to market of FSA's CDS portfolio (EUR +34.8 million).

In Q4 2005: interest discount on loans accepting "Dexia Offer" (EUR +5.7 million); capital gain on sale of Eural (EUR +70.3 million); capital gain on sale of equities (EUR +25.0 million); capital gain on disposal of properties (EUR +9.2 million); marking to market of FSA's CDS portfolio (EUR -12.4 million).

Costs

In Q3 2004: restructuring costs at Dexia Bank Nederland (EUR -1.4 million).

In Q3 2005: costs related to the closure of Rekord in Germany (EUR -11.2 million).

In Q4 2005: costs related to the creation of the joint venture RBC Dexia Investor Services (EUR -2.9 million).

Cost of risk

In Q3 2004: net write-back of charges for Legiolease at Dexia Bank Nederland (EUR +4.4 million).

In Q4 2004: charges for Legiolease at Dexia Bank Nederland (EUR -182.3 million).

In Q1 2005: net charge for Legiolease at Dexia Bank Nederland (EUR -83.0 million).

In Q2 2005: net release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +56.0 million).

In Q3 2005: net release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +36.5 million).

In Q4 2005: net charge for Legiolease at Dexia Bank Nederland (EUR -2.5 million).

Impairments on (in)tangible assets

In Q1 2004: accelerated goodwill amortization (EUR -9.9 million) following impairments on a participation.

In Q2 2004: accelerated goodwill amortization (EUR -6.2 million) following impairments on participations.

In Q4 2004: accelerated goodwill amortization (EUR -2.9 million) following impairments on a participation.

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a non-operating item in the total amount of taxation. The individual tax incidence of some items is specified below, and so are particular tax entries.

In Q1 2004: reimbursement of taxes following the settlement of a tax dispute (EUR +10.2 million); tax credit caused by the impairment of a participation (EUR +17.3 million).

In Q2 2004: reimbursement of taxes following the settlement of a tax dispute (EUR +6.1 million); tax credit caused by the impairment of participations (EUR +40.6 million).

In Q4 2004: tax credit on additional deductible impairments of Dexia BIL's subsidiaries (EUR +104.9 million).

In Q1 2005: reimbursement of taxes following the settlement of a tax dispute (EUR +15.4 million); tax credit caused by the impairment of a participation (EUR +17.0 million); write-back of a tax provision (EUR +6.5 million).

In Q2 2005: tax credit caused by the impairment of a participation (EUR +3.4 million).

In Q3 2005: reimbursement of taxes following the settlement of a tax dispute (EUR +5.4 million); differed taxes following the change in tax rate in Luxembourg (EUR -7.0 million).

In Q4 2005: reimbursement of taxes following the settlement of a tax dispute (EUR +7.6 million).

(1) Defined on page 7.

Analysis of the balance sheet

The consolidated financial statements of Dexia are prepared under EU GAAP i.e. IFRS as adopted by the EU. The 2005 financial statements include the application of IAS 32, IAS 39 and IFRS 4. Therefore the balance sheet of December 31, 2005 is compared to that as of January 1, 2005.

Total consolidated balance-sheet footings as of December 31, 2005 amounted to EUR 508.8 billion. Compared to January 1, 2005, the amount of total assets has increased (+25.7%) due to the development of the commercial activities.

Liabilities

The amount of customer deposits and debt securities (savings bonds, certificates and bonds) reached EUR 273.1 billion at the end of 2005 (+18.1%). Their relative share in the total of the balance sheet amounted to 53.7%.

Customer deposits stood at EUR 97.4 billion at the end of 2005, an increase of +11.8%, partly coming from the growth of fund administration activity and the progression of structured products with guaranteed capital. Debt securities increased to EUR 175.7 billion (+21.9%) mainly due to new issues of bonds for EUR 22.9 billion and of certificates of deposits for EUR 13.8 billion. Saving certificates decreased by EUR 4.4 billion.

Loans and advances to customers

Customer loans and advances increased by +13.5% and stood at EUR 192.4 billion as of December 31, 2005 due to good commercial activity. Reverse repurchase agreements grew by EUR 4.5 billion, mortgage loans rose by EUR 2.2 billion in Belgium.

Loans and securities

Under EU GAAP, loans and securities are presented together by portfolio strategy: trading, available for sale, designated at fair value through the statement of income or held to maturity. The total amount as of December 31, 2005 reached EUR 198.9 billion of which EUR 197.3 billion in securities (+34.7%).

This increase came from the variation in the position on bonds for EUR 48.5 billion of which EUR 13.6 billion from bonds issued by public bodies and from the increase of shares, mainly those purchased by insurance companies for unit-linked products.

Due to/from banks

The increase of the interbank assets and liabilities was due to the development of the volume of banking activities, mainly term deposit and repo/reverse-repo activities.

Total equity

Total shareholders' equity in the Dexia Group amounted to EUR 14.1 billion as of December 31, 2005 against EUR 12.1 billion as of January 1, 2005, i.e. a growth of +16.5%.

Total shareholders' equity is composed of core equity (capital, additional paid-in capital, reserves, profit for the year before allocation) and gains and losses not recognized in the statement of income. The gains and losses represents the fair value on available-for-sale portfolio, the fair value of cash-flow hedge derivatives and the translation reserve for a total amount of EUR 2.6 billion, in progression of 62.9%. This progression proceeded from the raise in the stock market prices and from the improvement of the US dollar.

Core shareholders' equity amounted to EUR 11.5 billion, i.e. a growth of 9.5% due to the result of the year less the dividend paid in 2005 relating to 2004 results and the purchase of treasury shares.

Minority interests, at EUR 1.2 billion progressed EUR 0.7 billion. This was mainly due to the issuance by Dexia Crédit Local of undated deeply non-cumulative subordinated notes for EUR 0.7 billion.

Consolidated balance sheet

in millions of EUR	December 31, 2004	January 1, 2005	December 31, 2005	Variation December 31, 2005/ January 1, 2005
Total liabilities and equity	**388,787**	**404,637**	**508,761**	**+25.7%**
Total liabilities	**376,187**	**391,886**	**493,061**	**+25.8%**
Due to banks	88,830	87,471	134,793	+54.1%
Customers borrowings and deposits	89,356	87,066	97,379	+11.8%
Negative value of derivatives	24,353	35,991	37,652	+4.6%
Debt securities	145,369	144,164	175,685	+21.9%
Subordinated and convertible debt	5,042	5,277	4,985	-5.5%
Total equity	**12,600**	**12,751**	**15,700**	**+23.1%**
Core shareholders' equity	12,219	10,494	11,488	+9.5%
Total shareholders' equity	12,116	12,088	14,084	+16.5%
Minority interests	484	439	1,183	x2.7
Total assets	**388,787**	**404,637**	**508,761**	**+25.7%**
Due from banks	40,431	43,305	70,531	+62.9%
Loans and advances to customers	167,951	169,547	192,402	+13.5%
Loans and securities	143,659	147,265	198,941	+35.1%
Positive value of derivatives	20,719	27,264	28,632	+5.0%

3

Acquisition of own shares – Information required by virtue of article 624 of the Company Code

3.1. Reason for acquisitions

Acquisitions of own shares by the company during the 2005 financial year arise essentially from an asset and financial management policy, including the optimization of equity funding.

In accordance with the procedure established by the company, all own shares acquired during the 2005 financial year (and which had not yet been cancelled on the occasion of the Extraordinary Shareholders' Meeting of Dexia SA held on May 11, 2005) are vowed to be cancelled. A proposal to cancel own shares will be put by the Board of Directors of Dexia SA to the next Shareholders' Meeting of the company. In accordance with the accounting principles and valuation rules adopted by the company, these own shares have been valued at their acquisition price.

3.2. Summary of transactions involving own shares

		Own shares (Dexia SA and direct subsidiaries)				
Period from Dec. 31, 2004 to Dec. 31, 2005	Number of shares in circulation (subscribed capital)	Number of own shares	Accounting par as of Dec. 31, 2005 (EUR)	Average counter-value per share (EUR)	% of capital as of Dec. 31, 2004	% of capital as of Dec. 31, 2005
Situation at the start of the period	**1,145,261,366**	**40,050,935**	**4.41**	**14.784**	**3.50%**	
Acquisitions for the year		32,707,600	4.41	18.344	2.86%	
Cancellations for the period	(51,886,865)	(51,886,865)	4.41	15.689	(4.53%)	
Transfers for the period		(324,726)*	4.41	12.680	(0.03%)	
Issues for the period	14,094,529					
Situation at the close of the period	**1,107,469,030**	**20,546,944**	**4.41**	**18.198**	**1.79%**	**1.86%**

* The shares transferred in 2005 had been held since 1999 to hedge call options in favor of members of staff of the Group and were sold to the said members of staff following their exercise of their rights.

Introduction – The Corporate Governance Charter of Dexia SA

The Belgian Corporate Governance Code (hereafter the "Lippens Code"), which replaces the recommendations made on this issue by the Banking, Financial and Insurance Commission, the Belgian Business Federation and Euronext Brussels became effective on January 1, 2005. The Lippens Code contains nine mandatory principles for publicly traded companies. Dexia, which has always placed an emphasis on corporate governance, intends to comply with these nine principles.

At its meeting on February 3, 2005, the Board of Directors of Dexia SA created a "corporate governance" committee within the Board, in charge of conducting a study and formulating recommendations on the various governance issues treated by the Lippens Code and on any adaptations for the existing situation at Dexia.

The **"corporate governance" committee** is composed of the following Board members: François Narmon, Pierre Richard, Rik Branson, Marc Tinant, Francis Vermeiren and Brian Unwin, and each member of the Board of Directors may participate in the committee to express his or her viewpoint on the points listed in the agenda. The committee met three times in 2005 (March 23, 2005, May 17, 2005 and June 27, 2005) and, at the request of the Board, discussed corporate governance issues, such as the role of the Board of Directors and its Chairman, the rights and obligations of Board members, Board membership, the organization of the Board, relations with shareholders and the role of the Management Board.

The work of this committee resulted in the development of a corporate governance charter, internal rules for the audit committee and a revision of the internal rules of the Board of Directors and the Management Board.

The **corporate governance charter** of Dexia SA (hereafter the "Charter") gives a detailed overview of the principal governance aspects of the company. This document, which the Board of Directors wanted to be complete and transparent, contains 5 sections. The first section deals with the structure and organizational chart for the Dexia Group. It also provides a brief history of the Group since its creation in1996. The second section describes the Dexia governance structure, and includes all the necessary information on the members, responsibilities and operations of the decision-making bodies: the Shareholders' Meeting, the Board of Directors and the Management Board. The internal rules of the Board of Directors and the Management Board are also provided in their entirety. This section of the Charter also describes the responsibilities of the management units established as of January 1, 2006 at Group level and the central functions of Dexia SA. The third section discusses the shareholders and Dexia share. It describes Dexia's relations with its shareholders and summarizes the features of Dexia capital and shares. The fourth section summarizes the control exercised over and within the Dexia Group. The "internal control" portion of this section contains information on the internal audit, ethics and compliance, and the report of the Chairman of the Board of Directors concerning the operations of the Board of Directors and the internal control procedures implemented by the company. The "external control" section deals with the Board of the Statutory Auditors and the protocol concerning prudential management of the Dexia Group signed with the Banking, Financial and Insurance Commission. The final section of the Charter describes Dexia's compensation policy for directors of the company and members of the Management Board.

Several elements of the Corporate Governance Charter are restated, as recommended by the Lippens Code, in the "Corporate Governance" chapter in the annual report of Dexia SA. Pursuant to the Lippens Code, the Charter has been available since December 31, 2005 on the company's website *www.dexia.com*.

1 Shareholders' relations

1.1. Shareholders' base

The following table shows the principal shareholders of Dexia SA (as of December 31, 2005):

Name of shareholder	Percentage of existing shares held as of December 31, 2005
Arcofin	16.56%
Holding Communal	16.22%
Caisse des dépôts et consignations	8.89%
Groupe Ethias	6.81%
CNP Assurances	1.86%

Dexia SA directly or indirectly held 1.86% of its own shares as of December 31, 2005. The employees of the Dexia Group held 4.82% of the company shares.

As of the same date, and to the company's knowledge, no individual shareholder, with the exception of Arcofin, Holding Communal, Caisse des dépôts et consignations and Ethias held more than 3% of Dexia SA.

In addition, the directors of Dexia SA held 136,315 shares in the company as of December 31, 2005.

1.2. Relations among shareholders

Dexia has no knowledge of the existence of agreements among its shareholders, nor of any concerted actions among shareholders.

1.3. Relations with shareholders

Dexia is attentive to the quality of its relations with both individual and institutional shareholders. These relations are a priority for the Group, which wants to strengthen dialogue and transparency in relations with shareholders.

2005 was an excellent year for the European markets in the euro zone. Closing the year at EUR 19.49 in Paris and EUR 19.48 in Brussels, the Dexia share rose 15.1% in 2005. Over a two-year period, (2004 and 2005), Dexia's performance was remarkable with growth of 42.8% compared with 40.3% for the EuroStoxx Banks. Over the same period, this performance ranked at the top of European indices.

1.3.1. Relations with individual shareholders

Over the years, Dexia has developed a rigorous, regular and interactive system for providing information to individual shareholders. It is based on the European club for individual shareholders and the European advisory committee of individual shareholders, who also benefit from a call center and dedicated pages on the Internet site, which are updated in real time.

The European club for individual shareholders

The European club for individual shareholders today has nearly 16,000 members, primarily Belgian and French shareholders. The club is a center for the distribution of the financial information to

shareholders who want to follow the evolutions in the Group through the publications and documents designed specifically for them. Shareholders can register in the European club for shareholders by telephone, e-mail or from the website *www.dexia.com*, as well as from the website *www.boursorama.com*.

Meetings with individual shareholders

Dexia regularly meets with its shareholders to discuss the businesses, the Group's strategy, its results and financial outlook. In 2005, Pierre Richard met with shareholders in Marseille and Strasbourg during meetings organized in partnership with major financial newspapers. He also chaired a meeting with shareholders in Paris on May 12.

Dexia also participates with other companies in meetings organized by the *Fédération française des clubs d'investissement* and the *Cercle de liaison des informateurs financiers* in France. In 2005, Dexia met with many shareholders in Montpellier, Lyon, Annecy, Tours and Biarritz. Every year, Dexia is also present at the Actionaria trade show in Paris. This major exposition intended for investors allows Dexia to dialogue directly with its shareholders.

Information media

Three times a year, Dexia publishes a newsletter for shareholders in French and Dutch informing individual shareholders regularly about developments in the Group, latest events, results and reports of Dexia SA shareholders' meetings. The letters to shareholders are sent to club members and to shareholders who request it. They are also available on the website. The Dexia annual report is available in four languages: English, French, Dutch and German. It is supplemented by the publication of a condensed annual report in English, French and Dutch. Dexia also publishes financial notices on its quarterly, half-year and annual results in the Belgian, French, Luxembourg and English press.

Dexia SA Shareholders' Meeting

A key moment in the life of the company, the Ordinary Shareholders' Meeting is announced by a dedicated information: official notices published in *Le Moniteur Belge*, in Belgium and in the *BALO*, in France; notices published in the national press media in Belgium and France; information provided by the toll-free number. A notice of meeting available in English, French and Dutch can also be downloaded from the Internet.

Shareholders meetings are broadcast live on the Internet, allowing shareholders who cannot attend to follow the debates and resolutions at the meetings.

As requested by the Belgian Company Code, the level of shareholding for the submission of proposals during a shareholders meeting by a shareholder is 20%.

The Internet site (www.dexia.com)

With 49,000 visitors a month against 42,000 in 2004, *www.dexia.com* confirmed in 2005 that it is a major forum for information about the Dexia Group for individual and institutional shareholders as well as for journalists. The site is practical in structure, giving quick access to all information on the life of the Group, its activities, its latest news, a list with prices and values of all the Group's investment funds and ethical funds, and the Dexia share price.

In 2005, its homepage "You are a shareholder" received almost 35,000 visits, i.e. a 15% increase in visit frequency. The site provides access to the Group's main publications such as annual and quarterly reports, as well as press releases, information letters to shareholders, and daily and monthly reports on the Dexia share.

Launched in 2004, *Dexia TV, sustainable development live* was very successful with site visitors. In 2005 almost 34,000 of them came on *www.dexia.com* to watch the reports on sustainable development related to environment, economy and social concerns.

In French, Dutch and English, the trilingual Dexia site is consulted for the most part by European surfers, principally Belgian and French.

The European Advisory Committee of Individual Shareholders

Established in June 2001, Dexia's European Advisory Committee has taken the place of the Advisory Committee of Dexia France, which was created in 1997. Its members, four Belgian shareholders, four French shareholders and three from Luxembourg, reflect the Group's European identity.

Its role is to advise the Group in its communication policy with regard to individual shareholders.

In 2005, the Advisory Committee met twice to find out the Group's results and to receive information on such issues as Dexia's international development in its public finance business and the Group's policy on sustainable development. Every year, one of the members speaks to the shareholders' meeting and reports on the work of the committee during the previous year.

Telephone information service for shareholders

This service can be reached from France at 0800 35 50 00 (tool free number), Monday to Friday from 9 a.m. to 7 p.m., and from Belgium at 00 32 2 213 57 46. It is regularly called by shareholders with all types of questions including the price of the Dexia share, the tax treatment of dividends, the amount of the dividend, the VVPR strips, and Dexia SA shareholders' meetings.

1.3.2. Relations with institutional shareholders

Relations with institutional shareholders, who hold about 30% of the capital, are extremely important to Dexia. For this purpose, the Investor Relations Department deploys a team based partly in Brussels and partly in Paris, which is specifically responsible for relations with investors and analysts.

Regular information channels

In 2005, the Investor Relations team organized an investor day for analysts and investors of all nationalities to inform them about the progress in the transition to the new IFRS accounting standards, but also to present the activity and the outlook for the public sector financial services business. During that meeting, Pierre Richard also had the opportunity to present the Group's three-year strategic plan to the market.

During the year, Dexia regularly publishes information through quarterly and annual activity reports, theme presentations and press releases on the business, financial results and Group news. All this information is available as from publication on the website *www.dexia.com* on the page "You are an Investor". It can also be obtained by e-mail.

In 2005, there was a wealth of financial news from Dexia, which resulted in the preparation of 35 publications, including 4 Activity Reports, 14 ad hoc presentations and 17 press releases.

Relations with institutional shareholders

After each presentation of results or in other circumstances, information meetings are organized throughout the world with the major

institutional investors, who can then ask questions about the Group's results or strategy directly to the members of the Management Board or Dexia's management.

In 2005, the Management of the Group, assisted by the Investor Relations team, met several hundred investors in 17 countries and 29 cities.

1.4. Circular FMI/2003-02 from the Banking, Financial and Insurance Commission

A Royal Decree of March 31, 2003 "concerning the obligations of issuers of financial instruments listed for trading on a Belgian regulated market" stipulates the obligations of issuers with regard to the information to be provided to the public and their obligations to holders of financial instruments. In July 2003, the Banking, Financial and Insurance Commission published a circular explaining and interpreting this Royal Decree.

The decree and the circular had a certain number of practical implications for Dexia SA, particularly Dexia's choice to use its Internet site to meet its obligations to publish the information stipulated by the decree and the circular.

In making this choice, Dexia SA made a commitment to meet several conditions, particularly the creation of a distinct section on the website reserved for the financial information stipulated in the circular.

Maximum use of the website for the communication of the mandatory financial information is one component of Dexia's policy to ensure transparency for its shareholders and institutional investors. The information required by circular FMI/2003-02 from the Banking, Financial and Insurance Commission can be found under the heading "Legal and regulatory information" on the Dexia website. This same policy of transparency for shareholders and institutional investors is also found in the Dexia SA Corporate Governance Charter.

1.5. Compliance with current legislations

As a company under Belgian law, whose shares are listed for trading in Belgium, France and Luxembourg, Dexia ensures compliance with the principle of equality among shareholders and respect for its legal and regulatory obligations to provide periodic and regular information.

2 Management of the Dexia Group

2.1. Group organization

Dexia was born in 1996 from Europe's first cross-border union in the banking sector, between Crédit Communal de Belgique and Crédit local de France. This initiative anticipated the emergence of a single currency and financial area in Europe. At first, the two entities were placed under the joint and equal control of two holding companies, one in Brussels and the other in Paris. In 1999, the Group was unified following the merger of the two holding companies, to form Dexia SA, a company under Belgian Law with its registered office in Brussels. Dexia SA is listed on the Euronext market and is part of the CAC 40 and BEL20 indices.

At the time of its unification in 1999, Dexia was given an organization controlled by a Management Board, itself chaired by the Chief Executive Officer and composed of a total of seven members, among which three were in charge both of a business line and an operating entity. That organization remained until the end of 2005, and was recast when the new Chief Executive Officer took office on January 1, 2006. That reorganization, described below, was conceived so that Dexia might operate in an even more integrated, rapid and effective manner than before, in order to take account of an environment presenting new challenges every day. Furthermore, in terms of governance, a Corporate Governance Charter was drawn up and put in place in 2005.

The operational management of the Group is currently organized as follows:

- The general management body at Dexia is the Group Management Board, composed of five members. It is chaired by *Axel Miller*, Chief Executive Officer; the other members are *Jacques Guerber*, Vice Chairman, *Dirk Bruneel*, *Rembert von Lowis* and *Xavier de Walque*. The mission of the Group Management Board consists in steering the Dexia Group and defining its strategy, responding to challenges and developing its human resources. Furthermore, in order to allow a quick decision-making process, four out of the five members of the Management Board are members of the Management Boards of the Group's major entities. Together with the head of the entity, they form the top management body of each entity.
- The Group Executive Committee, which deals with the central steering of the entire Group, consists of the five members of the Group Management Board, plus seven Executive Vice Presidents in charge of the business lines and the principal horizontal functions within the entire Group: Public Finance, under the charge of *Bruno Deletré*; Personal Financial Services (to be appointed); Treasury and Financial Markets, under the charge of *Alain Delouis;* Finance (to be appointed); Risk Management, under the charge of *Claude Piret;* Operations and IT, under the charge of *Marc Huybrechts*; Human Resources, Communications & Culture, under the charge of *Bernard-Franck Guidoni-Tarissi.*
- Each of the management bodies of the three main operating entities of the Group (Management Boards of Dexia Crédit Local, Dexia Bank and Dexia BIL) is composed of five members: *Axel Miller* and *Jacques Guerber,* two other members of the Group Management Board, and finally the Chairman of the management organ of the operating entity concerned: respectively *Gérard Bayol* for Dexia Crédit Local, *Stefaan Decraene* for Dexia Bank, and *Marc Hoffmann* for Dexia BIL.
- Moreover, *Hugo Lasat,* Chairman of the Management Board of Dexia Asset Management, *Guy Roelandt,* Chairman of the Management Board of Dexia Insurance Services and *Marc Hoffmann,* in his capacity of Chairman of RBC Dexia & Investor Services, also report directly to the Group Management Board.
- Finally, those in charge at Group level of Strategy and Development (Stéphane Vermeire), Financial Communication & Investor Relations (*Robert Boublil*), Audit (*Véronique Thirion*), Compliance (*Jean-Noël Lequeue*) and General Secretariat - Legal and Tax Department (*Olivier Van Herstraeten*), report directly to the Chief Executive Officer.

The cohesion of the decision-making and management process of the Group is thus ensured by the majority presence of members of the Group Management Board within the management bodies of the operating entities, and by the existence of seven Group divisions charged with monitoring the business lines and the major horizontal functions.

2.2 The Board of Directors of Dexia SA

2.2.1. Members of the Board of Directors (as of December 31, 2005) [1]

The bylaws of Dexia SA stipulate that the Board is composed of between sixteen and twenty directors. As of December 31, 2005, the Board of Directors was composed of nineteen members.

The Board of Directors of Dexia SA reflects the European identity of the Group with five nationalities represented. There is also the same number of French and Belgian directors, consistent with the Franco-Belgian legal identity of Dexia SA, with each nationality representing at least one third of the Board.

The table hereunder shows the situation as of December 31, 2005. On January 1, 2006 Pierre Richard took over from François Narmon (whose director mandate came to an end) the chairmanship of the Board of Directors. On the same date, Axel Miller was co-opted as director and succeded Pierre Richard as Chief Executive Officer.

Name, age, nationality, shareholding in Dexia	Specialized committees	Term of current mandate	Primary function	Other functions	Biography
François Narmon (director of Dexia SA until December 31, 2005) 71 years old Belgian Holds 7,060 Dexia shares Director since 1996	Member of the Strategy Committee, the Compensation Committee and the Appointments Committee (until December 31, 2005)	2002-2006	Chairman of the Board of Directors, Dexia SA (until December 31, 2005)	*Chairman of the Board of Directors:* - Dexia BIL - Dexia Insurance Belgium	Ingénieur commercial (degree similar to MBA). Joined Crédit Communal in 1957. Chairman of the Management Board of Crédit Communal (then of Dexia SA) from 1979 to 1999. Co-Chairman of the Dexia Group from 1996 to 1999. Chairman of the Board of Directors of Dexia SA since 1999.
Pierre Richard 64 years old French Holds 40,210 Dexia shares Director since 1996	Member of the Strategy Committee (of which he is the Chairman as from January 1, 2006) and the Appointments Committee Member of the Compensation Committee as from January 1, 2006	2002-2006	Group Chief Executive Officer and Chairman of the Management Board, Dexia SA (until December 31, 2005) Chairman of the Board of Directors, Dexia SA as from the January 1, 2006	*Director:* - Crédit du Nord - Le Monde - Air France/KLM - Generali France Holding - Companies belonging to the Dexia Group (Dexia Bank Belgium, Dexia Crédit Local, Dexia BIL, Financial Security Assurance)	Graduate from Ecole Polytechnique and Ecole nationale des Ponts et Chaussées. General Director for Local Governments, French Ministry of the Interior from 1978 to 1982. Deputy Managing Director of the Caisse des dépôts et consignations from 1983 to 1993. Chairman of Crédit local de France from 1987 to 1996. Co-Chairman of the Dexia Group from 1996 to 1999. Since 1999, Chairman of the Management Board and Chief Executive Officer of Dexia SA. Chairman of the Board of Directors, Dexia SA as from January 1, 2006.
Gilles Benoist *Independent director* 59 years old French Holds 300 Dexia shares Director since 1999	Chairman of the Audit Committee	2000-2006	Chairman of the Management Board, CNP Assurances	*Member of the Management Board:* - Groupe Caisse des Dépôts	Law degree. Graduate of Institut d'Etudes Politiques and Ecole Nationale d'Administration. Secretary-General of Crédit local de France as of 1987. Member of the Executive Board of Caisse des dépôts et consignations from 1993 to 1998.

(1) Article 2 of the Law of August 6, 1931 (Belgian Gazette of August 14, 1931) forbids ministers, former ministers and State Ministers, as well as members or former members of Legislative Assemblees to mention their status as such in acts and publications of profit-making companies.

Name, age, nationality, shareholding in Dexia	Specialized committees	Term of current mandate	Primary function	Other functions	Biography
Rik Branson 61 years old Belgian Holds no Dexia shares Director since 2001	Member of the Strategy Committee and the Appointments Committee	2002-2006	Chairman of the Management Board, Arcofin	*Chairman of the Management Board:* - Arcopar - Arcoplus - Auxipar *Censor:* - National Bank of Belgium	Graduate degree in economics. Several functions at the Regional Investment Company of Flanders from 1980 to 1989. He joined the Arco Group in 1989, Chairman of the Management Board as of 1992.
Guy Burton 57 years old Belgian Holds 2,000 Dexia shares Director since 2001	Member of the Compensation Committee as from January 1, 2006	2003-2007	Chief Executive Officer and Chairman of the Management Board, Ethias	*Chairman of the Board of Directors:* - Union des associations d'assurance mutuelle - Nateus SA - Network Research Belgium (NRB) - Incotech - Ame Life Lux - Ame Holding - Mnema ASBL	Law degree. Joined Société Mutuelle des Administrations Publiques (now Ethias) in 1974; Secretary-General in 1991; Chief Executive Officer in 1995.
Anne-Marie Idrac *Independent director* 54 years old French Holds no Dexia shares Director since 2004		2004-2008	Chairwoman and Chief Executive Officer, RATP	Member of the Conseil économique et social	Graduate of the Institut d'Etudes politiques de Paris. Law degree. Former student of ENA. Director of Land Transport at the Ministry of Equipment, Transport and Tourism (from 1993 to 1995). State Secretary for Transport (from 1995 to 1997). Deputy for the Yvelines region. Elected to the Regional Council of Ile-de-France. Retired from her political mandates in order to be named Chairwoman and CEO of RATP in 2002.
Denis Kessler *Independent director* 53 years old French Holds 15,285 Dexia shares Director since 1999	Member of the Strategy Committee	2000-2006	Chairman and Chief Executive Officer, SCOR Group	*Chairman:* - SCOR Life US Reinsurance (USA) - SCOR Reinsurance Company (USA) - SCOR US Corporation (USA) *Director:* - BNP Paribas SA - Bolloré Investissement SA - Dassault Aviation - Cogedim - AMVESCAP Plc	Ecole des Hautes Etudes Commerciales. Degrees in political science, economics and philosophy. Member of Conseil économique et social and Commission économique de la Nation. He is a member of la Société d'Economie Politique and of the Conseil de l'Association de Genève.
Serge Kubla 58 years old Belgian Holds no Dexia shares Director since 2005		2005-2006	Burgomaster of Waterloo (Belgium)	*Director:* - ASBL Les Amis du Musée Wellington - IP Trade	Solvay business school (partial cycle: three years out of four). Burgomaster of Waterloo since 1982. He is currently active in national politics.

Name, age, nationality, shareholding in Dexia	Specialized committees	Term of current mandate	Primary function	Other functions	Biography
André Levy-Lang *Independent director* 68 years old French Holds 38,000 Dexia shares Director since 2000	Chairman of the Appointments Committee Member of the Audit Committee since February 7, 2006	2000-2006	Associate Professor [émérite], Université Paris-Dauphine	*Director:* - Schlumberger - AGF - Institut Europlace de Finance - SCOR - Hôpital Américain de Paris	Graduate of Ecole Polytechnique. Ph.D. in Business Administration from Stanford University. Former Chairman of the Supervisory Board of Paribas, Associate Professor at Université Paris-Dauphine and company director.
Bernard Lux 56 years old Belgian Holds no Dexia shares Director since 2005		2005-2009 (to be appointed by the Ordinary Shareholders' Meeting of May 10, 2006)	Rector-Chairman of the Université de Mons-Hainaut	- Lecturer at the Warocqué faculty in Economic Sciences - Chairman of the Board of Directors of SA WHESTIA - Member of the Board of Directors and of the Compensation Committee of SA SOGEPA - Member of the Board of Directors and Chairman of finances and human resources at SWL (Société wallonne du logement) - Federal member of Conseil supérieur de l'emploi	Ph.D in applied economic sciences, author of studies and scientific articles.
Dominique Marcel 50 years old French Holds no Dexia shares Director since 2005		2005-2006	Financial Director of the Groupe Caisse des Dépôts Member of the Management Board of Caisse des dépôts et consignations	*Member of the Supervisory Board:* - Accor - CNP Assurances *Permanent representative of Caisse des dépôts et consignations:* - Supervisory Board of Caisse Nationale des Caisses d'Epargne et de Prévoyance (CNCE) - Board of Directors at Icade *Chairman of the Supervisory Board:* - Compagnie des Alpes	Degree on political studies, former student of the Ecole nationale d'administration. After several positions at the Direction du Trésor, Dominique Marcel was Economic Advisor to the President of the French Republic, Director of the cabinet of the French Minister for Employment and Solidarity between 1997 and 2000, Deputy Director of the Cabinet of the French Prime Minister between 2000 and 2002; General Inspector of finance; and since 2003 Financial director of Group Caisse des Dépôts.

Name, age, nationality, shareholding in Dexia	Specialized committees	Term of current mandate	Primary function	Other functions	Biography
Francis Mayer 55 years old French Holds no Dexia shares Director since 2003	Member of the Strategy Committee and the Appointments Committee	2004-2008	Chief Executive Officer, Caisse des dépôts et consignations	*Member of the Supervisory Board;* - CNP Assurances *Vice Chairman and member of the Supervisory Board:* - CNCEP *Director:* - VEOLIA Environnement - Casino Guichard-Perrachon - Accor	Former student of Ecole nationale d'administration. Qualified teacher of language and literature. Before becoming general manager of Caisse des dépôts et consignations, he was deputy manager of the Treasury division of the French Ministry of Economy and Finance (1994-1999), chairman of the Paris Club (1997-1999) and vice-chairman of the European Investment Bank (EIB) (1999-2002).
Roberto Mazzotta *Independent director* 65 years old Italian Holds no Dexia shares Director since 2001		2002-2006	Chairman of Banca Popolare di Milano	*Vice Chairman of the Board of Directors:* - Associazione Bancaria Italiana *Director:* - Associazione Nazionale Banche Popolari	Trained as an economist. Former professor at the University of Genoa. Active in Italian politics for twenty years. Entered in the banking sector in 1987.
Jan Renders 56 years old Belgian Holds no Dexia shares Director since 2003		2004-2008	Chairman of ACW	*Chairman of the Board of Directors:* - HIVA - Arcopar - Arcofin *Member of the Board of Directors:* - IDEWE - IBEVE	BA in sociology. He started his career in 1972 as adviser in the research department of ACV. From 1990 to 1997, he was national secretary of ACW. In 1997 he became Deputy General-Secretary of ACW. He was appointed General Chairman in 2002.
Gaston Schwertzer *Independent director* 73 years old Luxembourg Holds 30,660 Dexia shares Director since 1999		2000-2006	Doctor of law, company director Chairman of Luxempart Chief Executive Officer, Audiolux	*Chairman:* - Luxempart and Luxempart Energie - Sichel - Presta-Gaz - Energus *Director:* - Société électrique de l'Our - Foyer Finance - Dexia Banque Internationale à Luxembourg - Trief Corporation (Groupe Wendel)	Career in the gas industry and active in real property projects in Luxembourg. Director of Dexia BIL since 1984. Co-founder of BIL Participations (now: Luxempart). Honorary Consul of the Republic of Nicaragua.
Anne-Claire Taittinger *Independent director* 56 years old French Holds 1,000 Dexia shares Director since 2001	Member of the Compensation Committee (of which she is the Chairwoman as from February 7, 2006)	2001-2007	Member of the Management Board, Groupe Taittinger Chief Executive Officer, Société du Louvre – Groupe du Louvre	*Chairwoman:* - Société immobilière de la Tour La Fayette *Vice-Chairwoman of the Board of Directors:* - Baccarat *Director (permanent representative):* of Groupe Taittinger at Taittinger CCVC *Director:* - Carrefour	Graduate of Institut d'Etudes Politiques de Paris. Prior to becoming member of the Management Board of Groupe Taittinger, she was successively Secretary-General, Deputy Chief Executive Officer, Chief Executive Officer, then Chairwoman of the Supervisory Board of Société du Louvre of which she is now Chief Executive Officer as a result of the separation of the functions of Chairwoman and Chief Executive Officer.

Name, age, nationality, shareholding in Dexia	Specialized committees	Term of current mandate	Primary function	Other functions	Biography
Marc Tinant 51 years old Belgian Holds 100 Dexia shares Director since 2001	Member of the Audit Committee	2002-2006	Member of the Management Board, Arcofin	*Member of the Management Board (executive director):* – Arcoplus – Auxipar – Arcopar *Chief Executive Officer and Vice Chairman of the Board of Directors:* – EPC *Director:* – Retail Estates (SICAFI listed in Brussels) – SRIW (Société Régionale d'Investissement de Wallonie)	Graduate and Master's degree in economics. Before joining the Arco Group in 1991, he was General Adviser to the Management Board of the Walloon Regional Investment Company (SRIW).
Sir Brian Unwin *Independent director* 70 years old British Holds no Dexia shares Director since 2000	Member of the Compensation Committee	2000-2006	Chairman of Assettrust Housing, Limited	*Honorary Chairman:* – European Investment Bank *Chairman:* – European Centre for Nature Conservation *Director:* – English National Opera Company – Federal Trust for Education and Research	Studied at Oxford and Yale. Former diplomat, also worked for the Chancellor of the Exchequer and on the Prime Minister's staff in the United Kingdom. Chairman of the European Investment Bank in 1993; Honorary Chairman in 2000.
Francis Vermeiren 69 years old Belgian Holds 1,700 Dexia shares Director since 2004	Member of the Strategy Committee and the Appointments Committee	2005-2009	Burgomaster of Zaventem (Belgium)	*Chairman of the Board of Directors:* – Holding Communal SA	Former insurance inspector. Former manager of a tax office. Now active in politics at a national level.
Observer: **Frank Beke** 59 years old Belgian Holds 1,400 shares Observer since 2001			Burgomaster of Ghent (Belgium)	*Director:* Dexia Bank Belgium SA	Graduate degree in philology and communication sciences. Prior to being elected Burgomaster of Ghent in 1995, municipal councilor and alderman.

Eligibility criteria

The internal rules of the Board of Directors stipulate that directors are elected by the shareholders' meeting because of their expertise and the contribution they can make to the administration of the company.

In this context, the Appointments Committee created within the Board is responsible for establishing profiles of expertise that will be reviewed on a regular basis to take into account changes in the Dexia Group and its businesses.

Any member of the Board of Directors must have the time required to perform his obligations as a director.

Non-executive directors may not hold more than five directorships in publicly traded companies.

Procedure for nominating and assessing members of the Board of Directors

Nomination

The Appointments Committee is responsible for proposing to the Board of Directors the appointment of a new director. It submits a detailed report to the Board on the factors that justify this recommendation.

For this purpose, the Appointments Committee reviews the candidates' expertise, knowledge and experience. The candidate attends an interview conducted by the members of this committee or a delegation of committee members.

Assessment

Every year, the Board of Directors conducts a self-assessment of its operation which is conducted by the Chairman of the Board of Directors.

This self-assessment exercise may also be carried out by an external consultant. In this case, the contribution of each director will be reviewed.

If the term of a director is to be renewed, the Appointments Committee will use the results from the evaluation performed by an external consultant in order to assess the director's contribution to the work of the Board and his effectiveness.

The Lippens Code also stipulates that non-executive directors of the company are to conduct a regular assessment of their interactions with executive management and meet at least once a year without the Chief Executive Officer and other executive directors. One meeting of the Dexia Board of Directors will be held for this purpose without the Chief Executive Officer (and, as applicable, without the other executive directors).

Changes in the members of the Board of Directors of Dexia SA during the 2005 financial year

During the 2005 financial year, significant changes to members of the Board of Directors were as follows:

(1) Thierry Breton resigned from the Board of Directors of Dexia SA on February 28, 2005. The Ordinary Shareholders' Meeting of Dexia SA on May 11, 2005 gave the Board the option to appoint a new director in order to replace Thierry Breton. Pursuant to this decision by the Ordinary Shareholders' Meeting, the Board appointed Dominique Marcel to the Board to replace Thierry Breton on July 7, 2005. It will be recommended to the next Ordinary Shareholders' Meeting of Dexia SA on May 10, 2006 that it permanently appoint Dominique Marcel for a new four-year term.

(2) At the Ordinary Shareholders' Meeting of Dexia SA on May 11, 2005, Elio Di Rupo was permanently appointed for a new four-year term that would have ended at the end of the 2009 Dexia SA Shareholders' Meeting. Mr. Di Rupo had already been appointed by the Board of Directors of Dexia SA on November 16, 2004. Elio Di Rupo resigned from the Board of Directors of Dexia SA on October 6, 2005. At its meeting on November 17, 2005, the Board temporarily appointed Bernard Lux to replace Elio Di Rupo. The Dexia SA Ordinary Shareholders' Meeting on May 10, 2006 will be asked to permanently appoint Bernard Lux whose term will expire at the end of the 2009 Dexia SA Ordinary Shareholders' Meeting.

(3) At the same Dexia SA Ordinary Shareholders' Meeting on May 11, 2005, Francis Vermeiren was permanently appointed for a new four-year term. His term will expire at the end of the 2009 Dexia SA Ordinary Shareholders' Meeting. Mr. Vermeiren had already been appointed by the Dexia SA Board effective November 29, 2004.

(4) Eric André, who had served as a director of Dexia SA since 2002, died on July 28, 2005. At its meeting on November 17, 2005, the Board of Directors appointed Serge Kubla to temporarily replace Mr. André. The Dexia SA Ordinary Shareholders' Meeting on May 10, 2006 will be asked to permanently appoint Serge Kubla for a new four-year term.

(5) François Narmon resigned from the Board of Directors of Dexia SA on December 31, 2005. The Board appointed Axel Miller to replace Mr. Narmon temporarily as of January 1, 2006. The Board will recommend that the next Ordinary Shareholders' Meeting of Dexia SA on May 10, 2006 appoints Axel Miller for a new four-year term.

New directors

As indicated above, four new directors were named in 2005: Dominique Marcel, Serge Kubla, Bernard Lux and Axel Miller. As recommended by the Lippens Code, these new directors are introduced below.

- Dominique Marcel holds a degree in political science and is a former student of the ENA. He is Chief Financial Officer for the Group Caisse des Dépôts. He is a.o. also a member of the Management Board of Caisse des dépôts et consignations, a member of the Supervisory Board of Accor and the Chairman of the Supervisory Board of Compagnie des Alpes.
- Serge Kubla is active in national politics. He has served as Burgomaster of Waterloo since 1982, and is also a director of IP Trade and the ASBL "Les Amis du Musée Wellington".
- Bernard Lux holds a doctorate in applied economics and has authored a number of scientific studies and articles. He is the Rector-Chairman of the Université de Mons-Hainaut. He is a.o. also a professor at the Warocqué faculty in Economic Sciences and a federal member of the Conseil supérieur de l'emploi.
- Axel Miller holds a law degree. After working for 14 years as an attorney specializing in financial law, mergers and acquisitions and international commercial law, he joined the Dexia Group in 2001 as General Counsel. Appointed as a member of the Management Board of Dexia Bank Belgium in January 2002, he became Chairman of the Management Board of Dexia Bank Belgium and was appointed to head the Personal Financial Services business line in January 2003. Since January 1, 2006, Axel Miller has served as the Chief Executive

Officer of Dexia SA, a member of the Management Board of Dexia Crédit Local, Dexia Bank Belgium and Dexia BIL.

Independent members of the Board of Directors

The Lippens Code contains a list of criteria on the basis of which directors may be classified as independent. With a few exceptions, the criteria adopted by 2004 by the Board of Directors of Dexia SA (based on Article 524 of the Belgian Code of Companies and on the governance principles recommended by the Bouton report, which is the reference in France) were identical or stricter than those recommended by the Lippens Code.

At its meeting of February 7, 2006, the Board of Directors decided, on the recommendation of the Appointments Committee, to modify Dexia SA's criteria for independence by including the most demanding rules from the Lippens Code.

Pursuant to this decision, the independence criteria applied by Dexia SA to its directors are as follows:

1. For a period of 3 years preceding his or her appointment as an independent director, the nominee may not have held office or served as a director, manager, member of the Management Board, chief executive officer, executive officer or employee of Dexia SA or a company or a person affiliated with Dexia SA or which is part of its consolidated group (this condition does not apply when the term of office of an independent director is renewed).
2. The independent director may not be a director of Dexia SA for more than 12 years (termination of an independent directorship for this reason only occurs at the expiry of the current term in which the 12-year period is exceeded); termination of an independent directorship at the end of the 12-year period does not preclude renewal of the appointment as a non-independent director.
3. The independent director may not have, either at Dexia SA or in an affiliated company, a spouse or person with whom he or she lives under a common law marriage, an immediate family member or a relative up to two removes, who is a director, manager, member of the Management Board, chief executive officer, executive officer, or has a financial interest as specified in point 4 below.
4. Neither the independent director, nor his or her spouse, or the person with whom he or she lives under a common law marriage, or an immediate family member or a relative up to two removes, may hold shares representing 3% or more of the capital or of a class of shares of Dexia SA. If these persons hold rights representing less than 3% of the capital or a class of shares of Dexia SA, these rights may not exceed said limit of 3% when added to those held by the companies controlled by the independent director; lastly, the transfer deeds for these shares or the exercise of the rights attached to them may not be subject to any contractual agreements or unilateral commitments to which the independent director has subscribed.
5. The independent director may not be an executive director of a company in which Dexia SA directly or indirectly holds a position as director.
6. The independent director may not be (or be directly or indirectly affiliated with) a client, a supplier, an investment banker, a commercial banker (i) that is significant to Dexia SA or a company affiliated with Dexia SA or (ii) for which Dexia SA or a company affiliated to it represents a significant proportion of its business.
7. The independent director may not serve as auditor of Dexia SA or an affiliated company at any time during the previous five years.
8. The independent director may not represent a shareholder who alone, or with one or more other shareholders, holds more than 5% of the capital of Dexia SA.
9. The independent director may not receive, or have received, substantial additional compensation from the company or an affiliated company, other than the compensation received as a non-executive director.
10. The independent director may not be an executive director or managing director of another company in which an executive director or managing director of Dexia SA is a non-executive director or a managing director, and may not have other significant ties with the executive directors of Dexia SA through an interest in other companies or entities.
11. A director is independent if he or she has no relations of any kind whatsoever with Dexia SA, a company affiliated to Dexia SA or the management of Dexia SA, which might compromise the exercise of his or her freedom of judgment. He or she may not maintain any relations with any other company which might call into question his or her independence.

Based on these criteria, there are eight independent directors on the Dexia SA Board as of December 31, 2005:

- Anne-Marie Idrac;
- Anne-Claire Taittinger;
- Gilles Benoist;
- Denis Kessler;
- André Levy-Lang;
- Roberto Mazzotta;
- Gaston Schwertzer;
- Sir Brian Unwin.

Non-executive members of the Board of Directors

A non-executive member of the Board of Directors is a member who does not exercise management functions in a company of the Dexia Group. The internal rules of the Dexia SA Board of Directors stipulate that at least half of the Board must be non-executive directors. It should be noted that, with the exception of the Chief Executive Officer (Pierre Richard until December 31, 2005 and Axel Miller as from January 1, 2006), all members of the Dexia SA Board of Directors are non-executive members.

Separation of the functions of Chairman of the Board of Directors and Chief Executive Officer

The bylaws of Dexia SA, as well as the internal rules of the Board of Dexia SA, specifically define the rule for separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO). They must necessarily be entrusted to different individuals of different nationalities, even when the Chairman of the Board of Directors is unable to preside and is replaced by another member of the Board.

Term of office

The term of office for Board members elected on or after May 7, 2002 is a maximum of four years.

2.2.2. Duties and responsibilities of the Board of Directors

The internal rules of the Board of Directors describe the expertise and responsibilities of the Board of Directors in three areas:

- strategy and general policy;
- management control and monitoring risks;
- relations with shareholders.

Strategy and general policy

The Dexia Board of Directors defines, in the name of all shareholders and on the recommendation from or on the advice of the Management Board, the strategy and general policy of the company and the Dexia Group.

It also sets the standards for the Group and ensures the implementation of the strategy for the Group, but also for Dexia Bank Belgium, Dexia Crédit Local and Dexia BIL.

The Board also ensures compliance with good governance principles, including the acknowledgment of the corporate interest of Dexia Bank Belgium, Dexia Crédit Local and Dexia BIL.

Within this framework, Dexia's internal rules stipulate that the Board of Directors:

- meets at least once a year to evaluate the challenges and strategic stakes facing Dexia;
- reviews the strategic recommendations made by the Management Board;
- defines the strategy for the different Dexia businesses, which is implemented by the Management Board, sets the priorities, approves the annual budget and ensures that the resources committed are adequate for the strategy chosen;
- defines the values of the Dexia Group on the advice of the Management Board.

The internal rules give the Board specific responsibilities for major acquisitions and disposals of assets.

Any acquisition or disposal made by the Dexia Group (Dexia SA or a company directly or indirectly controlled by Dexia SA) for an amount equal to or greater than EUR 50 million must receive prior authorization from the Board of Directors. In the case of urgency, the Chairman of the Board of Directors and the Chairman of the Audit Committee, by delegation from the Board and by common accord, may authorize such a transaction or decide to convene the Board.

Any guarantee given to a third party by Dexia SA for an amount equal to or greater than EUR 50 million must be notified in advance to the Board of Directors. In the case of urgency, the Chairman of the Board of Directors and the Chairman of the Audit Committee shall be notified and may decide by common accord possibly to convene the Board of Directors in order that it might be notified.

Management control and risk management for the company

The Board of Directors controls and directs the management of the company and the Group and monitors risks. For this purpose, the internal rules of the Dexia Board of Directors provide that the Board:

- evaluates the implementation within the Group and at Dexia Bank Belgium, Dexia Crédit Local and Dexia BIL of strong and independent controls which include, in particular in an effort of centralization, risk management, internal audit and compliance;
- takes all measures necessary to ensure the integrity of the financial statements;
- evaluates the performances of the members of the Management Board;
- supervises the performances of the auditors and internal audit team;
- defines the organization of the Management Board, the members, operating methods and obligations on the recommendation of the Chief Executive Officer; the Board sets the compensation for the members of the Management Board on the recommendation of the Compensation Committee and the recommendation of the Chief Executive Officer for members of the Management Board other than the Chief Executive Officer.

The role of the Board of Directors towards the company shareholders

The Board's actions are guided solely by the interest of the company with respect to the shareholders, customers and employees.

The Board ensures that its obligation toward its shareholders are understood and met and reports to the shareholders on the performance of its duties.

2.2.3. Operation of the Board of Directors

2.2.3.1. Bylaws

The company's bylaws set forth the following rules that govern the operation of the Board of Directors:

- All deliberations require the presence or representation of at least half of the members of the Board.
- Decisions are approved by a majority vote of all members present or represented. If there is a tie vote, the chairman or the member replacing him shall cast the deciding vote.
- Decisions concerning the operations described below require the presence or representation of at least two thirds of the members of the Board, and a two-thirds majority vote of all members present or represented:

(i) any decision to employ authorized capital or to submit to the Ordinary Shareholders' Meeting a resolution to approve the issue of shares, convertible bonds or redeemable in shares, warrants or other financial instruments eventually conferring the right to shares, when the amount of the capital increases that would result from the issue of such shares or the conversion or redemption of such bonds or the exercise of such warrants or other financial instruments exceeds 10% of the amount of capital existing prior to these decisions;

(ii) any decision relating to the acquisition or sale of assets representing more than 10% of the company's equity;

(iii) any decision to submit to the Ordinary Shareholders' Meeting a resolution to amend the company's bylaws;

(iv) any decision relating to the appointment or dismissal of the Chairman of the Board of Directors and the Chief Executive Officer.

2.2.3.2. Internal rules of the Board of Directors of Dexia SA

The internal rules of the Board of Directors of Dexia SA, which were set up in 1999, codify a set of rules designed to allow the Board to

exercise its full powers and to optimize the contribution of each member, were substantially modified in 2005, primarily because of the new organizational structure of the Dexia Group and the implementation of the Lippens Code. The major elements of the rules concern:

- general organizational principles of the Board of Directors;
- confidentiality obligation for members of the Board;
- training Board members;
- conflicts of interest;
- transactions between a company of the Dexia Group and Board members;
- proprietary trading in Dexia securities.

General organizational principles

The Board of Directors is organized to achieve the best exercise of its expertise and responsibilities.

The meetings of the Board are frequent enough to allow the Board to perform its responsibilities. Board members agree to participate actively in the work of the Board and the committees on which they sit. Attendance at meetings of the Board and committees is the first condition of this participation and attendance at least three fourths of the meetings is desired.

The agenda lists the items to be discussed and specifies if they are listed for information purposes, for discussion, or for a vote.

The minutes report discussions and record the decisions made, specifying reservations issued by some directors, if applicable.

Obligation of confidentiality

The information provided to the directors in the performance of their duties, during Board meetings, meetings of the specialized committees, or during private interviews, is provided *intuitu personae*; they shall ensure that the confidentiality of such information is strictly maintained.

The knowledge of privileged information leads to the prohibition against executing, on his own behalf or on behalf of third parties, transactions on the securities of the companies in question and a ban on disclosing this information to third parties.

Training of Board members

In order to acquire a solid understanding of the Dexia Group, the new members of the Board of Directors are invited, when they take office, to one or two days of contacts and visits within the Group.

The Board members who sit on the specialized committees are chosen on the basis of their specific skills. They are assisted by outside experts as needed. The missions of these specialized committees are also clearly defined in the internal rules of the Board of Directors.

Conflicts of interest

Directors make sure that their participation on the Board of Directors is not a source of direct or indirect conflict of interest, either personally or because of the professional interests they represent.

They must ensure that their membership on the Board reflects complete independence from interests outside the company itself. In particular, cross-exchanges of directors are to be avoided.

Directors report to the Board if there is a significant change in their duties and the Board decides whether to accept their resignation in such cases, after an opinion from the Appointments Committee. They must resign if a change in their situation creates an incompatibility with their office as a Dexia director.

If a director directly or indirectly has a financial interest in a decision or operation to be decided by the Board of Directors, he must inform the other members of the Board before they deliberate. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the Board meeting that must make the decision. In addition, he must inform the company's auditors.

For publication in the annual management report, the Board of Directors describes in the minutes the type of decision or operation in question and the reasons for the decision made and the financial consequences for the company. The management report contains copy of the minutes described above.

The auditors' report must also include a separate description of the financial consequences resulting for the company from the decisions made by the Board of Directors which include a conflicting interest as defined by the provisions set forth above.

The director with a conflicting interest may not participate in the Board's deliberations on the transactions or decisions in question or vote on these issues.

Transactions between a company of the Dexia Group and Board members

The transactions between a company within the Dexia Group and the directors must be entered into under normal market conditions.

Own-account transactions on Dexia securities

In order to promote the transparency of transactions in Dexia securities, the internal rules stipulate that the directors declare the following to the compliance officer:

a. at the time they take office, the Dexia securities or financial instruments that they hold;
b. after each translation, the details of that transaction in order to make the appropriate publications;
c. at the end of each year, an update of the Dexia financial securities or instruments that they hold.

Before any transaction involving the Dexia securities, the directors inform the Group Compliance Officer of the transaction that they are planning to execute.

In any event, directors shall not execute the following transactions without the prior agreement of the Group Compliance Officer:

- any transaction on Dexia securities for a period of 1 month prior to the publication of the financial results ("closed period");
- any transaction on Dexia securities during sensitive periods of which they are notified by the Group Compliance Officer and which are determined by the officer on the basis of a general policy defined in collaboration with the Audit Committee ("prohibited period");
- any transactions in the opposite direction of a previous transaction, with the exception of the sale of shares following the exercise of options within a period of 6 months from the date of exercise.

Board members also agree to hold the Dexia shares they have acquired or plan to acquire in a securities account opened in their name in one of the credit institutions of the Dexia Group or in an institution approved by Dexia, or to register their shares.

The preceding obligations for Dexia securities apply to directors, their spouses (if there is no legal separation) and their minor children.

The various obligations set forth in these rules also apply to observers as defined in the Dexia SA bylaws.

The Group Compliance Officer ensures compliance with the rules set forth in the previous paragraphs by the directors.

In addition to communicating the overall positions in Dexia stock in the company's annual report, the individual transactions have been published since early 2005 on the Dexia website and on the site of the Autorité des Marchés Financiers (France), pending additional instructions resulting from the transposition of European standards in this area.

2.2.3.3. Activity and operation of the Board of Directors of Dexia SA during the 2005 financial year

Attendance by Board members

The Board of Directors met eleven times in 2005. The directors' attendance rate at Board meetings was 82%.

Activities of the Board of Directors

In addition to the items belonging to the ordinary competence of the Board of Directors (follow-up of the results, approval of the budget, nomination and compensation of the members of the Management Board), the Board concentrated in particular on the following matters:

- the analysis of the Dexia Group's strategic orientations;
- the discussion and approval of the audit program for 2005;
- the study and approval of the proposed partnership with Royal Bank of Canada;
- the creation of Dexia Corporate University;
- the discussion and decision on the payment by the company of the social security contributions owed by the directors;
- the discussion of Dexia's activity in ISR;
- the approval of Dexia's participation in the CEC privatization;
- the discussion and approval of the offer to purchase a stake in Banca Comerciala Romana;
- the report from the Chairman of the Board of Directors of Dexia SA on the operations of the Board and internal control within the Group;
- the discussion and reading of the internal control report and the report on risk measurement and management in 2004;
- the monitoring of the Dexia Bank Nederland issue;
- the employee share plan and the stock option plan for 2005;
- the discussion and approval of the charter of legal and tax functions;
- the strategy concerning the share buyback program;
- the establishment of an action plan to develop the place of women in the Group;
- the discussion on the succession plan for the Group;
- the policy of Public/Private Partnership;
- the Data Consolidation Center;
- the Fortis proposal of bringing together Dexia and Fortis;
- the sale of Eural;
- the new organization for the Group;
- the adoption of the corporate governance charter, the modification of the internal rules of the Board of Directors and the modification of the internal rules of the Management Board;
- the development of the internal rules of the Audit Committee;
- the new Dexia institutional campaign.

Conflicts of interest in 2005

As indicated previously, if a director has a proprietary interest that is directly or indirectly opposed to a decision or transaction that comes within the competence of the Board of Directors, the director must notify the other Board members before the matter is discussed by the Board. In addition, both the Board member's notification and the reasons justifying the conflicting interest included in the notification heading must be recorded in the minutes of the Board meeting during which a decision must be made regarding the matter in question.

The excerpts from the minutes of the Board of Directors' meetings during the year 2005 relative to the points justifying the application of the provisions of article 523 of the Belgian code are reproduced below.

(1) During the session held on March 3, 2005, the Board analysed the Management Board members' compensation. Because the Chief Executive Officer is also Chairman of the Management Board, he abstained (in compliance with article 523 of the corporate code) from participating in the Board's discussion and voting relative to his own compensation. The excerpts from the meeting minutes relevant to the Chief Executive Officer state as follows:

François Narmon reported on the compensation committee meeting held on February 2, 2005.

In addition to the points regarding the 2005 employee share plan and the 2005 stock option plan that would be dealt with under another point on the agenda, the Compensation Committee discussed primarily the variable part of the Management Board members' remuneration for the 2004 fiscal year. In as much as he had a personal interest in this matter, Pierre Richard abstained from participating in the discussion.

François Narmon pointed out that the Board of Directors had decided to link the calculation of the 2004 variable part to the growth in the consolidated net earnings per share, and that it is computed as a percentage of the fixed part. The hypothesis adopted was that the variable portion reached the target percentage for a growth in net profit per share in 2004 of +8% with respect to 2003 (corresponding to budget projections made in February 2004). The target percentage was to be increased by 40% if growth in earnings per share (EPS) reached +13.5%.

The EPS increased by 25.1% in 2004. The Compensation Committee decided to cap the variable part percentage at the figure corresponding to EPS growth of 13.5%, that is, 105% for the Chief Executive Officer. Additionally, the Compensation Committee proposed implementing the possibility of applying an adjustment ranging from 0 to 20% to the Management Board

members according to the extent to which they attained their objectives in their areas of activity and duties.

In line with that concept, the variable part percentage, after this fiscal year, remains at 105% for the Chief Executive Officer, who also benefits from an additional payment that had already been provided for in 2004.

With regard to 2005 compensation, the Compensation Committee proposed maintaining the fixed compensation at the 2004 level. As for the variable portion, the Compensation Committee proposed maintaining the principle of solidarity among the Management Board members, and using the growth of net income exclusive of non-recurring items as a criterion for setting this variable part. The Compensation Committee felt that this criterion would make it possible to avoid complex restatements and the need to take non-recurring items into account.

For 2005, the proposed key percentage would be 4% of net income growth exclusive of non-recurring items with respect to the budget, with a target percentage of 75% for the Chief Executive Officer. The proposal was also made to maintain the possibility of adjusting each Management Board member's variable part between 0 and 20% on an individual basis, according to their achievement of objectives in their areas of activity and duties.

The Compensation Committee further proposed allotting 150,000 options to the Chief Executive Officer.

Decision

The Board of Directors unanimously voted to approve the proposals made by the Compensation Committee. Pierre Richard abstained from participating in the discussion of his compensation.

(2) On April 26, 2005, the Board examined the question of the succession of the top management of Dexia SA. In compliance with article 523 of the corporate code, the Chief Executive Officer and Chairman of the Board abstained from participating in the discussion and voting on the financial terms of the succession plan. The minutes of the meeting cited – in so far as they reflect the financial details of the succession plan – are reproduced below:

When the Board dealt with the financial terms, Pierre Richard and François Narmon abstained, in recognition of their conflict of interest, from the discussion and voting on the matters affecting them. The Board established the methods for calculating the fixed and variable parts of the compensation of the future Chief Executive Officer and the future Vice Chairman of the Management Board.

In addition, the target percentage of the variable portion of the Chief Executive Officer's compensation was set at 75%.

The Board also set the annual compensation for the term of office of the future chairman, and a benchmark for the compensation given to the Board chairmen of companies listed on the BEL20 and the CAC 40 exchanges will be presented to the Compensation Committee in a timely manner.

Lastly, the Board decided that François Narmon's lump sum allowance would be settled for the period from January 2006 to May 2006 on a prorated basis.

A note giving the detailed figures of these compensation packages is available in the Human Resources Department for those Board members who wish to know this information.

Information provided to Board members

Each quarter, the Chief Executive Officer of Dexia SA provides a report to the members of the Board of Directors on the activities of the different entities and their subsidiaries. This report focuses on the Group's key business lines and gives a detailed picture of Dexia's position in each of these segments.

Between two meetings of the Board of Directors, the Chief Executive Officer also sends an information letter to the directors describing major events which affect the Dexia Group.

Directors' attendance at Board meetings

	% of meetings attended	Notices
Narmon, François	100%	
Richard, Pierre	100%	
André, Eric	71%	Of a total of 7 meetings
Benoist, Gilles	91%	
Branson, Rik	100%	
Breton, Thierry	50%	Of a total of 2 meetings
Burton, Guy	64%	
Di Rupo, Elio	67%	Of a total of 9 meetings
Idrac, Anne-Marie	55%	
Kessler, Denis	80%	Of a total of 10 meetings (he was excused from attending one Board of Directors' meeting due to a conflict of interest)
Kubla, Serge	/	Appointed at the last Board of Directors' meeting of 2005
Levy-Lang, André	73%	
Lux, Bernard	/	Appointed at the last Board of Directors' meeting of 2005
Marcel, Dominique	100%	Of a total of 4 meetings
Mayer, Francis	73%	
Mazzotta, Roberto	82%	
Renders, Jan	82%	
Schwertzer, Gaston	73%	
Taittinger, Anne-Claire	82%	
Tinant, Marc	91%	
Unwin, Brian	91%	
Vermeiren, Francis	100%	
Beke, Frank (observer)	82%	

2.2.4. Compensation paid by Dexia SA to its directors in 2005

Review of the principles applied

In 2002, Dexia SA's Ordinary Shareholders' Meeting approved a resolution to grant a maximum annual directors' compensation of EUR 700,000. This meeting also authorized the Board to determine the practical procedures and individual allocation of this compensation.

At its meeting on May 23, 2002, the Board of Directors decided to grant each director a fixed compensation of EUR 20,000 (EUR 5,000 per quarter – fixed compensation), and directors' fees (variable compensation) of EUR 2,000 per Board meeting or specialized committee meeting.

Directors who have been in office for less than one full year shall earn a proportion of this fixed fee based on the number of quarters during which they have effectively been in office.

2.2.4.1. Directors' fees paid to the directors of Dexia SA for the performance of their duties in 2005 (gross amounts)

	Board of Directors (fixed rem.)	Board of Directors (var. rem.)	Strategy Committee	Audit Committee	Compensation Committee	Appointments Committee	Total	Other Dexia Group entities
Narmon, François	0	0	0	0	0	0	0	123,846.76 (5)
Richard, Pierre	0	0	0	0	0	0	0	(5)
André, Eric	10,000	10,000	0	6,000	0	0	26,000	11,250 (4)
Benoist, Gilles	20,000	20,000	0	8,000	0	0	48,000	
Branson, Rik	20,000	22,000	10,000	0	0	10,000	62,000	22,500 (4)
Breton, Thierry	5,000	2,000	0	0	0	0	7,000	
Burton, Guy	20,000	14,000	0	0	0	0	34,000	
Di Rupo, Elio	15,000	12,000	0	0	0	0	27,000(1)	16,875 (1) (4)
Idrac, Anne-Marie	20,000	12,000	0	0	0	0	32,000	
Kessler, Denis	20,000	16,000	4,000	0	0	0	40,000	
Kubla, Serge	0	0	0	0	0	0	0	
Levy-Lang, André	20,000	16,000	2,000	0	0	10,000	48,000	
Lux, Bernard	0	0	0	0	0	0	0	
Marcel, Dominique	0	0	0	0	0	0	0(2)	
Mayer, Francis	5,000	6,000	0	0	0	4,000	15,000(3)	
Mazzotta, Roberto	20,000	18,000	0	0	0	0	38,000	
Renders, Jan	20,000	18,000	0	0	0	0	38,000	
Schwertzer, Gaston	20,000	16,000	0	0	0	0	36,000	61,973.38 (5)
Taittinger, Anne-Claire	20,000	18,000	0	0	6,000	0	44,000	
Tinant, Marc	20,000	20,000	0	8,000	0	0	48,000	
Unwin, Brian	20,000	20,000	0	0	6,000	0	46,000	
Vermeiren, Francis	20,000	22,000	10,000	0	0	10,000	62,000	
Beke, Frank (*observer*)	20,000	18,000	0	0	0	0	38,000	22,500 (4)

(1) The percentages and directors' fees for the terms of office as a director of Dexia SA and Dexia Bank corresponding to Elio Di Rupo were paid directly to the "Frans Aubry" Public Purpose Foundation after withholding of the professional deduction at source.
(2) Dominique Marcel does not wish to receive percentages or fees as a director.
(3) The percentages and fees for the term of office as a director of Dexia SA corresponding to Francis Mayer for the first quarter of 2005 (which total EUR 15,000), were paid directly into the Caisse des dépôts et consignations after withholding of the professional deduction at source. As from the second quarter of 2005, Francis Mayer does not wish to receive any further percentages or fees as a director.
(4) Percentages and fees obtained for a term of office as a director of Dexia Bank Belgium.
(5) Percentages and fees obtained for a term of office as a director of Dexia Banque Internationale à Luxembourg. Dexia BIL will pay, as it does each year, the compensation to directors for the 2005 fiscal year only after the 2006 Ordinary Shareholders' Meeting (which will take place on March 28, 2006). As a guide, it is indicated that, for the 2004 fiscal year, the percentages and fees obtained for a term of office as a director of Dexia Banque Internationale à Luxembourg were set at EUR 61,973.38 per director, with a double percentage for the Chairman of the Board of Directors. An amount of EUR 61,973.38 allotted to Pierre Richard was paid directly to Dexia SA.

On April 26, 2005, the Board of Directors fixed the gross annual remuneration of Pierre Richard when he succeeds François Narmon in 2006 as Chairman of the Board of Directors at EUR 400,000. That amount will be included in the overall package of directors' remunerations.

2.2.4.2. Payment of social security contributions

Every Board member of Dexia SA is considered in Belgium as an independent worker and consequently must join an independent workers' fund and, in principle pay the social insurance and related items. Now, some Board members already benefit from social insurance under another system and may therefore be required to pay contributions in Belgium simply because of the mandate carried out at Dexia SA without benefiting from social insurance payments.

Thus for example Board members not resident in Belgium who already benefit, in their country of residence, from social insurance and who are required to contribute in Belgium to an annuity.

Likewise, a Board member resident in Belgium who is subject to the salaried employees system or to the system applicable to public servants as a principal activity and who is required to contribute as an independent worker additionally because of the mandate carried out in Belgium without benefiting from increased social insurance compared to what he already qualifies for because of his principal activity.

In order to offset the cost of social security paid in annuity by Board members finding themselves in this situation (which will be reviewed every year in order to take account of changes in status), the Board of Directors, at its May 26, 2005 meeting, decided that Dexia SA would pay for the social contributions paid in annuities and late interest and other increases due to the fact of carrying out the mandate of Board member of the company. As a result of this decision, the envelope of EUR 700,000 established by the Ordinary Shareholders' Meeting is exceeded. The decision was taken, therefore, on condition of approval, by the next Ordinary Shareholders' Meeting of May 10, 2006, to increase the maximum ceiling of Board members' compensation from EUR 700,000 to EUR 1,300,000.

The persons qualifying for this payment are those who were Board members of the company on January 1, 2005 for all of the social insurance contributions due from January 1, 2000 as well as any new Board member who meets the required conditions and Frank Beke in his position as observer.

The global amount expensed or to be expensed by Dexia for the financial years from 2000 to 2005 may be estimated at about EUR 300,000.

2.2.4.3. Compensation paid to the Chairman of the Board of Directors

The Chairman of the Board of Directors, François Narmon, did not receive any compensation for his position as director in 2005. However, at its meeting on March 13, 2000, the Compensation Committee proposed a fixed annual fee to the Chairman, for the full period of his term, as well as options granted annually. This proposition, which was approved by the Board of Directors on March 14, 2000, was taken in view of the pre-eminent role played by François Narmon in promoting and representing the Group. To that effect, François Narmon will receive an amount of EUR 707,000 for the period running from January 1, 2005 to May 10, 2006. Moreover, in 2005 Dexia Bank paid a premium of EUR 75,323 on a life insurance contract concluded by Dexia Bank in favor of the beneficiaries of François Narmon.

2.2.4.4. Compensation paid to the Chief Executive Officer

The Chief Executive Officer does not receive any fee for his position as director. However, he was remunerated for his responsibilities as Chief Executive Officer and Chairman of the Management Board (see hereafter).

2.2.5. Specialized committees created by the Board of Directors

In order to review in detail the matters submitted to the Board of Directors, it has established four specialized Board committees (the Compensation Committee, the Audit Committee, the Strategy Committee and the Appointments Committee) which are charged with preparing its decisions, those decisions remaining under the sole responsibility of the Board. Unless they have been specially delegated by the Board, the specialized committees have indeed no decision-making powers.

These committees are composed of three to six Board members appointed by the Board of Directors for a period of two years, which may be renewed.

After each meeting, a report on the committee's work is submitted to the Board of Directors.

2.2.5.1. Strategy Committee

a) Membership

The Strategy Committee has six members, including the Chairman of the Board, who chairs the committee, the Chief Executive Officer and four other directors representing the diversity of Dexia shareholders.

The members of this committee are (as of December 31, 2005):

- François Narmon (*)
- Pierre Richard
- Rik Branson
- Denis Kessler (independent director)
- Francis Mayer (**)
- Francis Vermeiren (**).

(*) François Narmon left this committee on January 1, 2006; he was replaced by Axel Miller on that date.

(**) Francis Mayer and Francis Vermeiren joined the Strategy Committee on January 11, 2005.

Pierre Richard has been Chairman of the Strategy Committee since January 1, 2006.

André Lévy-Lang left this Committee on January 11, 2005.

b) Responsibilities

The Strategy Committee meets annually to assess the strategic position of the Dexia Group in view of changes in the Group's environment, its markets and its medium-term growth strategies and to prepare for the annual meeting of the Board of Directors that will consider this issue.

The Strategy Committee may also meet as needed, on the initiative of the Chief Executive Officer, to study, before a review by the Board of Directors, major projects that require a particular level of confidentiality because of their repercussions on the financial markets.

Any of its members may also request a meeting of the Strategy Committee.

The Group's strategy is developed on the basis of the following principles:

a. it is the responsibility of the Management Board to take the initiative to study and propose projects of a strategic nature to the Strategy Committee and to the Board of Directors;

b. the Board of Directors and the Strategy Committee of the Board may ask the Management Board to study a strategic option;

c. projects that meet at least one of the following criteria are considered to be of a strategic nature:

   (i) a project of acquisition or disposal of assets for an amount equal to or greater than EUR 300 million;

   (ii) a project of joint venture, consortium or partnership with a third party that could have a significant impact on the scope of consolidation of the Group and/or on its results or the results of one of its businesses;

   (iii) a project of alliance or partnership that implies a significant change in the shareholding structure of Dexia SA.

c) Operation and activities in 2005

In 2005, the Strategy Committee met five times (January 10, June 21, October 10, October 14, and November 16) to consider in particular the Romanian files CEC and BCR.

d) Attendance of each individual director at meetings of the Strategy Committee

François Narmon	100%
Pierre Richard	80%
Rik Branson	100%
Denis Kessler	100%(*)
André Levy-Lang	100%(**)
Francis Mayer	75%
Francis Vermeiren	100%

(*) Denis Kessler attended two meetings of the Strategy Committee. He was excused from attending three meetings due to a conflict of interest.

(**) André Levy-Lang took part in a meeting of the Strategy Committee (January 10, 2005). He left the Strategy Committee on January 11, 2005.

2.2.5.2. Audit Committee

a) Membership

The Audit Committee is composed of three to five directors, all non-executive. To the extent possible, the majority of the Audit Committee members are independent directors, which has been the case since February 7, 2006, since André Levy-Lang, an indepen-

dent director, was appointed as a member of the Audit Committee as of that date. The most relevant criterion for selection of committee members remains expertise and independent judgment.

The Chairman of the Board of Directors may attend meetings of the Audit Committee. The Chief Executive Officer may attend, but may not be a member of the Audit Committee.

The members of this committee are (as of December 31, 2005):

- Gilles Benoist, independent director and chairman of the committee
- Marc Tinant
- Eric André (deceased on July 28, 2005)

b) Responsibilities

The role of the Audit Committee is, on the one hand, to review the projects of the annual, quarterly, corporate and consolidated financial statements of the Group in order to verify, from those transmitted documents, in particular the conditions under which they were established and to ensure the relevance and continuity of the accounting principles and applied methods, and, on the other hand, to monitor the performance of the internal control system put in place by the Management Board and more particularly the system to manage the risks to which the Group is exposed as a result of its activities.

The Audit Committee has free access to the Statutory Auditors, as well as to the General Auditor and the Chief Compliance Officer. It informs the Chief Executive Officer of any such contacts.

In the context of its responsibilities, the Audit Committee:

- analyzes the financial information and the accounting procedures and, in particular:
  - is informed of the work of the Statutory Auditors and discusses their findings, comments and recommendations by giving them the opportunity during each meeting to express their views in the presence of the members of the committee only;
  - may suggest further work if deemed appropriate;
  - ensures that the policy on the independence of Statutory Auditors is respected and gives advice on their appointment.
- ensures that proper control and risk management procedures are in place and applied in respect of credit risks, market risks and operational risks.

  For this purpose, the Audit Committee is informed of the conclusions of internal audits and ensures that the formulated recommendations have been implemented.
- may also recommend additional audits;
- approves by proxy the audit charter, the audit universe, the audit plan and the resources available to the internal audit and compliance departments;
- is consulted regarding the rules of ethics in force within the Group.

The Audit Committee ensures the performance and the independence of the operations of the compliance department. A project of "whistle blowing" is currently under review.

The Audit Committee meets at least four times a year. Three of these meetings take place prior to the Board of Directors' meetings called to approve the annual and quarterly financial statements. The committee may meet at the request of one of its members, or the Chairman of the Board of Directors. It reports the results of its work and its comments to the Board of Directors.

c) Operation and activities in 2005

In 2005, the Audit Committee met on February 10 and 24, May 23 and September 5, to review in particular the following issues:

- a review of the financial statements and the results of the Group as of December 31, 2004, March 31, 2005 and June 30, 2005;
- the half-year reports on the internal audit activities in the entities of the Group;
- the half-year reports from the Group Risk Management on risk assessment and monitoring;
- the implementation and impact of the IFRS;
- the Compliance situation within the Dexia Group and the progress of actions in this area;
- the independence and compensation of Group auditors;
- the finalization of the internal rules of the Audit Committee;
- the follow-up of the share-leasing file.

The annual report on the status of internal control and the 2006-2009 multi-year audit plan and the 2006 annual plans were presented at the meeting of the Audit Committee on January 13, 2006.

d) Attendance of each director at Audit Committee meetings

The attendance rate of directors at meetings of this committee was 100% in 2005.

2.2.5.3. Compensation Committee

a) Membership

The Compensation Committee is composed of four non-executive directors who have no relationship that might directly or indirectly influence their judgment. In this respect, careful attention is given to the relations that exist on the Boards of Directors between the officers of Dexia and the companies to which members of this committee may belong.

If he is not a member, the Chairman of the Board of Directors attends the meetings of this committee. The Chief Executive Officer may also attend meetings, but he may not be a member of the Compensation Committee (since he is not a non-executive director).

The members of this committee are (as of December 31, 2005):

- François Narmon (*)
- Anne-Claire Taittinger, independent director and chairwoman of this committee since February 7, 2006
- Sir Brian Unwin, independent director

(*) François Narmon is no longer a member of this committee since January 1, 2006; he was replaced by Guy Burton.

Pierre Richard has been a member of the Compensation Committee since January 1, 2006.

b) Responsibilities

The responsibilities of the Compensation Committee include recommendations concerning:

a. the compensation for the Chairman of the Board, and the Chief Executive Officer and, based on the Chief Executive Officer's recommendation, the compensation for the members of the Management Board;

b. the granting of stock options pursuant to the general principles defined by the Board of Directors.

It is also consulted on the compensation and incentives for the members of the Management Boards of Dexia Bank Belgium, Dexia Crédit Local and Dexia BIL, as well as on the employee shareholding policy.

It also makes recommendations on the fees paid to directors and the allocation of those fees to directors.

c) Operation and activities in 2005

The Compensation Committee met three times in 2005: on February 2, April 19 and November 14. It discussed the following subjects:

- a comparative analysis of the systems in effect in European groups in terms of calculating bonuses and variable portions;
- the annual survey of compensation levels for Management Board members (European benchmark, not including the UK);
- setting the general terms and conditions for the global shareholding plan reserved for employees and the 2005 stock option plan.

d) Attendance of each director at Compensation Committee meetings

The attendance rate of directors at meetings of this committee was 100% in 2005.

2.2.5.4. Appointments Committee

a) Membership

The Appointments Committee is composed of six directors including the Chairman of the Board of Directors, the Chief Executive Officer and four other non-executive directors. There is one independent Board member, who chairs the Committee.

The most important criterion for selecting committee members remains competence and independent judgment.

The committee meets at least once a year, before the Board of Directors' meeting that prepares the resolutions to be submitted to the shareholders' meeting, and during the year on a motivated request from one of its members.

The members of this committee are (as of December 31, 2005):

- André Levy-Lang, Chairman and independent director
- François Narmon (*)
- Pierre Richard
- Rik Branson
- Francis Mayer (**)
- Francis Vermeiren (**)

(*) François Narmon is no longer a member of this committee since January 1, 2006; he was replaced by Axel Miller on that date.
(**) Francis Mayer and Francis Vermeiren joined the Appointments Committee on January 11, 2005.

Denis Kessler left the committee on January 11, 2005.

b) Responsibilities

The Appointments Committee prepares the decisions of the Board of Directors relating to:

a. the appointment or renewal of directors' terms proposed by the Board to the shareholders' meeting, as well as proposal for the co-opting of directors to the Board of Directors;

b. the determination of the criteria for independence used to qualify a director as "independent";

c. the qualification of an existing or new member of the Board of Directors as "independent";

d. the appointment of the members and the chairperson of the specialized committees of the Board of Directors;

e. the appointment or renewal of the term of the Chief Executive Officer;

f. the appointment or renewal of the term of the Chairman of the Board of Directors;

g. the recommendations of the Chief Executive Officer concerning the membership, organization and operations of the Management Board of Dexia SA;

h. the changes to the internal rules of the Board of Directors.

For these purposes, the Committee is responsible for monitoring procedures adopted by major listed companies in terms of membership and operations of Boards of Directors. The committee nominates one of its members to ensure proper completion of the Board's self-assessment.

c) Operation and activities in 2005

The Appointments Committee met five times in 2005: on February 18, March 24, June 21, October 24 and November 16. Topics discussed included the following:

- the succession plan for the Group;
- the membership of the Board of Directors;
- the membership of the specialized committees;
- the membership of the Management Board.

d) Attendance of each director at Appointments Committee meetings

The attendance rate of directors at meetings of this committee was 100% in 2005.

2.3. The Management Board of Dexia SA

Following the reorganization of the Group's management structure on January 1, 2006 (see point 2.1 above), major changes were made in the terms of office of the Management Board members. To report these changes as compared with the situation on December 31, 2005, the table below shows a comparison between December 31, 2005 and January 1, 2006.

2.3.1. Membership

The Management Board is composed of a maximum of eight members. It is chaired by the Chief Executive Officer, to whom the Board of Directors has entrusted the daily management of Dexia. The members of the Management Board, other than the Chief Executive Officer, are appointed and dismissed by the Board of Directors on the recommendation of the Chief Executive Officer and on the advice of the Management Board. Members are appointed for a term of four years, which may be renewed.

The Management Board as of Dec. 31, 2005
Pierre RICHARD **Chairman of the Management Board** *Chief Executive Officer* *Chairman of the Supervisory Board of Dexia Crédit Local* *Vice Chairman of the Board of Directors of Dexia Bank Belgium* *Vice Chairman of the Board of Directors Dexia Banque Internationale à Luxembourg* *Vice Chairman of the Board of Directors of Financial Security Assurance Holdings Ltd (FSA)*
Axel MILLER *Head of Personal Financial Services* *Chairman of the Management Board of Dexia Bank Belgium*
Jacques GUERBER *Head of Public/Project Finance and Credit Enhancement* *Chairman of the Management Board of Dexia Crédit Local* *Director of Financial Security Assurance Holdings Ltd (FSA)*
Marc HOFFMANN *Head of Investment Management and Insurance Services* *Chairman of the Management Board of Dexia Banque Internationale à Luxembourg*
Rembert von LOWIS *Group Chief Financial Officer* *Director of Financial Security Assurance Holdings Ltd (FSA)* *Member of the Supervisory Board of Dexia Crédit Local* *Director of Dexia Banque Internationale à Luxembourg*
Dirk BRUNEEL *Head of Treasury and Financial Markets* *Chairman of the Management Board of Dexia Bank Nederland* *Director of Financial Security Assurance Holdings Ltd (FSA)*
Claude PIRET *Group Chief Operations and Technology Officer* *Member of the Supervisory Board of Dexia Crédit Local*

The Management Board as of Jan. 1, 2006
Axel MILLER **Chairman of the Management Board** *Chief Executive Officer* *Member of the Management Board of Dexia Bank Belgium* *Member of the Management Board of Dexia Banque Internationale à Luxembourg* *Member of the Management Board of Dexia Crédit Local* *Director of Financial Security Assurance Holdings Ltd (FSA)* *(since February 16, 2006*
Jacques GUERBER *Vice Chairman of the Management Board* *Member of the Management Board of Dexia Bank Belgium* *Member of the Management Board of Dexia Banque Internationale à Luxembourg* *Member of the Management Board of Dexia Crédit Local* *(Chairman until January 11, 2006)* *Director of Financial Security Assurance Holdings Ltd (FSA)*
Rembert von LOWIS *Member of the Management Board of Dexia Bank Belgium* *Member of the Management Board of Dexia Crédit Local* *(since January 10, 2006)* *Director of Financial Security Assurance Holdings Ltd (FSA)* *Member of the Supervisory Board of Dexia Crédit Local* *(Chairman until January 11, 2006)* *Director of Dexia Banque Internationale à Luxembourg* *(until March 7, 2006)*
Dirk BRUNEEL *Member of the Management Board of Dexia Banque Internationale à Luxembourg* *Member of the Management Board of Dexia Crédit Local* *Chairman of the Management Board of Dexia Bank Nederland* *Director of Financial Security Assurance Holdings Ltd (FSA)*
Xavier de WALQUE *Member of the Management Board of Dexia Bank Belgium* *Member of the Management Board of Dexia Banque Internationale à Luxembourg*

2.3.2. Responsibilities

The Management Board is charged with the management of the company and of the Dexia Group, for which it manages and coordinates the different business lines, in the context of the strategic objectives and the general policy defined by the Board of Directors. The Management Board is chaired by the Chief Executive Officer, who is charged by the Board of Directors with the daily management of the company. In addition, he ensures the execution of the decisions taken by the Board of Directors.

2.3.3. Operation

Since the creation of Dexia SA in 1999, the Management Board has operated according to a set of internal rules (hereinafter the "Regulations"). Amended on several occasions, these Regulations define its role and mode of operation. As in the previous years, the operation of the Management Board in 2005 is based on the provisions of these Regulations. The collegial decision-making process, the Board's powers and certain rules governing the status of members are also subject to specific provisions in the protocol on the prudential structure of the Dexia Group signed with the Belgian Banking, Financial and Insurance Commission.

In addition to rules governing the membership of the Management Board (see above), the Regulations include the following rules:

- Powers of the Management Board in its dealings with the Board of Directors

  The Regulations first define the powers of the Management Board in its dealings with the Board of Directors. The Management Board must formulate a preliminary opinion regarding any proposals debated by the Board of Directors or the Strategy Committee in terms of strategy or general policy of the Group. It may make recommendations to the Board of Directors through the Chief Executive Officer. If the Chief Executive Officer takes part in discussions by the Board of Directors or its specialized committees, for which the Management Board has an acknowledged right of opinion or initiative, the Chief Executive Officer presents to and defends with the Board of Directors the points of view previously debated by the Management Board.

- Decision-making

  The Management Board operates in a collegial manner and its decisions result from a consensus of its members. It assumes joint responsibility for such decisions. If applicable, the Chairman of the Management Board may, on his own initiative or on request from two other members, submit the issue under debate to a vote. Resolutions are adopted by a majority vote of all members present or represented. In the event of a tie vote, the Chairman shall cast the deciding vote.

- Meetings

  Management Board meetings are convened by its Chairman, in principle once a week. If necessary, meetings can be convened at any time by the Chairman or if two or more members so desire. Each member may be represented, but one member may not represent more than one person. Each member should have sufficient information on the issues specified by the Chairman in the meeting agenda and, if possible, a file. The secretary at each meeting is the Secretary-General of the Group or any other person nominated by the Chairman. A statement of resolutions is prepared and signed by the Chairman.

- The Regulations also specify the basic principles for compensation of the members of the Management Board.

2.3.4. Compensation

2.3.4.1. Management Board's compensation

Fixed and variable compensation

The compensation of the members of the Management Board is set by the Board of Directors of Dexia SA upon recommendation of the Compensation Committee. The compensation of the members of the Management Board has been the subject of a study conducted by the Compensation Committee with the assistance of a specialized external consultant.

The compensation of the members of the Management Board is composed of a fixed portion and a variable portion.

The amount of the fixed compensation is set on the basis of the type and importance of the responsibilities performed by each member, with reference to the market for comparable positions.

The variable portion is based on a performance criterion of the Group, i.e. the 2004/2005 evolution of Dexia's net underlying results. The amount of the variable portion will be determined according to the capacity to respect the budget fixed in the beginning of 2005 regarding the estimated net underlying results as at December 31, 2005. In addition, an exceptional bonus of 0% to 20% (discretionary element) may be added to the amount granted under the variable portion. These exceptional bonusses are set by the Compensation Committee, upon recommendation of the Chief Executive Officer for the members of the Management Board.

Any compensation received by a member of the Management Board in his capacity as director of a company of the Dexia Group is deducted from his fixed or variable compensation.

Pensions

The members of the Management Board benefit from an extralegal pension scheme set up by Dexia. Various schemes are applicable to each of the members:

- Pierre Richard, Jacques Guerber and Rembert von Lowis are entitled, under certain conditions, to an annual retirement pension if alive at the time of retirement the amount of which is equal to 75% of the average gross compensation fixed over the two years preceding retirement. That amount is nonetheless reduced by amounts received by way of legal pension of a private origin.
- Axel Miller, Claude Piret and Dirk Bruneel are entitled, under certain conditions, to an annual retirement pension if alive at the time of retirement the amount of which is equal to a certain percentage of a reference compensation (the percentage varies in relation to the period of service in the Dexia Group). That amount is nonetheless reduced by amounts received by way of legal pension of a private origin.

  In the hypothesis of a career of 30 years in the Dexia Group, that percentage would be equal to 83% of a fixed annual gross reference compensation of EUR 554,000* for the Chairman of the Management Board and EUR 362,000* for other members of the Management Board.
- Marc Hoffmann is entitled, under certain conditions, to:
  1) an annual retirement pension if alive at the time of retirement the amount of which is equal to a certain percentage of his fixed gross annual compensation at the time of retirement. That per-

* The amounts are indexed each year.

centage varies in relation (i) to the period of service in Dexia Banque Internationale à Luxembourg SA and (ii) to the difference between the compensation at the time of retirement and the reference compensation used to fix the legal pension. In the hypothesis of a career of 30 years, and a fixed gross annual compensation at retirement of EUR 550,000, that percentage would be equal to 62.4%; and

2) the proceeds of the contributions invested by Dexia Banque Internationale à Luxembourg SA in the Dexia Pension Fund. These amounts are in addition to those amounts received by way of legal pension.

An additional survival pension is also provided for the beneficiaries of all members of the Management Board in the event of death.

Compensation and other benefits of members of the Management Board during the year 2005

	Fixed gross compensation (A)		Variable gross compensation		Pension plan	Cover for death, invalidity, and	Other benefits
(in thousands of EUR)	2004	2005	2004	2005	(B)	medical treatment	(C)
Pierre Richard	825	825	866 (D)	950	3,236.5	(E)	162.5 (F)
Dirk Bruneel	560	560	705.8 (G)	572.33 (H)	42	(E)	4.8 (I)
Jacques Guerber	550	550	457	538.15	659	(E)	
Marc Hoffmann	550	550	462	375.72	206.2	(E)	14.9 (I)
Axel Miller	550	550	550.6	587.08	147.8	10.3 (J)	25.7 (K)
Claude Piret	450	450	331	333.59	307.7	(E)	6.3 (I)
Rembert von Lowis	450	450	346.5	366.94	205.4	(E)	

A. For Pierre Richard, Jacques Guerber, Rembert von Lowis, Marc Hoffmann and Dirk Bruneel, "employer" social contributions are paid, in addition to the amounts indicated in this section, by the Dexia Group.
B. Amount borne by Dexia in 2005 for supplementary pension plans.
C. A company car is provided to each of the members of the Management Board for business and private use. The costs relating thereto are not included in the amounts indicated in this section.
D. Moreover, an indemnity of EUR 289,000 (of which EUR 100,000 was paid in 2005 and EUR 189,000 will be paid in 2006) was received for the year 2004 in compensation for the new rules introduced in 2004 concerning the fixing of variable compensation.
E. An annual collective premium of EUR 17,600 was paid in 2005 in favor of all the members of the Management Board (except Axel Miller) for cover for death, permanent invalidity and the costs of medical treatment.
F. This amount includes (i) the social security contributions paid by Dexia for a freelance employee due by virtue of the compensation paid in Belgium to a member of the Management Board not resident in Belgium (EUR 12,500) and (ii) the legal benefits received as an employee in France (retirement indemnity (EUR 92,300), compensation payment for paid holidays (EUR 47,500), participation of the employer in encouraging individual providence (EUR 10,200)).
G. Or a variable compensation of EUR 470,000, increased by a premium of EUR 157,200 due for his responsibilities in the Netherlands and an exceptional premium of EUR 78,600.
H. Or a variable compensation of EUR 415,130 increased by a premium of EUR 157,200 due for his responsibilities in the Netherlands.
I. Lump-sum annual indemnity for representation costs.
J. Annual premium borne by Dexia Bank in 2005 for life cover.
K. Lump sum annual indemnity for representation costs and rental of a car for private use.

The fixed compensation for the year 2006 for Axel Miller (as Chairman of the Management Board from January 1, 2006) and Jacques Guerber (as Vice Chairman of the Management Board from January 1, 2006) were set by the Board of Directors on April 26, 2005 at a gross amount of EUR 725,000 for Axel Miller and EUR 625,000 for Jacques Guerber.

Stock option plan

Since its unification, the Dexia Group has each year put stock option plans in place for the benefit of certain members of staff of the Dexia Group. The options issued under this plan are subscription rights[1] each giving the right, within a limited exercise period, to acquire a new Dexia share at a exercise price equal to the value of the Dexia share at the time of grant of the options.

The members of the Management Board received Dexia options under the 2005 plan.

	2004		2005	
	Number of options granted	Exercise price * (EUR)	Number of options granted	Exercise price ** (EUR)
Pierre Richard	120,000	13.56	150,000	18.03
Dirk Bruneel	60,000	13.56	70,000	18.03
Jacques Guerber	80,000	13.56	90,000	18.03
Marc Hoffmann	70,000	13.56	90,000	18.03
Axel Miller	80,000	13.56	90,000	18.03
Claude Piret	60,000	13.56	65,000	18.03
Rembert von Lowis	75,000	13.56	75,000	18.03

* The exercise price is equal to the closing price of the Dexia share on Euronext Brussels on the day preceding July 23, 2004 without that price being less than 95% of the average of 20 opening prices of the Dexia share on Euronext Brussels preceding July 23, 2004.

** The exercice price is equal to the average 30 closing prices of the Dexia share on Euronext Brussels preceding June 30, 2005, without that price being less than 95% of the average of 20 opening prices of the Dexia share on Euronext Brussels preceding June 30, 2005.

Employee share plan

Since 2000, Dexia has each year put an employee share plan in place. The share plan is offered to all members of staff of the Group and enables them to subscribe to new Dexia shares with a discount of 20%, by virtue of a lock-up period of five years.

Some members of the Management Board participated in the 2005 employee share plan.

	Number of shares subscribed under the 2005 plan	Subscription price (EUR)	Amount of discount (EUR)
Pierre Richard	25,517	14.50*	92,500
Dirk Bruneel	4,327	14.56**	15,750
Jacques Guerber	3,793	14.50*	13,750
Marc Hoffmann	6,868	14.56**	25,000
Axel Miller	/	N/A	N/A
Claude Piret	10,960	14.56**	39,894
Rembert von Lowis	/	N/A	N/A

* The subscription price is equal to the average of 20 opening prices of the Dexia share on Euronext Brussels preceding November 17, 2005, reduced by approximately 20%.

** The subscription price is equal to the average of 30 closing prices of the Dexia share on Euronext Brussels preceding November 18, 2005, reduced by approximately 20%.

Conditions relating to departure

As regards members of the Management Board appointed since January 1, 2006, they are entitled, in the event of termination by Dexia of their contract with Dexia, to an indemnity equal to the fixed and variable compensation and other benefits corresponding to a period of 24 months, without prejudice to the rules of Common Law which might if necessary be applicable.

2.3.4.2. General principles of management of top executives

Compensation

Compensation is examined once per annum during the first quarter of the year. It is determined for the principal executives of the different subsidiaries and under-subsidiaries of the Group in relation to the general principles and orientations decreed by the Group Compensation Committee.

Fixed compensation is determined by taking account of local market references and the responsibilities carried.

Variable compensation take account both of Group performance criteria, namely net earnings per share and its evolution, and also performance criteria specific to the activity of the top executive and their business line.

Taking individual performances into account revolves in particular around the annual assessment to which each executive is subject.

In fact, each top executive is assessed with regard to the achievement of objectives, in particular financial and commercial targets, assigned to them within the context of annual budget procedures.

A comparative analysis is carried out annually of the competitive practices observed on the different activities of the Group (financial markets, private banking, asset management, commercial banking and so on) in comparable groups. The compensation systems of the principal subsidiaries are subject to Group validation in order to ensure their consistency with the general principles decreed at a global level.

Career management

There is a centralization of career management of the principal top executives of the Group at that level. This relates both to recruitment and advancement policy and the organization of mobility within the Group.

The Management Board examines all proposals for the individual promotion of top executives and makes a qualitative assessment of their performance as well as an analysis of their compensation (fixed, variable, options).

A Group policy for identification and management of key persons – high potential, high values have been put in place with concerted guidance between the Group Human Resources department and its correspondents in the main entities. The six key skills identified at Group level: a.o. client orientation, people management, ability to have a shared view, openness to "best practices", are the subject of assessment days organized at Group level with candidates coming from different origins who are assessed by a jury composed equally of HR specialists and managers. The population of high potentials in the Group is reviewed once per annum so as to identify the areas of strengths and weaknesses of the Group in matters of management in years to come, and to implement a voluntary policy in particular concerning training, mobility and performance man-

(1) Issued by the Board of Directors within the limits of the authorized capital. Dexia demonstrates the greatest transparency concerning the compensation of members of the Management Board and this includes the long-term share plans from which they benefit. Furthermore, decisions taken by the Board of Directors in that regard are on the basis of the competences which devolve legally on the Board of Directors and the shareholders' meeting. As a consequence, in contrast to the recommendations of the Code Lippens, Dexia considers it necessary to submit to a prior vote of shareholders any long-term share ownership programmes from which members of the Management Board benefit.

agement. So in order to overcome the lack of women in executive pools and therefore in the long term of top executives pools, it has been decided to pay increased attention to the male-female balance in each of the assessment sessions.

In order to prepare future top executives better to lead people we have designed two training and leadership programs (Lead Future and Lead Corporate) intended to deepen knowledge of their mode of management and to acquire a global view of the principal problems existing in a group (HR, communication, finances, marketing and so on).

3

Control of Dexia Group

3.1. Internal control

3.1.1. Internal audit

Dexia has a homogenous internal audit function that meets the highest standards. The mission of this function is to promote internal control within the Group and to ensure continuous performance and effective application of the control system in force.

This requirement is consistent with the Group's desire to ensure that the protection of its reputation and the efficiency and integrity of its structures are priority values.

In this context, the internal audit team evaluates whether the risks incurred by Dexia in its activities and in all its entities are identified, analyzed and adequately covered. The internal audit team must also ensure continuous improvement in the operations of the Group.

3.1.1.1. Organization

The internal audit organization is based on three fundamental principles:
- the strategy, requirement level and operating rules for the internal audit are set by the Management Board in a framework approved by the Audit Committee of Dexia SA;
- internal audit's responsibilities are performed by a network of audit departments that conduct their mission under the direction of the Group Auditor, who reports directly to the Chief Executive Officer, Chairman of the Management Board. The Group Auditor has direct access to the Audit Committee to which he/she regularly reports on the internal audit operations within the Group. At the same time, both the Audit Committee and the Chairman of the Board may call on the Group Auditor to perform an audit;
- each audit department in the subsidiaries is responsible for the performance of its mission towards the Chairman of the Management Board of the entity in question and also reports functionally to the Group Auditor.

3.1.1.2. 2005 Missions

In the financial year 2005 several significant "horizontal audits", involving auditors from both Dexia SA and operating entities were completed.

Notably "horizontal audits" were conducted: on the long-term funding, on the country risk monitoring, on the organization of the credit spread portfolio activity line and within the framework of Basel II, on the internal rating systems and operational risks. In addition, a follow up audit on the progress of the IFRS project was conducted.

Dexia SA' s audit department also initiated audits on areas of interest to the Group, including the organization of market modelling and the functioning of the Group Compliance, and conducted "joint" audits with the audit departments of certain subsidiaries, including FSA in the United States.

Furthermore each of the Group's four commercial business lines was subject to specific audits involving, in particular, credit, market and operational risks. The information systems were analyzed intensely because of the changes resulting from the regulatory environment (IFRS and Basel II) and the impact of the organizational changes in the Group (reorganization of the systems at Dexia Bank following the merger with Artesia Banking Corporation).

The audits completed in 2005 gave rise to the establishment of various action plans to correct weaknesses detected in the internal control system. Each action plan was approved by the Management Board of the entity concerned and is monitored on a regular basis in order to ensure that the recommendations made are effectively implemented.

3.1.1.3. Methods

The global approach to risk, the common audit methodology, which was completed in 2005 by manuals on audit and risk assessment techniques, and the reporting and follow-up procedures established at the level of the parent company, contribute to Dexia's effective internal control system.

2005 was the first full year in which Dexia used the new procedure to monitor the implementation of recommendations using approach that is differentiated on the basis of priorities and is more qualitative than it has been in the past.

In addition, the audit tool designed to promote the harmonization and improvement of the quality of the work was used by the operating entities within pilot missions.

Finally, in an effort to develop a cohesive audit unit, all auditors and inspectors from the Group attended a seminar that offered reports and workshops.

3.1.2. Ethics and compliance

Since its creation at the beginning of 2003, the ethics and compliance function has been consolidated to form a true Compliance unit composed of all Compliance Officers within each entity, subsidiary or branch that performs an activity within the Dexia Group. The unit is directed by a coordination committee composed of the Compliance Officers for the three operating entities under the chairmanship of the Chief Compliance Officer (CCO) of Dexia.

The role of the committee is, first, to coordinate the regulatory watch mechanism, and to establish, disseminate and ensure compliance with Group policies and, second, to control, through information, awareness, training and audits, compliance risks, which are the risks resulting from failure to comply with the laws, regulations or standards of the profession.

3.1.2.1. Principles

Dexia's integrity policy is based on the following principles:
- the application of the same principles of ethics and conduct within all of Dexia's entities;
- compliance with both domestic and international laws and regulations;
- the promotion of a climate of transparency and confidence with customers, employees and shareholders;
- the definition of a policy to prevent fraud or any other misuse of assets, systems, information or procedures;

- continued integrity, particularly in conducting transactions or providing information to the financial markets.

In order to combat money laundering and the financing of terrorism, Dexia follows the highest international standards and is transposing those standards into its internal policies. More particularly, Dexia adheres to the recommendations published by FATF (the Financial Action Task Force on money laundering) and the Wolfsberg principles for private and correspondent banking, and fund administration. These principles are being reinforced by the implementation within the Group of common prevention, tracking and surveillance tools.

Thus, in 2005, the Group continued to develop internal standards and to deploy the shared transaction analysis software to fight money laundering and the financing of terrorism.

Regarding insider trading, conflicts of interest and other regulated issues, Dexia complies with, and is progressively transposing the directives, laws and circulars as they are published and take effect. Detailed rules govern personal transactions by employees and executives, which are carefully monitored, in order to prevent insider trading.

3.1.2.2. Organization

The Compliance unit is organized on the basis of the Compliance Charter, which defines the missions of the compliance unit as well as its powers and objectives. The code of ethics translates the general obligations of all Group employees into practical instructions. Special codes define the rules that apply more specifically to certain businesses, such as the financial markets, private banking, and asset management.

The Compliance Officers meet regularly with regulators and supervisory authorities in the various countries in which Dexia Group operates in order to identify and apply best ethical practices.

In 2005, the Compliance unit completed the first phase in the deployment to the entire unit of a single communication and data exchange software application that offers functionalities to identify laws, regulations, internal policies and procedures, to distribute and monitor instructions, to provide consolidated reporting and ensure periodic questioning.

3.1.3. Report from the Chairman of the Board of Directors on the conditions for the preparation and organization of the work of the Board of Directors and the internal control procedures established by the company

The French Financial Security Act of August 1, 2003, which is intended to increase security for savers and insurance policyholders (particularly by improving the quality of the financial information), requires the Chairman of the Board to present a report on the conditions for preparing and organizing the work of the Board and the internal control procedures established by the company.

This obligation is imposed on all issuers offering financial instruments to the public in France, regardless of their country of origin, and therefore applies to Dexia SA. In addition, given the Belgian-French profile of the Dexia Group, it complies with our practices of taking the French situation into consideration in the area of good governance.

This report can be found on Dexia's website at *www.dexia.com*.

3.2. External control

3.2.1. Board of Statutory Auditors

3.2.1.1. A Board of Statutory Auditors composed of two corporate audit firms

In accordance with Article 14 of Dexia SA's articles of association, the audit of the company's financial situation and annual financial statements is entrusted to one or more auditors who are appointed by the Ordinary Shareholders' Meeting for a maximum of three years on the recommendation of the Board of Directors.

Since 2000, a college of Statutory Auditors comprised of two audit firms has audited Dexia:

- PricewaterhouseCoopers SCCRL, an audit firm, represented by Robert Peirce, a certified public accountant. This firm was reap-pointed by the Ordinary Shareholders' Meeting of May 11, 2005 for a period of 3 years ending after the May 2008 Ordinary Shareholders' Meeting;
- Mazars & Guérard SCCRL, an audit firm, represented by Xavier Doyen, a certified public accountant. The mandate of Mazars & Guérard expires at the end of the Ordinary Shareholders' Meeting of May 10, 2006. The meeting will be asked to renew the mandate of Mazars & Guérard for a period of three years until the end of the Ordinary Shareholders' Meeting of May 2009.

3.2.1.2. Independence of the auditors

In 2005 Dexia worked to apply and implement the provisions of the Belgian "Corporate Governance" law of August 2, 2002, designed to strengthen the independence of auditors, and the Royal Decree for implementation of April 4, 2003, which establishes a list of seven services that are incompatible with the legal audit mission of corporate auditors. The essential provisions include a "cooling-off" period of two years after the end of an auditor's duties, during which an auditor may not perform any other function within a company for which he has audited the financial statements, rules designed to ensure a balance between audit and non-audit services ("ratio 1/1"), and a list of seven incompatible services. The law also sets forth rules governing publication of auditor compensation. Although Dexia SA is not subject to the legal restrictions in respect of "ratio 1/1" and without prejudice to the application of local rules, the company has decided to ensure close follow-up of the services invoiced by the auditors, for consulting missions other than those falling within the scope of their legal mission to audit the financial statements.

3.2.1.3. Compensation of the Board of Auditors

This table gives a summary of the compensation paid to the members of the Dexia SA Board of Auditors for their services in 2005.

PricewaterhouseCoopers *Amounts in EUR*	Services rendered to Dexia SA	Services rendered to the Dexia Group (consolidated amounts)
a) Audits of the financial statements	100,000	5,159,754
b) Certification work	46,577	1,283,025
c) Tax advice		782,040
d) Due diligence		1,013,814
e) Other work (not certification)	336,085	1,427,554
e-1) Assigned to auditors by law		1,800
e-2) Not assigned to auditors by law	336,085	1,425,754
- Accounting advice (excl. IFRS)		88,859
- Legal advice		27,701
- Support – implementation of IFRS	10,620	29,181
- Support – implementation of Basel II	321,355	321,355
- Support – other work	1,610	855,821
- Other work (not support)	2,500	102,837
Total	**482,662**	**9,666,188**

Mazars & Guérard *Amounts in EUR*	Services rendered to Dexia SA	Services rendered to the Dexia Group (consolidated amounts)
a) Audits of the financial statements	100,000	2,006,025
b) Certification work	17,400	583,592
c) Tax advice		
d) Due Diligence		
e) Other work (not certification)	37,416	160,332
e-1) Assigned to auditors by law		
e-2) Not assigned to auditors by law	37,416	160,332
- Accounting advice (excl. IFRS)		
- Legal advice		
- Support – implementation of IFRS	37,416	94,577
- Support – implementation of Basel II		
- Support – other work		60,245
- Other work (non support)		5,500
Total	**154,816**	**2,749,939**

3.2.2. Protocol on the prudential structure of the Dexia Group

The Banking, Financial and Insurance Commission signed a protocol with Dexia SA in 2001 relating to the prudential structure of the Dexia Group. This protocol, which contains important agreements between the Banking, Financial and Insurance Commission and Dexia SA in terms of corporate governance, deals in particular with the status of company executives (honesty and professional experience, treatment of conflicts of interest, loans to executives), the quality of Dexia SA shareholders, the joint nature and authority of the Dexia SA Management Board, and control of the Dexia Group. A copy of the protocol, which was slightly modified in 2003, may be obtained from the company's corporate offices and can also be viewed on Dexia's website: *http://www.dexia.com/uk/dexia/corporategovernance.php*

1 Credit risks

1.1. Organization

Group Risk Management (GRM) oversees Dexia's risk policy under the guidance of Dexia's Management Board or specialized risk committees. It sets Group guidelines on limits and delegations, sets and manages the risk surveillance function and decision processes and it implements Group-wide risk assessment methods for each of the bank's activities and operating entities (Dexia Crédit Local, Dexia Bank Belgium, Dexia Banque Internationale à Luxembourg).

Two specialized risk committees exist at Group level concerning credit risk management:

- the Credit Risk Policy Committee defines the Group's risk profile and risk guidelines;
- Dexia Credit Committee rules on questions that are beyond the scope of the delegations granted to the entities. All limits are granted directly by the Management Board. A delegation is also given to a specific committee to oversee the risks of the credit spread portfolio.

1.2. Major projects in 2005

Besides the ongoing efforts to implement the required methodologies and procedure in relation with the advanced approach of Basel II, the main achievement of the year 2005 was the continuation of the Basel II effort leading the Group to implement in 2005 its new centralized counterpart and exposures databases. This successful implementation allowed the Group to produce for the regulators the results of the QIS5 (Quantitative Impact Study 5) integrally from the new system.

1.3. Dexia's consolidated exposure as of December 31, 2005

The credit exposure evaluation rules are in point 5.2. of the "Accounting principles and rules of the consolidated financial statements" (see Note I on page 68).

1.3.1. Exposure by category of counterpart

The Group's total exposure increased to EUR 742 billion at December 31, 2005, against EUR 610 billion one year earlier. They increased by 21.6% due to the strong production in volume of the public finance business line. The mix of counterpart in Dexia's portfolio is very stable. Half of the exposure is on the local public sector (EUR 375 billion, up 23.8% compared to year-end 2004).

Breakdown of the Dexia Group's exposure by category of counterpart (as of December 31, 2005)



Other
0.8%
Central Governments
8.0%
Financial Institutions
10.7%
Corporate
3.6%
Monoline
2.0%
ABS/MBS
17.8%
Project Finance
2.0%
Local public sector
50.6%
Individuals, professionals, self-employed, SMEs
4.5%

1.3.2. Exposure by geographical region

As of December 31, 2005, the Group's exposure is concentrated in the European Union (51.7%, EUR 384 billion at year-end 2005 against EUR 333 billion one year earlier), particularly in Belgium (12.3%) and in France (12.0%). The Group's exposures in the United States and Canada represent 43.6% of total exposure, stable in euro compared to December 31, 2004. Expressed in US dollars, the exposure in this part of the world increased by 13.8% over the year to USD 381 billion.

Breakdown of Dexia exposure by geographical region (as of December 31, 2005)



Japan
0.7%
Southeast Asia
0.2%
Rest of Europe
0.9%
Other
2.8%
Other EU countries
13.4%
South and Central America
0.1%
Luxembourg
1.1%
Italy
7.7%
United States and Canada
43.6%
Germany
5.2%
France
12.0%
Belgium
12.3%

2

FSA risk management

FSA restricts its business to market sectors characterized not only by low loss probability but also by low loss severity and high recovery rates in the unlikely event of a claim on its guarantee. All transactions must be at least investment-grade quality before FSA insures them; they must meet FSA's legal and structuring requirements and fit within single and aggregate risk limits.

Before insuring a municipal bond, FSA typically requires a pledge of tax revenues or a claim on a dedicated revenue stream from essential public services. In the asset-backed market, FSA guarantees senior tranches structured to withstand substantial deterioration in the underlying asset performance, before FSA would be called upon to pay a claim. Most of its asset-backed securities (ABS) transactions are structured to have collateral protection that increases over time, and to have self-correcting mechanisms that are triggered to restore protection if collateral performance falls below established minimums. For example, cash flows may be shifted from subordinate to senior insured tranches or accumulated in a reserve fund. Where circumstances warrant, FSA transfers servicing or replaces collateral management.

Thorough due diligence is the hallmark of FSA's underwriting process. FSA routinely conducts site visits and file review to verify issuer information. Internal legal staff reviews documents and, in many cases, sollicits opinions from outside counsel to ensure that structures perform as intended. Once a transaction is guaranteed, FSA monitors the issue throughout its life, so that FSA can spot potential problems and take action before they become serious.

Reinsurance also plays a key role in the overall risk management program. Just as banks syndicate loans in order to address single-risk concerns, FSA reinsures transactions with a group of AA and AAA reinsurance companies.

FSA insured portfolio as of December 31, 2005

Total net par outstanding: USD 351.4 billion


Housing
2%
Consumer receivables
3%
Health care
4%
Other asset-backed
6%
Other municipal
7%
Residential mortgages
7%
Transportation
4%
Tax-supported non general obligations
12%
Pooled corporates
19%
Utility
10%
Municipal
Asset-backed
General obligations
26%

Through its disciplined underwriting approach, FSA has assembled an extremely conservative insured portfolio, as evidenced by the underlying credit quality of its insured portfolio: 87% of net par insured is of A quality or higher, and 54% is AA or higher (see charts).

The major credit event of 2005 was Hurricane Katrina at the end of August, which appears to be the most serious natural disaster ever to occur in US municipal finance. FSA has not paid any claims, but continues to closely monitor the risks most severely affected, since a few issuers continue to be strained for liquidity as they rebuild and revitalize the tax bases.

Overall (municipal + ABS)

Total net par outstanding: USD 351.4 billion


AAA
24.5%
A
33.4%
NIG
0.5%
BBB
11.4%
AA
30.2%

NIG: Non-investment grade

Municipal

Total net par outstanding: USD 227.2 billion


NIG
0.4%
AAA
1.9%
BBB
11.4%
AA
36.9%
A
49.4%

NIG: Non-investment grade

Asset-backed securities

Total net par outstanding: USD 124.2 billion


BBB
11.5%
A
4.0%
AA
18.0%
NIG
0.8%
AAA
65.7%

NIG: Non-investment grade

3 The Basel II project

The Banking Supervision Committee of the principal world economic powers, the so-called "Basel Committee", decided to modernize the rules for calculation of the minimum required equity financial establishments must have to cover their risks.

Globally, the principal basis of the current calculation (the Cooke ratio) is the legal nature of the counterpart (sovereign, bank, corporate, etc.) while the new regulation (Basel II) is principally founded upon the quality of the counterpart signature.

This new global regulation will be applicable from January 1, 2008, but establishments must be able to prove that from the beginning of 2006 they were in a position to respect future regulation under satisfactory quality conditions.

During the long journey taken by the Basel II project, 2005 was therefore a key year as it was essential to integrate the project into the current operational processes of the Group, and three major steps were successfully taken:
- in January, the "actor" database became operational, providing an entirely uniform reference system for all counterparts (outside retail banking) and all entities of the Group combined;
- in June, the centralized and automated feedback became operational for all the commitments of all the entities of the Group according to a uniform data model and in a single database;
- in December, on the request of the Regulators, the Quantitative Impact Study No 5 (QIS5) was carried out, relying fully on the data and calculation system intended to be the current operating tool for Basel II.

This places the Dexia Group in a position, from the beginning of 2006, to carry out a double calculation of required equity:
- on the one hand, according to the current model;
- and on the other hand, according to the three methods proposed by the new regulation (Standard, Internal Ratings Based Approach [IRBA] Foundation or Advanced).

At the same time, work on the internal validation of our Internal Rating Systems (IRS) made broad progress: for their part, our principal Regulators (Belgian, French and Luxembourg) settled the terms for their own validation process. From September 2005, they undertook examination of the horizontal principles applied by the Group and they will intervene in 2006 in validation of the IRS themselves.

The results of QIS5 support those of QIS3, carried out earlier, and allow Dexia to hope that as a whole and for each of its main entities significant gains in required equity will be made from 2008.

But it can already be confirmed that the progress made in the IT system on the monitoring of risks within the context of the Basel II project in itself, constitutes a positive and indeed significant result.

4 Market risks

Market risks are all the risks linked to the fluctuations of market prices (interest rates, exchange rates, share prices) stemming from the Group's capital market activities. The market risks generated by the other businesses are generally hedged and residual risks are handled by the Asset and Liability Management function (or ALM).

The market exposures evaluation rules are in point 5.1 of the "Accounting principles and rules of the consolidated financial statements" (see Note I on page 67).

Dexia's market risk exposure is mainly to European interest rates. The risks in equities and in foreign exchange remain much smaller.

The main risk indicator within the Group is the value at risk (VaR). The VaR calculated by Dexia is a measure of the potential loss that can be experienced with a level of confidence of 99% and for a holding period of 10 days. For most positions, the parametric method is applied. For some optional positions, a historical, or a specific VaR on optional positions (sensitivity to market volatilities) is computed.

Besides the VaR, the risk level is also constrained by nominal volume limits, limits on basis point interest rate sensitivity and spread sensitivity, limits on option sensitivities (delta, gamma, vega, thêta, rhô).

Dexia Group uses its internal VaR model for the capital requirement calculus on general interest rate risk of the trading portfolio and on foreign exchange risk. This outlines the quality of the market risk framework set up by the Group on quantitative aspects as well as on operational ones.

4.1. Organization of the control

Dexia Management Board, advised by Group Risk Management (GRM), takes the main decisions for the Market Risk Management (overall risk limits, choice of the risk indicators, organization of the reporting and of the decision processes).

It is the task of GRM, in collaboration with the Risk Management teams of the different entities, to translate these decisions into precise and detailed limits and procedures. GRM is also in charge of defining the calculation methods that are to be applied within the Group for the computation of the statement of income as well as for measuring the risks.

The day-to-day operational control (computation of the risk indicators, control of the limits...) is first carried out by the entities. The work is coordinated by the GRM responsible for ensuring the coherence and the quality of risk control within the whole Group.

The reporting process ensures that the Group's management is closely involved. The main risk exposures are monitored in a weekly

committee meeting composed of the Management Board of the entity concerned as well as the head of Capital Markets at Group's level (member of the Management Board) and GRM.

The Management Board of the Group is informed by GRM of any change in the risk profile at least every three months, more frequently if necessary.

4.2. Risk exposure

The treasury & financial markets (TFM) activities of Dexia are mainly oriented as a support function for the Group. The detailed VaR usage of Dexia Group is in the table below. The risk consumption of the financial activities of Dexia are rather small (EUR 26.9 million VaR in average 2005) and very stable over time.

Value at Risk 2005

VaR 10 days - 99 % *(in millions of EUR)*	Average 2005	Max. 2005
Capital Markets		
FED	6.2	14.1
Fixed Income	1.1	2.8
Securitization	1.2	2.0
Treasury and Equities		
Equities	0.9	5.5
Forex	2.0	4.6
Money Market	19.8	31.0
TFM	**26.9**	**38.5**

5 Asset and liability management (ALM)

- Measurement of the balance-sheet risks is harmonized among the Group's various entities. A calculation of value at risk (VaR) – with a confidence level of 99% and a holding period of 20 days – and of the sensitivity of the net present value of the ALM positions are used as the main ALM indicators. The risk exposure is primarily to long-term interest rates in Europe and results from the difference between the amortization profiles of the fixed-rate assets and liabilities.

  The basis point value (BPV) measures the change in the balance sheet net economic value if interest rates raise by 1% across the entire curve. The BPV of the Dexia Group (insurance companies and pension funds excluded) amounted to EUR -205 million as of December 31, 2004 and to EUR -209 million as of December 31, 2005.

- It is also the role of Dexia ALM to follow up the equity portfolio of Dexia. This portfolio contains available-for-sale equities managed by the ALM committees with the VaR model.

  The value at risk (VaR) represents the potential change in market value, whereas the earnings at risk (EaR) represents the impact in the accounting result if the VaR materializes. The VaR equity calculated by Dexia is a measure of the potential loss that can be experienced with a level of confidence of 99% and for a holding period of 10 days. The EaR is lower than the VaR because most of listed shares have a positive AFS reserve. Impairment tests are performed when the difference between the market value and the cost is higher than 25% and/or when there is a prolonged decline in the fair value.

Banking companies

(in millions of EUR)	Market value	VaR	% VaR	EaR
Dec. 31, 2004	1,053	60	5.7%	-2
March 31, 2005	1,128	61	5.4%	-1
June 30, 2005	1,231	65	5.3%	0
Sept. 30, 2005	1,332	69	5.2%	-2
Dec. 31, 2005	1,443	79	5.4%	0

Insurance companies

(in millions of EUR)	Market value	VaR	% VaR	EaR
Dec. 31, 2004	1,196	55	4.6%	-8
March 31, 2005	1,249	52	4.2%	0
June 30, 2005	1,315	52	3.9%	0
Sept. 30, 2005	1,511	56	3.7%	0
Dec. 31, 2005	1,729	69	4.0%	0

% VaR represents the percentage loss that can be experienced on the market value.

- Even though the operational Asset and Liability Management remains decentralized in Dexia's three major entities, ALM risks are supervised globally by the Dexia ALM committee, which includes the members of the Management Board. The ALM committee monitors the overall consistency of the Group's Asset and Liability Management and also decides on the methodologies and the risk measurement guidelines, notably on the investment of shareholders' equity and on internal transfer pricing mechanisms.

  In addition, a periodic report on the positions is made to the Management Board.

  As part of its general policy of prudence Dexia Group has kept on with its policy of low ALM risk exposure in 2005.

6 Liquidity management

Given the size of Dexia's balance sheet, the balance between its resources and their use is carefully managed. In practice, attention is paid to two main concerns:

- the adequacy of expected new lending production (in terms of maturity and amount) with the available resources;
- the Group's liquidity needs, even in troubled times.

The first question is addressed in the annual planning process. Each year, the forecasts for the new lending production are compared with the funding capacity. The purpose is to preserve an acceptable liquidity gap profile for the Group (i.e. the evolution over the years of the cash shortages/surpluses resulting from the difference between the repayment dates of the assets and of the liabilities). Besides, the Group has decided to improve its analytical accounting process, in order to reflect more accurately the funding cost of the transactions originated by the business lines, whether they require funding or bring funding. The purpose of this kind of "internal market" for liquidity is to provide the right incentive to the business lines to achieve a natural match between the lending and the funding capacities.

The second question is addressed by way of various scenarios representing highly-stressed situations. These scenarios are then translated into a set of limits and ratios. They are designed so that Dexia can withstand for one year, thanks to its liquidity reserve (notably the credit spread portfolio), a total squeeze of funding and a stress on deposits while maintaining its lending activity. The liquidity position is monitored and controlled from one day up to several months. Hence, great care

is given to the forecast of the expected liquidity needs in the main currencies as well as to the estimate of the liquidity reserve. Special attention is also paid to off-balance-sheet liquidity commitments of the Group.

Given their importance, all the main issues regarding the liquidity of the Group are directly managed by the Group's ALM committee, which includes all the members of the Management Board.

Dexia has conducted in 2005 a test on its global liquidity contingency plan. This test involved all the major entities of the Group on different time zones and currencies. It has proved in practice the efficiency of Dexia liquidity policies and crisis procedures.

7

Operational risk management

The operational risk management framework set up in 2003 relies mainly on the following elements:
- Operational Risk Correspondents, whose role is to coordinate in the different entities and activities of the Dexia Group, the collection of risk event data and the Risk & Control Self-Assessment;
- the Operational Risk Management function, in charge of the definition of methodological principles, the selection of adequate tools, and global consistency of the global framework;
- the Operational Risk Committee, which ensures on a monthly basis that the different tasks are carried out properly, and prepares the choices to be made by Senior Management.

The Operational Risk Policy Committee, a strategic committee with representatives of the Management Board has to decide, in addition to the validation of the main methodological choices, towards acceptable types and levels of operational risk.

Dexia Group has continued for the second year to collect operational data losses in a central database and progressively begins to analyze all this information to be able to better quantify and then to reduce its operational risks.

Risk and Control Self Assessments, as required by the Basel II reform, have started on the whole perimeter of Dexia Group and will be combined with the operational losses data collection to allow a better identification of the risk profile of every business line.

8

Economic capital

Economic capital figures produced in the year 2005 result from a revised methodology, which takes into account the most recent Basel II developments, and notably "pillar 2" prescriptions.

The new framework allows for a thorough coverage of all the risks facing Dexia Group. It is based upon a high interval of confidence, 99.97% one-year, corresponding to the AA/Aa2 criteria of rating agencies.

These combined effects lead to an overall increase in required economic capital (from EUR 6.9 billion to EUR 8.4 billion at year-end 2004). The following year-end 2004 figures were pro formatted to provide for an adequate basis for comparison.

At year-end 2005, total economic capital amounted to EUR 9.2 billion (EUR 8.4 billion as of year-end 2004). This difference of EUR 0.8 billion is split among all business lines.

The amounts of economic capital required by each one were as follows:
- Public/Project Finance and Credit Enhancement: EUR 4.4 billion (EUR 3.9 billion as of year-end 2004). This growth results mainly from the increase in size of the portfolio.
- Personal Financial Services: EUR 1.8 billion (EUR 1.7 billion as of year-end 2004). The organic growth of the business explains this evolution.
- Investment Management and Insurance Services: EUR 0.8 billion (EUR 0.7 billion as of year-end 2004). The growth results mainly from equity investments made by insurance business.
- Treasury and Financial Markets: EUR 1.0 billion (EUR 0.9 billion as of year-end 2004), largely explained by the increase of the CSP.
- Equity not allocated to the business lines: EUR 1.2 billion (EUR 1.2 billion unchanged from year-end 2004).

Total equity is in excess of the total economic capital needed by the business lines to cover unexpected losses of extreme severities.

9

Capital adequacy and risk-weighted assets

9.1. Risk-weighted assets

Dexia's total risk-weighted assets amounted to EUR 115.0 billion at year-end 2005, up 11.3% in one year. This evolution is mainly explained by the organic growth.

9.2. Capital adequacy

Tier 1 capital of the Dexia Group amounted to EUR 10,336 million as of January 1, 2005 following the first application of the IFRS rules as adopted by the EU.

At the end of 2005, Tier 1 capital amounted to EUR 11,894 million following the issuance of hybrid Tier 1 capital by Dexia Crédit Local in the fourth quarter 2005 for an amount of EUR 700 million, the retained earnings and the positive impact of the US dollar parity.

Tier 1 ratio continued to go up and stood at 10.3% at the end of 2005 (10.0% at January 1, 2005) stemming from the combined effects, in opposite directions, of several factors, the main ones being the increase of the risk-weighted assets, the issuance of hybrid Tier 1 capital and the share buybacks. The capital adequacy ratio stood at 10.9% at the end of 2005. These ratios are well above the regulatory requirements.

9.3. Asset quality

The asset quality ratio (i.e. the ratio between the impaired loans to the gross outstanding loans ratio) stood at 0.78% at the end of 2005 (1.04% at the end of 2004).The bad debt coverage ratio has decreased from 73.2% to 69.1%.

9.4. Ratings

The high rating levels reflect the financial strength of the Dexia Group. In 2005, Moody's, Standard & Poor's and Fitch confirmed their Aa2/AA/AA+ rating.

The ratings of FSA and Dexia Municipal Agency are the best financial ratings that could be given to a counterpart (Aaa/AAA/AAA respectively by Moody's, Standard & Poor's and Fitch).

Capital adequacy ratio

in millions of EUR	Jan. 1, 2005	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Tier 1 capital	10,336	10,567	10,764	11,048	11,894
Total regulatory capital	11,460	11,468	11,637	11,769	12,510
in %					
Tier 1 ratio	10.0%	9.6%	9.4%	9.9%	10.3%
Capital adequacy ratio	11.1%	10.5%	10.2%	10.5%	10.9%

Nota bene: for the calculation of the above ratios, the profit for the financial year minus the proposed dividend is included in the shareholders' equity.

Risk-weighted assets

in millions of EUR	Jan. 1, 2005	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
20% weighted counterparts	33,768	36,547	38,425	38,488	40,120
50% weighted counterparts	11,790	11,708	13,619	13,627	14,592
100% weighted counterparts	53,875	55,537	56,326	53,793	55,029
Trading portfolio	3,922	5,750	6,115	5,913	5,261
Total	**103,355**	**109,542**	**114,485**	**111,821**	**115,002**

Quality of risks

in millions of EUR, except where indicated	Dec. 31, 2004	Dec. 31, 2005
Impaired loans	1,722	1,473
Portfolio impairments [1]	1,260	1,018
Asset quality ratio [2]	1.04%	0.78%
Coverage ratio [3]	73.2%	69.1%

(1) Does not include the collective impairment set aside to cover potential on share-leasing products.
(2) The ratio between the impaired loans and the gross outstanding loans.
(3) The ratio between the portfolio impairments and the impaired loans.

Ratings (long term)

	Dexia Bank	Dexia Crédit Local	Dexia BIL	FSA	Dexia Municipal Agency
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

Consolidated financial statements

Dexia – Consolidated balance sheet

	Assets (in millions of EUR)	Notes	Without IAS 32&39 and IFRS 4* Jan. 1, 2004	Without IAS 32&39 and IFRS 4* Dec. 31, 2004	With IAS 32&39 and IFRS 4* Jan. 1, 2005	With IAS 32&39 and IFRS 4* Dec. 31, 2005
I	Cash and balances with central banks	7.2.	4,488	3,717	3,717	3,444
II	Due from banks	7.3.	27,812	40,431	43,305	70,531
III	Loans and advances to customers	7.4.	164,424	167,951	169,547	192,402
IV	Loans and securities held for trading	7.5.	17,488	14,752	10,054	15,655
V	Loans and securities designated at fair value	7.6.	0	0	7,140	13,865
VI	Loans and securities available for sale	7.7.	108,036	126,088	126,776	166,204
VII	Loans and securities held to maturity	7.8.	833	2,819	3,295	3,217
VIII	Positive value of derivatives	9.1.	18,182	20,719	27,264	28,632
IX	Fair value revaluation of portfolio hedge		0	0	982	1,659
X	Investments in associates	7.9.	701	757	769	778
XI	Tangible fixed assets	7.10.	1,516	1,633	1,633	2,185
XII	Intangible assets and goodwill	7.11.	697	717	717	735
XIII	Tax assets	7.12. – 9.2.	617	746	723	602
XIV	Other assets	7.13.– 9.3.	5,852	8,435	8,693	8,816
XV	Non-current assets held for sale	7.14.	64	22	22	36
	Total assets		**350,710**	**388,787**	**404,637**	**508,761**

* In accordance with IFRSs as adopted by the EU.
The notes on pages 54 to 159 are an integral part of these consolidated financial statements.

	Liabilities *(in millions of EUR)*	Notes	Without IAS 32&39 and IFRS 4* Jan. 1, 2004	Without IAS 32&39 and IFRS 4* Dec. 31, 2004	With IAS 32&39 and IFRS 4* Jan. 1, 2005	With IAS 32&39 and IFRS 4* Dec. 31, 2005
I	Due to banks	8.1.	68,233	88,830	87,471	134,793
II	Customer borrowings and deposits	8.2.	85,079	89,356	87,066	97,379
III	Liabilities held for trading	8.3.	5,514	2,088	2,069	3,813
IV	Liabilities designated at fair value	8.4.	0	0	12,209	18,022
V	Negative value of derivatives	9.1.	20,061	24,353	35,991	37,652
VI	Fair value revaluation of portfolio hedge		0	0	1,152	966
VII	Debt securities	8.5.	136,466	145,369	144,164	175,685
VIII	Subordinated and convertible debt	8.6.	5,520	5,042	5,277	4,985
IX	Technical provisions of insurance companies		10,010	12,518	7,456	9,846
X	Provisions and other obligations	8.7.	1,140	1,246	1,246	1,320
XI	Tax liabilities	8.8. – 9.2.	891	1,002	1,224	1,377
XII	Other liabilities	8.9.	5,927	6,383	6,561	7,223
XIII	Non-current liabilities held for sale	8.10.	0	0	0	0
	Total liabilities		**338,841**	**376,187**	**391,886**	**493,061**

	Equity *(in millions of EUR)*	Notes	Without IAS 32&39 and IFRS 4* Jan. 1, 2004	Without IAS 32&39 and IFRS 4* Dec. 31, 2004	With IAS32&39 and IFRS 4* Jan. 1, 2005	With IAS32&39 and IFRS 4* Dec. 31, 2005
XIV	Subscribed capital	9.7.	4,786	4,825	4,825	4,888
XV	Additional paid-in capital		8,915	8,993	8,993	9,137
XVI	Treasury shares		0	0	(584)	(356)
XVII	Reserves and retained earnings**		(2,320)	(3,421)	(2,740)	(4,219)
XVIII	Net income for the period		0	1,822	0	2,038
	Core shareholders' equity		**11,381**	**12,219**	**10,494**	**11,488**
XIX	Gains and losses not recognized in the statement of income		0	(103)	1,594	2,596
	Total shareholders' equity		**11,381**	**12,116**	**12,088**	**14,084**
XX	Minority interests		488	484	439	1,183
XXI	Discretionary participation features of insurance contracts		0	0	224	433
	Total equity		**11,869**	**12,600**	**12,751**	**15,700**
	Total liabilities and equity		**350,710**	**388,787**	**404,637**	**508,761**

* In accordance with IFRSs as adopted by the EU.

** Net income for the period has been included in XVII. for the periods January 1, 2004 and January 1, 2005.

The notes on pages 54 to 159 are an integral part of these consolidated financial statements.

Dexia – Consolidated statement of income

	(in millions of EUR)	Notes	Without IAS 32&39 and IFRS 4* Dec. 31, 2004	With IAS 32&39 and IFRS 4* Dec. 31, 2005
I	Interest income	11.1.	57,188	56,049
II	Interest expense	11.1.	(53,582)	(52,399)
III	Dividend income	11.2.	94	129
IV	Net income from associates	11.3.	65	89
V	Net trading income and net result of hedge accounting	11.4.	177	154
VI	Net income on investments	11.5.	307	502
VII	Commission income	11.6.	1,275	1,397
VIII	Commission expense	11.6.	(227)	(225)
IX	Technical margin of insurance activities	11.7. - 9.3.	290	208
X	Other net income	11.8.	36	72
	Income		**5,623**	**5,976**
XI	Staff expense	11.9.	(1,543)	(1,586)
XII	General and administrative expense	11.10.	(886)	(975)
XIII	Network costs		(353)	(366)
XIV	Depreciation and amortization	11.11.	(225)	(247)
XV	Deferred acquisition costs		(50)	(55)
	Costs		**(3,057)**	**(3,229)**
	Gross operating income		**2,566**	**2,747**
XVI	Impairment on loans and provisions for credit commitments	11.12.	(226)	(52)
XVII	Impairment on tangible and intangible assets	11.13.	(1)	0
XVIII	Impairment on goodwill	11.14.	(19)	0
	Net income before tax		**2,320**	**2,695**
XIX	Tax expense	11.15.	(429)	(602)
	Net income		**1,891**	**2,093**
	Attributable to minority interest		69	55
	Attributable to shareholders of the company		1,822	2,038
	in EUR			
	Earnings per share	11.16.		
	– basic		1.63	1.87
	– diluted		1.62	1.85

* In accordance with IFRSs as adopted by the EU.

The notes on pages 54 to 159 are an integral part of these consolidated financial statements.

Dexia – Consolidated statement of change in equity

CORE SHAREHOLDERS' EQUITY (in millions of EUR)	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2003 – Dexia GAAP	4,786	8,915	0	(3,760)	0	9,941
Effects of first-time adoption of IFRS	0	0	0	1,440	0	1,440
As of Jan. 1, 2004	4,786	8,915	0	(2,320)	0	11,381
Movements of the year						
– Issuance of subscribed capital	39	78	0	0	0	117
– Sale and cancellation of treasury shares	0	0	0	(523)	0	(523)
– Dividends	0	0	0	(594)	0	(594)
– Share-based payments: value of employee services	0	0	0	24	0	24
– Variation of scope of consolidation	0	0	0	(8)	0	(8)
– Net income for the period	0	0	0	0	1,822	1,822
As of Dec. 31, 2004	4,825	8,993	0	(3,421)	1,822	12,219

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME (in millions of EUR)	Gains and losses not recognized in the statement of income: securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Total gains and losses Group share
As of Dec. 31, 2003 – Dexia GAAP	0	0	0	(151)	(151)
Effects of first-time adoption of IFRS	0	0	0	151	151
As of Jan. 1, 2004	0	0	0	0	0
Movements of the year					
– Translation adjustments	0	0	0	(103)	(103)
As of Dec. 31, 2004	0	0	0	(103)	(103)

MINORITY INTERESTS (in millions of EUR)	Core equity	Gains and losses not recognized in the statement of income	Minority interests
As of Dec. 31, 2003 – Dexia GAAP	512	(27)	485
Effects of first-time adoption of IFRS	(24)	27	3
As of Jan. 1, 2004	488	0	488
Movements of the year			
– Issuance of subscribed capital	3	0	3
– Translation adjustments	0	(7)	(7)
– Dividends	(62)	0	(62)
– Variation of scope of consolidation	(6)	0	(6)
– Net income for the period	69	0	69
– Other	(1)	0	(1)
As of Dec. 31, 2004	491	(7)	484
Core shareholders' equity			12,219
Gains and losses not recognized in the statement of income attributable to the shareholders of the company			(103)
Minority interests			484
Total Equity as of Dec. 31, 2004			12,600

The notes on pages 54 to 159 are an integral part of these consolidated financial statements.

CORE SHAREHOLDERS' EQUITY *(in millions of EUR)*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2004 – IFRS	4,825	8,993	0	(3,421)	1,822	12,219
Transfer of net income to reserve	0	0	0	1,822	(1,822)	0
Impact of first-time application of IAS 32&39 and IFRS 4	0	0	(584)	(1,141)	0	(1,725)
As of Jan. 1, 2005	4,825	8,993	(584)	(2,740)	0	10,494
Movements of the year						
– Issuance of subscribed capital	63	144	0	(2)	0	205
– Acquisition of treasury shares	0	0	(600)	0	0	(600)
– Sale and cancellation of treasury shares	0	0	828	(814)	0	14
– Dividends	0	0	0	(677)	0	(677)
– Share-based payments: value of employee services	0	0	0	26	0	26
– Variation of scope of consolidation	0	0	0	(10)	0	(10)
– Other movements	0	0	0	(2)	0	(2)
– Net income for the period	0	0	0	0	2,038	2,038
As of Dec. 31, 2005	4,888	9,137	(356)	(4,219)	2,038	11,488

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *(in millions of EUR)*	Gains and losses not recognized in the statement of income *securities* (AFS)	*derivatives* (CFH)	*associates* (AFS, CFH and CTA)	Cumulative Translation *adjustments* (CTA)	Total gains and losses Group share
As of Dec. 31, 2004	0	0	0	(103)	(103)
Impact of first-time application of IAS 32&39 & IFRS 4	1,770	(88)	4	11	1,697
As of Jan. 1, 2005	1,770	(88)	4	(92)	1,594
Movements of the year					
– Net change in fair value through equity – Available for sale investments	991	0	3	0	994
– Net change in fair value through equity – Cash flow hedges	0	(8)	0	0	(8)
– Translation adjustments	29	0	0	169	198
– Variation of scope of consolidation	(36)	0	0	0	(36)
– Cancellation of fair value following AFS disposals	(146)	0	0	0	(146)
As of Dec. 31, 2005	2,608	(96)	7	77	2,596

MINORITY INTERESTS *(in millions of EUR)*	Core equity	Gains and losses not recognized in the statement of income	Minority interests	DISCRETIONARY PARTICIPATION FEATURES OF INSURANCE CONTRACTS
As of Dec. 31, 2004 – IFRS	491	(7)	484	0
Impact of first-time application of IAS 32&39 and IFRS 4	(57)	12	(45)	224
As of Jan. 1, 2005	434	5	439	224
Movements of the year				
– Increase of capital[1]	717	0	717	0
– Dividends	(25)	0	(25)	0
– Net income for the period	55	0	55	0
– Net change in fair value through equity	0	36	36	209
– Translation adjustments	0	6	6	0
– Variation of scope of consolidation	(45)	0	(45)	0
As of Dec. 31, 2005	1,136	47	1,183	433

(1) Issuance of undated deeply subordinated non-cumulative notes for EUR 700 million.

Core shareholders' equity	11,488
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	2,596
Minority interests	1,183
Discretionary participation features of insurance contracts	433
Total Equity as of Dec. 31, 2005	15,700

The notes on pages 54 to 159 are an integral part of these consolidated financial statements.

Dexia – Consolidated cash flow statement

(in millions of EUR)	Dec. 31, 2004	Dec. 31, 2005
Cash flow from operating activities		
Net income after income taxes	1,891	2,093
Adjustment for:		
– Depreciation, amortization, and other impairment	253	258
– Impairment on bonds, equities, loans and other assets	117	(44)
– Net gains on investments	(246)	(295)
– Charges for provisions	2,263	2,945
– Unrealized gains or losses	2	(30)
– Income from associates	(67)	(89)
– Dividends from associates	47	42
– Deferred taxes	(37)	64
– Other adjustments [1]	24	242
Changes in operating assets and liabilities	2,094	11,883
Net cash provided (used) by operating activities	**6,341**	**17,069**
Cash flow from investing activities		
Purchase of fixed assets	(561)	(625)
Sales of fixed assets	195	115
Acquisitions of unconsolidated equity shares	(1,651)	(1,415)
Sales of unconsolidated equity shares	1,421	1,341
Acquisitions of subsidiaries	(10)	(70)
Sales of subsidiaries	(230)	21
Net cash provided (used) by investing activities	**(836)**	**(633)**
Cash flow from financing activities		
Issuance of new share [2]	120	933
Issuance of subordinated and convertible debt	24	7
Reimbursement of subordinated and convertible debt	(400)	(328)
Purchase of treasury shares	(694)	(600)
Sales of treasury shares	3	4
Dividends paid	(656)	(703)
Net cash provided (used) by financing activities	**(1,603)**	**(687)**
Net cash provided	**3,902**	**15,749**
Cash and cash equivalents at the beginning of the period	**24,066**	**27,956**
Cash flow from operating activities	6,341	17,069
Cash flow from investing activities	(836)	(633)
Cash flow from financing activities	(1,603)	(687)
Effect of exchange rates changes and change in scope of consolidation on cash and cash equivalents	(17)	92
Cash and cash equivalents at the end of the period	**27,951**	**43,797**
Additional information		
Income tax paid	(298)	(513)
Dividends received	140	171
Interest received	55,952	54,174
Interest paid	(52,704)	(51,284)

(1) Includes EUR 218 million paid by Aegon in 2005.
(2) In 2005, issuance of undated deeply subordinated non-cumulative notes included in minority interest for EUR 700 million.

Comments on reconciliation with publication under Dexia GAAP:
Dexia has decided to qualify as financing activities those related to core equity, treasury shares and other elements eligible as regulatory capital; while investing activities are limited at intangible or tangible assets and operations on AFS shares (consolidated or not).
Financing activities elements include Group and minority cash flows. They are not split between Group and minority parts.

The main differences in the constitution of the cash flow statement under EU GAAP and under Dexia are the result of the following elements:
- acquisitions and sales of bonds are no longer considered as investing activities but fully part of the operating activities;
- the cash and cash equivalents now show the current assets (except HTM) with a residual maturity lower than 3 months, excluding accrued interests. Under Dexia GAAP, cash equivalents were composed of sight assets and liabilities with credit institutions and the government securities eligible for central bank refinancing.

The notes on pages 54 to 159 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1

Accounting principles and rules of consolidated financial statements

These financial statements include the disclosures required by the European Accounting Regulation published up to December 31, 2005. Additional accounting policies and disclosures may be required in order to comply with local laws, accounting standards and stock exchange regulations.

General information

Dexia provides financial services to the local public sector, retail and private banking services and investment management and insurance services in various parts of the world, mainly in Europe and in the United States.

The parent company of the Group is Dexia, which is a limited liability company and is incorporated and domiciled in Belgium. The address of its registered office is: Square de Meeûs 1 – B-1000 Brussels (Belgium).

Dexia is listed on the Euronext Stock Exchange in Paris and in Brussels and on the Luxembourg Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on March 2, 2006 and signed on its behalf by Axel Miller, Chairman of the Group Management Board and CEO and by Rembert von Lowis, member of of the Group Management Board.

Notes to the consolidated financial statements

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

The common used abbreviations below are:

IFRIC: International Financial Reporting Interpretations Committee

ARC: Accounting Regulatory Committee

EFRAG: European Financial Reporting Advisory Group

EU GAAP: International Financial Reporting Standards as adopted by the European Union (EU)

IFRS: International Financial Reporting Standards

IASB: International Accounting Standards Board

1. Accounting policies

1.1. Basis of accounting

The consolidated financial statements of Dexia are prepared in accordance with all IFRSs as adopted by the EU.

The European Commission (EC) published Regulation EC 1606/2002 on July 19, 2002, requiring listed groups to apply IFRS as from January 1, 2005. This regulation has been updated several times since 2002, validating the various texts published by the IASB with the exception of certain rules included in IAS 39.

The European Commission carved out some paragraphs of IAS 39 with the objective of enabling European companies to reflect appropriately in their consolidated financial statements the economic hedges they make in the management of their interest rate risk exposure.

Dexia's financial statements have therefore been prepared "in accordance with all IFRSs as adopted by the EU" and endorsed by the EC up to December 31, 2005, including the conditions of application of interest rate portfolio hedging and the possibility to hedge core deposits. Therefore, they cannot be described as IFRSs compliant in the sense of IAS 1.

Dexia adopted the new accounting rules on January 1, 2005 and has accordingly restated its previously reported 2004 consolidated financial statements. The effects of the adoption of IFRS have been reflected within Paragraph 4 "Effects of changes in accounting policies".

Dexia decided to apply IAS 32&39 and IFRS 4 as from January 1, 2005, without restating the 2004 comparative information as permitted by IFRS 1.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect amounts reported. While management believes they have considered all available information in developing these estimates, actual results could differ from such estimates and the differences could be material to the financial statements.

The consolidated financial statements are stated in millions of euro (EUR) unless otherwise stated.

1.2. Changes in accounting policies since the previous annual publication that may impact Dexia Group

1.2.1. New IFRS standards, IFRIC interpretations and amendments issued

The IASB published four amendments and a new IFRS in 2005:

- Cash Flow Hedge Accounting of Forecast Intragroup Transactions (April 2005) – application as from January 1, 2005;
- The Fair Value Option – FVO (June 2005) – application as from January 1, 2006;
- Amendment to IAS 1: Capital Disclosures (August 2005) – application as from January 1, 2007;
- Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (August 2005) – application as from January 1, 2006;
- IFRS 7: Financial Instruments: Disclosures (August 2005) – application as from January 1, 2007.

Dexia will apply, as permitted, the first two amendments of IAS 39 in 2005 and the new requirements of IAS 1 and IFRS 7 as from January 1, 2007. Dexia however already gives information on capital disclosures and will include most of the requirements of IFRS 7 in its annual financial statements, but not all of them.

Dexia analyses the conditions and impacts of the implementation of the financial guarantee contracts amendment, and mainly the differences between US GAAP and IFRS for Financial Security Assurance (FSA), its subsidiary active in credit enhancement in the United States of America. Dexia does not expect that this new amendment may have a significant impact on the financial situation of the Group.

1.2.2. IASB and IFRIC texts endorsed by the European Commission

The European Commission endorsed IFRS 2 Share-based Payments and several amendments to existing standards and interpretations in 2005:

- an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards;
- three amendments to IAS 39: Transition and Day one profit recognition, Cash Flow Hedge Accounting of Forecast Intragroup Transactions and Fair Value Option;
- an amendment to SIC 12 Consolidation – Special Purpose Entities.

1.3. Consolidation

1.3.1. Business combinations

Dexia has applied IFRS 3 as from January 1, 2004. Dexia has applied the exemption of IFRS 1 and has not restated business combinations before January 1, 2004.

1.3.2. Subsidiaries

The consolidated financial statements include those of the parent company, its subsidiaries and special purpose entities (SPE). Subsidiaries and SPE are those entities in which Dexia, directly or indirectly, has the power to exercise control over financial and operating policies.

Subsidiaries are consolidated from the date on which effective control is transferred to Dexia and are no longer consolidated as from the date on which Dexia loses control. Intercompany transactions, balances and unrealized gains and losses on transactions between Dexia's companies have been eliminated. Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements. When necessary, the accounting policies of the subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

Equity and net income attributable to minority interests are shown separately in the balance sheet and statement of income respectively.

1.3.3. Jointly-controlled entities

A joint venture (JV) is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint ventures are accounted for via the proportionate consolidation method. In the financial statements, joint ventures are integrated by combination of their share of the assets, liabilities, income and expense on a line-by-line basis.

The same consolidation treatment, as for subsidiaries, is applied for intercompany transactions. When necessary, the accounting policies of jointly controlled entities have been amended to ensure consistency with the policies adopted by Dexia.

1.3.4 Associates

Investments in associates are accounted for using the equity method. Associates are investments where Dexia has significant influence, but does not exercise control. This is usually the case, when Dexia owns between 20% and 50% of the voting rights. The ownership share of net income for the year is recognized as income from associates and the investment is recorded in the balance sheet at an amount that reflects its share of the net assets including net goodwill.

Unrealized gains on transactions between Dexia and its "equity method investments" are eliminated to the extent of Dexia's interest. Unrealized losses are also eliminated unless the transaction shows evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment reaches zero, unless Dexia has incurred or guaranteed obligations in respect of the associates' undertakings. Where necessary, the accounting policies of the associates have been amended to ensure consistency with the policies adopted by Dexia.

1.4. Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention that expected future cash flows will be settled on a net basis, or that the asset will be realized and the liability settled simultaneously. Assets are presented net of any allowance for loss on impairment.

1.5. Foreign currency translation and transactions

The consolidated financial statements are stated in EUR (functional and presentation currency), the currency in which Dexia is incorporated.

1.5.1. Foreign currency translation

On consolidation, the statements of income and cash flow statements of foreign entities that have a functional currency different from Dexia's presentation currency are translated into Dexia's presentation currency (EUR) at average exchange rates for the year or the period and their assets and liabilities are translated at respective year-end or quarter-end exchange rates.

Exchange differences arising from the translation of the net investment in foreign subsidiaries and associates and of borrowings and other currency instruments designated as hedges of such investments, are recorded as a cumulative translation adjustment within shareholders' equity. On disposal of a foreign entity, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Dexia has taken the option permitted under IFRS 1 to reset its cumulative translation adjustments to zero as of January 1, 2004. This includes the cumulative exchange difference on translation of the equity of subsidiaries and also the cumulative amount hedging of the position at January 1, 2004. Goodwill recorded before January 1, 2004 is reported in consolidation currency (EUR). Existing goodwill as of January 1, 2004 will remain in euro, whereas new goodwill will be recorded in the currency of the purchased company.

1.5.2. Foreign currency transactions

For individual Dexia entities, foreign currency transactions are accounted for using the approximate exchange rate at the date of the transaction. Outstanding balances denominated in foreign currencies at period or year-end are translated at period or year-end exchange rates for monetary items and non-monetary items carried at fair value. Historical rates are used for non-monetary items carried at cost. The resulting exchange differences from monetary items are recorded in the consolidated statement of income; for non-monetary items carried at fair value, the exchange differences follow the same accounting treatment as for fair value adjustments.

1.6. Trade date and settlement date accounting

All "regular way" purchases and sales of financial instruments are recognized and derecognized on the settlement date, which is the date of delivery to or by Dexia, except for financial instruments at fair value through profit and loss which are recognized and derecognized at trade date. For assets and liabilities recognized at fair value, Dexia recognizes from the trade date any unrealized gains or losses arising from revaluing the contract to fair value at the reporting date. These unrealized gains and losses are recognized in the statement of income unless the transactions have been assigned to cash flow hedge relationships or are related to an available-for-sale asset.

1.7. Realized gains and losses on sales of financial assets

For financial assets not revalued through the statement of income, realized gains or losses on disposals is the difference between the

proceeds received (net of transaction costs) and the cost or amortized cost of the investment.

1.8. Impairments on financial assets

Dexia records allowances for impairment losses when there is objective evidence that a financial asset or group of financial assets is impaired, in accordance with IAS 39 § 58-70. The impairments represent the management's best estimates of losses incurred at each balance-sheet date.

An interest bearing financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

The amount of the impairment loss for assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate or current effective interest rate determined under the contract for variable-rate instruments. The recoverable amount of an instrument measured at fair value is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset.

Allowances for impairment losses are recorded on assets within "Due from banks", "Loans and advances to customers", and "Loans and securities held to maturity" in the following way:

- Specific impairments – The amount of the impairment on specifically identified assets is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted using the effective interest rate at the time of impairment. Assets with small balances (including retail loans) that share similar risk characteristics are generally aggregated in this measurement.
- Collective impairments – Loss impairments cover incurred losses where there is no specific impairment but objective evidence that losses are present in segments of the portfolio or other lending related commitments at the balance-sheet date. These have been estimated based upon historical patterns of losses in each segment, the credit ratings allocated to the borrowers and reflecting the current economic environment in which the borrowers operate. Dexia develops for that purpose credit risk models using an approach that combines appropriate default probabilities and loss given defaults that are subject to regular back testing and are based on Basel II data and risk models.
- Country risk component – Included within specific and collective impairment.

When an asset is determined by management as being uncollectable, it is written off against its related impairment; subsequent recoveries are against to the "Impairment on loans and provisions for credit commitments" in the statement of income, in the heading "Impairment on loans and provisions for credit commitments". If the amount of the impairment subsequently decreases due to an event occurring after the write-down of the initial impairment, the release of the impairment is credited to the "Impairment on loans and provisions for credit commitments".

"Available-for-sale" (AFS) assets are only subject to specific impairment.

"Available-for-sale" quoted equities are measured at fair value through "Gain and losses on securities not recognized in the statement of income" or within the statement of income in the case of impairment. Dexia analyses all equities that have declined by more than 25% of their quoted price over a quarter or when a risk is identified by management and takes the decision to impair based on its recoverability. A prolonged decline in the fair value below its cost is also objective evidence of impairment. Impairments on equity securities cannot be reversed in the statement of income due to later recovery of quoted prices.

Reversal impairment on debt securities is addressed on a case-by-case basis in accordance with the standard.

When AFS securities are impaired, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments". Impairments on loans included in AFS are reported in the heading "Impairments on loans and provisions for credit commitment".

1.9. Interest income and expense

Interest income and expense are recognized in the statement of income for all interest bearing instruments on an accrual basis using the effective interest rate method based on the purchase price (including transaction costs).

Transaction costs are incremental costs that are directly attributable to the acquisition of a financial asset or liability and include the calculation of the effective interest rate. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Accrued interest is reported in the same line as the related financial asset or liability in the balance sheet.

Once an interest bearing financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for measuring the recoverable amount.

1.10. Commission income and expense

Commissions are recognized in accordance with IAS 18. According to this standard, most of the commissions arising from Dexia's activities are recognized on an accrual basis over the life of the underlying transaction.

For significant acts such as commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of loans, equity securities or other securities or the purchase or sale of businesses, are recognized based on the stage of completion of the underlying transaction, when the underlying transaction has been completed.

For asset management operations, revenue consists principally of unit trust and mutual fund management and administration fees. Revenue from asset management is recognized as earned when the service is provided. Performance fees are recognized when they are definitively acquired.

Loan commitment fees are recognized as part of the effective interest rate if the loan is granted, and recorded as revenue on expiry if no loan is granted.

When the underlying transaction is included in the scope of IAS 39, the commission pertaining to the transaction is recognized according to IFRS based on the date of first-time adoption of IAS 39, i.e. January 1, 2005.

1.11. Insurance and reinsurance activities

1.11.1 Insurance

Dexia is mainly active in banking products. Some insurance products sold by insurance companies have been requalified as financial instruments as they do not meet the requirements of insurance products under IFRS 4. General provisions, including catastrophe and equalization reserves, have been removed as from January 1, 2005.

Dexia is applying IFRS 4 as from January 1, 2005, in order to be consistent with its date of implementation of IAS 32&39.

IFRS 4 allows the possibility to continue to account for its insurance products under local GAAP if they qualify as such under IFRS 4. Hence, Dexia has decided to use the local accounting policies to measure the technical provisions for contracts that fall under IFRS 4 and investment contracts with discretionary participation features (DPF).

Dexia has decided to net the amounts received and paid relating to insurance products on a separate line in the consolidated statement of income: "Technical margin of insurance activities".

Life and nonlife claims and changes in technical reserves are also recorded in the "Technical margin of insurance activities", whereas losses and changes in provisions for credit enhancement activities, which are similar to banking activities, are reported under "Impairment on loans and provisions for credit commitments".

All items arising from insurance activities are classified according to their nature in the balance sheet, except for technical provisions, which are identified on a separate heading.

Insurance activities of Dexia are mainly performed by Dexia Insurance Belgium (DIB) for life and nonlife products and by Financial Security Assurance (FSA) in the USA for credit enhancement of municipal and corporate bonds.

DIB activities: life and nonlife

The life insurance portfolio features:

- insurance contracts including reinsurance contracts and the accepted reinsurance treaties with exception of the in house defined employee benefit plans;
- financial instruments issued with a discretionary profit sharing (discretionary participation feature);
- unit-linked (UL) contracts stipulating that the policyholder can switch at all times, without costs, to an investment product with guaranteed interest rate and a probable profit sharing.

Classification

Classification is done policy by policy, whereas for group insurances, classification is done on the employer's level.

Life insurance products are classified by:

- Type 1: branch 21: guaranteed insurance products;
- Type 2: branch 21: investment products with profit sharing;
- Type 3: branch 21: investment products without profit sharing;
- Type 4: branch 23: investment products with risk – UL products;
- Type 5: branch 23: investment products without risk;
- Type 6: branch 23: investment products convertible to a branch 21 investment product with risk (branch 23);
- Type 7: branch 23: investment products convertible to a branch 21 investment product with profit sharing.

The nonlife insurance portfolio only includes insurance contracts that contain a significant insurance risk.

Shadow accounting

IFRS 4 allows booking the unrealized and realized investment results, net of tax, to the technical provisions in the same way the result is treated. This may be done by transfer to equity or via result of the period.

Dexia Group decided to apply shadow accounting if under local GAAP the realization of unrealized gains would affect the measurement of an insurance contract (investment with DPF asset or liability).

Discretionary Participation feature (DPF)

Discretionary participation feature is a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

- that are likely to be a significant portion of the total contractual benefits;
- whose amount or timing is contractually at the discretion of the issuer; and
- that are contractually based on:
  - the performance of a specified pool of contracts or a specified type of contract;
  - realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
  - the profit or loss of the company, fund or other entity that issues the contract.

All unrealized surplus or deficit values coming from the assets of the life insurance portfolio (recorded according to the AFS method) are categorized proportionally for the part related to the insurance contracts and financial instruments with discretionary profit sharing in a separate line of the equity.

Proportional calculation happens on the basis of the carried reserve and by separated management of the assets.

Insurance contracts with deposit component (unbundling)

All unit-linked products that contain both an insurance contract and a deposit component will be unbundled. The IFRS 4 rules will be applied to the part with an insurance component; the IAS 39 rules will be applied to the part with a deposit component.

The unit-linked products that can be converted into a guaranteed investment product (branch 21) with profit sharing fall under IFRS 4 (investment with DPF) and will not be unbundled.

Investment products with DPF and embedded derivatives

IAS 39 applies to derivatives embedded in an insurance contract unless the embedded derivative is itself an insurance contract. The requirements for insurance contracts with DPF also prevail for financial instruments with DPF elements.

If the issuer classifies part or the entire feature as a separate component of equity, the liability recognized for the whole contract shall not be less than the amount that would result from applying IAS 39 to the guaranteed element.

Liability Adequacy Tests

An insurer applies a liability adequacy test (LAT) for its insurance products. Dexia assesses at each reporting date whether its recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts.

For life insurance, LAT uses the following parameters:

- premiums: collected inventory premiums plus contractual provided inventory premiums;
- interest rate for actualization cash flows: average state bonds on the 10 last years;
- mortality table: experience table of the country (Assuralia for Belgium);
- costs: calculation based on the last updated tariff costs and the booked costs;
- tariff costs take into account the inventory surcharges, commercial surcharges and fixed sums;
- real assigned costs take into account management expenses, claims handling expenses and commissions. These costs are stipulated by product group and are indexed.

For nonlife insurance, the LAT is a sufficiency test within IFRS 4 that examines if the premium and claim provisions are sufficient to settle definitely the opened claim files and the claims that will occur within the contractual duration of the contracts to open and to settle definitively.

A LAT is carried out for all products. The test is subdivided into two parts. During the first part Dexia examines if the build-up reserves for claim files already opened are sufficient, and in a second part Dexia makes an estimation of the expected loss burden for the current dangers and examine if the resources are sufficient.

FSA activities

Financial guaranty insurance generally provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Upon a payment default on an insured obligation, Dexia is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis. The contract may be considered as a derivative or an insurance contract based on the economical substance of the contract.

Gross and ceded premiums received in upfront payouts are earned in proportion to the amount of risk outstanding over the expected period of coverage. The amount of risk outstanding is equal to the sum of the par amount of debt insured over the expected period of coverage. Deferred premium revenue and prepaid reinsurance premiums represent the portion of premium that is applicable to coverage of risk to be provided in the future on policies in force.

Dexia establishes loss liabilities based on its estimate of specific and non-specific losses. Dexia also establishes liabilities for loss adjustment expenses (LAE), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claim process.

Dexia calculates a loss and LAE liability based upon identified risks inherent in its entire insured portfolio. If an individual policy risk has a probable loss as of the balance sheet date, a specific reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

Dexia establishes a specific reserve for the present value of the estimated loss, net subrogation recoveries, when, in management's opinion, likelihood of a future loss on a particular insured obligation is probable and reasonably estimated at the balance sheet date. When an insured obligation has met the criteria for establishing a specific reserve and that the transaction pays a premium in installments, those premiums, if expected to be received prospectively, are considered a form of recovery and are no longer earned as premium revenue. A specific reserve is determined using cash flow or similar models that represent Dexia's estimate of the net present value of the anticipated shortfall between (1) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (2) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. The estimated loss, net of recovery, on a transaction is discounted using the risk-free rate appropriate for the term of the insured obligation at the time the reserve is established and is not subsequently adjusted.

Dexia records a non-specific reserve to reflect the credit risks inherent in its portfolio. Non-specific reserves in addition to specific reserves represent Dexia's estimate of the total reserves. Generally, when an insured credit deteriorates to a point where claims are expected, a specific reserve is established. The establishment of non-specific reserves for credits that have not yet defaulted is a common practice in the financial guaranty industry, although Dexia acknowledges that there may be differences in the specific methodologies applied by other financial guarantors in establishing and measuring these reserves.

The non-specific reserve amount established considers all levels of protection (e.g. reinsurance and over-collateralization). Net par outstanding for policies originated in the current period is multiplied by loss frequency and severity factors, with the resulting amounts discounted at the risk-free rates using the treasury yield curve (the statistical calculation). The discount rate does not change and is used to accrete the loss for the life of each policy. The loss factors used for calculation are the product of default frequency rates obtained from Moody's and severity factors obtained from S & P. Moody's is chosen due to its credibility, large population, statistical format and reliability of future update.

1.11.2 Reinsurance

Dexia's reinsurance contracts with third parties that contain enough insurance risk to be classified as an insurance contract remain booked under Local GAAP.

A reinsurance asset is impaired if, and only if:

- there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the cedant may not receive all amounts due to it under the terms of the contract; and
- that event has a reliably measurable impact on the amounts that the cedant will receive from the reinsurer.

To measure the solvency of a reinsurer, we refer to its attributed credit rating and the impairment rules.

1.12. Network costs

This heading records commission paid to intermediaries associated by exclusive sales mandate for bringing in transactions with customers.

1.13. Deferred acquisition costs

Deferred acquisition costs are comprised of expenses related to the production of business, including commissions paid on reinsurance assumed, compensation and related costs of underwriting and marketing personnel, certain rating agency fees, premium taxes and

certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers.

Deferred acquisition costs are amortized over the period in which the related premiums are earned. Amortization of deferred acquisition costs is presented on a separate heading within general expense.

When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred acquisition cost is recognized. Recoverability of deferred acquisition costs is determined by considering deferred premium revenue and estimated installment premiums and the present value of anticipated losses and loss adjustment expenses.

1.14. Loans and advances due from banks and customers

Loans categorized as "Loans and advances", being those not included within trading, designated at fair value through P/L and AFS, are carried at amortized cost, being the outstanding principal amount, net of any deferred fees and material direct costs on loans and net of any unamortized premiums or discounts.

1.15. Financial assets or financial liabilities held for trading or financial assets or liabilities designated at fair value through profit and loss

1.15.1. Loans and securities held for trading

Loans held for trading purposes are included in "Financial assets held for trading" and are carried at fair value, with unrealized gains and losses recorded in earnings as "Net trading income". Interest income is accrued using the effective interest rate method and is recorded under "Net interest income".

Trading securities are securities acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists. Trading securities are initially recognized at fair value and subsequently remeasured at fair value. All related realized and unrealized gains and losses are included in "Net trading income". Interest earned during the period of holding the trading assets is reported as "Interest income". Dividends received are included in "Dividend income".

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognized at settlement date. Other trading transactions are treated as derivatives until settlement occurs (see also Paragraph 1.6 "Trade date and settlement date accounting").

1.15.2. Liabilities held for trading

Liabilities held for trading follow the same accounting rules as those for loans and securities held for trading.

1.15.3. Loans and securities designated at fair value through profit and loss

Loans and securities designated at fair value through statement of income follow the same accounting rules as those for loans and securities held for trading.

Under the fair value option, a financial asset, a financial liability or a group of financial instruments can be designated by the entity as "at fair value through profit or loss", provided that doing so results in more relevant information or increases measurement reliability. The fair value option simplifies the application of IAS 39. It is used:

- when such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;
- when a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy;
- when an instrument contains an embedded derivative.

The use of the fair value option is an accounting policy choice which should be made for the entire financial instrument, at initial recognition and when certain conditions of documentation are fulfilled.

In order to avoid volatility in its equity and results, Dexia has designated the assets and liabilities of unit-linked contracts (branch 23) at fair value through the statement of income. In 2004, unit-linked contract assets have been recorded in the trading portfolio.

1.15.4. Liabilities designated at fair value through profit and loss

The above comments on the fair value option are also valid for the liabilities.

1.16. Loans and securities available for sale and held to maturity

Management determines the appropriate classification of its investments at the time of purchase.

Quoted securities with fixed maturity are classified as held-to-maturity (HTM) when management has both the intention and the ability to hold the assets to maturity.

Securities and loans and receivables intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available for sale (AFS).

Securities and loans and receivables are initially recognized at fair value (which includes transaction costs). Interest is recognized based on the effective interest rate method and is recognized within the interest margin.

Available-for-sale financial assets are subsequently remeasured at fair value based on quoted bid prices or amounts derived from cash-flow models. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available for sale are recognized within equity. When securities are disposed of, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments".

Held-to-maturity (HTM) investments are carried at amortized cost using the effective interest method, less any allowance for impairment.

1.17. Positive/negative value of derivatives

Derivative financial instruments generally include foreign exchange contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps and currency and interest rate options (both written and purchased). All derivatives are initially recognized in the balance sheet at fair value and are subsequently remeasured at fair value. Fair values are obtained from quoted market prices, discounted cash-flow models or pricing models as appropriate.

Derivatives are reported as assets when fair value is positive and as liabilities when fair value is negative.

The amount reported on these lines of the balance sheet includes the premium paid/received net of amortization, the revaluation to fair value and the accrued interest, the sum of all elements representing the fair value of the derivative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when:

- their risks and characteristics are not closely related to those of the host contract; and
- the hybrid contract is not carried at fair value with unrealized gains and losses reported in the statement of income.

1.18. Hedging derivatives

On the date a derivative contract is entered into, Dexia may designate certain derivatives as either:

(1) a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or

(2) a hedge of a future cash flow attributable to a recognized asset or liability or a forecasted transaction (cash flow hedge); or

(3) a hedge of a net investment in a foreign entity (net investment hedge).

If a derivative is not designated in a hedging relationship, it is to be deemed held for trading or part of a fair value option strategy.

Hedge accounting may be used for derivatives designated in this way, provided certain criteria are met.

The criteria for a derivative instrument to be accounted for as a hedge include inter alia:

- formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship prepared before hedge accounting is applied;
- the hedge is documented showing that it is expected to be highly effective (within a range of 80% to 125%) in offsetting changes in fair value or cash flows attributable to the hedged risk in the hedged item throughout the reporting period; and
- the hedge is effective at inception and on an ongoing basis.

Entities of Dexia use internal derivative contracts (internal hedging) mainly to cover their interest rate risk. Those internal contracts are offset with external parties. If the contracts cannot be offset with third parties, the hedging criteria are not met. Internal derivative contracts between separate divisions within the same legal entity and between separate entities within the consolidated group can qualify for hedge accounting in the consolidated financial statements only if the internal contracts are offset by derivative contracts with a party external to the consolidated group. In this case, the external contract is regarded as the hedging instrument.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the statement of income, along with the corresponding change in fair value of the hedged assets or liabilities that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting (fair value hedge model), the adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity through an adjustment of the yield of the hedged item.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are highly effective in relation to the hedged risk, are recognized in the hedging reserve in equity as "Gains and losses not recognized in the statement of income" (see "Consolidated statement of changes in shareholders' equity"). The non-effective portion of the changes in the fair value of the derivatives is recognized in the statement of income. Where the forecast transaction results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the statement of income and classified as revenue or expense in the periods during which the hedged firm commitment or forecast transaction affects the statement of income.

Certain derivative transactions, while providing effective economic hedges under Dexia's risk management positions, do not qualify for hedge accounting under the specific rules in IFRS and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

1.19. Hedge of the interest rate risk exposure of a portfolio

Dexia has decided to apply IAS 39 as adopted by the EU because it better reflects the way Dexia manages its activities.

The objective of the hedge relationships is to reduce the interest rate risk exposure stemming from the selected category of assets or liabilities designated as the qualifying hedged items.

The entity performs a global analysis of interest rate risk exposure. It consists of assessing fixed rate exposure taking into account all the exposure coming from balance-sheet and off-balance-sheet items. This global analysis may exclude certain components of the exposure, such as financial market activities, provided that the risk exposure stemming from the excluded activities are monitored on an activity-by-activity basis. The entity selects assets and/or liabilities to be entered into the hedge of interest rate risk exposure of the portfolio. The entity defines at inception the risk exposure to be hedged, the length of the time-bucket, the way and the frequency it performs tests. The entity constantly applies the same methodology for selecting assets and liabilities entering in the portfolio. Assets and liabilities are included on a cumulative basis in all the time buckets of the portfolio. Hence, when they are removed from the portfolio, they must be removed from all the time buckets in which they had an impact.

The entity may choose which assets and/or liabilities it wishes to classify into the portfolio provided they are included in the global analysis. Demand deposits and savings accounts may be included in the portfolio based on behavioral study for estimating expected maturity date. The entity may designate as qualifying hedged items different categories of assets or liabilities such as "available-for-sale" assets or loan portfolios.

The hedging instruments are a portfolio of derivatives. Such a portfolio of derivatives may contain offsetting positions. The hedging items are recognized at its fair value (including accrued interest expense or income) with adjustments accounted for in the statement of income.

Effectiveness tests consist of verifying that the hedging objective, i.e. reducing the interest rate risk exposure, is fulfilled. Inefficiency

can come only from overhedging due to non-contractual events occurring within the categories of assets or liabilities.

Hedged interest rate risk revaluation of elements carried out at amortized cost is included in the line "Fair value revaluation of portfolio hedge". In case of hedging of AFS, the revaluation is part of the heading "Loans and securities AFS".

1.20. Tangible fixed assets

Tangible fixed assets include property, plant and equipment and investment properties.

All property, plant and equipment are stated at its cost less accumulated depreciation and impairments.

Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives.

The main service lives are as follows:

- buildings (including acquisition costs and nondeductible taxes): 20 to 40 years;
- computer equipment: 3 to 6 years;
- leasehold improvements, equipment and furniture: 2 to 12 years;
- vehicles: 2 to 5 years.

The exchange losses on liabilities for the acquisition of an asset as well as the interest on specific or general borrowings to finance the construction of qualifying assets are expensed immediately.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Gains and losses on disposals of property and equipment are determined by reference to their carrying amount and are included in Other net income. Expenditure that enhances or extends the benefits of real estate or fixed assets is capitalized and subsequently depreciated.

Investment properties are those properties held to earn rentals or for capital appreciation. Dexia may also partly use certain investment properties. If the "own use" portions can be sold separately or leased out separately under finance lease, then these portions are accounted for separately. If the "own use" portions cannot be sold separately, the property is an investment property only if Dexia holds an insignificant portion for its own use.

Investment properties are recorded at its cost less accumulated depreciation and impairments. The investment properties are depreciated over their useful lives on a straight-line basis. Depreciation of buildings given in operating leases is recorded in "Depreciation", whereas depreciation on other assets given in operating lease is booked in "Other net income".

1.21. Intangible assets

Intangible assets mainly consist of internally generated and acquired software. Costs associated with maintaining computer software programs are recognized as expense as incurred. However, expenditure that enhances or extends the benefits of computer software programs beyond one year is used to increase the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives from the time the software is available for use. This amortization period is usually between 3 and 5 years.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Gains and losses on disposals of intangible assets are determined by reference to their carrying amount and are included in Other net income. Expenditure that enhances or extends the benefits is capitalized and subsequently depreciated.

1.22. Goodwill

1.22.1. Positive goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Dexia's share of the net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill on acquisition occurring on or after January 1, 2004 is reported in the balance sheet as an intangible asset. Goodwill on acquisitions of subsidiaries that occurred prior to January 1, 2004 that were deducted from retained earnings in shareholders' equity has not been retro-actively capitalized. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Cash-generating units are designed by the criteria of legal entity, geographic area and business segment.

Variations in percentage of ownership in fully-consolidated companies are considered as transactions with shareholders. Therefore, neither fair value adjustments nor goodwill adjustments are made, when percentage increases or decreases take place without change in the consolidation method. The difference between purchase or sale of net asset and the purchase or sale price is directly recorded in equity.

Goodwill as of January 1, 2004 remains in the same currency as it is booked under Dexia GAAP. New goodwill arising after January 1, 2004 will be booked in the currency of the subsidiary.

The carrying amount of goodwill in the opening IFRS balance sheet is its carrying amount under Dexia GAAP at the date of transition to the new accounting principles.

1.22.2. Impairment of goodwill

The carrying amount of goodwill is reviewed at year-end when circumstances or events indicate that there may be uncertainty over the carrying amount. It is written down for impairment when the recoverable amount of the business is insufficient to support the carrying value.

1.23. Other assets

Other assets mainly comprise accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, plan assets relating to employee benefit obligations. These other assets are recorded at amortized cost less any allowance for impairment if applicable or following the applicable standard. Plan assets are recognized in accordance with IAS 19 requirements.

1.24. Leases

1.24.1. A Dexia company is the lessee

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease.

Dexia principally enters into operating leases for the rental of equipment or real estate. Lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

If the lease agreement substantially transfers the risk and rewards of ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalized. At inception the asset is recorded at the lower of the present value of the minimum lease payments or fair value and is depreciated over its estimated useful life. The corresponding rental obligations are recorded as borrowings and interest payments are recorded using the effective interest rate method.

1.24.2. A Dexia company is the lessor

When assets held are subject to a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

1.25. Sale and repurchase agreements and lending of securities

Securities sold subject to a linked repurchase agreement ("repos") remain in the financial statements recognized as financial assets held for trading, financial assets available for sale or financial assets held to maturity. The corresponding liability is included in "Due to banks" or "Customer borrowings and deposits" as appropriate. The asset is reported as pledged in the notes.

Securities purchased under agreements to resell ("reverse repos") are recorded as:

- an obligation to return securities within off-balance-sheet items; and
- "Interbank loans and advances" or "Loans to customers" as appropriate.

The difference between the sale and repurchase price is treated as interest income or expense and is accrued over the life of the agreements using the effective interest rate method. Securities lent to counterparts are retained in the financial statements.

Securities borrowed are not recognized in the financial statements. If they are sold to third parties, the gain or loss is included in "Net trading income" and the obligation to return them is recorded at fair value in "Financial liabilities – trading securities".

1.26. Borrowings

Borrowings are recognized initially at fair value, being their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortized cost and any difference between net proceeds and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Debts are included in the financial statements, based on their economic underlying characteristics more than their legal form.

1.27. Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post retirement benefits, provisions for loan and other impairments and tax losses carried forward; and, in relation to acquisitions, from the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the balance-sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the statement of income together with the deferred gain or loss.

1.28. Employee benefits

Employee benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate bonds rated AA, which have terms to maturity approximating to the terms of the related liability and also taking into consideration actuarial and demographic assumptions.

Qualified internal and external actuaries carry out valuations of these obligations. All valuation assumptions and results are reviewed and validated by an external actuary for Dexia that ensures that all calculations are harmonized and calculated in conformity with IAS 19.

1.28.1. Pension obligations

Dexia operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate insurance companies. The pension plans are generally funded by payments from employees and by the relevant Dexia companies.

1.28.1.1. Defined benefit plans

For defined benefit plans, pension costs are assessed using the projected units credit method.

Under this method, the cost of providing pensions is charged to the statement of income so as to spread the regular cost over the service lives of employees. Net cumulative unrecognized actuarial gains and losses exceeding the corridor (greater than 10% of the present value of the gross defined benefit obligation or 10% of the fair value of any plan assets) are recognized in income over the average remaining life of the plan.

The defined obligation is presented net of plan assets as a liability unless the assets are held by a Group entity in which case the assets are recorded gross in the related lines of the assets.

1.28.1.2. Defined contribution pension plans

Dexia's contributions to defined contribution pension plans are charged to the statement of income in the year to which they relate. The obligation of Dexia is limited to the contributions that Dexia agrees to pay into the fund on behalf of the employee.

1.28.2. Other post-retirement obligations

Some Dexia companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

1.28.3. Other long-term benefits

This mainly includes provisions for jubilee premiums that will be received by employees when they become entitled to this right.

1.28.4. Termination benefits

A termination benefit provision is only recorded when Dexia is committed to terminate the employment before the normal date of retirement or provide benefits as a result of an offer made in order to encourage voluntary redundancy. Dexia must have a detailed formal plan and no realistic possibility of withdrawal.

1.28.5. Equity compensation benefits

Share options are granted to directors and to some employees. The cost of the option is recognized within expense based on services received. The fair value of the option is calculated based on valuation techniques (Black and Scholes adjusted for departure of employees) and on market data.

Dexia applies IFRS 2 as from January 1, 2004. Equity settled stock option plans issued after November 7, 2002 and not vested on January 1, 2004, are taken into expense.

Dexia also offers a discount for the capital increases reserved for its personnel. This discount is taken into expense taking into account the fact that those equity securities are locked up for a certain period of time.

1.28.6. Employee entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance-sheet date.

1.29. Provisions for risks and charges

A provision is a liability of uncertain timing or amount.

Provisions are recognized based on their discounted value when:

- Dexia has a present legal or constructive obligation as a result of past events;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate of the amount of the obligation can be made.

For provisions on loans commitments, the same methodology as for impairment of financial assets at amortized cost has been applied.

1.30. Share capital and treasury shares

1.30.1. Share issue costs

External incremental costs directly attributable to the issue of new equity securities, other than as part of a business combination, are deducted from equity net of any related income tax.

1.30.2. Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are declared (authorized and no longer at the discretion of the entity). Dividends for the year that are declared after the balance-sheet date are disclosed in the subsequent events note.

1.30.3. Preferred shares

Preferred shares that are not redeemable and upon which dividends are declared at the discretion of the directors, are classified as equity.

1.30.4. Treasury shares

Where Dexia or its subsidiaries purchases Dexia's share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own equity securities are charged or credited to the treasury share account in equity.

1.30.5. Insurance discretionary participation features

The unrealized gains and losses relating to assets classified as available for sale and backing insurance contracts with discretionary participation feature are classified by the Group as follows:

- as a liability to the extent of the return guaranteed to the contract holders;
- as a separate component of equity to the extent of that feature.

1.31. Fiduciary activities

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where Dexia acts in a fiduciary capacity such as nominee, trustee or agent.

1.32. Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held or issued by Dexia. Therefore, for financial instruments where no market price is available, the fair values have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance-sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates.

Financial instruments classified as trading assets or liabilities, assets or liabilities designated at fair value through P/L, available for sale, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when

available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items.

For trading and AFS, when quoted prices are not available, the pricing models try to reflect as precisely as possible the market conditions at the calculation date as well as the changes in the credit quality of the financial instruments. For financial instruments carried at amortized cost, some simplifying hypotheses are applied:

(a) the carrying amount of financial instruments maturing within 12 months can be assumed to approximate their fair value;

(b) the fair value of variable-rate financial instruments is assumed to be approximated by their carrying amounts.

In addition to the above assumptions, the following remarks could be made regarding the fair value of loans and receivables:

(a) where possible, the fair value of fixed-rate loans and mortgages are estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans;

(b) cap, floor and prepayment options are included in determining the fair value of loans and receivables;

(c) for most of the loans and receivables the credit spread remains stable over the lifetime. However, based on experience, it is noted that, in a number of portfolios, the credit spread changes over the time. For those, Dexia included the most recent credit spreads available to calculate the fair value.

1.33. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months remaining maturity included within cash and balances with central banks, interbank loans and advances, financial assets held for trading, financial assets available for sale and financial assets of the fair value portfolio.

1.34. Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Dexia and held as treasury shares.

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when the derivatives are "in the money" and their conversion to shares would decrease net earnings per share.

2. Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The ultimate parent of the Group is Dexia, incorporated in Belgium. Relations with equity-accounted companies are reported, as well as relations with the directors.

3. Segment reporting

A segment is a distinguishable component of Dexia that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are 10 per cent or more of all the segments are reported separately.

3.1. Business segments (primary segment reporting)

Dexia's reportable segments are defined using the "management approach" and are those considered by management to strategically manage Dexia and make business decisions.

Dexia is organized as follows:

- Public/Project Finance and Credit Enhancement;
- Personal Financial Services;
- Investment Management and Insurance Services;
- Treasury and Financial Markets;
- Non allocated.

The "non-allocated" part is mainly composed of:

- equities portfolio not attributable to other segments;
- exceeding share capital;
- building property, other tangible and intangible fixed assets not attributable to other business lines;
- share leasing activities in the Netherlands;
- items not attributable to other segments.

Dexia caters for two types of clients: institutions and individual customers. All distribution activities related to these two markets are covered by a specific business line (first and second business lines). Moreover, some activities are transversal by nature and common to all commercial business lines. These activities (Asset Management, Fund Services and Insurance) are grouped as a "production and service centers" function (third business line). Finally, Dexia has a treasury and financial markets sector (fourth business line), covering all trading room and associated activities, both for Group business lines and external counterparts.

Relations between business lines and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- the earnings from commercial transformation, including the management costs of this transformation and the Group equity allocated to this activity on the basis of medium and long-term outstanding;
- interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- funding cost.

Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet but excluding items such as tax assets and liabilities.

The Chief Operations & Technology Officer (COTO) manages main tangible and intangible assets. Therefore, these are allocated to "Non allocated" except when they are directly managed by a commercial or financial business line.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.2. Geographic segments (secondary segment reporting)

Although Dexia's business segments are managed on a worldwide basis, they operate in four main geographic areas as follows:

- euro zone (countries using the euro currency);
- rest of Europe (European countries which do not belong to the euro zone);
- USA;
- rest of the world.

4. Effect of changes in accounting policies due to first time adoption

4.1. Dates of first-time adoption

Dexia has decided to apply, as of January 1, 2004, all IAS, IFRS, SIC and IFRIC regulations endorsed by the European Commission until December 31, 2005. However, the following ones are applied as of January 1, 2005:

- IAS 32 and related SIC-IFRIC and amendments;
- IAS 39 and related SIC-IFRIC and amendments;
- IFRS 4.

4.2. Presentation

For presentation purposes, Dexia has decided to apply the presentation of financial assets and liabilities as described in IAS 32&39 for 2004 and 2005. However, financial assets and liabilities are valued following Dexia GAAP in 2004 and IFRS in 2005, as permitted under IFRS 1.

4.3. Analysis of IFRS 1 options

4.3.1. Business combination

Dexia has not applied IFRS 3 Business Combination retrospectively to business combinations that occurred before January 1, 2004.

4.3.2. Employee benefits

Dexia has elected to recognize all cumulative actuarial gains and losses in reserves at the date of transition.

4.3.3. Cumulative translation differences

Dexia has decided to use the following exemption: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition.

4.3.4. Share-based payment transactions

As from January 1, 2004, Dexia will apply IFRS 2 share-based payments to instruments that were granted after November 7, 2002.

5. Risk management policies and hedging activities

This section presents information about Dexia's exposure to, and its management and control of risks, in particular the primary risks associated with its use of financial instruments:

- market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets;
- credit risk is the risk of loss resulting from client or counterpart default and arises on credit exposure in all forms, including settlement risk;
- funding and liquidity risk is the risk of being unable to meet its payment when due or to be unable to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate Dexia's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations of the underlying interest, foreign exchange, equity or credit risks relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favorable or unfavorable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly.

Assumptions and techniques have been developed to provide a consistent measurement of fair value for Dexia's assets and liabilities. However, because other institutions may use different methods and assumptions, fair value disclosures cannot necessarily be compared from one financial institution to another.

This section also presents Group's regulatory capital position.

5.1. Market risk

5.1.1. Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets.

The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered to be a market risk.

Market risk is incurred in Dexia primarily through trading activities, which are centered in the Treasury and Financial Markets business line (TFM). It arises from market making, client facilitation and own positions in equities, fixed income and interest rate products and foreign exchange.

TFM assumes non-trading risk positions that arise from short-term balance sheet and capital management activities. Market risks arise, but to a much lesser extent, in other business lines primarily from the facilitation of customer business.

Group Risk Management (GRM) defines risk rules, framework and controls and acts as an independent risk control unit for market risks, credit risks and operational risks. Each Dexia main entity has its own risk unit applying operationally Group risk rules.

Market risk measures are applied to all trading activities, to foreign exchange exposures wherever they arise, and to interest rate risk in the banking books of all business lines including TFM.

The principal risk measures and controls on market risk are value at risk (VaR) and stress test. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time horizon before positions can be adjusted (holding period of 10 days), and measured to a specified level of confidence (99%), based on historical market changes. Stress test is assessed against a set of forward-looking scenarios using stress moves in market

variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers ("issuer risk").

5.1.2. Interest rate risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in 5.1.1 above. Exposure to interest rate movements is expressed for all interest rate sensitive positions, whether marked-to-market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. Interest rate sensitivity is one of the inputs to the VaR model.

Non-trading

Interest rate risk is inherent in many of Dexia's businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.

Most short term non-trading interest rate risk is captured at the point of business origination and transferred to a management unit – primarily the Treasury Trading unit of the Treasury and Financial Markets business line – where it is managed within the market risk limits described in 5.1.1. The long-term non-trading interest rate risk is managed in the assets and liabilities department (ALM).

The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units. Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through "replication" portfolios – portfolios of revolving transactions between the originating business unit and Treasury and Financial Markets business line or ALM department at market rates designed to estimate their average cash flow and repricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically.

5.1.3. Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

Dexia is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Treasury and Financial Markets business line. These trading exposures are subject to VaR, stress and concentration limits as described in 5.1.1.

Non-trading

Dexia's reporting currency is the euro but its assets, liabilities, income and expense are denominated in many currencies with significant amounts in USD. Reported profits or losses are exchanged at each closing date into euro, reducing volatility in Dexia's earnings from changes in exchange rates. Dexia also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly in USD) in accordance with the instructions of the Dexia Management Board.

5.1.4. Equity risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual shares. The Treasury and Financial Markets business line is a player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in 5.1.1 and, in the case of individual shares, to issuer risk controls as described in 5.1.5.

5.1.5. Issuer risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. These may include short-term factors influencing price but also more fundamental causes including severe financial deterioration.

As an active trader in equities and bonds, the Treasury and Financial Markets business line holds positions in tradable assets, which are not only included in VaR, but which are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

5.2. Credit risk

Credit risk represents the loss, which Dexia would suffer if a client or counterpart failed to meet its contractual obligations. It is inherent in traditional banking products – loans, lending commitments and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligations are considered as market risk. This is explained in 5.1.1 above. To ensure a consistent and unified approach, with appropriate checks and balances, all entities with material credit risk have independent credit risk control functions. They are responsible for counterpart ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions for credit loss, is ultimately exercised by credit committees at Group level.

Dexia manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparts and groups and to industries and countries. Dexia sets limits on its credit exposure to both individual counterparts and counterpart groups. Exposure is measured for banking products as the face value amount.

For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value (based on an add-on by product type and maturity), and credit limits are applied on this basis. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparts while repo/reverse repo transactions are represented by the amounts of the forward commitments. Dexia is an active user of credit derivatives to hedge credit risk in banking and traded products.

Dexia also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with

market participants. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio.

Dexia classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classified as non performing where payment of interest, principal or fees is overdue by more than 90 days or when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, Dexia uses the concept of "expected loss" for management purposes. Expected loss is a statistically based measurement intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterpart rating), current and likely future exposure to the counterpart and the likely severity of the loss should default occur.

5.3. Liquidity risk

Liquidity risk is the risk of the bank not being able to meet its current and future payment commitments or not being able to do so on time (solvency or refinancing risk).

Dexia's approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without compromising its ability to respond quickly to strategic market opportunities.

Given the size of Dexia's balance sheet, the balance between its resources and their use is carefully managed. In practice, attention is paid to two main concerns:

- the adequacy of expected new lending production (in terms of maturity and amount) with the available resources;
- the Group's liquidity needs, even in troubled times.

The first question is addressed in the annual planning process. Each year, the forecasts for the new lending production are compared with the funding capacity. The purpose is to preserve an acceptable liquidity gap profile for the Group. Besides, the Group has decided to improve its analytical accounting process, in order to reflect more accurately the funding cost of the transactions originated by the business lines, whether they require funding or bring funding. The purpose of this kind of "internal market" for liquidities is to provide the right incentive to the business line to achieve a natural match between the lending and the funding capacities.

The second question is addressed by way of various scenarios representing highly-stressed situations. These scenarios are then translated into a set of limits and ratios. They are designed so that Dexia can withstand for one year, thanks to its liquidity reserve (notably for credit spread portfolio) a total squeeze of funding and a stress on deposits while maintaining its lending activity. The liquidity position is monitored and controlled from one day up to twelve months. Hence, great care is given to the forecast of the expected liquidity needs in the main currencies as well as to the estimate of the liquidity reserve. Special attention is also paid to the off-balance-sheet liquidity commitments of the Group.

Given the importance, all the main issues regarding the liquidity of the Group are directly managed by the Group's ALM committee, which includes all the members of the Management Board.

5.4. Capital adequacy

5.4.1. Capital adequacy until December 31, 2004

The adequacy of Dexia's capital was monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision ("BIS rules/ratios"). The BIS ratios compare the amount of eligible capital (in Total and Tier 1) with the total of risk-weighted assets (RWAs). While Dexia monitors and reports its capital ratios under BIS rules, the rules established by the Belgian regulator, the CBFA (Commission bancaire, financière et des assurances – Banking, Financial and Insurance Commission), ultimately determine the capital required underpinning its business.

Dexia has complied with all regulatory capital rules for all periods reported.

BIS eligible capital

BIS eligible capital consists of two parts: Tier 1 capital which comprises share capital, share premium, retained earnings including current year profit, hybrid capital, foreign currency translation and minority interests, less intangible assets, accrued dividends, net long positions in own shares and goodwill; Tier 2 capital which includes eligible part of subordinated long-term debt, less subordinated debt from and equities in financial institutions. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below. The credit risk component consists of on- and off-balance-sheet claims, measured according to the regulatory formulae outlined below and, weighted according to the type of counterpart and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporate and private customers, are weighted at 100%, meaning that 8% capital support is required. Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.

Claims arising from derivative transactions include not only the current positive replacement value (shown in the table below under balance-sheet assets), but also an "add-on" to reflect their potential future exposure.

Capital is required to support market risk arising in all positions held for trading in interest rate instruments, foreign exchange and equities, including risks on individual equities, and traded debt obligations such as bonds. Dexia computes this risk using a value at risk model endorsed by the CBFA, from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to a "RWA equivalent" so that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

5.4.2. Capital adequacy as from January 1, 2005

Dexia is considered as a conglomerate for capital adequacy reporting purpose and its requirement is therefore based on the directive on conglomerates endorsed by the CBFA as from January 1, 2005. Insurance companies are therefore fully-consolidated and no longer accounted for by the equity method for capital adequacy purposes.

As from January 1, 2005, Dexia will publish its financial statements under IFRSs as adopted by the EU. The CBFA has asked to calculate the conglomerate adequacy based on IFRS amounts, with the main following adjustments applicable for Dexia:

- AFS reserves on bonds and cash flow hedge reserves are not part of equity;
- AFS reserves on shares are added to Tier 2 equity if positive, with a haircut, or deducted from Tier 1 equity if negative;
- some IFRS adjustments on subordinated debts, minority interests and debts must be reversed to reflect the characteristics of absorption of loss of those instruments;
- other elements (SPV, deferred taxes, etc.) are also adjusted based on CBFA requirements;
- additional equity and risks of insurance activities are added to those of banking activities.

For publishing reporting purpose, Dexia has decided to continue to give a CAD ratio in line with previous reporting and will calculate a CAD ratio with the insurance companies accounted for by the equity method until the Basel II rules becomes applicable.

2

Significant changes in scope of consolidation and list of subsidiaries and associates

2.1. Significant changes in scope of consolidation compared with 2004

A. Companies consolidated for the first time or no longer consolidated in 2005

Companies fully consolidated for the first time in 2005:

CBX IA 1 SARL
CBX IA 2 SARL
Dexia Credito Local Mexico SA de CV
Dexia Investor Services Bank France SA
Dexia Kommunalkredit Czech Republic
Dexia Mexico Servicios SA de CV
Eurco Finance Unltd (Ireland)
FSA Services (Americas) Pty Ltd
Funds Management Services Hoche SA

Companies no longer fully consolidated in 2005:
Artesia Bail
Deelnemingsmaatschappij Halley
Dexia Mahé Vendôme SA
Dexia Partenaire France
DH Constructif Beheer BV
DVV Investments BV
Eural Banque d'épargne SA
IMMO 26 SA
Legio Call Center Services BV
LUFA
SCI Quai de New York

Companies proportionally consolidated for the first time in 2005:
Fintelect SA

Companies no longer proportionally consolidated in 2005:
Nil

Companies accounted for by the equity method for the first time in 2005:
Nil

Companies no longer accounted for by the equity method in 2005:
Cards Management Company
Grand Canal Brokerage Investments Unltd
Select Portfolio Servicing Inc.

B. Main changes in the Group's interest percentage

	From	To
AusBIL	68	63

C. Changes in corporate names

DS Info SA (ex Sofca Investissements SA)

2.2. Subsidiaries and affiliated enterprises

2.2.A. Fully-consolidated subsidiaries

Name	Head Office	% of capital held	Business code
Adinfo SA	Boulevard Pachéco 44 B-1000 Bruxelles	51	34
Alex Finanz SA PLC	Fernando el Santo 20 E-28010 Madrid	100	41
Alfimava BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	20
Artesia Administratiekantoor BV	Spuistraat 172 NL-1012 VT Amsterdam	100	18
Artesia Bedrijfsfinanciering BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
Artesia Beleggingsmaatschappij BV	Herengracht 541 NL-1017 BW Amsterdam	100	49
Artesia International Finance NV	Castorweg 22-24 Curaçao – Nederlandse Antillen	100	49
Artesia Italia SRL	Studio Tributario Societario Via dei Giardini 7 I-20121 Milano	100	21
Artesia Mortgage Capital Corporation	1180 NW Maple Street # 202 Issaquah, WA 98027 – USA	100	21

Name	Head Office	% of capital held	Business code
Artesia Mortgage CMBS Inc.	1013 Centre Road Wilmington, New Castle, 19801 Delaware – USA	100	21
Artesia Multi Purpose I BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	35
Artesia Multi Purpose II BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	35
Artesia Properties Inc.	1209 Orange Street Wilmington, New Castle, 19801 Delaware – USA	100	21
Artesialux Finance SA	10a, boulevard Royal L-2449 Luxembourg	100	49
Artesimmo I NV	Boulevard Pachéco 44 B-1000 Bruxelles	100	31
Assurance Asset Management Cy AAMC NV	Sudermanstraat 5 B-2000 Antwerpen	100	31
Audit en Ingénierie Sociale Consulting SA	3, avenue Claude Guillemin Site du BRGM F-45100 Orléans	100	30
AusBIL Dexia Limited	Veritas House, level 23 207 Kent Street Sydney NSW 2000 – Australia	63	10
BACOB Finance Luxembourg SA	2, rue Nicolas Bové L-1253 Luxembourg	100	7
Bancoval SA	Fernando el Santo 20 E-28010 Madrid	50.86	1
Bancoval Activos SA	Fernando el Santo 20 E-28010 Madrid	100	14
Banque Artesia Nederland NV	Herengracht 539-543 NL-1017 BW Amsterdam	100	1
Belstar Assurances SA	Avenue Livingstone 6 B-1000 Bruxelles	100	28
Bewaarbedrijf Artesia Nederland NV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
BIL Invest NV	Pietermaai 15, PO Box 564 Curaçao – Nederlandse Antillen	100	10
BIL Lease SA	14-16, avenue Pasteur L-2310 Luxembourg	100	5
BIL Part Investments NV	Pietermaai 15, PO Box 564 Curaçao – Nederlandse Antillen	100	7
BIL RE SA	69, route d'Esch L-2953 Luxembourg	100	27
Brussels Business Center SA	Avenue Livingstone 6 B-1000 Bruxelles	100	31
CBX IA 1	7 à 11, quai André Citroën F-75015 Paris	100	10
CBX IA 2	7 à 11, quai André Citroën F-75015 Paris	100	34
Canadian Global Funding	PO Box 1984 GT Elizabethan Square Grand Cayman – British West Indies	0	49
CEB Fin – DKB Fin SA	Rue des Clarisses 38 B-4000 Liège	100	9
CEVI NV	Bisdomplein 3 B-9000 Gent	100	34
CIGER SA	Rue de Néverlée 12 Parc Industriel de Rhisnes B-5020 Namur	100	34
CLFG Corp.	350 Park Avenue New York, NY 10022 – USA	100	47

Name	Head Office	% of capital held	Business code
CLF Patrimoniale	7 à 11, quai André Citroën F-75015 Paris	100	31
Copharma Industries United	International Financial Services Centre 6 George's Dock IRL-Dublin 1	26.67	21
Cordius Advisory SA	Boulevard Pachéco 44 B-1000 Bruxelles	100	14
Corona SA	Avenue de la métrologie 2 B-1130 Bruxelles	100	28
Crediop Overseas Bank Ltd	PO Box 707 – West Bay Road Grand Cayman – British West Indies	100	1
Day Nominees Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	100	10
DCL Asia Pacific Sydney	Veritas House, level 23 207 Kent Street Sydney NSW 2000 – Australia	100	1
Dexia Asset Management Alternative Dublin Ltd	Fitzwilton Place IRL-Dublin 2	100	14
Dexia Asset Management Belgium SA	Rue Royale 180 B-1000 Bruxelles	100	19
Dexia Asset Management France SA	Washington Plaza 40, rue de Washington F-75008 Paris Cedex 08	100	19
Dexia Asset Management Luxembourg SA	283, route d'Arlon L-1150 Luxembourg	100	19
Dexia Asset Management PTY Ltd	Veritas House, level 23 207 Kent Street Sydney NSW 2000 – Australia	100	19
Dexia Asset Management SGO	40, rue de Washington F-75008 Paris	100	19
Dexia Australia PTY Ltd	Level 23, Veritas House 207 Kent Street Sydney NSW 2000 – Australia	100	47
Dexia Auto Lease SA	Avenue Livingstone 6 B-1000 Bruxelles	100	5
Dexia Bail	7 à 11, quai André Citroën F-75015 Paris	100	5
Dexia Bank Denmark A/S	Gronningen 17 DK-1270 Copenhagen	100	1
Dexia Bank Nederland NV	Piet Heinkade 55 Postbus 808 NL-1019 GM Amsterdam	100	1
Dexia banka Slovensko	Hodzova ul. 11 010 11 Zilina – Slovakia	78.98	1
Dexia Bank Belgium SA	Boulevard Pachéco 44 B-1000 Bruxelles	100	1
Dexia Banque Internationale à Luxembourg SA	69, route d'Esch L-2953 Luxembourg	99.93	1
Dexia Banque Privée France SA	37, rue d'Anjou F-75008 Paris Cedex 08	100	1
Dexia BIL Asia Singapore Ltd	Raffles Place 9 HEX 22-01 Republic Plaza 048619 Singapore	100	50
Dexia BIL Holding (Hong Kong) Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	80	10
Dexia BIL Nominees Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	100	1
Dexia Capital Ireland Ltd	6 George's Dock IRL-IFSC Dublin 1	100	49

Name	Head Office	% of capital held	Business code
Dexia Certificaten Nederland NV	Beethovenstraat 300 NL-1077 WZ Amsterdam	100	21
Dexia CLF Banque SA	7 à 11, quai André Citroën F-75015 Paris	80	1
Dexia CLF Immo SA	1, rue Foucault F-75116 Paris	100	10
Dexia CLF Regions Bail SA	7 à 11, quai André Citroën F-75015 Paris	100	5
Dexia Corporate Services Hong Kong Ltd	51/F, Central Plaza 18 Harbour Road Wanchai, Hong Kong	100	1
Dexia Crediop S.p.a.	Via Venti Settembre 30 I-00187 Roma	70	1
Dexia Crediop per la Cartolarizzazione	Via Venti Settembre 30 I-00187 Roma	100	49
Dexia Crédit Local SA	7 à 11, quai André Citroën F-75015 Paris	100	1
Dexia Credito Local Mexico SA de CV	Torre Hemicor Insurgentes Sur 826 Piso 10 Ala Sur CP 03100 Colonia de Valle Delegación Benito Juarez Mexico D.F.	100	1
Dexia Crédits Logement	Boulevard Pachéco 44 B-1000 Bruxelles	100	6
Dexia Delaware LLC	East North Street 15 Delaware 1991 19901 Dover – USA	100	49
Dexia Employee Benefits SA	Avenue Livingstone 6 B -1000 Bruxelles	100	20
Dexia Épargne Pension SA	7 à 11, quai André Citroën F-75015 Paris	100	25
Dexia Equities Espagna SA	Fernando el Santo 15 E-28010 Madrid	100	11
Dexia Factors SA	Avenue Livingstone 6 B-1000 Bruxelles	100	15
Dexia Finance SA	7 à 11, quai André Citroën F-75015 Paris	100	20
Dexia Financial Products Inc.	1209 Orange Street Wilmington, New Castle 19801 Delaware – USA	100	21
Dexia Financial Services Ireland Unltd	6 George's Dock IRL-IFSC Dublin 1	100	13
Dexia Financière SA	Boulevard Pachéco 44 B -1000 Bruxelles	100	10
Dexia Flobail SA	7 à 11, quai André Citroën F-75015 Paris	100	5
Dexia Fund Services Belgium SA	Rue Royale 180 B-1000 Bruxelles	100	11
Dexia Fund Services Cayman Ltd	Coconut Villa # 2 Jennifer's Drive, PO Box 10211 APO Grand Cayman	100	13
Dexia Fund Services Dublin Ltd	Georges Quai House 43 Townsend Street IRL-Dublin 2	100	13
Dexia Fund Services France SA	39, rue d'Anjou F-75008 Paris	100	19
Dexia Fund Services Italia S.p.a.	Via Mesina 38 I-20154 Milano	100	47
Dexia Fund Services Singapore PTE Ltd	Raffles Place 42-01 9 Republic Plaza 048619 Singapore	100	36

Name	Head Office	% of capital held	Business code
Dexia Funding Netherlands NV	Atrium 7th floor Strawinskylaan 3105 NL-1077 ZX Amsterdam	100	49
Dexia Habitat SA	7 à 11, quai André Citroën F-75015 Paris	100	10
Dexia Holding Inc.	350 Park Avenue New York, NY 10022 – USA	100	10
Dexia Hypothekenbank Berlin AG	Charlottenstrasse 82 D-10969 Berlin	100	1
Dexia Immo Lux Conseil SA	69, route d'Esch L-2953 Luxembourg	51	14
Dexia Insurance Belgium SA	Avenue Livingstone 6 B-1000 Bruxelles	99,63	28
Dexia Insurance & Pensions Services SA	2, rue Nicolas Bové L-1253 Luxembourg	100	25
Dexia Investments Ireland SA	6 George's Dock IRL-IFSC Dublin 1	100	49
Dexia Investor Services Bank France SA	37, rue d'Anjou F-75008 Paris	100	1
Dexia Kommunalkredit Bank AG	Türkenstrasse 9 A-1092 Wien	50.84	7
Dexia Kommunalkredit Czech Republic	Krakovska 1366/25 CZ-11000 Praha	100	21
Dexia Lease Belgium SA	Boulevard Pachéco 44 B-1000 Bruxelles	100	5
Dexia Lease Services SA	Avenue Livingstone 6 B-1000 Bruxelles	100	5
Dexia Life & Pensions SA	2, rue Nicolas Bové L-1253 Luxembourg	100	19
Dexia Location Longue Durée [1]	7 à 11, quai André Citroën F-75015 Paris	49	5
Dexia Management Services Ltd	Shackleton House, 2nd Floor 4 Battle Bridge Lane UK-London SE1 2RB	100	36
Dexia Mexico Servicios SA de CV	Torre Hemicor Insurgentes Sur 826 Piso 10 Ala Sur CP 03100 Colonia de Valle Delegación Benito Juarez Mexico D.F.	100	41
Dexia Municipal Agency SA	7 à 11, quai André Citroën F-75015 Paris	100	1
Dexia Nederland Holding NV	Beethovenstraat 300 NL-Amsterdam	100	10
Dexia Nominees Hong Kong Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	100	1
Dexia Overseas Ltd	2, Jennifer's Drive Grand Cayman – British West Indies	100	21
Dexia Participation Luxembourg SA	69, route d'Esch L-2953 Luxembourg	100	10
Dexia Prévoyance France SA	3, avenue Claude Guillemin Site BRGM F-45100 Orléans	67	30
Dexia Privatbank Schweiz AG	Beethovenstrasse 48 CH-8039 Zürich	100	1
Dexia Private Bank Jersey Ltd	Victoria Chambers 12 PO Box 12 Church Street St Helier JE 49NE Jersey – Channel Islands	100	1
Dexia Re SA	2, rue Nicolas Bové L-1253 Luxembourg	100	27

(1) Specific shareholders agreement.

Name	Head Office	% of capital held	Business code
Dexia Sabadell Banco Local	Paseo de las 12 Estrellas 4 Campo de las Naciones E-28042 Madrid	60	1
Dexia Securities Belgium SA	Boulevard du Roi Albert II 30 boîte 55 B-1000 Bruxelles	100	11
Dexia Securities France SA	112, avenue Kléber F-75116 Paris	100	11
Dexia Securities France Holding SA	112, avenue Kléber F-75116 Paris	100	10
Dexia Securities Services NV	Beethovenstraat 300 NL-1077 WZ Amsterdam	100	1
Dexia Securities Services Custody NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	19
Dexia Société de Crédit SA	Rue des Clarisses 38 B-4000 Liège	100	6
Dexia Sofaxis	F-18020 Bourges Cedex	100	47
Dexia Trust Services Hong Kong Ltd	51/F Central Plaza 18 Harbour Road Wanchai – Hong Kong	100	1
Dexia Trust Services Singapore Ltd	Raffles Place 42-01 9 HEX22-01 Republic Plaza 048619 Singapore	100	21
Deximmo SA	Boulevard du Roi Albert II 30 boîte 55 B-1000 Bruxelles	100	31
DS Formation France SARL	F-18020 Bourges Cedex	100	47
DS Info SA (ex Sofca Investissements SA)	F-18020 Bourges Cedex	100	47
DS Services France	F-18020 Bourges Cedex	100	47
DVV Finance SA	2, rue Nicolas Bové L-1253 Luxembourg	100	7
Echo Dublin Unlimited	International Financial Services Centre 6 George's Dock IRL-Dublin 1	14.24	21
Ely Fund Managers Holding Ltd	Audrey House Ely Place UK-London EC1N 6SW	100	19
Ely Fund Managers Ltd	Audrey House Ely Place UK-London EC1N 6SW	100	19
Ely Fund Managers (EBT) Ltd	Audrey House Ely Place UK-London EC1N 6SW	100	47
Enterprise Co.	Queensgate House Grand Cayman – British West Indies	29	49
Eurco Finance Unlimited (Ireland)	International Financial Services Centre 6 George's Dock IRL-Dublin 1	100	28
Eurco Ireland Ltd	International Financial Services Centre 6 George's Dock IRL-Dublin 1	100	28
Eurcolux SA	2, rue Nicolas Bové L-1253 Luxembourg	100	28
Eurco Re Ltd	International Financial Services Centre 6 George's Dock IRL-Dublin 1	99.94	28
Eurco Rück AG	Neugasse 6 CH-8005 Zürich	99.99	28
Eurco SA	2, rue Nicolas Bové L-1253 Luxembourg	100	28
Experta AG	Steinengraben, 22 CH-4003 Basel	100	19
Experta Corporate and Trust Services SA	180, rue des Aubépines L-1145 Luxembourg	100	10

Name	Head Office	% of capital held	Business code
Experta Immobilien AG	Steinengraben 23 CH-4200 Basel	100	16
Experta Management SA	69, route d'Esch L-2953 Luxembourg	100	19
Experta Trust Company (Bahamas) Ltd	Shirley Street CIBC–Building Nassau Bahamas	100	21
Experta Trust Services Jersey Ltd	Commercial House 330 Commercial Street St Helier JE4 8YL Jersey – Channel Islands	100	47
Exploitatie Maatschappij Hereg BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	31
Fidexis SA	Rue de la Charité 15 B-1210 Bruxelles	51	48
Fiduciaire Artesia SA	Boulevard du Roi Albert II 30 boîte 55 B-1000 Bruxelles	100	23
Financial Security Assurance Holding Ltd	350 Park Avenue New York, NY 10022 – USA	98.1	10
Financial Security Assurance Inc.	350 Park Avenue New York, NY 10022 – USA	100	28
Financial Security Assurance International Ltd	3 Bermudiana Road PO Box HM 1272 Hamilton – Bermuda	100	28
Financial Security Assurance Ltd	167 Macquarie Street Sydney – Australia	100	47
Financial Security Assurance UK Ltd	1 Angel Court UK-London	100	28
First European Transfer Agent SA	5, rue Thomas Edison L-1445 Strassen	100	13
Floral SA	7 à 11, quai André Citroën F-75015 Paris	100	49
FSA Asset Management LLC	350 Park Avenue New York, NY 10022 – USA	100	19
FSA Administrative Services LLC	350 Park Avenue 11356 New York – USA	100	10
FSA Capital Management Services LLC	350 Park Avenue New York, NY 10022 – USA	100	19
FSA Capital Markets Services LLC	350 Park Avenue New York, NY 10022 – USA	100	19
FSA Capital Markets Services Ltd	PO Box 309 GT, Ugland House South Church Street, George Town Grand Cayman – British West Indies	100	19
FSA Credit Protection Ltd	350 Park Avenue New York, NY 10022 – USA	100	49
FSA Global Funding Ltd (Cayman)	PO Box 1093 GT Compass Center 2nd Floor Crewe Road Grand Cayman – British West Indies	29	10
FSA Insurance Company	350 Park Avenue New York, NY 10022 – USA	100	28
FSA International Credit Protection Ltd	PO Box 309 GT, Ugland House South Church Street, George Town Grand Cayman – British West Indies	100	28
FSA Portfolio Management Inc.	350 Park Avenue New York, NY 10022 – USA	100	10
FSA Services (Americas) Pty Ltd	31 West 52nd Street New York, NY 10019 – USA	100	47
FSA Services (Australia) Pty Ltd	Veritas House, Level 23 207 Kent Street Sydney NSW 2000 – Australia	100	47

Name	Head Office	% of capital held	Business code
FSA Services (Japan) Inc.	Tokyo Ginko Kyokai Building 17th Floor 3-1, Marunouchi 1-chome, Chiyoda-ku Tokyo 100-0005 Japan	100	47
Funds Management Services Hoche SA	3, avenue Hoche F-75008 Paris	100	19
Fynergie SA	Boulevard Pachéco 44 B-1000 Bruxelles	100	32
I.B. Finance SA	69, route d'Esch L-2953 Luxembourg	100	10
I Broker Europe SARL	12, rue Léon Thyes L-2636 Luxembourg	100	34
I-J Oever I BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	31
Immobiliengesellschaft Gartenstrasse AG	Bahnhofstrasse 23 CH-6301 Zug	100	32
Immorente SA	Boulevard du Roi Albert II 30 boîte 55 B-1000 Bruxelles	100	31
Independent Investment Management Ltd	Audrey House Ely Place UK-London EC1N 6SW	100	19
L.A.B.N. NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.N. II NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.P.S. NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.S. NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.S. II NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.S. III NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
Labouchere Beheer BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	19
Labouchere Liquiditeitenfonds NV	Keizersgracht 617 NL-1000 AV Amsterdam	99.99	13
Livingstone Building NV	Sudermanstraat 5 B-2000 Antwerpen	100	31
Logins NV	Generaal De Wittelaan 17 B-2800 Mechelen	100	34
Mandataria Treuhand AG	Bahnhofstrasse 23 PO 858 CH-6301 Zug	100	23
Nederlandse Standaard Bank I.J.	Keizersgracht 617 NL-1000 AV Amsterdam	100	21
Otzar Hashilton Hamekomi	3, Heftman Street Tel Aviv 64737 – Israël	65.31	1
Parfibank SA	Boulevard du Régent 40 B-1000 Bruxelles	100	1
Parfipar SA	10a, boulevard Royal L-2449 Luxembourg	100	21
Particuliere Begeleiding en Advisering PBA BV	Oranje Nassaulaan 37 NL-1075 AK Amsterdam	100	6
Pembroke Asset Management Ltd	Audrey House Ely Place UK-London EC1N 6SW	100	19
Pembroke Asset Management Nominees Ltd	Audrey House Ely Place UK-London EC1N 6SW	100	21
Premier International Funding	Queensgate House Grand Cayman – British West Indies	0	10

Name	Head Office	% of capital held	Business code
R2Co.	Queensgate House Grand Cayman – British West Indies	29	49
Realex SA	Rue de la Loi 99-101 B-1000 Bruxelles	100	31
Securifund NV	22-24 Castorweg Curaçao – Nederlandse Antillen	100	21
SISL SA	69, route d'Esch L-2953 Luxembourg	100	10
SNC Sofcah	F-18020 Bourges Cedex	100	30
SNC Sofcap	F-18020 Bourges Cedex	100	30
SNC Sofim	F-18020 Bourges Cedex	100	47
Socimbal SA	Steinengraben 22 CH-4200 Basel	100	10
Sogeval SA	Boulevard Pachéco 44 B-1000 Bruxelles	100	14
Soprex AG	Steinengraben 22 CH-4200 Basel	100	10
Transaction Services Corporation	350 Park Avenue NY 10022 New York – USA	100	47
Van De Walle Verzekeringen NV	Kortrijksesteenweg 203 B-9830 Sint-Martens-Latem	100	30
VDL – Interass NV	Poelstraat 153 B-9800 Deinze	100	30
WGH SA	Avenue de l'Expansion 7 B-4432 Ans (Alleur)	100	34
Windwiek BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	35
Other subsidiaries	Three subsidiaries of less importance for consolidation purposes, and which when mentioned by name could mean a major commercial disadvantage		

2.2.B. Non-consolidated subsidiaries

Name	Head Office	% of capital held	Reason for exclusion	Business code
Alazee Corp.	De Castro Street 24 – Wickham Cay 1 Tortola – British Virgin Islands	100	below materiality	19
Astris Finance	1730 K. Street, N.W., Suite 900 Washington DC, 20006-3845 – USA	55	below materiality	20
Atrium 1	Rue des colonies 40 B-1000 Bruxelles	100	below materiality	47
Atrium 2	Rue des colonies 40 B-1000 Bruxelles	100	below materiality	47
Audit-Trust SA	283, route d'Arlon L-1150 Luxembourg	100	below materiality	47
BIL Trust Guernsey Ltd	Canada Court 14 Upland Road GY1 4LE St Peter Port Guernsey – Channel Islands	100	below materiality	21
Boonefaes Verzekeringen NV	Sint-Walburgepark 1 B-8360 Veurne	100	below materiality	30
Bureau Laveaux & Martin SPRL	42, rue Lucien Burnotte B-6840 Neufchâteau	100	below materiality	30
CLF Badger SA	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	10
CLF Marne La Vallée SA	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	10
Compagnie pour le Foncier et l'Habitat	1, rue Foucault F-75116 Paris	100	below materiality	31

Name	Head Office	% of capital held	Reason for exclusion	Business code
Deschuytter Verzekeringen NV	Hondstraat 34 B-8970 Poperinge	100	below materiality	30
Dexia Assuréco	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	22
Dexia CLF Avenir	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	20
Dexia CLF Développement	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	20
Dexia CLF Energia	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	20
Dexia CLF Energy	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	20
Dexia CLF Organisation	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	20
Dexia Editions SARL	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	45
Dexia Global and Structured Finance LLC	445 Park Avenue New York NY 10022 – USA	75	below materiality	20
Dexia Kommunalkredit Bank Polska SA	Ul. Sienna 39 PL-00-121 Warsaw	50.84	below materiality	1
Dexia Kommunalkredit Bulgaria EOOD	19 Karnigradska Sofia 1000 – Bulgaria	100	below materiality	1
Dexia Kommunalkredit Polska Sp.z.o.o	Ul. Sienna 39 PL-00-121 Warsaw	100	below materiality	49
Dexia Kommunalkredit Romania SRL	42 Dorobantilorstreet, 1st district 010573 Bucaresti, Romania	100	below materiality	1
Dexia Nominees Jersey Ltd	Church Street 2-6 1427 St Helier JE4 2YN Jersey – Channel Islands	100	below materiality	21
Dexia Nominees Singapore PTE Ltd	Raffles Place 42-01 9 Hexx22 – 01 Republic Plaza 048619 Singapore	100	below materiality	21
Dexia Nominees (UK) Ltd	4, Battle Bridge Lane Shackleton House, Hay's Galleria UK-London SE1 2GZ	100	below materiality	21
Dexia Rekord AG	Grafenberger Allee 277-287 D-40237 Düsseldorf	100	is being liquidated	30
Dexint Développement	76, rue de la Victoire F-75009 Paris	100	below materiality	20
Europrojet Développement SA	7 à 11, quai André Citroën F-75015 Paris	100	below materiality	20
Experta Secretaries Jersey Ltd	Church Street 2-6 300 St Helier JE4 8YL Jersey – Channel Islands	100	below materiality	21
Experta Services Jersey Ltd	Church Street 2-6 300 St Helier JE4 8YL Jersey – Channel Islands	100	below materiality	41
Experta Trustees Jersey Ltd	Church Street 2-6 300 St Helier JE4 8YL Jersey – Channel Islands	100	below materiality	23
FCP Multimanagement SA	69, route d'Esch L-2953 Luxembourg	100	below materiality	14
Finance Television BV	Hoogte Kadijk, F25 143 NL-1018 BH Amsterdam	75.50	below materiality	21
Global Bond Management SA	69, route d'Esch L-2953 Luxembourg	90	below materiality	14
Guide Pratique de la Décentralisation	6, rue Barbès F-92300 Levallois-Perret	99.95	below materiality	47

Name	Head Office	% of capital held	Reason for exclusion	Business code
Investor Companion BV	Piet Heinkade 55 NL-2019 GM Amsterdam	100	below materiality	47
Koffour (LUX) SA	180, rue des Aubépines L-1145 Luxembourg	100	below materiality	7
Koffour (BVI) SA	De Castro Street 24 Wickham Cay 1 Tortola – British Virgin Islands	100	below materiality	10
Lannage SA	283, route d'Arlon L-1150 Luxembourg	100	below materiality	47
Lirepa SA	69, route d'Esch L-2953 Luxembourg	100	below materiality	10
Lothbury Nominees Ltd	Battle Bridge Lane Shackleton House UK-London SE1 2GZ	100	below materiality	35
Luxembourg Global Asset Management SA	69, route d'Esch L-2953 Luxembourg	100	below materiality	19
Luxemburger Kapitalanlagegesellschaft SA	69, route d'Esch L-1470 Luxembourg	100	below materiality	14
Marais Investissements SARL	15, rue des Pyramides F-75001 Paris	99.80	below materiality	21
MBS	Pontbeek 63 B-1731 Asse	100	below materiality	47
Monko Property Ltd	Fitzwilton House Wilton Place IRL-2 Dublin	100	below materiality	32
Rekord Management & Consulting AG	Weissbadstrasse 14 CH-9050 Appenzell	99.98	is being liquidated	28
Rekord Finanzdienstleistung AG	Grafenberger Allee 277-287 D-40237 Düsseldorf	100	is being liquidated	30
Service Communal de Belgique SC	Rue d'Arlon 53 boîte 13 B-1040 Bruxelles	81.80	disproportional costs	47
SISL UKCO Limited	One Skill Street UK-London EC2Y 8HQ	99.99	below materiality	10
US Fixed Income Fund Management Company SA	69, route d'Esch L-1470 Luxembourg	100	below materiality	14
Valon SA	283, route d'Arlon L-1150 Luxembourg	100	below materiality	47
Other subsidiaries	Two subsidiaries of less importance for consolidation purposes, and which when mentioned by name could mean a major commercial disadvantage			

2.2.C. Joint subsidiaries consolidated by the proportional method

Name	Head Office	% of capital held	Business code
Arlinvest NV	Hamiltonpark 24-26 B-8000 Brugge	49	19
Finimmo NV	Pacificatiestraat 39 B-2000 Antwerpen	50	16
Fintelect SA	Ortega y Gasset 26 E-28006 Madrid	50	20
Himba NV	Hamiltonpark 24-26 B-8000 Brugge	99	31
Lex 2000 SA	Boulevard du Roi Albert II 30 boîte 2 B-1000 Bruxelles	50	31
Sepia SCRL	Avenue Livingstone 6 B-1000 Bruxelles	50	25
S.F. Management SA	Boulevard Marnix 24 B-1000 Bruxelles	48.31	14
Société Espace Léopold SA	Rue Godecharle 15-17 B-1050 Bruxelles	50	31

2.2.D. Non-consolidated joint subsidiaries

Name	Head Office	% of capital held	Reason for exclusion	Business code
Inforum GIE	Rue d'Arlon 53 B-1040 Bruxelles	50	below materiality	41
Rainbow ICT-Services GIE	Rue Royale 192 B-1000 Bruxelles	50	disproportional costs	34

2.2.E. Affiliated companies accounted for by the equity method

This list does not include the participations in the Dexia Bank Belgium branches. The complete list can be received on demand.

Name	Head Office	% of capital held	Business code
Auxipar SA	Avenue Livingstone 6 B-1000 Bruxelles	39.69	10
Aviabel SA	Avenue Brugmann 10 B-1060 Bruxelles	20	25
Bank Card Company SA	Boulevard du Roi Albert II 9 B-1210 Bruxelles	20.02	48
Banksys SA	Chaussée de Haecht 1442 B-1130 Bruxelles	22.40	48
Bogey SA	Chaussée d'Alsemberg 1021 B-1420 Braine-l'Alleud	49	31
Conception et Coordination Léopold SA	Rue Godecharle 15-17 B-1050 Bruxelles	38.75	31
Crédit du Nord SA	59, boulevard Haussmann F-75008 Paris	20	1
Financière Centuria SAS	37, rue d'Anjou F-75008 Paris	34	19
Immo Projets SA	Rue Sainte-Marie 5 B-4000 Liège	20.33	31
Isabel SA	Boulevard de l'Impératrice 13-15 B-1000 Bruxelles	24	39
Justinvest Antwerpen NV	Heistraat 129 B-2610 Antwerpen	33.33	32
Kommunalkredit Austria AG (Group)	Türkenstrasse 9 A-1092 Wien	49	1
Kommunalkredit Dexia Asset Management AG	Türkenstrasse 9 A-1092 Wien	49	19
Popular Banca Privada (Group) SA	95, Edificio Torre Europa Paseo de la Castellana E-28046 Madrid	40	1
Promotion Léopold SA	Rue Godecharle 15-17 B-1050 Bruxelles	38	31
Rabot Invest NV	Heistraat 129 B-2610 Antwerpen	25	46
RAC Investment Corp. NV	Van Eycklei 1 B-2018 Antwerpen	25	31
SLF Finances SA	Rue Sainte-Marie 5 B-4000 Liège	27.99	43
SLF Immo SA	Rue Sainte-Marie 5 B-4000 Liège	20.49	31
SLF Participations SA	Rue Sainte-Marie 5 B-4000 Liège	20.57	19
XL Financial Assurance [1]	Cumberland House 1 Victoria Street Hamilton – Bermuda	12.9	28

(1) There is a specific agreement relating to this company in which FSA has a significant influence.

2.2.F. Affiliated companies not accounted for by the equity method

Name	Head Office	% of capital held	Reason for exclusion	Business code
Achatpublic.com SA	107, avenue Parmentier F-75011 Paris	22.13	below materiality	47
Bedrijvencentrum Regio Mechelen NV	De regenboog 11 B-2800 Mechelen	24.33	below materiality	41
Belgian Olympic Travel SA	Avenue de Bouchout 9 B-1020 Bruxelles	20	below materiality	47
Compagnie Financière BIL SA & Cie Secs	69, route d'Esch L-2953 Luxembourg	100	below materiality	39
Créatis SA	34, rue Nicolas Leblanc BP 2013 F-59000 Lille	25	below materiality	1
Cypress Point	Queensgate House Salt Lake City	23	below materiality	17
Dexia Fondelec Energy Efficiency	Office of Walhers Walker House, Mary Street PO Box 265 GT - George Town Grand Cayman – British West Indies	28.20	below materiality	13
Europay Luxembourg SC	10, rue d'Activité L-5365 Munsbach	28.10	below materiality	48
Flanders Expo NV	Maaltekouter 1 B-9051 Gent	42.11	below materiality	47
Fonds Innovation Plus Nord-Pas-de-Calais	7 à 11, quai André Citroën F-75015 Paris	37.50	below materiality	41
Immo-Croissance Conseils SA	69, route d'Esch L-2953 Luxembourg	33.33	below materiality	14
Independent Minds Ltd	Audrey House, Ely Place UK-London EC1N 6SW	27.20	below materiality	19
Istituto per il Credito Sportivo	Via Giovanbattista Vico, 5 I-00192 Roma	21.62	below materiality	1
Le Monde Investisseurs	21 bis, rue Claude Bernard F-75005 Paris	35.75	below materiality	10
Luxesite SA	13, rue R. Stumper L-2557 Luxembourg	24.79	below materiality	41
Macquarie European Infrastructure Fund	5, rue Guillaume Kroll L-1182 Luxembourg	40.64	below materiality	13
Néracaise de Participations SA	1, boulevard Haussmann F-75009 Paris	34	below materiality	19
Société de la Bourse de Luxembourg SA	11, avenue de la Porte-Neuve L-2227 Luxembourg	20.99	below materiality	11
Société Wallonne de Financement Complémentaire des Infrastructures	Rue du Canal de l'Ourthe 9 boîte 3 B-4031 Angleur	32	below materiality	16
Sofibru SA	Rue de Stassart 32 B-1050 Bruxelles	20	below materiality	16
Sogama Crédit Associatif	75, rue Saint-Lazare F-75009 Paris	16.50	below materiality	22
SOHR SPRL	Stationstraat 172 B-1640 Rhode-Saint-Genèse	25.73	below materiality	30
SNC du chapitre	37, rue Notre Dame des sept douleurs F-84000 Avignon	50	below materiality	41
SPS – Sistema Permanente di Servizi	Via Livorno, 36 I-00162 Roma	20.40	below materiality	46

Name	Head Office	% of capital held	Reason for exclusion	Business code
Syneco Agence Conseil ASBL	Rue E. Dinot 34 B-5590 Ciney	20	below materiality	47
Truswell Securities Investment Trust Co. Ltd	72 sec Nanking E road 10F 104 Taipei Taiwan – China	20	below materiality	19
Zakenkantoor Vandepitte – Leplae NV	Astridlaan 37 B-8310 Assebroek	26	below materiality	30

Business code

1. Bank, credit institution
2. Private savings bank
3. Government credit institution
4. Banking agency
5. Leasing
6. Home loans
7. Development capital
8. Consumer credits
9. Other lending activities
10. Investment company
11. Stock broking
12. Variable capital investment company
13. Mutual funds
14. Fund manager
15. Factoring
16. Infrastructure and construction financing
17. Other specific financing
18. Financial market administration
19. Asset and portfolio management, financial advisory services
20. Financial engineering, consultancy, financial research
21. Other professional services in financial sector
22. Guarantee company
23. Trust company
24. Foreign currency exchange
25. Life insurance
26. Nonlife insurance
27. Captive reinsurance
28. General insurance
29. Financial product agency and broking
30. Insurance agency and broking
31. Real estate (proprietary portfolio)
32. Real estate agency (third party)
33. Health and welfare
34. Computer business
35. Banking associations
36. Other associations
37. Sewage, road cleaning and maintenance and waste management
38. Recreation
39. Telecommunications
40. Transportation
41. Other services
42. Energy
43. Economic development
44. Water
45. Book publishing and multimedia
46. Research and development
47. Other service activities
48. Production, management, distribution of computerized payment media
49. Financing
50. Merchant banking

3

Business and geographic reporting

Business reporting

(in millions of EUR)	Public/Project Finance and Credit Enhancement	Personal Financial Services	Investment Management and Insurance Services	Treasury and Financial Markets	Non allocated/ Central Assets	Dexia
As of December 31, 2004						
Income	2,121	2,172	639	491	200	**5,623**
of which net income from associates	*15*	*33*	*0*	*0*	*17*	***65***
Net income before tax	1,405	552	256	334	(227)	**2,320**
Assets						
Subtotal assets [1]	193,505	41,217	18,055	88,335	10,088	**351,200**
of which investments in associates	*274*	*460*	*7*	*0*	*16*	***757***
Liabilities						
Subtotal liabilities [2]	151,747	64,570	21,002	90,653	8,102	**336,074**
Other segment information						
Capital expenditures	(84)	0	0	0	(374)	**(458)**
Depreciation and amortization	0	0	0	0	(225)	**(225)**
Impairments [3]	10	(38)	(3)	13	(191)	**(209)**
Other non cash expenses [4]	(11)	(27)	(4)	(5)	(25)	**(72)**
As of December 31, 2005						
Income	2,288	2,289	701	487	211	**5,976**
of which net income from associates	*23*	*46*	*2*	*0*	*18*	*89*
Net income before tax	1,502	657	275	312	(51)	**2,695**
Assets						
Subtotal assets [1]	236,557	47,942	17,346	136,723	8,360	**446,928**
of which investments in associates	*261*	*491*	*19*	*0*	*7*	***778***
Liabilities						
Subtotal liabilities [2]	161,685	67,376	21,852	158,984	7,805	**417,702**
Other segment information						
Capital expenditures	(111)	0	0	0	(427)	**(538)**
Depreciation and amortization	0	0	0	0	(246)	**(246)**
Impairments [3]	(49)	(25)	26	26	17	**(5)**
Other non cash expenses [4]	(14)	(35)	(4)	(9)	(4)	**(66)**

(1) Includes "Due from banks", "Loans and advances to customers", "Loans and securities held for trading", "Loans and securities available for sale", "Investments in associates", "Other assets specific to insurance companies".
(2) Includes "Due to banks", "Customer borrowing and deposits", "Debt securities", "Technical provisions of insurance companies".
(3) Includes impairments on tangible and other intangible assets, impairments on securities, impairments on loans and provisions for credit commitments, impairments on goodwill. Impairments of non-allocated - Central Assets in 2004 includes a large provision on Legiolease receivables.
(4) Includes IFRS 2 costs, net allowances to provisions for restructuring costs, net allowances to provisions related to IAS 19, capital losses on exchange of assets.

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions. The results of each business line also include:
- the earnings from commercial transformation, including the management costs of this transformation and the Group equity allocated to this activity on the basis of medium and long-term out standing;
- interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- funding cost.

The Group Chief Operations & Technology Officer (COTO) manages the main tangible and intangible assets. Therefore, these are allocated to Non allocated – Central Asset except when they are directly managed by a commercial or financial business line.

Geographic reporting

(in millions of EUR)	Euro zone*	Rest of Europe	USA	Rest of the world	Intra geographic zone transactions	Dexia
As of December 31, 2004						
Net income before tax	1,795	63	437	25	0	**2,320**
Total assets	369,462	20,751	31,935	4,574	(37,935)	**388,787**
Capital expenditures	(444)	(8)	(6)	0	0	**(458)**
As of December 31, 2005						
Net income before tax	2,074	63	520	38	0	**2,695**
Total assets	478,016	24,338	58,350	9,469	(61,412)	**508,761**
Capital expenditures	(510)	0	(28)	0	0	**(538)**

* Countries using the euro currency.

Geographic reporting is done based on booking centers, being the country of the company having recorded the transaction, and not the country of the customers.

4

Significant items included in the net income

Reported amounts are significant and related to unusual transactions.

They therefore do no include results on sales of securities nor provisions thereon or on customers.

The main items regarding the year 2004 are:
- the capital gain on the sale of Kempen & Co (EUR 36 million);
- the tax credit following the impairment of Dexia Securities France by Dexia BIL (EUR 35 million);
- the tax credit following the impairment of Dexia Financière, which holds 100% of Dexia Bank Nederland, by Dexia BIL (EUR 110 million);
- the provisions related to Legiolease booked by Dexia Bank Nederland (EUR 177 million).

The main items regarding the year 2005 are:
- the capital gain on the disposal of Eural (EUR 70 million);
- within Dexia Bank Nederland, the payment received by Aegon (EUR 218 million) and the allowance to impairments and provisions (EUR 315 million) to cover the Agreement conducted by Mr. Duisenberg. Those two elements have been netted in the cost of risk, resulting in a net charge of EUR 97 million in Q1 2005;
- a positive impact of EUR 28 million relating to the settlement of a tax dispute at Dexia Bank Belgium.

All these items are reported on page 11.

5

Post-balance-sheet events

A gross dividend of EUR 0.71 per share will be proposed at the Annual Shareholders' Meeting of May 10, 2006. The payment date of the dividend is May 24, 2006.

On January 12, 2006 Dexia signed an agreement with Rathbone Investment Management Limited to sell the private banking activities of the London Branch of Dexia BIL. Subject to approval being granted by the appropriate authorities, the transaction is expected to be complete in April 2006. The financial impact of this transaction on Dexia's consolidated financial statements is not material.

The non-binding offer to purchase up to 75% of the Romanian bank Casa de Economii si Consemnatiuni (CEC) was remitted on October 21, 2005. Dexia will continue to carefully follow each development in the CEC-privatization which is currently delayed.

On January 4, 2006 Dexia and Royal Bank of Canada announced the completion of the joint venture to combine their institutional investor services businesses. The new company, RBC Dexia Investor Services, ranks among the world's top 10 global custodians. Based in London, RBC Dexia Investor Services is the holding company that will provide strategic direction and management oversight to the operating companies, RBC Dexia Investor Services Trust in Canada and RBC Dexia Investor Services Bank in Luxembourg. RBC Dexia Investor Services is a joint venture equally owned by Royal Bank of Canada and Dexia. Dexia will consolidate 50% of the joint venture by proportional method from January 1, 2006. Dexia's proportionate share of RBC's contribution will be recorded at fair value in Dexia's consolidated financial statements. As a result, Dexia will recognize both an after-tax profit of over EUR 200 million on Dexia's net asset contribution to the joint venture and EUR 100 million of intangible assets.

6

Litigations

Dexia Bank Nederland – The Legiolease case in the Netherlands

Background

The difficulties linked to the share-leasing activities of the former Bank Labouchere (now Dexia Bank Nederland NV; hereinafter to be referred to as "DBnl") appeared at the time of the fast and severe fall of the Amsterdam stock market in late 2001. The value of the securities used as collateral against the loans granted by the bank proved insufficient in a large number of contracts, thus potentially ending with a residual debt instead of the gain initially hoped for.

Reference is made to the detailed disclosures, as contained in the Dexia "Accounts and Reports 2004" (especially page 6 and pages 93 to 96 inclusive) and in the Activity Reports published during the year 2005.

Agreement with Aegon

On February 11, 2005 Dexia and Aegon reached an agreement whereby the two groups put an end to their dispute. To this end, Aegon has paid as full and final settlement an amount of EUR 218 million to Dexia in 2005, with a view to help resolving appropriately the cases of shareleasing clients of DBnl facing financial difficulties, and allocate more funds to indemnify clients, whether or not represented by a foundation.

The Duisenberg Arrangement

On April 29, 2005 the announcement was made that the mediation undertaken by Mr. Wim Duisenberg had been successful. DBnl entered into a global settlement with the foundations Leaseverlies and Eegalease, the Consumentenbond (Dutch Consumer's Association) and the Vereniging van Effectenbezitters (Dutch Association of Securityholders), hereinafter to be referred to as "the Interest Groups". This global settlement applies both to certain contracts terminated since January 1997 and to certain active contracts as follows:
- Clients with residual debt at their contract benefit from a discount of two thirds of the residual debt; however past profits, when applicable, are deducted.
- Clients duly invoking Section 1:88 of the Netherlands Civil Code (spousal consent) to request the nullification of their contracts before expiration of a prescription period benefit from a full discount (that is 100% of the possible residual debt); past profits, when applicable, are deducted.
- Clients with a contract that cannot end with a residual debt are granted a discount of 10% on the residual debt that could arise upon early termination, after reaching a certain contractual moment.
- Clients who have accepted the "Dexia Offer" are offered an additional option upon immediate payment of the residual debt; they benefit from a one-third discount thereon.
- The existing "hardship clause", meant to resolve (potential) social and financial problems of clients, continues to be accessible to all clients. Its scope has been broadened.

After a positive response by an overwhelming majority of the shareleasing contract holders who joined the foundations Leaseverlies (82% of those replying) and Eegalease (78% of those replying), the settlement agreement between DBnl and the Interest Groups was

signed on June 23, 2005. As a result of this Duisenberg Arrangement, the collective proceedings that had been filed by the Interest Groups against DBnl, have been abandoned.

DBnl has made it clear to all parties concerned that its willingness to enter into the Duisenberg Arrangement entails no admission of responsibility.

DBnl's costs and provisions arising from the Duisenberg Arrangement have been recalculated each quarter on the basis of prevailing market data and client conduct.

The Duisenberg Arrangement has been effective since October 2005. Its conditions as well as other information regarding this Arrangement may be found at *www.dexialease.nl*.

On February 20, 2006 clients holding more than 95,000 contracts have accepted settlements based on the Duisenberg Arrangement. This figure does not include the approximately 185,000 contracts of clients who had already signed a waiver, and of which some also potentially benefit from the Duisenberg Arrangement.

On November 18, 2005 DBnl and the Interest Groups have signed and filed their joint petition to the Amsterdam Court of Appeal to grant binding force to the Duisenberg Arrangement, based on the newly-introduced "Law on Collective Settlement of Mass-Damage."In case the Court follows this request, all relevant clients in respect of the Duisenberg Arrangement who do not "opt-out" within a certain period of at least three months (to be decided by the Court of Appeal), will be bound to the Duisenberg Arrangement. Starting May 16, 2006 the Amsterdam Court of Appeal will hear DBnl, the Interest Groups as well as opponents in respect of this petition. Filing of writs is possible till and including April 14, 2006. As a result of the filing of this petition, postponements of a vast majority of the court proceedings took place, and this will continue till the decision of the Court of Appeal.

Litigations in general

A number of disputes have arisen between DBnl and its clients with-respect to share-leasing products. Dexia has reported on this matter in its earlier Annual Reports and quarterly Activity Reports.

DBnl is still faced with claims which are mainly based on alleged: misleading information/error with respect to the share-leasing products; failure to ascertain whether the share-leasing product is suitable for a client in view of his investment experience and objectives and his financial situation ("duty of care"); failure to obtain the consent of the spouse of the client; false and misleading (oral) statements by intermediaries; cold calling; door-to-door sales; waivers related to the Dexia Offer not being binding; and violations of the Netherlands Consumer Credit Act.

The disputes are either with individual parties or foundations (Stichting Leaseleed). They are presented to different types of courts or arbitrators, mainly the subdistrict and district courts, courts of appeal, the Dutch Securities Institute (DSI) and the Disputes Committee for the Banking Industry. In past reports and press releases, Dexia has informed the public about significant evolutions.This information is accessible on the Dexia website *www.dexia.com*.

On December 31, 2005 DBnl was summoned in civil courts by clients having contracts representing less than 2% of the contracts with realized or potential losses, a large majority of those in collective proceedings. In 16 of those cases some 674 clients are represented by Leaseproces BV, a profit driven organization recruiting clients with a "no cure, no pay" offer. On February 20, 2006 approximately 12,000 clients addressed DBnl by means of Leaseproces BV without starting proceedings yet.

Dutch Securities Institute (DSI)

In total, approximately 2,500 clients filed complaints at the Grievance Committee DSI. According to the latest estimations of DBnl, the complaints of at least 1,750 clients will not be admitted because of the statute of limitations. The remaining number of maximum 750 cases has been postponed and will not be heard before the decision of the Amsterdam Court of Appeal in respect of the joint petition of DBnl and the Interest Groups to grant binding force to the Duisenberg Arrangement.

At the end of 2005, no more cases were under consideration of the Appeals Committee of DSI.

Depot Lease

The Duisenberg Arrangement is not applicable to a specific group of originally approximately 5,500 clients who have entered into share-leasing agreements in connection with a securities deposit ("Depot Lease"). In April 2005, DBnl introduced for the Depot Lease clients a separate solution which is now widely accepted by clients. However, less than 12% of the clients with Depot Lease challenge the legality of this combination of products in court, among which some 300 clients united by the Stichting Leaseleed in a collective complaint.

Assessment

The purpose of the disclosure below is to give an update of the status of the portfolio, and to enable the readers to access the risks linked to possible credit defaults, and outstanding and potential future litigations.

Portfolio as of December 31, 2005

(in millions of EUR, unless otherwise stated)	Number of contracts	Loan amount	Collateral	Excess (+) or Lack (-) of collateral
Total outstanding portfolio	**214,921**	**1,624.9**	**1,451.7**	**(173.2)**
- Contracts with sufficient collateral	62,537	299.5	417.7	118.2
- Contracts with insufficient collateral	152,383	1,325.4	1,034.0	(291.4)
of which:				
- Contracts with redemption	35,992	354.6	311.8	(42.8)
- Contracts without redemption	116,391	970.8	722.2	(248.6)
of which:				
- Accepted an agreement* (and signed a waiver)	66,255	546.4	409.2	(137.2)
- Not accepted an agreement	50,136	424.4	313.0	(111.4)

Contracts that ended before December 31, 2005

*(in millions of EUR, unless otherwise stated)***	Number of contracts	Loan amount	Collateral	Excess (+) or Lack (-) of collateral
Total portfolio	**500,390**	**4,865.6**	**5,187.5**	**321.9**
- Contracts with sufficient collateral	273,768	2,219.8	3,590.4	1,370.5
- Contracts with insufficient collateral	226,622	2,645.8	1,597.1	(1,048.7)
of which:				
- Contracts with redemption***	56,008	686.6	497.3	(189.4)
- Contracts without redemption	170,614	1,959.2	1,099.8	(859.3)
of which:				
- Accepted an agreement* (and signed a waiver)	106,763	1,214.9	662.0	(552.9)
- Not accepted an agreement	63,851	744.3	437.8	(306.4)

* Either the Dexia Offer, the Duisenberg arrangement or another kind of settlement.

** All contracts qualifying for the sharelease definition since the start of their origination, regardless of the way they were terminated.

*** Mainly early terminated contracts.

Lernout & Hauspie (LHSP)

As a consequence of the accusations against Dexia Bank announced on June 24, 2003 within the context of the criminal investigations opened in 2001 against former managers of LHSP for acts carried out between July 2, 1999 and September 1, 2000 by Artesia Banking Corporation, four civil cases were brought against Dexia Bank and Dexia SA in the United States, one of which was a class action and 3 were individual actions brought by former holders of LHSP shares; summonses were served on Dexia SA in February and March 2004.

As regards the three individual actions, the opposing parties agreed to desist from the action against Dexia SA without nonetheless waiving the right to re-introduce a new claim one the basis of these same facts; as regards the class action, the plaintiffs also indicated their intention to desist from the action against Dexia SA under the same conditions.

An application lodged by Dexia Bank aimed at refusal of the claim without examination as to fundamentals ("motion to dismiss") was refused by decision dated February 9, 2005; such a motion to dismiss consists of holding that, irrespective of the pertinence of the facts as presented by the plaintiff, the claim should in any event be refused, for example on the grounds that it would be statute barred.

In 2005 four new civil claims were brought against Dexia Bank and/or Dexia SA, as indicated below :

- In July 2005 the receivers of LHSP sued 21 parties, including Dexia Bank before the commercial court of Ieper for an indemnity against the net liabilities of LHSP in bankruptcy.
- On September 27, 2005 the Litigation Trustee for the LHSP litigation Trust filed an action against Dexia Bank and Dexia SA with the bankruptcy court in Delaware. This action is, essentially, a duplication of the action by the receivers of LHSP.
- On October 11, 2005 a Belgian individual filed a complaint against Dexia Bank, Dexia SA and other parties on behalf of purchasers of LHSP share on the EASDAQ stock market from April 28, 1998 to November 8, 2000. The action was filed in the District of Massachusetts.
- On November 8, 2005 4,941 former share holders of LHSP made a civil claim in Belgium against various parties, including Dexia Bank, seeking damages for their losses.

These claims are a logical consequence of the criminal investigation and are not really a new development.

Both Dexia SA and Dexia Bank keenly contest the fundamental facts of all the claims made against them.

A more detailed statement concerning the LHSP matter and the litigations involved is to be found in the annual report of Dexia Bank Belgium for 2005 (*www.dexia.be*).

Inheritance duties

An investigation was opened by the judicial authorities on September 28, 1999 at Dexia Bank concerning a possible fraud with regard to inheritance duties. This investigation resulted in accusations against three former directors of Dexia Bank, one of whom is a current member of the Executive Committee of Dexia Bank, at the end of March 2004. This accusation does not however mean the guilt of the persons concerned, in whom Dexia SA and Dexia Bank still have the utmost confidence. No major evolution occurred in 2005.

7

Notes on the assets of the consolidated balance sheet (in millions of EUR)

7.1. Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprises the following balances with less than 90 days remaining duration:

a. Analysis by nature

	Dec. 31, 2004	Dec. 31, 2005
Cash and balances with central banks	3,714	**3,435**
Interbank loans and advances	22,615	**36,298**
Loans and securities available for sale	1,292	**3,081**
Loans and securities held for trading	330	**965**
Loans and securities designated at fair value	0	**18**
Total	**27,951**	**43,797**

b. Of which restricted cash

	Dec. 31, 2004	Dec. 31, 2005
Mandatory reserves *	1,802	**1,259**
Other	0	**6**
Total	1,802	**1,265**

(*) Mandatory reserves: minimum reserve deposits credit institutions must have with ECB or with other central banks.

7.2. Cash and balances with central banks

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	3	**4**
Acquisition cost	3,714	**3,440**
Total	**3,717**	**3,444**

Analysis by nature (acquisition cost)

	Dec. 31, 2004	Dec. 31, 2005
Cash in hand	576	**485**
Balances with central banks other than mandatory reserve deposits	1,336	**1,696**
Mandatory reserve deposits	1,802	**1,259**
Total	**3,714**	**3,440**
of which included in cash and cash equivalents	3,714	**3,435**

7.3. Due from banks

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest on not impaired interbank loans and advances	260	**599**
Accrued interest on impaired interbank loans and advances	0	**0**
Fair value hedge adjustment	0	**620**
Reimbursement amount, premium discount and impairments	40,171	**69,312**
Total	**40,431**	**70,531**

a. Analysis by nature (reimbursement amount, premium discount and impairments)

	Dec. 31, 2004	Dec. 31, 2005
Nostro accounts	4,355	**2,329**
Reverse repurchase agreements	18,077	**42,746**
Loans and other advances	17,739	**24,236**
Impaired loans	1	**1**
Less:		
Specific impairment on impaired loans	(1)	**0**
Total	40,171	**69,312**
of which included in cash and cash equivalents	22,615	**36,298**

b. Analysis of quality

See note 7.16. Quality of financial assets.

c. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

d. Analysis of the fair value

See note 12.1.

7.4. Loans and advances to customers

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest on not impaired normal loans to customers	1,438	**1,595**
Accrued interest on impaired loans to customers	14	**3**
Fair value hedge adjustment	0	**2,683**
Reimbursement amount, premium discount and impairments	166,499	**188,121**
Total	**167,951**	**192,402**

a. Analysis by counterpart (reimbursement amount, premium discount and impairments)

	Dec. 31, 2004	Dec. 31, 2005
Public sector	91,323	**112,275**
Other	75,010	**75,799**
Impaired loans	1,661	**1,473**
Less:		
Specific impairment on impaired loans [1]	(1,148)	**(1,018)**
Collective impairment [2]	(347)	**(408)**
Total	**166,499**	**188,121**
of which included in finance lease	3,000	**3,132**

(1) Includes respectively EUR 265 million and EUR 178 million relating to share leasing of DBnl as of Dec. 31, 2004 and Dec. 31, 2005.
(2) Includes respectively EUR 236 million and EUR 174 million relating to share leasing of DBnl as of Dec. 31, 2004 and Dec. 31, 2005.

b. Analysis of quality

See note 7.16. Quality of financial assets

c. Analysis by maturity and interest rate

See notes 12.4., 12.5., and 12.7.

d. Analysis of the fair value

See note 12.1.

7.5. Loans and securities held for trading

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest on loans and securities held for trading	50	**66**
Fair value adjustment	60	**(35)**
Reimbursement amount and premium discount	14,642	**15,624**
Total	**14,752**	**15,655**

a. Analysis by counterpart (reimbursement amount and premium discount)

	Dec. 31, 2004	Dec. 31, 2005
Public sector	1,252	**2,900**
Banks	7,495	**9,275**
Other	5,895	**3,449**
Total	**14,642**	**15,624**
of which included in cash and cash equivalents	330	**965**
of which included in finance lease	0	**0**

b. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004		Dec. 31, 2005	
	Listed	Unlisted	Listed	Unlisted
Loans	0	213	**0**	**1,022**
Bonds issued by public bodies	709	0	**2,737**	**9**
Other bonds and fixed-income instruments	9,278	554	**9,881**	**922**
Equity and variable-income instruments	3,672	216	**1,053**	**0**
Total	**13,659**	**983**	**13,671**	**1,953**

c. Treasury bills and other eligible bills

	Dec. 31, 2004	Dec. 31, 2005
Treasury bills and other eligible bills	319	**1,042**

d. Securities pledged under repurchase agreements with other banks

	Dec. 31, 2004 Market value	Dec. 31, 2005 Market value
Included in bonds issued by public bodies	0	**0**
Included in other bonds and fixed-income instruments	5	**901**

e. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

f. Analysis of the fair value

See note 12.1.

7.6. Loans and securities designated at fair value

	Dec. 31, 2005
Accrued interest on loans and securities designated at fair value	**50**
Fair value adjustment	**(164)**
Reimbursement amount and premium discount	**13,979**
Total	**13,865**

a. Analysis by counterpart (reimbursement amount and premium discount)

	Dec. 31, 2005
Public sector	**582**
Banks	**329**
Other	**13,068**
Total	**13,979**
of which included in cash and cash equivalents	**18**
of which included in finance lease	**0**

b. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2005	
	Listed	Unlisted
Loans	**0**	**243**
Bonds issued by public bodies	**398**	**184**
Other bonds and fixed-income instruments	**5,111**	**2.284**
Equity and variable-income instruments	**0**	**0**
Unit linked products Insurance	**5.758**	**1**
Total	**11,267**	**2,712**

c. Treasury bills and other eligible bills

Nil

d. Securities pledged under repurchase agreements with other banks

	Dec. 31, 2005 Market value
Included in bonds issued by public bodies	**0**
Included in other bonds and fixed-income instruments	**1,449**

e. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

f. Analysis of the fair value

See note 12.1.

On January 1, 2005 Dexia adopted for the first time IAS 39 including the "fair value option" published by the IASB in June 2005. This amendment was endorsed by the European Commission in November 2005. Dexia uses the Fair Value Option (FVO) mainly to eliminate or at least significantly reduce the measurement or the recognition inconsistency (also called the accounting mismatch) that otherwise arises from measuring financial assets or financial liabilities or recognizing the gains and losses on them on a different basis.

The FVO for financial assets is mainly used in the following situations:

1) where liabilities contain a discretionary participation feature that pay benefits based on realised/unrealized investment returns of a specified pool of insurer's assets;
2) the FVO is used as an alternative method in order to reduce volatility in profit or loss when, at inception, there is a risk that the hedge accounting requirements will not be met.

To determine the fair value for non-listed financial instruments classified under the fair value option, the pricing tools used and procedures followed are determined by Group Risk Management. The pricing tool is a discounted cash flow model whereby the net present value is determined by an interest rate based on available market rates applicable for similar securities and for issuers with a similar credit rating.

7.7. Loans and securities available for sale

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest on not impaired loans and securities available for sale	1,594	**1,900**
Accrued interest on impaired loans and securities available for sale	0	**0**
Fair value adjustment	0	**8,240**
Reimbursement amount, premium discount and impairments	124,494	**156,064**
Total	**126,088**	**166,204**

a. Analysis by counterpart (reimbursement amount, premium discount and impairments)

	Dec. 31, 2004	Dec. 31, 2005
Public sector	45,284	**61,122**
Banks	25,228	**46,485**
Other	53,320	**48,070**
Impaired loans	0	**0**
Impaired bonds issued by public bodies	0	**0**
Impaired other bonds and fixed-income instruments	419	**124**
Impaired other equity and variable-income instruments	511	**592**
Reimbursement amount and premium discount	**124,762**	**156,393**
Less:		
Specific impairment on impaired loans and securities available for sale	(268)	**(329)**
Total	**124,494**	**156,064**
of which included in cash and cash equivalents	1,292	**3,081**

b. Analysis of quality

See note 7.16. Quality of financial assets

c. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

d. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004		Dec. 31, 2005	
	Listed	Non listed	Listed	Non listed
Loans	1,057	277	**0**	**391**
Bonds issued by public bodies	42,643	1,157	**48,553**	**2,216**
Other bonds and fixed-income instruments	62,777	12,897	**84,242**	**17,429**
Equity and variable-income instruments	3,404	550	**2,980**	**582**
Total	**109,881**	**14,881**	**135,775**	**20,618**

e. Transfers between portfolios

Nil

f. Convertible bonds included in the available-for-sale portfolio

No position greater than EUR 50 million.

g. Analysis of the fair value

See note 12.1.

7.8. Loans and securities held to maturity

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest on normal loans and securities held to maturity	64	**91**
Accrued interest on impaired loans and securities held to maturity	0	**0**
Fair value adjustment	0	**0**
Reimbursement amount, premium discount and impairments	2,755	**3,126**
Total	**2,819**	**3,217**

a. Analysis by counterpart (reimbursement amount, premium discount and impairments)

	Dec. 31, 2004	Dec. 31, 2005
Public sector	1,789	**1,900**
Banks	126	**451**
Other	840	**775**
Impaired loans	0	**0**
Impaired bonds issued by public bodies	0	**0**
Impaired other bonds and fixed-income instruments	0	**0**
Reimbursement amount and premium discount	**2,755**	**3,126**
Less:		
Specific impairment on loans and securities held to maturity	0	**0**
Total	**2,755**	**3,126**

b. Analysis of quality

See note 7.16. Quality of financial assets

c. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

d. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004		Dec. 31, 2005	
	Listed	Unlisted	Listed	Unlisted
Loans	0	0	**0**	**0**
Bonds issued by public bodies	982	0	**999**	**7**
Other bonds and fixed-income instruments	1,345	428	**1,415**	**705**
Total	**2,327**	**428**	**2,414**	**712**

e. Analysis of the fair value

See note 12.1.

7.9. Investments in associates

a. Carrying value

	2004	2005
As of Dec. 31, 2004	**-**	**757**
Impact of first-time application of IAS 32&39 and IFRS 4	n.a.	12
As of Jan. 1	**701**	**769**
Acquisitions	36	**2**
Disposals	(1)	**(40)**
Share of result before tax	95	**126**
Share of tax	(28)	**(36)**
Dividend paid	(47)	**(42)**
Changes in goodwill (see below)	2	**0**
Share of gains and losses not recognized in the income statement	0	**2**
Translation adjustments	(6)	**10**
Other	5	**(13)**
Carrying value as of Dec. 31	**757**	**778**

b. Positive goodwill included in carrying value

	2004	2005
Acquisition cost as of Jan. 1	**228**	**231**
Change in scope of consolidation (in)	1	0
Transfers	0	(2)
Other	2	0
Acquisition cost as of Dec. 31 (A)	**231**	**229**
Accumulated depreciation and accumulated impairment as of Jan. 1	**(47)**	**(48)**
Booked	(2)	0
Transfers	1	2
Accumulated depreciation and accumulated impairment as of Dec. 31 (B)	**(48)**	**(46)**
Net book value as of Dec. 31 (A)+(B)	**183**	**183**

c. List of major associates as of Dec. 31, 2005

Associates	Book value	Fair value of investment	Reference to website
Crédit du Nord	441	746	www.groupe-credit-du-nord.com
Kommunalkredit Austria	118	402	www.kommunalkredit.at
SLF Finance SA	63	63	non listed
XL Finance Assurance	47	47	non listed
Groupe Popular Banco Privada	38	77	www.bancopopular.es/corporativo/corporativa.asp
Total	**707**	**1,335**	

7.10. Tangible fixed assets

a. Net book value

	Land and buildings		Office furniture and other equipment			Investment Property	Total
	Own use Owner	Own use Finance lease	Own use Owner	Own use Finance lease	Operating lease		
Acquisition cost as of Jan. 1, 2004	**1,015**	**2**	**1,297**	**3**	**34**	**1,257**	**3,608**
Acquisitions	344	0	74	0	9	31	**458**
Disposals	(116)	0	(80)	0	(8)	(86)	**(290)**
Change in scope of consolidation (out)	(5)	0	(31)	0	0	0	**(36)**
Transfers	1	0	1	(2)	0	(15)	**(15)**
Translation adjustments	2	0	(1)	0	0	0	**1**
Other	(7)	0	(1)	1	0	(54)	**(61)**
Acquisition cost as of Dec. 31, 2004 (A)	**1,234**	**2**	**1,259**	**2**	**35**	**1,133**	**3,665**
Accumulated depreciation and impairment as of Jan. 1, 2004	**(238)**	**(1)**	**(1,018)**	**(2)**	**(15)**	**(819)**	**(2,093)**
Booked	(25)	0	(92)	0	(5)	(57)	**(179)**
Write-back	0	0	1	0	0	0	**1**
Write-off	8	0	71	1	4	85	**169**
Change in scope of consolidation (in)	0	0	0	0	0	0	**0**
Change in scope of consolidation (out)	1	0	16	0	0	0	**17**
Transfers	(80)	0	2	0	0	133	**55**
Translation adjustments	0	0	1	0	0	0	**1**
Other	(7)	0	(2)	0	0	6	**(3)**
Accumulated depreciation and impairment as of Dec. 31, 2004 (B)	**(341)**	**(1)**	**(1,021)**	**(1)**	**(16)**	**(652)**	**(2,032)**
Net book value as of Dec. 31, 2004 (A)+(B)	**893**	**1**	**238**	**1**	**19**	**481**	**1,633**

	Land and buildings		Office furniture and other equipment			Investment Property	Total
	Own use Owner	Own use Finance lease	Own use Owner	Own use Finance lease	Operating lease		
Acquisition cost as of Jan. 1, 2005	**1,234**	**2**	**1,259**	**2**	**35**	**1,133**	**3,665**
Acquisitions	413	0	89	0	16	20	**538**
Disposals	(78)	0	(42)	0	(5)	(1)	**(126)**
Change in scope of consolidation (in)	302	0	3	0	0	0	**305**
Change in scope of consolidation (out)	0	0	(5)	0	0	0	**(5)**
Transfers	67	(2)	(69)	(1)	0	(197)	**(202)**
Translation adjustments	0	0	6	0	0	0	**6**
Acquisition cost as of Dec. 31, 2005 (A)	**1,938**	**0**	**1,241**	**1**	**46**	**955**	**4,181**
Accumulated depreciation and impairment as of Jan. 1, 2005	**(341)**	**(1)**	**(1,021)**	**(1)**	**(16)**	**(652)**	**(2,032)**
Booked	(23)	0	(65)	0	(6)	(64)	**(158)**
Write-back	0	0	0	0	0	2	**2**
Write-off	13	0	36	0	3	1	**53**
Change in scope of consolidation (in)	0	0	(1)	0	0	0	**(1)**
Change in scope of consolidation (out)	0	0	3	0	0	0	**3**
Transfers	(49)	1	42	0	0	151	**145**
Translation adjustments	0	0	(4)	0	0	0	**(4)**
Other	(3)	0	(1)	0	0	0	**(4)**
Accumulated depreciation and impairment as of Dec. 31, 2005 (B)	**(403)**	**0**	**(1,011)**	**(1)**	**(19)**	**(562)**	**(1,996)**
Net book value as of Dec. 31, 2005 (A)+(B)	**1,535**	**0**	**230**	**0**	**27**	**393**	**2,185**

b. Fair value

	Dec. 31, 2005
Fair values of investment properties	**397**
Fair value subject to an independent valuation	**7**
Fair value not subject to an independent valuation	**390**

c. Expenditures

	Dec. 31, 2005
Expenditures capitalized for the construction of property, plant and equipment	**236**

d. Contractual obligations relating to investment property at the end of the period

	Dec. 31, 2005
To purchase, construct or develop investment property	**0**
For repairs, maintenance and enhancement of investment property	**0**
Amount of property, plant and equipment pledged as security for liabilities	**0**
Amount of property, plant and equipment whose title is restricted	**0**
Amount of restriction on the realizability of investment property or the remittance of income and proceeds of disposal	**0**
Amount of commitments for acquisition of property, plant and equipment (above EUR 50 million)	**0**

7.11. Intangible assets and goodwill

	Positive Goodwill	Internally developed software	Other intangible assets*	Total
Acquisition cost as of Jan. 1, 2004	**876**	**385**	**204**	**1,465**
Acquisitions	16	7	93	**116**
Disposals	0	0	(18)	**(18)**
Change in scope of consolidation (out)	(33)	0	(2)	**(35)**
Transfers	(57)	0	(1)	**(58)**
Acquisition cost as of Dec. 31, 2004 (A)	**802**	**392**	**276**	**1,470**
Accumulated depreciation and impairment as of Jan. 1, 2004	**(347)**	**(270)**	**(151)**	**(768)**
Booked **	(19)	(5)	(52)	**(76)**
Change in scope of consolidation (out)	17	0	1	**18**
Write-back	0	1	1	**2**
Disposal/Write-off	0	0	15	**15**
Transfers	57	0	1	**58**
Other	0	0	(2)	**(2)**
Accumulated depreciation and impairment as of Dec. 31, 2004 (B)	**(292)**	**(274)**	**(187)**	**(753)**
Net book value as of Dec. 31, 2004 (A)+(B)	**510**	**118**	**89**	**717**

(*) Other intangible assets include purchased softwares.
(**) See note 11.14. for positive goodwill.

	Positive Goodwill	Internally developed software	Other intangible assets*	Total
Acquisition cost as of Jan. 1, 2005	**802**	**392**	**276**	**1,470**
Acquisitions	0	48	37	**85**
Disposals	0	(1)	(4)	**(5)**
Change in scope of consolidation (in)	7	0	0	**7**
Change in scope of consolidation (out)	0	0	(5)	**(5)**
Transfers	(18)	30	43	**55**
Translation adjustments	0	0	2	**2**
Acquisition cost as of Dec. 31, 2005 (A)	**791**	**469**	**349**	**1,609**
Accumulated depreciation and impairment as of Jan. 1, 2005	**(292)**	**(274)**	**(187)**	**(753)**
Booked	0	(53)	(47)	**(100)**
Change in scope of consolidation (out)	0	0	2	**2**
Disposal/Write-off	0	1	3	**4**
Transfers	18	(22)	(22)	**(26)**
Translation adjustments	0	0	(1)	**(1)**
Accumulated impairment as of Dec. 31, 2005 (B)	**(274)**	**(348)**	**(252)**	**(874)**
Net book value as of Dec. 31, 2005 (A)+(B)	**517**	**121**	**97**	**735**

(*) Other intangible assets include purchased softwares.

7.12. Tax assets

	Dec. 31, 2004	Dec. 31, 2005
Current/prepaid	252	**243**
Operational taxes	63	**39**
Current taxes	315	**282**
Deferred tax assets (see note 9.2.)	431	**320**
Total	**746**	**602**

7.13. Other assets

	Dec. 31, 2004	Dec. 31, 2005
Other assets	7,214	**7,456**
Other assets specific to insurance activities	1,221	**1,360**
Total	**8,435**	**8,816**

a. Other assets

Analysis by nature	Dec. 31, 2004	Dec. 31, 2005
Accrued income	376	**237**
Deferred expenses	81	**58**
Other accounts receivable [1]	6,155	**6,464**
Plan assets [2]	6	**7**
Long term construction contracts	45	**1**
Inventories	3	**3**
Other assets	548	**686**
Total	**7,214**	**7,456**

(1) Mainly cash collaterals on derivative products.
(2) See note 8.7 e.

b. Other assets specific to insurance activities

b.1.	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	0	**0**
Acquisition costs and share of reinsurers	1,221	**1,360**
Total	**1,221**	**1,360**

b.2. Analysis by nature (acquisition costs and share of reinsurers)	Dec. 31, 2004	Dec. 31, 2005
Share of the reinsurers in the technical reserves	247	**121**
Receivables resulting from direct insurance transactions	58	**105**
Premiums still to be issued	0	**0**
Deferred acquisition costs [1]	226	**284**
Other insurance assets	662	**850**
Impaired insurance assets	29	**1**
Specific impairment	(1)	**(1)**
Total	**1,221**	**1,360**

(1) Mainly FSA.

7.14. Non-current assets held for sale

	Dec. 31, 2004	Dec. 31, 2005
Tangible and intangible assets held for sale	22	**35**
Other assets	0	**1**
Total	**22**	**36**

This heading includes mainly buildings and branches held for sale in Belgium.
The building of Mechelen represents the major part of the 2005 balance.

7.15. Leasing

1. Dexia as lessor

a. Finance lease

	Dec. 31, 2004	Dec. 31, 2005
Gross investment in finance leases:		
Not later than 1 year	910	**680**
Later than 1 year and not later than 5 years	1,130	**1,149**
Later than 5 years	1,739	**1,923**
Subtotal (A)	**3,779**	**3,752**
Unearned future finance income on finance leases (B)	**778**	**620**
Net investment in finance leases (A)-(B)	**3,001**	**3,132**

The net investment in finance leases may be analyzed as follows:

	Dec. 31, 2004	Dec. 31, 2005
Not later than 1 year	747	**534**
Later than 1 year and not later than 5 years	968	**1,024**
Later than 5 years	1,286	**1,574**
Total	**3,001**	**3,132**

	Dec.31, 2004	Dec. 31, 2005
Amount of contingent rents recognized in statement of income during the period	94	**101**
Amount of uncollectible finance lease receivables included in the provision for loan losses at the end of the period	13	**11**
Estimated fair value of finance lease	–	**3,144**
Accumulated allowance for uncollectible minimum lease payments receivable	4	**4**

b. Operating lease

Future net minimum lease receivables under non-cancellable operating leases are as follows:

	Dec. 31, 2004	Dec. 31, 2005
Not later than 1 year	1	**8**
Later than 1 year and not later than 5 years	1	**12**
Later than 5 years	0	**0**
Total	**2**	**20**
Amount of contingent rents recognized in statement of income during the period	2	**9**

2. Dexia as lessee

a. Finance lease

Amounts involved are immaterial. See Note 7.10.

b. Operating lease

Future net minimum lease payments under non cancellable operating leases are as follows:

	Dec. 31, 2004	Dec. 31, 2005
Not later than 1 year	10	**10**
Later than 1 year and not later than 5 years	8	**15**
Later than 5 years	1	**1**
Total	**19**	**26**

	Dec. 31, 2004	Dec. 31, 2005
Amount of future minimum sublease payments expected to be received under non-cancellable subleases at balance-sheet-date	0	0
Lease and sublease payments recognized as an expense during the period:		
- minimum lease payments	15	**22**
- contingent rents	0	**2**
- sublease payments	0	**0**
Total	**15**	**24**

7.16. Quality of financial assets

	Normal loans		Impaired loans		Total	
Accrued interest	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
Due from banks	260	**599**	0	**0**	260	**599**
Loans to customers	1,438	**1,595**	14	**3**	1,452	**1,598**
Loans and securities - held to maturity	64	**91**	0	**0**	64	**91**
Loans and securities - available for sale	1,594	**1,900**	0	**0**	1,594	**1,900**

	Normal loans		Impaired loans		Total	
Fair value adjustment	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
Due from banks	n.a.	**620**	n.a.	**0**	n.a.	**620**
Loans to customers	n.a.	**2,683**	n.a.	**0**	n.a.	**2,683**
Loans and securities available for sale	n.a.	**7,983**	n.a.	**257**	n.a.	**8,240**

Analysis of normal loans and securities	Gross amount (acquisition cost and premium discount) (A) Dec. 31, 2004	Dec. 31, 2005
Normal assets in due from banks	40,170	**69,312**
Normal loans to customers	166,333	**188,074**
Normal loans and securities held to maturity	2,755	**3,126**
Normal loans and securities available for sale	123,832	**155,677**
Normal assets from insurance activities	1,192	**1,360**
Normal other accounts and receivable	6,153	**6,460**
Normal other assets	542	**674**
Collective impairment on not impaired loans (-)	(347)	**(408)**
Total	**340,630**	**424,275**

	Gross amount (acquisition cost and premium discount) (B)		Specific loan loss allowance individual basis (C)		Net amount (B)+(C)	
Analysis of impaired loans and securities	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
Impaired assets in due from banks	1	0	0	0	1	**0**
Impaired loans to customers	1,661	**1,473**	(1,148)	**(1,018)**	513	**455**
Impaired loans and securities - held to maturity	0	0	0	0	0	**0**
Impaired loans and securities - available for sale	930	**716**	(268)	**(329)**	662	**387**
Impaired assets from insurance activities	29	**1**	(1)	**(1)**	28	**0**
Impaired Other accounts and receivable	2	**5**	(2)	**(1)**	0	**4**
Impaired Other assets	7	**12**	0	0	7	**12**
Total	**2,630**	**2,207**	**(1,419)**	**(1,349)**	**1,211**	**858**

	Gross amount (A)+(B)		Specific loan loss allowance (C)		Net amount (A)+(B)+(C)	
Normal+impaired	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
Due from banks	40,171	**69,312**	0	**0**	40,171	**69,312**
Loans to customers	167,994	**189,547**	(1,148)	**(1,018)**	166,846	**188,529**
Loans and securities held to maturity	2,755	**3,126**	0	**0**	2,755	**3,126**
Loans and securities available for sale	124,762	**156,393**	(268)	**(329)**	124,494	**156,064**
Assets from insurance activities	1,221	**1,361**	(1)	**(1)**	1,220	**1,360**
Other accounts and receivable	6,155	**6,465**	(2)	**(1)**	6,153	**6,464**
Other assets	549	**686**	0	**0**	549	**686**
Collective impairment on not impaired loans	(347)	**(408)**	0	**0**	(347)	**(408)**
Total	**343,260**	**426,482**	**(1,419)**	**(1,349)**	**341,841**	**425,133**

8

Notes on the liabilities of the consolidated balance sheet (in millions of EUR)

8.1. Due to banks

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	790	**498**
Fair value hedge adjustment	0	**273**
Reimbursement amount and premium discount	88,040	**134,022**
Total	**88,830**	**134,793**

a. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004	Dec. 31, 2005
On demand	5,459	**9,584**
Term	32,447	**45,139**
Repurchase activity	24,561	**46,333**
Central banks	1,656	**7,745**
Other borrowings	23,917	**25,221**
Total	**88,040**	**134,022**

b. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

c. Analysis of the fair amount

See note 12.1.

8.2. Customer borrowings and deposits

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	879	**739**
Fair value hedge adjustment	0	**(97)**
Reimbursement amount and premium discount	88,477	**96,737**
Total	**89,356**	**97,379**

a. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004	Dec. 31, 2005
Demand deposits	40,403	**44,094**
Saving deposits	3,257	**1,992**
Term deposits	39,578	**41,345**
Other customer deposits	2	**3**
Total customer deposits	**83,240**	**87,434**
Repurchase activity	2,115	**4,558**
Other borrowings	3,122	**4,745**
Total customer borrowings	**5,237**	**9,303**
Total	**88,477**	**96,737**

b. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

c. Analysis of the fair value

See note 12.1.

8.3. Liabilities held for trading

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	9	**34**
Fair value adjustment	33	**26**
Reimbursement amount and premium discount	2,046	**3,753**
Total	**2,088**	**3,813**

a. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004	Dec. 31, 2005
Bonds issued by public bodies	1,879	**3,449**
Other bonds	74	**54**
Repurchase agreements	0	**234**
Equity	93	**16**
Total	**2,046**	**3,753**

b. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

c. Analysis of the fair amount

See note 12.1.

8.4. Liabilities designated at fair value

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	0	**113**
Fair value adjustment	0	**129**
Reimbursement amount and premium discount	0	**17,780**
Total	**0**	**18,022**

a. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004	Dec. 31, 2005
Liabilities at fair value	0	**12,768**
Unit-linked products	0	**5 012**
Total	**0**	**17,780**

b. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

c. Analysis of the fair value

See note 12.1.

On January 1, 2005 Dexia adopted for the first time IAS 39 including the "fair value option" (FVO) published by the IASB in June 2005. This amendment was endorsed by the European Commission in November 2005.

Dexia uses the FVO mainly to eliminate or at least significantly reduce the measurement or the recognition inconsistency (also called the accounting mismatch) that otherwise arises from measuring financial assets or financial liabilities or recognizing the gains and losses on them on a different basis. The FVO for financial liabilities is mainly used in the following situations:

1) at the insurance business for its liabilities containing a discretionary participation feature that pay benefits based on realized/unrealized investment returns of a specified pool of insurer's assets;

2) by FSA for liabilities where the hedge accounting requirements are not met or there is a risk that they will not be met, the FVO is used as an alternative in order reduce volatility in profit or loss.

The following types of liabilities incurred by FSA are subject to the FVO classification:

1) fixed rate liabilities that are highly customized funding contracts that are tailored to the specific needs of the investor;

2) global funding fixed-rate liabilities.

For both types of liabilities, the change of credit spread is immaterial as liabilities are AAA-rated and highly customized.

This conclusion is confirmed by a quantitative analysis showing that contractual spreads are not correlated with FSA's credit spread and by correlation with similar debts.

The pricing tools used and the procedures followed to determine the fair value for non-listed financial instruments classified under the fair value option are set up by Group Risk Management. The pricing tool is a discounted cash flow model whereby the net present value is determined by an interest rate based on available market rates applicable for similar securities and taking into account our own credit rating.

8.5. Debt securities

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	2,523	**2,507**
Fair value adjustment	0	**686**
Reimbursement amount and premium discount	142,846	**172,492**
Total	**145,369**	**175,685**

a. Analysis by nature (reimbursement amount and premium discount)

	Dec. 31, 2004	Dec. 31, 2005
Certificates of deposit	19,877	**33,685**
Customer savings certificates	12,031	**7,367**
Non-convertible bonds	110,938	**131,440**
Total	**142,846**	**172,492**

b. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

c. Analysis of the fair value

See note 12.1.

8.6. Subordinated and convertible debt

	Dec. 31, 2004	Dec. 31, 2005
Accrued interest	104	**102**
Fair value adjustment	0	**81**
Reimbursement amount and premium discount	4,938	**4,802**
Total	**5,042**	**4,985**

a. Accrued interest

	Dec. 31, 2004	Dec. 31, 2005
Convertible subordinated debt	0	**0**
Non-convertible subordinated debt	86	**83**
Convertible non-subordinated debt	2	**2**
Other dilutive instruments	0	**0**
Hybrid capital and redeemable preference shares	16	**17**
Total	**104**	**102**

b. Fair value adjustment

	Dec. 31, 2004	Dec. 31, 2005
Convertible subordinated debt	0	**0**
Non-convertible subordinated debt	0	**81**
Convertible non-subordinated debt	0	**0**
Other dilutive instruments	0	**0**
Hybrid capital and redeemable preference shares	0	**0**
Total	**0**	**81**

c. Analysis by category (reimbursement amount and premium discount)

Convertible subordinated debt

Nil

Non-convertible subordinated debt

	Dec. 31, 2004	Dec. 31, 2005
Loan capital perpetual subordinated notes	1,045	**1,027**
Other	3,302	**3,194**
Total	**4,347**	**4,221**

List available on request

Convertible non-subordinated debt

	Dec. 31, 2004	Dec. 31, 2005
Convertible non subordinated debt	94	**82**
Total	**94**	**82**

List available on request

Other dilutive instruments

Nil

Hybrid capital and redeemable preference shares

	Dec. 31, 2004	Dec. 31, 2005
	497	**499**

Dexia BIL has issued two hybrid capital instruments:
- Perpetual of EUR 275 million at the rate of 6,875%, refunding only possible quarterly as from July 7, 2006.
- Perpetual of EUR 225 million at the rate of 6,821%, refunding only possible annually as from July 7, 2011.

The difference between the book value and the total of the nominal amounts is due to the premium discount taken into account in the interest margin.

d. Analysis of convertible subordinated debt in Dexia shares

Nil

e. Analysis by maturity and interest rate

See notes 12.4., 12.5. and 12.7.

f. Analysis of the fair value

See note 12.1.

8.7. Provisions and other obligations

a. Analysis by nature

	Dec. 31, 2004	Dec. 31, 2005
Litigation claims [1]	235	**227**
Restructuring	195	**176**
Long-term defined benefit plans	495	**549**
Other postretirement obligations	51	**45**
Other long-term employee benefits	46	**46**
Provision for off-balance-sheet credit commitments [2]	99	**158**
Other provisions (non insurance) [3]	125	**119**
Total [4]	**1,246**	**1,320**

(1) Provisions for litigation, include provisions relating to staff, to taxes, for administrative and other claims.

(2) Of which EUR 89 million and EUR 145 million relating to Dexia Bank Nederland (Legiolease provision) for 2004 and 2005 respectively.

(3) The other provisions mainly contain: a provision for the liquidation of Rekord, provisions to restore property, plant and equipment to their original state, a provision for onerous rental contract and a number of provisions for non-material events.

(4) Claims with major risks are analyzed in detail in note 6. Litigations.

b. Analysis of movements

	Litigation claims	Restructuring	Pensions and other employee benefits	Provision for off-balance-sheet credit commitments	Other provisions
As of Jan. 1, 2004	**188**	**163**	**607**	**18**	**162**
Exchange difference	(6)	0	0	(1)	0
Additional provisions	63	16	110	83	38
Unused amounts reversed	(41)	(2)	(10)	(1)	(17)
Utilized during the year	(20)	(49)	(77)	(1)	(35)
Changes in scope of consolidation (in)	0	0	0	0	1
Changes in scope of consolidation (out)	(8)	0	(11)	0	(1)
Transfers	18	52	(55)	(1)	(21)
Other movements	41	15	28	2	(2)
As of Dec. 31, 2004	**235**	**195**	**592**	**99**	**125**

	Litigation claims	Restructuring	Pensions and other employee benefits	Provision for off-balance-sheet credit commitments	Other provisions
As of Jan. 1, 2005	**235**	**195**	**592**	**99**	**125**
Exchange difference	10	0	0	(1)	0
Additional provisions	37	17	110	8	64
Unused amounts reversed	(26)	(2)	(13)	(8)	(29)
Utilized during the year	(12)	(42)	(60)	(152)	(34)
Changes in scope of consolidation (in)	0	0	0	0	1
Changes in scope of consolidation (out)	(8)	(4)	0	0	0
Transfers	(13)	8	14	(1)	(4)
Other movements	4	4	(3)	213	(4)
As of Dec. 31, 2005	**227**	**176**	**640**	**158**	**119**

c. Analysis by maturity

See note 12.7.

d. Provisions for pensions and other long term benefits

A. Change in benefit obligation	Dec. 31, 2004	Dec. 31, 2005
1. Benefit obligation at beginning of year	1,971	**2,307**
2. Current service cost	91	**106**
3. Interest cost	103	**101**
4. Plan participants' contributions	6	**6**
5. Amendments	3	**2**
6. Actuarial (gains)/losses	285	**93**
7. Benefits paid from plan/company	(105)	**(118)**
8. Expenses paid	0	**0**
9. Taxes paid	0	**0**
10. Premiums paid	(6)	**(2)**
11. Acquisitions/divestitures	(41)	**0**
12. Plan curtailments	0	**(1)**
13. Plan settlements	0	**0**
14. Exchange rate changes	0	**0**
15. Benefit obligation as of end of year	**2,307**	**2,494**

B. Change in plan assets	Dec. 31, 2004	Dec. 31, 2005
1. Fair value of plan assets at beginning of year	1,428	**1,492**
2. Expected return on plan assets	81	**72**
3. Actuarial gains/(losses) on plan assets	38	**54**
4. Employer contributions	79	**85**
5. Member contributions	6	**6**
6. Benefits paid from plan/company	(105)	**(118)**
7. Expenses paid	0	**0**
8. Taxes paid	(1)	**(1)**
9. Premiums paid	(6)	**(2)**
10. Plan settlements	0	**0**
11. Acquisitions/divestitures	(28)	**0**
12. Exchange rate changes	0	**0**
13. Fair value of plan assets as of end of year	**1,492**	**1,588**

C. Amounts recognized in the balance sheet	Dec. 31, 2004	Dec. 31, 2005
Plans that are wholly unfunded and plans that are wholly or partly funded		
1. Present value of funded obligations	1,785	**1,930**
2. Fair value of plan assets	1,492	**1,588**
3. Deficit (surplus) for funded plans	293	**342**
4. Present value of unfunded obligations	522	**564**
5. Unrecognized net actuarial gains/(losses)	(241)	**(273)**
6. Unrecognized past service (cost)/benefit	0	**0**
7. Effect of paragraph 58 (b) limit	0	**0**
8. Net liability (asset)	**574**	**633**
Amounts in the balance sheet		
1. Liabilities	580	**640**
2. Assets	(6)	**(7)**
3. Net liability (asset)	**574**	**633**

D. Components of pension cost	Dec. 31, 2004	Dec. 31, 2005
Amounts recognized in statement of income		
1. Current service cost	91	**106**
2. Interest cost	103	**101**
3. Expected return on plan assets	(81)	**(72)**
4. Expected return on reimbursement assets	0	**0**
5. Amortization of past service cost incl. paragraph 58(a)	3	**2**
6. Amortization of net (gain) loss incl. paragraph 58(a)	6	**7**
7. Effect of paragraph 58(b) limit	0	**0**
8. Curtailment (gain)/loss recognized	0	**(1)**
9. Settlement (gain)/loss recognized	0	**0**
9A. Curtailment or settlement (gain)/loss recognized due to sale of entity	(12)	**0**
10. Total pension cost recognized in the statement of income	**110**	**143**
Actual return on assets		
Actual return on plan assets	119	**126**
Actual return on reimbursement assets	0	**0**

E. Balance sheet reconciliation		
1. Balance sheet liability (asset)	543	**574**
2. Pension expense recognized in statement of income in the financial year	122	**143**
3. Amounts recognized in SORIE in the financial year	0	**0**
4. Employer contributions made in the financial year	59	**63**
5. Benefits paid directly by company in the financial year	20	**22**
6. Credit to reimbursements	0	**0**
7. Net transfer in/(out) (including the effect of any business combinations/divestitures)	(12)	**1**
8. Exchange rate adjustment - (gain)/loss	0	**0**
9. Balance sheet liability (asset) as of end of year (1)+(2)+(3)-(4)-(5)+(6)+(7)+(8)	**574**	**633**

F. Range of assumptions to determine pension expense

	Dec. 31, 2004					
	Discount rate	Inflation	Expected return on assets	Expected return on bonds	Expected return on shares	Salary increase rate
Europe	4.50% - 5.50%	2.50%	4.50% - 6.85%	4.50% - 5.50%	6.75% - 7.50%	2.50% - 7.50%
Switzerland	3.00%	1.00%	3.75%	1.67% - 2.88%	5.88%	1.50%
United Kingdom	5.25%	2.50%	7.17%	5.25%	8.25%	4.00%

	Dec. 31, 2005					
	Discount rate	Inflation	Expected return on assets	Expected return on bonds	Expected return on shares	Salary increase rate
Europe	4.00% - 5.50%	2.50%	3.00% - 6.00%	4.00% - 5.50%	6.00% - 7.00%	2.50% - 5.50%
Switzerland	2.50%	1.00%	3.11%	2.25%	6.75%	1.50%
United Kingdom	4.75%	2.50%	6.58%	4.75%	7.75%	4.00%

Comment on assumptions:
As a general principle, discount rate is equal to return on bonds in a plan assets.
Return on shares takes into account a risk premium.
The expected return on assets is based on the mix between return of bonds and shares of the portfolio.

G. Reconciliation with financial statements

Long term obligations	2004	2005	
Outstanding liability relating to defined benefit plans	495	**549**	
Outstanding liability relating to other postretirement obligations	51	**45**	
Outstanding liability relating to other long-term employee benefits	46	**46**	
Total outstanding liability reported in the financial statements	**592**	**640**	see note 8.7.a
Total liability calculated by actuarials	**574**	**633**	
Total liabiltiy relating to insignificant plans	**18**	**7**	
Outstanding asset reported in the financial statements	6	**7**	see note 7.13.a
Total assets analyzed by actuarials	**6**	**7**	
Total assets relating to insignificant plans	**0**	**0**	

H. Concentration risk

Two of the Dexia's plan assets are insurance policies issued by Ethias. The fair value of the related plan assets amounts to respectively EUR 1,016 million as of December 31, 2004 and EUR 1,043 million as of December 31, 2005.

e. Defined contribution plan

Contributions to legal pensions are not included in the amounts. For 2004 and 2005, the amount recognized as an expense for defined contribution plans is respectively EUR 31 million and EUR 30 million.

8.8. Tax liabilities

Analysis by nature	Dec. 31, 2004	Dec. 31, 2005
Current income tax	215	**241**
Operational taxes	112	**86**
Current tax liabilities	327	**327**
Deferred tax liabilities (see note 9.2.)	675	**1,050**
Total	**1,002**	**1,377**

8.9. Other liabilities

	Dec. 31, 2004	Dec. 31, 2005
Other liabilities	4,509	**4,883**
Other liabilities specific to insurance activities	1,874	**2,340**
Total	**6,383**	**7,223**

a. Other liabilities

	Dec. 31, 2004	Dec. 31, 2005
Accrued costs	191	**141**
Deferred income	59	**78**
Subsidies	62	**58**
Other accounts payable	2,582	**3,003**
Other granted amounts received	529	**536**
Salaries and social charges (payable)	487	**531**
Shareholder dividends payable	42	**55**
Long-term construction contracts	0	**1**
Other liabilities	557	**480**
Total	**4,509**	**4,883**

b. Liabilities specific to insurance activities

	Dec. 31, 2004	Dec. 31, 2005
Debts for deposits from assignees	100	**68**
Debts resulting from direct insurance transactions	1,609	**2,194**
Debts resulting from reinsurance transactions	157	**71**
Other insurance liabilities	8	**7**
Total	**1,874**	**2,340**

8.10. Non-current liabilities held for sale

Nil

9

Other notes on the consolidated balance sheet (in millions of EUR)

9.1. Derivatives*

a. Analysis by nature

	Dec. 31, 2005	
	Assets	Liabilities
Derivatives held for trading	21,350	21,308
Derivatives designated as fair value hedges	1,758	10,300
Derivatives designated as cash flow hedges	407	667
Derivatives designated as hedge of a net investment in foreign entities	0	0
Derivatives of portfolio hedge	5,117	5,377
Total	28,632	37,652

b. Detail of derivatives held for trading

	Dec. 31, 2005			
	Notional amount		Assets	Liabilities
	To receive	To deliver		
Foreign exchange derivatives	81,817	79,483	1,488	1,998
Interest rate derivatives	873,693	886,592	19,051	18,443
Equity derivatives	17,345	11,570	715	817
Credit derivatives	75,362	55,982	96	50
Commodity derivatives	0	0	0	0
Total	1,048,217	1,033,627	21,350	21,308

c. Detail of derivatives designated as fair value hedges

	Dec. 31, 2005			
	Notional amount		Assets	Liabilities
	To receive	To deliver		
Foreign exchange derivatives	41,181	41,982	735	1,802
Interest rate derivatives	152,828	153,499	1,023	8,498
Equity derivatives	0	0	0	0
Credit derivatives	0	0	0	0
Commodity derivatives	0	0	0	0
Total	194,009	195,481	1,758	10,300

d. Detail of derivatives designated as cash flow hedges

	Dec. 31, 2005			
	Notional amount		Assets	Liabilities
	To receive	To deliver		
Foreign exchange derivatives	9,898	9,795	140	109
Interest rate derivatives	94,643	97,140	267	558
Equity derivatives	0	0	0	0
Credit derivatives	0	0	0	0
Commodity derivatives	0	0	0	0
Total	104,541	106,935	407	667

(*) As IAS 32&39 were not applied, nor for management nor for reporting purpose in 2004, no 2004 comparative information is published as permitted by IFRS 1. For comparison purpose on notional amounts, please refer to the information available in the Accounts and Reports 2004, disclosure 4.4. page 92.

e. Detail of derivatives of portfolio hedge

	Dec. 31, 2005			
	Notional amount		Assets	Liabilities
	To receive	To deliver		
Foreign exchange derivatives	**2,533**	**2,667**	**87**	**60**
Interest rate derivatives	**416,799**	**414,417**	**5,030**	**5,317**
Total	**419,332**	**417,084**	**5,117**	**5,377**

9.2. Deferred taxes

a. Analysis

	Dec. 31, 2004	Dec. 31, 2005
Net deferred income tax assets (liabilities)	(244)	**(730)**
of which:		
– Deferred income tax liabilities	(675)	**(1,050)**
– Deferred income tax assets	488	**372**
– Impairment on deferred income tax assets	(57)	**(52)**

b. Movements

	2004	2005
As of Dec. 31, 2004	-	**(244)**
Impact of first time application of IAS 32&39 and IFRS 4	*n.a.*	**(243)**
As of Jan. 1	**(280)**	**(487)**
Movements of the year:		
– Statement of income charge/credit	37	**(71)**
– Items directly computed by equity	0	**(174)**
– Effect of change in tax rates – statement of income	0	**(2)**
– Effect of change in tax rates – equity	0	**7**
– Changes in scope of consolidation	(9)	**16**
– Exchange differences	5	**(19)**
– Other movements	3	**0**
As of Dec. 31	**(244)**	**(730)**

Deferred income tax coming from assets of the balance sheet	Dec. 31, 2004	Dec. 31, 2005
Cash, loans and loan loss provisions	34	**(1,091)**
Securities	(16)	**(1,854)**
Derivatives	(38)	**(1,108)**
Investment in associates	(7)	**(16)**
Tangible and intangible fixed assets	(175)	**(186)**
Other assets and liabilities specific to insurance activities	(45)	**(89)**
Other non allocated and not applicable	(22)	**(25)**
Total	**(269)**	**(4,369)**

Deferred income tax coming from liabilities of the balance sheet	Dec. 31, 2004	Dec. 31, 2005
Securities	0	**0**
Derivatives	23	**2,514**
Borrowings, deposits and issuance of debt securities	0	**1,132**
Provisions	29	**11**
Pensions	94	**105**
Other assets and liabilities specific to insurance activities	38	**46**
Tax losses carried forward	331	**311**
Tax credit carried forward	0	**14**
Legal tax free provisions	(319)	**(384)**
Entities with special tax status	(216)	**(197)**
Minority interest, reserves of associates and treasury shares	0	**0**
Other non allocated and not applicable	102	**139**
Total	**82**	**3,691**

c. Expiry date of unrecognized deferred tax assets

Nature	Less than 1 year	1 to 5 years	Over 5 years	Undetermined maturity	Total
Temporary difference				(2)	**(2)**
Tax losses carried forward				(50)	**(50)**
Total	**0**	**0**	**0**	**(52)**	**(52)**

9.3 Insurance contracts

A. Life contracts

As allowed by IFRS 1, no comparative amounts are reported for 2004.

A.1. INCOME AND EXPENSES

Premium income

	Insurance contracts		Investment contracts with DPF*	
	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005
Gross premiums written	285	259	1,841	209
Premiums ceded to reinsurers	(2)	(40)	0	0
Net premium after reinsurance	**283**	**219**	**1,841**	**209**

(*) Discretionary participation feature.

Claims expenses

	Insurance contracts		Investment contracts with DPF	
	Retail 2005	Wholesale 2005	Retail 2005	Wholesale 2005
Gross claims paid	(175)	(111)	(187)	(3)
Claims reserve as of Jan. 1	24	7	0	0
Claims reserve as of Dec. 31	(32)	(10)	(1)	0
Transferred claims reserves	1	0	0	0
Share of reinsurers	2	13	0	1
Net claims incurred	**(180)**	**(101)**	**(188)**	**(2)**

Changes in technical reserves

1 - Change in life insurance reserve

	Insurance contracts		Investment contracts with DPF	
	Retail 2005	Wholesale 2005	Retail 2005	Wholesale 2005
Life insurance reserve as of Jan. 1	2,181	635	3,593	175
Life insurance reserve as of Dec. 31	(2,296)	(710)	(5,466)	(386)
Transferred life insurance reserve	(1)	(34)	0	0
Share of reinsurers in life insurance reserve as of Jan. 1	(47)	(46)	(1)	0
Share of reinsurers in life insurance reserve as of Dec. 31	11	19	1	0
Share of reinsurers in transferred life insurance reserve	36	22	0	0
Net change in life insurance reserve	**(116)**	**(114)**	**(1,873)**	**(211)**

2 - Change in profit sharing reserve

	Insurance contracts		Investment contracts with DPF	
	Retail 2005	Wholesale 2005	Retail 2005	Wholesale 2005
Profit sharing reserve as of Jan. 1	2	4	12	1
Profit sharing reserve as of Dec. 31	(3)	(6)	(21)	(2)
Paid profit share	0	(1)	0	0
Transferred profit sharing reserve	0	0	0	0
Share of reinsurers in profit sharing reserve as of Jan. 1	0	0	0	0
Share of reinsurers in profit sharing reserve as of Dec. 31	0	0	0	0
Share of reinsurers in paid profit share	0	0	0	0
Share of reinsurers in transferred life insurance reserve	0	0	0	0
Net change in profit sharing reserve	**(1)**	**(3)**	**(9)**	**(1)**

Losses resulting from Liability Adequacy Test (LAT)

Nil

A.2. ASSETS AND LIABILITIES

Gross reserves

	Insurance contracts		Investment contracts with DPF	
	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005
Life insurance reserve local GAAP	2,296	710	5,466	386
Additional reserves due to results of LAT (Liability Adequacy Test)	0	0	0	0
Additional reserves due to shadow accounting adjustments	5	15	44	4
Additional reserves due to results of IAS 39	0	0	0	0
Total life insurance reserve	2,301	725	5,510	390
Claims reserves	32	10	1	0
Other technical reserves	3	6	21	2
Total gross reserves	**2,336**	**741**	**5,532**	**392**

Share of reinsurers

	Insurance contracts		Investment contracts with DPF	
	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005
Share of reinsurers in life insurance reserve	11	19	1	0
Share of reinsurers in claims reserves	2	2	0	0
Share of reinsurers in other technical reserves	1	0	0	0
Total share of reinsurers	**14**	**21**	**1**	**0**

Discretionary participation feature included in equity

	Investment contracts with DPF	
	Retail Dec. 31, 2005	Wholesale Dec. 31, 2005
Net discretionary participation feature included in equity	374	59

Reconciliation of changes in life insurance reserve

	Contracts gross amount	Reinsurance amount	Net amount
Life insurance reserve as of Dec. 31, 2004	**6,584**	**94**	**6,490**
FTA impacts (IFRS 4 shadow adjustments)	30	0	30
Additional reserves originated during the period	2,370	(54)	2,424
Additional reserves due to shadow adjustments	38	0	38
Claims paid	(522)	(16)	(506)
Results on death and on life	11	9	2
Attribution of technical interest	244	1	243
Other changes	171	(3)	174
Life insurance reserve as of Dec. 31, 2005	**8,926**	**31**	**8,895**

B. Nonlife contracts

B.1. INCOME AND EXPENSES

Premium income

	2005
Gross premiums written	**367**
Premiums ceded to reinsurer	**(26)**
Net premiums after reinsurance (A)	341
Change in gross unearned premium reserves (UPR)	**(2)**
Share of reinsurers in change of unearned premium reserve (UPR)	**0**
Change in net unearned premium reserve (UPR) (B)	(2)
Total net earned premiums (A)+(B)	339

Claims expenses

	2005
Gross claims paid	**(189)**
Claims reserve as of Jan. 1, 2005	**575**
Claims reserve as of Dec. 31, 2005	**(600)**
Transferred claims reserves	**0**
Share of reinsurers	**10**
Net claims incurred	**(204)**

Change in other nonlife insurance reserve

	2005
Other nonlife insurance reserves as of Jan. 1, 2005	**16**
Other nonlife insurance reserves as of Dec. 31, 2005	**(17)**
Transferred other nonlife insurance reserves	**0**
Share of reinsurers in other nonlife insurance reserves as of Jan. 1, 2005	**(1)**
Share of reinsurers in other nonlife insurance reserves as of Dec. 31, 2005	**1**
Share of reinsurers in transferred other nonlife insurance reserve	**0**
Net changes in insurance liabilities	**(1)**

Losses resulting from liability aqueday test (LAT)

Nil

B.2. ASSETS AND LIABILITIES

Gross reserves

	Dec. 31, 2005
Claim reserves	**543**
Reserves unallocated loss adjustment expenses (ULAE)	**28**
Premium deficiency reserves (nonlife LAT)	**0**
Incurred but not reported (IBNR)	**29**
Total claim reserves	600
Other technical reserves	**17**
Unearned premium reserve (UPR)	**85**
Total gross reserves	**702**

Share of reinsurers

	Dec. 31, 2005
Share of reinsurers in claims reserves	**83**
Share of reinsurers in reserves ULAE	**0**
Share of reinsurers in IBNR	**0**
Share of reinsurers in total claims reserve	**83**
Share of reinsurers in other technical reserves	**1**
Share of reinsurers in UPR	**2**
Total share of reinsurers	**86**

Reconciliation of changes in claims reserves

	2005		
	Gross amount	Reinsurance amount	Net amount
Claims reserves on as of Jan. 1, 2005	**575**	**87**	**488**
Claims paid on previous years	(46)	2	(48)
Change in claim charges on previous years	(82)	(16)	(66)
Liabilities on claims current year	153	10	143
Claims reserves as of Dec. 31, 2005	**600**	**83**	**517**

Claims development

Runoff triangle total costs (gross figures)

	Occurrence year					
Liquidation year	Previous	2001	2002	2003	2004	2005
2000	530					
2001	379	196				
2002	271	108	205			
2003	227	68	118	207		
2004	179	49	74	116	238	
2005	156	38	59	69	121	253

9.4. Related parties transactions

A. Related party transactions

	Directors and key management personnel		Entities with joint control or significant influence over the entity [1]		Subsidaries		Associates		Joint ventures in which the entity is a venturer	
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
Loans [2]	0	1	74	316	0	2	153	193	18	16
Interest income	0	0	3	6	0	0	2	5	1	1
Deposits	2	16	144	344	2	23	59	95	18	38
Interest expense	0	0	(2)	(5)	0	0	(2)	(2)	(1)	(1)
Commission paid	0	0	0	0	0	0	(10)	(11)	0	0
Guarantees issued and commitments provided by the Group [3]	0	0	0	0	1	1	108	194	2	7

(1) We refer here to the main shareholders of Dexia (2004-2005) : Arcofin, Holding Communal, Caisse des dépôts et consignations.
(2) Loans to key management personnel were granted at general market conditions.
(3) Unused lines granted.

No provisions were recorded on loans given to related parties. Dexia Group entered no investment transactions exceeding EUR 25 million with related parties.

B. Key management compensations

	Dec. 31, 2004	Dec. 31, 2005
Short-term benefits	7	**8**
Post-employment benefits	4	**4**
Other long-term benefits	0	**0**
Termination benefits	0	**0**
Share-based payments	1	**1**

Details per person is reported in the Management Report on page 35.

Short-term benefits include the salaries, bonuses and other advantages.
Post-employment benefits include the service cost calculated in accordance with IAS 19.
Share-based payments include the cost of stock options and the discount given on capital increase allowed to the key management.

9.5. Securitization

In Dexia Group, only Dexia Bank Belgium has three securitization vehicles: Atrium-1, Atrium-2 and MBS. This latter has two compartments.

Total assets of those vehicles amount respectively EUR 496 million and EUR 332 million as of December 31, 2004 and December 31, 2005.

Atrium-1 is a securitization transaction of social housing loans pursuant to a long-term credit facility between BACOB (currently merged into Dexia Bank Belgium) and Domus Flandria NV (the borrower) and guaranteed by the Flemish Region. The guarantee of the Flemish Region was transferred to the special purpose vehicle (SPV). The original size of the transaction was EUR 188 million. Two classes of fixed-rate notes were issued on April 30, 1996, both carrying a Moody's rating equal to that of the Flemish government (initially Aa2, currently Aa1). As of December 31, 2005 EUR 127.3 million is still outstanding.

Atrium-2 is a securitization transaction of social housing loans pursuant to a long term credit facility between BACOB (currently merged into Dexia Bank Belgium) and Domus Flandria NV (the borrower) and guaranteed by the Flemish Region. The guarantee of the Flemish Region was transfered to the SPV. The original size of the transaction was EUR 129.3 million. Two classes of fixed-rate notes were issued on June 19,1997, both carrying a Moody's rating equal to that of the Flemish government (initially Aa2, currently Aa1). As of December 31, 2005 EUR 91.7 million is still outstanding.

MBS-3 is a securitization transaction of Belgian residential mortgage loans. The transaction, which had an original outstanding amount of EUR 371.8 million was launched on November 24, 1997. Four floating-rate tranches of obligations were issued, three senior classes (called class A1 through A3 and rated Aaa/AAA by Moody's and Fitch) and one junior class (called class B and rated A3/A by Moody's and Fitch). As of December 31, 2005 there is still EUR 39.8 million outstanding. There is EUR 35.3 million outstanding under class A3 and EUR 4.6 million under class B (currently rated Aa1/AA by Moody's and Fitch).

MBS-4 is a securitization transaction of Belgian residential mortgage loans. The transaction, which had an original outstanding amount of EUR 272.7 million, was launched on November 25, 1998. Four floating-rate tranches of obligations were issued, three senior classes (called class A1 through A3 and rated Aaa/AAA by Moody's and Fitch) and one junior class (called class B and rated A3/A by Moody's and Fitch). As of December 31, 2005 there is still EUR 73.5 million outstanding. There is EUR 67.8 million outstanding under class A3 and EUR 5.6 million under class B (currently rated Aa1/AA by Moody's and Fitch).

9.6. Acquisitions and disposals of consolidated companies

a) Main acquisitions

There were no significant acquisitions in 2004 and 2005.

b) Main disposals

Year 2004
The group *Société Monégasque de Banque Privée* (SMBP) was sold end September 2004.
The Kempen Group was sold in November 2004.

Year 2005
On December 1, 2005 the Group disposed of 100% of the share capital of Eural Banque d'épargne SA.

The assets and liabilities disposed are as follows:	2004		2005
	SMBP	Kempen	Eural
Cash and cash equivalents	7	352	**107**
Due from banks	66	38	**355**
Loans and advances to customers	22	283	**758**
Loans and securities available for sale	18	6	**1,394**
Positive value of derivatives	0	0	**55**
Other assets	12	69	**19**
Due to banks	(5)	(251)	**(22)**
Customer borrowings and deposits	(100)	(371)	**(1,363)**
Negative value of derivatives	0	0	**(77)**
Debt securities	0	0	**(1,091)**
Other liabilities	(1)	(77)	**(47)**
Net assets [1]	**19**	**49**	**88**
Proceeds from sale (in cash)	23	85	**121**
Less: cash and cash equivalents in subsidiary sold	(7)	(352)	**(107)**
Net cash inflow on sale	**16**	**(267)**	**14**

(1) Eural: including EUR 39 million gains ad losses not recognized in the statement of income (AFS reserve).

9.7. Equity

By category of share

	2004	2005
Number of shares authorized and not issued	671,745,919	**660,445,892**
Number of shares issued and fully paid	1,145,261,366	**1,107,469,030**
Number of shares issued and not fully paid	0	**0**
Value per share	no nominal value	**no nominal value**
Outstanding as of Jan. 1	1,175,224,180	**1,145,261,366**
Number of shares issued	9,318,223	**14,094,529**
Number of shares cancelled	(39,281,037)	**(51,886,865)**
Outstanding as of Dec. 31	1,145,261,366	**1,107,469,030**
Rights, preferences and restrictions, including restrictions on the distribution of dividends and the repayment of capital	0	**0**
Number of treasury shares [1]	40,050,935	**20,550,020**
Number of shares reserved for issue under options and contracts for the sale of share	1,144,080	**819,344**

(1) Mainly purchased by Dexia SA and also, to a lesser extent, shares bought by Dexia Crédit Local to cover 1999's SOP.

9.8. Share-based payments

Stock option plans settled in Dexia shares	Dec. 31, 2004 Number of Options [1]	Dec. 31, 2005 Number of Options [1]
Outstanding at beginning of period	43,256,166	**51,939,550**
Granted during the period	10,184,074	**10,184,922**
Forfeited during the period	0	**(285,500)**
Exercised during the period [2]	(1,500,690)	**(5,386,628)**
Expired during the period	0	**0**
Outstanding at the end of the period	51,939,550	**56,452,344**
Exercisable at the end of the period	7,572,859	**25,238,988**

(1) Outstanding options also include the call options granted to DCL's employees in 1999.
(2) The weighted average exercise price for 2004 and 2005 was respectively EUR 11.99 and EUR 13.60 per share.

	Dec. 31, 2004			Dec. 31, 2005		
Range of exercise prices *(EUR)*	Number of outstanding options	Weighted-average exercise price (EUR)	Weighted-average remaining contractual life (year)	Number of outstanding options	Weighted-average exercise price (EUR)	Weighted-average remaining contractual life (year)
5.95 - 8.10	378,650	7.47	2.21	**249,474**	**7.13**	**1.25**
10.97 - 11.37	11,202,496	11.27	7.99	**10,853,596**	**11.27**	**7.14**
11.88 - 13.66	21,554,426	12.68	8.25	**20,598,219**	**12.33**	**7.4**
13.81 - 14.58	7,077,206	14.47	5.09	**4,926,021**	**14.3**	**4.11**
15.17 - 15.88	3,157,248	15.17	2.31	**1,506,588**	**15.17**	**1.98**
17.23 - 17.86	8,569,524	0	6.72	**8,133,524**	**17.86**	**5.7**
18.03 - 18.20	0	0		**10,184,922**	**0**	**9.41**

Stock option plans settled in Dexia shares	Plan 2004	Plan 2005
Grant Date	23/07/04	**30/06/05**
Number of instruments granted	10,184,074	**10,184,922**
Exercise price	13.56	**18.03**
Share price at the date of grant	13.47	**18.21**
Contractual life (years)	10 years	**10 years**
Vesting conditions	See note 1	**See note 2**
Settlement	Dexia shares	**Dexia shares**
Fair value per granted instrument at grant date	1.95/1.83	**2.16**
Valuation Model	See note 3	**See note 3**

(1) The Stock Option Plan 2004 was composed of one sub-plan having vesting conditions of four years and another sub-plan which was vested immediately.
(2) In 2005, Dexia's Stock Option Plan changed when possible by local law in order to harmonize the conditions within the Group. The vesting conditions are the following: 40% is vested immediately, 20% is yearly vested over the next 3 years.
(3) For the stock option plan offered towards Dexia's employees Dexia used the fair value obtained from a non-related third party.

	Dec. 31, 2004	Dec. 31, 2005
Equity-settled arrangements	24	**26**
Cash-settled arrangements[1]	19	**15**
Arrangements with settlement alternatives	0	**0**
Total expenses	**43**	**41**
Liabilities for cash-settled arrangement[1]	91	**99**
Liabilities for arrangements with settlement alternatives	0	**0**
Total liabilities	**91**	**99**

(1) Performance share plan of FSA

Performance shares granted by FSA

Through 2004, performance shares were awarded under the 1993 Equity Participation Plan (the "1993 Equity Plan"). The 1993 Equity Plan authorizes the discretionary grant of performance shares by the Human Resources Committee to key employees. The amount earned for each performance share depends on the attainment of certain growth rates of adjusted book value and book value per outstanding share over a three-year period.

At the election of the participant at the time of award, growth rates may be determined including or excluding realized and unrealized gains and losses on the Investment Portfolio, except that performance shares issued after January 1, 2005 exclude the impact of unrealized gains and losses on the investment portfolio. No payout occurs if the compound annual growth rate of adjusted book value and book value per outstanding share is less than 7%, and a 200% payout occurs if the compound annual growth rate is 19% or greater. Payout percentages are interpolated for compound annual growth rates between 7% and 19%.

In 2005, FSA adopted a new 2004 Equity Participation Plan (the "2004 Equity Plan") that continues the incentive compensation program formerly provided under the company's 1993 Equity Participation. The 2004 Equity Plan provides for performance share units comprised 90% of performance shares (which provide for payment based upon the FSA's performance over specified three-year performance cycles as described above) and 10% of shares of Dexia SA restricted stock. The Dexia SA restricted share component is a fixed plan, where FSA purchases Dexia SA shares and establishes a prepaid expense for the amount paid which is amortized over a 2.5 and 3.5 year service period. In the first quarter of 2005, FSA purchased shares for USD 4.4 million, which is being amortized over the employees' vesting period.

FSA shares	Outstanding at beginning of period	Granted during the period	Earned during the period	Forfaited during the period	Outstanding at end of period	Share price at date of grant (in USD)
2004	1,280,632	349,506	398,292	20,038	1,211,808	109.71
2005	1,211,808	330,957	313,987	24,434	1,204,344	131.3

9.9. Minority interests – Core equity

As of Jan. 1, 2004	**488**	
- Issuance of subscribed capital	3	
- Dividends	(62)	
- Change in scope of consolidation	(6)	Note 1
- Net income for the period	69	
- Other	(1)	
As of December 31, 2004	**491**	
Impact of first-time application of IAS 32&39 and IFRS 4	(57)	Note 2
As of Jan.1, 2005	**434**	
- Capital increase	717	Note 3
- Dividends	(25)	
- Net income for the period	55	
- Change in scope of consolidation	(45)	Note 4
As of December 31, 2005	**1,136**	

(1) The change in scope of consolidation of 2004 includes a decrease due to the sale of Dexia Generali Santé for EUR - 4 million and the purchase of minority interests in Particuliere Begeleiding and Advisering (PBA BV) for EUR -2 million;

(2) Within this amount of EUR -57 million, EUR -33 million is due to the following reason: Dexia Credit Local has signed contracts to buy the shares held by the directors of Financial Security Assurance Holdings Ltd (FSA) at a price based on a formula. The contracts cover the remaining 2% of FSA not held by the Group. This firm commitment was valued on January 1, 2005 in accordance with IAS 32 and recognized as a debt in Dexia financial statements for EUR 72 million. Minority interets relating to this debt were cancelled for their part (EUR 33 million), the remaining value of the debt was withdrawn from shareholder's core equity (EUR 39 million). As of December 31, 2005, the value of the debt was EUR 94 million, split between minority interests for EUR 43 million and group equity for EUR 51 million.

(3) Dexia Crédit Local issued on November 18, 2005 undated deeply subordinated non-cumulative Notes for EUR 700 million. The prospectus of which may be obtained on demand. The notes bear interest on their current principal amount at a fixed rate of 4.300% for the first 10 years, then, if not called, bear interest at a floating rate equal to 3-month Euribor plus a margin of 1.730% per annum payable on a quarterly basis. The payment of interest on the notes may, or in certain circumstances shall, be suspended. In some circumstances, the principal amount may also be reduced according to the loss absorption mechanism.
Any interest not paid on the notes will be lost and will therefore no longer be due and payable by the issuer.
In application of IAS 32, the notes are recognized in equity as the payments of interest are non cumulative and made at the discretion of the issuer. As those notes were issued by Dexia Crédit Local and not directly by Dexia SA, they are accounted for as minority interests in Dexia financial statements.

(4) The change in scope of consolidation in 2005 includes the purchase by FSA of remaining minority interests in FSA International ltd for EUR 40 million, without impact in group equity and the change in value of the debt relating to FSA for EUR 5 million (see note 2), deducted from minority interests. The impact on group equity of debt revaluation is EUR -7 million.

9.10. Contribution by activity

		As of Dec. 31, 2004				As of Dec. 31, 2005			
		Banking and other activities	FSA	Other insurance*	Total	Banking and other activities	FSA	Other insurance*	Total
I.	Cash and balances with central banks	3,717	0	0	3,717	**3,444**	**0**	**0**	**3,444**
II.	Due from banks	40,262	71	98	40,431	**70,041**	**402**	**88**	**70,531**
III.	Loans and advances to customers	167,156	451	344	167,951	**192,014**	**76**	**312**	**192,402**
IV.	Loans and securities held for trading	9,873	0	4,879	14,752	**15,655**	**0**	**0**	**15,655**
V.	Loans and securities designated at fair value	0	0	0	0	**7,848**	**257**	**5,760**	**13,865**
VI.	Loans and securities available for sale	108,738	9,924	7,426	126,088	**140,133**	**15,857**	**10,214**	**166,204**
VII.	Loans and securities held to maturity	2,819	0	0	2,819	**3,217**	**0**	**0**	**3,217**
VIII.	Positive value of derivatives	20,640	76	3	20,719	**28,426**	**201**	**5**	**28,632**
IX.	Fair value revaluation of portfolio hedge	0	0	0	0	**1,659**	**0**	**0**	**1,659**
X.	Investments in associates	674	76	7	757	**724**	**47**	**7**	**778**
XI.	Tangible fixed assets	1,591	2	40	1,633	**2,129**	**27**	**29**	**2,185**
XII.	Intangible assets and goodwill	567	12	138	717	**581**	**13**	**141**	**735**
XIII.	Tax assets	631	71	44	746	**520**	**74**	**8**	**602**
XIV.	Other assets	7,060	925	450	8,435	**7,226**	**1,205**	**385**	**8,816**
XV.	Non-current assets held for sale	22	0	0	22	**36**	**0**	**0**	**36**
Total assets		**363,750**	**11,608**	**13,429**	**388,787**	**473,653**	**18,159**	**16,949**	**508,761**
I.	Due to banks	88,805	4	21	88,830	**134,768**	**0**	**25**	**134,793**
II.	Customer borrowings and deposits	83,473	5,875	8	89,356	**96,858**	**0**	**521**	**97,379**
III.	Liabilities held for trading	2,088	0	0	2,088	**3,813**	**0**	**0**	**3,813**
IV.	Liabilities designated at fair value	0	0	0	0	**0**	**13,010**	**5,012**	**18,022**
V.	Negative value of derivatives	24,309	42	2	24,353	**37,627**	**25**	**0**	**37,652**
VI.	Fair value revaluation of portfolio hedge	0	0	0	0	**966**	**0**	**0**	**966**
VII.	Debt securities	143,606	1,763	0	145,369	**175,602**	**83**	**0**	**175,685**
VIII.	Subordinated and convertible debt	5,034	0	8	5,042	**4,932**	**0**	**53**	**4,985**
IX.	Technical provisions of insurance companies	0	105	12,413	12,518	**0**	**142**	**9,704**	**9,846**
X.	Provisions and other obligations	1,040	0	206	1,246	**1,074**	**0**	**246**	**1,320**
XI.	Tax liabilities	846	108	48	1,002	**1,027**	**182**	**168**	**1,377**
XII.	Other liabilities	4,170	1,817	396	6,383	**4,433**	**2,371**	**419**	**7,223**
XIII.	Non-current liabilities held for sale	0	0	0	0	**0**	**0**	**0**	**0**
Total liabilities		**353,371**	**9,714**	**13,102**	**376,187**	**461,100**	**15,813**	**16,148**	**493,061**

* The heading "Other insurance" includes mainly Dexia Insurance Belgium Group.

	As of Dec. 31, 2004				As of Dec. 31, 2005			
	Banking and other activities	FSA	Other insurance*	Total	Banking and other activities	FSA	Other insurance*	Total
Interest margin	3,162	140	304	3,606	**3,124**	**178**	**348**	**3,650**
Dividend income	65	0	29	94	**79**	**1**	**49**	**129**
Net income from associates	63	1	1	65	**82**	**6**	**1**	**89**
Net trading income and net result of hedge accounting	145	25	7	177	**163**	**6**	**(15)**	**154**
Net income on investments	286	0	21	307	**410**	**8**	**84**	**502**
Net commission	1,057	(3)	(6)	1,048	**1,138**	**(5)**	**39**	**1,172**
Technical margin of insurance activities	0	317	(27)	290	**0**	**329**	**(121)**	**208**
Other net income	32	0	4	36	**87**	**0**	**(15)**	**72**
Income	**4,810**	**480**	**333**	**5,623**	**5,083**	**523**	**370**	**5,976**
Staff expense	(1,417)	(44)	(82)	(1,543)	**(1,458)**	**(45)**	**(83)**	**(1,586)**
General and administrative expense	(822)	(13)	(51)	(886)	**(888)**	**(24)**	**(63)**	**(975)**
Network costs	(299)	0	(54)	(353)	**(311)**	**0**	**(55)**	**(366)**
Depreciation & amortization	(210)	(5)	(10)	(225)	**(231)**	**(2)**	**(14)**	**(247)**
Deferred acquisition costs	0	(50)	0	(50)	**0**	**(55)**	**0**	**(55)**
Costs	**(2,748)**	**(112)**	**(197)**	**(3,057)**	**(2,888)**	**(126)**	**(215)**	**(3,229)**
Gross operating income	**2,062**	**368**	**136**	**2,566**	**2,195**	**397**	**155**	**2,747**
Impairment on loans and provisions for credit commitments	(213)	(12)	(1)	(226)	**(31)**	**(20)**	**(1)**	**(52)**
Impairment on tangible and intangible assets	(1)	0	0	(1)	**0**	**0**	**0**	**0**
Impairment on goodwill	(19)	0	0	(19)	**0**	**0**	**0**	**0**
Net income before tax	**1,829**	**356**	**135**	**2,320**	**2,164**	**377**	**154**	**2,695**
Tax expense	(305)	(80)	(44)	(429)	**(467)**	**(104)**	**(31)**	**(602)**
Net income	**1,524**	**276**	**91**	**1,891**	**1,697**	**273**	**123**	**2,093**
Attributable to minority interest	54	11	4	69	**43**	**11**	**1**	**55**
Attributable to shareholders of the company	1,470	265	87	1,822	**1,654**	**262**	**122**	**2,038**

* The heading "Other insurance" includes mainly Dexia Insurance Belgium Group.

The contribution to financial statements is presented under IFRS after elimination of intercompany balances and transactions, and therefore does not correspond to the published financial statements of FSA, which is published under US GAAP, nor those of DIB, that publishes under Belgian GAAP.

9.11. Exchange rates

		Dec. 31, 2004		Dec. 31, 2005	
		Closing rate	Average rate	Closing rate	Average rate
Australian Dollar	AUD	1.7459	1.6939	**1.6113**	**1.6277**
Canadian Dollar	CAD	1.6416	1.6170	**1.3728**	**1.4991**
Swiss Franc	CHF	1.5429	1.5439	**1.5541**	**1.5475**
Koruna (Czech republic)	CZK	30.4640	31.9064	**28.9839**	**29.7804**
Danish Krone	DKK	7.4388	7.4395	**7.4598**	**7.4524**
Euro	EUR	1	1	**1**	**1**
Pound Sterling	GBP	0.7051	0.6795	**0.6852**	**0.6831**
Hong Kong Dollar	HKD	10.5881	9.7090	**9.1426**	**9.6396**
Forint	HUF	245.9700	250.6258	**252.8001**	**248.5968**
Shekel	ILS	5.8630	5.5634	**5.4272**	**5.5674**
Yen	JPY	139.6500	134.1192	**138.8567**	**136.9703**
Mexican Peso	MXN	15.0846	14.0067	**12.5787**	**13.4915**
Norwegian Krone	NOK	8.2365	8.3676	**7.9807**	**7.9999**
New Zealand Dollar	NZD	1.8871	1.8746	**1.7266**	**1.7619**
Swedish Krona	SEK	9.0206	9.1259	**9.3909**	**9.3017**
Singapore Dollar	SGD	2.2262	2.1031	**1.9612**	**2.0630**
US Dollar	USD	1.3621	1.2466	**1.1790**	**1.2395**

10

Notes on the consolidated off-balance-sheet items (in millions of EUR)

10.1. Regular way trade

	Dec. 31, 2005
Loans to be delivered and purchases of assets	**11,652**
Borrowings to be received and sales of assets	**14,795**

10.2. Guarantees

	Dec. 31, 2005
Guarantees given to credit institutions	**82,958**
Guarantees given to customers	**22,677**
Guarantees received from credit institutions	**44,957**
Guarantees received from customers	**65,873**

10.3. Loan commitments

	Dec. 31, 2005
Unused lines granted to credit institutions	**2,697**
Unused lines granted to customers	**45,616**
Unused lines obtained from credit institutions	**3,967**
Unused lines obtained from customers	**0**

10.4. Other commitments

	Dec. 31, 2005
Insurance activity – Commitments given	**582,144**
Insurance activity – Commitments received	**159,897**
Banking activity – Commitments given	**153,559**
Banking activity – Commitments received	**98,314**

11

Notes on the consolidated statement of income (in millions of EUR)

11.1. Interest income – Interest expense

	Dec. 31, 2004	Dec. 31, 2005
Interest income	**57,188**	**56,049**
a) interest income of assets not at fair value	**11,979**	**14,531**
Cash and balances with central banks	48	**60**
Due from banks	893	**1,719**
Loans and advances to customers	7,067	**7,197**
Loans and securities available for sale	3,596	**5,103**
Loans and securities held to maturity	79	**170**
Interest on impaired assets	72	**40**
Other	224	**242**
b) interest income of assets at fair value	**45,209**	**41,518**
Loans and securities held for trading	822	**463**
Loans and securities designated at fair value	0	**189**
Derivatives	44,387	**40,866**
Interest expense	**(53,582)**	**(52,399)**
a) interest expense of liabilities not at fair value	**(8,741)**	**(11,199)**
Due to banks	(1,885)	**(3,126)**
Customer borrowings and deposits	(1,826)	**(2,018)**
Debt securities	(4,772)	**(5,786)**
Subordinated and convertible debt	(249)	**(261)**
Interest on preferred shares and hybrid capital	0	**0**
Other	(9)	**(8)**
b) interest expense of liabilities at fair value	**(44,841)**	**(41,200)**
Liabilities held for trading	(276)	**(51)**
Liabilities designated at fair value	0	**(318)**
Derivatives	(44,565)	**(40,831)**
Net interest income	**3,606**	**3,650**

11.2. Dividend income

	Dec. 31, 2004	Dec. 31, 2005
Financial assets available for sale	82	**121**
Financial assets trading	12	**2**
Financial assets designated at fair value	0	**6**
Total	**94**	**129**

11.3. Net income from associates

	Dec. 31, 2004	Dec. 31, 2005
Income from associates before tax	95	**125**
Share of tax	(28)	**(36)**
Impairment on goodwill	(2)	**0**
Total	**65**	**89**

FSA impaired the goodwill on its "Select Portfolio Servicing" subsidiary in 2004 due to lower return than expected.

11.4. Net trading income and net result of hedge accounting

	Dec. 31, 2004	Dec. 31, 2005
Foreign exchange net income	150	**67**
Revaluation of assets at fair value in FVH hedge [1]	76	**2,452**
Revaluation of liabilities at fair value in FVH hedge	0	**522**
Change in own credit risk	0	**0**
Other activities from trading and hedging [1]	(49)	**(2,887)**
Total	**177**	**154**

All interests received and paid on all assets, liabilities and derivatives are recorded in the interest margin, as required by IFRS. Therefore, the net trading income and net result of hedge accounting include only the change of clean value of derivatives, the revaluation of assets and liabilities in a hedge relationship and the revaluation of trading portfolio. This heading therefore includes the inefficiency of all hedge relationships.

The item "Other activities from trading and hedging" includes results on trading derivatives, hedging derivatives and, in case of rupture of cash flow hedge relationship, the accumulated CFH reserve related to those derivates. This item also includes net result on portfolio hedge.

(1) 2004 amounts only include revaluation of trading financial instruments as IAS 39 was not yet applicable.

11.5. Net income on investments

	Dec. 31, 2004	Dec. 31, 2005
Gains on loans	79	**61**
Gains on loans and securities available for sale	421	**592**
Gains on loans and securities held to maturity	0	**0**
Gains on tangible fixed assets [1]	37	**37**
Gains on intangible fixed assets	1	**0**
Gains on assets and liabilities held for sale	0	**0**
Gains on liabilities [2]	0	**25**
Other gains	0	**0**
Total Gains	**538**	**715**
Losses on loans	(6)	**(48)**
Losses on loans and securities - available for sale	(250)	**(183)**
Losses on loans and securities - held to maturity	0	**0**
Losses on tangible fixed assets	(7)	**(5)**
Losses on intangible fixed assets	0	**(1)**
Losses on assets and liabilities held for sale	0	**0**
Losses on liabilities [2]	(1)	**(23)**
Other losses	(2)	**0**
Total Losses	**(266)**	**(260)**
Net impairment	**35**	**47**
Total	**307**	**502**

(1) In 2004, gains on tangible fixed asssets mainly include gains on sales of Dexia Banque Privée France and Crediop buildings while in 2005, gains were made by Dexia Bank Belgium and Dexia Crédit Local.
(2) Result on debt management by Dexia Kommunalbank Deutschland.

Impairment on securities

	Specific Risk		
	Allowances	Write-backs	Total
As of December 31, 2004			
Securities held to maturity	0	0	**0**
Securities available for sale	(109)	144	**35**
Total	**(109)**	**144**	**35**
As of December 31, 2005			
Securities held to maturity	0	0	**0**
Securities available for sale	(37)	84	**47**
Total	**(37)**	**84**	**47**

11.6. Commission income and expense

	Dec. 31, 2004			Dec. 31, 2005		
	Income	Expense	Net	Income	Expense	Net
Management of unit trusts and mutual funds	359	(28)	331	**380**	**(26)**	**354**
Administration of unit trusts and mutual funds	185	(12)	173	**257**	**(36)**	**221**
Insurance activity	43	(7)	36	**38**	**(1)**	**37**
Credit activity	87	(16)	71	**71**	**(17)**	**54**
Purchase and sale on securities	94	(17)	77	**85**	**(19)**	**66**
Purchase and sale on unit trusts and mutual funds	68	(22)	46	**92**	**(20)**	**72**
Payment services	131	(28)	103	**133**	**(27)**	**106**
Commissions to not exclusive brokers[1]	29	(37)	(8)	**38**	**(10)**	**28**
Financial engineering	21	0	21	**29**	**(1)**	**28**
Services on securities other than safekeeping	37	(7)	30	**33**	**(10)**	**23**
Custody	60	(19)	41	**55**	**(11)**	**44**
Issues and placements of securities	90	(10)	80	**91**	**(24)**	**67**
Private banking	28	0	28	**31**	**0**	**31**
Clearing and settlement	6	(12)	(6)	**7**	**(12)**	**(5)**
Other	37	(12)	25	**57**	**(11)**	**46**
Total	**1,275**	**(227)**	**1,048**	**1,397**	**(225)**	**1,172**

(1) The variation comes from the fact that direct commissions paid relating to financial products are capitalized as from Jan. 1, 2005 (IAS 39), in the related products and amortized in the interest margin.

11.7. Technical margin of insurance activities

Income in the technical margin	Dec. 31, 2004	Dec. 31, 2005
Premiums and contributions received	3,645	**3,763**
Allowance charges – intervention of reinsurers	161	**27**
Changes in technical reserves – part of reinsurers	221	**(5)**
Other technical income	293	**168**
Income	**4,320**	**3,953**

Expenses in the technical margin	Dec. 31, 2004	Dec. 31, 2005
Premiums received transferred to reinsurers	(583)	**(544)**
Premiums and contributions paid	(116)	**(122)**
Allowance charges	(1,175)	**(668)**
Change in technical reserves	(2,125)	**(2,375)**
Other technical expenses	(31)	**(36)**
Expenses	**(4,030)**	**(3,745)**
Total	**290**	**208**

11.8. Other net income

	Dec. 31, 2004	Dec. 31, 2005
Exploitation taxes	0	**1**
Rental income	21	**27**
Other banking income	0	**1**
Other income on other activities	401	**196**
Other income	**422**	**225**
Exploitation taxes	0	**(22)**
Other banking expenses	0	**(2)**
Other expense on other activities	(386)	**(129)**
Other expense	**(386)**	**(153)**
Total	**36**	**72**

Other income and expense include construction activities, IT and software services and other non-banking and non-insurance activities performed in the Group.

11.9. Staff expense

	Dec. 31, 2004	Dec. 31, 2005
Wages and salaries	1,014	**1,047**
Social security and insurance costs	286	**286**
Pension costs – defined benefit plans	78	**100**
Pension costs – defined contribution plans	31	**30** [1]
Other post retirement benefits	7	**0**
Stock compensation expense	43	**41** [2]
Long term employee benefits	16	**3**
Restructuring expenses	0	**(3)**
Other expenses	68	**82**
Total	**1,543**	**1,586**

(1) See note 8.7.e.
(2) See note 9.8

	Dec. 31, 2004			Dec. 31, 2005		
(Average FTE)	Fully consolidated	Proportionally consolidated	Total	Fully consolidated	Proportionally consolidated	Total
Senior Executives	476	1	477	**497**	**1**	**498**
Employees	19,143	3	19,146	**19,363**	**3**	**19,366**
Other	24	1	25	**26**	**1**	**27**
Total	**19,643**	**5**	**19,648**	**19,886**	**5**	**19,891**

(Average FTE) as of Dec. 31, 2005	France	Belgium	Luxembourg	Italy	Spain	Other Europe	USA	Other non Europe	Total Dexia
Senior Executives	85	286	65	4	2	27	21	8	**498**
Employees	2,424	10,433	3,184	268	208	2,149	524	176	**19,366**
Other	0	7	0	0	2	4	7	7	**27**
Total	**2,509**	**10,726**	**3,249**	**272**	**212**	**2,180**	**552**	**191**	**19,891**

11.10. General and administrative expense

	Dec. 31, 2004	Dec. 31, 2005
Occupancy	(119)	**(100)**
Operating leases	(48)	**(87)**
Professional fees	(155)	**(117)**
Marketing advertising and public relations	(61)	**(88)**
Technology and system costs	(134)	**(143)**
Software costs and research and development costs	(71)	**(48)**
Repair and maintenance expenses	(13)	**(12)**
Restructuring costs other than staff	(4)	**(3)**
Insurance (except related to pension)	(29)	**(29)**
Transportation of mail and valuable	(23)	**(44)**
Operational taxes	(66)	**(81)**
Other general and administrative expense	(163)	**(223)**
Total	**(886)**	**(975)**

11.11. Depreciation and amortization

	Dec. 31, 2004	Dec. 31, 2005
Depreciation on investment property	(56)	**(65)**
Depreciation on property plant and equipment	(20)	**(22)**
Depreciation on other tangible assets	(87)	**(60)**
Amortization of intangible assets	(62)	**(100)**
Total	**(225)**	**(247)**

11.12. Impairment on loans and provisions for credit commitments

Collective impairment	Dec. 31, 2004			Dec. 31, 2005		
	Allowances	Write backs	Total	Allowances	Write backs	Total
Loans	(46)	99	53	(175)	175	**0**
Credit enhancement (collective reserve)	(12)	22	10	(6)	0	**(6)**
Total	**(58)**	**121**	**63**	**(181)**	**175**	**(6)**

Specific impairment	Dec. 31, 2004				
	Allowances	Write-backs	Losses	Recoveries	Total
Due from banks	0	1	0	0	**1**
Loans to customers	(298)	150	(51)	1	**(198)**
Other receivables[1]	(1)	0	0	0	**(1)**
Commitments	(83)	14	0	0	**(69)**
Credit enhancement (specific reserve)	(22)	37	(37)	0	**(22)**
Total	**(404)**	**202**	**(88)**	**1**	**(289)**

Specific impairment	Dec. 31, 2005				
	Allowances	Write-backs	Losses	Recoveries	Total
Due from banks	0	1	0	0	**1**
Loans to customers	(205)	193	(22)	2	**(32)**
Other receivables[1]	(1)	1	0	0	**0**
Commitments	(8)	8	0	0	**0**
Credit enhancement (specific reserve)	(24)	10	(1)	0	**(15)**
Total	**(238)**	**213**	**(23)**	**2**	**(46)**

(1) Is published in heading XIV. of the Assets.

11.13. Impairment on tangible and intangible assets

	Dec. 31, 2004	Dec. 31, 2005
Impairment on investment property	1	**0**
Impairment on property plant and equipment	0	**1**
Impairment on other tangible assets	(1)	**0**
Impairment on assets held for sale	(1)	**(1)**
Impairment on long-term construction contracts	0	**0**
Impairment of intangible assets	0	**0**
Total	**(1)**	**0**

Impairments are recorded when the criterias are met. A review of the market and sale's conditions are performed on a regular basis, at least once a year. If the expected loss on sale is lower than the existing impairment, a reversal of impairment is recorded.

11.14. Impairment on goodwill

	Dec. 31, 2004	Dec. 31, 2005
Impairment on goodwill	(19)	**0**

As of Dec. 31, 2004 Dexia fully impaired the remaining goodwills on the following subsidiaries:

- Kempen (EUR 9 million): company sold in 2004 ;
- Dexia Bank Nederland (EUR 7 million): due to Legiolease situation (see note 6. Litigations);
- Dexia Banque Privée France (EUR 3 million): restructuration of the subsidiary.

11.15. Tax expense

	Dec. 31, 2004	Dec. 31, 2005
Income tax on current year	(452)	**(590)**
Deferred taxes	37	**(64)**
Tax on current year result (A)	(415)	(654)
Income tax on previous year	6	**43**
Provision for tax litigations	(20)	**9**
Other tax expense (B)	(14)	52
Total (A)+(B)	**(429)**	**(602)**

Effective corporate income tax charge

The standard tax rate applicable in Belgium in 2004 and 2005 was 33.99%.

Dexia effective tax rate was respectively 18.40% and 25.10% for 2004 and 2005.

The difference between these two rates can be analyzed as follows:

	Dec. 31, 2004	Dec. 31, 2005
Net income before tax	2,320	**2,695**
Income and losses from companies accounted for by the equity method	65	**89**
Tax base	2,255	**2,606**
Applicable tax rate at year-end	33.99%	**33.99%**
Theoretical corporate income tax at standard rate	766	**886**
Effect of different tax rates in other countries	(33)	**(52)**
Tax effect of non-deductible expenses	130	**70**
Tax effect of non-taxable income	(180)	**(112)**
Items taxed at a reduced rate	(77)	**(138)**
Effect of change in tax rates	(5)	**0**
Impairment on goodwills	7	**0**
Other[1]	(181)	**(3)**
Unrecognized deferred tax assets (tax loss carried forward)	(12)	**3**
Tax on current year result	415	**654**
Effective tax rate	**18.40%**	**25.10%**

(1) Includes tax credits coming from impairments on consolidated shares that are tax deductible (2004: -163; 2005: -17).

11.16. Earnings per share

Basic

Basic earnings per share are calculated by dividing the net income attributable to shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by the company and held as treasury shares.

	Dec. 31, 2004	Dec. 31, 2005
Net income attributable to shareholders of the company	1,822	**2,038**
Weighted average number of ordinary shares (millions)	1,119	**1,091**
Basic earnings per share (expressed in EUR per share)	1.63	**1.87**

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares resulting from share options granted to employees.

For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average share price of the company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options.

The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the shares options.

No adjustment is made to net income attributable to shareholders of the company as they are not financial instruments convertible in Dexia shares.

	Dec. 31, 2004	Dec. 31, 2005
Net income attributable to shareholders of the company	1,822	**2,038**
Weighted average number of ordinary shares (millions)	1,119	**1,091**
Adjustment for share options (millions)	5	**12**
Weighted average number of ordinary shares for diluted earnings per share (millions)	1,124	**1,103**
Diluted earnings per share (expressed in EUR per share)	1.62	**1.85**

Notes on risk exposure (in millions of EUR)

12.1. Fair value

A. Breakdown of fair value

A.1. Breakdown of fair value of assets

	Dec. 31, 2005		
	Accounting value	Fair value	Difference
Cash and balances with central banks	3,444	3,444	0
Due from banks	70,531	71,278	747
Loans and advances to customers	192,402	206,754	14,352
Loans and securities held for trading	15,655	15,655	0
Loans and securities designated at fair value	13,865	13,865	0
Loans and securities available for sale	166,204	166,204	0
Loans and securities held to maturity	3,217	3,374	157
Positive value of derivatives	28,632	28,632	0
Fair value revaluation of portfolio hedge	1,659	1,659	0
Investments in associates	778	1,406	628
Other assets	12,338	12,338	0
Noncurrent assets held for sale	36	36	0
Total	**508,761**	**524,645**	**15,884**

A.2. Breakdown of fair value of liabilities

	Dec. 31, 2005		
	Accounting value	Fair value	Difference
Due to banks	134,793	133,129	(1,664)
Customers borrowing and deposits	97,379	97,106	(273)
Liabilities held for trading	3,813	3,813	0
Liabilities designated at fair value	18,022	18,022	0
Negative value of derivatives	37,652	37,652	0
Fair value revaluation of portfolio hedge	966	966	0
Debt securities	175,685	172,098	(3,587)
Subordinated and convertible debts	4,985	4,948	(37)
Other liabilities	19,766	19,760	(6)
Total	**493,061**	**487,494**	**(5,567)**

In accordance with our valuation rules, fair value is equal to accounting value for some kinds of items, see note 1.32. of Accounting policies.

B. Analysis of fair value of assets and liabilities booked at fair value

B.1. Assets booked at fair value

	Dec. 31, 2005			
	Quoted market price	Model (with observable market prices and rates)	Model (no observable market prices and rates)[1]	Total
Loans and securities held for trading	8,793	6,862	0	15,655
Loans and securities designated at fair value	10,319	3,322	224	13,865
Loans and securities available for sale	97,921	67,766	517	166,204
Positive value of derivatives	7,510	20,999	123	28,632
Fair value revaluation of portfolio hedge	0	1,649	10	1,659
Total	**124,543**	**100,598**	**874**	**226,015**

(1) This amount also includes the amortized cost of assets for which no quoted market price nor model (with observable market prices and rates) exists, like unlisted shares. Fair value may also be calculated based on interpolation of market prices.

B.2. Liabilities booked at fair value

	Dec. 31, 2005			
	Quoted market price	Model (with observable market prices and rates)	Model (no observable market prices and rates)[1]	Total
Liabilities held for trading	3,509	304	0	3,813
Liabilities designated at fair value	5,012	13,010	0	18,022
Net negative value of derivatives	11,425	25,770	457	37,652
Fair value revaluation of portfolio hedge	13	953	0	966
Total	**19,959**	**40,037**	**457**	**60,453**

(1) This amount also includes the amortized cost of assets for which no quoted market price nor model (with observable market prices and rates) exists, like unlisted shares. Fair value may also be calculated based on interpolation of market prices.

12.2. Credit risks exposure

a. Analysis of total Dexia Group exposure

Credit exposure covers counterpart risk in balance sheet and off-balance sheet confirmed risks. Exposures are considered taking into account the guarantees (except Dexia Bank Belgium Group) and the impairments. The exposure covers all the subsidiaries in which Dexia has a majority participation except Dexia Insurance Belgium Group.

Exposure by geographical region

	Dec. 31, 2004	Dec. 31, 2005
Belgium	84,180	**91,597**
France	81,740	**89,040**
Germany	37,210	**38,694**
Italy	48,190	**57,171**
Luxembourg	9,150	**8,268**
Other EU countries	72,590	**99,165**
Rest of Europe	5,490	**7,014**
United States and Canada	246,440	**323,251**
South and Central America	610	**634**
Southeast Asia	610	**1,502**
Japan	2,440	**4,829**
Other*	21,350	**20,836**
TOTAL	**610,000**	**742,001**

(*) Includes supranational entities, like ECB.

Exposure by category of counterpart

	Dec. 31, 2004	Dec. 31, 2005
Central governments	45,750	**59,340**
Local public sector	303,170	**375,275**
Corporate	25,010	**26,778**
Monoline	9,150	**14,933**
ABS/MBS	112,850	**132,226**
Project finance	9,150	**15,093**
Individuals, SME, self-employed	30,500	**33,151**
Financial institutions	69,540	**79,155**
Other	4,880	**6,050**
Group's total exposure	**610,000**	**742,001**

b. FSA insured portfolio

A focus on the FSA insured portfolio is published as it represents a large part of the exposure.

1. Breakdown by sectorial category (net par outstanding)

	Dec. 31,2004	Dec. 31,2005
Pooled corporates	50,521	**56,805**
Residential mortgages	26,232	**21,018**
Other asset-backed	11,904	**19,206**
Consumer receivables	7,004	**8,342**
ABS	**95,661**	**105,371**
General obligations	57,165	**77,474**
Utility	24,279	**31,209**
Tax-supported non general obligations	26,893	**34,456**
Transportation	9,422	**12,465**
Other municipal	13,376	**20,651**
Health care	6,799	**10,000**
Housing	5,600	**6,434**
MUNICIPAL	**143,534**	**192,689**
Total	**239,195**	**298,060**

2. Rating

	Dec. 31,2004	Dec. 31,2005
AAA	61,694	**72,891**
AA	66,071	**90,088**
A	82,721	**99,407**
BBB	27,120	**34,065**
Non-investment grade	1,589	**1,609**
Total	**239,195**	**298,060**

12.3. Pledged assets

As of Dec. 31, 2005

	Carrying amount* of financial assets pledged for liabilities
Loans and securities	**69,071**

(*) Fair value adjustments included

Assets are pledged mainly to collateralize repurchase agreements, debts to central banks.
Reimbursement value of repurchase agreements amounts EUR 50,901 million.

12.4. Interest rate repricing risk: breakdown by remaining maturity until next refixing interest rate

a. Assets

As of Dec. 31, 2005

	At sight and on demand (*)	Up to 3 months	More than 3 months to 1 year	More than 1 to 5 years	Over 5 years	Undetermined maturity	Accrued interest	Fair value adjustment	Impairment	Total
Cash and balances with central banks	3,421	19	0	0	0	0	4	0	0	**3,444**
Due from banks	11,406	23,400	8,972	21,000	4,486	48	599	620	0	**70,531**
Loans and advances to customers	13,108	31,866	37,504	37,191	66,886	2,992	1,598	2,683	(1,426)	**192,402**
Loans and securities held for trading	27	7,856	3,753	2,554	849	585	66	(35)	0	**15,655**
Loans and securities designated at fair value	55	6,197	1,283	29	703	5,712	50	(164)	0	**13,865**
Loans and securities available for sale	577	66,199	17,055	9,337	59,328	3,897	1,900	8,240	(329)	**166,204**
Loans and securities held to maturity	0	98	876	1,060	1,092	0	91	0	0	**3,217**
Net positive value of derivatives							9,867	18,765	0	**28,632**
Fair value revaluation of portfolio hedge								1,659	0	**1,659**
Investments in associates						778			0	**778**
Tangible fixed assets						2,185			0	**2,185**
Intangible assets and goodwill						735			0	**735**
Tax assets						654			(52)	**602**
Other assets	578	5,421	19	5	6	2,782	0	7	(2)	**8,816**
Non-current assets held for sale						40	0	0	(4)	**36**
Total	**29,172**	**141,056**	**69,462**	**71,176**	**133,350**	**20,408**	**14,175**	**31,775**	**(1,813)**	**508,761**

b. Liabilities

As of Dec. 31, 2005

	At sight and on demand*	Up to 3 months	More than 3 months to 1 year	More than 1 to 5 years	Over 5 years	Undetermined maturity	Accrued interest	Fair value adjustment	Total
Due to banks	46,884	60,560	19,427	2,453	4,410	288	498	273	134,793
Customers borrowing and deposits	36,276	29,264	3,040	1,682	1,980	24,495	739	(97)	97,379
Liabilities held for trading	30	246	2,470	962	29	16	34	26	3,813
Liabilities designated at fair value	47	5,384	2,450	1,922	3,012	4,965	113	129	18,022
Net negative value of derivatives							10,566	27,086	37,652
Fair value revaluation of portfolio hedge								966	966
Debt securities	684	52,017	25,961	52,659	40,809	362	2,507	686	175,685
Subordinated and convertible debts	5	309	754	1,039	1,629	1,066	102	81	4,985
Technical provision from insurance companies						9,846			9,846
Provisions and other obligations						1,320			1,320
Tax liabilities						1,377			1,377
Other liabilities	1,996	1,028	193	43	65	3,888	10	0	7,223
Total	**85,922**	**148,808**	**54,295**	**60,760**	**51,934**	**47,623**	**14,569**	**29,150**	**493,061**

* Demand deposits are declared in the column "at sight and on demand" as we show here the remaining maturity until the next refixing interest rate date on an accounting basis and not on assumptions based on observed saving behavior of our customers. This will be done in the ALM sensitivity (see note 12.5.).

c. Net position

As of Dec. 31, 2005

	At sight and on demand	Up to 3 months	More than 3 months to 1 year	More than 1 to 5 years	Over 5 years	Undetermined maturity
On balance sheet sensitivity gap	(56,750)	(7,752)	15,167	10,416	81,416	(27,215)

Balance-sheet gap is hedged through derivatives.

12.5. Interest rate sensitivity risk

No average interest rate by assets and by liabilities is published as Dexia has developped a wide hedging policy through ALM department. The interest margin is therefore the result of interests received and paid on business transactions less those on hedging operations.

A more relevant risk indicator is the Value at Risk (VaR) for Treasury and Finance Market activities and sensitivity for ALM activities.

Treasury and Finance Market activities

The VaR calculated by Dexia is a measure of the potential loss that can be experienced with a level of confidence of 99% and for a holding period of 10 days.

Value at Risk 10 days - 99%	Average 2004	Maximum 2004	Average 2005	Maximum 2005
Capital Markets				
FED	7.8	16.5	**6.2**	**14.1**
Fixed income	1.6	2.9	**1.1**	**2.8**
Securitization	1.7	2.1	**1.2**	**2.0**
	11.1	**21.5**	**8.5**	**18.9**
Treasury and Equities				
Equities	2.5	5.4	**0.9**	**5.5**
Forex	1.3	3.3	**2.0**	**4.6**
Money market	19.3	34.0	**19.8**	**31.0**
	23.1	**42.7**	**22.7**	**41.1**
TFM activities	27.2	46.2	**26.9**	**38.5**

Total VaR of TFM activities differs from total of the parts due to diversification of the risks if all activities are considered together. Credit Spread Portfolio interest rate risk is marginal and is also included in the TFM VaR calculated here.

ALM sensitivity*

The basis point value (BPV) measures the change in the balance sheet net economic value if interest rates raise by 1 % across the entire curve.

BPV	Dec. 31, 2004	Dec. 31, 2005
Total	**(205)**	**(209)**

(*) Positions of insurance companies are excluded.

Residual maturity of the portfolio until next refixing interest rate date is defined using assumptions on the observed behaviour of our customers and not on legal repayment date (see note 12.4.).

12.6. Listed shares sensitivity

The Value at Risk (VaR) represents the potential change in market value, whereas the earnings at risk (EaR) represents the impact in the accounting result if the VaR materializes.

The VaR equity calculated by Dexia is a measure of the potential loss that can be experienced with a level of confidence of 99% and for a holding period of 10 days.

The EaR is lower than the VaR because most of listed shares have a positive AFS reserve. Impairment tests are performed when the difference between the market value and the cost is higher than 25% and/or when there is a prolonged decline in the fair value.

The -25% column represents the impairment that could be recorded in accounting result if there is a decline in value of 25%.

a. Banking companies (ALM portfolio)

	Market value	VaR	% VaR	EaR	-25%
Dec. 31, 2004	1,053	60	5.7%	(2)	(20)
March 31, 2005	1,128	61	5.4%	(1)	(8)
June 30, 2005	1,231	65	5.3%	0	0
September 30, 2005	1,332	69	5.2%	(2)	(6)
Dec. 31, 2005	1,443	79	5.4%	0	(10)

b. Insurance companies portfolio

	Market value	VaR	% VaR	EaR	-25%
Dec. 31, 2004	1,196	55	4.6%	(8)	(21)
March 31, 2005	1,249	52	4.2%	0	(36)
June 30, 2005	1,315	52	3.9%	0	(40)
September 30, 2005	1,511	56	3.7%	0	(35)
Dec. 31, 2005	1,729	69	4.0%	0	(51)

12.7. Liquidity risk: breakdown by residual maturity[1]

As of Dec. 31, 2005

Assets	Breakdown of gross amount and premium/discount						Accrued interest	Fair value adjustment	Impairment	Total
	At sight and on demand [2]	Up to 3 months	More than 3 months to 1 year	More than 1 to 5 years	Over 5 years	Undetermined maturity				
Cash and balances with central banks	3,234	206	0	0	0	0	4	0	0	**3,444**
Due from banks	10,986	21,794	9,058	22,364	5,066	44	599	620	0	**70,531**
Loans and advances to customers	14,345	12,622	11,335	37,637	110,911	2,697	1,598	2,683	(1,426)	**192,402**
Loans and securities held for trading	706	822	3,903	8,311	1,775	107	66	(35)	0	**15,655**
Loans and securities designated at fair value	48	87	32	660	7,440	5,712	50	(164)	0	**13,865**
Loans and securities available for sale	389	5,974	10,896	28,558	106,575	4,001	1,900	8,240	(329)	**166,204**
Loans and securities held to maturity	0	67	760	1,043	1,256	0	91	0	0	**3,217**
Net positive value of derivatives							9,867	18,765	0	**28,632**
Fair value revaluation of portfolio hedge								1,659	0	**1,659**
Investments in associates						778				**778**
Tangible fixed assets						2,185				**2,185**
Intangible assets and goodwill						735				**735**
Tax assets						654			(52)	**602**
Other assets	1,798	5,572	55	12	9	1,365	0	7	(2)	**8,816**
Non-current assets held for sale						40	0	0	(4)	**36**
Total	**31,506**	**47,144**	**36,039**	**98,585**	**233,032**	**18,318**	**14,175**	**31,775**	**(1,813)**	**508,761**

As of Dec. 31, 2005

Liabilities	Breakdown of gross amount and premium/discount					Undetermined maturity	Accrued interest	Fair value adjustment	Total
	At sight and on demand (2)	Up to 3 months	More than 3 months to 1 year	More than 1 to 5 years	Over 5 years				
Due to banks	54,281	44,272	19,440	4,771	10,971	287	498	273	**134,793**
Customer borrowings and deposits	37,606	27,052	2,990	2,135	2,461	24,493	739	(97)	**97,379**
Liabilities held for trading	18	255	2,464	965	37	14	34	26	**3,813**
Liabilities designated at fair value	47	305	2,457	5,533	4,473	4,965	113	129	**18,022**
Net negative value of derivatives							10,566	27,086	**37,652**
Fair value revaluation of portfolio hedge								966	**966**
Debt securities	1,627	34,287	22,935	63,250	50,031	362	2,507	966	**175,685**
Subordinated and convertible debt	5	95	639	1,326	1,671	1,066	102	81	**4,985**
Technical provisions from insurance companies	0	0	0	0	0	9,846			**9,846**
Provisions and other obligations	0	0	0	0	0	1,320			**1,320**
Tax liabilities						1,377			**1,377**
Other liabilities	2,073	1,229	123	44	67	3,677	10	0	**7,223**
Non-current liabilities held for sale						0	0	0	**0**
Total	**95,657**	**107,495**	**51,048**	**78,024**	**69,711**	**47,407**	**14,569**	**29,150**	**493,061**

(1) Residual maturity until maturity date.
(2) Sight deposits, saving accounts are reported here even if the real date of reimbursement is undetermined.

As of Dec. 31, 2005

	At sight and on demand	Up to 3 months	More than 3 months to 1 year	More than 1 to 5 years	Over 5 years	Undetermined maturity
Net liquidity gap	(64,151)	(60,351)	(15,009)	20,561	163,321	(29,089)

This table does not take into account the liquidity nor the eligibility to refinancing of the asset, so that some listed long-term assets may be sold in case of need of liquidity.

12.8. Currency risk

As of Dec. 31, 2005

	EUR	Other EU currencies	USD	Other	Total
Total assets	**262,926**	**45,635**	**175,419**	**24,781**	**508,761**
Total liabilities	**260,233**	**48,337**	**176,085**	**24,106**	**508,761**
Net on balance position	**2,693**	**(2,702)**	**(666)**	**675**	**0**

12.9. Insurance risks

Insurance activities are performed in Dexia group by FSA and DIB group (see Accounting principles point 1.11.).

FSA risks are mainly credit risks and are analysed in note 12.2.b. FSA generally insures only the most senior tranches of asset-backed issues, which have low default and high recovery rates because of overcollaterization, cash reserves, deductibles or first-loss protections (see ratings in note 12.2.b).

Before to insure a municipal bond, FSA obtains a pledge of tax revenues or a claim on a dedicated stream of revenue from essential public service. The insured portfolio is diversified with respect of issuers, geography, industries and types of collaterals. To manage the risk profile, FSA also make use of quota share and layered loss reinsurance from highly rated reinsurers. Therefore, the sensibility to risk may be considered as low, what may be also deducted from the loss experience of previous years.

DIB Group is active in life (more than 85% of gross premium written) and nonlife activities and has no major concentration of risks. Some of the risks are reinsured (see note 9.3). Because of its activities, the reinsurance of a part of the risks and the size of DIB activities in comparison with total activities and risks of Dexia group, change of insurance variables will not have a significant impact on Dexia financial position.

12.10. Breakdown of risk weighted assets

Risk weighted assets	Dec. 31, 2004	Dec. 31, 2005
20% weighted counterparts	33,768	**40,120**
50% weighted counterparts	11,790	**14,592**
100% weighted counterparts	53,875	**55,029**
Trading portfolio	3,922	**5,261**
Total	**103,355**	**115,002**

Reconciliations required for the first-time adoption of IFRS (Dexia GAAP to EU GAAP)

Dexia – (A) Reconciliation of the assets as of January 1, 2004

ASSETS *in millions of EUR*	At Dec. 31, 2003 under Dexia GAAP	Difference	Notes	At Jan. 1, 2004 under EU GAAP	ASSETS
I Cash, central banks and postal checking accounts	3,010	**1,478**	1	4,488	I Cash and balances with central banks
II Government securities eligible for central bank refinancing	5,977	**(5,977)**			
III Interbank loans and advances	29,696	**(1,884)**	1	27,812	II Due from banks
IV Customer loans	161,941	**2,483**	2	164,424	III Loans and advances to customers
V Bonds and other fixed-income securities	115,351	**11,006**	3	126,357	**Total IV+V+VI+VII**
A. Banking activity and other	101,719			17,488	IV Loans and securities held for trading
1. Government bonds	38,269			0	V Loans and securities designated at fair value
2. Other bonds	63,450			108,036	VI Loans and securities available for sale
B. Insurance activity	13,632			833	VII Loans and securities held to maturity
VI Equities and other variable-income securities	5,157	**(5,157)**			
A. Banking activity and other	1,878				
B. Insurance activity	3,279				
		18,182	4	18,182	VIII Positive value of derivatives
			5	0	IX Fair value revaluation of portfolio hedge
VII Long-term investments	1,443				
A. Investments accounted for by the equity method	526	**175**	6	701	X Investments in associates
B. Investments at cost	917	**(917)**			
1. Banking activity and other	849				
2. Insurance activity	68				
VIII Intangible assets	949	**(252)**	6	697	XII Intangible assets and goodwill
A. Formation expense and other intangible assets	232				
B. Goodwill arising on consolidation	717				
IX Property and equipment	1,811	**(295)**	7	1,516	XI Tangible fixed assets
XII Treasury stock	425	**(425)**			
XIII Other assets	6,125	**408**		6,533	**Total XIII+XIV+XV+XVI**
A. Banking activity and other	5,403		8	617	XIII Tax assets
B. Insurance activity	722		9	5,852	XIV Other assets
			10	64	XV Non current assets held for sale
XIV Accruals and other assets	18,003	**(18,003)**			
Total assets	**349,888**	**822**		**350,710**	**Total assets**

Notes to the assets

The explanations given below are meant to explain the major changes as well as special points of attention.

1. The monetary reserves to the Central Bank have been reclassified from "III. Interbank loans and advances" (Dexia GAAP) to "I. Cash and balances with central banks" (EU GAAP).
2. The increase is mainly due to a reclassification of bonds that were recorded in "V. Bonds and other fixed-income securities" (Dexia GAAP) but which were not quoted and have been considered as loans to customers under IAS 39. To a lesser extent, it is also due to leasing contracts that have been requalified from operational leases to financial leases (previously in "IX. Property and equipment" under Dexia GAAP) and to some provisions for credit risk, including the generic provision of Legiolease, *which were classified under "VI.A. Provisions for* contingencies and charges" (Dexia GAAP) and now deducted from the related assets as impairment.
3. Loans and securities are classified among different headings under Dexia GAAP:
   - II. Government securities eligible for central bank refinancing
   - V. Bonds and other fixed-income securities
   - VI. Equities and other variable-income securities
   - VII. B. Long-term investments: Investments at cost
   - XII. Treasury stock

   Under EU GAAP, loans and securities are divided into different headings:
   - IV. Loans and securities held for trading (HFT)
   - V. Loans and securities designated at fair value (FVO): this heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable. This heading will include the unit-linked products as from January 1, 2005
   - VI. Loans and securities available for sale (AFS). Note: in 2004, it also includes the treasury shares that will be deducted from equity as from January 1, 2005
   - VII. Loans and securities held to maturity (HTM)
4. This heading mainly includes the accrued interests and derivative premiums on derivatives, which are mostly in "XIV. Accruals and other assets" in Dexia GAAP. No fair value adjustment is recorded in 2004 as IAS 39 will be applied as from 2005.
5. This heading, which will include the interest rate fair value revaluation of the hedged items included in a portfolio hedge (European portfolio hedge), is not used in 2004 as IAS 39 is only applicable as from January 1, 2005.
6. Goodwill on "VII.A. Investments accounted for by the equity method" (Dexia GAAP) is now a part of "X. Investments in associates" (EU GAAP).
7. The adjusting element is the reclassification of assets leased out from operational lease under Dexia GAAP to financial lease under EU GAAP.
8. This heading includes the tax assets and deferred taxes, that were included in "XIII. Other assets" (Dexia GAAP) plus the deferred tax adjustments on first-time adoption of EU GAAP.
9. Other assets mainly include accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, assets relating to employee benefit obligations.
10. According to IFRS 5, this heading includes the assets held for sale (mainly a building in France sold in 2004 and some hub-and-spoke branches in Belgium).
11. FTA has been modified in comparison with the FTA published in the previous Activity Reports and Annual Report 2004. Impact on total assets is lower than 1%. Changes in core shareholders' equity are explained on page 154.

Dexia – (B) Reconciliation of the liabilities and equity as of January 1, 2004

LIABILITIES AND EQUITY *in millions of EUR*	At Dec. 31, 2003 under Dexia GAAP	Difference	Notes	At Jan. 1, 2004 under EU GAAP	LIABILITIES AND EQUITY
I Interbank loans and deposits	68,088	**145**		68,233	I Due to banks
II Customer deposits	92,343	**(7,264)**	1	85,079	II Customer borrowings and deposits
		5,514	1	5,514	III Liabilities held for trading
		0	2	0	IV Liabilities designated at fair value
		0	3	0	VI Fair value revaluation of portfolio hedge
III Debt securities	134,905	**1,561**	4	136,466	VII Debt securities
IV Other liabilities	4,108	**1,819**	5	5,927	XII Other liabilities
V Accruals and other liabilities	20,886	**(825)**	6	20,061	V Negative value of derivatives
VI Provisions					
A. Provision for contingencies and charges	1,282	**(142)**	7	1,140	X Provisions and other obligations
B. Provisions for deferred taxes	644	**247**	8	891	XI Tax liabilities
C. Technical provisions of insurance activity	10,153	**(143)**	9	10,010	IX Technical provisions from insurance companies
VII General banking risks reserve	1,793	**(1,793)**		0	
VIII Subordinated debt and hybrid capital instruments	5,411	**109**	10	5,520	VIII Subordinated and convertible debts
				0	XIII Noncurrent liabilities held for sale
Total debts	**339,613**	**(772)**		**338,841**	**Total liabilities**
IX Capital stock	4,786			4,786	XIV Subscribed capital
X Additional paid-in capital	8,915			8,915	XV Additional paid-in capital
XI Retained earnings	2,501			(2,320)	XVII Reserves and retained earnings
XII Revaluation reserve	8			0	XVI Treasury shares
XIV Negative goodwill	333			0	XVIII Net income for the period
XIVb Goodwill deducted from equity	(6,602)				
Subtotal	**9,941**	**1,440**		**11,381**	**Core shareholders' equity**
XV Cumulative translation adjustments (+/-)	(151)	**151**		0	XIX Gains and losses not recognized in the income statement of income
Total equity of the Group	**9,790**	**1,591**	**11**	**11,381**	**Total shareholders' equity**
XVI Minority interests	485	**3**		488	XX Minority interests
				0	XXI Discretionary participation features of insurance contrats
Equity total	**10,275**	**1,594**		**11,869**	**Total equity**
Total liabilities and equity	**349,888**	**822**		**350,710**	**Total liabilities and equity**

Notes to the liabilities and equity

The explanations given below are meant to explain the major changes as well as special points of attention.

1. "II. Customer deposits" (Dexia GAAP) include:
   - trading short positions on interest rate, which are transferred to "III. Liabilities held for trading" (EU GAAP);
   - some debts issued by FSA, which are now considered as "VII. Debt securities" under EU GAAP.
2. This heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable and will include:
   - the technical reserves of unit-linked products as from January 1, 2005 – similar as note 3 of the assets;
   - the liabilities with embedded derivatives that can not be bifurcated;
   - the liabilities designated at fair value through profit and loss.
3. Similar as note 5 of the assets.
4. Issued premiums and discounts included in "XIV. Accruals and other assets" and "V. Accruals and other liabilities" in Dexia GAAP are now allocated to their related assets and liabilities, the main item being "VII. Debt securities" under EU GAAP. This heading also includes debts issued by FSA as explained in note 1 above.
5. The increase comes from the reclassification, from "V. Accruals and other liabilities" (Dexia GAAP) of accruals, now recorded under this heading. Liabilities of insurance companies (insurance products) are also recorded under this heading.
6. Similar as note 4 of the assets.
7. The changes come from the constitution of employee benefits provisions according to IAS 19, the reversal of provisions that were not IAS 37 compliant, and by the fact that some provisions for credit risk, including the generic provision of Legiolease, are now deducted from their related assets – see note 2 of the assets.
8. Includes current tax payables included in "IV. Other liabilities (Dexia GAAP), deferred taxes in "VI. B. Provisions for deferred taxes" (Dexia GAAP), and deferred taxes on changes in accounting principles, mainly on reversal of provisions for risks and charges.
9. This line will be impacted on January 1, 2005, when all insurance products that IFRS does not qualify as such will be reclassified as financial liabilities. Unit-linked product provisions included under this heading in 2004 will be transferred to "IV. Liabilities designated at fair value" (EU GAAP) in 2005.
10. The main impact comes from the fact that "VIII. Subordinated debt and hybrid capital instruments" (Dexia GAAP) did not include the nonsubordinated but convertible debts.
11. Total shareholders' equity in EU GAAP includes the total equity of the Group under Dexia GAAP, the adjustments coming from the first adoption of EU rules (reclassification of "VII. General Banking Risks Reserve" (Dexia GAAP) and other adjustments for an amount of EUR -202 million). Further explanations are given on page 153 of this report.
12. FTA has been modified in comparison with the FTA published in the previous Activity Reports and Annual Report 2004. Impact on total liabilities is lower than 1%. Changes in core shareholders' equity are explained on page 154.

Dexia – (C) Reconciliation of the statement of income as of December 31, 2004

in millions of EUR	At Dec. 31, 2004 under Dexia GAAP (as published)	Difference	Notes	At Dec. 31, 2004 under EU GAAP	
I Interest income	13,474	**43,714**	1	57,188	I Interest income
II Interest expenses	(10,445)	**(43,137)**	1	(53,582)	II Interest expense
III Income from variable – income securities	64	**30**		94	III Dividend income
		65	2	65	IV Net income from associates
		177		177	V Net trading income and net result of hedge accounting
		307	3	307	VI Net income on investments
		36		36	X Other net income
IV Commission income	1,212	**63**		1,275	VII Commission income
V Commission expenses	(190)	**(37)**		(227)	VIII Commission expense
VI Income from financial transactions	431	**(431)**			
VII Other banking income	343	**(343)**			
X Other banking expense	(288)	**288**			
XXII Technical and financial margin of insurance activities	791	**(502)**	4	289	IX Technical margin of insurance activities
Net banking income	**5,392**	**230**		**5,622**	**Income**
VIII General operating expense			5		
A. Staff costs	(1,463)	**(78)**		(1,541)	XI Staff expense
B. Other general operating expense	(870)	**(18)**		(888)	XII General and administrative expense
C. Network commissions	(355)	**2**		(353)	XIII Network costs
D. Deferred acquisition costs	(50)	**0**		(50)	XV Deferred acquisition costs
IX Depreciation and amortization	(274)	**49**		(225)	XIV Depreciation on tangible and intangible assets
Operating income before allowances	**2,380**	**185**		**2,565**	
XI Net allowances for loans losses and off-balance-sheet items	(229)	**3**		(226)	XVI Impairment on loans and provisions for credit commitments
			6		XVII Impairments on tangible and intangible assets
XII Net gains and recoveries on long-term investments	99	**(99)**			
XIII Net allocation to the general banking risks reserve	0		7		
XIV Amortization of goodwill of fully-consolidated companies	(44)	**25**	8	(19)	XVIII Impairments on goodwill
Operating income after allowances	**2,206**	**114**		**2,320**	**Net income before tax**
XVII Corporate income tax	(420)	**(9)**		(429)	XIX Tax expense
XVIII Income and losses from companies accounted for by the equity method	71	**(71)**			
XIX Amortization of goodwill of companies accounted for by the equity method	(15)	**15**			
Net income before minority interests	**1,842**	**49**		**1,891**	**Net income**
XX Minority interests	70	**(1)**		69	Attributable to minority interest
XXI Net income Group share	1,772	**50**		1,822	Attributable to shareholders of the company

Notes to the statement of income

1. "I. Interest income" and "II. Interest expense" include in EU GAAP the interest on swap used as trading instruments while these interests were recognized in heading "VI. Income from financial transactions" in Dexia GAAP on a net basis.
2. "IV. Net income from associates" is in income under EU GAAP while in Dexia GAAP, it was reported after the operating income, in heading "XVIII. Income and losses from companies accounted for by the equity method". Moreover, amortization of goodwill was allowed in Dexia GAAP while it is no more the case in IFRS: only impairments on goodwill are booked if necessary.
3. "VI. Net income on investments" includes the net gains and recoveries on long-term investments (heading XII. under Dexia GAAP) and the capital results on sale of property (which were included in heading IX. Under Dexia GAAP for EUR 30 million as of Dec. 31, 2004).
4. "IX. Technical margin of insurance activities" differs from heading XXII. in Dexia GAAP because the financial margin of insurance companies is now spread through the statement of income in the appropriate heading relating to the operation.
5. Impact on operating expense seems immaterial but is composed of compensating items that are explained in the reconciliation of net income – Group share of 2004.
6. Depreciation and impairment on tangible and intangible assets were booked together under IX. heading Dexia GAAP while under IFRS GAAP they are presented separately: depreciation and amortization are in the general operating expense while impairment is under gross operating income.
7. Net allocation to the GBRR is no more allowed.
8. "XVIII. Impairments on goodwill" under EU GAAP differs from heading XIV. under Dexia GAAP because goodwill is no longer amortized under EU GAAP but only impaired, if necessary. In Dexia GAAP both were required.

Dexia – (D) Reconciliation of net income – Group share as of December 31, 2004

in millions of EUR	Dec. 31, 2004	Notes
Total impact on net income - Group share	50	
General banking risks reserve	0	
Other items	50	
Intangible fixed assets	103	1
Amortization of negative goodwill	14	2
Tangible fixed assets	18	3
Income recognition	(1)	
Provision for retirement and similar	(38)	4
Other provisions	(4)	5
Share-based payments	(24)	6
Deferred taxes	(11)	7
Other	(7)	
Net income – Group share under Dexia GAAP	1,772	
Net income – Group share under EU GAAP	1,822	
Difference between EU/Dexia GAAP	50	

Notes

1. Amortization of goodwill is cancelled under EU GAAP (EUR 51 million). Formation expense was deducted from opening equity and there is no more amortization (EUR 23 million). Depreciation of software can only start when it is available for use (EUR 29 million).
2. Includes amortization of negative goodwill on Dexia Kommunalbank Deutschland (EUR 15 million) and the unamortized goodwill on Kempen & Co deducted from equity in EU GAAP and taken into charges in Dexia GAAP for EUR 29 million.
3. The impact comes from the fact that amortization of buildings can only start when available for use and from the requalification of operational leases to financial leases. The impairment on a building recorded in 2004 under Dexia GAAP has been reversed for EUR 10 million under EU GAAP.
4. The 2004 impact comes mainly from the cancellation of the utilization of a provision for restructuration provided for in 2004 in Dexia GAAP for EUR 30 million.
5. The impact is composed of reversals of 2004 allowances of provisions not IFRS compliant (mainly the AGDL provision) and the cancellation of reversals of provisions that were not considered as IFRS compliant as of January 1, 2004.
6. IFRS 2: Stock options expense and discount on capital increases.
7. The adjustment comes from the tax impacts on above-mentioned adjustments.

Dexia – (E) Reconciliation of shareholders' equity as of January 1 and December 31, 2004

in millions of EUR	Jan. 1, 2004	Dec. 31, 2004
Total impact on shareholders' equity*	1,591	1,652
General banking risks reserve	1,793	1,793
Other items	(202)	(141)
Intangible fixed assets	(64)	31
Tangible fixed assets	24	42
Income recognition	(4)	(5)
Provision for retirement and similar	(439)	(476)
Other provisions	183	179
Deferred taxes	104	92
Other	(6)	(4)
Shareholders' equity under Dexia GAAP	9,790	10,464
Shareholders' equity under EU GAAP	11,381	12,116
Difference between EU/Dexia GAAP	1,591 (see Note 1)	1,652

* Including net income - Group share of the period.

1. Note to the reconciliation of shareholders' equity as of january 1, 2004

The shareholders' equity includes the equity under Dexia accounting policies and the adjustments coming from the first adoption of EU rules. The main impact comes from the reclassification of the "VII. General banking risks reserve" (Dexia GAAP) in equity in 2004.

The first time adoption of EU GAAP on January 1, 2004 (except IAS 32&39 and IFRS 4) leads to an increase by EUR 1,591 million of the shareholder's equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,381 million under the new standards. This increase stems from (pre-tax impacts):

General banking risks reserve	EUR	+1,793 million
Obligations regarding employee benefits	EUR	-439 million
Reversal of provisions not compliant	EUR	+183 million
Adjustments of tangible assets	EUR	+24 million
Adjustments of intangible assets	EUR	-64 million
Income recognition	EUR	-4 million
Deferred taxes	EUR	+104 million
Other adjustments	EUR	-6 million

Comments:

General banking risks reserve: EUR +1,793 million

The amounts is transferred to equity as required by IAS 30.

Obligations regarding employee benefits: EUR -439 million

In 2003, the actuary Mercer was contracted to make calculations for some plans and review all employee benefits to ensure consistency of the methodology used when other actuaries did the calculations. Actuarial assumptions have been harmonized in the Group for discount rate, return on assets and inflation by geographic area. The main impact on equity comes from the fact that defined benefit pension obligations are calculated based on local legislation, that does not consider any salary increases, whereas under IAS 19 these are taken into account. Some advantages are not valued under local GAAP and have been provided for.

Termination benefit provisions were reviewed taking into account the expected number of employees that will accept the prepension offers made by the company. The Group will use the corridor to decrease the volatility of the statement of income.

Reversal of provisions not compliant: EUR +183 million

This adjustment relates primarily to the reversal of the provision for AGDL (Association for the Guarantee of Deposits) of Dexia BIL, in Luxembourg, for EUR 80 million. The remaining reversed provisions are maintenance provisions, restructuration costs not IAS 19&37 compliant, litigation claims, etc.

Adjustments of tangible assets: EUR +24 million

Some of the leasing contracts granted by the companies of the Group to customers have been requalified from operating leases to finance leases or vice versa, leading to a net decrease of tangible fixed assets and an increase in customer loans. The impact on equity is EUR + 33 million before taxes. Impairment tests have been performed on buildings, leading to an impairment of EUR 16 million. The depreciation basis of some tangible assets was reviewed and lead to a reversal of accumulated depreciation of EUR 8 million. The Group has choosen to apply the historic cost basis for its assets, including its investments properties, and will therefore not revalue them by equity or statement of income in the future.

Adjustments on intangible assets: EUR -64 million

Restructuring costs have been capitalized and depreciated under Dexia accounting policies. The net amount of EUR 44 million as of January 1,2004 has been reversed as such expense cannot be capitalized under those standards. Intangible assets relate mainly to software. The Dexia accounting policy was based on IAS 38 and therefore any resulting adjustments were not material.

Income recognition: EUR -4 million

This adjustment arises from debit card revenues recognized over their life in one company of the Group. Most of the revenues, mainly commissions, arising from the Group's activities are already recognized on an accrual basis over the life of the underlying transaction.

Deferred taxes: EUR +104 million

The Group decided to calculate its deferred tax based on IAS 12 in 2003 within Dexia accounting policies. Deferred tax is therefore the result of accounting change impacts, mainly due to the employee benefits and the reversal of provisions, which are not IFRS compliant. The adjustment also includes a provision for undistributed reserves of associates.

2. Note to the reconciliation of shareholders' equity as of December 31, 2004

The closing shareholders' equity reconciliation can be mainly explained by the addition of the notes on the opening equity reconciliation and the comment on the result of the period reconciliation.

3. Modification to previously published reconciliation

After review, FTA has been modified in comparison with the FTA published in the previous Activity Reports, due to the following reasons:

- IAS 19: EUR -60 million due to advantages not previously identified and adjustements to pension obligations;
- IAS 38: EUR -19 million following a correction to the start date of the amortization of internally developped softwares;
- IAS 12: EUR +27 million of deferred taxes on the above-mentioned reasons.

Impact of first-time application of IAS 32&39 and IFRS 4

Dexia – (F) Reconciliation of the assets as of January 1, 2005

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I Cash and balances with central banks	3,717	0		**3,717**
II Due from banks	40,431	2,874	1	**43,305**
III Loans and advances to customers	167,951	1,596	1	**169,547**
IV Loans and securities held for trading	14,752	(4,698)	2	**10,054**
V Loans and securities designated at fair value	0	7,140	2	**7,140**
VI Loans and securities available for sale	126,088	688	3	**126,776**
VII Loans and securities held to maturity	2,819	476		**3,295**
VIII Positive value of derivatives	20,719	6,545	4	**27,264**
IX Fair value revaluation of portfolio hedge	0	982	5	**982**
X Investments in associates	757	12		**769**
XI Tangible fixed assets	1,633	0		**1,633**
XII Intangible assets and goodwill	717	0		**717**
XIII Tax assets	746	(23)		**723**
XIV Other assets	8,435	258		**8,693**
XV Non-current assets held for sale	22	0		**22**
Total assets	**388,787**	**15,850**		**404,637**

Notes

1. The increase of headings II. and III. mainly comes from fair value hedge adjustments and reclassification from other headings.
2. Unit-linked products (EUR 3,300 million) reported in "IV. Trading assets" are now reported in heading "V. Loans and securities designated at fair value". Selected bonds have been recorded as designated at fair value through profit and loss to offset the volatility of some derivatives.
3. Heading "VI. Loans and securities available for sale" increases due to adjustments to market value recorded in AFS reserves or retained earnings in case of fair value hedge. Treasury shares, which are in this heading in 2004, are reported in deduction of equity as from January 1, 2005.
4. The increase of heading "VIII. Positive value of derivatives" is due to the marking to market of derivatives as from January 1, 2005.
5. The impact of the interest rate fair value revaluation of hedged items included in the portfolio hedge (mainly loans) is reported in heading IX.
6. Modifications to the previoulsy published reconciliation.

   Total assets as of December 31, 2004 decreases by EUR 646 million in comparison with the data presented in the previous Activity Reports. The main reason of this decrease results from the presentation of the unearned finance income on finance lease in deduction of the assets rather than in the liabilities. Some other reclassifications have been recorded after review.

   As of January 1, 2005, total assets decreases by EUR 1.3 billion. This is the result of the combination of the following three reasons:

   - presentation of the unearned finance income on finance lease in deduction of the assets;
   - homogeneous presentation of deferred tax related to companies included in tax integration in France;
   - reclassifications.

   Differences in some headings within the assets are mainly due to reclassifications relating to insurance products, qualified as financial assets, and to the use of the fair value option by FSA.

Dexia – (G) Reconciliation of the liabilities and equity as of January 1, 2005

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
LIABILITIES				
I Due to banks	88,830	(1,359)	1	87,471
II Customer borrowings and deposits	89,356	(2,290)	1	87,066
III Liabilities held for trading	2,088	(19)		2,069
IV Liabilities designated at fair value	0	12,209	1 & 2	12,209
V Negative value of derivatives	24,353	11,638	3	35,991
VI Fair value revaluation of portfolio hedge	0	1,152	4	1,152
VII Debt securities	145,369	(1,205)	1	144,164
VIII Subordinated and convertible debt	5,042	235	1	5,277
IX Technical provisions from insurance companies	12,518	(5,062)	1 & 2	7,456
X *Provisions and other obligations*	1,246	0		1,246
XI Tax liabilities	1,002	222		1,224
XII Other liabilities	6,383	178		6,561
XIII Non-current liabilities held for sale	0	0		0
Total liabilities	**376,187**	**15,699**		**391,886**
EQUITY				
XIV Subscribed capital	4,825	0		4,825
XV Additional paid-in capital	8,993	0		8,993
XVI Treasury shares	0	(584)		(584)
XVII Reserves and retained earnings	(3,421)	681		(2,740)
XVIII Net income for the period	1,822	(1,822)		0
Core shareholders' equity	**12,219**	**(1,725)**		**10,494**
XIX Gains and losses not recognized in the statement of income	(103)	1,697		1,594
Total shareholders' equity	**12,116**	**(28)**		**12,088**
XX Minority interest	484	(45)		439
XXI Discretionary participation features of insurance contracts	0	224		224
Total equity	**12,600**	**151**		**12,751**
Total liabilities and equity	**388,787**	**15,850**		**404,637**

Notes

1. The changes in headings I., II. and VII. come from the impact of fair value hedges and reclassifications. The main reclassifications are due to first application of IFRS 4 and to the use of the fair value option (FVO) in the accounts of FSA under EU GAAP as of January 1, 2005.

   The European Commission endorsed the new IAS 39 amendment on fair value option in Q4 2005. It was therefore possible to designate liabilities at fair value through profit and loss if the conditions of the amendment were met. FSA decided to use this option to reduce the volatility in its earnings. As a consequence of this, some amounts accounted for in headings "II. Customer borrowings and deposits" and "VII. Debt securities" are transferred to heading "IV.Liabilities designated at fair value".

   IFRS 4 considers some insurance products as financial liabilities if they do not meet IFRS 4 criteria. For these insurance bonds, amounts in heading "IX. Technical provisions of insurance companies" are transferred to heading "II. Customer borrowings and deposits".

2. In application of IFRS 4, unit-linked products (branch 23) are considered as financial liabilities and transferred from heading "IX. Technical provisions of insurance companies" to heading "IV. Liabilities designated at fair value".

3. The value of the derivatives increases as they are marked-to-market as from January 1, 2005.

4. The heading "VI. Fair value revaluation of portfolio hedge" is similar to the heading IX. of assets but the hedged liabilities are core deposits from customers.

5. Modifications to the previoulsy published reconciliation.

   Total liabilities as of December 31, 2004 decreases by EUR 646 million in comparison with data presented in the previous Activity Reports as explained for the assets.

   As of January 1, 2005 total liabilities changes for the reasons presented for the variation of total assets. Within the liabilities, reclassifications come mainly from the use of FVO, especially by FSA and from the recognition of some insurance products as financial liabilities.

Dexia – (H) Reconciliation of shareholders' equity as of January 1, 2005

in millions of EUR	Jan. 1, 2005	Notes
Total impact on shareholders' equity	(28)	
General banking risks reserve	0	
Other items	(28)	
Income recognition	31	1
Other provisions	4	2
Provision for catastrophe and equalization (insurance activities)	27	3
Valuation adjustments of assets and liabilities	(162)	4
Valuation of puts given to minority shareholders	(39)	5
Provisions and impairments on financial assets	(210)	6
Embedded derivatives	(45)	7
Impact of fair value hedges, fair value option and derivatives	(1,126)	8
Treasury shares	(584)	9
Impact on AFS reserve	2,380	10
Impact on CFH reserve	(133)	11
Deferred taxes	(169)	12
Other	(2)	
Shareholders' equity		
Without IAS 32&39 and IFRS 4 as of December 31, 2004	12,116	
With IAS 32&39 and IFRS 4 as of January 1, 2005	12,088	
Impact of IAS 32&39 and IFRS 4	(28)	

Notes

1. Indemnities on prepayments must sometimes be taken directly into result or be spread on the term of the new loan depending on the conditions of the new transaction. In Dexia GAAP, most of the indemnities were spread. Under EU GAAP, a part of them had to be taken into result and has been added to opening equity.
2. The adjustment is mainly related to provisions regarding financial products that were not considered as IAS 39 compliant.
3. Those provisions had to be reversed following requirement of IFRS 4.
4. Transactions costs and commissions regarding loans, securities and debts have been capitalized for a net impact of EUR -29 million, where the value of some debts have been adjusted following IAS 32 and 39 requirements for EUR -133 million.
5. Valuation of puts granted to minority interests of FSA leads to the recognition of a debt of EUR 72 million deducted from core equity for EUR 39 million and from minority interests for EUR 33 million.
6. This heading includes the impact of impairments on shares, the cancellation of lower or cost and market impairments, the reversal of country risks and general provisions and the constitution of additional specific and collective impairments.
7. Some assets purchased and debts issued include embedded derivatives that have been bifurcated, with an impact on reserves.
8. All fair value hedge relations existing on December 31, 2004 have to be considered as such as January 1, 2005. Macro-hedging relationships were reversed on January 1, 2005. As from January 1, 2005, all hedging relationships have to be designated, documented and tested in conformity with IAS 39. The fair value hedge impacts amount to EUR +2.3 billion on loans, EUR +2.8 billion on securities and EUR -1.8 billion on debts on January 1, 2005, or a net of EUR +3.3 billion on equity.

   The impact of the marked-to-market derivatives and of the revaluation of financial instruments designated at fair value through profit and loss is EUR -4.4 billion, resulting in a decrease of equity of EUR +1.1 billion before tax. The main impact comes from the fact Dexia was managed under local GAAP in 2004 and that IAS39 hedging relationships were only put in place as from January 1, 2005.
9. Treasury shares are deducted from equity as from January 1, 2005. Derivatives on treasury shares are reported in the same heading, reason why the amount of treasury shares is not the same as of December 31, 2004.
10. This adjustment includes revaluation (before tax impact) of shares and bonds to market value in a separate line of equity.
11. The existing cash-flow hedges relationships existing on December 31, 2004 are continued on January 1, 2005 if they meet the criteria of IAS 39.
12. Deferred tax impact is composed of deferred tax on AFS adjustments and cash flow hedge adjustments which are reported net of tax in a separate caption of equity, and tax impact on other adjustments having an impact in retained earnings.
13. In comparison with data presented in previous Activity Reports, the total impact on shareholders' equity due to first-time application of IAS 32, 39 and IFRS 4 decreases from EUR 209 million to EUR -28 million. This decrease of EUR 237 million is due to the following main reasons (effects before tax impacts):
    - commissions on loans and debts are capitalized (see note 4): EUR -125 million;
    - puts given to minority shareholders (see note 5) were not valued in previous Activity Reports. Based on further discussions and pratices observed on the market place, Dexia decided to recognize them at fair value with an impact in core equity of EUR -39 million;
    - qualification as portfolio hedge relationship of an operation previously considered as cash flow hedge relationship: EUR -149 million;
    - deferred tax: EUR +116 million.

Report of the Board of Statutory Auditors on the consolidated financial statements for the year ended December 31, 2005

To the Shareholders of Dexia NV/SA

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated financial statements of Dexia and its subsidiaries, which show a balance sheet total of EUR 508,761 million and a profit for the year of EUR 2,038 million (Group share) as of and for the year ended December 31, 2005. We have also reviewed the directors' report on the consolidated financial statements. These consolidated financial statements and the related directors' report are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and the related directors' report based on our audit.

Unqualified opinion on the consolidated financial statements, with explanatory paragraph

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to quoted companies' consolidated financial statements in Belgium.

In accordance with those standards, we considered the Group's administrative and accounting organisation, as well as its internal control procedures. We obtained the explanations and information required for the purpose of our audit and examined, on a test basis, evidence supporting the amounts in the consolidated financial statements. We assessed the accounting principles used and significant estimates made by the Group, as well as the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements as of December 31, 2005 give a true and fair view of the consolidated financial position, income, cash flows and changes in equity of the company and its subsidiaries for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, and the information given in the notes is adequate.

Without amending our unqualified opinion, we draw the attention to the Note 6 to the consolidated financial statements, describing some legal disputes with regard to the share leasing in the Netherlands, the final outcome of which is uncertain at this moment.

Additional certification

We supplement our report with the following additional certification:

- the directors' report on the consolidated financial statements includes the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the Group is facing, and of its situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious contradictions with the information of which we became aware during our audit.

March 28, 2006

Board of Statutory Auditors

PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, Represented by	Mazars & Guérard Reviseurs d'Entreprises SCCRL, Represented by
R. Peirce	X. Doyen

(free translation)

Financial statements

Balance sheet (before income appropriation)

	ASSETS *(in thousands of EUR)*	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
	Fixed assets	18,209,687	18,799,949	20,174,401
I	Formation expenses	22,178	4,835	4,353
II	Intangible assets	727	1,002	1,835
III	Tangible assets	3,151	2,165	1,878
	B. Plant, machinery and equipment	624	418	234
	C. Furniture and vehicles	2,368	1,676	1,504
	E. Other tangible assets	159	68	137
	F. Assets under construction and advance payments made	0	3	3
IV	Financial assets	18,183,631	18,791,947	20,166,335
	A. Affiliated enterprises	18,183,621	18,791,937	20,166,335
	1. Participating interests	16,366,361	16,318,162	16,530,358
	2. Amounts receivable	1,817,260	2,473,775	3,635,977
	C. Other financial assets	10	10	0
	2. Amounts receivable and cash guarantees	10	10	0
	Current assets	505,303	724,962	767,969
V	Amounts receivable after more than one year	13,693	53,181	69,599
	B. Other amounts receivable	13,693	53,181	69,599
VII	Amounts receivable within one year	1,711	24,988	2,040
	A. Trade debtors	20	298	235
	B. Other amounts receivable	1,691	24,690	1,805
VIII	Investments	451,980	620,228	639,134
	A. Own shares	408,092	577,823	364,195
	B. Other investments and deposits	43,888	42,405	274,939
IX	Cash at bank and in hand	26,371	11,194	21,093
X	Deferred charges and accrued income	11,548	15,371	36,103
	Total assets	**18,714,990**	**19,524,911**	**20,942,370**

	LIABILITIES AND SHAREHOLDERS' EQUITY *(in thousands of EUR)*	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
	Equity	16,843,536	16,904,723	17,125,552
I	Capital	4,786,164	4,825,428	4,887,585
	A. Issued capital	4,786,164	4,825,428	4,887,585
II	Share premium account	8,914,668	8,992,910	9,137,128
IV	Reserves	1,509,777	1,390,262	1,330,559
	A. Legal reserve	474,446	478,616	482,543
	B. Unavailable reserves	408,092	577,823	364,195
	1. In respect of own shares held	408,092	577,823	364,195
	D. Available reserves	627,239	333,823	483,821
V	Profit carried forward	1,097,825	631,898	264,304
Vbis	Net income for the year	535,102	1,064,225	1,505,976
	Provisions and deferred taxes	14,683	23,248	31,698
VII	A. Provisions for liabilities and charges	14,683	23,248	31,698
	4. Other liabilities and charges	14,683	23,248	31,698
	Amounts payable	1,856,771	2,596,940	3,785,120
VIII	Amounts payable after more than one year	1,751,322	2,506,838	1,459,373
	A. Financial debts	1,751,322	2,506,838	1,459,373
	5. Other loans	1,751,322	2,506,838	1,459,373
IX	Amounts payable within one year	93,111	73,602	2,290,633
	A. Current portion of amounts payable after more than one year falling due within one year	0	0	167,062
	B. Financial debts	5,484	97	2,042,670
	1. Credit institutions	5,484	97	2,042,670
	C. Trade debts	12,265	12,851	16,759
	1. Suppliers	12,265	12,851	16,759
	E. Taxes, remuneration and social security	3,501	20,249	6,356
	1. Taxes	739	16,865	2,733
	2. Remuneration and social security	2,762	3,384	3,623
	F. Other amounts payable	71,861	40,405	57,786
X	Accrued charges and deferred income	12,338	16,500	35,114
Total liabilities		**18,714,990**	**19,524,911**	**20,942,370**

Off-balance sheet items

(in thousands of EUR)	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Miscellaneous rights and commitments:			
– Personal guarantees given on behalf of third parties	0	20	26
– Bank rental guarantee for the Square de Meeûs building	483	483	483
– Bank guarantee relating to the bid bond on BCR	0	0	19,000
– Real guarantees given on own assets	17	17	17
– Foreign currency transactions - amounts receivable	141,169	141,169	149,308
– Foreign currency transactions - amounts to be delivered	106,280	98,548	122,019
– Stock options	574,934	696,201	807,446
– Commitment to acquire Dexia Nederland Holding NV	0	93,000	0
– Commitment towards Dexia Bank Nederland NV (see point 4.4. Off-balance sheet items - commitments)	PM	PM	PM

Statement of income

	(in thousands of EUR)	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
I	**Operating income**	**344**	**238**	**108**
	D. Other operating income	344	238	108
II	**Operating charges**	**(83,103)**	**(93,070)**	**(91,944)**
	B. Services and other goods	(33,607)	(42,711)	(53,977)
	C. Remuneration, social security costs and pensions	(13,676)	(20,526)	(24,793)
	D. Depreciation of and amounts written off on formation expenses, intangible and tangible fixed assets	(27,218)	(20,899)	(4,306)
	F. Increase; decrease in provisions for liabilities and charges	(8,207)	(8,565)	(8,450)
	G. Other operating charges	(395)	(369)	(418)
III	**Operating loss**	**(82,759)**	**(92,832)**	**(91,836)**
IV	**Financial income**	**663,134**	**1,242,457**	**1,697,485**
	A. Income from financial fixed assets	654,370	1,234,113	1,683,894
	B. Income from current assets	6,874	7,810	11,193
	C. Other financial income	1,890	534	2,398
V	**Financial charges**	**(37,284)**	**(54,163)**	**(115,351)**
	A. Debt charges	(33,741)	(49,929)	(110,726)
	C. Other financial charges	(3,543)	(4,234)	(4,625)
VI	**Current profit before taxes**	**543,091**	**1,095,462**	**1,490,298**
VII	**Exceptional income**	**1,236**	**0**	**0**
	B. Adjustments to amounts written off on financial fixed assets	1,236	0	0
VIII	**Exceptional charges**	**(25,247)**	**(51,331)**	**(204)**
	A. Exceptional depreciation of and other amounts written off on formation expenses, intangible and tangible fixed assets	0	(322)	(204)
	B. Amounts written off on financial fixed assets	(25,247)	(51,009)	0
IX	**Profit for the period before taxes**	**519,080**	**1,044,131**	**1,490,094**
X	**Income taxes**	**16,022**	**20,094**	**15,882**
	A. Income taxes	(127)	(1,553)	(3,000)
	B. Adjustment of income taxes and write-back of tax provisions	16,149	21,647	18,882
XI	**Profit for the period**	**535,102**	**1,064,225**	**1,505,976**
XIII	**Profit for the period available for appropriation**	**535,102**	**1,064,225**	**1,505,976**

Profit brought forward of the previous period	264,304
Profit for the period to be appropriated	1,505,976
Profit to be appropriated	**1,770,280**

Notes to the financial statements

1 Presentation of the financial statements

Dexia SA presents its financial statements before appropriation of the year's net income.

2 Financial statements and accounting plan

Dexia SA, a financial firm, is a company governed by Belgian law whose financial instruments are authorized for trading in a regulated Belgian market, and it is therefore subject to the obligation to publish yearly financial statements as prescribed by the Belgian Company Code and its decree of application dated January 30, 2001.

The accounting plan is presented in accordance with the accounting plan prescribed in the Royal Decree of September 12, 1983, amended by the Royal Decree of August 4, 1996.

The items provided for in the accounting plan that do not apply to Dexia have been excluded.

The financial statements are presented in thousands of euros.

3 Accounting policies

3.1. General policies

3.1.1. Legislation

Accounting policies are in conformity with the Royal Decree of January 30, 2001, in application of the Belgian Company Code.

If legislation allows options or authorizes a waiver, the accounting policies hereafter shall mention the option chosen of whether such a waiver has been applied.

3.1.2. Foreign currency translation into euros

Monetary assets, liabilities, rights and commitments denominated in foreign currencies are translated into euros at the last day average year-end exchange rate.

Non-monetary items are translated into euros at the exchange rate ruling in effect on the transaction date.

Foreign currency income and expense are translated into euros at the exchange rate ruling in effect on the date on which the income or expense is recognized in the statement of income.

3.2. Assets

3.2.1. Formation expenses (item I.)

Formation expenses are recorded as an asset and amortized on a straight-line basis at the rate of at least 20% per year.

3.2.2. Intangible fixed assets (item II.)

License acquisitions and the external costs related to the development of the website of Dexia Group are recorded as intangible fixed assets when the acquisition price is at least equal to EUR 495.79 per item, or when delivery is broken down into partial shipments representing less than EUR 495.79 each but the total delivery is at least EUR 495.79.

Intangible fixed assets recorded in the assets is written down over a maximum of 5 years.

Furthermore, the internal costs related to the development, the software and the website are entirely charged in the financial year in which they are exposed.

3.2.3. Tangible fixed assets (item III.)

If necessary, exceptional depreciations will be effected so as to align the accounting value of fixed assets to their utilization value for the company by virtue of their alteration or changes of economic or technological circumstances.

Exceptional depreciations are reversed if they are no longer justified.

3.2.4. Long-term investments (item IV.)

Participating interests and shares are stated at acquisition cost or contribution cost. Related transaction costs are recorded directly in the statement of income.

Impairments are recorded in the case of capital losses or lasting depreciation. They are determined by reference to the financial position, profitability and prospects of the company in which shares and/or equity interests are held.

Participating interests and shares may also be revalued. For this it is necessary that their value, determined on the basis of their utility to the company, presents a certain and lasting surplus in relation to their book value.

Debts appearing under financial fixed assets are valuated according to the same principles as debts at more than one year and one year at the most.

3.2.5. Long- and short-term loans (items V. and VII.)

Loans are stated at their nominal value. Allowances are booked to cover any risk of non-recovery.

3.2.6. Short-term investments and cash assets (items VIII. and IX.)

Cash is stated at nominal value.

Securities are stated at acquisition cost, while the accessorial costs are recorded in the statement of income in the year in which they are incurred.

At balance sheet date, impairments are recorded on short-term investments and liquid assets if their realization value is lower than their book value.

Complementary impairments are recorded on these assets in order to reflect either a change in their realization or market value, or the risks inherent in the nature of the products concerned or the activities conducted.

Nevertheless, own shares acquired with a view to cancellation are valuated at cost as they may only be destroyed further to the agreement of the Shareholders' Meeting.

3.3. Liabilities

3.3.1. Revaluation surpluses (item III.)

Shares and participating interests that are recorded as long-term investments may be revaluated in the case of a certain, permanent increase in their fair value for the company compared with their book value.

Revaluation surpluses are maintained in this heading until the realization of the assets concerned or their inclusion in the capital.

3.3.2. Provisions for liabilities and charges (item VII.)

At balance sheet date, the Board of Directors, acting with prudence, sincerity and good faith, examines the provisions to be built up in order to cover all possible risks or losses that might have occurred during the financial year or previous financial years.

Provisions relating to previous financial years are regularly reviewed and reversed if they no longer serve a purpose.

3.3.3. Debts of over one year and up to one year (items VIII. and IX.)

Debts are stated in the balance sheet for their nominal value.

3.4. Off-balance sheet items

Off-balance sheet items are recorded for the nominal value of the rights and commitments mentioned in the agreement or for their assessed value.

4

Notes to the annual financial statements

Dexia SA combines the holding and management of financial interests by defining the strategies to be implemented at Group level. This policy introduced by Dexia's Management Board led to the creation of several departments at Dexia Holding to coordinate different functions at Group level such as audit, ethics, compliance, IT management, strategic planning, consolidation, risk management, corporate communications and human resources.

With its head office located in Brussels, Dexia SA has a permanent establishment in Paris. Since November 1, 2004 Dexia SA has set up a second permanent establishment in Luxembourg.

As at December 31, 2005, Dexia SA is a cross-border holding company that employs 226 people working in Brussels, Paris and Luxembourg. From an accounting point of view, the financial statements of Dexia SA include the accounts of Brussels, the Dexia SA head office, and those of the permanent establishments in Paris and Luxembourg.

4.1. The balance sheet total (before income appropriation)

The balance sheet total was EUR 20,942 million as at December 31, 2005, against EUR 19,525 million as at December 31, 2004, or an increase of 7%.

4.2. Assets

Fixed assets

4.2.1. Formation expenses

All the expenses related to the capital increases are recorded in the assets as "Formation expenses" and are amortized over a period of five years. The net book value of formation expenses amounts to EUR 4.4 million.

Formation expenses include the costs incurred by the split of the Dexia share, the fees directly associated with capital increases and expenditure in implementing share ownership plans aimed at all members of staff of the Group, namely some 24,000 people in the 25 countries in which the Dexia Group is active.

4.2.2. Intangible fixed assets

Intangible fixed assets totalled EUR 1.8 million and concerned the acquisition of software and external costs related to the development of the website. These intangible fixed assets are depreciated on a straight-line basis over a period of three years.

4.2.3. Tangible fixed assets

Tangible fixed assets which have a net book value of EUR 1.9 million have a gross acquisition value of EUR 10.6 million.

Property, plant and equipment contribute a gross acquisition value of EUR 2.9 million and are depreciated on a straight-line basis over a period of ten years.

Office and IT equipment represented a gross investment of EUR 4.6 million, depreciated on a straight-line basis at a rate of 25% whilst vehicles with a gross acquisition value of EUR 0.1 million are depreciated on a straight-line basis over five years.

Other tangible fixed assets included the installation of the premises rented in Brussels at the Square de Meeûs (gross acquisition value of EUR 3 million) depreciated on a straight-line basis over the period of the lease contracts.

Other tangible fixed assets (EUR 0.003 million) relate to an advance paid on the order of office furniture.

4.2.4. Long-term investments

Interests in affiliated companies

The item "Interests in affiliated companies" representing EUR 16,318 million as at 31 December 2004 was EUR 16,530 million as at December 31, 2005.

It includes the following equity interests:

EUR 6,497 million — 100% of Dexia Bank Belgium SA, Brussels, Belgium.

On July 1, 2005, Dexia Bank Belgium merged the company Parfibank, of which Dexia SA acquired 64% of the capital for EUR 116.5 million on February 22, 2005. As a consequence of that transaction, Dexia SA was allocated 64% of the new shares issued by Dexia Bank Belgium.

Moreover, on June 30 and September 30, 2005, Dexia SA purchased within the Group,

	respectively 2,205 and 12,033 Dexia Bank Belgium shares for EUR 0.1 and 0.5 million.
EUR 6,614 million	100% interest in Dexia Crédit Local SA, Paris, France.
EUR 1,751 million	57.66% interest in Dexia Banque Internationale à Luxembourg SA (Dexia BIL), Luxembourg.
EUR 1,279 million	100% interest in Dexia Participation Luxembourg SA, Luxembourg, which owns 42.26% of Dexia BIL.
EUR 284 million	10% interest in Dexia Holding Inc. in New York, USA, a holding company which owns 98.1% of Financial Security Assurance Holding Ltd.
EUR 93 million	100% in Dexia Nederland Holding NV, Amsterdam, Netherlands.
	In accordance with its commitment, Dexia SA purchased 100% of the shares of Dexia Nederland Holding NV to Dexia Financière SA on the basis of their valuation at EUR 93 million.
EUR 8 million	8.42% interest in Dexia Financière SA, Brussels, Belgium.
EUR 3 million	100% interest in Dexia Habitat SA, Paris, Finance.
	On June 28, 2005, the Board of Directors of Dexia Habitat decided to pay up the balance of its subscribed capital, which had only been paid up to an amount of 25%, which gave rise to a payment of EUR 2.2 million.
EUR 1 million	99.99 % interest in Dexia Employee Benefits SA, Brussels, Belgium.
PM	100% interest in Dexia Management Services Ltd, London, United Kingdom.

Receivables on affiliated companies

This item includes subordinated loans granted to Group entities for a total of EUR 3,636 million.

Current assets

4.2.5. Long-term loans

Other receivables

Since 2002, Dexia SA's permanent establishment in Paris has headed the tax consolidation group in France, which as at December 31, 2005 included the following companies:

- CLF Badger
- CLF Marne-la-Vallée Participation
- CLF Patrimoniale
- Compagnie pour le Foncier et l'Habitat
- Dexia Assuréco
- Dexia Bail
- Dexia CLF Avenir
- Dexia CLF Développement
- Dexia CLF Energia
- Dexia CLF Energy
- Dexia CLF Immo
- Dexia CLF Organisation
- Dexia Crédit Local
- Dexia Éditions Locales de France
- Dexia Finance
- Dexia Flobail
- Dexia Habitat
- Dexia Municipal Agency
- Dexia Sofaxis
- Dexint Développement
- Europrojet Développement
- Floral
- Guide pratique de la Décentralisation.

Because the commitments subscribed by Dexia Crédit Local and its subsidiaries allow Dexia, through its permanent establishment, to lock in temporary tax savings, it was agreed that the resources produced by the permanent establishment will be lent to the tax consolidation Group's subsidiaries that made it possible to realize these tax savings through advances called "tax deferred advances".

Tax deferred advances granted by the permanent establishment with contractual maturity after December 31, 2006 amounted EUR 36.6 million as at December 31, 2005.

The sale of Kempen & Co NV to a group of financial investors and management was finalized on November 15, 2004.

Within the context of that agreement, the subordinated loan of EUR 33 million granted by Dexia SA to Kempen & Co NV remained in place. The terms and conditions of that loan were amended in order to take into account of the fact that Kempen & Co NV is now independent and does not have a rating.

4.2.6. Short-term loans

Commercial receivables

The item "Commercial receivables" relates to advances paid to suppliers (EUR 0.2 million).

Other receivables

The head office has a tax claim on the Belgian tax authorities corresponding to a surplus tax anticipated payment of EUR 1.1 million for the year 2005 to which EUR 0.3 million is to be added, representing the retention on dividends on own shares received in 2004.

The work rules state that salary is to be paid in advance. This represents a receivable of EUR 0.3 million as at December 31, 2005. The balance of EUR 0.1 million consists of miscellaneous claims.

4.2.7. Investments

Own shares

In accordance with the decision taken at the Extraordinary Shareholders' Meeting held on May 11, 2005, the own shares held by Dexia SA on May 6, 2005, or 51,886,865 shares representing EUR 813.6 million, were cancelled without reduction of capital.

As a consequence of the authorization granted by the Extraordinary Shareholders' Meeting held on May 11, 2005, Dexia SA repurchased 19,727,600 own shares for a total amount of EUR 364.2 million from May 27, 2005 until December 31, 2005.

These own shares were acquired within the limits and under the conditions provided in article 620 of the Company Code. In order to be cancelled, a resolution will be submitted to the next Extraordinary Shareholders' Meeting. They were, therefore, booked at cost in application of the accounting principles decided by the Board of Directors.

Corresponding acquisition costs were immediately recorded as an expense.

Other investments

This heading includes a term deposit of one month at most of EUR 274.8 million as well as 16,479,911 VVPR Dexia strips worth EUR 0.1 million.

4.2.8. Cash in hand

Available cash in accounts totalled EUR 21.1 million.

4.2.9. Deferred charges and accrued income

Deferred charges totalled EUR 0.6 million and accrued income was EUR 35.5 million.

Among accrued income are the pro ratas of interest relating to subordinate loans granted to Group entities (EUR 34.2 million), a currency swap and accrued interest with Dexia Crédit Local (EUR 0.7 million) and cash investments (EUR 0.4 million) as well as interest accrued on deferred tax advances (EUR 0.2 million).

4.3. Liabilities

Shareholders' equity

As at December 31, 2005, the holding company's shareholders' equity including 2005 net income before appropriation totalled EUR 17,125.6 million and is composed of the following items.

4.3.1. Capital

Subscribed capital totalled EUR 4,887.6 million as at December 31, 2005 compared with EUR 4,825.4 million as at December 31, 2004.

This increase of EUR 62.2 million resulted from the following operations:

1. a capital increase reserved to employees and members of the Dexia Group as part of the 2005 shareholding plan for an amount of EUR 40.4 million;
2. the exercise of warrants granted to employees for an amount of EUR 21.8 million. As at December 31, 2005, the company's capital was represented by 1,107,469,030 shares, including 661,407,587 bearer shares and 446,061,443 registered shares. The total number of Dexia VVPR strips was 653,205,567.

4.3.2. Additional paid-in capital

Each capital increase is accompanied by additional paid-in capital, which totalled EUR 9,137.1 million as at December 31, 2005.

4.3.3. Reserves and retained earnings

Reserves included the legal reserve (EUR 482.5 million) and an unavailable reserve for own shares (EUR 364.2 million) constituted during the year 2005 by a transfer from the available reserve and an available reserve of EUR 483.8 million.

Retained earnings from 2004 amounted EUR 264.3 million.

4.3.4. Net income for the year

As at December 31, 2005, net income totalled EUR 1,506 million. This result is composed of the dividends received from Dexia's operating entities (EUR 1,569.7 million), financial results (EUR 12.4 million) and foreign tax proceeds (EUR 15.9 million), after deduction of the holding company's operating expenses (EUR 91.8 million) and exceptional income (EUR 0.2 million).

Provisions and deferred taxes

4.3.5. Provisions for other liabilities and charges

Succeeding Dexia Crédit Local at the head of the tax consolidation group in France, Dexia, through its permanent establishment, assumed vis-à-vis the former head of the tax consolidation group commitments initially subscribed by Dexia Crédit Local within the context of a tax leverage operation carried out in France with the approval of French tax authorities. For the 2005 financial year, these operations resulted in tax savings of EUR 7.1 million (cash savings) included in the total of EUR 18.9 million mentioned in the note "Corporate income tax", and in an allowance in the same amount.

The balance of these provisions as at December 31, 2005 is EUR 30 million.

The move of the head office to Dexia Tower, Place Rogier, 1000 Brussels is planned for the second half of 2006. As a consequence of that decision, it was decided to establish a provision for removal costs of EUR 0.1 million, as liabilities. Moreover, a provision of EUR 1.5 million was also provided for returning the premises currently rented to pristine condition.

Furthermore, the provision for removal costs for the move of the permanent establishment in Paris currently situated at 7-11, quai André Citroën to new premises in the Tour CBX situated in the La Défense district of Paris is still held in the accounts (EUR 0.1 million). Initially planned for 2005, this move has been postponed to 2007.

Debts

4.3.6. Amounts payable after more than one year

Financial debts payable after more than one year concerned loans contracted with Group companies in the amount of EUR 1,459.4 million.

4.3.7 Amounts payable within one year

Debts payable after more than one year in the year

A long-term loan of EUR 167.1 million concluded with a Group company will mature in 2006.

Financial debts

These debts relate to short-term financing concluded with Group companies in the amount of EUR 2,042.6 million and overdrafts on sight accounts up to EUR 0.1 million.

Commercial debts

Suppliers' invoices not yet paid amount to EUR 4.3 million and invoices to be received EUR 12.5 million.

Taxes, remuneration and social security

This item includes:

- the tax liability of the permanent establishment in Paris to the French tax authorities as the head of the tax consolidation group in France (EUR 1.8 million). In fact, Dexia's permanent establishment is the only entity liable to corporate income tax, the withholding tax and the annual flat tax owed by the tax group in France, with the understanding that the subsidiaries reimburse the permanent establishment for their share of the tax paid by the tax consolidation group for its companies;
- VAT to be paid (EUR 0.9 million);
- debts corresponding to compensation and social contributions (EUR 3.6 million).

Other debts

As already specified above, the permanent establishment in Paris of Dexia SA is the head of the tax consolidation group in France. The permanent establishment is therefore the only establishment liable to the corporate income tax, the withholding tax and the annual flat tax owed by the tax group in France.

The membership of the aforementioned subsidiaries in the tax consolidation group (see above "debts payable after more than one year") is neutral in relation to the tax situation which would have been theirs in the absence of consolidation and the subsidiaries must therefore reimburse the permanent establishment for their share of the tax paid by the tax consolidation group for its companies. For the year 2005, advances paid by subsidiaries exceed the tax they are estimated to owe the head of the group, which is why the permanent establishment on December 31, 2005 had a debt of EUR 3.2 million to the subsidiaries taking part in the French tax consolidation.

Dividends relating to the 2004 financial year still to be paid amount to EUR 19.7 million whilst the balance of dividends for previous financial years is EUR 34.9 million.

4.3.8. Accrued charges and deferred income

This item is composed exclusively of expenses to be accrued as follows:

- financial charges on a currency swap (EUR 3.8 million);
- financial charges linked to loans due with Group Companies after more than one year (EUR 30.3 million);
- pro rata operating expenditures attributable to the fiscal year 2005 (EUR 1 million).

4.4. Off-balance-sheet items - commitments

Dexia SA has significant commitments that are recorded off balance sheet:

- a bank guarantee for the rental of a building at Square de Meeûs in Brussels to house the head office of Dexia SA since 2000 (EUR 0.5 million);
- within the context of the bid bond for Banca Comerciala Romana (BCR) made by Dexia SA, a guarantee of EUR 19 million was issued by ING Belgium in favor or AVAS (Authority for State Assets Recovery). This was cancelled in January 2006 as a consequence of the fact that Dexia SA had not been retained as the purchaser of BCR;
- the acquisition of the American group Financial Security Assurance was partly financed through a currency interest rate swap contract signed with Dexia Crédit Local in the amount of USD 134.2 million (EUR 113.8 million as at December 31, 2005) against EUR 141.2 million;
- various forward transactions in USD were concluded in order to hedge flows resulting from loans concluded in that currency: a forward purchase transaction for EUR 8.1 million as well as several forward sales for a total of EUR 8.2 million.
- as at December 31, 2005, the number of stock options granted and not yet exercised stood at 55,903,030. On the basis of the exercise prices, this operation results in an off-balance sheet commitment of EUR 807.4 million;
- on December 5, 2002, Dexia SA took a commitment, with regard to its subsidiary Dexia Bank Nederland NV and each of the entities created by the break-up of Dexia Bank Nederland, to the exclusion of any other party, to ensure that Dexia Bank Nederland or the entities devolved from it should at all times remain in a position to meet their obligations vis-à-vis third parties and that Dexia SA should enable them to continue their activities including maintaining relations with account holders and other customers. This commitment was also taken in order to guarantee that third parties would not be prejudiced by the break-up of Dexia Bank Nederland. This commitment would not be changed or withdrawn unless the previous consent of the Dutch Central Bank (*De Nederlandsche Bank*) had been obtained. The sale of Kempen & Co NV to a group of financial investors and management was finalized on November 15, 2004; within the context of that sale, in a letter dated the same day, Dexia SA reconfirmed its commitment to Dexia Bank Nederland, which remains a 100% subsidiary of Dexia to the exclusion of any other party; in addition to the usual guarantees given to the purchasers to whom Dexia SA is also bound, Dexia SA will indemnify Kempen & Co for risks relating to share leasing contracts sold by Dexia Bank Nederland NV, formerly Labouchere, and undertakes to indemnify Kempen & Co for any damages resulting from a limited and identified number of factors;
- on May 18, 2005, Dexia SA purchased 100% of the shares of Dexia Nederland Holding NV in Dexia Financière SA on the basis of a valuation made of these at EUR 93 million subject to a return to better fortune clause granted to Dexia BIL and Dexia Bank, also shareholders of Dexia Financière, for the case where the value of Dexia Nederland Holding, including the DBnl holding, should be revised upwards as a consequence of decisions in favor of DBnl;
- as a consequence of the accusations against Dexia Bank announced on June 24, 2003 within the context of the criminal investigations opened in 2001 against two former managers of LHSP for facts which occurred between July 2, 1999 and September 1, 2000 at Artesia Banking Corporation, four civil cases were brought against Dexia Bank and Dexia SA in the United States, one of which was a class action and three were individual actions brought by former holders of LHSP shares; summonses were served on Dexia SA in February and March 2004; as regards the three individual actions, the plaintiffs agreed to desist from the action against Dexia SA without nonetheless waiving the right to reintroduce a new application on the basis of those same facts; as regards the class action, the plaintiffs also indicated their intention to desist from the action against Dexia SA under the same conditions; an application lodged by Dexia Bank aimed at refusal of the claim without examination of the fundamentals ("motion to

dismiss") was refused by decision dated February 9, 2005; such a motion to dismiss consists of holding that, irrespective of the pertinence of the facts as presented by the plaintiff, the application should in any event be refused, for example on the grounds that it would be statute-barred.

In 2005 four new civil claims were brought against Dexia Bank and/or Dexia SA, as indicated below:

- In July 2005 the receivers of LHSP sued 21 parties, including Dexia Bank before the commercial court of Ieper for an indemnity against the net liabilities of LHSP in bankruptcy.
- On September 27, 2005 the Litigation Trustee for the LHSP litigation Trust filed an action against Dexia Bank and Dexia SA with the bankruptcy court in Delaware. This action is, essentially, a duplication of the action by the receivers of LHSP.
- On October 11, 2005 a Belgian individual filed a complaint against Dexia Bank, Dexia SA and other parties on behalf of purchasers of LHSP shares on the EASDAQ stock market from April 28, 1998 to November 8, 2000. The action was filed in the District of Massachusetts.
- On November 8, 2005 4,941 former shareholders of LHSP made a civil claim in Belgium against various parties, including Dexia Bank, seeking damages for their losses.

These claims are a logical consequence of the criminal investigation and are not really a new development.

Both Dexia SA and Dexia Bank keenly contest the fundamental facts of all the claims made against them.

A more detailed statement concerning the LHSP matter and the litigations involved is to be found in the annual report of Dexia Bank for 2005 (*www.dexia.be*).

4.5. Statement of income

4.5.1. Operating results

Other operating results relate to directors' fees paid to Dexia SA (EUR 0.1 million).

Miscellaneous services and other goods increased by EUR 11.3 million to EUR 54 million.

This item includes fees paid to consultants, experts, auditors and Group subsidiaries for their services, which amounted to EUR 31.4 million against EUR 27 million in 2004. The increase of fees is associated with guidance and supervisory tasks carried out by corporate teams from the Dexia Group, in particular within the context of Basel II. The creation of the Dexia Corporate University incurred a cost of EUR 1.1 million. The Dexia Corporate University has the objective of developing top-level training programs intended for the entire Dexia Group. Logistics costs (leasing of premises, telecommunications, travel, supplies) totalled EUR 14.4 million compared with EUR 11.2 million in 2004, that growth being linked to the evolution of the Dexia SA workforce. Printing and advertising costs linked to corporate publications were EUR 4.6 million compared to EUR 2.3 million in 2004. The subscription paid to the Banking, Finance and Insurance Commission stood at EUR 0.9 million in 2005 whilst compensation paid to members of the Board of Directors was stable at EUR 1.6 million.

The average number of persons directly employed by Dexia rose from 88 to 118, a trend which explained the increase in payroll and social contributions from EUR 20.5 million to EUR 24.8 million.

Members of staff benefit from a supplementary retirement and survival pension scheme for which both employers and staff premiums have been paid to a group insurance. Some members of the Management Board also benefit from a supplementary scheme as defined by article 39 of the French CGI, the contributions for which are paid to an external insurance company.

Amortization of formation expenses represented EUR 2.8 million, amortization of intangible fixed assets EUR 0.7 million and depreciation of tangible fixed assets EUR 0.8 million.

4.5.2. Financial results

Financial income from long-term investments included the dividends paid by Group entities (EUR 1,569.7 million) as well as interest received and earned for subordinated loans (EUR 114.2 million).

Income from current assets included the interest generated by the currency swap contracted with Dexia Crédit Local (EUR 3.1 million), proceeds from tax deferred advances (EUR 0.5 million) and income from money-market investments (EUR 6.4 million). The subordinated loan granted to Kempen & Co produced EUR 1.2 million.

Other financial income resulted from a hedging operation in the amount of EUR 2.4 million.

Interest paid and due in relation to the loans granted by Group entities totaled EUR 102.6 million. Financial charges relating to the currency interest rate swap with Dexia Crédit Local were EUR 7.9 million and other interest charges were EUR 0.2 million.

Other financial charges were mainly composed of commissions linked to the payment of dividends by payment organizations, which are Dexia Bank, ING, Dexia BIL and Euro Émetteurs Finance (EUR 3.7 million), the cost of fiduciary services (EUR 0.3 million), and costs linked to the acquisition of company shares (EUR 0.3 million). The appreciation of the dollar against the euro creates an exchange difference of EUR 0.3 million.

4.5.3. Exceptional results

Taking into consideration the move of the head office to the Dexia Tower, planned for the second half of 2006, an exceptional depreciation of EUR 0.2 million has been effected on tangible fixed assets in order to align their book value to their utilization value for the company as at December 31, 2005.

4.5.4. Corporate income tax

Belgian tax due includes that on income in the financial year (EUR 3 million).

Proceeds from foreign income taxes (EUR 18.9 million) are explained by the fact that the permanent establishment in Paris is the head of the tax consolidation group in France. In fact, the tax savings realized by the tax consolidation group are recorded in the financial statements of the permanent establishment and considered as an immediate gain.

4.5.5. Net income for the year

Net income for 2005 totalled EUR 1,506 million.

4.6. Statement of formation expenses

(in thousands of EUR)	Amount
Net book value as at 31/12/04	**4,835**
Movements during the period:	
– new expenses incurred & expenses of capital increase	2,316
– amortization	(2,798)
Net book value as at 31/12/05	**4,353**
Detailing: expenses of formation or capital increase, loan issue expenses and other formation expenses	4,353

4.7. Statement of intangible assets (licences)

(in thousands of EUR)	Amount
Acquisition cost as at 31/12/04	**2,559**
Movements during the period:	
– acquisitions, including produced fixed assets	1,543
Acquisition cost as at 31/12/05	**4,102**
Amortization and amounts written down as at 31/12/04	**1,557**
Movements during the period:	
– recorded	710
Amortization and amounts written down as at 31/12/05	**2,267**
Net book value as at 31/12/05	**1,835**

4.8. Statement of tangible fixed assets

(in thousands of EUR)	Plant, machinery, and equipment	Furniture and vehicles	Other tangible assets	Assets under contruction and advance payments
Acquisition cost as at 31/12/04	**1,017**	**5,890**	**3,005**	**3**
Movements during the period:				
– acquisitions	54	521	137	3
– transfers from one heading to another	0	3	0	(3)
Acquisition cost as at 31/12/05	**1,071**	**6,414**	**3,142**	**3**
Depreciation as at 31/12/04	**599**	**4,214**	**2,937**	**0**
Movements during the period:				
– recorded	238	696	68	0
– written down after sales and disposals	0	0	0	0
Depreciation as at 31/12/05	**837**	**4,910**	**3,005**	**0**
Net book value as at 31/12/05	**234**	**1,504**	**137**	**3**

4.9. Statement of financial fixed assets

1. Participating interests and shares

(in thousands of EUR)	Amount
Acquisition cost as at 31/12/04	**16,394,418**
Movements during the period:	
– acquisitions	212,196
Acquisition cost as at 31/12/05	**16,606,614**
Amounts written down as at 31/12/04	**76,256**
Movements during the period	0
Amounts written down as at 31/12/05	**76,256**
Net book value as at 31/12/05	**16,530,358**

2. Amounts receivable

(in thousands of EUR)	1. Affiliated enterprises	2. Other enterprises
Net book value as at 31/12/04	**2,473,775**	**10**
Movements during the period:		
– additions	920,625	0
– repayments	0	(10)
– exchange differences	241,577	0
Net book value as at 31/12/05	**3,635,977**	**0**

4.10. Share in the capital and other rigts in other companies

List of both enterprises in which the enterprise holds a participating interest, and other enterprises in which the enterprise holds rights in the amount of at least 10% of the capital issued.

Name, full address of the registered office and for the enterprise governed by Belgian law, the company number	Shares held by the enterprise (directly) Number	%	subsidiaries %	Information from the most recent period for which annual accounts are available: Primary financial statement	Monetary unit	Capital and reserves (+) or (-) (in thousands of monetary units)	Net result (+) or (-) (in thousands of monetary units)
Dexia Bank Belgium SA Boulevard Pachéco 44 B-1000 Brussels, Belgium BE 0403.201.185 Common shares	359,412,609	100.00		31/12/04	EUR	2,734,485	523,529
Dexia Crédit Local SA 7-11, quai André Citroën F-75015 Paris, France Common shares	87,045,743	100.00		31/12/04	EUR	2,627,932	519,268
Dexia Banque Internationale à Luxembourg SA 69, route d'Esch L-1470 Luxembourg Common shares	1,163,293	57.66	42.34	31/12/04	EUR	1,223,908	(281,052)
Dexia Holding Incorporated Park Avenue 350 New York, NY 10022, USA Common shares	1	10.00	90.00	31/12/04	USD	2,691,136	10,109
Dexia Nederland Holding NV Beethovenstraat 300 1077 WZ Amsterdam, The Netherlands Common shares	50,000	100.00		31/12/04	EUR	380,607	(34,314)
Dexia Management Services Ltd Tuffon Street Westminster 55 London SW1P 3QF - UK Common shares	10,000	100.00		31/12/03	GBP	71	4
Dexia Employee Benefits SA Avenue Livingstone 6 B-1000 Brussels, Belgium BE 0866.161.005 Common shares	9,999	99.99	0.01	31/12/04	EUR	777	(223)
Dexia Participation Luxembourg SA 69, route d'Esch L-1470, Luxembourg Common shares	25,759	99.99	0.01	31/12/04	EUR	1,279,018	(5)
Dexia Financière SA Boulevard Pachéco 44 B-1000 Brussels, Belgium BE 0479.551.271 Common shares	6,780,866	8.42	91.58	31/12/04	EUR	93,048	(606,053)
Dexia Habitat SA 7 à 11, quai André Citroën F-75015 Paris, France Common shares	187,494	100.00		31/12/04	EUR	2,984	1

4.11. Investments: other investments and deposits

(in thousands of EUR)	Previous period	Period
Term deposits with credits institutions falling due:	42,350	**274,850**
– within one month	42,350	**274,850**
– between one month and one year		
Other investments not yet shown above	55	**89**

4.12. Deferred charges and accrued income

(in thousands of EUR)	Period
Deferred charges	**610**
Accrued income: interest	**35,493**

4.13. Statement of capital

a. Issued capital

	Amount (in thousands of EUR)	Number of shares
Issued capital as at 31/12/04	**4,825,428**	
Movements during the period:		
– capital increase for staff and employees of Dexia Group	40,392	9,159,207
– exercise of warrants for Group employees	21,765	4,935,322
Issued capital as at 31/12/05	**4,887,585**	

b. Structure of the capital

	Amount (in thousands of EUR)	Number of shares
Different categories of shares		
• Shares without indication of nominal value, each representing 1/1,107,469,030 of the issued capital	4,887,585	1,107,469,030
• Registered shares and bearer shares		
– registered		446,061,443
– bearer		661,407,587

c. Own shares held by

	Amount of capital *(in thousands of EUR)*	Number of shares
– the company itself	86,999	19,727,600
– its direct subsidiaries	3,613	819,344

d. Commitments to issue shares

	Amount of capital *(in thousands of EUR)*	Number of shares
Following the exercising of subscription rights:		
– number of outstanding subscription rights	0	55,903,030
– amount of capital to be issued	246,532	0
– maximum number of shares to be issued	0	55,903,030

e. Amount of authorized capital, not issued

(in thousands of EUR)	Amount
	2,830,066

f. Shares issued, not representing capital

	Number of shares	Voting right attached thereto
whereof:		
– held by the company itself	0	0
– held by its subsidiaries	0	0

4.14. Analysis by current portions of amounts initially payable after more than one year

(in thousands of EUR)	Not more than one year	between one and five years	over five years
Financial debts	167,062	0	1,459,373
5. Other loans	167,062	0	1,459,373
Trade debts	0	0	0
Advances received on contracts in progress	0	0	0
Other amounts payable	0	0	0
Total	**167,062**	**0**	**1,459,373**

4.15. Amounts payable for taxes, remuneration and social security

(in thousands of EUR)	Period
Taxes	
a) Expired taxes payable	**0**
b) Non-expired taxes payable	**957**
c) Estimated taxes payable	**1,776**
Remuneration and social security	
a) Amounts due to the National Office of Social Security	**0**
b) Other amounts payable relating to remuneration and social security	**3,623**

4.16. Accrued charges and deferred income

(in thousands of EUR)	Period
Accrued charges: interest	**34,153**
Accrued charges: general operating expense	**961**

4.17. Operating results

	Previous period	Period
Other operating income *(in thousands of EUR)*		
Whereof: the total amount of subsidies and compensatory amounts obtained from public authorities	0	**0**
Employees recorded in the personnel register		
a) Total number at the closing date	104	**134**
b) Average number of employees in full-time equivalents	88.4	**110.8**
c) Number of actual working hours	140,271	**194,038**
Personnel charges *(in thousands of EUR)*		
a) Remuneration and direct social benefits	11,994	**14,905**
b) Employers' contribution for social security	3,928	**4,414**
c) Employers' premium for extra statutory insurance	4,573	**5,397**
d) Other personnel charges	31	**77**
e) Pensions	0	**0**
Provisions for liabilities and charges *(in thousands of EUR)*		
Increases	9,528	**8,700**
Decreases	(963)	**(250)**
Other operating charges *(in thousands of EUR)*		
Taxes related to operations	364	**404**
Other charges	5	**14**
Temporary personnel and persons placed at the disposal of the enterprise		
a) Total number at the closing date	0	**0**
b) Average number of employees in full-time equivalents	0.2	**0.1**
c) Number of actual working hourss	406	**91**
d) Charges to the enterprise *(in thousands of EUR)*	16	**2**

4.18. Income taxes

(in thousands of EUR)	Period
Detail of heading X.A.	
Income taxes of the current period	**2,983**
a) Taxes and withholding taxes due or paid	**4,048**
b) Excess of income tax prepayments and withholding taxes capitalised	**(1,065)**
c) Estimated additional charges for income taxes	**0**
Income taxes on previous periods	**17**
a) Additional charges for income taxes due or paid	**17**
b) Additional charges for income taxes estimated or provided for	**0**
Taxes of the current period that are materially affected by differences between the profit before taxes and the estimated taxable profit	
Definitively taxed income	**1,491,238**
Tax integration in France	**PM**

4.19. Other taxes and taxes borne by third parties

(in thousands of EUR)	Previous period	Period
Total amount of value added tax, turnover taxes and special taxes charged during the period		
1. To the enterprise (deductible)	0	**0**
2. By the enterprise	0	**0**
Amounts retained on behalf of third parties for:		
1, Payroll withholding taxes	4,550	**5,615**
2, Withholding taxes on investment income	99,819	**105,084**

4.20. Rights and commitments not accrued in the balance sheet

(in thousands of EUR)	Period
Personal guarantees, given or irrevocably promised by the enterprise, as security parties' debts or commitments	**26**
Whereof:	
– Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	**26**
Forward contracts	
– Goods purchases (to be received)	**0**
– Goods sold (to be delivered)	**0**
– Currencies purchased (to be received)	**149,308**
– Currencies sold (to be delivered)	**122,019**

5

Financial relationships

5.1. Financial relationships with directors

The amount of direct and indirect remuneration and pensions, included in the income statement, as long as the disclosure does not concern exclusively or mainly, the situation of a single identifiable person

(in thousands of EUR)	
To the directors	6,705

5.2. Derivates not measured at fair value

In this case an estimate of the fair value of financial derivates not measured at fair value with indication about the nature and the volume of the instruments.

(in thousands of EUR)	
Currency interest rate swap: 1 contract	16,593
Forward contract: currencies purchased (to be received): 1 contract	83
Forward contract: currencies sold (to be delivered): 8 contracts	(86)

5.3. Relationships with affiliated enterprises and enterprises linked by participating interests

	Affiliated enterprises	
(in thousands of EUR)	Previous period	Period
Financial fixed assets	**18,791,937**	**20,166,335**
Investments	16,318,162	16,530,358
Amounts receivable:		
– subordinated	2,473,775	3,635,977
– others	0	0
Amounts receivable	**43,666**	**36,619**
After one year	20,181	36,599
Within one year	23,485	20
Current investments	**42,350**	**274,850**
Shares	0	0
Amounts receivable	42,350	274,850
Amounts payable	**2,506,838**	**1,467,878**
After one year	2,506,838	1,459,373
Within one year	0	8,505
Substantial commitments to acquire fixed assets	**93,000**	**0**
Dexia Nederland Holding NV	93,000	0
Financial results		
From financial fixed assets	1,234,113	1,683,894
From current assets	4,773	9,927
Other financial income	0	0
From interests and debts	49,849	110,558
Other financial charges	2,302	3,121

6

Social report

6.1. Statement of the persons employed

A. Employees recorded in the personnel register

1. During the period and during the previous period	Full-time (period)	Part-time (period)	Total (T) or total full-time equivalents (FTE) (period)	Total (T) or total full-time equivalents (FTE) (previous period)
Average number of employees	96.2	20.4	110.8 (FTE)	88,4 (FTE)
Number of actual working hours	167,404	26,634	194,038 (T)	140,721 (T)
Personnel charges (in thousands of EUR)	12,480	4,652	17,132 (T)	13,583 (T)
Amount of the benefits in addition to wage *(in thousands of EUR)*			113 (T)	85 (T)

2. As at the closing date of the period	Full-time	Part-time	Total of full-time equivalents
a. Number of employees recorded in the personnel register	114	20	127.8
b. By nature of the employment contract			
Contract of unlimited duration	99	19	111.9
Contract of limited duration	12	1	12.9
Contract of replacement	3	0	3.0
c. By sex			
Male	72	13	80.7
Female	42	7	47.1
d. By professional category			
Management personnel	5	6	9.5
Employees	106	14	115.3
Other	3	0	3.0

B. Temporary personnel and persons placed at the disposal of the enterprise during the period

During the period	Temporary personnel	Persons placed at disposal of the entreprise
Average number of personnel employed	0.1	0
Number of actual working hours	91	0
Charges to the enterprise *(in thousands of EUR)*	2	0

6.2. List of personnel movements during the period

A. Entrants

During the period	Full-time	Part-time	Total of full-time equivalents
a. Number of employed persons recorded in the personnel register	36	2	37.2
b. By nature of the employment contract			
Contract of unlimited duration	22	1	22.3
Contract of limited duration	13	1	13.9
Contract of replacement	1	0	1.0
c. By sex and level of education			
Male: secondary education	2	0	2.0
higher non-university education	1	0	1.0
university education	15	2	16.2
female: secondary education	1	0	1.0
higher non-university education	1	0	1.0
university education	16	0	16.0

B. Leavers

During the period	Full-time	Part-time	Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contract has been recorded in the personnel register	7	1	7.2
b. By nature of the employment contract			
Contract of unlimited duration	4	1	4.2
Contract of limited duration	3	0	3.0
c. By sex and level of education			
Male: secondary education	2	0	2.0
higher non-university education	1	0	1.0
university education	2	1	2.2
Female: secondary education	0	0	0
higher non-university education	0	0	0
university education	2	0	2.0
d. By reason of termination of contract			
Dismissal	0	0	0
Other reason	7	1	7.2

6.3. Statement concerning the implementation of measures stimulating employment during the period

Measures stimulating employment

	Number of employed persons involved		Amount of the advantage *(in thousands of EUR)*
	Number	In full-time equivalents	
Structural reduction of social security contributions	137	130.8	467
Reduction of personal social security contributions to poorly paid employees	3	3.0	0
Number of employees involved in one or more measures stimulating employment			
Total for the period	**137**	**130.8**	
Total for the previous period	**107**	**100.5**	

6.4. Information on vocational training for employed persons during the period

	Male	Female
Number of employees involved	91	60
Number of training hours	1,595	1,210
Costs for the enterprise *(in thousands of EUR)*	201	133

Report of the Board of Statutory Auditors on the financial statements for the year ended December 31, 2005

To the Shareholders of Dexia NV/SA

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2005, which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR 20,942,370 (000) and a profit for the year of EUR 1,505,976 (000). We have also carried out the specific additional audit procedures required by law. The financial statements and the related directors' report are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and the related directors' report based on our audit.

Unqualified opinion on the financial statements, with explanatory paragraph

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the financial statements present fairly the company's net worth and financial position as of December 31, 2005 and of the results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Without amending our unqualified opinion, we nevertheless draw the attention to the point 1.b.6. of the directors' report, describing some legal disputes with regard to the share leasing in the Netherlands, the final outcome of which is uncertain at this moment, and to the note 4.4. to the annual accounts mentioning the engagement of the company towards Dexia Bank Nederland.

Additional certifications and information

We supplement our report with the following certifications and information which do not have any impact on our audit opinion on the financial statements:

- the directors' report includes the information required by law and is consistent with the financial statements. We are, however, unable to comment on the discription of the principal risks and uncertainties which the company is facing, and of its situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious contradictions with the information of which we became aware during our audit;
- without prejudice to certain formal matters of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium;
- there are no transactions undertaken or decisions taken in violation of the company's statutes or company law which we have to report to you;
- the appropriation of results proposed to the general meeting complies with the legal and statutory provisions;
- in accordance with article 523 of the Companies' Code, we are also required to report to you on the capital impacts of the decisions of the Board of Directors of March 3, and April 26, 2005 relating to the remuneration of the representative director and the president of the Board of Directors, in which regard we have been informed of a conflict of interest. The information pertaining to these decisions is included in the management report within the section relating to the remuneration of the Board of Directors and the Management Committee. We are of the opinion that this disclosure is adequate to inform the shareholders about the capital impacts for the company of these decisions.

March 28, 2006

Board of Statutory Auditors

PricewaterhouseCoopers
Reviseurs d'Entreprises SCCRL,
Represented by

R. Peirce

Mazars & Guérard
Reviseurs d'Entreprises SCCRL,
Represented by

X. Doyen

(free translation)

Additional information

Agenda of the Ordinary Shareholders' Meeting as of May 10, 2006

1

Communication of the management report from the Board of Directors, reports from the College of Auditors for the financial year 2005, the annual consolidated financial statements and the report from the Chairman of the Board of Directors on the work of the Board and the internal audit.

2

Resolutions

1. Resolution to approve the annual financial statements for the 2005 financial year.
2. The profit for the 2005 financial year amounts to EUR 1,506 million. The profit carried forward from the previous year stands at EUR 264.3 million, making a total profit for appropriation of EUR 1,770.3 million.

   Resolution to appropriate the profit thus:
   - to the legal reserve up to EUR 6.2 million;
   - to the available reserve EUR 250 million;
   - to the payment of a gross dividend of EUR 0.71 per share, with the exception of own shares which the company itself holds on May 5, 2006, on which the dividend rights are cancelled by the Ordinary Shareholders' Meeting in accordance with article 622 of the Company Code;
   - with the balance to be transferred to the profit carried forward.
3. Resolution to give full discharge to the directors.
4. Resolution to give full discharge to the Auditors.
5. Resolution to proceed with the appointment as director for a new term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Dominique Marcel, appointed provisionally by the Board of Directors on July 7, 2005 replacing Mr Thierry Breton, having resigned.

   Mr Dominique Marcel is a graduate in political studies and former student of the ENA. He is Financial Director of the group Caisse des Dépôt. He is also, inter alia, a member of the Management Board of the Caisse des dépôts et consignations, a member of the Supervisory Board of Accor and Chairman of the Supervisory Board of the Compagnie des Alpes
6. Resolution to proceed with the appointment as director for a new term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Serge Kubla, appointed provisionally by the Board of Directors on November 17, 2005 replacing Mr Eric André, deceased.

   Mr Serge Kubla is active in national politics. He has been Burgomaster of Waterloo since 1982 and also a director of IP Trade and the non-profit-making organization "Les Amis du Musée Wellington".
7. Resolution to proceed with the definitive appointment as director of Mr Bernard Lux, appointed provisionally by the Board of Directors on November 17, 2005 in order to complete the director's mandate of Mr Elio Di Rupo, who resigned. The mandate of Mr Lux will expire at the end of the Ordinary Shareholders' Meeting of 2009.

   Mr Bernard Lux is a Doctor of Applied Economics, an author of scientific studies and articles. He is Rector and President of the Université de Mons-Hainaut. He is also, inter alia, Ordinary Professor to the Warocqué Faculty of Economics and a federal member of the Conseil supérieur de l'Emploi.
8. Resolution to proceed with the definitive appointment as director for a new term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Axel Miller, appointed provisionally by the Board of Directors on November 17, 2005 with effect from January 1, 2006 replacing Mr François Narmon, who resigned.

   Mr Axel Miller is a graduate in Law. After working for 14 years as an attorney specializing in financial law, mergers and acquisitions, and in international commercial law, he joined the Dexia Group in 2001 as General Counsel. Appointed a member of the Management Board of Dexia Bank in January 2002, he became Chairman of the Management Board of Dexia Bank and Head of Personal Financial Services in January 2003. Since January 1, 2006 he has been Chief Executive Officer of Dexia SA, and a member of the Management Board of Dexia Bank Belgium, Dexia BIL and Dexia Crédit Local.
9. Resolution to proceed with the appointment as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Fabio Innocenzi.

   Mr Fabio Innocenzi is the Chief Executive Officer of Banca Popolare di Verona in Novara. He is also Vice President of Credito Bergamasco, Banca Popolare di Novara S.p.A., Banca Aletti & C. and Banca per il Leasing – Italease S.p.A.

   The candidate fulfils the criteria for independence adopted by the Board of Directors.
10. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting for 2010 of Mr Pierre Richard.

    Mr Pierre Richard is a graduate from the Ecole Polytechnique and the Ecole nationale des Ponts et Chaussées. Director General of Collectivités Locales - Minister of the Interior from 1978 to 1982. Deputy Director General of the Caisse des dépôts et consignations from 1983 to 1993. President of Crédit Local de France from 1987 to 1996. Co-Chairman of Dexia Group from 1996 to 1999. In 1999, Pierre Richard became Chief Executive Officer and Chairman of the Management Board of Dexia SA. He has been Chairman of the Board of directors of Dexia SA since January 1, 2006. He is a director of Crédit du Nord, Le Monde, Air France/KLM, Generali France Holding and companies belonging to the Dexia Group.
11. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Gilles Benoist.

    Mr Gilles Benoist is a graduate in Law. Graduate from the Institut d'Etudes Politiques and former student at the Ecole Nationale d'Administration. In 1987 he became Secretary-General of Crédit Local de France, then a member of the Management Board of Caisse des dépôts et consignations from 1993 to 1998. He is currently Chairman of the Management Board of CNP Assurances. He is also a member of the Management Board of the Group Caisse des Dépôts and a director, inter alia, of Caixa Seguros.

    The candidate fulfils the criteria for independence adopted by the Board of Directors.
12. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting for 2010 of Mr Rik Branson.

    Mr Rik Branson is a graduate in economics. He held various posts with the Flemish investment company (GIMV) between 1980 and 1989. He joined the Arco Group in 1989, and became Chairman of the Management Board in 1992. he is also Chairman on the Management Board of Arcopar, Arcoplus, Auxipar and Arcosyn. He is also, inter alia, a censor at the Banque Nationale de Belgique.
13. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Denis Kessler.

    Mr Denis Kessler is a graduate in politics, economics and philosophy (Ecole des Hautes Etudes Commerciales). He is Chief Executive Officer of the Scor Group. He is currently, inter alia, a member of the Conseil économique et social, the Société d'Economie Politique, and the Board of the Association de Genève. He is a director, inter alia, of BNP Paribas, Bolloré Investissement, Dassault Aviation and Cogedim.

The candidate fulfils the criteria for independence adopted by the Board of Directors.

14. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr André Levy-Lang.

Mr André Levy-Lang is a graduate of the Ecole Polytechnique and Doctor (Business Administration) of the University of Stanford. After being Chairman of the Management Board of Paribas, he is an Associate Professor at the University of Paris-Dauphine. He is a director of Schlumberger, AGF, Institut Europlace de Finance, SCOR, l'Hôpital Américain de Paris and the Institut des Hautes Etudes Scientifiques. He is a member of the Supervisory Board of Paris-Orléans.

The candidate fulfils the criteria for independence adopted by the Board of Directors.

15. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Gaston Schwertzer.

Mr Gaston Schwertzer has for a long time been active in the gas industry and in real property projects in Luxembourg. A director of Dexia BIL since 1984. Co-founder of BIL Participations, which became Luxempart. He is currently, inter alia, Chairman of Luxempart Energie, Sichel, Presta-Gaz and Energus. He is Chief Executive Officer of Audiolux. He is also Honorary Consul of the Republic of Nicaragua.

The candidate fulfils the criteria for independence adopted by the Board of Directors.

16. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Marc Tinant.

Mr Marc Tinant is a Master of Economics. Before joining the Arco Group in 1991, he was General Counsel to the Management Board of the Société Régionale d'Investissement de Wallonie. He is currently, inter alia, a member of the Management Board of Arcofin, Arcoplus, Auxipar, Arcopar and director of Retail Estates.

17. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Sir Brian Unwin.

Sir Brian Unwin studied at Oxford and Yale. He is a graduate and occupied various posts in the Treasury and the Cabinet Office in Great Britain. He became President of the European Investment Bank in 1993. He has been Honorary President of it since 2000. He is currently Chairman of Assettrust Housing Ltd. He is also, inter alia, Chairman of the European Centre for Nature Conservation.

The candidate fulfils the criteria for independence adopted by the Board of Directors.

18. Resolution to confirm the following persons as independent directors within the meaning of Article 524 of the Company Code and who, for the purposes of the procedure provided for in that article, meet all the criteria for independence set out therein and the other criteria for independence adopted by the Board of Directors:
    - Anne-Marie Idrac
    - Anne-Claire Taittinger
    - Gilles Benoist
    - Denis Kessler
    - André Levy-Lang
    - Gaston Schwertzer
    - Sir Brian Unwin
    - Fabio Innocenzi, subject to approval by the Ordinary Shareholders' Meeting of item 9 on the agenda.

19. Resolution to renew the appointment of the company Mazars & Guérard SCCRL, Auditors, represented by Mr Xavier Doyen, as auditors for a term of three years expiring at the end of the Ordinary Shareholders' Meeting of 2009. Resolution to fix the emoluments for the College of Auditors at EUR 200,000 per annum for the exercise of their legal audit mission.

20. Resolution to allocate to directors, with effect from January 1, 2005 and for the exercise of their mandates, a maximum overall annual amount of EUR 1,300,000 as compensation. This Meeting also authorizes the Board to determine the practical procedures and individual allocation of this compensation.

21. Resolution to approve, as needs be, the allocation of a total of 5,013 shares to employees of Financial Security Assurance, Inc. ("FSA") and its direct and indirect subsidiaries established in the United States, as part of the Dexia Group employee share plan 2005 for which the subscription period extended from August 22, 2005 to September 26, 2005, and for the purposes of the application of the fiscal regime provided in Article 423 of the Internal Revenue Code.

General data

1

Name

The company is called "Dexia".

2

Registered office

The registered office of the company is at 1 Square de Meeûs, 1000 Brussels (RPM Brussels VAT BE 0458.548.296).

3

Legal form, incorporation, duration

The company is a limited company under Belgian law that makes a public appeal for investment. It was incorporated on July 15, 1996 for an indefinite period.

The company has two subsidiaries located in France and in Luxembourg.

4

Corporate object

Article 3 of the Articles of Association reads as follows:

"The company has the object, both in Belgium and in other countries, of:

1. the acquisition, holding, management and sale, by whatever means, of all equity interests in companies or any other legal entities, whatever their legal form, existing or to be created, which operate as credit institutions, insurance or reinsurance companies or which carry on financial, industrial, commercial or civil, administrative or technical activities, as well as all types of shares, bonds, public funds and any other financial instruments of whatever nature;
2. the provision of assistance or administrative, commercial and financial services and accomplishment of all research on behalf of third parties and in particular on behalf of companies and other legal entities, whatever their legal form, in which it holds a direct or indirect equity interest, as well as the provision of loans, advances, guarantees or securities, in whatever form;
3. the conducting of all movable property, real property, financial, industrial, commercial or civil transactions including the acquisition, management, leasing and sale of all movable and real property, related directly or indirectly to the realization of its corporate object or likely to contribute to such realization."

5

Disputes

Dexia Bank Nederland

A number of disputes have arisen between Dexia Bank Nederland NV (hereinafter to be referred to as "DBnl") and its clients with respect to share-leasing products. Dexia has reported on this matter in its earlier annual reports and quarterly activity reports.

DBnl is still faced with claims which are mainly based on alleged: misleading information/error with respect to the share-leasing products; failure to ascertain whether the share-leasing product is suitable for a client in view of his investment experience and objectives and his financial situation ("duty of care"); failure to obtain the consent of the spouse of the client; false and misleading (oral) statements by intermediaries; cold calling; door-to-door sales; waivers related to the Dexia Offer not being binding; and violations of the Netherlands Consumer Credit Act.

The disputes are either with individual parties or collective foundations (Stichting Leaseleed). They are presented to different types of courts or arbitrators, mainly the sub-district and district courts, courts of appeal, the Dutch Securities Institute (DSI) and the Disputes Committee for the Banking Industry. In past reports and press releases, Dexia has informed the public about significant evolutions. This information is applicable on the Dexia website *www.dexia.com*.

On December 31, 2005, DBnl was summoned in civil courts by clients having contracts representing less than 2% of the contracts with realized or potential losses, a large majority of those in collective proceedings. In 16 of those cases some 674 clients are represented by Leaseproces BV, a profit driven organization recruiting clients with a "no cure, no pay" offer. On February 20, 2006, approximately 12,000 clients addressed DBnl by means of Leaseproces BV without starting proceedings yet.

Dutch Securities Institute (DSI)

In total, approximately 2,500 clients filed complaints at the Grievance Committee DSI. According to the latest estimations of DBnl, the complaints of at least 1,750 clients will be not admitted because of the statue of limitation. The remaining number of maximum 750 cases has been postponed and will not be heard before the decision of the Amsterdam Court of Appeal in respect of the joint petition of DBnl and the special interest groups to grant binding force to the Duisenberg Arrangement.

At the end of 2005, no more cases were under consideration of the Appeals Committee of DSI.

Depot Lease

The Duisenberg Arrangement is not applicable to a specific group of originally approximately 5,500 clients who have entered into share-leasing agreements in connection with securities deposit ("Depot Lease"). In April 2005, DBnl introduced for the Depot Lease clients a separate solution which is now widely accepted by clients. However, less than 12% of the clients with Depot Lease challenge the legality of this combination of products in court, among which some 300 clients united by the Stichting Leaseleed in a collective complaint.

Assessment

The purpose of the table of note 6 to the consolidated financial Statements on page 86 is to give an update of the status of the portfolio, and to enable the readers to access the risks linked to possible credit defaults, and outstanding and potential future litigations.

Lernout & Hauspie (LHSP)

As a consequence of the accusations against Dexia Bank announced on June 24, 2003 within the context of the criminal investigations opened in 2001 against former managers of LHSP for acts carried out between July 2, 1999 and September 1, 2000 by Artesia Banking Corporation, four civil cases were brought against Dexia Bank and Dexia SA in the United States, one of which was a class action and 3 were individual actions brought by former holders of LHSP shares; summonses were served on Dexia SA in February and March 2004.

As regards the three individual actions, the opposing parties agreed to desist from the action against Dexia SA without nonetheless waiving the right to re-introduce a new claim on the basis of these same facts; as regards the class action, the plaintiffs also indicated their intention to desist from the action against Dexia SA under the same conditions.

An application lodged by Dexia Bank aimed at refusal of the claim without examination as to fundamentals ("motion to dismiss") was refused by decision dated February 9, 2005; such a motion to dismiss consists of holding that, irrespective of the pertinence of the facts as presented by the plaintiff, the claim should in any event be refused, for example on the grounds that it would be statute barred.

In 2005 four new civil claims were brought against Dexia Bank and/or Dexia SA, as indicated below:

- In July 2005 the receivers of LHSP sued 21 parties, including Dexia Bank before the commercial court of Ieper for an indemnity against the net liabilities of LHSP in bankruptcy.
- On September 27, 2005 the Litigation Trustee for the LHSP litigation Trust filed an action against Dexia Bank and Dexia SA with the bankruptcy court in Delaware. This action is, essentially, a duplication of the action by the receivers of LHSP.
- On October 11, 2005 a Belgian individual filed a complaint against Dexia Bank, Dexia SA and other parties on behalf of purchasers of LHSP stock on the EASDAQ stock market form April 28, 1998 to November 8, 2000. The action was filed in the District of Massachusetts.
- On November 8, 2005 4,941 former shareholders of LHSP made a civil claim in Belgium against various parties, including Dexia Bank, seeking damages for their losses.

These claims are a logical consequence of the criminal investigation and are not really a new development.

Both Dexia SA and Dexia Bank keenly contest the fundamental facts of all the claims made against them.

A more detailed statement concerning the LHSP matter and the litigations involved is to be found in the annual report of Dexia Bank for 2005 (*www.dexia.be*)

Inheritance duties

An investigation was opened by the judicial authorities on September 28, 1999 at Dexia Bank concerning a possible fraud with regard to inheritance duties. This investigation resulted in accusations against three former directors of Dexia Bank, one of whom is a current member of the Executive Committee of Dexia Bank, at the end of March 2004. This accusation does not however mean the guilt of the persons concerned, in whom Dexia SA and Dexia Bank still have the utmost confidence. No major evolution occurred in 2005.

Dexia is not engaged in any other administrative, fiscal, legal or arbitration action likely to have a significant impact on its financial situation.

6

Share capital

6.1. Evolution of capital over the 2005 financial year

The evolution of capital is presented below in chronological order.

6.1.1. May 11, 2005: *modification to the representation* of capital as a consequence of the cancellation and destruction of own shares

The Extraordinary Shareholders' Meeting of the company was held on May 11, 2005 to decide on the cancellation and destruction of 51,886,865 own shares without any reduction of capital, thus modifying the representation of capital of EUR 4,825,428,200.53 by reducing the total number of shares from 1,145,261,366 to 1,093,374,501 after cancellation.

6.1.2. June 30, 2005: capital increase – exercise of subscription rights (Warrants "F1996", "F1997", "F1998", "A1999", "A2000", "ESOP 2000", "Share Plan Net 2000" and "ESOP 2001")

A first capital increase by the issue of 2,639,235 new shares with VVPR strips was observed by notarized deed dated June 30, 2005 and results from the exercise of the following categories of subscription rights:

a) 149,360 subscription rights were exercised by their beneficiaries, of which 14,000 at a price of EUR 5.95 ("F1996" warrants), 28,960 at a price of EUR 8.10 ("F1997" warrants) and 106,400 at a price of EUR 11.27 ("F1998" warrants).

   These were issued by the Board of Directors on July 6, 2000, within the framework of the authorized capital, in favor of certain of the Group's members of staff (issue of 76,350 "F1996" warrants exercisable at a price of EUR 59.45, of 99,425 "F1997" warrants exercisable at a price of EUR 81 and of 100,190 "F1998" warrants exercisable at a price of EUR 112.67) [1].

b) 502,915 subscription rights were exercised by their beneficiaries, of which 399,645 at a price of EUR 13.81 ("A1999" warrants) and 103,270 at a price of EUR 15.17 ("A2000" warrants).

   These options had been issued by the Board of Directors of Dexia SA on March 14, 2002, within the context of a public offer of exchange, with a view to allowing the holders of options on shares issued in 1999 and 2000 by Artesia Banking Corporation SA (which had merged in the meantime with Dexia Bank Belgium), to exchange the options allocated to them in 1999 and/or 2000 by Artesia Banking Corporation SA for subscription rights issued by Dexia SA and divided into 2 categories ("A1999" warrants in exchange for options issued by Artesia during the financial year 1999 and "A2000" warrants in exchange for options issued by Artesia BC during the financial year 2000).

c) 621,150 subscription rights of the category warrants "ESOP 2000" were exercised by their beneficiaries at a price of EUR 14.58. These options had been issued by the Board of Directors of Dexia SA on May 30, 2000 within the context of the Dexia stock option plan for the year 2000 in favor of certain members of staff (executives and management) of the Group.

1 Number and exercise price before split by 10.

d) 1,345,810 subscription rights of the category warrants Share Plan "Net 2000" were exercised by their beneficiaries at a price of EUR 15.88. These options had been issued further to the decision on May 31, 2000 of the Extraordinary Shareholders' Meeting of Dexia SA and the decision of the Board of Directors of Dexia SA on September 12, 2000 in particular in favor of the staff members of the branch network of Dexia Bank Belgium.

e) 20,000 subscription rights of the category warrants "ESOP 2001" were exercised by their beneficiaries at a price of EUR 17.86. These options had been issued by the Board of Directors on May 22, 2001 in favor of certain members of staff and executives of the company, its subsidiaries, subsubsidiairies and branches.

As a consequence of that exercise, the company's capital was increased from EUR 4,825,428,200.53 to EUR 4,837,067,226.88 represented by 1,096,013,736 shares.

6.1.3. September 30, 2005 : capital increase – exercise of subscription rights (warrants "F1996", "F1997", "F1998", "A1999", "A2000" and "ESOP 2000", "ESOP 2001")

An increase of capital by the issue of 978,629 new shares with VVPR strips was observed by notarized deed dated September 30, 2005 and results from the exercise of the following categories of subscription rights:

a) 154,772 subscription rights were exercised by their beneficiaries within the context of the stock option plan described in point 6.1.2.a above, of which 5,000 at a price of EUR 5.95 ("F1996" warrants), 23,216 at a price of EUR 8.10 ("F1997" warrants) and 126,556 at a price of EUR 11.27 ("F1998" warrants).

b) 336,807 subscription rights were exercised by their beneficiaries within the context of the stock option plan described in point 6.1.2.b above, of which 242,255 at a price of EUR 13.81 ("A1999" warrants) and 94,582 at a price of EUR 15.17 ("A2000").

c) 390,550 subscription rights of the category "ESOP 2000" warrants were exercised within the context of the stock option plan described in point 6.1.2.c above by their beneficiaries at a price of EUR 14.58.

d) 96,500 subscription rights of the category "ESOP 2001" warrants were exercised within the context of the stock option plan described in point 6.1.2.d above by their beneficiaries at a price of EUR 17.86.

As a consequence of that exercise, the company's capital was increased from EUR 4,786,589,720.53 to EUR 4,841,382,980.77 represented by 1,096,992,365 shares.

6.1.4. December 20, 2005: capital increase reserved for members of staff of the Dexia Group (employee share plan 2005)

The capital increase on December 20, 2005 falls within the context of the share plan 2005 aimed at all members of staff and all employees of the Dexia Group, in accordance with terms similar to those for 2000, 2001, 2002, 2003 and 2004 Dexia share plans. In all, 9,159,207 new Dexia shares with VVPR strips were subscribed and issued on December 20, 2005 within the context of the 2005 share plan.

It is also to be noted that a total of 189,772 subscription rights (of a maximum 2,000,000 issued under suspensive condition by the Extraordinary Shareholders' Meeting of the company on May 12, 2004) were also issued on December 20, 2005 in favor of employees who had subscribed to the offer providing for the free grant of 6 subscription rights for 10 subscribed shares without discount (term of offer only made to employees of the self-employed network of branches of Dexia Bank and DVV Insurance in Belgium).

As a consequence of the subscription to the capital increase in the framework of the share plan 2005, a total amount of 9,159,207 new shares with VVPR strips were issued on December 20, 2005, thus increasing the company's capital from EUR 4,841,382,980.77 to EUR 4,881,775,083.64 EUR (the balance corresponding to an issue premium account) represented by 1,106,151,572 shares.

6.1.5. December 30, 2005: capital increase – exercise of subscription rights (warrants "F1996", "F1997", "F1998", "A1999", "A2000", "ESOP 2000", "ESOP 2001", "ESOP 2002")

The last capital increase of the year 2005 observed by notarized deed dated December 30, 2005 results from the exercise, by their beneficiaries, of 1,317,458 subscription rights mentioned below through the creation of 1,317,458 new shares with VVPR strips:

a) 173,944 subscription rights were exercised by their beneficiaries within the context of the stock option plan described in point 6.1.2.a above, of which 27,000 at a price of EUR 5.95 ("F1996" warrants), 31,000 at a price of EUR 8.10 ("F1997" warrants) and 115,944 at a price of EUR 11.27 ("F1998" warrants).

b) 223,343 subscription rights were exercised by their beneficiaries within the context of the stock option plan described in point 6.1.2.b above, of which 146,715 at a price of EUR 13.81 ("A1999" warrants) and 75,628 at a price of EUR 15.71 ("A2000" warrants).

c) 350,900 subscription rights were exercised within the context of the stock option plan described in point 6.1.2.c above by their beneficiaries at a price of EUR 14.58 ("ESOP 2000" warrants).

d) 319,500 subscription rights were exercised within the context of the stock option plan described in point 6.1.2.d above by their beneficiaries at a price of EUR 17.86 ("ESOP 2001" warrants).

e) 250,771 subscription rights were exercised within the context of the stock option plan described in point 6.1.2.e above by their beneficiaries at a price of EUR 11.88 ("ESOP 2002" warrants).

As a consequence of this capital increase, the company's share capital was increased to EUR 4,887,585,073.42 (the balance being allocated to an issue premium account), represented by 1,107,469,030 shares.

It is finally to be noted that, by a resolution of the Board of Directors of the company passed on March 3, 2005, it was decided to issue under the suspensive condition of their effective attribution a maximum of 10,000,000 subscription rights ("ESOP 2005" warrants) within the context of the 2005 Dexia stock option plan reserved for members of staff (including members of the management bodies of the Group) of the company and its subsidiaries in Belgium and other countries. The subscription price of these options was fixed at EUR 18.03 per subscription right.

6.2. Summary table of Dexia subscription rights ("warrants") (as of December 31, 2005)

	Exercise price *(in EUR)*	Exercise period from	Exercise period to	Number of subscription on rights allocated	Number of subscription on rights exercised	Number of residual subscription rights
Subscription rights allocated in 2000						
"F1996" warrants	5.95	Sept. 3, 2001	Sept. 3, 2006	763,500	709,500	54,000
"F1997" warrants	8.10	May 27, 2002	May 27, 2007	994,250	798,776	195,474
"F1998" warrants	11.27	May 29, 2003	May 29, 2008	1,001,900	643,400	358,500
"ESOP 2000" warrants	14.58	Nov. 30, 2000*	Dec. 31, 2010*	5,915,000	2,080,300	3,834,700
"Share Plan Net 2000" warrants	15.88	June 30, 2005	June 30, 2005	1,377,180	1,345,810 + 31,370 Nul and Void	0
Subscription rights allocated in 2001						
"ESOP 2001" warrants	17.86	June 30, 2004*	Dec. 31, 2011*	8,100,000	436,000	7,664,000
"Share Plan Net 2001 + Germany" warrants	17.23	Oct. 26, 2006	Oct. 26, 2006	469,524	0	469,524
Subscription rights allocated in 2002						
"ESOP 2002" warrants	13.66/11.88**	Sept. 30, 2005*	July 23, 2012*	10,000,000	250,771	9,749,229
	13.66					2,450,000
	11.88					7,299,229
"Share Plan Net 2002" warrants	10.97	Oct. 31, 2007	Oct. 31, 2007	495,096	0	495,096
"A1999" warrants	13.81	May 1, 2003*	July 31, 2007*	1,994,406	903,085	1,091,321
"A2000" warrants	15.17	May 1, 2004*	July 31, 2008*	1,597,184	274,670	1,322,514
Subscription rights allocated in 2003						
"ESOP 2003" warrants	11.37	Sept. 30, 2006*	July 24, 2013*	10,000,000	0	10,000,000
"Share Plan Net 2003" warrants	13.37	Oct. 31, 2008	Oct. 31, 2008	299,676	0	299,676
Subscription rights allocated in 2004						
"ESOP 2004" warrants	13.56	Sept. 30, 2007*	July 24, 2014*	10,000,000	0	10,000,000
"Share Plan Net 2004" warrants	15.77	Oct. 30, 2009	Oct. 30, 2009	184,074	0	184,074
Subscription rights allocated in 2005						
"ESOP 2005" warrants	18.03	June 30, 2008*	June 29, 2015*	9,994,950	0	9,994,950
"Share Plan Net 2005" warrants	18.20	Oct. 29, 2010	Oct. 29, 2010	189,972	0	189,972
						55,903,030

* excluding specific conditions.

** 13.66: France / 11.88: other countries.

6.3. Share capital as of December 31, 2005

On Dec. 31, 2005 the share capital amounted to EUR 4,887,585,073.42 represented by 1,107,469,030 shares with no nominal value, of which approximately one third of registered shares and two third of bearer shares. The shares are listed on Euronext Brussels, Euronext Paris and the Luxembourg Stock Exchange.

6.4. Notifications under the legislation on transparency

Under the terms of the law of March 2, 1989 on the publication of large holdings in companies listed on the Stock Exchange and on the basis of article 5 of the Articles of Association of Dexia SA, shareholders are obliged to notify their holding to the Banking, Finance and Insurance Commission and to Dexia, if their equity interest reaches a threshold of 3%, then 5% or a multiple of 5%.

For the calculation of holding percentages, the numerator consists of the number of effective voting rights and the number of future voting rights, potential or not (resulting from conversion rights and undertakings in, or subscription rights to securities to be issued), held by the person making the declaration. The denominator consists of the number of effective voting rights and the number of future voting rights, potential or not (resulting from conversion rights and undertakings in, or subscription rights to securities to be issued) of Dexia SA.

This notification is also obligatory in the following cases:

- in the event of takeover or sale of a company which must itself submit a declaration;
- in the event of a decrease in voting rights to below one of the aforementioned thresholds.

Moreover, in application of the "Protocol on the prudential supervision of the Dexia Group" (cf. above–Corporate Governance), Dexia SA has asked its large shareholders to inform the company and the Banking, Finance and Insurance Commission as soon as possible prior to any of the aforementioned transactions.

A declaration was submitted on the basis of aforesaid conditions.

The Dexia SA holding (= own shares) decreased on May 11, 2005 below the threshold of 3% (0.117%).

7

Places where the public may consult documents

The Articles of Association of the company are available at the office of the Clerk to the Commercial Court of Brussels and at the company's registered office.

The annual reports as well as the annual financial statements and the consolidated financial statements are lodged with the National Bank of Belgium. These documents may also be obtained from the company's registered office.

Decisions in relation to appointments and resignations of members of the Board of Directors are published in the Appendix to the Belgian Gazette. Financial notices concerning the company, as well as convocations to Shareholders' Meetings are published in the financial newspapers, the daily press and periodicals.

8

Calendar of publication of periodic information

- Date of the Ordinary Shareholders' Meeting for the 2005 financial year: May 10, 2006;
- Date of the Ordinary Shareholders' Meeting for the 2006 financial year: May 9, 2007;
- Date of payment of dividend for the 2005 financial year: May 24, 2006;
- Half-yearly information: September 5, 2006.

Dexia SA

Square de Meeûs 1
B-1000 Brussels
Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

In Paris

7-11, quai André Citroën
F-75015 Paris

In Luxemburg

69, route d'Esch
L-2953 Luxembourg

Design and production

Nord Compo
7, rue de Fives
BP 123
F-59653 Villeneuve-d'Ascq
Tel. +33 3 20 41 40 01

Printing

Snoeck-Ducaju & Zoon – B-9000 Ghent

DEXIA

ANNUAL REPORT
2005

no achievement without lasting commitment



DEXIA

Contents



Milestones. Throughout its ten-year history, and true to its original project, Dexia has set foundations, *milestones*, forming the bases of its sustainable expansion which today are also the foundations for its future development. Some of these are presented at intervals throughout the annual report.



Alliance. Because they shared the same vision, Crédit Communal de Belgique and Crédit local in France decided to unite in 1996. That economic merger gave birth to Dexia, the first truly European banking group.



Development. 10 years later, the Dexia Group, world leader in the market for public sector financing, is active in 30 countries, on 4 continents. In all its business lines, with its 24,418 members of staff, it is affirming its world ambition and establishing in high-potential emerging countries.



Innovation. At each stage of its development, Dexia has innovated and anticipated, whether in financing renewable energies (e.g. wind energy, which is now competitive), committing itself as a pioneer to sustainable and responsible investment, or sustainable financing through Public Private Partnership projects.







Performance. A pioneer in alternative management and an historical partner of the local public sector, Dexia demonstrates on a daily basis that growth and profitability can be combined, always creating greater value for clients, shareholders and Dexia members of staff, just as in the sense of the initial project.





alent. As expressed by its sponsorship of the arts, it is talent which animates the men and women at Dexia, in all their business lines. A talent which they use, together, in their daily lives, in the application of their professional skills.



Sharing. Dexia gave internal expression to that same desire to undertake and to progress, in 1996 by creating a European Works Council, a place for lively social dialogue, and in 2005 by launching the Dexia Corporate University with a managerial identity emerging that is common to the Group as a whole.







no achievement without lasting **commitment**

On its tenth anniversary, Dexia adopted an original institutional maxim, "no achievement without lasting **commitment**", and a new communication policy which included an advertising campaign. The Group thus addressed its audience in order to improve its fame in Europe and to confirm its identity as a European banking group.

Dexia, a strong personality

Since creation of the Group in 1996, the Dexia institutional maxim has been adapted on several occasions, to each major stage in its growth.

Today, Dexia's vocation of "sustainable involvement" with its entire audience is confirmed, and the evolution of the Group's maxim, going beyond the simple notion of sustainable development, becomes perfectly natural.

"no achievement without lasting commitment"

The new Dexia maxim marks the Group's "age of reason" and highlights its global strategy, resolutely oriented to controlled and sustainable expansion.

For our clients, and also for our shareholders, our suppliers and all the Group's members of staff, the new institutional maxim, clearly expresses the strategy of Dexia and affirms a universal truth with which each of us can relate.

It gives the Dexia brand an original positioning in the European banking sector and enhances it with a strong, distinctive and sustainable personality. It affirms the mode of relations which Dexia now intends to develop with its entire audience.

Dexia takes the word in Europe

The pan-European communication campaign relied on Dexia's institutional maxim, "no achievement without lasting **commitment**".

It was disseminated in 12 European countries: France, Belgium, Luxembourg, the United Kingdom, Italy, Spain, Portugal, Austria, Poland, Slovakia, Romania and Turkey.

A spectacular creation

The new campaign adopted a spectacular visual approach. Its concept relied on presenting universally known works of art, but presenting them as unfinished, for a lack of time or means...



no achievement without lasting commitment
DEXIA



no achievement without lasting commitment
DEXIA

Corporate profile

A European bank, **world leader** in public finance

Dexia was born of the alliance in 1996, of two major players in local public finance in Europe: Crédit local de France and Crédit Communal de Belgique. Both institutions, together with Banque Internationale à Luxembourg (BIL) were united in 1999 into one publicly quoted company named Dexia. This was one of the very first cross-border mergers in the European banking sector. Today, Dexia ranks among the 15 largest financial institutions of the euro zone, and services two main markets: local authorities and similar institutions on a global scale, and the personal sector and households on a regional scale, mostly in Belgium and Luxembourg.

Local public sector

Since its merger in 1999 and the subsequent acquisition of Financial Security Assurance (FSA) in the US, Dexia has become the world's largest player in local public finance. Dexia's high level of expertise, its long-term horizon and the very high solvency of its customers, grant a superior quality of franchise.

Personal sector

Not only the bank of local authorities, Dexia is also a leading retail bank in Belgium, servicing the financial needs of several million customers. Its commercial presence was enlarged with the acquisition of Artesia Banking Corporation in 2001. Over the years, and initially from its Luxembourg base, Dexia has also developed private banking services catering for affluent customers in Belgium, France and other European countries.

Expertise, performance and rating

Dexia's success lies not only in its renowned franchise and distribution skills, but also in its ability to conceive efficient products and develop innovative solutions to the financial requirements of its clients. In all of its business lines, Dexia has been able to attract and deploy the best professional skills. It exercises the highest standards in terms of underwriting, risk monitoring, operational disciplines and product performance. Dexia has one of the highest credit ratings in the banking industry: its three main entities – Dexia Crédit Local, Dexia Bank and Dexia BIL – are AA/Aa2/AA+ rated; two of its subsidiaries in Europe issue AAA-rated secured bonds; finally FSA is a AAA-rated monoline insurance company.

Business lines

Public/Project Finance and Credit Enhancement

Dexia's global leadership in public finance is deservedly renowned. The Group operates several subsidiaries and branches in twenty-six countries worldwide. The main ones are Dexia Crédit Local in France and its main subsidiaries abroad, Dexia Bank in Belgium, Dexia Crediop in Italy, and Financial Security Assurance (FSA) in the United States. The very large size of the market, the quality and solvency of borrowers, and the large and growing needs for essential public infrastructures, offer wide opportunities for the Dexia Group to underwrite valuable business and expand its international coverage. Size, innovation, expertise and a long-term view are the key ingredients of Dexia's success in this business line, which represents over one half of its earnings. Execution is provided in different forms: straightforward lending, sophisticated project financing schemes and credit enhancement. In addition, insurance, payments, asset management and other services are offered to clientele.

Personal Financial Services

In Belgium, Dexia Bank is one of the country's top players in retail banking. It offers a complete range of banking and insurance services to a clientele of households and small and medium-sized enterprises. In Luxembourg, Dexia BIL has a similar position among the retail banks of the Grand Duchy. In that country, a private banking business has been developed over the years and now extends beyond Belgium and Luxembourg. Several units and joint ventures have been acquired/developed in a number of European countries, among which France, Spain, Switzerland and Slovakia.

Treasury and Financial Markets

Dexia's principal businesses give the Group an intensive presence in the capital markets, whether for the funding and management of the Group's balance sheet, or for the engineering of sophisticated products and solutions delivered to clients of the various business lines. This business segment is not only a key support entity for the whole Group, but it is also an important profit center which generates substantial earnings.

Specialized units

The fast developments of Dexia in its two main markets, and its strong franchise in Luxembourg, have given rise to specialist activities in Asset Management, Insurance and Fund Services. **Dexia Asset Management** has acquired a strong renown in Europe and today distributes over one third of its products among institutions and through third party channels. **Dexia Insurance Services** supplies all the life and non life insurance products sold in the retail networks of the Group in Belgium and Luxembourg and in France. In fund services, **RBC Dexia Investor Services** has recently been formed as a joint venture with Royal Bank of Canada and ranks among the ten largest custodian banks worldwide.

Financial profile

BALANCE SHEET TOTAL
(In billions of EUR)


351
351
350
389
405
509
31/12/2001
31/12/2002
31/12/2003
31/12/2004
01/01/2005
31/12/2005

NET INCOME (GROUP SHARE)
(in millions of EUR)


1,434
1,299
1,431
1,772
1,822
2,038
31/12/2001
31/12/2002
31/12/2003
31/12/2004
01/01/2005
31/12/2005

TIER 1 RATIO
(in %)


9.3
9.3
9.9
10.7
10.0
10.3
31/12/2001
31/12/2002
31/12/2003
31/12/2004
01/01/2005
31/12/2005

CAPITAL ADEQUACY RATIO
(in %)


11.5
10.7
11.2
11.7
11.1
10.9
31/12/2001
31/12/2002
31/12/2003
31/12/2004
01/01/2005
31/12/2005

Dexia GAAP: Dexia Group accounting standards adopted until the publication on December 31, 2004.

EU GAAP: IFRS adopted by the European Union for publications after January 1, 2005.

EARNINGS PER SHARE (UNDILUTED)
(in EUR)


31/12/2001
1.25
31/12/2002
1.13
31/12/2003
1.24
31/12/2004
1.58
31/12/2004
1.63
31/12/2005
1.87

RETURN ON EQUITY (ROE)
(in %)


31/12/2001
18.7
31/12/2002
16.2
31/12/2003
16.5
31/12/2004
19.8
31/12/2004
17.2
31/12/2005
20.0

COST-INCOME RATIO
(in %)


31/12/2001
59.0
31/12/2002
58.9
31/12/2003
59.2
31/12/2004
55.9
31/12/2004
54.4
31/12/2005
54.0

24,418 **members [1] of staff, of which:**

15,275 in Belgium,
2,516 in France,
3,249 in Luxembourg,
3,378 internationally.

(1) As of December 31, 2005.

RATINGS (LONG TERM) [2]

	Dexia Bank	Dexia Crédit Local	Dexia BIL	Financial Security Assurance	Dexia Municipal Agency
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

Dexia is one of the financial institutions with the best ratings in the world as the main entities within the Group are rated AA or AAA.

(2) As of December 31, 2005.

Message from the **Chairmen**



PIERRE RICHARD,
Chairman of the Board of Directors

In 2005, numerous events influenced the world economy and the confidence of its actors. The rise of oil prices in a manner unequalled for several years, aroused fears that a new shock comparable to that felt in the seventies and nineties would have serious consequences on the economies of the principal oil-importing countries. For their part, the terrorist attacks in London, after Madrid, showed that the threat is still there, and that the front line in the battle against this scourge is actually located at the heart of the major Western capitals. Mother Nature also reminded us of her devastating power in the southern part of the United States, provoking human drama, the displacement of entire populations, and the paralysis of activity there for many months.
In this, to say the least, agitated environment growth nonetheless continued: at a good pace in the United States; Asia is not sitting back either, and economic activity accentuated the vigorous awakening of China and India; and in the countries of Western Europe, which saw differing evolutions in terms of growth and of deficits, but which overall saw company results progress, their stock markets continuing to perform well.

In 2005, Dexia continued to make good progress on all fronts. Business turnover, both in credit commitments and in customer assets, rose in a noteworthy fashion. This year, earnings per share achieved once again a sharp rise (+14.5%) at EUR 1.87.
The share's performance continued to make progress in 2005, with a rise of more than 15% over the year, on top of the 24% increase achieved in 2004. So, in two years, the Dexia share has increased in value by almost 40%, or twelve points better than the Eurostoxx 50 index (which rose +28%), nine more than the CAC 40 index (+31%), and three more than the Eurostoxx Banks index (+37%). We would recall, moreover, that the dividend per share given by Dexia in 2005 for the financial year 2004 was an increase of 17% over the previous year. The Board of Directors will propose to the shareholders' meeting on May 10, 2006 to distribute a dividend which is up 14.5% over 2005, at EUR 0.71 per share. Thus the essential objective of value creation undertaken by the Management Board and the Board of Directors of Dexia has been broadly achieved. After an existence of less than a decade, since November 1996, the Total Shareholder Return

(stock market performance increased by dividends reinvested) was 357%, or an annual average performance of 15%, well above that of the principal indices over the same period. This remarkable performance is the fruit borne by the excellence of our teams, well able to give our customers the very best quality of service and to energetically conquer new markets.
The year 2006 marks an important stage in the life of Dexia, with the baton passed in the two management bodies of the Group, the Board of Directors and the Management Board. The mandate of François Narmon came to an end, and I took the Chair of the Board of Directors, passing the baton to Axel Miller, new Chief Executive Officer, Chairman of the Management Board.
I would like to pay a very sincere homage, on my own behalf and that of all my colleagues, to François Narmon. With him I shared the honor and the thrill of having conceived and constructed the Dexia Group over the course of the last nine years. With him I share the pride of having run a Group which has quadrupled its earnings over that period, and which today has a presence in thirty countries around the world, and which enjoys its renown as world leader in providing financial services to the local public sector. He receives our heartfelt gratitude.

The year 2006 will evolve under the banner of corporate governance, in particular with the application of the Lippens Code. In order to transpose the provisions of that Code in the best possible manner to governance at Dexia, in 2005 the Dexia Board of Directors established an ad hoc committee charged with revising the internal rules of the Board of Directors. In particular that committee studied the role of the Board of Directors and the Chairman of the Board, the rights and obligations of directors and shareholder relations. That reflection led at the end of 2005 to the publication of the Corporate Governance Charter.
As Chairman of the Board of Directors, I will provide support and advice to management and facilitate corporate governance according to best practices. I will ensure that our Board of Directors is in a position to give the added value it is able to provide through the variety of its composition and the talents of each of its members. Finally, I will do all I can to strengthen relations even further with all our shareholders.

"Dexia continued to make good progress on all fronts. Business turnover, both in credit commitments and in customer assets, rose in a noteworthy fashion."

Message from the **Chairmen**



AXEL MILLER,
Chief Executive Officer

2005 was again a year of excellent achievement for Dexia. In all areas of activity, the Group succeeded in increasing its new business, its income and its earnings. Costs remained under good control overall, despite the fact that many international developments were undertaken during the year, and that a number of closures and divestitures took place, aimed at refocusing the Group on its core businesses.
Activity in Public/Project Finance was particularly buoyant in 2005, with credit commitments jumping 25%, and net par outstanding insured by FSA going up 8% in one year. In an environment of margin squeeze, net underlying income went up 14%, and with a ROEE in excess of 22%, the business line continued to deliver a very high profitability. Similarly, Personal Financial Services achieved, this year again, a very good commercial performance, with customer assets growing by almost 8%, and loans by more than 11%. Net underlying income went up above 13% in the business line, as a result of a robust revenue growth and a well-contained cost progression. In the other business segments, results have been equally good: net underlying income was up almost 29% in Investment Management and Insurance Services, and more than 15% in Treasury and Financial Markets.
All these good underlying performances combined with a number of one-offs during the year to create a very healthy bottom line income exceeding EUR 2 billion post tax, 11.9% above the very good performance of the previous year. Furthermore, given the very high level of share buybacks made in 2005 (nearly EUR 600 million), earnings per share rose by 14.5%, coming after the record +28% of the previous year.
Looking back, this performance is very impressive, when one remembers that in 1996 the combined net income of Dexia France and Dexia Belgium was EUR 481 million, whilst their capital resources were quite substantial compared to the size of their balance sheets, the Group's Tier 1 ratio then standing at above 12%.
This success must be recalled not only to praise the two leaders, François Narmon and Pierre Richard who, in their respective roles, ran the Group until 2005, and to express all due gratitude to the staff who made this happen. This must also be done because it helps us look into the future of Dexia and to address its forthcoming challenges.
Firstly, Dexia's success clearly stems from a vision: that of creating a global player in public finance, diversifying its geographic spread, and enhancing its product offer. This has made Dexia a unique player in the universe of public finance, when compared to its various local or global competitors. In less than ten years, Dexia managed to generate one billion euros of net underlying income in Public/Project Finance, and more than half of it originated outside the domestic base of France and Belgium. Net income has continued to grow despite fiercer competition; the business book has grown to a very substantial level, and these assets in store grant future revenue streams for many years to come.
Secondly, the foundations of the more classical banking activities have been reinforced commercially, and the business was made

more efficient over past years. Today Dexia holds a strong position among the leading banks in Belgium and Luxembourg. Having established its brand with more than four million retail, affluent and private customers, and having streamlined its networks and operations, Dexia has secured regular streams of earnings for the future, gathered reliable funding resources, and strengthened its franchise.

Thirdly, at the same time a number of specialist activities were set and developed within the Group, which brought their support to the franchise of Dexia in its two principal markets, and generated scale and earnings: asset management is now a sizeable and very successful activity, and so is insurance. Fund administration is now part of a leading global franchise under RBC Dexia Investor Services. Finally, in the financial markets, Dexia stands as a very large and well-rated counterpart, given the scope and sophistication of its product offer, the size of its balance sheet and the quality of its signature.

Looking ahead, it is obvious that Dexia must set a far-reaching vision whilst keeping its eyes "on the ball" and delivering performance in the short run. In the first days of January, a new strategic planning exercise has started, with a triple time horizon. The plan will look three years forward, as was the case previously, to set financial objectives for our various lines of business; it will also look five years ahead, so as to earmark the position sought by Dexia in the markets or regions strategically targeted; finally, the plan will also include a ten-year horizon, because local public needs and infrastructures are a long-term matter, requiring anticipation and careful preparation, without which the Group would not be able to move in the right place, at the right time, in the right way.

As the new CEO of Dexia, for me this is a thrilling challenge, because one can see the opportunities that exist worldwide in this domain. All of the Dexia staff are ready to embark on this challenge and to work hard at it, because there are tremendous assets in the Group to make it succeed, as it did during the first nine years of its existence. The knowledge that Dexia has developed to date and is able to export to new territories is superior. The needs for public infrastructure creation or enhancement worldwide are immense. Dexia can expand its franchise in mature markets as well as in emerging countries. Its initiatives can take the form of wholly-owned subsidiaries or joint ventures with powerful local institutions. The modes of provision of financial services can be traditional or highly sophisticated: traditional lending, project financing, public/private initiatives and disintermediated solutions can be applied, because Dexia has all the tools and expertise, in house, to handle all of these techniques. Similarly, Dexia's initiatives can be in the form of specialist/wholesale units, but they can also imply fully-fledged retail banking activities when the paradigm in the targeted market commands it. This great array of possibilities makes the strength of Dexia and gives it a unique opportunity to continue broadening its client base, improving the spread of its business portfolio, increasing its earnings, and in the end delivering more and more value to its shareholders in the many years to come.

"2005 was again a year of excellent achievement for Dexia. In all areas of activity, the Group succeeded in increasing its new business, its income and its earnings."

Milestone 1

The birth of a major
European banking group



…y the end of 2006, in France, 1,100 Dexia collea-
…es will work in the new head office bought by
…exia in Paris, in the "Défense" business area.

In October 1996, Dexia was born of the merger of Crédit Communal de Belgique and Crédit local de France. That cross-border marriage between two banks, the first of its kind in Europe, brought together two establishments built on very different industrial models. Crédit Communal de Belgique (CCB), created in 1860 to finance the local public sector, had become an all-round bank over time by deploying a network in Belgium for the gathering of deposits. For its part, Crédit local de France (CLF), former subsidiary of the Caisse des dépôts et consignations which was privatized in 1987, had a single business line, providing local public finance. Those two operators were of medium size, compared at the time to other major European banks, but faced the same challenge: uncontested leaders in public sector financing in their respective countries, their only hope of growth was in increasing their domestic market to take on a European scale. Rather than entering into direct competition, anticipating the emergence of the euro and a single financial market, CCB and CLF decided to join forces. For [illegible] the history of this first decade can now be viewed as a development [illegible] strategic choices: those [illegible]

[illegible] not just a collection [illegible]

[illegible] dimensions [illegible] very heart [illegible]

[illegible] ambitio[illegible]



In Belgium, the building of the new Dexia tower is nearing the end. In September, about 4,500 colleagues will be working there.

Group organization

Dexia was born in 1996 from Europe's first cross-border union in the banking sector, between Crédit Communal de Belgique and Crédit local de France. This initiative anticipated the emergence of a single currency and financial area in Europe. At first, the two entities were placed under the joint and equal control of two holding companies, one in Brussels and the other in Paris. In 1999, the Group was unified following the merger of the two holding companies, to form Dexia SA, a company under Belgian Law with its registered office in Brussels. Dexia SA is listed on the Euronext markets in Paris and Brussels and is part of the CAC 40 and BEL20 indices.

At the time of its unification in 1999, Dexia was given an organization controlled by a Management Board, itself chaired by the Chief Executive Officer and composed of a total of seven members, among which three were in charge both of a business line and an operating entity. That organization remained until the end of 2005, and was recast when the new Chief Executive Officer took office on January 1, 2006. That reorganization, described below, was conceived so that Dexia might operate in an even more integrated, rapid and effective manner than before, in order to take account of an environment presenting new challenges every day. Furthermore, in terms of governance, a Corporate Governance Charter was drawn up and put in place in 2005.



From left to right:
Xavier de Walque, Jacques Guerber, Rembert von Lowis, Dirk Bruneel and Axel Miller.

The operational management of the Group is currently organized as follows:

- The general management body at Dexia is the **Group Management Board**, composed of five members. It is chaired by *Axel Miller*, Chief Executive Officer; the other members are *Jacques Guerber*, Vice Chairman, *Dirk Bruneel*, *Rembert von Lowis* and *Xavier de Walque*. The mission of the Management Board consists in steering the Dexia Group and to define its strategy, to face the challenges and develop human resources. Furthermore, in order to allow a quick decision-making process, four out of the five members of the Group Management Board are members of the Management Boards of the Group's major entities. Together with the head of the entity, they form the top management body of each entity.

"That reorganization was conceived so that Dexia might operate in an even more integrated, rapid and effective manner..."

◦ The **Group Executive Committee**, which deals with the central steering of the entire Group, consists of the five members of the Group Management Board, plus seven **Executive Vice Presidents** in charge of the business lines and the principal horizontal functions: Public Finance, under the charge of *Bruno Deletré*; Personal Financial Services (to be appointed); Treasury and Financial Markets, under the charge of *Alain Delouis*; Finance (to be appointed); Risk Management, under the charge of *Claude Piret*; Operations and IT, under the charge of *Marc Huybrechts*; Human Resources, Communications & Culture, under the charge of *Bernard-Franck Guidoni-Tarissi*.

◦ Each of the **management bodies of the three main operating entities** of the Group (Management Boards of Dexia Crédit Local, Dexia Bank and Dexia BIL) is composed of five members: *Axel Miller* and *Jacques Guerber*, two other members of the Group Management Board, and finally the Chairman of the management organ of the operating entity concerned: respectively *Gérard Bayol* for Dexia Crédit Local, *Stefaan Decraene* for Dexia Bank, and *Marc Hoffmann* for Dexia BIL.

◦ Moreover, *Hugo Lasat*, Chairman of the Management Board of Dexia Asset Management, *Guy Roelandt*, Chairman of the Management Board of Dexia Insurance Services and *Marc Hoffmann*, in his capacity of Chairman of RBC Dexia Investor Services, also report directly to the Group Management Board.

◦ Finally, those in charge at Group level of Strategy and Development (*Stéphane Vermeire*), Investor Relations (*Robert Boublil*), Audit (*Véronique Thirion*), Compliance (*Jean-Noël Lequeue*) and General Secretariat – Legal and Tax (*Olivier Van Herstraeten*), report directly to the Chief Executive Officer.

The cohesion of the decision-making and management process of the Group is thus ensured by the majority presence of members of the Group Management Board within the management bodies of the operating entities and by the existence of seven Group divisions charged with monitoring the business lines and the major horizontal functions.



1 Axel Miller – 2 Xavier de Walque – 3 Jacques Guerber – 4 Rembert von Lowis – 5 Dirk Bruneel – 6 Bernard-Franck Guidoni-Tarissi – 7 Alain Delouis – 8 Bruno Deletré – 9 Claude Piret – 10 Marc Huybrechts – 11 Stefaan Decraene – 12 Gérard Bayol – 13 Marc Hoffmann – 14 Hugo Lasat – 15 Guy Roelandt


2
3
4
5
6
7
8
9
10
11
12
13
14
15
1

Activity portfolio Business model **Strategy**

The alliance between Crédit local de France and Crédit Communal de Belgique in 1996 aimed at creating a European Bank with, inter alia, the ambition to become the world leader in public finance. By pooling the respective domestic leaderships, Dexia was able to develop a strategy of international expansion based on the strengths of the two founding institutions.

Those shared the same high financial standing and values, and brought to the union their two different business models: Crédit local de France – later renamed Dexia Crédit Local, was essentially an originator of long-term credit facilities, raising its funding almost exclusively on the bond markets; symmetrically, Crédit Communal de Belgique – later renamed Dexia Bank Belgium – was a network of local branches collecting retail deposits from private individuals, and recycling the majority of them in the form of loans to municipalities.

Following the merger, Dexia has thus become one of the fifteen largest banks in the euro zone (by market capitalization), and today it addresses two main markets:

- local public authorities and borrowers with a similar profile (hospitals, schools, social housing institutions, charities, etc.), an activity conducted on a global scale;
- households and small and medium-sized enterprises, an activity conducted mostly in Belgium and Luxembourg.

The alliance has met and even exceeded its initial ambitions. The two founding institutions have been able to expand their activities in several directions: the product offer is now wide-ranging in the two markets that are served; the client base has been strongly developed both in number and types; lastly, the geographic scope of the Group is now much broader, with a presence in 30 countries. Today, Dexia counts among the very rare banking institutions which hold global leadership in one specific business (Public/Project Finance) whilst being a strong local retail player in Belgium and Luxembourg, giving it a unique spread in terms of portfolio mix and geographic contributions to earnings.

After less than a decade in existence, Dexia has not only increased its size – net income and market capitalization quadrupled since inception – but it has also built a renowned worldwide franchise in the area of public finance, a very strong regional presence in personal financial services, and established its name on the financial markets.

◦ In the Public/Project Finance arena, Dexia can today engineer and execute all forms of transactions: long and short-term credit facilities, ranging from the traditional to the more sophisticated schemes; debt management services; credit enhancement of municipal bonds and asset-backed securities; arrangement and underwriting of infrastructure projects. As an illustration of the latter capability, Dexia now belongs to the "top-ten" worldwide league of project finance players compiled by *Euromoney* for

BUSINESS PORTFOLIO – SEGMENT CONTRIBUTIONS TO UNDERLYING NET INCOME GROUP SHARE*


32%
14%
22%
12%

Public/Project Finance & Credit Enhancement

United States	34%
France	26%
Belgium	20%
Other	20%

Personal Financial Services

Belgium	60%
Luxembourg	26%
France	11%
Other	3%

Investment Management and Insurance Services

Asset Management	34%
Insurance	38%
Fund Services	28%

Treasury and Financial Markets

* Excluding non-operating items and central assets.

2005. Dexia is in the sixth highest position among the mandated arrangers of Global Project Finance loans, and in first position among the mandated arrangers of Global "Public/Private" Project finance loans (PPP).

◦ In terms of international development, Dexia's presence has been dramatically enlarged, to a large extent in the United States following the acquisition of FSA in 2000, and also through several moves in European countries, and more recently in Canada, Mexico and Japan. The Group has constructed its presence in various ways, either through branches, wholly-owned subsidiaries or joint ventures.

◦ In Personal Financial Services, Dexia Bank is today one of the four largest universal banks in Belgium, as is Dexia BIL in Luxembourg, with significant market shares in asset-gathering activities – particularly with affluent and private banking customers – and increasing activity in lending products.

◦ In the financial markets, the marriage of the two institutions has given Dexia a considerably greater visibility: the Group is one of the largest private issuers of long-term bonds and one of the very large counterparts in interest rate derivatives. The growing sophistication of the products offered to clients has developed a substantial business flow and revenue base for the Group.

◦ Initially established to support the commercial efforts of Dexia in its two main markets, some specialist subsidiaries have been successfully developed in the areas of Asset Management and Insurance Services. Their products show good performances and are sold both in the proprietary distribution networks of the Group and through third party channels. In the area of fund administration, Dexia has constructed a strong franchise in Europe which has recently been brought to a joint venture with the Royal Bank of Canada to form RBC Dexia Investor Services. This young company holds a very high position among global institutions offering custodian and fund administration services.

The **Dexia business model** is today much like that of its European peers, with a spread of contributions from retail networks, institutional clientele, and the capital markets and specialist activities. Being a bank, Dexia works on the strengths of its four million client base in Belgium and Luxembourg and enjoys a good market share owing to its "state of the art" products and services.

But Dexia is also a unique player in the financial services industry, because it is the world leader in Public/Project Finance. In this area, its business model is in fact a combination of several business models: it can be a "retail" approach – as in Belgium, where the complete range of services is offered to local authorities – it can also be a "wholesale/investment banking" approach – as executed in France, Italy or the United States – where only some products or services, with high added value, are offered to selected segments of the market. This capacity to execute the business in different ways has given Dexia a major competitive advantage in the deployment of its international strategy.

For instance, Dexia has established successfully in Spain and Austria by establishing a joint, highly specialized, public finance subsidiary with a local retail bank which operates on the local market. In other cases, following an acquisition, Dexia wholly or partly owns a company conducting specialist activities (e.g. Dexia Crediop in Italy; FSA, a US major in the credit enhancement of municipal bonds; or Dexia Kommunalbank Deutschland – formerly Dexia Hypothekenbank Berlin

–, a holder and manager of German public authority funding instruments). Lastly, Dexia may own and directly operate a fully-fledged "bank of the municipalities", such as Dexia Banka in Slovakia, which operates a similar business model to that of Dexia Bank in Belgium.
Not only has Dexia all the means to deploy its strategy by applying the right business model in the right place, but its established experience in public finance has also allowed it, in many countries, to transform a "demand-side" market – where the products are quasi-commodities and where winning a transaction is only a matter of price – into a "supply-side" market where public finance customers are willing to discuss not only a single piece of new debt, but also all possible solutions to their overall financial and risk management needs.

Dexia is organized in **business segments**, managed as profit centers for strategy, marketing, budgeting and reporting purposes.

◦ **Public/Project Finance and Credit Enhancement** covers the activities of Municipal Finance, Project Finance, Credit Enhancement and Corporate Lending. Municipal Finance consists of financing the needs of local public authorities or other public service organizations, in the form of direct loans, signed commitments, liquidity guarantees or the purchase of securities issued by the customers. Dexia offers its clients an entire range of products – including structured loans as well as debt management – to optimize their debt portfolio profile and efficiency. As indicated above, Dexia is also an active player in Project Finance and deploys its expertise on a global scale. It uses a selective approach, in line with the Group's risk policy: priority is given to essential infrastructures (transportation, environment and so on) and the renewable energy sector. Being one of the largest banks in Belgium, Dexia also supplies finance to corporate borrowers.
Through its New York based AAA-rated subsidiary, Financial Security Assurance (FSA), Dexia insures municipal bonds and infrastructure deals, as well as asset-backed securities (ABS) mainly in pooled corporate, consumer loans and mortgage sectors.

◦ **Personal Financial Services**. The strategic focus of this segment is the distribution of its own products and services as well as those created in other business lines of the Group (primarily Dexia Asset Management, Dexia Insurance Services and Treasury and Financial Markets – TFM), to a clientele predominantly composed of households, which includes affluent and high net worth individuals, professionals and self-employed individuals, as well as small and medium-sized companies. The largest part of the activity is conducted in Belgium and Luxembourg, where a broad and comprehensive distribution apparatus exists. The networks, as they now stand, stem from the integration of the Dexia Bank network and the BACOB/Artesia network acquired in 2001. The scaling down objective set at that time for 2005 has been exceeded, and the network now amounts to 833 branches operated by independent agents, and 236 branches run by bank employees. The integration of Artesia BC aimed at achieving substantial cost synergies, and this has been achieved and even exceeded.

The business line also operates units outside Belgium and Luxembourg. These involve various types of approaches and/or product focus. The main areas are:
- **France** where the Group holds a 20% participation in Crédit du Nord, Dexia Banque Privée France – a wholly-owned private bank –, and Dexia Epargne Pension, a specialized life insurance business;
- **Switzerland** through Dexia Private Bank Switzerland;
- **Slovakia** through Dexia banka Slovensko, a bank with 52 branches, which caters both to the local public clients and to the personal sector;
- **Spain**, where Dexia holds a 40% participation in Popular Banca Privada, a private banking joint venture with Banco Popular.

- **Treasury and Financial Markets (TFM)**, is a segment whose mission is largely aimed at giving support to the other business lines of the Group, and which is run as a profit center in its own right.

TFM provides short-term money market products and long-term funding for the Group supporting the growth of the Group's balance sheet.

TFM teams also develop, through permanent innovation, the offer of a large range of capital market products (fixed income, structured products based on interest rates and equity derivatives, foreign exchange, securitization) to the customers of the commercial business lines (local authorities, corporates, retail and private clients, institutional investors, fund managers and so on).

Finally, TFM manages a bond portfolio (Credit Spread Portfolio), which contributes to ensuring a high level of liquidity for the Group and brings a sizeable part of the business line's earnings.

- **Asset Management.** Dexia has successfully developed its own production capacity. In the first place this has related to mutual funds, considering the retail networks' growing demand for this kind of product, with increasing levels of sophistication. This expertise has then been extended to institutional investors, among Dexia's traditional clients – for instance the institutions of the public sector – but also to other institutions such as pension funds, endowments and foundations, via a professional distribution sales force.

Today Dexia Asset Management is the organization where asset management skills are concentrated. It is a significant European player, with three production centers in Belgium, Luxembourg and France, and client coverage in these three countries plus Italy, Spain, Switzerland, Germany, Austria, the United Kingdom, the Scandinavian countries, and in Australia. 2005 has been a year of strong extension in new markets.

Dexia Asset Management manages a complete range of products including equity, fixed-income, money market and diversified funds. The company holds strong positions in specific areas such as alternative investment management and socially responsible investment funds.

Products or mandates are distributed either through the various distribution channels (Retail and Private Banking networks, Public Finance customer base), through third party networks, or via its own pan-European sales force. Over one third of the business comes from institutional mandates.
Dexia Asset Management's main objective is to keep delivering outstanding performances in its product range (79% of Dexia Asset Management's products are in the first two quartiles of sector peer group classification by Standard and Poor's in the last three years), whilst achieving superior productivity (one of the best in Europe), through a strict control of operating costs. Dexia Asset Management will continue to leverage on the Group's distribution networks, retail and private clients, public finance institutions, and will continue successfully to develop its activity towards institutional clients.

◦ **Insurance activities** occupy an important place in Dexia's business portfolio, with approximately 7.5% contribution to total revenues (excluding the business of FSA and Dexia Sofaxis, which are reported separately, within the Public/Project Finance business line, due to their specific nature).

Insurance business is originated throughout the entire commercial organization, but mostly in Personal Financial Services (72% of the total premium amount collected), and the balance of premiums are collected among the institutional clients of the Public/Project Finance business line (17%), and from third party networks which distribute the products of Dexia among their own clients (11%); this latter part of the commercial production is reported in the Investment Management and Insurance Services (IMIS) segment. IMIS is also the business line where the operational (administration, back office, IT), financial, and statutory management of the insurance company units is conducted.
Within Dexia, insurance activity is largely a life business (89% of the total premiums collected in 2005). Geographically, the majority of the premiums are collected in Belgium (70%), and the balance comes essentially from France (essentially under the brand of "Dexia Epargne Pension"), and Luxembourg (essentially via "Dexia Life & Pensions").

◦ **Fund Administration.** This business encompasses the custody and other administrative tasks relating to securities and funds. Dexia offers three types of service: custody and related services, central administration (book-keeping of the funds, legal work, providing periodic valuations and so on), and transfer agent services (keeping registers and managing subscriptions and redemptions of fund shares).
Dexia has long been a leading player in this industry in Europe owing to its premier position in the Luxembourg market, which is the second largest in Europe. Over the years, Dexia has developed a renowned expertise in the central administration and transfer agent businesses and is now a European leader in these two activities. Dexia has developed outside Luxembourg and now operates in many other European countries. In 2005, a joint venture was concluded – and has started operating in January 2006 – with Royal Bank of Canada to establish one of the first global players in this area. The jointly-owned company, RBC Dexia Investor Services, occupies the tenth highest position among global custodians with nearly USD 2 trillion under custody.



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Milestone 2

The Dexia share, sustainable performance



Share and shareholders

The Dexia share

Dexia shares are traded on Euronext Paris and Euronext Brussels as well as on the Luxembourg stock exchange. They occupy a strong position in the principal European indices.
Dexia was taken up in the following four main European indices managed on the basis of socially responsible investment (SRI) principles:

- Dow Jones Sustainability Index "World";
- ASPI Eurozone;
- FTSE4 Good "Europe" et "Global";
- Ethibel Sustainability Index (ESI) "Europe" and "Global".

Shareholding structure

Dexia SA directly or indirectly held 1.85 % of its own shares as at December 31, 2005. The employees of the Dexia Group held 4.82 % of the company shares.
At the same date, and to the company's knowledge, no individual shareholder, with the exception of Arcofin, Holding Communal, Caisse des dépôts et consignations and Ethias, held more than 3% of Dexia SA's capital.
In addition, the directors of Dexia SA held 136,315 shares in the company as of December 31, 2005.

Another year of progress

2005 was an excellent stock market year on the euro zone markets. Indeed, although the American indices only evolved slightly, in contrast the indices of performance of the old continent were particularly brilliant.
The other noteworthy feature of the year appears in the fact that it was not technology shares which "drove" the market upwards, but oil (as a consequence of the rise of crude prices), insurance and banking shares and public service operators. In this regard, the performance in 2005 of shares in the EuroStoxx 50 was pleasing since it was practically only the telecom shares which recorded negative performances.

On the banking side, the best performances came from German shares which have now fully recovered and which also benefited from the Unicredito-HVB transaction. Commerzbank thus progressed 71.6%, HVB Group 53.4%, Deutsche Bank 25.4%; only one share in the EuroStoxx Banks posted a negative performance.
As for the Stoxx Banks index which slightly underperformed the EuroStoxx Banks (21.2% against 26.5%), note should be taken of the

performance, again very average, of British banks which had already underperformed the market in 2004.
It was another year of progress for Dexia which, after a 24% rise in 2004, again rose 15% in 2005. After having outperformed the EuroStoxx Banks index over the first half-year 2005, a trend reversal occured from the first speculative movements on German banks (HVB Group but also Commerzbank) which added momentum to the EuroStoxx Banks in a spectacular manner to the end of the year (+18.5% from July 7 until year-end 2005). From the end of October until the end of the year, the progress made by Dexia was approximately correlated to that of the market, recording a significant peak in the second fortnight of December (+5%), in a week which is traditionally calm.

Closing the year at EUR 19.49 in Paris and EUR 19.48 in Brussels, Dexia had therefore gained 15.1% in 2005, establishing new historical highs in a session at EUR 19.78 and closing at EUR 19.73.
Finally, over two years, the net performance of Dexia (with dividend reinvested) was 53% against 47.8% for the EuroStoxx Banks. Over the same period that performance was at top level among European indices.

DEXIA'S POSITION IN THE PRINCIPAL EUROPEAN INDICES

Index	Weighting in index (1)	Position	Number of companies
BEL20	13.05%	4	20
CAC 40	1.43%	23	40
Euronext 100	1.21%	25	99
Next CAC 70	0.89%	25	69
FTSE Eurotop 100	0.38%	86	106
FTSEEurofirst 80	0.71%	49	80
Dow Jones EuroStoxx Banks	1.68%	17	47
MSCI Europe Banks	1.12%	22	44

MAIN SHAREHOLDERS OF DEXIA (1)

Name of shareholder	Percentage of Dexia SA capital held
Arcofin	16.56%
Holding Communal	16.22%
Caisse des dépôts et consignations	8.89%
Groupe Ethias	6.81%
CNP Assurances	1.86%

STOCK EXCHANGE DATA

	As of December 31, 2004	As of December 31, 2005
Share price (2) (in EUR)	16.93	19.49
Market capitalization (in millions of EUR)	19,384	21,579

(1) As of December 31, 2005.
(2) Average closing price on Euronext Brussels and Euronext Paris.

DEXIA'S STOCK MARKET PERFORMANCE (FROM NOVEMBER 1996 TO END FEBRUARY 2006)


Average Dexia
EuroStoxx Banks
EuroStoxx 50
EUR 25
EUR 20
EUR 15
EUR 10
EUR 5
20/11/96
20/02/97
20/05/97
20/08/97
20/11/97
20/02/98
20/05/98
20/08/98
20/11/98
20/02/99
20/05/99
20/08/99
20/11/99
20/02/00
20/05/00
20/08/00
20/11/00
20/02/01
20/05/01
20/08/01
20/11/01
20/02/02
20/05/02
20/08/02
20/11/02
20/02/03
20/05/03
20/08/03
20/11/03
20/02/04
20/05/04
20/08/04
20/11/04
20/02/05
20/05/05
20/08/05
20/11/05
21/02/06

DEXIA'S STOCK MARKET PERFORMANCE IN PARIS AND TRADING VOLUMES


Monthly trading volume
Dexia
CAC 40
EUR 25
EUR 20
EUR 15
EUR 10
EUR 5
EUR 0
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
20/11/96
20/03/97
18/07/97
15/11/97
15/03/98
13/07/98
10/11/98
10/03/99
08/07/99
05/11/99
04/03/00
02/07/00
30/10/00
27/02/01
27/06/01
25/10/01
22/02/02
22/06/02
20/10/02
17/02/03
17/06/03
15/10/03
12/02/04
11/06/04
09/10/04
06/02/05
06/06/05
04/10/05
01/02/06
21/02/06

DEXIA'S STOCK MARKET PERFORMANCE IN BRUSSELS AND TRADING VOLUMES


Monthly trading volume
Dexia
BEL20
EUR 25
EUR 20
EUR 15
EUR 10
EUR 5
EUR 0
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
20/11/96
20/03/97
18/07/97
15/11/97
15/03/98
13/07/98
10/11/98
10/03/99
08/07/99
05/11/99
04/03/00
02/07/00
30/10/00
27/02/01
27/06/01
25/10/01
22/02/02
22/06/02
20/10/02
17/02/03
17/06/03
15/10/03
12/02/04
11/06/04
09/10/04
06/02/05
06/06/05
04/10/05
01/02/06
21/02/06

STOCK EXCHANGE DATA

	Brussels	Paris
Share price as of December 31, 2004 (in EUR)	16.92	16.93
Share price as of December 31, 2005 (in EUR)	19.48	19.49
Highest/lowest price (in EUR)	19.78/16.93	19.77/16.93
Average daily trading volume (in millions of EUR)	24.33	29.59
Number of shares traded daily (in thousands of shares)	1,338	1,628

NUMBER OF SHARES

	As of Dec. 31, 2001	As of Dec. 31, 2002	As of Dec. 31, 2003	As of Dec. 31, 2004	As of Dec. 31, 2005
Number of shares	**1,166,813,164**	**1,181,685,852**	**1,175,222,680**	**1,145,261,366**	**1,107,469,030**
Of which Treasury shares	*11,867,710*	*20,082,005*	*32,546,412*	*40,050,935*	*20,550,020*
Number of options	18,331,214	31,809,349	43,301,416	50,684,800	55,903,030
Total number of current/potential future shares (1)	**1,185,144,378**	**1,213,4950201**	**1,218,524,096**	**1,195,946,166**	**1,163,372,060**

DATA PER SHARE

	2001	*2002*	*2003*	*2004*	2005
Earnings per share (in EUR)					
– basic under Dexia GAAP (2)	1.25	1.13	1.24	1.58	–
– basic under EU GAAP (2)	–	–	–	1.63	1.87
– diluted under EU GAAP (3)	–	–	–	1.62	1.85
Average weighted number of shares (4)					
– basic	1,137,242,884	1,150,867,134	1,157,363,982	1,118,723,767	1,091,316,100
– diluted	–	–	–	1,124,050,279	1,103,413,861
Net assets per share (in EUR) (5)					
– under Dexia GAAP (6)	8.39	8.79	9.25	9.95	–
– related core shareholders' equity (7)	–	–	–	8.87 (9)	9.86
– related to total shareholders' equity (8)	–	–	–	10.32 (9)	12.25
Dividend (in EUR)					
Gross dividend	0.48	0.48	0.53	0.62	0.71 (12)
Net dividend (10)	0.36	0.36	0.40	0.47	0.53 (12)
Net dividend for shares with a VVPR strip (11)	0.41	0.41	0.45	0.53	0.60 (12)

STOCK MARKET RATIOS

	2001	2002	2003	2004	2005
Payout ratio (in %) (13)					
– under Dexia GAAP	39.3	43.0	42.1	38.7	–
– under EU GAAP	–	–	–	37.6	37.9 (14)
Price-earnings ratio (15)	12.9 x	10.4 x	11.0 x	10.7 x	10.4 x
Price to book ratio (16)	1.9 x	1.3 x	1.5 x	1.7 x	2.0 x
Annual yield (in %) (17)	3.0	4.1	3.9	3.7	3.6

(1) For more details refer to "legal information" on *www.dexia.com*.
(2) Ratio between the net income – Group share and the weighted average number of shares.
(3) Ratio between the net income – Group share and the weighted average diluted number of shares.
(4) Excluding shares held in treasury stocks.
(5) Ratio between the shareholders' equity (estimated dividend for the period deducted) and the number of shares at the end of the period (after deduction of treasury shares).
(6) Including GBRR – Group share.
(7) Without AFS, CFH reserve and cumulative translation adjustments.
(8) With AFS, CFH reserve and cumulative translation adjustments.
(9) As of January 1, 2005.
(10) After deduction of a 25% Belgian withholding tax.
(11) After deduction of a 15% Belgian withholding tax for securities with a VVPR strip.
(12) Proposed dividend, the net dividends are rounded up for the purpose of this publication.
(13) Ratio between the total dividend and the net income – Group share.
(14) Based on proposed dividend.
(15) Ratio between the average share price as of December 31 and the earnings per share for the year.
(16) Ratio between the average share price as of December 31 and the net assets per share as of December 31 (related to core shareholders' equity for 2005).
(17) Ratio between the gross dividend per share and the average share price as of December 31.

Informing shareholders

High-performance and adapted tools

Since its creation, Dexia has always been attentive to the quality of relations with its shareholders. The Group is constantly focused to respect its commitments in an effort to enhance dialogue and transparency in their regard. Dexia developed with its shareholders a rigorous, regular and interactive information system. This system comprises a shareholder's club, a European advisory board of individual shareholders, meetings in different regions, specific publications, a telephone information service and internet dedicated items with updates in real time.

The European club for individual shareholders

The European club for individual shareholders today has nearly 16,000 members, primarily Belgian and French shareholders. The club's primary purpose is to provide financial information to individual shareholders who wish to keep up to date on Group developments through publications and documents specifically designed for club members. The registration in the shareholders club may be done by phone, email on *www.dexia.com* or from the *www.boursorama.com* site.

Shareholders' information meetings in different regions

Dexia regularly organizes information meetings in different regions to discuss with shareholders the Group's business lines, strategy, results and financial outlook. In 2005, Pierre Richard met with shareholders in Marseille and Strasbourg at events organized in partnership with financial newspapers. Dexia also participates, together with other firms, in meetings organized by the "Fédération française des clubs d'investissement" and the "Cercle de liaison des informateurs financiers en France". It was thus in 2005 that Dexia met numerous shareholders in Montpellier, Lyon, Annecy, Tours and Biarritz.

Every year, Dexia has a stand at the Actionaria shareholder convention in Paris. This event is organized to put Dexia in direct contact with its shareholders.

Information media

Dexia publishes a shareholders' newsletter in French and Dutch three times a year. This publication keeps individual shareholders up to date on developments in the Group, its results and decisions taken at shareholders' meetings. The letters to shareholders are sent to club members and to shareholders who request it and are also available on the internet site.
The edition of the Group's annual report, available in four languages (English, French, Dutch and German), is completed by the publication of a condensed report which is produced in English, French and Dutch. By the same token, on the occasion of the announcement of the Group's quarterly, semi-annual and annual results, Dexia publishes financial notices in the Belgian, French and English-speaking press.

The internet site

With 49,000 visitors a month against 42,000 in 2004, *www.dexia.com* confirmed in 2005 that it is a major forum for information about the Dexia Group for individual and institutional shareholders as well as for journalists. The site is practical in structure, giving quick access to a wide range of information on the life of the Group, its activities, latest news, a list with prices of all the Group's investment funds and ethical funds, and the Dexia share price. In 2005, its shareholder's section of received almost 35,000 visits, i.e. a 15% increase in visit frequency.
The site provides access to all the Group's main publications such as annual, quarterly and semi-annual reports, as well as press releases, information letters to shareholders, and daily and monthly reports on the share.
Launched in 2004, *Dexia TV, Sustainable development live* was very successful with site visitors. In 2005 almost 34,000 of them came on *www.dexia.com* to watch the reports on sustainable development related to environment, economy and social concerns.
Available in English, French, Dutch and the Dexia site is mostly visited by European surfers, mainly from Belgium and France.

The 2004 annual report praised

In October 2005, the Belgian Institute of Statutory Auditors gave Dexia the award of best Sustainable Development Report. And, in February 2006, Dexia was also given the award in France of "Top Com – Corporate Business". These two prizes awarded by juries of finance, press and communication professionals praise the quality and the transparency of the information contained in the annual report, and also its aesthetic value.

Shareholders' meeting

This important time in the life of the company is subject to specific information: in official notices published in *Le Moniteur* in Belgium and in the legal announcement bulletin, the *Balo*, in France; in announcements in major financial newspapers in Belgium and France; with information provided by the toll-free number; in a notice of meeting available in English, French and Dutch that can also be downloaded from the internet. The Ordinary Shareholders' meeting is broadcast live over the internet, thereby enabling shareholders who cannot attend in person to follow the proceedings.

The European Advisory Committee of Individual Shareholders

Formed in June 2001, the European Advisory Committee at Dexia took the baton from the Advisory Committee of Dexia France, created in 1997. This committee, composed of four Belgian shareholders, four French shareholders and three Luxembourg shareholders, plays the role of advisor to the Group in its policy regarding information to individual shareholders. In 2005, the Advisory Committee met twice to consider the Group results and also to be informed on other subjects such as the international development of Dexia in its first business line and the Group policy in matters of sustainable development. Every year, one of its members presents a summary of the committee's activity over the previous year at the Ordinary Shareholders' meeting.

Shareholders' telephone information service

This service can be reached from France at 0800 35 50 00 (toll free), Monday to Friday from 9 a.m. to 7 p.m., and from Belgium at +32 2 213 57 46. It is regularly called by shareholders with all types of questions including the price of the Dexia share, the tax treatment of the share and the dividend, the amount of the dividend, the VVPR strips, and Dexia SA shareholders' meetings.

Relations with institutional shareholders

For Dexia, relations with institutional shareholders have great importance, since this category of investors holds almost 30% of the capital. To that end a team, partly based in Paris and partly in Brussels, is specially charged with ensuring relations with these investors as well as with the analysts of 30 stock market companies following the Dexia share and producing publications and analysis notes.

• Providing regular information

In February 2005, in Paris, the 'Investor Relations' team organized an *Investor Day*, a major meeting of analysts and investors of all nationalities, to provide them with information on the state of progress in moving to the new IFRS accounting standards, and also to present to them the activity and the prospects of the Public/Project Finance and Credit Enhancement business line. This was also an occasion for the management of the Group to present to the market its objectives for the next three years.
During the year, Dexia applied itself to the regular dissemination of strategic and financial information to institutional shareholders and analysts. It is mainly quarterly, semi-annual and annual activity reports, thematic presentations and press releases on business developments, financial results and recent Group events. Once released, this data is available on the company's internet site *www.dexia.com* in the "You are an investor" section. Investors can also request that the information be sent by e-mail.
In 2005, Dexia released 35 publications, including 4 quarterly activity reports, 14 *ad hoc* presentations and 17 press releases.

2006 FINANCIAL CALENDAR

Tuesday May 23	Publication of the results as of March 31, 2006.
Wednesday May 24	2005 dividend payment.
Tuesday September 5	Publication of the results as of June 30, 2006.
Thursday November 16	Publication of the results as of September 30, 2006.

• Relations with institutional shareholders

After every presentation of results or in other circumstances, meetings are organized throughout the world with the principal institutional investors. It is the occasion for each of them to meet members of the Management Board of Dexia directly. In 2005, Group management, assisted by the Investor Relations team met with 500 investors in 17 countries and 29 cities.

SHAREHOLDERS' CALENDAR IN 2006

Wednesday April 5	**Lille**	Meeting chaired by Axel Miller, in partnership with *Le Journal des finances*
Wednesday April 26	**Brussels**	Meeting of the European Consultative Committee of Individual Shareholders
Wednesday May 10	**Brussels**	Shareholders' meetings
Thursday May 11	**Paris Méridien Étoile 17e**	Meeting chaired by Axel Miller and Pierre Richard in Paris, in partnership with *Investir*
Tuesday June 6	**Rouen**	In partnership with *Investir*
Monday September 11	**Clermont-Ferrand**	In partnership with the FFCI [1]
Thursday September 28	**Chambéry**	In partnership with the FFCI [1]
October	**Paris**	Meeting of the European Consultative Committee of Individual Shareholders
Tuesday October 3	**Nantes**	In partnership with *Investir*
Thursday October 19	**Marseille**	In partnership with *Le Revenu*
Tuesday October 24	**Tours**	In partnership with *Investir*
Tuesday November 7	**La Rochelle**	In partnership with the FFCI [1]
Friday November 27 and Saturday November 28	**Paris Palais des Congrès**	Actionaria Convention
Monday December 4	**Lyon**	In partnership with *Investir*

(1) *Fédération française des clubs d'investissement.*

The 2005 Dexia/TNS Sofres survey

In November 2005, at the Actionaria salon in Paris, in partnership with the survey company TNS Sofres, Dexia published an exclusive barometric study. For the fifth consecutive year, this highlighted the opinions and attitudes of individual shareholders with regard to the stock market and listed companies. On the part of French individual shareholders a clear recovery of confidence, activity and appetite is noted vis-à-vis the stock market and also an intensification of their vigilance on transparency, in particular concerning directors' remuneration and the allocation of profits. Shareholders are extremely sensitive to loyalty actions.

A more positive and more confident view vis-à-vis the stock market, which materializes in a recovery of stock market activity and increase purchase intentions for 2006

- More individual shareholders are active in their portfolio: since the beginning of 2005, 57% of them carried out at least one transaction in their portfolio and 42% over the course of the last quarter 2005.
- Net buyers are increasing: almost one shareholder in two made more purchases than sales. Net buyers are more often major portfolios active or very active on the stock market, or internet users.
- The revival of confidence is confirmed with the profitability of shares: up to 80% of shareholders perceive them as profitable. Today a third of shareholders would invest as a matter of priority in shares and one in five in UCITS if they had a major sum to invest.
- This revival of interest in the stock market is not ousting real property which is still the preferred investment of the French, but marks a slight running out of steam.
- In the short term, the people questioned are optimistic as to the evolution of the CAC 40. 40% think it will rise and 44% think it will remain stable. 30% of shareholders, against 19% in 2002, intend to buy shares in 2006.

The Internet and the Stock Market, a popular tool for active shareholders

- 25% of individual shareholders use the internet these days to manage their share portfolios, against 15% in 2003. This proportion is 41% for shareholders more active on the stock market (at least one transaction in the last quarter 2005).
- Almost 71% of internet-using shareholders pass orders on line. More than one in two seeks information there, or advice on listed companies.
- For these people, gains in time and management costs, as well as independence vis-à-vis the bank are vital.

Relations with listed companies: shareholders demand greater transparency

- The priority for information on financial fundamentals such as economic and financial health, profitability and so on comes first (25%), the prospects of the listed company are just behind (22%).
- Whether letters to shareholders or annual reports, paper is still broadly the support preferred for the dissemination of information (73% against 25% for the internet).
- For shareholder loyalty, the granting of free shares is approved (96%) and the distribution of increased dividends is much expected (77%).
- As regards the allocation of profits: shareholders are divided on the repurchase of shares (50% rather in favor with 43% against). Almost six shareholders in ten prefer a redistribution of company profits in the form of dividends. Nevertheless, a not insignificant proportion (36%) would like them reinvested in the company.
- Greater transparency in corporate governance: although 46% of shareholders think companies have made progress over recent years, 48% think the opposite. For all, this is still the path to be taken, in particular with regard to directors' remuneration.

Ensuring Dexia has the managerial skills necessary to face the challenges of the future is the ambition of the Dexia Corporate University (DCU), officially opened in Brussels on 13 January 2005.

A horizontal project by nature, the Corporate University was conceived and built by representatives of all the Group's companies and business lines. The tool they have put in place is not simply aimed at responding to individual training requirements. Serving the Dexia strategy, the DCU sees itself above all as a crucible, a place of exchange and reflection, a "melting pot" of local cultures which should foster the emergence of a common managerial identity at Group level. Beyond that, it contributes to the development of leadership, that is to say the affirmation of new generations of men and women able to take the company's destiny in their hands, respecting its values and its missions. To that end, there are four principal lines of approach: training programmes with an operational orientation, the drive of a corporate club enlivening the international management community, the publication of a magazine offering economic and financial analyses (the first edition appeared in October 2005), and the organization of a summer university. In 2005, some 700 Dexia executives, from all the countries in which the group present, took part in the work of the DCU. In 2006, more than 1,000 will occupy its seats.









Milestone 3

The Dexia Corporate University, a breeding ground for managers

Financial results

Preliminary notes to the financial statements

Changes in scope of consolidation
The main changes taking place in 2004 concerned Société Monégasque de Banque Privée and the sale of Kempen & Co in the Netherlands. In 2005, Eural Banque d'épargne SA has been sold (effective from the fourth quarter) and Rekord Group, in liquidation, is no longer consolidated. FMS Hoche, a specialist fund-administration company based in France, was acquired in 2005.

EU GAAP
The consolidated financial statements of Dexia are prepared in accordance with all IFRSs as adopted by the EU. The accounting principles and rules are given on page 86 of the Annual Report - Accounts and Reports.

Pro forma financial statements
The changes in scope of consolidation in 2005 were taken into account to establish pro forma financial statements for 2004 so as to enable comparisons. In absolute amounts, the difference between the reported and pro forma 2004 net income – Group share is EUR -3 million (income lower by EUR 23 million and costs lower by EUR 20 million).

"Underlying" and "non-operating" items
Underlying excludes the non-operating items. The non-operating factors comprise both the nonrecurring items as reported until 2004, and from 2005 on the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of the market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero. Non-operating items are detailed on pages 44-45 of this report.

Analysis of the **statement of income**

Foreword

2005 results are presented under IFRS as adopted by the EU (EU GAAP), including the IAS 32&39 and IFRS 4 standards. Comparisons with 2004 are not totally relevant since the three standards mentioned above were not in place in 2004. Furthermore, a number of adjustments were made during the fourth quarter 2005 on certain accounting entries of the first three quarters, following more accurate interpretation/application of the new IFRS standards. They are pointed out where appropriate in the commentary below.

Net income – Group share

Net income – Group share amounted to EUR 2,038 million in 2005, up EUR 216 million (+11.9%) over 2004. Some changes took place between the two years in the scope of consolidation, accounting for a small variation in net income (EUR - 3 million). The contribution of the non-operating factors was significant this year again (EUR 251 million in 2005, compared to EUR 214 million in 2004 - see below), accounting for EUR 37 million of the increase. Hence, the underlying performance progressed by EUR +181 million, or 11.3% overall, and it was good in all business lines, with progressions of +14.0% in Public/Project Finance and Credit Enhancement, +13.3% in Personal Financial Services, +28.6% in Investment Management and Insurance Services, and +15.4% in Treasury and Financial Markets – see analysis below. Of note, the currency exchange impact on net income was very limited in 2005 (EUR 1 million positive impact).

Income

Total **income** amounted to EUR 5,976 million in 2005, EUR 353 million higher than in 2004 (+6.3%). At constant scope of consolidation, the increase was EUR 377 million (+6.8%) in one year, largely stemming from the growth of underlying revenues in all the business lines: respectively EUR +216 million in Public Finance (+10.6%); EUR +69 million in Personal Financial Services (+3.2%); EUR +71 million in Investment Management and Insurance Services (+11.2%), and EUR +38 million in Treasury and Financial Markets (+8.5%). For the rest, the combined revenues of Central Assets and non-operating items went down EUR 15 million.

This overall revenue growth was however mitigated by several technical factors, discussed later in more detail. Some are linked to the application for the first time of IAS 39 in 2005 which has brought an accounting change for revenues that were taken upfront in the past and are now accrued over a long time span. Others concern arbitrage strategies engineered by Treasury and Financial Markets which have mitigated both the revenues and the tax charge in 2005. The last one stems from the change introduced in 2005 in the fee structure and conventions of asset management activities. Without these various items, the year-on-year revenue growth would have been EUR 75 million higher (1.3 percentage point of additional growth).

Costs

Costs stood at EUR 3,229 million in 2005, up 5.6% (or EUR +172 million) compared to 2004.

◦ **By nature,** the expenses progressed as follows: staff expenses – which represent about half of the total cost base – went up EUR 43 million (or +2.8%) in the year; network commissions went up 3.7% (or EUR 13 million), a relatively modest increase when put in perspective with the good commercial performance of the network in 2005; other costs went up 10.0% or EUR 116 million.

◦ **By type,** there were two "non-operating" items in 2005 (none in 2004): EUR 13 million related to the liquidation of Rekord in Germany, and EUR 3 million for the setting up of RBC Dexia Investor Services. Excluding those, and on a pro forma basis, the variation of costs was +5.8%, or EUR +176 million, explained by a number of factors of varying importance (detailed below) but stemming from three main reasons:
– EUR 30 million linked to the geographic expansion of the Group;
– EUR 33 million linked to the business development programs of the various entities, such as higher net-work commissions, the cost of advertising campaigns, etc.;
– and EUR 111 million for several specific reasons (e.g. EUR 29 million on IT programs put in place, as well as higher amortization under IFRS; EUR 14 million cost increase at FSA; EUR 6 million adjustment of IAS 19 pension provisions, EUR 10 million for the implementation of the "Duisenberg" mediation in the Netherlands, etc.).

STATEMENT OF INCOME
(in millions of EUR)

	2004	2005	Variation
Income	**5,623**	**5,976**	**+6.3%**
of which net commissions	*1,048*	*1,172*	*+11.8%*
Costs	**(3,057)**	**(3,229)**	**+5.6%**
Gross operating income	**2,566**	**2,747**	**+7.1%**
Cost of risk	(226)	(52)	-77.0%
Impairments on (in)tangible assets	(20)	0	n.s.
Tax expense	(429)	(602)	+40.3%
Net income	**1,891**	**2,093**	**+10.7%**
Minority interests	69	55	-20.3%
Net income – Group share	**1,822**	**2,038**	**+11.9%**

STATEMENT OF INCOME (FROM REPORTED TO UNDERLYING [(1)] PRO FORMA)
(in millions of EUR)

	2004	2005	Variation
Income	**5,623**	**5,976**	**+6.3%**
Changes in consolidation scope	(24)	0	n.s.
Income pro forma	**5,599**	**5,976**	**+6.8%**
Non-operating items	182	221	+21.8%
Underlying income	**5,416**	**5,755**	**+6.3%**
Costs	**(3,057)**	**(3,229)**	**+5.6%**
Changes in consolidation scope	20	0	n.s.
Costs pro forma	**(3,037)**	**(3,229)**	**+6.3%**
Non-operating items	0	(17)	n.s.
Underlying costs	**(3,037)**	**(3,212)**	**+5.8%**
Gross operating income pro forma	**2,561**	**2,747**	**+7.3%**
Non-operating items	182	205	+12.8%
Underlying gross operating income	**2,380**	**2,543**	**+6.9%**
Cost of risk pro forma	**(226)**	**(52)**	**-77.0%**
Non-operating items	(177)	7	n.s.
Underlying cost of risk	**(48)**	**(59)**	**+21.4%**
Net income – Group share	**1,822**	**2,038**	**+11.9%**
Changes in consolidation scope	(3)	0	n.s.
Net income – Group share pro forma	**1,819**	**2,038**	**+12.0%**
Non-operating items	214	251	+17.0%
Underlying net income – Group share	**1,605**	**1,786**	**+11.3%**

(1) i.e. excluding the non-operating factors (defined on page 36 of this report).

◦ Of important note is the fact that in Personal Financial Services – which represents about half of total costs, and where the cost-income ratio is the highest – the underlying cost base was up only 1.8%, in line with the objectives set at the beginning of the year in this business line, and substantially below the underlying revenue progression thereof.
The **cost-income ratio** was 54.0%, in the full year 2005, below that of 2004 (54.4%).
The underlying cost-income ratio stood at 55.8% (down compared to 56.1% in 2004). This reduction is satisfactory when considering the expenditure engaged to develop the business and franchise of Dexia both domestically and internationally during the year, and the number of items discussed herein, which have borne on the cost base in 2005.

Gross operating income

The **gross operating income** amounted to EUR 2,747 million in 2005, up 7.1%. On the underlying basis, the growth was +6.9% (+6.8% at constant exchange rate). Taking aside the effects of the non-operating items, one can see the very satisfactory underlying performances in the business lines, particularly in Public Finance, where a +11.1% growth year on year was achieved, in Personal Financial Services which delivered a +6.9% progression, in Investment Management and Insurance Services (+10.6%) and in Treasury and Financial Markets (+8.5%). Overall, the exchange rates fluctuations in 2005 had a small influence on the gross operating income (EUR 2 million positive impact).

Cost of risk

The **cost of risk** (impairments on loans and provisions for credit risks) was very low, amounting to EUR 52 million in 2005, compared to EUR 226 million in 2004. Excluding the provision movements at Dexia Bank Nederland (described below), the underlying cost of risk increased slightly (EUR 59 million in 2005 against EUR 48 million in 2004), but remained however at a very low level (1.6 basis points on average outstanding banking commitments).

Taxes

Tax expense (comprising both current and deferred tax) amounted to EUR 602 million in 2005, up 40.3% compared to 2004. This amount includes the non-operating items (net credits of respectively EUR 40 million in 2005, and EUR 230 million in 2004 – see detail

below). If those are excluded, the underlying tax charge went down, from EUR 658 million in 2004 to EUR 642 million in 2005, but this variation of EUR -16 million is partly due to the positive impact of the arbitrage products discussed above (down EUR 21 million within the variation), and partly due to an adjustment made in 2004 of the tax charge (on account of derivative products), with no equivalent in 2005 (down EUR 13 million within the variation). The tax rate in 2005 evolved as follows: it was 23.1% (compared to 19.0% in 2004) on the basis of reported earnings, and it was 26.8% (compared to 29.1% in 2004) on the basis of underlying earnings.

Focus on the main non-operating items

In 2005, the contribution of non-operating items to the net income – Group share amounted to EUR +251 million while it was EUR +214 million during the previous year. Over the year, the main evolutions are as follows.

In the income

Interest payments were collected on the share-leasing contracts of Dexia Bank Nederland, from those clients who have accepted the Dexia Commercial Offer. This offer included interest discounts, whose value was included in the total generic provision decided in 2002. Since this provision was treated as a non-operating item, its utilization is treated in the same manner: related non-operating revenues amounted to EUR 31 million in 2005, vs. EUR 41 million in 2004, or a EUR -10 million variance for the full year.

Capital gains were crystallized in 2005 in the amount of EUR 166 million, compared to EUR 141 million in 2004. The main ones are a EUR 70 million gain on the sale of Eural, EUR 27 million on the sale of a participation in SPE, and EUR 13 million on the sale of a participation in Veolia.

The marking to market of the credit default swap (CDS) portfolio insured by FSA amounted to EUR 9 million in 2005, with no equivalent in 2004 (see page 36).

In the costs

The closure of Rekord in Germany in 2005 has caused a charge of EUR 13 million.

The creation of the joint venture with RBC had an effect of EUR 3 million.

Cost of risk at Dexia Bank Nederland, treated as a non-operating item, amounted to a total net reversal of EUR 7 million over the year. As previously reported, an additional charge of EUR 97 million was made during the first quarter of 2005 in the context of the Duisenberg mediation. Besides the net new charges and reversals amounted to EUR +104 million. This compares to a charge of EUR +177 million in 2004.

Concerning the situation of Dexia Bank Nederland, an update on the share-leasing contracts is made on page 86 of the Annual Report - Accounts and Reports.

Non-operating taxes amounted to a credit of EUR +40 million in 2005 (compared to EUR +230 million in 2004) and stemmed, aside from the tax impacts of the non-operating items discussed above, from various events, the main ones being the settlement of a tax dispute (EUR +28 million) and the positive tax incidence of impairments made on a subsidiary of Dexia BIL (EUR +17 million).

Overall financial performance

The **profit margin** (net income before minority interests related to total revenues) stood at 35.0% in 2005, higher than in 2004 (33.6%).

Return on equity (ROE) stood at 20.0% (compared to 17.2% in 2004), well above Group's medium-term objective, partly under the influence of the non-operating items.

Earnings per share (EPS) reached EUR 1.87 in 2005 (non diluted), up 14.5% over the previous year. Of note, the share buyback program was pursued, with 32,707,600 shares purchased during the year, amounting to nearly EUR 600 million.

Group **Tier 1 ratio** continued to go up and stood at 10.3% at year end (10.0% at January 1, 2005). This stems from the combined effects, in opposite directions, of several factors, the main ones being: the increase of risk-weighted assets (+11.3% in the year); the issuance of hybrid Tier 1 capital by Dexia Crédit Local in the fourth quarter, and finally the share buybacks discussed above.

Proposed dividend

In view of the good 2005 results, the Board of Directors will propose a **gross dividend** of EUR 0.71 per share. Subject to shareholders' meeting approval thereon, the dividend will be paid on May 24, 2006.

Post-balance-sheet event

On January 4, 2006 Dexia and Royal Bank of Canada announced the completion of the joint venture to combine their institutional investor services businesses. RBC Dexia Investor Services is a joint venture equally owned by Royal Bank of Canada and Dexia. Dexia will consolidate 50% of the joint venture by proportional method from January 1, 2006. Dexia's proportionate share of RBC's contribution will be recorded at fair value in Dexia's consolidated financial statements. As a result, Dexia will recognize both an after-tax profit of over EUR 200 million in Dexia's net asset contribution to the joint venture and EUR 100 million in intangible assets.

Commenting on the results, Axel Miller, Dexia's Chief Executive Officer, declared:

"This year again, Dexia's results have been excellent.

In Public Finance, originations were record-high and a lot of profitable business was done that will generate earnings for many years. Net income growth exceeded 14% in 2005, despite a very high competitive pressure.

In Personal Financial Services, this is the third consecutive year of high double digit earnings growth, with a solid revenue momentum and costs keeping under control.

Equally, Asset Management, Insurance, Fund Administration Services, and Treasury and Financial Markets have remarkably performed in terms of efficiency, earnings growth and ROE.

This year was excellent above all, because we increased our volume of business without compromising with our key objectives: curbing down the cost-income ratio – despite the fact that this has been a year of extensive development, domestically, internationally, and in terms of new activities –, delivering a high return on capital, and eventually increasing earnings per share and shareholder value.

We are confident that Dexia will continue to deliver value at a strong pace, whilst planning and preparing its longer term future to occupy a strong position in the very promising markets that we have ahead of us."

Main **items** reported as **"non-operating"** (1)

Income

- *In Q1 2004:* net revenues on the credit link notes (CLN) portfolio (EUR -10.8 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of equities (EUR +8.8 million); capital gain on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million); effect of disposal of properties (EUR +16.5 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +7.3 million).
- *In Q2 2004:* net revenues on the CLN portfolio (EUR +8.1 million); utilization of Legiolease provision (EUR +10.0 million); losses on sale of portfolio holdings (EUR -9.6 million); effect of disposal of properties (EUR +3.5 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +1.0 million).
- *In Q3 2004:* net revenues on the CLN portfolio (EUR -0.2 million); capital gain on sale of equities (EUR +1.0 million); utilization of Legiolease provision (EUR +11.1 million).
- *In Q4 2004:* net revenues on the CLN portfolio (EUR +7.1 million); capital gain on sale of equities (EUR +1.1 million); utilization of Legiolease provision (EUR +9.9 million); accelerated amortization of capitalized expenses at Dexia Bank Nederland (EUR -24.9 million); capital gains on long-term investments and participations (EUR +81.5 million).

- *In Q1 2005:* interest discount on loans accepting "Dexia Offer" (EUR +9.2 million); capital gain on sale of equities (EUR +7.1 million); capital gain on long-term investments (EUR +4.1 million); marking to market of FSA's CDS portfolio (EUR -2.2 million).
- *In Q2 2005:* interest discount on loans accepting "Dexia Offer" (EUR +8.6 million); capital gain on sale of equities (EUR +28.3 million); marking to market of FSA's CDS portfolio (EUR -11.3 million).
- *In Q3 2005:* interest discount on loans accepting "Dexia Offer" (EUR +7.0 million); capital gain on sale of equities (EUR +39.7 million); marking to market of FSA's CDS portfolio (EUR +34.8 million).
- *In Q4 2005:* interest discount on loans accepting "Dexia Offer" (EUR +5.7 million); capital gain on sale of Eural (EUR 70.3 million); capital gain on sale of equities (EUR + 25.0 million); capital gain on disposal of properties (EUR +9.2 million); marking to market of FSA's CDS portfolio (EUR -12.4 million).

(1) In 2004 and 2005; defined on page 36.

Costs

- *In Q3 2004:* restructuring costs at Dexia Bank Nederland (EUR -1.4 million).

- *In Q3 2005:* costs related to the closure of Rekord in Germany (EUR -11.2 million).
- *In Q4 2005:* costs related to the creation of the joint venture RBC Dexia Investor Services (EUR -2.9 million).

Cost of risk

- *In Q3 2004:* net write-back of charges for Legiolease at Dexia Bank Nederland (EUR +4.4 million).
- *In Q4 2004:* charges for Legiolease at Dexia Bank Nederland (EUR -182.3 million).

- *In Q1 2005:* net charge for Legiolease at Dexia Bank Nederland (EUR -83.0 million).
- *In Q2 2005:* net release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +56.0 million).
- *In Q3 2005:* net release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +36.5 million).
- *In Q4 2005:* net charge for Legiolease at Dexia Bank Nederland (EUR -2.5 million).

Impairments on (in)tangible assets

- *In Q1 2004:* accelerated goodwill amortization (EUR -9.9 million) following impairments on a participation.
- *In Q2 2004:* accelerated goodwill amortization (EUR -6.2 million) following impairments on participations.
- *In Q4 2004:* accelerated goodwill amortization (EUR -2.9 million) following impairments on a participation.

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a non-operating item in the total amount of taxation. The individual tax incidence of some items is specified below, and so are particular tax entries.

- *In Q1 2004:* reimbursement of taxes following the settlement of a tax dispute (EUR +10.2 million); tax credit caused by the impairment of a participation (EUR +17.3 million).
- *In Q2 2004:* reimbursement of taxes following the settlement of a tax dispute (EUR +6.1 million); tax credit caused by the impairment of participations (EUR +40.6 million).
- *In Q4 2004:* tax credit on additional deductible impairments of Dexia BIL's subsidiaries (EUR +104.9 million).

- *In Q1 2005:* reimbursement of taxes following the settlement of a tax dispute (EUR +15.4 million); tax credit caused by the impairment of a participation (EUR +17.0 million); write-back of a tax provision (EUR +6.5 million).
- *In Q2 2005:* tax credit caused by the impairment of a participation (EUR +3.4 million).
- *In Q3 2005:* reimbursement of taxes following the settlement of a tax dispute (EUR +5.4 million); differed taxes following the change in tax rate in Luxembourg (EUR -7.0 million).
- *In Q4 2005:* reimbursement of taxes following the settlement of a tax dispute (EUR +7.6 million).

Analysis of the **balance sheet**

The consolidated financial statements of Dexia are prepared under EU GAAP i.e. IFRS as adopted by the EU. The 2005 financial statements include the application of IAS 32, IAS 39 and IFRS 4. Therefore the balance sheet as of December 31, 2005 is compared to that as of January 1, 2005.
Total consolidated balance-sheet footings as of December 31, 2005 amounted to EUR 508.8 billion. Compared to January 1, 2005, the amount of total assets has increased (+25.7%) due to the development of the commercial activities.

Liabilities

The amount of customer deposits and debt securities (savings bonds, certificates and bonds) reached EUR 273.1 billion at the end of 2005 (+18.1%). Their relative share in the total of the balance sheet amounted to 53.7%.

Customer deposits stood at EUR 97.4 billion at the end of 2005, an increase of +11.8%, partly coming from the growth of fund administration activity and the progression of structured products with guaranteed capital. Debt securities increased to EUR 175.7 billion (+21.9%) mainly due to new issues of bonds for EUR 22.9 billion and of certificates of deposits for EUR 13.8 billion. Saving certificates decreased by EUR 4.4 billion.

Loans and advances to customers

Loans and advances to customers increased by +13.5% and stood at EUR 192.4 billion as of December 31, 2005 due to good commercial activity. Reverse repurchase agreements grew by EUR 4.5 billion, mortgage loans rose by EUR 2.2 billion in Belgium.

Loans and securities

Under EU GAAP, loans and securities are presented together by portfolio strategy: "trading", "available for sale", "designated at fair value through the statement of income or held to maturity". The total amount as of December 31, 2005 reached EUR 198.9 billion of which EUR 197.3 billion in securities (+34.7%).

This increase came from the variation in the position on bonds for EUR 48.5 billion (of which EUR 13.6 billion from bonds issued by public bodies) and from the increase of shares, mainly those purchased by insurance companies for unit-linked products.

Due to/from banks

The increase of the interbank assets and liabilities was due to the development of the volume of banking activities, mainly term deposit and repo/reverse-repo activities.

Total equity

Total shareholders' equity in the Dexia Group amounted to EUR 14.1 billion as of December 31, 2005 against EUR 12.1 billion as of January 1, 2005, i.e. a growth of +16.5%.

Total shareholders' equity is composed of core equity (capital, additional paid-in capital, reserves, profit for the year before allocation) and gains and losses not recognized in the statement of income. The gains and losses represent the fair value on available-for-sale portfolio, the fair value of cash-flow hedge derivatives and the translation reserve for a total amount of EUR 2.6 billion, in progression of 62.9%. This progression proceeded from the raise in the stock market prices and from the improvement of the US dollar.

Core shareholders' equity amounted to EUR 11.5 billion, i.e. a growth of 9.5% due to the result of the year less the dividend paid in 2005 relating to 2004 results and the purchase of treasury shares.
Minority interests, at EUR 1.2 billion progressed EUR 0.7 billion. This was mainly due to the issuance by Dexia Crédit Local of undated deeply non-cumulative subordinated notes for EUR 0.7 billion.

CONSOLIDATED BALANCE SHEET
(in millions of EUR)

	December 31, 2004	January 1, 2005	December 31, 2005	Variation December 31, 2005/ January 1, 2005
Total liabilities and equity	**388,787**	**404,637**	**508,761**	**+25.7%**
Total liabilities	**376,187**	**391,886**	**493,061**	**+25.8%**
Due to banks	88,830	87,471	134,793	+54.1%
Customers borrowings and deposits	89,356	87,066	97,379	+11.8%
Negative value of derivatives	24,353	35,991	37,652	+4.6%
Debt securities	145,369	144,164	175,685	+21.9%
Subordinated and convertible debt	5,042	5,277	4,985	-5.5%
Total equity	**12,600**	**12,751**	**15,700**	**+23.1%**
Core shareholders' equity	12,219	10,494	11,488	+9.5%
Total shareholders' equity	12,116	12,088	14,084	+16.5%
Minority interests	484	439	1,183	x2.7
Total assets	**388,787**	**404,637**	**508,761**	**+25.7%**
Due from banks	40,431	43,305	70,531	+62.9%
Loans and advances to customers	167,951	169,547	192,402	+13.5%
Loans and securities	143,659	147,265	198,941	+35.1%
Positive value of derivatives	20,719	27,264	28,632	+5.0%

Milestone 4

Dexia - FSA,
the winning combination


DEPT
DIETING?



It was in 2000, with the acquisition of the insurance company Financial Security Assurance (FSA), that Dexia achieved the objective fixed since its creation: to become World Number One in financial services to the public sector. The integration of FSA, a major operator in the provision of public/project financing in the United States, not only enabled the Group to place itself in an eminent position on the North American market, and as a consequence on a global scale. This transatlantic alliance made a great contribution to the globalization of Dexia and its corporate culture. As for operational synergies, the desired results have already been achieved. Between the European champion for bank loans to local authorities and the American specialist in the credit enhancement of municipal bonds and asset-backed securities, their business lines are truly complementary. Dexia and its New York subsidiary, rated AAA, share the same cautious and consistent philosophy in the management of risks. In the United States, the Group has grown very rapidly by virtue of the excellence of its range of products, which combines insurance (guarantees on bond issues) and banking solutions (cash flow facilities). It is also a winning combination in project financing throughout the entire world, in order to support the development of new infrastructures of collective interest. Dexia has a complete range of tools, of which the Group can take full advantage in a market for Public Private Partnerships (PPP) in full expansion.



Public/Project Finance and Credit Enhancement

Dexia's global leadership in public finance is deservedly renowned. The Group operates several subsidiaries and branches in twenty-six countries worldwide. The main ones are Dexia Crédit Local in France and its main subsidiaries abroad, Dexia Bank in Belgium, Dexia Crediop in Italy and Financial Security Assurance (FSA) in the United States.
The very large size of the market, the quality and solvency of borrowers, and the large and growing needs for essential public infrastructures, offer wide opportunities for the Dexia Group to underwrite valuable business and expand its international coverage. Size, innovation, expertise and a long-term view are the key ingredients of Dexia's success in this business line, which represents over one half of its earnings. Execution is provided in different forms: straightforward lending, sophisticated project financing schemes and credit enhancement. In addition, insurance, payments, asset management and other services are offered to clientele.

World leader

In 2005, Dexia undertook a new and extremely dynamic phase of its geographic expansion. This is marked by the opening of Dexia Kommunalkredit in Vienna, accompanied by the opening of three new representative offices in the Czech Republic, Romania and Bulgaria to better serve the Central and Eastern Europe markets, and finally by obtaining two new licenses, one in Canada (branch) and the other in Mexico (finance company). In Japan, Dexia is involved in market studies and preliminary administrative procedures for a Tokyo branch to commence operation, planned for the end of 2006. All these new markets are promising, and for Dexia they represent a strong potential for future development.

On all these markets, the Group acts in the capacity of financial advisor, arranger or lender in the direct financing of local authorities and the entire local sector (local operators in the health sector, social habitat or social economy) or project financing in particular in the sectors of infrastructure, energy and the environment. Dexia was thus classified first in 2005 by the magazine *Dealogic*, among banks arranging Public Private Partnerships.
In order to respond to the specific needs of the larger public borrowers on the capital markets, Dexia has developed a specialized offer, enabling them to access the markets effectively, in particular through bond issues, securitization packages and other types of structured products.

The situation regarding **Public/Project Finance** in the **countries of the European Union**

As world leader in Public/Project Finance, Dexia can share its knowledge of the European local public sector.
Each year Dexia publishes an economic report entitled *Local Finance in the European Union*. Published in November 2005, this new study presents an overview of the financial situation of the local public sector in the countries of the European Union between 1999 and 2004. It also presents the major orientations observed for 2005 in the twenty-five countries now members of the European Union. For the fifth consecutive year this study is a reference tool for the principal local decision makers in Europe. Published in French and in English, its complete version can be consulted on the Group internet site at *www.dexia.com*.

1999-2004: maintenance of the local investment effort without harming financial balances

• Dynamic local expenditure in 2004

Between 1999 and 2004, local public expenditure in the Fifteen (EUR 1,259 billion) saw sustained development (+4.5% on annual average in volume). That momentum is to a large extent the result of major transfers of competence in favor of local authorities in various countries (for example Italy, France and above all Spain).

In 2004, the evolution of local public expenditure was dynamic in the Europe of the Fifteen (+3.7% in volume), driven by the increase of health and social expenditure.

It was even more for the ten new entrants (+5.3% in volume), as a consequence of the assumption of additional competences in several of those countries.

• An investment effort maintained in 2004

Local public investment expenditure within the Europe of the Fifteen (EUR 149 billion) evolved on annual average by +3.0% in volume between 1999 and 2004. After rather strong annual growth rates between 1999 and 2001 (between 3.5% and 6.5% depending upon the year), local investment in the Fifteen has slowed since 2002, with annual growth rates in the order of 1.5% to 2%.

In 2004, local investment expenditure rose moderately for the Europe of the Fifteen (+1.5% in volume), and more dynamically for the ten new entrants (+3.4% in volume).

The local authorities of the Twenty-Five thus play their role as leading public investors: local public investment expenditure amounted to EUR 158 billion in 2004, or 62.8% of public investment expenditure and the equivalent of 1.5% of GDP in the European Union of the Twenty-Five.

• Financial balances preserved

During the period from 1999 to 2004, the budget balance of the local public sector still remained close to balance.

In 2004, local deficits in the Europe of the Fifteen deteriorated very slightly to reach 0.22% of GDP.

Over the same period, local debt (EUR 572 billion) remained under control in relation to GDP (5.8% of GDP in 2004).

The budget balance of the local public sector of the ten new entrants is almost balanced (-0.05% of GDP in 2004) and their local debt is still not very high in relation to GDP (2.0% in 2004).

Trends in 2005

The major orientations observed for 2005 in the twenty-five countries of the European Union and published in November 2005 in the economic report can be summarized as follows.

• Contrasted evolutions of local expenditure and investment depending upon the country concerned

Local public expenditure should still be dynamic in the United Kingdom, as well as in France as a consequence in particular of new transfers of competence. In Portugal, expenditure could increase with the holding of municipal elections.

In the other countries, local expenditure should evolve more moderately, as in Belgium or Italy, countries in which the internal stability pact for 2005 fixes the limits to its growth.

Local investment should evolve in a stimulating manner in the United Kingdom, with investments once more driven by the public transport sector, and also in France. In Portugal, taking account of municipal elections (October 2005), local investment expenditure should rise; this should also be the case in Belgium given the proximity of the communal and provincial elections (October 2006).

• Numerous local finance reforms

Several countries have implemented reforms consisting of increasing the proportion of national taxes allocated to local authorities (Austria, France, Latvia and the Czech Republic), so local tax receipts should rise therefore in these countries.
For example, as was the case in Poland in 2004, the proportion of state tax receipts transferred to the regions increased in 2005 in the Czech Republic, with a fall at the same time in the level of grants. In Latvia, the proportion of national income tax redistributed to local authorities increased in 2005 and should be up again in 2006.
In France, transfers of competence to local authorities will continue in 2005 and 2006. The easing of local taxes on professional activity for new investments, initiated in 2004, has been perpetuated; we will have to wait until 2007 to see the reform of that tax with the company contribution being limited to 3.5% of the added value.

• Public Private Partnerships in Europe

The development of Public Private Partnership operations (PPP) for public/project financing continued in Europe in 2005, in response to the increasing demand for public investments and the public finance constraints fixed by the Growth and Stability Pact. In the Europe of the Fifteen, almost all countries already have a legislative or regulatory framework offering recourse to PPPs and have created PPP working groups within the State charged with launching such investment programs. The European Union is also concerned to offer a harmonized framework favoring these operations (Green Paper on PPP).
The principal investments realized in PPPs relate to the sectors of transport, health and education, and the environment as well as the need for administrative buildings and equipment. On the more mature PPP markets like the United Kingdom, more than 10% of public investment is realized through PPPs. The financing raised in 2005 to finance PPP projects in Europe has risen to an amount of EUR 21 billion (source *Dealogic*).

The **US municipal market** in 2005

The financing market of the local US public sector is characterized by its very strong disintermediation. Indeed, more than 95% of financing is bond-linked.

2005 was a record year for the US municipal bond market. Low interest rates during the year encouraged municipalities to continue a relatively high level of new borrowing for a broad range of public services and infrastructure projects and to greatly increase refundings of outstanding debt to lower their cost of funds.

With issuers motivated to tap the market because they anticipated a rise in interest rates, US municipalities issued approximately USD 408 billion of municipal bonds, 13% more than in 2004 and 6% more than the previous record, set in 2003. The principal amount of bonds issued exclusively for refundings was 48.1% higher than in the previous year. Conditions were particularly favorable for refundings because short-term rates rose during the year while longer-term rates remained quite low. This made it attractive for many issuers to issue new bonds and use the proceeds to defease their outstanding debt with short-term Treasury bonds.

Slightly more than two-thirds of the municipal bonds issued in 2005 were general obligations issued by states, counties, cities, school districts and other municipal entities. The rest were primarily revenue bonds in the transportation, health care, utility, housing, education and other sectors.

The penetration of bond insurance in this market also reached a new high in 2005. Approximately 56% of the new municipal bonds sold in the period carried insurance from monoline bond insurers, including FSA, compared with 54% in 2004.

The year was marked by growing interest in Public Private Partnership (PPP) financing in North America.

In 2006, taking into account the expectations regarding the evolution of interest rates, the level of the municipal issues is not likely to exceed the record level of 2005 in the United States.

Activity

Long-term outstanding commitments (including Germany) at the end of 2005 amounted to EUR 241 billion, up 25% on 2004. This rise is a result of the accelerated development of new activities in Central and Eastern Europe and those of the international offices of Dexia Crédit Local and Dexia Bank Belgium. It is particularly significant, moreover, in France, America, Italy, Germany, Belgium, the United Kingdom and Spain.
Outside Germany, originations amount to EUR 55.9 billion, up 63% on that achieved during the year 2004.
As for net par outstanding insured by FSA, this amounts to USD 351 billion, up 7.9% on the end of December 2004.

For the *public sector*, activity outside Germany amounts to EUR 43.5 billion, or an increase of 54% on the volume recorded over the year 2004.
As regards the *structured financing* sector, the originations volume was EUR 12.4 billion, or more than double the activity recorded in the year 2004. It is to be noted that, in bank classifications established by *Dealogic* (Euromoney Group), Dexia is classified for the year 2005 in sixth place in the world among arrangers of project financing and first for PPPs/PFIs. This classification is all the more remarkable since Dexia is a specialist on certain segments of the markets (infrastructure, environment,

(in billions of EUR)	**LONG-TERM ORIGINATIONS**		**LONG-TERM COMMITMENTS (1)**	
Fully-consolidated subsidiaries	**2005**	**Variation 2005/2004**	**2005**	**Variation 2005/2004**
Belgium	5.3	+34.3%	28.4	+7.0%
France	10.8	+6.6%	60.6	+5.1%
Luxembourg	0.6	x2.6	1.9	+62.8%
Netherlands (2)	0.4	+59.8%	0.8	+17.3%
United Kingdom	2.2	+32.1%	6.7	+46.6%
Sweden	0.9	+8.0%	3.6	+4.4%
Italy	8.7	+51.7%	34.1	+19.6%
Spain	1.7	+27.5%	6.5	+30.5%
Central and Eastern Europe (3)	2.7	x8.0	3.1	x5.2
America (4)	10.9	+60.7%	42.5	+58.7%
Other (5)	11.7	x3.8	18.9	x2.9
Germany	8.1	-13.1%	34.2	+8.4%
Total (excluding Austria)	**64.1**	**+46.6%**	**241.3**	**+25.0%**
Austria (6)	6.0	x2.0	17.7	+78.3%

(1) Including off-balance-sheet products; amounts stated at current exchange rate.
(2) Banque Artesia Nederland in the Netherlands.
(3) "Central and Eastern Europe" includes all the activities of Dexia Kommunalkredit Bank and its two subsidiaries in Slovakia and in Poland.
(4) Excluding FSA.
(5) Includes activities of the Pacific area (Australia), Israel, and transactions carried out by head office in countries where the Group has no direct presence.
(6) Corresponding to 100% new long-term originations/outstanding commitments of Kommunalkredit Austria, which is 49%-owned by Dexia.

Belgium

New originations
(in millions of EUR)


3,939
5,290
2004
2005

Long-term commitments
(in millions of EUR)


25,511
28,356
2004
2005

telecommunications, etc.). Furthermore, five projects in which Dexia intervened received the accolade "Deal of the Year 2005" from the financial magazine *Euromoney*. Such awards are a recognition of projects which are particularly innovative in their financing in the fields of transportation (renovation of the Madrid ring road), water (irrigation network Aigües del Segarra-Garrigues in Catalonia, salt water desalination plant in Chile), and energy (factory for the liquefaction of natural gas, RasGas 2&3, in Qatar, wind farms developed by Invenergy in the United States). We also note that the Madrid ring road project has been declared "Deal of the Year 2005" by *Infrastructure Journal*, all sectors and countries combined. For the third consecutive year, the same magazine gave Dexia the prize of "Renewable Arranger of the Year 2005", in recognition of Dexia's very considerable activity in the field of financing wind energy. *Financial Security Assurance*, the North American subsidiary of Dexia specializing in credit enhancement for municipal bonds and asset-backed securities, realized an excellent volume of gross present value (PV) originations at USD 1,014 million, up 9.4% on 2004.

Belgium
Dexia had a great year in 2005 on the Belgian market.
At *public sector* level, long-term outstanding commitments reached EUR 26 billion at year-end 2005, up EUR 1.7 billion, or an increase of 7% over year-end 2004. Although it might appear modest in absolute terms, this growth rate is however appreciable, given the maturity of the Belgian market and the historically prominent position of Dexia Bank on this market. The rise is reflected, to various extents, by increases of amounts outstanding in the majority of segments of the local sector. The proportion of intermunicipal associations, especially those active in the energy sector, were preponderant and contributed an amount of EUR 874 million whilst that of other local operators and particularly housing associations amounted to EUR 689 million.
In 2005, with the public sector, long-term originations amounted to EUR 3.8 billion against EUR 3.0 billion in 2004, and thus shows a healthy increase of 29%. Activity on the client segment of municipality, provinces and intermunicipal associations made a particular contribution of 35% (EUR 578 million) and also that of other local operators of 27% (EUR 230 million).

For the social profit segment (which principally addresses care and educational institutions, unions and mutual associations, but also the entire associative world of non-profit-making institutions), Dexia registered a slight fall in its long-term originations of around 8%. It is also important to mention the performance recorded in leasing, where originations reached EUR 119 million, more than double the figure for 2004.
Thus echoing these good commercial results, Dexia's market share of local authorities (on the basis of offers submitted for competition[1]) increased by 2.8% settling at year-end 2005 at 80.6%.
At year-end 2005, short-term outstanding commitments with the local sector were EUR 2.9 billion, down EUR 3.2 billion in comparison to 2004. That fall applied as much to balance-sheet products, and more particularly sight accounts, as to off-balance-sheet products like Treasury certificates. The continuing process of merger within regional treasuries is at the origin of this decline.
Amounts outstanding at year-end 2005 in deposits and asset management for the local sector were EUR 10.2 billion, up EUR 307 million (+3%) on year-end 2004. This rise is explained in particular by the flow of liquidities due to the Suez bid for Electrabel.
As regards structuring and debt management operations, their volume reached EUR 5 billion in 2005, a rise of 42% in comparison to 2004.
As regards credit activity with the *corporate sector*, total originations were up 49%, or almost half a billion euros, reaching EUR 1.5 billion.

(1) This is the percentage of the deals submitted for competition which were attributed to Dexia during the period under review (including offers not subject to competition, the Dexia accumulated market share should be 81.8%).

The increase of long-term outstanding commitments reaches at year-end 2005 EUR 2.4 billion, up 5%.
Short-terms outstanding commitments to companies, on the other hand, increased by 26% in 2005 to settle at practically EUR 6 billion.
Investment assets from the corporate sector increased 21% in 2005 to reach almost EUR 10 billion.

France

In 2005, the commercial activity of Dexia in France was extremely dynamic. Global long-term outstanding commitments at year-end 2005 were EUR 60.6 billion, up 5.1% on year-end 2004. For the second consecutive year, the volume of long-term originations reached a record level, passing the EUR 10 billion mark to EUR 10.8 billion, up 5%. This exceptional result backs up the leading position of Dexia in France on the very dynamic local authority market and confirms the success of the expansion policy towards new diversification markets.
The global volume of activity carried on by Dexia in the *local public sector* was EUR 10.8 billion, up 7% on 2004.
More precisely, activity with *local authorities* rose 11% in comparison to 2004 and reached EUR 6.9 billion. These results enabled Dexia to strengthen its leading position in France with a market share of more than 40%.

France

New originations
(in millions of EUR)


10,161
10,832
2004
2005

Long-term commitments
(in millions of EUR)


57,663
60,599
2004
2005

Within a low-rate context, activity with major clients, departments and regions grew by 17% to EUR 4 billion, which again backs up Dexia's leading position in this segment. This evolution confirms the significant return of those clients to borrowing in a context, which began in 2004, of a transfer of competence. Dexia promoted two bond issues for clients in this segment in 2005, one for EUR 150 million for the regional council of Provence-Alpes-Côte d'Azur and the other for EUR 120 million for the city of Paris.
Clients among ***other local operators*** today represent 33% of the long-term financing activity in the local public sector. With a total origination volume of EUR 3.4 billion, Dexia is strengthening its strategy of diversification in this very dynamic market segment.
Origination in the ***public health sector*** was EUR 1,024 million. The projects implemented were stimulated by the "2007 Hospital Plan" and other actions of national interest such as the fight against cancer and emergency care services. With a market share of 41%, Dexia confirms its position in France as premier financial partner in this sector.
The ***housing*** sector gained 10% compared to 2004 with an origination volume of EUR 1.6 billion. The greatest demand for financing comes from clients in Urban Planning and Habitat for a total amount of more than EUR 1.4 billion. 80% of this activity involved HLM and OPAC (*Office public d'aménagement et de construction – logement social*) companies.
These organizations called on Dexia for the financing of their new constructions, in order to facilitate the balancing of their operational activities, as well as for the financing of maintenance and renewal of their housing stock.
With ***semi-public companies***, total origination in 2005 made good progress to EUR 240 million, against EUR 163 million in 2004.
The total amount of long-term financing to the ***social economy*** sector also evolved favorably, rising by 8.2% to EUR 696 million.
Dexia CLF Banque offers a complete range of asset management products and services to local institutional clients. In 2005, ***assets under management*** reached EUR 4.7 billion, up 6% on year-end 2004. UCITS assets represent EUR 2.3 billion.
As regards ***structured financing***, origination in 2005 rose considerably, by 41% to EUR 558 million against EUR 397 million in 2004. In this field, Dexia concentrates on project and asset financing. It plays the role of financial advisor, arranger or lender in the sectors of infrastructure (transport and car parks) and the environment (waste disposal). Note should also be taken of the mandate as financial advisor entrusted to Dexia at the beginning of 2005 by the Group Lyon Turin Ferroviaire (an entity created by the French-Italian inter-governmental commission) to study the modes of financing the future transalpine high-speed train link.
In 2005, the activity of arranging financing for infrastructure projects in the Public Private Partnership (PPP) field developed strongly, especially in the sectors of health, justice, public transport and education. Dexia took part in calls for tenders as financial advisor and also as investor and potential arranger of financing.



Milestone 5

Public Private Partnership: Dexia concentrates on sustainable financing

Historically a partner of local authorities, it was natural for Dexia to play premier roles in the development of innovative modes of financing public services. Through its structured finance activities, the Group assembles packages in a Public Private Partnership (PPP) mode, one of its specialities. At the end of the Nineties, the Group positioned itself on these lon[illegible]acts, invented in the Un[illegible]m, linking private operators t[illegible]ruction and maintenance [illegible]utility infrastructures: ro[illegible] lines, schools, hospitals [illegible] This is a system which ena[illegible] be shared and costs to be d[illegible]er time for the authority co[illegible]005, Dexia confirmed its position as the leading bank in the world for the financing of this type of project. Today the Group is involved, as arranger, investor or advisor, in extremely important operations and calls for tenders throughout Europe and elsewhere in the world: in the United States, Australia, Canada, and shortly in several large emerging countries where the PPP is appearing as a fu[illegible] financing of huge infrastructure requirements.

Luxembourg

New originations
(in millions of EUR)


2004
227
2005
598

Long-term commitments
(in millions of EUR)


2004
1,187
2005
1,933

In France, Dexia has for some years been developing a range of insurances specially intended for local operators and their staff. This successful diversification of the "bancassurance" range supports Dexia in its role as global banker to major institutional clients.
This activity is essentially developed through two entities. The first, Dexia Sofaxis, is the only French operator specializing in financial cover for the statutory obligations of local authorities and hospital establishments with regard to their staff. As of December 31, 2005, the volume of premiums collected by Dexia Sofaxis was EUR 352 million, up 2.6% on 2004. This growth reflects the continuing evolution of the level of insurance premiums. Commissions were EUR 42 million, up 4.8% on 2004 in a very much more competitive environment than the previous year.
The second, Dexia Epargne Pension, a life insurance subsidiary of Dexia Insurance Services, markets collective life insurance products to local institutional clients (social housing bodies, semi-public companies, consular chambers and so on): end of career indemnities, supplementary pensions, save-as-you-earn. As regards Dexia Epargne Pension, this year again, the activity of collective life insurance was extremely dynamic with a global collection of EUR 259 million, up 54% on 2004.

Luxembourg

Despite a slightly tenser budget situation than in the past, the modernization of national infrastructure continued at a fast pace. Dexia Banque Internationale à Luxembourg is still the second bank, after the State and Savings Bank, on the market for public financing.
At year-end 2005, the long-term outstanding commitments were EUR 1.9 billion against EUR 1.2 billion at year-end 2004, up 63%. More precisely, with local authorities, amounts outstanding to Dexia Banque Internationale à Luxembourg rose more than 20% and position the bank as an operator not to be ignored on this market.
New originations reached a record level. From EUR 227 million in 2004, they reached EUR 598 million at year-end 2005 by virtue of some remarkable operations including the financing of rolling stock and certain infrastructure for the *Société nationale des chemins de fer luxembourgeois* (Luxembourg Railways) in an amount of EUR 360 million. As regards the hospital sector, the bank's leading position was reinforced by the grant of new long-term credits and also by the provision of cash credits enabling hospitals in the country to pre-finance state subsidies. Finally, corporate credit activity is growing moderately against the background of a faint recovery of investments.
In Luxembourg, in the public sphere (central state, local authorities, satellites) Dexia plays a role in asset management. This activity saw significant growth. At year-end 2005, assets under management amounted to EUR 2.5 billion against EUR 1.5 billion at year-end 2004, marking a strong rise of 61%.

The Netherlands
It is through its subsidiary Banque Artesia Nederland that Dexia operates on the local public sector market in the Netherlands. At year-end 2005, global long-term outstanding commitments were EUR 819 million and originations EUR 423 million, up 66% on 2004. Dexia activity in the Netherlands is concentrated essentially on the financing of social housing.

America
• Dexia Crédit Local New York Branch
The branch operates in two fields: on the one hand, the public sector where it offers liquidity guarantees on municipal bond issues and the purchase of bonds, and on the other hand structured financing.
Dexia recorded a very good year 2005 in North America. Global outstanding commitments to the branch reached a peak of USD 50 billion, up 37.4% on 2004. Total originations in the North American public sector rose 54% to USD 12.7 billion whilst that from structured financing reached USD 646 million against USD 144 million in 2004.

The public sector
In 2005, the American municipal bond market hit a new record in terms of new issues, with a total volume of USD 407 billion, passing the previous record achieved in 2003 (USD 383 billion). By virtue of the very good market context, the off-balance-sheet originations of the branch amounted to USD 7.4 billion in 2005, up 18.5% on 2004. Moreover, the total bond purchase volume was USD 5.7 billion over the year 2005.

As regards the investments of the branch in tax-exempt bonds, the "Tender Option Bonds" program, launched in mid-2004, developed rapidly. In 2005, the amount of tax-exempt bonds purchased by Dexia was USD 1,541 million against USD 572 million in 2004. In addition, the volume of taxable bonds purchased was USD 1,347 million. The subsidiary also operated on the Canadian bond market in a total amount of CAD 485 million.

Structured financing
In 2005, we note a strong recovery of structured financing activity in the Americas. This was oriented towards the energy sector, and more particularly that of renewable (wind) energy, which continued to develop with success. In this field, Dexia is today recognized as a leading operator on the American market.
Dexia also arranged the largest financing by bank debt ever put together in the United States in the renewable energy sector. It also enabled Dexia to strengthen its position as world leader in the financing of wind energy projects (Invenergy Wind project). Finally, in view of its innovative character, the magazine *Euromoney* gave it the "Deal of the Year 2005" prize.

America
Dexia Crédit Local New York Branch (1)

New originations
(in millions of USD)


2004
8,435
2005
13,476

(1) In 2005, Dexia Bank Belgium New York Branch merged with Dexia Crédit Local New York Branch.

Long-term commitments
(in millions of USD)


2004
36,465
2005
50,090

America
Financial Security Assurance

Gross present value originations
(in millions of USD)


927
1,014
2004
2005

Net par outstanding
(in millions of USD)


325,808
351,398
2004
2005

• Canada
In Canada, Dexia operated on the PPP financing of two major road and public transport infrastructure projects in the Vancouver region. Announced in 2004, the plan to open an entity in Canada became a reality in 2005 with the obtaining of an authorization to operate on Canadian territory from a bank branch: Dexia Crédit Local Canada. The opening of this has already permitted a considerable increase in the volume of Dexia activity on the Canadian market both in the public sector and in the field of structured financing.

• Mexico
The plan to open a commercial representation in Mexico became reality in 2005. The supervisory authorities granted the status of Finance Company (SOFOL – Sociedad Financiera de Objeto Limitado) and operations are in the name of Dexia Crédito Local México. The young subsidiary has already been involved in its first financing in an amount of EUR 33 million to the State of Michoacan, on Mexico's Pacific coast.

• Financial Security Assurance
Financial Security Assurance (FSA) carries out the activities of credit enhancement for municipal bonds and asset-backed securities (ABS) in North America and also in Europe. Credit enhancement of municipal bonds consists of guaranteeing bonds issued primarily by municipalities. By giving them the benefit of its excellent AAA rating, FSA enables them, by way of a premium, to access the bond market under the most advantageous conditions. Credit enhancement of asset-backed securities is a guarantee similar to that granted for bond issues refinancing different asset classes (consumer credits and so on).
During 2005, FSA achieved a volume of gross present value (PV) originations equal to USD 1,014 million, which represents an increase of 9.4% in comparison to the record volume already achieved in 2004. These very good results are due to the momentum of the American municipal sector in 2005 and a significant volume of international project financing transactions.
As regards net par outstanding insured at the end of December 2005, these amounted to USD 351 billion, up 8% on December 2004. We note that FSA, which closely monitors counterparts hit by hurricanes Katrina and Rita, has had no claims in that regard so far.

Municipal sector

With a total issue amount of USD 408 billion, the year 2005 recorded a market increase of 13% over 2004. This is largely due to the maintenance of very low interest rates and the anticipation of their rise. The rate of penetration of credit enhancement on the issues market, at 56%, was high (and indeed higher than that in 2004, 54%) and is explained in particular by the very aggressive attitude of the competition, which offers very low premium levels. FSA insured issues for a (gross) nominal amount of USD 65 billion, with a market share equal to 26% (better that the previous year's level of 24%) and recorded USD 485 million in gross PV premiums, which represents an increase of 12% over 2004.

In the United States these good results are associated with the momentum of credit enhancement activity for municipal issues, well-sustained activity in the health and education sectors and also the signature by FSA of a remarkable operation: Chicago Skyway. This is the concession, on the European PPP model, of a motorway belonging to the city of Chicago. The operation consisted of guaranteeing a bond issue of USD 1.4 billion, intended to finance its privatization. Moreover, the magazine *Euromoney* recognized the extremely innovative nature of this operation which it awarded a "Deal of the Year 2005" prize.

Asset-backed securities

In the US asset-backed securities (ABS) sector, gross PV premiums fell by 16.6% to USD 195 million by virtue of low margins in a market characterized by a strong appetite of investors. It is important to note the fall of originations in the sector of real property loans to individuals, partially offset by a rise in the securitization of home equity loans. FSA prefers to wait for margins to return to the correct levels before again intensifying its activity in this segment.

International transactions

As regards international transactions, gross PV premiums reached USD 242 million in 2005, or +29.9% in comparison to 2004. The principal transactions took place in the United Kingdom with two important PPP projects in the health sector.

Spain

New originations
(in millions of EUR)


1,372
1,749
2004
2005

Long-term commitments
(in millions of EUR)


4,945
6,452
2004
2005

Spain

At year-end 2005, the long-term outstanding commitments of Dexia Sabadell Banco Local were EUR 6.5 billion, up 31% on year-end 2004. Total long-term originations were EUR 1.7 billion, up more than 27%.

With ***local authorities***, new originations reached EUR 1.4 billion, up 26% on 2004. This high level results in particular from well sustained activity with major clients (autonomous communities, large cities). Note should be taken of the participation in a syndicated loan (EUR 400 million) in an amount of EUR 138 million granted to the autonomous community of Catalonia and a loan of EUR 150 million granted to the city of Madrid.

Dexia Sabadell Banco Local is also particularly active in the bond issue segment. Significant transactions during the year were the mandates of joint lead manager for 30-year issues by the autonomous communities of Catalonia and the Canaries, an additional participation of EUR 160 million in the issue by the autonomous community of Catalonia and finally the participation as lead investor in the origination of securities issued by an asset-backing fund, the assets of which are debts from Spanish local authorities. This issue amounted to EUR 665 million, of which EUR 50 million was subscribed by Dexia Sabadell Banco Local and EUR 250 million by other entities in the Dexia Group.

In the field of ***structured financing***, originations rose 38% to EUR 310 million against EUR 225 million in 2004. The extremely dynamic activity of Dexia Sabadell Banco Local is concentrated on financing projects in the sectors of water and the environment, wind energy, health (hospitals) and road infrastructures. The assembly of a number of these financing packages was in the form of Public Private Partnership (PPP) financing, a market where Dexia plays the role of leader.

Madrid Calle 30, an urban transport project, was the most remarkable operation in 2005. Structured in the form of PPP financing, Dexia played the role of arranger for the financing of EUR 2.5 billion (the final Dexia share amounting to EUR 795 million), intended for the renovation and extension of the Madrid inner ring road. In view of the originality of this operation, associating public and privates operators, the British magazines *Infrastructure Journal* and *Euromoney* each named it "Deal of the Year 2005".

In the field of water and the environment, the Spanish subsidiary was also co-arranger of a financing of EUR 884 million, intended for the Aigües del Segarra-Garrigues project. Situated in Catalonia, this concerned the construction of a new network for the irrigation of agricultural land. This other major project also drew the attention of the financial magazine *Euromoney* which named it "Deal of the Year 2005".

The Bank for **Renewable Energies**



It was in 2000 that Dexia began to invest in renewable energies. Five years later, the Group has become World Number One for the arrangement of financing for wind farms. First of all in Spain, then in Italy and the United States, the bank supported the development of this renewable and non-polluting energy source, as lender, investor and financial advisor for the principal industrial project leaders. It is a know-how and a capacity for innovation of which Dexia takes great advantage these days on numerous markets, from the United Kingdom to Australia through Belgium, Portugal and France. By financing wind energy, the Group supports an industry growing at 20% a year, and now providing competition at an economic level against the price of hydrocarbons. And because wind is not the only energy source of the future, Dexia also offers its support to the development of emerging sources such as biomass and solar energy. For the "Bank for Renewable Energies" it is a means of realistic commitment to sustainable development and the safeguarding of our planet.

Italy

New originations
(in millions of EUR)


5,743
8,714
2004
2005

Long-term commitments
(in millions of EUR)


28,537
34,140
2004
2005

Italy

At year-end 2005, the long-term outstanding commitments of Dexia in Italy were EUR 34.1 billion, up almost 20% on year-end 2004. The Italian subsidiary achieved a record total originations of EUR 8.7 billion, up 52%. For the ***public sector***, the volume of activity recorded at the end of December 2005 was at a record level of EUR 7.0 billion, up strongly by 89% on 2004. This exceptional performance resulted from a particularly high level of activity in all market segments. Dexia increased its market share to 26% in 2005 from 21% in 2004.

Dexia activity is well sustained in the field of bond issues. Note is to be taken of the intervention as co-lead manager in the refinancing of a part of the debt of the city of Milan within the context of the largest bond issue ever seen from an Italian local authority.

In 2005, major Italian authorities indulged in debt management transactions. Those led by Dexia Finance Italia represented an amount of EUR 1.2 billion.

In the field of ***structured financing***, originations in 2005 were EUR 1.8 billion against EUR 2.1 billion in 2004. Dexia activity in Italy was in particular related to rail and urban transport, motorways, wind energy and telecommunications. Among the most significant operations was the intervention of Dexia with ISPA, the company in charge of financing the TAV (Treno Alto Velocita), the Italian high-speed train, as arranger of a new bond issue for a total amount of EUR 850 million. Dexia also played the role of arranger for the Nuove Acque project in Tuscany. Amounting to EUR 65 million, it is the first financing in Italy of a private concessionaire of a water distribution network. This most innovative project in Italy drew the attention of the financial magazine *Euromoney* which named it "Deal of the Year".

Dexia also acted, with Italian local authorities, as advisor for the development and restructuring of their infrastructures, in particular health and public transportation.

In the field of asset management, assets under management were EUR 826 million at year-end 2005.

United Kingdom

At year-end 2005, total long-term outstanding commitments to the branch were EUR 6.8 billion, up 47% on 2004. In 2005, long-term originations by Dexia in the United Kingdom progressed strongly. They were EUR 2.2 billion, up 32% on 2004. This rise is associated with very strong activity in the field of structured financing which more than doubled to represent some 50% in 2005 of total Dexia activity in the United Kingdom. With the ***local public sector***, and despite a slight fall in the order of 6%, originations amounted to EUR 1.1 billion, including EUR 889 million with local authorities. The success in marketing the LOBO (Lender's Option, Borrower's Option) product continues. This type of package is extremely attractive since it enables clients to be offered more interesting rates than those offered by the PWLB (Public Work Loan Board). In 2005, two trends were observed: on the one hand, an increase of maturities (loan terms) which enables the public sector to benefit from interesting financing conditions over the long term and, on the other hand, the implementation of asset management operations. In fact, British local authorities want to benefit from good market conditions to restructure their outstanding debt.

In the field of *structured financing*, originations over the year 2005 reached EUR 1.1 billion against EUR 513 million in 2004. Activity is particularly sustained in the field of PPP/PFI. A noteworthy fact is that over the year 2005, Dexia occupied second place in the sector for arrangement of bank loans. The British branch in fact played the role of arranger for a dozen PPP projects in numerous fields, the principal of which was education but also health, public transportation, public lighting and social housing. This long and sound presence of Dexia on the English PFI market contributes a great deal to the development of this activity in the Group, in the rest of Europe and in the United States. The British branch also invested in bond issues in the fields of the environment, energy and health.

United Kingdom

New originations
(in millions of EUR)


1,684
2,224
2004
2005

Long-term commitments
(in millions of EUR)


4,609
6,756
2004
2005

Sweden

New originations
(in millions of EUR)


849
916
2004
2005

Long-term commitments
(in millions of EUR)


3,445
3,597
2004
2005

Central and Eastern Europe (1)

New originations
(in millions of EUR)


334
2,680
2004
2005

(1) Includes the full entity Dexia Kommunalkredit Bank and its two subsidiaries in Slovakia and Poland.

Long-term commitments
(in millions of EUR)


599
3,060
2004
2005

Sweden

At year-end 2005, total long-term outstanding commitments to the Scandinavian subsidiary were EUR 3.6 billion against EUR 3.4 billion at year-end 2004.

New originations were EUR 916 million, up 8% on the end of December 2004, including EUR 894 million long-term financing intended for local authorities.

The subsidiary also developed new operations in Finland. At the end of December 2005, amounts outstanding with Finnish counterparts were EUR 107 million, up 78% on year-end 2004. The majority of amounts outstanding relate to municipalities (52.8%) and municipal and state companies (32.8%). The subsidiary also provided long-term financing of EUR 40 million to the municipal company producing and distributing energy in the town of Vantaan, as well as the municipalities of Vihti and Nurmijärvi. These three municipalities are close to the capital Helsinki.

Central and Eastern Europe

The year 2005 was marked by the birth of Dexia Kommunalkredit Bank. The new subsidiary based in Vienna, the capital of which is held 75% by Dexia Crédit Local (51% directly and 24% indirectly), is intended to lead the development of Dexia in Central and Eastern Europe.

Dexia Kommunalkredit Bank holds the Dexia participations in the capital of Dexia banka Slovensko (78.98%), the Slovakian subsidiary and Dexia Kommunalkredit Bank Poland (100%), the Polish subsidiary. The latter obtained its banking license during the second

quarter 2005. During the year 2005, Dexia Kommunalkredit Bank developed its presence in Central Europe by creating three new sales prospecting offices in the Czech Republic, Romania and Bulgaria, and also by launching a procedure to open the same sort of office in Hungary.
At year-end 2005, the total of the bank's amounts outstanding was EUR 2.8 billion.
Since its creation in 2005 the activity of Dexia Kommunalkredit Bank, in the ***public sector***, has been well sustained, with originations of EUR 2.7 billion. In 2005, the originations of Dexia Kommunalkredit Bank were particularly significant among Polish, Romanian and Hungarian "sovereigns", and particularly in the form of participations in major bond issues or their assembly.
As regards Dexia banka Slovensko, the originations for the year amounted to EUR 141 million, up 85% on 2004 in part by virtue of the development of structured products for Slovakian public clientele.
In the field of asset management, public sector deposits were EUR 492 million at the end of December 2005, up 20% on the end of December 2004.
In the field of ***structured financing***, long-term originations recorded over the course of 2005 were EUR 105 million against EUR 88 million at year-end 2004.

Germany

In 2005, Dexia Hypothekenbank Berlin changed its name to Dexia Kommunalbank Deutschland. In fact, a new law in Germany withdrew the status of mortgage bank and thus enabled Dexia clearly to confirm in the eyes of the market its orientation towards the local sector, and to develop it.
The bank's activity is diversified over the satellites of local authorities active in fields relating to public services such as water, transportation, housing, health and energy. These are private risks but their profiles remain extremely close to those of the public sector. The strategy of Dexia in Germany is therefore to present itself clearly as a reference bank for the entire local sector and its satellites.
At year-end 2005, the long-term outstanding commitments of the subsidiary were EUR 34.2 billion, up 8.4% on 2004.
Dexia Kommunalbank Deutschland operates from two locations: its head office in Berlin and its commercial office in Frankfurt. From the latter, the bank operates in the field of local public financing, offering classic products and financial engineering. In 2005, it is important to note that the activity of the Frankfurt office developed on a broad base and recorded very good performances, particularly in the field of structured products. Its originations were EUR 3.1 billion against EUR 1.8 billion in 2004. Dexia put financing in place for major local authorities in Germany such as those for Frankfurt am Main and the city-province (Land) of Berlin, and also for operators in the fields of water and energy. In 2005, Dexia in particular financed the repurchase of claims by the

Germany

New originations
(in millions of EUR)


9,351
2004
8,126
2005

Long-term commitments
(in millions of EUR)


31,518
2004
34,177
2005

Austria
Dexia *via* Kommunalkredit Austria

New originations
(in millions of EUR)


2004
2,950
2005
6,045

Long-term commitments (1)
(in millions of EUR)


2004
9,922
2005
17,694

(1) Corresponding to 100% new long-term originations/ outstanding commitments of Kommunalkredit Austria, which is 49%-owned by Dexia since 2001.

French operator Veolia Water, relating to the concession contract for water treatment in the city of Braunschweig.
From Berlin, Dexia essentially develops its activity of managing portfolios of securities issued by "sovereigns" and local authorities, operating on both the secondary and the primary market.

Austria
Dexia has a minority holding (49%) in the capital of Kommunalkredit Austria, a bank specializing in the financing of Austrian local authorities.
In 2005, the Austrian partner had a record year. In fact, global long-term outstanding commitments reached EUR 17.7 billion against EUR 9.9 billion in 2004. New long-term originations were at EUR 6 billion, or double the volume recorded at year-end 2004. Outside Austria, Kommunalkredit Austria intervenes in Switzerland and in other developed countries.

Other geographic zones
• International offices
At year-end 2005, global long-term outstanding commitments generated by the activity of the two international offices of Dexia Crédit Local and Dexia Bank Belgium were EUR 18.9 billion. Total originations recorded strong progress, reaching EUR 11.7 billion against EUR 3 billion in 2004. The total volume of financing to the ***public sector*** reached EUR 5.3 billion against EUR 1.3 billion. The increase observed is explained by the extremely dynamic activity in Switzerland as well as the development of Public Sector Origination activity. In Switzerland, originations were EUR 1.4 billion in 2005 against EUR 1.0 billion in 2004. From its international office, Dexia financed other operations in Spain, Greece, Canada and Japan.
As regards ***structured financing***, 2005 proved to be an excellent year for originations: they were EUR 6.4 billion against EUR 1.7 billion in 2004. Dexia activity related to the sectors of renewable energy, oil/gas and telecommunications. Among the most remarkable operations were the arrangements of financing for four wind farms in Portugal developed by EDF Energies nouvelles. Dexia also played the role of lead manager in the financing of new gas liquefaction factories in Qatar and in Egypt. Finally we note the launch of Impax New Energy Investors, a fund investing in renewable energies in Europe sponsored by Dexia.

• Israel

At year-end 2005, the long-term outstanding commitments of Otzar Hashilton Hamekomi (OSM), the Israeli subsidiary of Dexia, were EUR 473 million, up 45% on year-end 2004. The originations achieved over the course of 2005 amounted to EUR 172 million, more than double the volume achieved in 2004. The call for tenders launched in March by the Public Powers for the financing of 80 municipalities in the *recovery plan* enabled OSM on the one hand strongly to increase its activity with major cities and on the other hand to redeploy its activity among small and medium-sized authorities.

• Asia-Pacific

At year-end 2005, global long-term outstanding commitments to the Australian subsidiary were EUR 286 million and long-term originations show a rise of 30% to EUR 159 million against EUR 110 million in 2004. Operating from Sydney, Dexia activity is concentrated on the financing of infrastructure in Australia, principally in the energy sector. The year 2005 was marked in particular by the signature of a first mandate as lead manager for the financing, in the total amount of AUD 403 million, of a project relating to a gas electricity power station situated in the west of the country.

Israel

New originations
(in millions of EUR)


2004
74
2005
172

Long-term commitments
(in millions of EUR)


2004
324
2005
473

Results

The analysis hereafter is based on the underlying data (i.e. excluding non-operating items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered non-operating are defined on page 36.

Net income – Group share for the full year posted a solid 14.0% progression and exceeded for the first time the symbolic one billion threshold, amounting to EUR 1,008 million. This new progression confirms the business line's powerful earnings momentum and its status as the first contributor to Dexia's earnings. Taking out FSA's contribution – as this subsidiary experienced in 2005 what may be described as a pause (+0.8% compared to 2004) in its relentless double digit progression since its acquisition by Dexia –, the rest of the business line grew by 19.1% year on year. This naturally reflects the very robust build up of the book of business during many years of high and growing originations. It also stems from Dexia's strategy of international diversification, which has greatly paid off. Today, the business line's net income comes from the US (34%), France (26%), Belgium (20%), Italy (5%); the balance (15%) is originated in different countries worldwide, whose number keeps increasing and already exceeds a dozen.

Total income amounted to EUR 2,253 million for the whole year, up 10.6% or EUR 215 million, and each of the subsegments contributed positively to this growth. FSA contributed EUR 495 million, i.e. EUR 33 million to the revenue growth. The rest of the business line achieved 11.6% growth year on year, or EUR +182 million.

Costs were up EUR 65 million compared to 2004, i.e. +9.5% in 2005, a slightly lower percentage than the progression of revenues. Among the reasons for the cost increase, note that expenses at FSA went up EUR 13 million (or 11.5%), caused by several factors: acceleration of deferred costs on the refunding business; a lower cost deferral rate than in 2004; expenses linked to the move to new head offices. The costs of the business line without FSA went up 9.0% or EUR 52 million. In Belgium, the increase of costs amounted to EUR 12 million, and was principally caused by higher IT spending, legal costs on litigations, and IAS 19 pension provision adjustment. In France, costs were up EUR 9 million, one third of which on account of the new projects of Dexia Sofaxis, and the rest on compensation due to the very high level of originations and hirings for new developments. Elsewhere, the bulk of the increase (EUR 31 million) stems from the various developments and projects of the business line: EUR 8 million for the public sector bond origination and the first expenditure on the Japanese project; EUR 9 million on Central and Eastern Europe; EUR 6 million in America.

As a result, **gross operating income** amounted to EUR 1,501 million in 2005, an 11.1% increase compared to 2004, and 10.9% at constant exchange rate. In spite of the expenditures on the various developments of the business line, and owing to the robust revenue growth, the **cost-income ratio** decreased slightly from 33.7% in 2004 to 33.4% in 2005. On the subject, Dexia manages this indicator in view of the overall development perspective of the business line. Indeed, in an area where acquisition opportunities are rare and where organic growth opportunities are there, management finds cost growth quite acceptable when such expenses relate to business development.
The **cost of risk** in 2005 amounted to EUR 34 million, slightly above the level of charge during the same period of 2004 (EUR 30 million) but this increase is very small when compared to the growth of the assets during the same period. The cost of risk thus remains in the region of its historic lows.
Taxes went up in 2005 to EUR 421 million, up EUR 27 million (+6.8%). This was basically caused by the growth in operating earnings. Of note however, the increase at FSA (USD 25 million in the third quarter, and USD 4 million in the fourth quarter), linked to the change of tax rate on the Bermuda operations. In the other direction, a EUR 20 million provision was written back at Dexia New York in the third quarter of 2005.
Overall, the business line delivered an excellent year, and posted a strong 22.7% **return on economic equity** (ROEE).

UNDERLYING STATEMENT OF INCOME (excluding non-operating items)
(in millions of EUR)

	2004 (1)	2005	Variation 2005/2004
Income	**2,037**	**2,253**	**+10.6%**
of which net commissions	*157*	*150*	*-4.4%*
Costs	**(687)**	**(752)**	**+9.5%**
Gross operating income	**1,351**	**1,501**	**+11.1%**
Cost of risk	(30)	(34)	+14.7%
Impairments on (in)tangible assets	0	0	n.s.
Tax expense	(394)	(421)	+6.8%
Net income	**927**	**1,046**	**+12.8%**
Minority interests	43	38	-12.0%
Net income – Group share	**884**	**1,008**	**+14.0%**
Cost-income ratio	33.7%	33.4%	
ROEE (2)	22.8%	22.7%	
Allocated equity	3,874	4,432	

(1) Pro forma.
(2) Return on economic equity.



Milestone 7

Dexia and Artesia, together for a wider view





The success of a company merger is measured in its strategic and operational results, and indeed in the manner in which it is led.

In 2001, Dexia purchased Artesia Banking Corporation, which carried on activities in Belgium relating to retail banking (BACOB Bank), insurance (DVV Insurance) and asset management (Cordius Asset Management); Artesia BC was also present on the corporate market and in the non-commercial sector. Through that acquisition, Dexia became number two in bancassurance in Belgium. The Group considerably increased its share of the retail market, whilst strengthening its position as reference banker in the public and social sectors. As for expected synergies, the objectives were achieved and indeed surpassed. In a faultless process lasting four years, the trading rooms were merged, back offices and IT systems integrated, and the branch network reorganized in a multi-channel distribution model, under the joint name of Dexia Bank. In terms of economies of scale and commercial added value, results are today as planned. For Dexia, one of the first reasons for pride is in the exemplary nature of the social dialogue which has overseen the process. Efforts towards internal explanation, the spirit of openness among social partners, and the elaboration from 2003 of a new corporate project anchored in shared values have allowed us to advance without ever losing sight of either the direction of the project or its ambition: to create greater long-term value, for Dexia members of staff and for all our clients.



Personal Financial Services

In Belgium, Dexia Bank is one of the country's top players in retail banking. It offers a complete range of banking and insurance services to a clientele of households and small and medium-sized enterprises. In Luxembourg, Dexia BIL has a similar position among the retail banks of the Grand Duchy. In that country, a private banking business has been developed over the years and now extends beyond Belgium and Luxembourg. Several units and joint ventures have been acquired/developed in a number of European countries, among which France, Spain, Switzerland and Slovakia.

Presentation

Personal Financial Services activity is essentially carried out in Belgium and Luxembourg, where Dexia occupies a premier position. As a consequence of the new segmentation introduced in 2005, the Personal Financial Services business line includes the activities of retail banking and private banking. That activity focuses on the distribution of its products and services as well as those created in other business lines of the Group (principally Dexia Asset Management, Dexia Insurance Services and Financial Markets) to a clientele predominantly consisting of households, but also including wealthy and private banking clients, the liberal professions, self-employed persons and small and medium-sized enterprises. The business line is also active outside Belgium and Luxembourg. This involves various types of approach and/or

product. The principal countries are as follows:

- France, where the Group has a 20% holding in Crédit du Nord, Dexia Banque Privée France, a private bank held 100% and Dexia Epargne Pension, specializing in life insurance,
- Switzerland, through Dexia Private Bank Switzerland,
- Slovakia with Dexia banka Slovensko, a bank with 52 branches dealing with the local public sector and individuals, and
- Spain, where Dexia has a 40% holding in Popular Banca Privada, a joint venture with Banco Popular in the field of private banking.

The scope of private banking activity was broadened by the opening, in 2005, of a new representative office in Bahrain by Dexia Private Bank Switzerland.

Activity

At year-end 2005, total customer assets (retail and private banking) were 7.9% higher than at the end of 2004, reaching EUR 123.2 billion.

In 2005, the maintenance of interest rates at a low level and the favourable evolution of the equity markets continued to influence client behaviour. Balance-sheet products (savings accounts, savings bonds) amounted to EUR 52.3 billion, down slightly by 1.9%; whilst off-balance-sheet products (mutual funds or UCI and insurance products) recorded a sustained increase of 16.0% reaching EUR 61.3 billion. These solid results validate the strategy engaged in this business line several years ago.
As for **retail banking**, total customer assets reached EUR 81.5 billion, at the end of 2005, up 6.8%. The major trends were as follows.

- The slight fall of balance-sheet products and in particular savings bonds is partially offset by the positive evolution of sight accounts and savings accounts.
- Off-balance-sheet products continued to perform well during the year. At the end of 2005, they represented 41.1% of retail assets, against 37.4% as of December 31, 2004, up 17.0%. They outweigh the decrease in savings bonds.
- Life insurance products, notably guaranteed-income products (Branch 21), progressed by 32.2% thanks to the successful marketing campaigns launched for off-balance-sheet products during the year and the new tax legislation applicable to insurance products in Belgium from the beginning of 2006.

CUSTOMER ASSETS & LIABILITIES
(in billions of EUR)

	Dec. 31, 2004	Dec. 31, 2005	Variation
Balance-sheet products	53.3	52.3	-1.9%
Off-balance-sheet products	52.8	61.3	+16.0%
Insurance	8.0	9.6	+20.2%
Customer assets	**114.1**	**123.2**	**+7.9%**
Customer liabilities	**25.7**	**28.6**	**+11.4%**
Total customer assets & liabilities	**139.8**	**151.8**	**+8.6%**

CUSTOMER ASSETS
(in billions of EUR)

	Dec. 31, 2004	Dec. 31, 2005	Variation
Total customer assets	**114.1**	**123.2**	**+7.9%**
of which private banking	**37.8**	**41.7**	**+10.3%**
of which retail banking	**76.4**	**81.5**	**+6.8%**
Deposits	30.0	31.2	+4.0%
Sight accounts	*5.0*	*5.7*	*+13.9%*
Savings accounts	*25.0*	*25.5*	*+2.1%*
Savings bonds & term deposits	11.7	9.6	-17.7%
Bonds issued by the Group	6.0	6.5	+8.7%
Mutual funds	17.2	20.7	+20.3%
Life insurance technical reserves	6.1	7.2	+19.3%
Direct securities	5.4	6.3	+15.6%

CUSTOMER LIABILITIES
(in billions of EUR)

	Dec. 31, 2004	Dec. 31, 2005	Variation
Total customer liabilities	**25.7**	**28.6**	**+11.4%**
of which private banking	**2.5**	**2.9**	**+16.0%**
of which retail banking	**23.2**	**25.7**	**+10.9%**
Loans to customers	17.3	19.3	+12.1%
Mortgage loans	*14.9*	*17.1*	*+14.6%*
Consumer loans	*2.4*	*2.3*	*-4.0%*
Loans to SMEs and the self-employed	5.9	6.4	+7.7%

In Belgium, the rationalization of the bank network subsequent to the acquisition of BACOB/Artesia in 2001 was completed. The objective of reducing the network fixed at the time for 2005 was exceeded and the network now has 1,069 branches, 833 branches managed by self-employed branch managers and 236 run by wage-earning employees of the bank. The integration of Artesia BC aimed at serious cost synergies, which have been achieved and even surpassed.
Dexia is actively developing new modes of client relations, including Net Banking. In 2005, Internet banking transactions recorded spectacular growth. In Belgium, the bank launched promotions which came to fruition with the opening of 100,000 new contracts. Today, Dexia Direct Net (formerly Net Banking) has more than 500,000 clients subscribed to the service. In Luxembourg, the number of transactions recorded on the Internet transaction platform Dexiaplus is also increasing sharply among both individuals and professionals.
Axion, the account intended for young people between 10 and 24 years of age, offering them innovative products suited to their specific needs, continues to achieve great success among that client segment. In 2005, more than 14,000 opened accounts.

As regards **private banking**, customer assets were up 10.3% reaching EUR 41.7 billion at the end of 2005. As in the retail segment, the balance-sheet products remained almost stable, whilst off-balance-sheet products increased significantly, up 14.9% from a year ago. The latter products now represent 66.7% of private banking assets, against 64% the previous year. Of note, assets managed under mandates, mutual funds and insurance products rose 17.7%, 22.5% and 22.9% respectively in 2005. In Belgium and Luxembourg (which together represent 83% of the Group's total private banking assets), private banking business benefited also from the successful marketing campaigns catering to the retail segment.

The new segmentation of clientele enabled a reassessment and a differentiation of the range of Dexia services and offers better quality financial advice to high net worth individuals with assets of more than EUR 500,000. This new approach bore fruit particularly in Belgium where private banking assets rose 14% in comparison to 2004.

Finally, launched in Luxembourg in 2004, the Dexia Vision™ programme is achieving great success and opens the way to new portfolio management and financial advisory services. Extremely innovative, it relies on the highest values: responsibility, transparency and performance.

Outstanding loans to retail and private customers amounted to 28.6 billion as of December 31, 2005, up 11.4% in one year. This result is principally due to mortgage loans outstanding to retail customers, which were EUR 17.1 billion, up significantly by 14.6%. This increase was even more significant in the fourth quarter 2005 thanks to anticipation of a rise of interest rates. Finally, the volume of loans to private banking customers was up 16.0%.

Results

The analysis hereafter is based on the underlying data (i.e. excluding non-operating items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered non-operating are defined on page 36.

The performance of the business line improved again in 2005, after two record years of earnings growth in 2003 and 2004. A strict cost discipline coupled with strong revenue-generating activities led to achieve, this year again, a double-digit increase. The **net income – Group share** for the full year 2005 amounted to EUR 420 million, up 13.3% compared to 2004.

Nota bene

Before commenting the results of the business line, it must be noted that several changes and adjustments took place in the course of the year – of an accounting nature or dealing with the scope of consolidation – which had an overall material negative impact on the annual business line's revenues:

- *the accounting mode of fees on structured eurobond products has changed under IFRS; under the previous methodology, these products would have generated EUR 30 million more revenues in 2005;*
- *early repayment penalties on mortgage loans have been unduly taken upfront during the first three quarters of 2005; this was corrected in the fourth quarter in the amount of EUR 18 million.*

All above items have the combined effect to distort the comparisons on a like-for-like basis: the revenue growth between full year 2005 and full year 2004 should have been EUR +117 million instead of EUR +69 million.

Total income for the full year 2005 amounted to EUR 2,219 million, up 3.2% or EUR +69 million compared to 2004. At comparable accounting standards, the revenue growth would have been +5.4%. This increase was mainly driven by the commissions (+10.0%), pursuant to Dexia's policy to promote actively the off-balance-sheet products (cf. Activity above). The "no (or low) entry fee" propositions, the marketing campaigns conducted throughout the four quarters, and finally the announcement of a new tax on insurance products from 2006, have positively influenced the revenues, and will continue to do so in the coming times.

Costs amounted to EUR 1,596 million for the full year 2005, a modest 1.8% increase compared to those of 2004, and given the strong revenue momentum in 2005. Yet, they include the investment in franchise, distribution and marketing that has contributed to the increase of business. Particularly noteworthy is the fact that the branch closure target decided in 2001 was exceeded, the total number of branches standing at 1,069 at the end of 2005, compared to the initial target of 1,099. **Gross operating income** in 2005 thus went up 6.9% to EUR 623 million.
The **cost-income ratio** continued to improve, from 72.9% in 2004 to 71.9% this year, reflecting the good trends described above.
The **cost of risk** remained very small at EUR 23 million in the year, a decrease of 34.4%.
Tax expenses remained almost stable in 2005 at EUR 182 million. Owing to a more efficient management of the tax base, the tax rate stood at 29%, lower than in 2004 (37%).
The **return on economic equity** (ROEE) continued to improve and stood at 23.5% for the full year 2005, up from 21.6% in 2004.

UNDERLYING STATEMENT OF INCOME (excluding non-operating items)
(in millions of EUR)

	2004 (1)	2005	Variation 2005/2004
Income	**2,150**	**2,219**	**+3.2%**
of which net commissions	*669*	*736*	*+10.0%*
Costs	**(1,568)**	**(1,596)**	**+1.8%**
Gross operating income	**583**	**623**	**+6.9%**
Cost of risk	(35)	(23)	-34.4%
Impairments on (in)tangible assets	0	0	n.s.
Tax expense	(179)	(182)	+1.6%
Net income	**369**	**418**	**+13.4%**
Minority interests	(2)	(1)	-20.1%
Net income – Group share	**370**	**420**	**+13.3%**
Cost-income ratio	72.9%	71.9%	
ROEE (2)	21.6%	23.5%	
Allocated equity	1,718	1,782	

(1) Pro forma.
(2) Return on economic equity.



It did not take ten years for Dexia Asset Management to become a leading asset manager on the European market.

Through the scope of its range, first of all: the financial analysis and management company of the Dexia Group, created in 1998 and strengthened in 2001 by the purchase of Cordius Asset Management, has moved from a niche positioning to one covering the entire range of investment supports, for institutional and private clients. Then in terms of credibility, since Dexia Asset Management is recognized as one of the best managers on the market. Finally by the amount of assets under mandate, reaching EUR 91 billion at year-end 2005. The foundation of this success: an organization which combines the centralization of management activities (in Brussels, Paris, Luxembourg and Sydney) and a decentralized marketing network, gradually extended throughout Europe and Asia, so as to offer tailor-made services to clients whilst controlling costs. Another key factor rests in the investment process, at the same time modeled, objective and innovative, in phase with the evolution of the markets. Indeed, beyond its skills in traditional management, Dexia Asset Management is among the pioneers of alternative management, and above all sustainable management. Involved since 1998 in this activity of the future, the subsidiary today offers the widest range of socially responsible investment (SRI) funds in Europe. "Money does not perform. People do" – money is nothing without the talent of people. The Dexia management company owes its success above all to the values which have been its guiding light since it came into being.



Milestone 8

Asset management, performance and values



Investment Management and Insurance Services

Presentation

The specialist activities of asset management, fund administration and insurance are developed with success by the Dexia Group. Dexia has its own production capacity for asset management through its subsidiary Dexia Asset Management. Today the latter is a major European actor operating in numerous European countries: Belgium, France, Luxembourg and also Austria, Italy, Switzerland, Germany, Spain and the United Kingdom. In 2005, Dexia Asset Management widened its network with two new offices: one in Denmark and the other in Sweden.
In the fund administration business line, Dexia offers three types of services: custody and related services, central administration and transfer agent. Dexia is a leading player in this industry by virtue of its leading position in the Luxembourg market.
Dexia has gradually developed its know-how outside Luxembourg through its two subsidiaries Dexia Fund Services and FETA (First European Transfer Agent). It now occupies the position of European leader on this market. In 2005, a joint venture agreement was concluded between Dexia and Royal Bank of Canada. Operational from January 2006, it creates a new entity, RBC Dexia Investor Services, which is among the top ten custodians in the world with EUR 1,650 billion of assets on deposit.
In the field of insurance, through Dexia Insurance Services, Dexia combines life and non-life insurance companies operating principally in Belgium, Luxembourg and France. For the most part Dexia carries out this activity in the field of life insurance.

Activity

Asset management achieved a strong year in 2005. Volumes reached EUR 90.6 billion at year-end, up 26.8% (or EUR +19.1 billion) on the previous year, under the effect of a significant organic growth (EUR +12.1 billion) but also of a positive market effect (EUR +7.0 billion). All types of management experienced a very strong increase in 2005: notably the mutual funds category increased by 30.3% in one year, due to the resumed appetite for such products, on the part of both retail and institutional clients. The increase in volumes of discretionary private mandates was 21.5%, and institutional mandates went up 18.6%. In this latter category, the growth of new business stemmed from different sources: insurance activities within Dexia; new mandates from pension funds; new mandates from local and government authorities; mandates from financial institutions. Of note, an important flow of business was won on the Australian market.

Concerning the productivity ratios of the company, already very good in 2004, they have further improved in 2005, with costs representing only twelve basis points of assets under management. The performance of Dexia Asset Management's funds also stood very well: Standard & Poor's ranking of sector peer group placed 72% of its funds in the first two quartiles (by volume) in 2005, and 79% in the last three years.

Fund Administration activity remained very strong.

- Total ***assets under custody*** amounted to EUR 409.0 billion at year-end 2005, up 17.5% on one year earlier. The mandates to Dexia Fund Services stood at EUR 255.1 billion, up 35.2% over the year thanks to the market effect, but above all to the mandates won throughout the year notably in Luxembourg.
- The ***central administration*** activity has experienced a growth of 5.6% over 2004 in terms of number of valuations. The assets in this activity grew 28.4% to EUR 241.7 billion in 2005.
- The ***transfer agent*** activity remained almost unchanged over the year.

In 2005, Dexia and Royal Bank of Canada announced the creation of a joint venture (effective as of 2006). The new company, RBC Dexia Investor Services, ranks among the world's top 10 global custodians with assets under custody (includes assets of Royal Bank of Canada as of October 31, 2005 and Dexia as of September 30, 2005) of approximately EUR 1,650 billion. RBC Dexia Investor Services offers an integrated range of products, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services, to institutional investors worldwide. This announcement has been very well received by clients.

ASSETS MANAGED BY TYPE OF MANAGEMENT
(In billions of EUR)

	2004	2005	Variation
Mutual funds	49.3	64.2	+30.3%
Private mandates	3.8	4.6	+21.5%
Institutional mandates	18.4	21.8	+18.6%
Total	**71.5**	**90.6**	**+26.8%**

Group insurance activities

Insurance activities occupy an important place in Dexia's business portfolio. The total of gross premiums received in 2005 was EUR 3,684 million (excluding the activities of FSA and Dexia Sofaxis) and total revenues amounted to EUR 443 million, i.e. nearly 7.5% of total Dexia Group's revenues. Insurance activity is carried out through the business lines of Dexia and principally:

- Personal Financial Services which represent 72% of total premiums collected with products dedicated to retail bank and private banking clients;
- Public/Project Finance and Credit enhancement, with institutional clients, local authorities and other local public sector organizations, which represent 17% of total premiums collected in 2005;
- The balance of the originations in 2005 (11%) came from third party networks who distribute the Dexia products among their own clients; this latter part of the commercial production.

The Investment Management and Insurance Services business line looks after the operational management (administration, back office, IT), financial and statutory management of the insurance entities. The principal entity is Dexia Insurance Belgium (DIB), which is the result of the merger of the former Dexia Insurance and DVV Insurance. DIB and its subsidiaries, the main subsidiaries being Dexia Epargne Pension, Dexia Life & Pensions, Belstar and Corona, are consolidated in Dexia Insurance Services (DIS), which represents 86% of total insurance revenues generated within the Group.

89% of premiums are generated by life insurance activity. From a geographic point of view, the majority of premiums are collected in Belgium (70%), the remainder coming essentially from France (mainly under the brand of "Dexia Epargne Pension") and Luxembourg (above all Dexia Life & Pensions). Of note, an insurance activity conducted in Germany under the Rekord brand was closed down during the year.

2005 has been a strong year overall in insurance activity at Dexia, with a progression of 22.7% in the total premiums above the previous year.

TOTAL GROSS WRITTEN PREMIUMS
(In millions of EUR)

	2004	2005	Variation
Nonlife	**397**	**415**	**+4.4%**
Life	**2,606**	**3,269**	**+25.4%**
Branch 21 (common life included)	*1,881*	*2,533*	
Branch 23	*725*	*646*	
Branch 26	*–*	*90*	
Total	**3,003**	**3,684**	**+22.7%**

BREAKDOWN OF THE TOTAL GROSS WRITTEN PREMIUMS PER BUSINESS LINE
(In millions of EUR)

	2004	2005	Variation
Public/Project Finance	420	625	+48.8%
Personal Financial Services	2,344	2,643	+12.8%
Investment Management and Insurance Services	239	416	+73.6%

This growth stemmed from all three business lines:
• Public/Project Finance increased its originations by 48.8% to EUR 625 million in 2005;
• Personal Financial Services increased its premiums by 12.8% to EUR 2,643 million;
• in Investment Management and Insurance Services the growth was +73.6% to EUR 416 million.

Commercial activity was good throughout the year, but it was particularly strong in Belgium and Luxembourg during the fourth quarter. This is mainly due to a new tax on insurance products which comes into force in Belgium in 2006, causing higher than usual before its enforcement and also due to an important commercial campaign. In France, the commercial success of Dexia Epargne Pension is bearing fruit: after only three years of existence, this unit has originated EUR 625 million of premiums (+48.8%) spread nearly equally between Dexia clients and those of third party clients.

Looking at the revenues of the insurance activities at Group level, they amounted in total to EUR 443 million in 2005, up 13.3% better on 2004. They came from Public/ Project Finance (5%), Personal Financial Services (50%) and Investment Management and Insurance Services (45%), pursuant to the analytical conventions applied among the business lines. If now considered under the angle of reporting entities, Dexia Insurance Services generated EUR 381 million of the total insurance revenues in 2005.
The balance (EUR 62 million) represents mostly commissions income related to the distribution of insurance products, booked at Dexia Bank Belgium, Dexia BIL and Dexia Crédit Local.

For the purposes of evaluating the insurance business within the Group, management looks at the originations and the "top line" contributions by business line (as indicated above) as the best proxy to activity performance. Financial performance, by contrast, is analyzed on the consolidated reporting of Dexia Insurance Services. In 2005, DIS had EUR 381 million of total revenues (+10.8% on 2004) and EUR 124 million to net income – Group share (up 41.7% on 2004). This good performance stems from a high dividend inflow in 2005, higher investment income linked to the growth of the life reserves and also from some capital gains pursuant to specific operations such as Almanij and Electrabel. The net income – Group share was favorably impacted by a low tax charge, itself explained by the revenue mix.

FINANCIAL RESULTS OF DEXIA INSURANCE SERVICES
(in millions of EUR)

	2004	2005	Variation
Revenues	344	381	+10.8%
Costs	(203)	(227)	+11.5%
Taxes and other	(54)	(30)	-44.4%
Net income – Group share	87	124	+41.7%

Results

The analysis hereafter is based on the underlying data (i.e. excluding non-operating items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered non-operating are defined on page 36.

Net income – Group share of the business line in 2005 increased strongly to EUR 230 million, up 28.6% compared to 2004.
The performances of all three units pertaining to this segment were good, as analyzed below.

• ***Asset management*** performed very well in 2005, with increased revenues (+4.8% or EUR 9 million in one year). This progression must be analyzed in view of the fact that various changes were introduced in 2005 (no more absolute performance fees as from January 1, 2005; revised fee structure on certain products/services; different split in commissions between the distributors and the asset managers for some mutual funds). On a like-for-like basis, the revenue increase year on year would have been +21%, quite consistent with the volume growth. Costs increased (+17.3% in one year, or EUR 16 million), in conjunction with the strong developments of the activity. In particular, three new sales offices were opened (in Milan, Madrid and Rotterdam) to develop business with institutional clients. Staff increased by 67 in 2005, adding to the recruitments made at the end of 2004. This increase of the costs did not however preclude the efficiency ratio (cost per unit of asset managed) of Dexia Asset Management to keep improving, from 13 basis points in 2004 to 12 basis points in 2005.

• ***Fund administration*** revenues were up 14.0% (or EUR +35 million) at EUR 282 million in 2005. Income was pulled by higher volumes and commissions on mutual funds and higher foreign exchange income, but somewhat mitigated by the closure of operations in the Netherlands and by the pressure on fees in a strong competitive environment. The costs rose by EUR 16 million, due to the cost of establishing the new joint venture (RBC Dexia Investor Services – EUR 8 million) and by IT developments in the Spanish and Italian units. As a result, gross operating income increased by 23.9% (or EUR +18 million) to reach EUR 95 million for the full year.

• The *insurance* activities have also achieved a very good year in 2005. To remind, this segment includes only the "factory" operations (i.e. without the distribution income staying in the other business lines). For a complete reading of the contribution of the insurance activities throughout the Group, please refer to the Focus on insurance activities across the Group on pages 86-87.

Within the business line, revenues amounted to EUR 221 million in the year, up 13.9% or up EUR 27 million compared to 2004. Net income amounted to EUR 87 million, (+76.8% or EUR +38 million), owing particularly to the positive influence of financial revenues and lower taxes.

UNDERLYING STATEMENT OF INCOME (excluding non-operating items)
(in millions of EUR)

	2004 (1)	2005	Variation 2005/2004
Income	**630**	**701**	**+11.2%**
of which net commissions	*192*	*238*	*+24.1%*
Costs	**(379)**	**(423)**	**+11.6%**
Gross operating income	**251**	**278**	**+10.6%**
Cost of risk	(1)	0	n.s.
Impairments on (in)tangible assets	0	0	n.s.
Tax expense	(63)	(42)	-32.4%
Net income	**188**	**235**	**+25.3%**
Minority interests	9	6	-39.2%
Net income – Group share	**179**	**230**	**+28.6%**
Cost-income ratio	60.1%	60.4%	
ROEE (2)	24.7%	28.1%	
Allocated equity	724	819	

(1) Pro forma.
(2) Return on economic equity.

UNDERLYING CONTRIBUTION OF THE BUSINESS LINE SEGMENT UNITS
(in millions of EUR)

	Asset management		Fund administration		Insurance	
	2004 (1)	2005	2004 (1)	2005	2004 (1)	2005
Revenues	189	198	248	282	194	221
Costs	(94)	(111)	(171)	(187)	(114)	(125)
Gross operating income	94	87	77	95	80	96

(1) Pro forma.





When it comes to investor services, credibility is not just a matter of skills: it is also a question of dimension.

With Dexia Fund Services (DFS) and its subsidiary First European Transfer Agent (FETA), Dexia was among the recognized specialists on the market of fund administration, already present in 11 countries in Europe and Asia. Dexia Fund Services offered a wide range of services to investment funds, as custodian bank, administrative agent and transfer agent. However, despite the exponential growth of its results, DFS remained a flyweight compared to the giants of the sector. In 2005, Dexia therefore took the strategic decision to seek a powerful ally. By merging DFS with the twin entity of Royal Bank of Canada (RBC), Dexia BIL concluded a partnership which bore a strong resemblance to the ideal alliance. In phase with their business line philosophies, the two operators are complementary in terms of size, services and geographic coverage: beyond its added value services, RBC Global Services contributes a solid portfolio of clients in Canada, and also in the United Kingdom and Australia. Created on 2 January 2006, RBC Dexia Investor Services goes straight into the world top ten of custodian banks (EUR 1,650 billion in client assets), and its geographic coverage extends over 15 countries and 4 continents. The young company now offers a most comprehensive range of services: a solid basis upon which to embark upon its new long-term voyage, from which to gain momentum for its international development and from which to provide appropriate and innovative responses to each of its clients around the world.





Milestone 9

RBC Dexia Investor Services
in the world top ten

Treasury and **Financial Markets**

Dexia's principal businesses give the Group an intensive presence in the capital markets, whether for the funding and management of the Group's balance sheet, or for the engineering of sophisticated products and solutions delivered to clients of the various business lines. This business line is not only a key support entity for the whole Group, but it is also an important profit center which generates substantial earnings.

Activity

Funding activities have been again very buoyant in 2005, in line with the strong balance-sheet growth of Dexia. Long-term issues (2 years and more) amounted to EUR 29.7 billion (+2.8% above 2004 level), of which EUR 17.0 billion bear the AAA signatures of Dexia Municipal Agency and Dexia Kommunalbank Deutschland (formerly Dexia Hypothekenbank Berlin). Dexia thus continues to stand among the largest private issuers on the bond market. The funding cost of new issues in 2005 was lower than in 2004, and the average life of the new issuances increased to 9.0 years (compared to 7.3 years in 2004). Most of the long-term funding was sourced, as before, from private placements with institutions (61.3%), but it must be noted that the retail oriented bond activity now occupies a sizeable part of the long-term funding (EUR 6.9 billion issuances in 2005, i.e. 23.3% of total). The placement of such notes is not only made in the networks of Dexia in Belgium and Luxembourg (5% of total), but more and more importantly in several retail banking networks in Italy (18% of total), pursuant to Dexia Crediop's marketing agreements with several large Italian banks who distribute this paper, which meets great success.

LONG-TERM ISSUES IN 2005

(in billions of EUR)

Dexia Municipal Agency	8.8
Dexia Crédit Local	4.4
Dexia Bank	1.2
Dexia BIL	0.5
Dexia Crediop	6.4
Dexia Kommunalbank Deutschland	8.2
Total	**29.7**

CREDIT SPREAD PORTFOLIO QUALITY


1.3%
1.1%
22.4%
47.3%
27.9%
AAA
AA
A
BBB
Non-investment grade

Short-term funding – managed by the **money market** team which generates about a quarter of TFM's revenues – was also very active in 2005, under its various usual forms (short-term bonds, commercial paper, CDs, interbank market, repurchase agreements) but it was also sourced with institutional clients, such as several central banks who appreciate depositing mostly euro-denominated reserves with Dexia in view of its good rating and renown. This clientele now represents nearly 15% of the total outstanding short-term borrowings of TFM, which exceeded EUR 100 billion at year end.

The **credit spread portfolio** (CSP) was increased substantially to EUR 54.9 billion at year end (from EUR 39.3 billion a year before). This activity, which contributes for about half of the TFM's revenues, consists of managing a large portfolio of high credit quality instruments (about 99% of the portfolio is investment grade, and 75% is rated AA- or above) on the strength of Dexia's good rating, but more importantly, of its capability to assess the risk/reward of selected asset classes on which the Group has a long experience and a very good command (sovereigns, covered bonds, ABS/MBSs, financial institutions). In the CSP, Dexia keeps the credit risk but hedges the interest rate risk, and the investment lines are essentially classified in the available-for-sale (95%) and hold-to-maturity (2%) categories.

The new investments made in 2005 totalled EUR 24.3 billion, making of Dexia one of the most sizeable buyers in the market. The portfolio now also includes a significant

element of "balance-sheet lending" business, offering attractive returns. This is a business where Dexia supplies funding to financial institutions seeking liquidity but retaining the credit risk of their loan books via credit default swaps (EUR 3.1 billion of new business was written in 2005).

The other contributors to TFM's revenues are several specialist desks, operating in the various global capital markets, such as **fixed income** (arrangement of bond issues distributed in the retail networks; primary dealing of Belgian government bonds; syndication and support to the public sector bond origination team...), **foreign exchange** and **equities**. Of particular interest are the achievements of two other segments of TFM which bring sizeable and growing revenue contributions, and who also participate to the increasing renown of Dexia as "the investment bank of the local public sector" and related niche markets. The first one is **financial engineering and derivatives** (FED) which, among other missions, is responsible for the engineering and marketing of the structured products sold to the clients of the retail, private and public sectors. The economic revenue exceeded EUR 60 million in 2005. The other one is **securitization** which operates partly out of Brussels and partly in the US; it accounted for EUR 35.6 million of revenues in 2005, up 47% on 2004. This desk advises, arranges and/or underwrites securitization transactions. In Europe, it mainly deals with assets owned by the public authorities (real estate, tax receivables...), and in the US, its business is focused on commercial property. In both cases, extensive know-how is applied to structure ABS transactions responding precisely to the needs of investors seeking certain types of asset classes. This activity achieves very attractive returns, and provides excellent service to the market. A good part of its success stems from the fact that it combines the expertise of Dexia in the Public Finance sphere and in structured products to conceive innovative asset classes whose commercial potential could develop very strongly in the years to come.

TFM is a very profitable business line on its own right within Dexia, with nearly half a billion euros of revenues in 2005, as analyzed hereafter. But it is also a strong support unit to the other business lines and to the Group itself for what concerns funding and balance-sheet management. The amount of indirect revenues stemming from the cooperation between TFM and the other business lines and booked in the latter, are estimated to exceed EUR 300 million in 2005. By nature, its revenues are more volatile than in the rest of the Group, and it incurs some exposure to interest rate and equity market risks. In 2005, the VaR limit allocated to TFM was EUR 73 million, and the average utilized was EUR 27 million, a very small percentage of Group equity resources. (See chapter "Risk Management" in the Annual Report - Accounts and Reports on page 40).

Results

The analysis hereafter is based on the underlying data (i.e. excluding non-operating items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered non-operating are defined on page 36.

This year again, Treasury and Financial Markets had a very good year, with **net income – Group share** reaching EUR 267 million, up 15.4% on the previous year. The main contributors to the business line's yearly net income remain the credit spread portfolio (CSP) – representing 65% thereof – and the money market activities (19%).
Total income for 2005 amounted to EUR 487 million, up 8.5% or EUR +38 million over the previous year, and was largely pulled by the revenue progression of CSP (EUR +21.4 million), money market (EUR +15.6 million), and of the securitization activities (EUR +11.5 million) where business has been particularly buoyant. The financial engineering and derivatives (FED) desk also performed well in 2005.The business line's income was however mitigated, this year again, by products involving arbitrage strategies, which embed cash and derivative instruments whose change in value may cause simultaneously either increased revenues and taxes at times, or reduced revenues and taxes at other times.
The overall effect was one of reduced revenues both in 2005 (EUR 35 million) and in 2004 (EUR 14 million) leading to a negative variance of EUR 21 million year on year.
Costs were up 8.5% to EUR 177 million for the full year 2005. This EUR 14 million increase results from several factors among which are structuring charge for the downsizing of cash-equity activities in France (EUR 5 million) and the developments of securitization activities in the US (EUR 5 million).

Gross operating income thus amounted to EUR 311 million for the full year (+8.5%). Thus, the underlying **cost-income ratio** remained stable, at 36.2% in 2005.
Cost of risk stood at a net write-back of EUR 1 million in 2005, compared to a net write-back of EUR 20 million in 2004, pursuant to issues that were resolved.
Finally, the net **tax charge** was EUR 42 million in 2005, i.e. EUR 31 million less than in 2004. This important diminution is partly explained by the accounting impact of the arbitrage products discussed above (EUR 21 million of the variance), and also by the fact that an adjustment was made in 2004 of the tax charge, with no equivalent in 2005 (EUR 13 million of the variance).
Return on economic equity (ROEE) of the business line remained stable in 2005, at the high level of 26.9%.

UNDERLYING STATEMENT OF INCOME (excluding non-operating items)

(in millions of EUR)

	2004 (1)	2005	Variation 2005/2004
Income	**449**	**487**	**+8.5%**
of which net commissions	*33*	*20*	*-38.8%*
Costs	**(163)**	**(177)**	**+8.5%**
Gross operating income	**287**	**311**	**+8.5%**
Cost of risk	20	1	n.s.
Impairments on (in)tangible assets	0	0	n.s.
Tax expense	(73)	(42)	-42.9%
Net income	**233**	**270**	**+15.7%**
Minority interests	2	3	+51.2%
Net income – Group share	**231**	**267**	**+15.4%**
Cost-income ratio	36.2%	36.2%	
ROEE (2)	25.9%	26.9%	
Allocated equity	893	990	

(1) Pro forma.
(2) Return on economic equity.



Milestone 10

*The **European Works Council** transnational social dialogue*

In 1996, anticipating the application of the European Directive, Dexia decided to create a European Works Council (EWC), the action of which was intended for the majority of the Group and its 13,500 members of staff at [illegible] time. Straight away, it placed a [illegible] deal of emphasis on the social plan. [illegible] after [illegible] creation, this lively body [illegible] the vitality of the social dialogue, [illegible] a Group which has made the con[illegible]ction of a shared culture and value[illegible] strategic priority. A body for [illegible]n in tune with the international [illegible] the company, the EWC, which consists of 33 [illegible] the employe[illegible] [illegible] and culture[illegible] such as the [illegible] [illegible]

Women, men, a group

Created ten years ago, Dexia enters in 2006 a new phase in its growth, the principal objective of which is to strengthen the integration of members of staff, to evolve an entity culture into a Group culture and to define a management suited to the issues at stake.

Members of staff at Dexia

- At the end of 2005, Dexia had 24,418 members of staff against 24,019 in 2004, an increase in global workforce of 1.7%.
- More than 50% of members of staff have joined the Group since less than ten years ago, which proves the strong development recorded since the creation of Dexia in 1996.
- In 2005, the overall division of workforce between men and women was well balanced, respectively 53.5% and 46.5%.
- Group members of staff are young: in total, 35% are less than 35 and 52% less than 40 years of age.
- The average age is 40.3 for men and 37.7 for women. The average overall age is 39.1.
- Recruitment is principally from the age group 25-35.
- The average length of service of members of staff of the Group is 11.5 years.
- 95% of members of staff of the Group are employed under an indefinite-term contract.
- Turnover is 6.69% of workforce on indefinite-term contract.
- 18.5% of members of staff of the Group work part time against 15% in 2003 and 17% in 2004. In 2005, the proportion of men rose 1% to 6.5% against 32% of the female workforce.
- The average number of days of training per employee is 2.89 per annum.

The year 2005 was marked by significant geographic expansion and the opening of new offices in Mexico, Canada, Bulgaria, Japan, Romania, the Czech Republic and Poland. In 2005, Dexia employed members of staff in 30 countries.

GENDER BREAKDOWN


53.5%
Men
Women

24,418 MEMBERS OF STAFF IN 30 COUNTRIES

Belgium (1)	15,275
Luxembourg	3,249
France	2,516
Slovakia	781
Netherlands	542
United States	506
Italy	281
Switzerland	232
Spain	220
United Kingdom	188
Ireland	173
Germany	115
Singapore	82
Hong Kong/China	58
Israel	33
Denmark	33
Australia	29
Poland (2)	17
Sweden	14
Japan (2)	8
Czech Republic (2)	6
Mexico (2)	6
Romania (2)	4
Bulgaria (2)	3
Canada (2)	3
Other countries	44
Total workforce as of December 31, 2005	**24,418**

(1) Including members of staff of the self-employed network of Dexia Bank Belgium.
(2) New office in 2005.

Preparing for the future

In 2005, the Dexia Group formalized commitments vis-à-vis its teams which it intends to observe and apply in matters of training, recruitment, internal mobility and performance management. These now appear in the *Human Resources Quality Charter* distributed to all members of staff and the 34 commitments must be effective by the end of 2006 in the main entities of the Group.

Furthermore, the post of Business Partner was created in 2005 in the different Group's human resources departments. The Business Partner is responsible for local application of the measures adopted at Group level (principles of social management, **Human Resources Quality Charter**, commitments *to non-discrimination…)* and is the point of contact both for management and employees, intervening on a daily basis in all matters of training and career management.

With a presence in 30 countries, through the diversity of its business lines, the Dexia Group offers real opportunities for career evolution facilitated by the *Passport for Dexia*. This charter relies on a package of rules and common principles applicable to members of staff whether on placement or expatriate, and thus contributes to the integration and development of a feeling of belonging to the Group.

Dexia Corporate University

In order to ensure the sustainability of the company in the long term, it is vital also to ensure the development of skills which will be necessary in the future and to have all managers adhere to the common management model.

Created at the end of 2004 and fully operational in 2005, the Dexia Corporate University (DCU) offers high-level training programs and opportunities for personal development to Dexia executives. The DCU's Marco Polo program, which places the emphasis on the international mobility of the Group, was chosen as best European training program by the magazine *Funds Europe*.

The Marco Polo program

Named after the great 13th century Venetian explorer, the Marco Polo program of the Dexia Corporate University places the emphasis *inter alia* on international mobility within the Group. It also aims to develop the skills of young members of staff who have already proved themselves and their promising professional future.

Marco Polo is based on an individual development course for each participant, offering training sessions within entities and at the Dexia Corporate University, fostering meetings with other entities of the Group. Training relates to project management, inter-cultural management and team work.

The program is followed over a full year with its key being a 6-month expatriation falling within a Group perimeter, all Dexia entities Dexia combined.

The 30 trainees have between 2 and 5 years service in the Group, are aged between 30 and 35 years, speak fluent English and have been chosen by their superiors for their particular skills and performances. They are also prepared to obtain experience in another entity of the Group for a period of at least six months.

One of them, Vincent Meister, Business Risk Management at Dexia Private Banking in Luxembourg, says, "Participating in Marco Polo is enriching both from a personal and from a professional point of view. It is also recognition by our superiors, who give us the occasion to acquire skills which will be useful to us in our future challenges. Afterwards? It is difficult to know now what will happen, all the more since we are a part of the first promotion. I would simply like to be able to take advantage advisedly of all the skills I have acquired."

Only just launched, the Marco Polo program was chosen best European training program of the year by the magazine *Funds Europe*. Finishing in the lead among European banks as prestigious as HSBC and BNP Paribas, Marco Polo beat competitors' programs by virtue of its system of individualized development targeted to the specific needs of each participant, and its promotion of international mobility at Group level; two aspects to which the members of the jury paid particular attention.

Frédéric Olivier, Program Director, Dexia Corporate University states: "The program was originally developed at Dexia BIL, and we we soon realized that the Group dimension should ensure the sustainability of the project by increasing the number of trainees and by multiplying the possibilities of placements around the world. Marco Polo is becoming one of the leading programs of the Sales & Business Development faculty, since it promotes the horizontal exchange of experiences and encourages international mobility."

AGE PYRAMID


> 59
55-59
50-54
45-49
40-44
35-39
30-34
25-29
20-24
< 20
20%
10%
0%
10%
20%
Women
Men

SENIORITY PYRAMID


> 40
36-40
31-35
26-30
21-25
16-20
11-15
6-10
0-5
40%
20%
0%
20%
40%
Women
Men

Creating a community

Within an international group, internal communication plays a vital role in the creation of a unique work community. Through good articulation between Group and local teams, internal communication, via various media (company journal, intranet and electronic newsletters), is the perfect way in which to promote the feeling of belonging and of sharing information at the same level for all teams, wherever they are, and at the same time to remain close to the personal concerns of members of staff.

A new form of the magazine *team+spirit*, published in three languages for all 24,000 members of staff, appeared in January 2006. The result of work carried out in 2005 by the multinational editorial team, it aims at making information even more accessible, at sharing with everyone the company's strategic issues and at giving a voice and a face to those who contribute on a daily basis to its success. Its new thematic approach and its journalistic style make it extremely popular among members of staff.

By virtue of the development of information on the intranet, members of staff can follow the evolution of the company in real time, particularly when the new organization is put in place. More news, new headings such as "*faces*", making Group members of staff known, and also video and audio reports illustrating the everyday life of the Group and its diversity, have meant that the number of intranet consultations has evolved significantly.

Finally, particular emphasis has been placed on direct exchanges at various internal seminars and events, the aim of which is to promote dialogue between teams and to enable everyone to relay information better to his or her work colleagues.

Place of women: the measures introduced in the Group as a whole

- Making the executive aware of the issues of diversity.
- Forbidding direct or indirect discrimination.
- Promoting the recruitment of female talents: not positive discrimination but recruitment agencies and HR teams must implement the means to present male and female candidates equally to operational heads.
- Creating a better balance between private and professional life: in order to enable greater flexibility in the management of timetables, Dexia undertakes to increase the opportunities of access from a distance to professional mails or computer files.
- Ensuring the maintenance of a link and facilitating return: to enable women to maintain a link during maternity leave so as to facilitate their return when it has ended.
- Enabling non-linear career development: "double ambition". The Group undertakes to develop a mechanism which enables women officially to take a break in their career during times when they want to dedicate themselves to bringing up their children.
- Succession management: promoting the detection of potential female executives by increasing the number of women presented by entities to the *assessment* procedure.
- Assessing performances: integrating female values into the executive assessment process.

Committing to diversity

Development also relies on good integration of human resources and on their diversity. For Dexia, the idea of diversity encompasses extremely broad fields such as language, culture, training, origin, age or handicap.
In 2005, Dexia made commitments in these fields and principally developed actions on the themes of sexual equality, ethnic diversity and handicapped workers (in France).
In 2004, Dexia launched the project 'The place of women in the Dexia Group'. The objective is to have mentalities evolve and to enable greater advantage to be taken of the pool of skills vital to the development of the Group in the long term. Following publication of the White Paper, a series of actions was decided upon in 2005 and progressively implemented in the Group.
In France, the policy of integrating handicapped people entered a new phase with the introduction of a specific action plan in March 2005. It relies on internal communication and awareness actions, on a better knowledge of the world of handicapped people, and partnerships with specialist associations. These initiatives must permit an increase, from 2006, of the number of handicapped people in the workforce.

Sharing growth

The development of the employee shareholder structure is also a major factor in integration. To date, Dexia is still the only company under Belgian law to offer an international shareholding plan including a range of three offers enabling its members of staff to invest, depending on their means, in the shares of their company. In 2005, 4.82% of Dexia shares were held by its members of staff, which represented a stock market value as of December 31, 2005 of more than a billion euros.

It is a matter of enabling all employees of the Group to become Dexia shareholders in order:
- to strengthen the feeling among members of staff of belonging to a socially unified group;
- to associate all members of staff with the strategy and the growth of Dexia;
- to enable members of staff to establish save-as-you-earn schemes invested in shares of their company under advantageous conditions.

Almost 7 members of staff in 10 now hold Dexia shares and members of staff now represent the fifth largest shareholder in Dexia with 4.82% of the capital against only 0.4% when the employee share plan was launched in 2000.
For Dexia, the year 2005 was remarkable in two regards: on the one hand, it was the first in which a plan was implemented when a previous plan (year 2000) came to maturity; on the other hand, the investment by members of staff was the second in importance for Dexia, proof of the constant confidence of members of staff in their company's shares and also their interest in its financial instruments.

EVOLUTION OF THE PERCENTAGE OF DEXIA CAPITAL HELD BY MEMBERS OF STAFF (in %)


2000
1.50
2001
2.30
2002
3.50
2003
4.14
2004
4.80
2005
4.82

Social dialogue

The European Works Council (EWC) brings together the Chairman of the Dexia Management Board, the Group head of Human Resources, heads of social relations in the main entities and 29 employee representatives corresponding to each of the entities employing more than 150 people.
The year 2005 was one with a new momentum of exchanges with the EWC, marked in particular by several initiatives:
- a strengthening of exchanges with an office meeting every six weeks and six plenary meetings during the year;
- better adaptation to the organization of the Group with the creation of specialist committees intended to prepare the work of elected members and to study technical questions;
- a strengthening of the EWC's means of information with the possibility for it to have the Group's consolidated financial statements analyzed by an accountancy expert chosen by it;
- a strengthening of the EWC's means of communication on the Group intranet and the possibility for all the entities of the Group to access the minutes of its considerations.

Social life was particularly active in 2005 with the signature of 39 collective agreements, in the main entities of the Group. These agreements related principally to employee share plans, union rights, compensation and status and working times.



Milestone 11

Dexia, patron of the arts



At Dexia, talent is recognized, not only in matters of financial management! Since 1960, in Belgium, Dexia Bank has never deserted the cultural scene. First of all through a policy of purchasing works to create one of the most representative collections of Belgian art from 1860, the date when Crédit Communal was founded, to the present day. But if Dexia the patron protects the heritage, the Group also aids burgeoning talent. Each year annual competitions, Dexia Classics for music and Dexia Art for the plastic arts, throw the spotlight on new generations of artists. And this is without mentioning the countless concerts, exhibitions and festivals the bank supports or has supported. This provides such a boost to young creators, such real support to the cultural actions of local authorities. In 2005, Dexia undertook an inventory of the Group's initiatives in favor of the arts and culture, with a view to establishing a patronage strategy on an international scale, always with the same conviction: to support artistic creation, investing in mankind and in the long term.



Corporate governance

The Corporate Governance **Charter** of Dexia SA

Dexia developed a corporate governance charter (hereafter the "Charter") on the occasion of the coming into force of the Belgian Corporate Governance Code (Lippens Code), which replaces the recommendations made on this issue by the Banking, Financial and Insurance Commission, the Belgian Business Federation and Euronext Brussels. This Charter gives a detailed overview of the principal governance aspects of the company. This document, which the Board of Directors wanted to be complete and transparent, contains 5 sections. The first section deals with the structure and organizational chart for the Dexia Group. It also provides a brief history of the Group since its creation in 1996. The second section describes the Dexia governance structure, and includes all the necessary information on the members, responsibilities and operations of the decision-making bodies: the shareholders' meeting, the Board of Directors and the Management Board. The internal rules of the Board of Directors and the Management Board are also provided in their entirety. This section of the Charter also describes the responsibilities of the management units established as of January 1, 2006 at Group level and the central functions of Dexia SA. The third section discusses the shareholders and Dexia share. It describes Dexia's relations with its shareholders and summarizes the features of Dexia capital and shares. The fourth section summarizes the control exercised over and within the Dexia Group. The "internal control" portion of this section contains information on the internal audit, ethics and compliance, and the report of the Chairman of the Board of Directors concerning the operations of the Board of Directors and the internal control procedures implemented by the company. The "external control" section deals with the Board of the Statutory Auditors and the protocol concerning prudential management of the Dexia Group signed with the Banking, Financial and Insurance Commission. The final section of the Charter describes Dexia's compensation policy for directors of the company and members of the Management Board.

Several elements of the Corporate Governance Charter are restated, as recommended by the Lippens Code, in the "Corporate Governance" chapter in the annual report of Dexia SA.

Pursuant to the Lippens Code, the Charter has been available since December 31, 2005 on the company's website *www.dexia.com.*

The **Board of Directors** of Dexia SA

Membership

The bylaws of Dexia SA stipulate that the Board is composed of between sixteen and twenty directors. As of December 31, 2005, the Board of Directors was composed of nineteen members.

The Board of Directors of Dexia SA reflects the European identity of the Group with five nationalities represented. There is also the same number of French and Belgian directors, consistent with the Franco-Belgian legal identity of Dexia SA, with each nationality representing at least one third of the Board.

On January 1, 2006 Pierre Richard took over from François Narmon (whose director mandate came to an end) the chairmanship of the Board of Directors. On the same date, Axel Miller was co-opted as director and succeeded Pierre Richard as Chief Executive Officer.

Eligibility criteria

The internal rules of the Board of Directors stipulate that directors are elected by the shareholders' meeting because of their expertise and the contribution they can make to the administration of the company.

In this context, the Appointments Committee created within the Board is responsible for establishing profiles of expertise that will be reviewed on a regular basis to take into account changes in the Dexia Group and its businesses.

Any member of the Board of Directors must have the time required to perform his obligations as a director.

Non-executive directors may not hold more than five directorships in publicly traded companies.

COMPOSITION OF THE BOARD OF DIRECTORS AS OF DECEMBER 31, 2005 (1)

NAME, AGE, NATIONALITY, SHAREHOLDING IN DEXIA	SPECIALIZED COMMITTEES	PRIMARY FUNCTION
François Narmon (director of Dexia SA until December 31, 2005) 71 years old, Belgian Holds 7,060 Dexia shares Director since 1996	● (2) ● (2) ○ (2)	Chairman of the Board of Directors, Dexia SA (until December 31, 2005)
Pierre Richard 64 years old, French Holds 40,210 Dexia shares Director since 1996	● (3) ● (4) ○	Group Chief Executive Officer and Chairman of the Management Board, Dexia SA (until December 31, 2005) Chairman of the Board of Directors, Dexia SA as from January 1, 2006
Gilles Benoist Independent director 59 years old, French Holds 300 Dexia shares Director since 1999	○ (5)	Chairman of the Management Board, CNP Assurances
Rik Branson 61 years old, Belgian Holds no Dexia shares Director since 2001	● ○	Chairman of the Management Board, Arcofin
Guy Burton 57 years old, Belgian Holds 2,000 Dexia shares Director since 2001	● (4)	Chief Executive Officer and Chairman of the Management Board, Ethias
Anne-Marie Idrac Independent director 54 years old, French Holds no Dexia shares Director since 2004		Chairwoman and Chief Executive Officer, RATP
Denis Kessler Independent director 53 years old, French Holds 15,285 Dexia shares Director since 1999	●	Chairman and Chief Executive Officer, SCOR Group
Serge Kubla 58 years old, Belgian Holds no Dexia shares Director since 2005		Burgomaster of Waterloo (Belgium)
André Levy-Lang Independent director 68 years old, French Holds 38,000 Dexia shares Director since 2000	○ ○ (6)	Associate Professor [émérite], Université Paris-Dauphine
Bernard Lux 56 years old, Belgian Holds no Dexia shares Director since 2005		Rector-Chairman of the Université de Mons-Hainaut
Dominique Marcel 50 years old, French Holds no Dexia shares Director since 2005		Financial Director of the Groupe Caisse des Dépôts Member of the Management Board of Caisse des dépôts et consignations
Francis Mayer 55 years old, French Holds no Dexia shares Director since 2003	● ○	Chief Executive Officer, Caisse des dépôts et consignations
Roberto Mazzotta Independent director 65 years old, Italian Holds no Dexia shares Director since 2001		Chairman of Banca Popolare di Milano
Jan Renders 56 years old, Belgian Holds no Dexia shares Director since 2003		Chairman of ACW
Gaston Schwertzer Independent director 73 years old, Luxembourg Holds 30,660 Dexia shares Director since 1999		Doctor of law, company director Chairman of Luxempart Chief Executive Officer, Audiolux
Anne-Claire Taittinger Independent director 56 years old, French Holds 1,000 Dexia shares Director since 2001	●(7)	Member of the Management Board, Groupe Taittinger Chief Executive Officer, Société du Louvre – Groupe du Louvre
Marc Tinant 51 years old, Belgian Holds 100 Dexia shares Director since 2001	⊚	Member of the Management Board, Arcofin
Sir Brian Unwin Independent director 70 years old, British Holds no Dexia shares Director since 2000	●	Chairman of Assettrust Housing Limited
Francis Vermeiren 69 years old, Belgian Holds 1,700 Dexia shares Director since 2004	● ○	Burgomaster of Zaventem (Belgium)
Observer: **Frank Beke** 59 years old, Belgian Holds 1,400 shares Observer since 2001		Burgomaster of Ghent (Belgium)

● Stategy Committee ● Compensation Committee ○ Appointments Committee ⊚ Audit Committee

(1) Article 2 of the Law of August 6, 1931 (Belgian Gazette of August 14, 1931) forbids ministers, former ministers and State ministers, as well as members or former members of Legislative Assemblies to mention their status as such in acts and publications of profit-making companies.
(2) Until December 31, 2005.
(3) Of which he is the Chairman as from January 1, 2006.
(4) As from January 1, 2006.
(5) Of which he is the Chairman.
(6) As from February 7, 2006.
(7) Of which she is the Chairwoman as from February 7, 2006.

Changes in the members of the Board of Directors of Dexia SA during the 2005 financial year

During the 2005 financial year, significant changes to members of the Board of Directors were as follows.

1) Thierry Breton resigned from the Board of Directors of Dexia SA on February 28, 2005. The Ordinary Shareholders' Meeting of Dexia SA on May 11, 2005 gave the Board the option to appoint a new director in order to replace Thierry Breton. Pursuant to this decision by the Ordinary Shareholders' Meeting, the Board appointed Dominique Marcel to the Board to replace Thierry Breton on July 7, 2005. It will be recommended to the next Ordinary Shareholders' Meeting of Dexia SA on May 10, 2006 that it permanently appoint Dominique Marcel for a new four-year term.

2) At the Ordinary Shareholders' Meeting of Dexia SA on May 11, 2005, Elio Di Rupo was permanently appointed for a new four-year term that would have ended at the end of the 2009 Dexia SA Ordinary Shareholders' Meeting. Mr. Di Rupo had already been appointed by the Board of Directors of Dexia SA on November 16, 2004.

Elio Di Rupo resigned from the Board of Directors of Dexia SA on October 6, 2005. At its meeting on November 17, 2005, the Board temporarily appointed Bernard Lux to replace Elio Di Rupo. The Dexia SA Ordinary Shareholders' Meeting on May 10, 2006 will be asked to permanently appoint Bernard Lux whose term will expire at the end of the 2009 Dexia SA Ordinary Shareholders' Meeting.

3) At the same Dexia SA Ordinary Shareholders' Meeting on May 11, 2005, Francis Vermeiren was permanently appointed for a new four-year term. Mr. Vermeiren had already been appointed by the Dexia SA Board effective November 29, 2004. His term will expire at the end of the 2009 Dexia SA Ordinary Shareholders' Meeting.

4) Eric André, who had served as a director of Dexia SA since 2002, died on July 28, 2005. At its meeting on November 17, 2005, the Board of Directors appointed Serge Kubla to temporarily replace Mr. André. The Dexia SA Ordinary Shareholders' Meeting on May 10, 2006 will be asked to permanently appoint Serge Kubla for a new four-year term.

5) François Narmon resigned from the Board of Directors of Dexia SA on December 31, 2005. The Board appointed Axel Miller to replace Mr. Narmon temporarily as of January 1, 2006. The Board will recommend that the next Ordinary Shareholders' Meeting of Dexia SA on May 10, 2006 appoints Axel Miller for a new four-year term.

New directors

As indicated above, four new directors were named in 2005: Dominique Marcel, Serge Kubla, Bernard Lux and Axel Miller. As recommended by the Lippens Code, these new directors are introduced below.

- Dominique Marcel holds a degree in political science and is a former student of the ENA. He is Chief Financial Officer for the Group Caisse des Dépôts. He is a.o. also a member of the Management Board of Caisse des dépôts et consignations, a member of the Supervisory Board of Accor and the Chairman of the Supervisory Board of Compagnie des Alpes.
- Serge Kubla is active in Belgian politics. He has served as Burgomaster of Waterloo since 1982, and is also a director of IP Trade and the ASBL «Les Amis du Musée Wellington».
- Bernard Lux holds a doctorate in applied economics and has authored a number of scientific studies and articles. He is the Rector-Chairman of the Université de Mons-Hainaut. He is a.o. also a professor at the Warocqué faculty in Economic Sciences and a federal member of the Conseil supérieur de l'emploi.

◦ Axel Miller holds a law degree. After working for 14 years as an attorney specializing in financial law, mergers and acquisitions and international commercial law, he joined the Dexia Group in 2001 as General Counsel. Appointed as a member of the Management Board of Dexia Bank Belgium in January 2002, he became Chairman of the Management Board of Dexia Bank Belgium and was appointed to head the Personal Financial Services business line in January 2003. Since January 1, 2006, Axel Miller has served as the Chief Executive Officer of Dexia SA, a member of the Management Board of Dexia Crédit Local, Dexia Bank Belgium and Dexia BIL.

Independent directors
The Lippens Code contains a list of criteria on the basis of which directors may be classified as independent. With a few exceptions, the criteria adopted by 2004 by the Board of Directors of Dexia SA (based on Article 524 of the Belgian of Company Code and on the governance principles recommended by the Bouton report, which is the reference in France) were identical or stricter than those recommended by the Lippens Code.
At its meeting of February 7, 2006, the Board of Directors decided, on the recommendation of the Appointments Committee, to modify Dexia SA's criteria for independence by including the most demanding rules from the Lippens Code.
Based on these criteria, there are eight independent directors on the Dexia SA Board as of December 31, 2005.

The independence criteria applicable to the members of Dexia's Board of Directors and the list of independent directors are given in detail in the Annual Report - Accounts and Reports on page 23.

Non-executive directors
A non-executive director is a member of the Board of Directors who does not exercise management functions in a company of the Dexia Group. The internal rules of the Dexia SA Board of Directors stipulate that at least half of the Board must be non-executive directors. It should be noted that, with the exception of the Chief Executive Officer (Pierre Richard until December 31, 2005 and Axel Miller as from January 1, 2006), all members of the Dexia SA Board of Directors are non-executive members.

Separation of the functions of Chairman of the Board of Directors and Chief Executive Officer
The bylaws of Dexia SA, as well as the internal rules of the Board of Dexia SA, specifically define the rule for separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO). They must necessarily be entrusted to different individuals of different nationalities, even when the Chairman of the Board of Directors is unable to preside and is replaced by another member of the Board.

Term of office
The term of office for Board members elected on or after May 7, 2002 is a maximum of four years.

Activities of the Board of Directors

The Board of Directors met eleven times in 2005. The directors' attendance rate at Board meetings was 82%.

In addition to the items belonging to the ordinary competence of the Board of Directors (follow-up of the results, approval of the budget, nomination and compensation of the members of the Management Board), the Board concentrated in particular on the following matters:

- the analysis of the Dexia Group's strategic orientations;
- the discussion and approval of the audit program for 2005;
- the study and approval of the proposed partnership with Royal Bank of Canada;
- the creation of Dexia Corporate University;
- the discussion and decision on the payment by the company of the social security contributions owed by the directors;
- the discussion of Dexia's activity in SRI;
- the approval of Dexia's participation in the Casa de economii şi consemnaţiuni (CEC) in Romania privatization;
- the discussion and approval of the offer to purchase a stake in Banca Comerciala Romana (BCR) in Romania;
- the report from the Chairman of the Board of Directors of Dexia SA on the operations of the Board and internal control within the Group;
- the discussion and reading of the internal control report and the report on risk measurement and management in 2004;
- the monitoring of the Dexia Bank Nederland issue;
- the employee share plan and the stock option plan for 2005;
- the discussion and approval of the charter of legal and tax functions;
- the strategy concerning the share buyback program;
- the establishment of an action plan to develop the place of women in the Group;
- the discussion on the succession plan for the Group;
- the policy of Public Private Partnership;
- the Data Consolidation Center;
- the Fortis proposal of bringing together Dexia and Fortis;
- the sale of Eural;
- the new organization for the Group;
- the adoption of the corporate governance charter, the modification of the internal rules of the Board of Directors and the modification of the internal rules of the Management Board;
- the development of the internal rules of the Audit Committee;
- the new Dexia institutional campaign.

The bylaws and internal rules of the Board of Directors are given in detail in the Annual Report - Accounts and Reports, pages 24 to 26.

DIRECTORS' FEES PAID TO THE DIRECTORS OF DEXIA SA FOR THE PERFORMANCE OF THEIR DUTIES IN 2005 (GROSS AMOUNTS)

(in EUR)	Board of Directors (fixed comp.)	Board of Directors (variable comp.)	Strategy Committee	Audit Committee	Compensation Committee	Appointments Committee	Total	Other Dexia Group entities
Narmon, François	0	0	0	0	0	0	0	123,846.76 (5)
Richard, Pierre	0	0	0	0	0	0	0	(5)
André, Eric	10,000	10,000	0	6,000	0	0	26,000	11,250 (4)
Benoist, Gilles	20,000	20,000	0	8,000	0	0	48,000	
Branson, Rik	20,000	22,000	10,000	0	0	10,000	62,000	22,500 (4)
Breton, Thierry	5,000	2,000	0	0	0	0	7,000	
Burton, Guy	20,000	14,000	0	0	0	0	34,000	
Di Rupo, Elio	15,000	12,000	0	0	0	0	27,000 (1)	16,875 (1) (4)
Idrac, Anne-Marie	20,000	12,000	0	0	0	0	32,000	
Kessler, Denis	20,000	16,000	4,000	0	0	0	40,000	
Kubla, Serge	0	0	0	0	0	0	0	
Levy-Lang, André	20,000	16,000	2,000	0	0	10,000	48,000	
Lux, Bernard	0	0	0	0	0	0	0	
Marcel, Dominique	0	0	0	0	0	0	0 (2)	
Mayer, Francis	5,000	6,000	0	0	0	4,000	15,000 (3)	
Mazzotta, Roberto	20,000	18,000	0	0	0	0	38,000	
Renders, Jan	20,000	18,000	0	0	0	0	38,000	
Schwertzer, Gaston	20,000	16,000	0	0	0	0	36,000	61,973.38 (5)
Taittinger, Anne-Claire	20,000	18,000	0	0	6,000	0	44,000	
Tinant, Marc	20,000	20,000	0	8,000	0	0	48,000	
Unwin, Brian	20,000	20,000	0	0	6,000	0	46,000	
Vermeiren, Francis	20,000	22,000	10,000	0	0	10,000	62,000	
Beke, Frank (observer)	20,000	18,000	0	0	0	0	38,000	22,500 (4)

(1) The percentages and directors' fees for the terms of office as a director of Dexia SA and Dexia Bank corresponding to Elio Di Rupo were paid directly to the "Frans Aubry" Public Purpose Foundation after withholding of the professional deduction at source.

(2) Dominique Marcel does not wish to receive percentages or fees as a director.

(3) The percentages and fees for the term of office as a director of Dexia SA corresponding to Francis Mayer for the first quarter of 2005 (which total EUR 15,000), were paid directly into the Caisse des dépôts et consignations after withholding of the professional deduction at source. As from the second quarter of 2005, Francis Mayer does not wish to receive any further percentages or fees as a director.

(4) Percentages and fees obtained for a term of office as a director of Dexia Bank Belgium.

(5) Percentages and fees obtained for a term of office as a director of Dexia Banque Internationale à Luxembourg. Dexia BIL will pay, as it does each year, the compensation to directors for the 2005 fiscal year only after the 2006 Ordinary Shareholders' Meeting (which will take place on March 28, 2006). As a guide, it is indicated that, for the 2004 fiscal year, the percentages and fees obtained for a term of office as a director of Dexia Banque Internationale à Luxembourg were set at EUR 61,973.38 per director, with a double percentage for the Chairman of the Board of Directors. An amount of EUR 61,973.38 allotted to Pierre Richard was paid directly to Dexia SA.

On April 26, 2005, the Board of Directors fixed the gross annual compensation of Pierre Richard when he succeeds François Narmon in 2006 as Chairman of the Board of Directors at EUR 400,000. That amount will be included in the overall package of directors' compensations.

Compensation paid by Dexia SA to its directors in 2005

In 2002, Dexia SA's Ordinary Shareholders' Meeting approved a resolution to grant a maximum annual directors' compensation of EUR 700,000. This meeting also authorized the Board to determine the practical procedures and individual allocation of this compensation.
At its meeting on May 23, 2002, the Board of Directors decided to grant each director a fixed compensation of EUR 20,000 (EUR 5,000 per quarter – fixed compensation), and directors' fees (variable compensation) of EUR 2,000 per Board meeting or specialized committee meeting. Directors who have been in office for less than one full year shall earn a proportion of this fixed fee based on the number of quarters during which they have effectively been in office.
The Board of Directors, at its May 26, 2005 meeting, decided that Dexia SA would pay for the non-refundable social contributions paid. A detailed description is given in the Annual Report - Accounts and Reports on page 29.
The Chairman of the Board of Directors, François Narmon, did not receive any compensation for his position as director in 2005. However, at its meeting on March 13, 2000, the Compensation Committee proposed a fixed annual fee to the Chairman, for the full period of his term, as well as options granted annually. This proposition, which was approved by the Board of Directors on March 14, 2000, was taken in view of the pre-eminent role played by François Narmon in promoting and representing the Group. To that effect, François Narmon will receive an amount of EUR 707,000 for the period running from January 1, 2005 to May 10, 2006. Moreover, in 2005 Dexia Bank paid a premium of EUR 75,323 on a death insurance contract concluded by Dexia Bank in favor of the beneficiaries of François Narmon.
The Chief Executive Officer does not receive any fee for his position as director. However, he was remunerated for his responsibilities as Chief Executive Officer and Chairman of the Management Board (see hereafter).

Specialized committees created by the Board of Directors

In order to review in detail the matters submitted to the Board of Directors, it has established four specialized Board committees (the Compensation Committee, the Audit Committee, the Strategy Committee and the Appointments Committee) which are charged with preparing its decisions, those decisions remaining under the sole responsibility of the Board. Unless they have been specially delegated by the Board, the specialized committees have indeed no decision-making powers.
These committees are composed of three to six Board members appointed by the Board of Directors for a period of two years, which may be renewed.
After each meeting, a report on the committee's work is submitted to the Board of Directors.

Full responsibilities and composition of the four specialized committees are given in detail in the Annual Report - Accounts and Reports, pages 30 to 32.

Strategy Committee

Membership

The Strategy Committee has six members, including the Chairman of the Board, who chairs the committee, the Chief Executive Officer and four other directors representing the diversity of Dexia shareholders.

Responsibilities

The Strategy Committee meets annually to assess the strategic position of the Dexia Group in view of changes in the Group's environment, its markets and its medium-term growth strategies and to prepare for the annual meeting of the Board of Directors that will consider this issue.
The Strategy Committee may also meet as needed, on the initiative of the Chief Executive Officer, to study, before a review by the Board of Directors, major projects that require a particular level of confidentiality because of their repercussions on the financial markets.
Any of its members may also request a meeting of the Strategy Committee.

Activity

In 2005, the Strategy Committee met five times (January 10, June 21, October 10, October 14, and November 16) to consider in particular the Romanian files CEC and BCR.
The attendance rate of directors at meetings of this committee was 92.6%.

Audit Committee

Membership

The Audit Committee is composed of three to five directors, all non-executive. To the extent possible, the majority of the Audit Committee members are independent directors, which has been the case since February 7, 2006, since André Levy-Lang, an independent director, was appointed as a member of the Audit Committee as of that date. The most relevant criterion for selection of committee members remains expertise and independent judgment.
The Chairman of the Board of Directors may attend meetings of the Audit Committee. The Chief Executive Officer may attend, but may not be a member of the Audit Committee.

Responsibilities

The role of the Audit Committee is, on the one hand, to review the projects of the annual, quarterly, corporate and consolidated financial statements of the Group in order to verify, from those transmitted documents, in particular the conditions under which they were established and to ensure the relevance and continuity of the accounting principles and applied methods, and, on the other hand, to monitor the performance of the internal control system put in place by the Management Board and more particularly the system to manage the risks to which the Group is exposed as a result of its activities. The Audit Committee has free access to the Statutory Auditors, as well as to the General Auditor and the Chief Compliance Officer. It informs the Chief Executive Officer of any such contacts.

Activity

In 2005, the Audit Committee met on February 10 and 24, May 23 and September 5, to review in particular the following issues:

- a review of the financial statements and the results of the Group as of December 31, 2004, March 31, 2005 and June 30, 2005;
- the half-year reports on the internal audit activities in the entities of the Group;
- the half-year reports from the Group Risk Management on risk assessment and monitoring;
- the implementation and impact of the IFRS;
- the Compliance situation within the Dexia Group and the progress of actions in this area;
- the independence and compensation of Group auditors;
- the finalization of the internal rules of the Audit Committee;
- the follow-up of the share-leasing file.

The annual report on the status of internal control and the 2006-2009 multi-year audit plan and the 2006 annual plans were presented at the meeting of the Audit Committee on January 13, 2006.
The attendance rate of directors at meetings of this committee was 100% in 2005.

Compensation Committee

Membership

The Compensation Committee is composed of four non-executive directors who have no relationship that might directly or indirectly influence their judgment. In this respect, careful attention is given to the relations that exist on the Boards of Directors between the officers of Dexia and the companies to which members of this committee may belong.
If he is not a member, the Chairman of the Board of Directors attends the meetings of this committee. The Chief Executive Officer may also attend meetings, but he may not be a member of the Compensation Committee (since he is not a non-executive director).

Responsibilities

The responsibilities of the Compensation Committee include recommendations concerning:

- the compensation for the Chairman of the Board, and the Chief Executive Officer and, based on the Chief Executive Officer's recommendation, the compensation for the members of the Management Board;
- the granting of stock options pursuant to the general principles defined by the Board of Directors.

It is also consulted on the compensation and incentives for the members of the Management Boards of Dexia Bank Belgium, Dexia Crédit

Local and Dexia BIL, as well as on the employee shareholding policy.
It also makes recommendations on the fees paid to directors and the allocation of those fees to directors.

Activity
The Compensation Committee met three times in 2005: on February 2, April 19 and November 14. It discussed the following subjects:
- a comparative analysis of the systems in effect in European groups in terms of calculating bonuses and variable portions;
- the annual survey of compensation levels for Management Board members (European benchmark, not including the UK);
- setting the general terms and conditions for the global shareholding plan reserved for employees and the 2005 stock option plan.

The attendance rate of directors at meetings of this committee was 100% in 2005.

Appointments Committee
Membership
The Appointments Committee is composed of six directors including the Chairman of the Board of Directors, the Chief Executive Officer and four other non-executive directors. There is one independent director, who chairs the Committee.
The most important criterion for selecting committee members remains competence and independent judgment.
The committee meets at least once a year, before the Board of Directors' meeting that prepares the resolutions to be submitted to the shareholders' meeting, and during the year on a motivated request from one of its members.

Responsibilities
The Appointments Committee prepares, among other, the decisions of the Board of Directors relating to the appointment or renewal of directors' terms or the appointment of the members of the Management Board proposed by the Board to the shareholders' meeting.

Activity
The Appointments Committee met five times in 2005: on February 18, March 24, June 21, October 24 and November 16. Topics discussed included the following:
- the succession plan for the Group;
- the membership of the Board of Directors;
- the membership of the specialized committees;
- the membership of the Management Board.

The attendance rate of directors at meetings of this committee was 100% in 2005.

The **Management Board** of Dexia SA

Membership

The Management Board is composed of a maximum of eight members. It is chaired by the Chief Executive Officer, to whom the Board of Directors has entrusted the daily management of Dexia. The members of the Management Board, other than the Chief Executive Officer, are appointed and dismissed by the Board of Directors on the recommendation of the Chief Executive Officer and on the advice of the Management Board. Members are appointed for a term of four years, which may be renewed.

Responsibilities

The Management Board is charged with the management of the company and of the Dexia Group, for which it manages and coordinates the different business lines, in the context of the strategic objectives and the general policy defined by the Board of Directors. The Management Board is chaired by the Chief Executive Officer, who is charged by the Board of Directors with the daily management of the company. In addition, he ensures the execution of the decisions taken by the Board of Directors.

Information on the operation of the Management Board and, in particular, its internal rules, responsibilities, decision-making process and meeting schedules is presented in the Annual Report - Accounts and Reports on page 34.

Management Board as of January 1, 2006

Chairman

Axel MILLER
- Chief Executive Officer
- Member of the Management Board of Dexia Bank Belgium
- Member of the Management Board of Dexia Banque Internationale à Luxembourg
- Member of the Management Board of Dexia Crédit Local
- Director of Financial Security Assurance Holdings Ltd (FSA) (since February 16, 2006)

Vice Chairman

Jacques GUERBER
- Member of the Management Board of Dexia Bank Belgium
- Member of the Management Board of Dexia Banque Internationale à Luxembourg
- Member of the Management Board of Dexia Crédit Local (Chairman until January 11, 2006)
- Director of Financial Security Assurance Holdings Ltd (FSA)

Members

Rembert von LOWIS
- Member of the Management Board of Dexia Bank Belgium
- Member of the Management Board of Dexia Crédit Local (since January 10, 2006)
- Director of Financial Security Assurance Holdings Ltd (FSA)
- Member of the Supervisory Board of Dexia Crédit Local (until January 10, 2006)
- Director of Dexia Banque Internationale à Luxembourg (until March 7, 2006)

Dirk BRUNEEL
- Member of the Management Board of Dexia Banque Internationale à Luxembourg
- Member of the Management Board of Dexia Crédit Local
- Chairman of the Management Board of Dexia Bank Nederland
- Director of Financial Security Assurance Holdings Ltd (FSA)

Xavier de WALQUE
- Member of the Management Board of Dexia Bank Belgium
- Member of the Management Board of Dexia Banque Internationale à Luxembourg

Compensation

The compensation of the members of the Management Board is set by the Board of Directors of Dexia SA upon recommendation of the Compensation Committee. The compensation of the members of the Management Board has been the subject of a study conducted by the Compensation Committee with the assistance of a specialized external consultant.

The compensation of the members of the Management Board is composed of a fixed portion and a variable portion. The amount of the fixed compensation is set on the basis of the type and importance of the responsibilities performed by each member, with reference to the market for comparable positions.The variable portion is based on a performance criterion of the Group, i.e. the 2004/2005 evolution of Dexia's net underlying results. The amount of the variable portion will be determined according to the capacity to respect the budget fixed in the beginning of 2005 regarding the estimated net underlying results as of December 31, 2005. In addition, an exceptional bonus of 0% to 20% (discretionary element) may be added to the amount granted under the variable portion. These exceptional bonusses are set by the Compensation Committee, upon recommendation of the Chief Executive Officer for the members of the Management Board.

In addition to the fixed and variable compensation, the members of the Management Board benefit from other advantages, including an extralegal pension scheme (based on the applicable national regulations), a death and health insurance, a company car and lump sum payments for representation costs. Members of the Management Board may also participate in Dexia's stock option plan and share plan.

Any compensation received by a member of the Management Board in his capacity as director of a company of the Dexia Group is deducted from his fixed or variable compensation.

The fixed part of the annual compensation paid in 2005 to the members of the Management Board in office in 2005 was EUR 3,935,000,of which EUR 825,000 to the Chief Executive Officer. The variable portion of the annual compensation paid in 2005 to the members of the Management Board in office in 2005 was EUR 3,723,810, of which EUR 950,000 to the Chief Executive Officer.

The aggregate charge for Dexia regarding the extralegal pension scheme of the members of the Management Board in office in 2005 amounted to EUR 4,804,600. The other advantages granted to the members of the Management Board in office in 2005 amounted to an aggregate cost for Dexia of approximately EUR 242,100.

As part of the 2005 stock option plan, all members of the Management Board received a total of 630,000 Dexia stock options, of which 150,000 were granted to the Chief Executive Officer in office in 2005. In total, this represents approximately 6.3% of all options granted in 2005.

The individual compensation paid in 2005 to the members of the Management Board in office in 2005 is given in detail in the Annual Report - Accounts and Reports on pages 34 to 36.

Group **control**

Internal audit

Dexia has a homogenous internal audit function that meets the highest standards. The mission of this function is to promote internal control within the Group and to ensure continuous performance and effective application of the control system in force. This requirement is consistent with the Group's desire to ensure that the protection of its reputation and the efficiency and integrity of its structures are priority values.
In this context, the internal audit team evaluates whether the risks incurred by Dexia in its activities and in all its entities are identified, analyzed and adequately covered. The internal audit team must also ensure continuous improvement in the operations of the Group.

Organization

The internal audit organization is based on three fundamental principles:

- the strategy, requirement level and operating rules for the internal audit are set by the Management Board in a framework approved by the Audit Committee of Dexia SA;
- internal audit's responsibilities are performed by a network of audit departments that conduct their mission under the direction of the Group Auditor, who reports directly to the Chief Executive Officer, Chairman of the Management Board. The Group Auditor has direct access to the Audit Committee to which he/she regularly reports on the internal audit operations within the Group. At the same time, both the Audit Committee and the Chairman of the Board may call on the Group Auditor to perform an audit;
- each audit department in the subsidiaries is responsible for the performance of its mission towards the Chairman of the Management Board of the entity in question and also reports functionally to the Group Auditor.

2005 Missions

In the financial year 2005 several significant "horizontal audits", involving auditors from both Dexia SA and operating entities were completed.
Notably "horizontal audits" were conducted: on the long-term funding, on the country risk monitoring, on the organization of the credit spread portfolio activity line and within the framework of Basel II, on the internal rating systems and operational risks. In addition, a follow up audit on the progress of the IFRS project was conducted.
Dexia SA's audit department also initiated audits on areas of interest to the Group, including the organization of market modelling and the functioning of the Group Compliance, and conducted "joint" audits with the audit departments of certain subsidiaries, including FSA in the United States.
Furthermore each of the Group's four commercial business lines was subject to specific audits involving, in particular, credit, market and operational risks. The information systems were analyzed intensely because of the changes resulting from the regulatory environment (IFRS and Basel II) and the impact of the organizational changes in the Group (reorganization of the systems at Dexia Bank following the merger with Artesia Banking Corporation).

The audits completed in 2005 gave rise to the establishment of various action plans to correct weaknesses detected in the internal control system. Each action plan was approved by the Management Board of the entity concerned and is monitored on a regular basis in order to ensure that the recommendations made are effectively implemented.

Methods

The global approach to risk, the common audit methodology, which was completed in 2005 by manuals on audit and risk assessment techniques, and the reporting and follow-up procedures established at the level of the parent company, contribute to Dexia's effective internal control system.
2005 was the first full year in which Dexia used the new procedure to monitor the implementation of recommendations using approach that is differentiated on the basis of priorities and is more qualitative than it has been in the past.
In addition, the audit tool designed to promote the harmonization and improvement of the quality of the work was used by the operating entities within pilot missions.
Finally, in an effort to develop a cohesive audit unit, all auditors and inspectors from the Group attended a seminar that offered reports and workshops.

Ethics and compliance

Since its creation at the beginning of 2003, the ethics and compliance function has been consolidated to form a true Compliance unit composed of all Compliance Officers within each entity, subsidiary or branch that performs an activity within the Dexia Group. The unit is directed by a coordination committee composed of the Compliance Officers for the three operating entities under the chairmanship of the Chief Compliance Officer (CCO) of Dexia.
The role of the committee is, first, to coordinate the regulatory watch mechanism, and to establish, disseminate and ensure compliance with Group policies and, second, to control, through information, awareness, training and audits, compliance risks, which are the risks resulting from failure to comply with the laws, regulations or standards of the profession.

Principles

Dexia's integrity policy is based on the following principles:
- the application of the same principles of ethics and conduct within all of Dexia's entities;
- compliance with both domestic and international laws and regulations;
- the promotion of a climate of transparency and confidence with customers, employees and shareholders;
- the definition of a policy to prevent fraud or any other misuse of assets, systems, information or procedures;
- continued integrity, particularly in conducting transactions or providing information to the financial markets.

In order to combat money laundering and the financing of terrorism, Dexia follows the highest international standards and is transposing those standards into its internal policies. More particularly, Dexia adheres to the recommendations published by the FATF (Financial Action Task Force on money laundering) and the Wolfsberg principles for private and correspondent banking, and fund administration. These principles are being reinforced by the implementation within the Group of common prevention, tracking and surveillance tools.
Thus, in 2005, the Group continued to develop internal standards and to deploy the shared transaction analysis software to fight money laundering and the financing of terrorism.
Regarding insider trading, conflicts of interest and other regulated issues, Dexia complies with, and is progressively transposing the directives, laws and circulars as they are published and take effect.
Detailed rules govern personal transactions by employees and executives, which are carefully monitored, in order to prevent insider trading.

Organization

The Compliance unit is organized on the basis of the Compliance Charter, which defines the missions of the compliance unit as well as its powers and objectives. The code of ethics translates the general obligations of all Group employees into practical instructions. Special codes define the rules that apply more specifically to certain businesses, such as the financial markets, private banking, and asset management.
The Compliance Officers meet regularly with regulators and supervisory authorities in the various countries in which Dexia Group operates in order to identify and apply best ethical practices.
In 2005, the Compliance unit completed the first phase in the deployment to the entire unit of a single communication and data exchange software application that offers functionalities to identify laws, regulations, internal policies and procedures, to distribute and monitor instructions, to provide consolidated reporting and ensure periodic questioning.



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Milestone 12

*A European banking group with **world ambitions***

Dexia in the world

Achatpublic.com
107, avenue Parmentier
F-75011 Paris
Phone: (33) 1 48 07 53 20
Fax: (33) 1 48 07 53 21
www.achatpublic.com

Adinfo
Boulevard Pachéco 44
B-1000 Brussels
Phone: (32) 2 222 81 74
Fax: (32) 2 222 24 37

AMCC
1180 NW Maple Street Suite 202
Issaquah, WA 98027
USA
Phone: (1) 425 313 46 00
Fax: (1) 425 313 10 05
www.artesiamortgage.com

Astris Finance, LLC
1001 Connecticut Avenue NW
Suite 905
Washington, DC 20006
USA
Phone: (1) 202 223 97 01
Fax: (1) 202 223 43 50
www.astrisfinance.com

Ausbil Dexia
Veritas House - Level 23
207 Kent Street
Sydney NSW 2000
Australia
Phone: (61) 2 925 90 200
Fax: (61) 2 925 90 222
www.ausbil.com.au

Banque Artesia Nederland
Herengracht 539-543
NL-1017 BW Amsterdam
PO Box 274
NL-1000 AG Amsterdam
Phone: (31) 20 520 49 11
Fax: (31) 20 624 75 02
www.artesia.nl

Belstar Assurances
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 556 01 75
Fax: (32) 2 524 01 88
www.belstar.be

CEVI
Bisdomplein 3
B-9000 Gent
Phone: (32) 9 264 07 01
Fax: (32) 9 233 05 24
www.cevi.be

CIGER
Rue de Néverlée 12
B-5020 Namur
Phone: (32) 81 55 45 11
Fax: (32) 81 55 45 06
www.ciger.be

Corona
Avenue de la Métrologie 2
B-1130 Brussels
Phone: (32) 2 244 22 11
Fax: (32) 2 216 15 15
www.corona.be

Créatis
34, rue Nicolas Leblanc
F-59000 Lille
Phone: (33) 3 20 40 59 53
Fax: (33) 3 20 30 16 15
www.creatis-banque.net

Dexia Asset Management Alternative Dublin
George's Quay House
43 Townsend Street
IRL-Dublin 2
Phone: (353) 1 613 11 20

Dexia Asset Management Belgium
Rue Royale 180
B-1000 Brussels
Phone: (32) 2 222 52 42
Fax: (32) 2 222 07 07
www.dexia-am.com

Dexia Asset Management France
Washington Plaza
40, rue Washington
F-75408 Paris Cedex 08
Phone: (33) 1 53 93 40 00
Fax: (33) 1 45 63 31 04
www.dexia-am.com

Dexia Asset Management Luxembourg
283, route d'Arlon
L-1150 Luxembourg
Phone: (352) 254 34 31
Fax: (352) 254 34 34 940
www.dexia-am.com

Dexia Asset Management Luxembourg
Succursale de Genève
2, rue de Jargonnant
CH-1207 Genève
Phone: (41) 22 707 90 00
Fax: (41) 22 707 90 99
www.dexia-am.com

Dexia Asset Management Luxembourg
Sucursal en España
Calle Ortega y Gasset, 26
E-28006 Madrid
Phone: (34) 91 360 94 75
Fax: (34) 91 360 98 99
www.dexia-am.com

Dexia Asset Management Luxembourg
Succursale italiana
Corso Italia 1
I-20122 Milano
Phone: (39) 02 31 82 83 61
Fax: (39) 02 31 82 83 84
www.dexia-am.com

Dexia Asset Management Luxembourg
Svenska filial
Engelbrektsplan 2
PO Box 7573
S-103 93 Stockholm
Phone: (46) 8 407 57 80
Fax: (46) 8 407 57 01
www.dexia-am.com

Dexia Asset Management Luxembourg
Bijkantoor Nederland
Lichtenauerlaan 102-120
NL-3062 ME Rotterdam
Phone: (31) 10 204 56 53
Fax: (31) 10 204 58 79
www.dexia-am.com

Dexia Assureco
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 77 49
Fax: (33) 1 43 92 78 99

Dexia Auto Lease
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 285 37 77
Fax: (32) 2 282 66 01
www.dexia-auto-lease.be

Dexia Bail
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 73 89
Fax: (33) 1 45 75 34 59

Dexia Bank Belgium
Boulevard Pachéco 44
B-1000 Brussels
Phone: (32) 2 222 11 11
Fax: (32) 2 222 40 32
www.dexia.be
www.axionweb.be

Dexia Bank Belgium
Dublin Branch
6 George's Dock
IRL-IFSC Dublin 1
Phone: (353) 16 45 50 31
Fax: (353) 18 29 15 77

Dexia Bank Denmark
Grønningen 17
DK-1270 København
Phone: (45) 33 46 11 00
Fax: (45) 33 32 42 01
www.dexia-bank.dk

Dexia Bank Nederland
Piet Heinkade 55
Postbus 808
NL-1000 AV Amsterdam
Phone: (31) 20 348 50 00
Fax: (31) 20 348 55 55
www.dexiabank.nl

Dexia banka Slovensko
Hodzova 11
01011, Zilina
Slovakia
Phone: (421) 41 51 11 135
Fax: (421) 89 51 11 530
www.dexia.sk

Dexia Banque Internationale à Luxembourg
69, route d'Esch
L-2953 Luxembourg
Phone: (352) 4590 1
Fax: (352) 4590 2010
www.dexia-bil.lu

Dexia Banque Privée France
37, rue d'Anjou
F-75383 Paris
Phone: (33) 1 40 06 60 00
Fax.: (33) 1 42 65 00 98
www.dexiaplus.fr

Dexia BIL
Fuengirola Representative Office
Puebla Lucia, Local 6
Avda. Alcalde Clemente Diaz
E-29640 Fuengirola
Phone: (34) 95 258 02 44
Fax: (34) 95 258 06 87
www.dexia-bil.lu

Dexia BIL
London Branch
Shackleton House
Hay's Galleria
4 Battle Bridge Lane
UK-London SE1 2GZ
Phone: (44) 207 556 30 00
Fax: (44) 207 556 30 55
www.dexia-bil.lu

Dexia BIL
Singapore Branch
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Phone: (65) 222 76 22
Fax: (65) 536 02 01
www.dexia-bil.lu

Dexia BIL Asia Singapore
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Phone: (65) 222 76 22
Fax: (65) 536 02 01
www.dexia-bil.lu

Dexia CLF Banque
62, rue de la Chaussée d'Antin
F-75009 Paris
Phone: (33) 1 44 37 45 02
Fax: (33) 1 44 37 45 07
www.dexia-creditlocal.fr

Dexia CLF Régions Bail
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 73 89
Fax: (33) 1 45 75 34 59

Dexia Crediop
Via Venti Settembre, 30
I-00187 Roma
Phone: (39) 06 47 71 29 05
Fax: (39) 06 47 71 59 52
www.dexia-crediop.it

Dexia Crédit Local
7 à 11, quai André Citroën
BP 1002
F-75901 Paris cedex 15
Phone: (33) 1 43 92 77 77
Fax: (33) 1 43 92 70 00
www.dexia-creditlocal.fr

Dexia Crédit Local
Dublin Branch
6 Georges Dock
IRL-IFSC Dublin 1
Phone: (353) 1 670 27 00
Fax: (353) 1 670 27 05

Dexia Crédit Local
Japan Representative Office
Saint-Gobain Building 2F
3-7 Kojimachi
Chiyoda-ku, Tokyo 102-0083
Japan
Phone: 81-3-5215 6393
Fax: 81-3-5215 6391

Dexia Crédit Local
New York Branch
445 Park Avenue
New York, NY 10022
USA
Phone: (1) 212 515 70 00
Fax: (1) 212 753 55 22
www.dexia-americas.com

Dexia Crédit Local Asia Pacific Pty Ltd
Level 23, Veritas House
207, Kent Street
Sydney NSW 2000
Australia
Phone: (61 2) 925 13 961
Fax: (61 2) 925 90 222

Dexia Crédit Local Canada
800 Square Victoria, Suite 1620
CP 201, Montréal (Québec)
Canada H4Z 1 E3
Phone: (1) 514 868 1200

Dexia Crédit Local Portugal
Estrella Office
Rua Domingos Sequeira 27-5G
P-1350-119 Lisboa
Phone: (351) 21 395 15 16
Fax: (351) 21 397 77 33

Dexia Crédito Local México
Torre Hemicor – Av. Insurgentes Sur # 826
Colonia del Valle – Bénito Juarez
3100 México DF
Mexico
Phone: (55) 56 87 75 45

Dexia Crédits Logement
Headquarters
Boulevard Pachéco 44
B-1000 Brussels

Operations
• Chaussée de Dinant 1033
B-5100 Wépion
Phone: (32) 81 46 82 11
Fax: (32) 81 46 05 55
• H. Consciencestraat 6
B-8800 Roeselare
Phone: (32) 51 23 21 11
Fax: (32) 51 23 21 45

Dexia Delaware LLC
445, Park Avenue 7th floor
New York, NY 10022
USA
Phone: (1) 212 515 70 00
Fax: (1) 212 753 55 22

Dexia Editions
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 79 13
Fax: (33) 1 43 92 80 77

Dexia Epargne Pension
65, rue de la Victoire
F-75009 Paris
Phone: 0810 39 82 83
www.dexia-ep.com

Dexia Factors
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 282 66 33
Fax: (32) 2 282 66 99
www.dexia-factors.be

Dexia Finance
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 75 27
Fax: (33) 1 43 92 75 35

Dexia Flobail
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 73 89
Fax: (33) 1 45 75 34 59

Dexia Habitat
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 81 64
Fax: (33) 1 43 92 81 50

Dexia Insurance Belgium
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 286 61 11
Fax: (32) 2 286 15 15
www.dvvlap.be

Dexia Investments Ireland
6 George's Dock
IRL-IFSC Dublin 1
Phone: (353) 1 645 50 00
Fax: (353) 1 829 15 77
www.dexia-investments.ie

Dexia Kommunalbank Deutschland
Charlottenstrasse 82
D-10969 Berlin
Phone: (49) 30 25 59 8-0
Fax: (49) 30 25 59 8-2 00
www.dexia.de

Dexia Kommunalkredit Bank AG
Türkenstraße 9
A-1092 Wien
Phone: (43) 1 31 6 31
Fax: (43) 1 31 6 31 103
www.dexia-kom.com

Dexia Kommunalkredit Bulgaria EOOD
Sofia 1000, 19 Karnigradska
Bulgaria
Phone: (359) 897 886 761

Dexia Kommunalkredit Czech Republic a.s
Karlova 27, 110 00 Praha 1
Czech Republic
Phone: (420) 221 146 331

Dexia Kommunalkredit Polska
Ul. Sienna 39
PL-00-121 Warszawa
Phone: (48) 22 654 35 84

Dexia Kommunalkredit Romania SRL
42 Dorobantilor Street,
1st District,
010573 Bucuresti
Romania
Phone: (40) 21 619 34 07

Dexia Lease Belgium
Headquarters
Boulevard Pachéco 44
B-1000 Brussels

Operations
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 222 37 08
Fax: (32) 2 222 37 13
www.dexialease.be

Dexia Lease Services
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 222 38 36
Fax: (32) 2 222 37 13

Dexia Life & Pensions
2, rue Nicolas Bové
L-1253 Luxembourg
Phone: (352) 262 54 41
Fax: (352) 262 54 45 480
www.dexia-life.com

Dexia Location Longue Durée
22, rue des Deux Gares
F-92564 Rueil-Malmaison Cedex
Phone: (33) 1 57 69 55 55
Fax: (33) 1 57 69 65 87
www.dexia-clflease.fr

Dexia Municipal Agency
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 77 77
Fax: (33) 1 43 92 70 00
www.dexia-ma.com

Dexia Prévoyance
3, avenue Claude Guillemin
Site du BRGM
BP 6009
F- 45060 Orléans Cedex 2
Phone: (33) 2 38 64 39 80
Fax: (33) 2 38 64 33 68
assurance@dexia-prevoyance.com

Dexia Private Bank Jersey
PO Box 12
2-6, Church Street
St Helier, Jersey JE4 9NE
Phone: (44) 1534 83 44 00
Fax: (44) 1534 83 44 11
www.dexia-privatebank.je

Dexia Private Bank Switzerland
Beethovenstrasse, 48
CH-8039 Zürich
Phone: (41) 1 286 92 92
Fax: (41) 1 201 14 71
www.dexia.ch

Dexia Public Finance Bank
Shackleton House
4, Battle Bridge Lane
UK-London SE1 2RB
Phone: (44) 207 378 77 57
Fax: (44) 207 378 71 88
www.uk-dexia.com

Dexia Public Finance Norden
Box 7573
Engelbrektsplan 2
S-103 93 Stockholm
Phone: (46) 8 407 57 00
Fax: (46) 8 407 57 01

Dexia Sabadell Banco Local
Paseo de las Doce Estrellas 4
Campo de las Naciones
E-28042 Madrid
Phone: (34) 91 721 33 10
Fax: (34) 91 721 33 20
www.dexiasabadell.es

Dexia Securities France
112, avenue Kléber
F-75116 Paris
Phone: (33) 1 56 28 52 00
Fax: (33) 1 56 28 52 90
www.dexia-securities.fr

Dexia Securities USA
747 Third Avenue, 22nd floor
New York, NY 10017
USA
Phone: (1) 212 376 01 30
Fax: (1) 212 376 01 39

Dexia Société de Crédit
Headquarters and operations
Rue des Clarisses, 38
B-4000 Liège
Phone: (32) 4 232 45 45
Fax: (32) 4 232 45 01

Operations
Boulevard Saint-Michel 50
B-1040 Brussels
Phone: (32) 2 732 12 12
Fax: (32) 2 737 29 27
www.dexia-sdc.be

Dexia Sofaxis
Route de Creton
F-18100 Vasselay
Phone: (33) 2 48 48 10 10
Fax: (33) 2 48 48 10 11
www.sofaxis.com

Experta (Switzerland)
Steinengraben 22
CH-4002 Basel
Phone: (41) 61 285 17 17
Fax: (41) 61 285 17 77
www.experta.ch

Experta Corporate and Trust Services
180, rue des Aubépines
L-1145 Luxembourg
Phone: (352) 26 92 55 2263
Fax: (352) 26 92 55 3366
www.experta.lu

Experta Trust Company (Bahamas) Limited
Trade Winds Building, 4th floor
Bay Street
PO Box N-10697
Nassau, Bahamas
Phone: (1) 242 325 0922
Fax: (1) 242 325 0911
www.experta.bs

Experta Trust Services Jersey
PO Box 300
2-6, Church Street
St Helier, Jersey JE4 9NE
Phone: (44) 1534 83 44 44
Fax: (44) 1534 83 44 55
www.experta.je

Fidexis
Rue de la Charité 15
B-1210 Brussels
Phone: (32) 2 209 02 30
Fax: (32) 2 209 02 37

Financial Security Assurance
31 West 52nd Street
New York, NY 10019
USA
Phone: (1) 212 826 01 00
Fax: (1) 212 688 31 01
www.fsa.com

Financière Centuria
203, rue du Faubourg Saint-Honoré
F-75008 Paris
Phone: (33) 1 44 86 80 22
Fax: (33) 1 40 06 62 87
www.centuria.fr

Floral
7 à 11, quai André Citroën
F-75015 Paris
Phone: (33) 1 43 92 78 34
Fax: (33) 1 43 92 70 57

INCA
PO Box 1847 – Gallo Manor
2152 Johannesburg
South Africa
Phone: (27) 11 202 22 00

Kommunalkredit Austria AG
Türkenstraße 9
A-1092 Wien
Phone: (43) 1 31 6 31 0
Fax: (43) 1 31 6 31 503
www.kommunalkredit.at

Kommunalkredit Dexia Asset Management
Türkenstraße 9
A-1092 Wien
Phone: (43) 1 31 6 31 0
Fax: (43) 1 31 6 31 505
www.kdam.at

Logins
Generaal De Wittelaan 17 bus 32
B-2800 Mechelen
Phone: (32) 15 45 48 50

Otzar Hashilton Hamekomi (OSM)
3, Heftman Street
61070 Tel-Aviv
Israel
Phone: (972) 3 695 7211 5
Fax: (972) 3 691 9503

Popular Banca Privada Popular Gestion Privada
Juan Ignacio Luca de Tena 11
E-28027 Madrid
Phone: (34) 914 18 93 30
Fax: (34) 914 18 93 28
www.popularbancaprivada.es

RBC Dexia Corporate Services Hong Kong
51/F, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Phone: (852) 2978 5656
Fax: (852) 2845 0390
www.rbcdexia-is.com

RBC Dexia Investor Services Bank France
105, rue Réaumur
F-75002 Paris
Phone: (33) 1 70 37 83 00
Fax: (33) 1 70 37 83 03
www.rbcdexia-is.com

RBC Dexia Investor Services Bank SA
5, rue Thomas Edison
L-1445 Strassen
Phone: (352) 26 05 1
Fax: (352) 24 60 95 00
www.rbcdexia-is.com

RBC Dexia Investor Services Bank SA
Dublin Branch
George's Quay House
43 Townsend Street
IRL-Dublin 2
Phone: (353) 1 613 11 20
Fax: (353) 1 613 04 45
www.rbcdexia-is.com

RBC Dexia Investor Services Bank SA
Hong Kong Branch
51/F, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Phone: (852) 2978 5656
Fax: (852) 2845 0390
www.rbcdexia-is.com

RBC Dexia Investor Services Belgium
Rue Royale 180
B-1000 Brussels
Phone: (32) 2 222 07 02
Fax: (32) 2 222 52 26
www.rbcdexia-is.com

RBC Dexia Investor Services Cayman
Coconut Villa #2
Jennifer's Drive
PO Box 10211 APO
Grand Cayman
Phone: (1345) 945 85 00
Fax: (1345) 945 85 01
www.rbcdexia-is.com

RBC Dexia Investor Services España SA
Fernando el Santo 20
E-28010 Madrid
Phone: (34) 91 360 99 00
Fax: (34) 91 360 99 95
www.rbcdexia-is.com

RBC Dexia Investor Services France
105, rue Réaumur
F-75002 Paris
Phone: (33) 1 49 35 68 01
Fax: (33) 1 49 35 70 54
www.rbcdexia-is.com

RBC Dexia Investor Services Ireland Ltd
George's Quay House
43 Townsend Street
IRL-Dublin 2
Phone: (353) 1 613 04 00
Fax: (353) 1 613 04 01
www.rbcdexia-is.com

RBC Dexia Investor Services Italia
Procaccini Center
Via Messina 38
Torre B, Piano 5
I-20154 Milano
Phone: (39) 02 33 62 31
Fax: (39) 02 33 62 32 30
www.rbcdexia-is.com

RBC Dexia Investor Services Netherlands
Beethovenstraat 300
PO Box 75666
NL-1070 AR Amsterdam
Phone: (31) 20 348 50 00
Fax: (31) 20 348 75 76
www.rbcdexia-is.com

RBC Dexia Investor Services Singapore
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Phone: (65) 64 35 33 36
Fax: (65) 65 36 02 19
www. rbcdexia-is.com

RBC Dexia Trust Services Hong Kong
51/F, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Phone: (852) 2978 5656
Fax: (852) 2845 0390
www.rbcdexia-is.com

RBC Dexia Trust Services Singapore
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Phone: (65) 64 35 33 36
Fax: (65) 65 36 02 19
www. rbcdexia-is.com

Sepia
Avenue Livingstone 6
B-1000 Brussels
Phone: (32) 2 286 63 27
Fax: (32) 2 284 74 76

SISL
180, rue des Aubépines
L-1145 Luxembourg
Phone: (352) 4590-3309
Fax: (352) 4590-4792

Société Luxembourgeoise de Leasing BIL Lease
14-16, avenue Pasteur
L-2310 Luxembourg
Phone: (352) 22 77 33 1
Fax: (352) 22 77 44
www.dexia-bil.lu

Sogama Crédit associatif
75, rue Saint-Lazare
F-75009 Paris
Phone: (33) 1 42 80 42 24
Fax: (33) 1 42 81 42 98

Van Lieshout & Partners
Maliebaan 45
PO Box 13224
NL-3507 LE Utrecht
Phone: (31) 30 23 45 432
Fax: (31) 30 23 45 400
www.vanlieshout-en-partners.nl

WGH Informatique
Avenue de l'Expansion 7
B-4432 Ans
Phone: (32) 4 246 10 46
Fax: (32) 4 246 03 03
www.wgh.be

Dexia's *Annual Report 2005* has been published by the Communication Department of the Group.
It has been drafted in cooperation with the Communication Departments of Dexia Bank Belgium,
Dexia Crédit Local, Dexia Banque Internationale à Luxembourg,
Dexia Asset Management and Dexia Insurance Services.

This report is also available in Dutch, French and German.
It just needs to be requested at the Dexia head office in Brussels or in Paris
or via the company website at *www.dexia.com.*


no achievement without
lasting commitment
DEXIA

no achievement without
lasting commitment
DEXIA


Dexia entrusted Gueorgui Pinkhassov, photographer for Magnum Agency,
with providing the illustrations for its *Annual Report 2005*. He carried out his tasks at several of the Group's locations in Paris,
Brussels and Luxembourg. We would like to thank all of those who appear in these pages.

www.dexia.com

Dexia SA
Square de Meeûs 1
B-1000 Brussels
Account no. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

Address in Paris
7-11, quai André Citroën
F-75015 Paris

Address in Luxembourg
69, route d'Esch
L-2953 Luxembourg

Photo credits
Gueorgui Pinkhassov - Magnum, Michel Labelle, all rights reserved.

Concept & Design
L'Agence Synelog

Production
Nord Compo + 33 3 20 41 40 01

Printed by
Snoeck-Ducaju, B-9000 Ghent

The *Annual Report 2005* is printed on Novatech.
The manufacturer of Novatech paper takes into account the principles of sustainable development and is ISO 14001 and EMAS (Eco Management and Audit Scheme) certified as well as PEFC (Program for Endorsement of Forest Certification Schemes) certified for paper based on sustainable managed timber forests; it is also bearer of the Nordic Swan ecolabel.

DEXIA

SUSTAINABLE
DEVELOPMENT REPORT
2005

no achievement without lasting **commitment**



DEXIA

Dexia, a sustainable development **asset**

Dexia Group is analyzed by research consultancies and non-financial rating agencies. Some of these organizations produce a social and environmental rating; some do not produce any rating but selected the Dexia share to be part of their company portfolio and to be taken into account for the management of stock exchange indexes based upon socially responsible investment principles (SRI).

Ratings

In 2005 several rating agencies updated Dexia's so-called declaratory or unsolicited rating:

Vigeo	HR	Environment	Clients and suppliers	Corporate governance	Community and civil society	Human rights
	+	+	=	=	+	+

5 possible ratings, min. - - and max. ++

Innovest: AAA

7 possible ratings , min. CCC and max. AAA

Oekom research: C

7 possible ratings, min. D and max. B

Dexia was rated C and is in the 19th position amongst 77 companies in the sector.
Dexia got ranked as "Prime" due to the fact that the bank is amongst the best companies in its sector.

Indexes

In 2005 Dexia was reconfirmed as part of the main stock exchange indexes based on social and environmental responsibility:

ASPI Eurozone	**FTSE4Good** "Europe" and "Global"	**Ethibel Sustainability Index*** "Europe" and "Global"	**Dow Jones Sustainability Index** "World"

Other initiatives in 2005

- Dexia is the only company under Belgian law and one of the rare financial groups to be part of the "Global 100 Most Sustainable Corporations in the World" ranking by Innovest published by Corporate Knights Inc. in the *International Herald Tribune* on the occasion of the Davos economic forum in February 2005.
- In September 2005 Dexia was "honored for Excellence in Climate Change Strategy" by the "Carbon Disclosure Project" and selected as such – with 59 other companies – amongst the 500 most important international corporations listed in the Climate Leadership Index.
- The quality and transparency of the information in the *Sustainable Development Report 2004* brought Dexia to receiving the award of Belgium's best sustainable development report handed in by the Institute of Statutory Auditors in October 2005.

* Dexia was selected in the "Ethibel Pioneer Investment Register". This register is a reference for SRI products for an increasing number of European banks, asset managers and institutional investors.

vigeo

Innovest Strategic Value Advisors

oekom r|e|s|e|a|r|c|h

ASPI

FTSE4Good

ETHIBEL MEMBER OF THE ETHIBEL INVESTMENT REGISTER

Member of Dow Jones Sustainability Indexes DJSI 06

Dexia: its challenges and its dynamics

The sheer nature of Dexia's activities, of the roots and values the Group is attached to gives Dexia a particular responsibility in the constellation of financial companies. The success of a company must be beneficial to all of its "stakeholders": this commitment is for Dexia a basic dimension in its value proposition and represents an on-going aim in the link Dexia entertains with its employees, its clients and its shareholders.

Commitments	UNEP-FI, UN Global Compact, Equator Principles, Local Public Services Charter…		
Good governance	Audit	Risk management and implementation of the Equator Principles	Deep dialogue with "stakeholders" and with the ISR world i.e. investors, non-financial rating agencies, index managers…
	Deontology and compliance	HR management	Corporate governance
The bank's challenges	Doing business remains our prime responsibility This means we must strengthen the adequacy of our products to our clients.		Our activity is aimed at several "stakeholders": State and local authorities, associations, citizens…
	The bank's direct environmental impact is limited due to its business activity.		The impact of our contacts with suppliers is limited due to our business activity.
The scope of our value proposition	Towards clients: • sustainable equipment and territorial development • financial innovation and optimization of debt management • financial services in the field of local public service management • access to essential goods (e.g. basic banking services, microcredit…) • SRI products and insurance.		Towards shareholders and investors: combining financial performance and corporate social responsibility. Towards local authorities and populations: • improvement of the living environment • impact on sponsorship.
	Involvement, motivation and efficiency of the company's employees.		Optimized management of buildings and purchases.

A renewed commitment for sustainable development

For the fifth year running Dexia is publishing its "sustainable development" report. Its release intervenes as the Group is celebrating its 10th anniversary and has a new corporate organization. This is – for us – an opportunity to reassert the unique profile of our group in Europe and to open up a new phase in our growth.

"No achievement without lasting commitment"

End of 2005 Dexia adopted a new institutional brand motto "No achievement without lasting commitment", which adds value to the roots of the Group and recalls its founding values, i.e. a sense of long-term prospects and a concern for the general interest of all. Indeed, Dexia's responsible corporate policy finds particular expression in the bank's collective equipment financing and savings management activities. The bank supports sustainable development of the territories and positions itself as a leader in the provision of SRI investment funds. This commitment – further strengthened by the territorial anchoring of its citizenship actions – is for Dexia a basic dimension in its value proposition and represents a permanent objective in the links with clients, employees and shareholders.



Axel Miller
CEO
Chairman of the Management Board



Jacques Guerber
Vice-Chairman of
the Management Board

The challenges in the years to come

The years to come give us a glimpse of the new challenges specialized financial businesses like ours will be confronted to and have to respond to. The demographic evolution and the ageing of the population in some countries, the aggravating consequences of climate change, the difficulties of access populations have to essential commodities and the emergence of different needs for equipment in different regions of the world are many challenges that will imply an evolution of behaviors and consumption attitudes, as well as new aspirations towards more sustainable development... Because of its origins and business lines, our Group feels it has a special responsibility to bear to act on those challenges and support its clients.

Dexia, the world leader in renewables financing

In 2005 Dexia Group strengthened its mobilization for climate change by participating in the development of market instruments contributing in the reduction of energy consumption and greenhouse gases. In terms of renewables Dexia is imposing itself as a world leader with the arrangement – since 2002 – of 23 wind project financing and participation in some 20 other projects to outstandings now at EUR 595 million and corresponding to an investment of EUR 6 billion. For the third year running Dexia received in February 2006 the Renewable Arranger of the Year award granted by the *Infrastructure Journal* for operations carried out in 2005 on renewables.

Dexia, the European leader in SRI – Socially Responsible Investment – product supply

Through its subsidiary Dexia Asset Management Dexia Group has strengthened its leadership position on the European market of investment products based on Socially Responsible Investment criteria (SRI). Indeed, the sector has gained significant ground moving from EUR 7.9 billion end of 2004 to EUR 12 billion end of 2005, i.e. +54.5%. As a proof of Dexia's pioneering role in the field, its SRI outstandings – all strategies included – represent 13% of all assets under management with Dexia Asset Management, i.e. a much higher percentage than the European average of about 3%. With Dexia Micro-Credit Fund the Group is also the market leader of financial services to microbusinesses and small companies in emerging markets. This activity represented total assets of USD 89 million at the end of 2005, i.e. + 53.4% compared with 2004 and was complemented in Belgium in September 2005 by the creation of a fund of funds combining microfinance investments and monetary management.

Dexia, a citizen bank

The Group also engaged in several social and citizenship actions that bear witness to its position in society. In Belgium the "Dexia Foundation ASBL" supports three types of projects: the development of microcredit, palliative care services in hospitals and the backing-up of new talents. Dexia Bank provides CPAS (public social assistance centers) structures with a series of financial services specially adapted to low-income people. In France – to support the local missions of towns – the Dexia Crédit Local Foundation is leading a support program for citizen initiatives aimed at youth integration in less-favored neighborhoods. In Luxembourg Dexia BIL has been supporting for several years different programs and events in the fields of culture and sport.

Managing our direct social and environmental impact responsibly

Finally in its internal management the bank also assesses and monitors environmental impacts. In France e.g. Dexia Crédit Local carried out in June 2005 a Bilan Carbone® ("Carbon Assessment") of its Paris buildings. The Group also implements responsible corporate governance and takes into account its social responsibility challenges at the highest possible level of the hierarchy. Hence Dexia developed in 2005 a new framework for its contacts with suppliers. The Group also launched an action plan on HR management e.g. in the fields of mobility, diversity, and the position of women in order to strengthen the motivation and develop the potential of each of its employees and to encourage the expression of all talents.

The initiatives launched by Dexia to promote sustainable development are now recognized. We owe these successes and progresses to all the stakeholders of Dexia Group: to the employees who – on a daily basis – wish to give meaning to doing their job and to have a joint project; to our clients and partners who trust us and find in our ability to innovate the possibility to face the challenges of sustainable development and to our shareholders who are increasingly attached to combining value creation and the taking into account of the company's social and environmental challenges.
Our clients, our employees and our shareholders share the same convictions. This further strengthens our will to act and build sustainably. Our wish is for this report to convince you as well.

The values of sustainable development are now one of the bases Dexia Group lays its development upon.

Contribution of business lines in the 2005 underlying net income of the Group


14%
12%
52%
22%

- Public/Project Finance and Credit Enhancement
- Personal Financial Services
- Investment Management and Insurance Services
- Treasury and Financial Markets

Dexia's profile and commitments

The genesis

Dexia Group was born in 1996 by the alliance between two prime stakeholders in the field of local public financing in Europe, i.e. Crédit local de France and Crédit Communal de Belgique. Both institutions, as well as the Banque Internationale à Luxembourg (BIL), merged in 1999 into a single company listed on the stock exchange under the name of Dexia. This was one of the very first cross-border mergers in the banking sector in Europe.

End of 2005 Dexia adopted a new institutional motto "No achievement without lasting commitment", which adds value to the Group's roots and recalls its founding values, i.e. a sense of long-term activities and care for the general interest of all.

The business lines

Being one of the 15 biggest financial corporations in the eurozone Dexia is the world leader in public/project finance; it is also a top retail bank in Belgium and Luxembourg, a recognized European stakeholder in investment management services e.g. in sustainable investment funds and an expert in financial markets.

The economic and financial profile *(see "2005 Annual Report")*

• Dexia SA is a company under Belgian law listed on Euronext Brussels in the BEL20 index, on Euronext Paris in the CAC 40 index and on the Luxembourg stock exchange.

• Since its incorporation in 1996 the good performance of Dexia's business lines complemented by tight management, allowed the Group to have a yearly average growth rate of 12.3% of the net income per share.

• As of December 31, 2005:
- AA to AAA ratings
- financial results (Income: EUR 5,976 million)
- stock exchange capitalization at EUR 21.6 billion.

COMMITMENTS AND PARTICIPATION IN INTERNATIONAL INITIATIVES

UNEP	• Since April 1998 Dexia is signatory party to the "UN Declaration of financial institutions on the environment and sustainable development" of the UN Environment Program (UNEP).
"UN Global Compact"	• In December 2002 Dexia signed the "UN Global Compact".
Access to basic commodities	• Dexia signed in December 2002 the "Charter of Local Public Services" initiated by the French associations of local authorities and the Institut de la Gestion Déléguée (Institute for Delegated Management).
"Equator Principles"	• In 2004 and 2005 Dexia implemented the Equator Principles it had adhered to in September 2003.
Social charters	• Dexia signed the "Corporate Diversity Charter" (France 2004, Belgium 2005) and the "Charte de l'apprentissage" (Apprenticeship Charter – France 2005).
Asset management	• In 2004 Dexia Asset Management signed the "Eurosif Code of Transparency for Public SRI Funds" and in the UK the Investors' Statement on Transparency in the Extractives Sector. • In 2005 Dexia Asset Management was amongst the financial institutions that signed the third edition of the Carbon Disclosure Project whose aim is to gather information useful to assess the impact of climate change on the stock exchange value of companies.

Dexia's position in the field of Corporate Social Responsability (CSR)

Dexia participates on a regular basis in different exchanges and consultation in the field of CSR bringing along – within the framework of its activities – a vast amount of "stakeholders" e.g. local elects, public authorities, shareholders, investors, citizens, consumers, NGOs, etc.

Participation in expert networks *(see also the SRI chapter pp. 17 to 22)*

• Since 2003 Dexia Asset Management has been a member of Eurosif (European Social Investment Forum), a European non profit-making body aimed at promoting the development of socially responsible investment. As such Dexia Asset Management intervened in many expert seminars like TBLI or Paris EUROPLACE.

• Let us recall that in November 2003 Dexia Insurance Services took the initiative of establishing BelSif, the Belgian Sustainable and Socially Responsible Investment Forum.

• In *Italy* Dexia Crediop has been since 2003 a member of the Association of Italian Banks – or ABI in its Italian acronym – and organized its first compliance meeting and published – in partnership with ABI – *a guide of corporate social responsibility*. It also supported a conference organized by a magazine called *La Nuova Ecologia* on environmental communication in Italian banks.

• In *France* several Dexia entities participate in the work and activities of bodies like *Comité 21*, the *Observatoire sur la Responsabilité Sociétale des Entreprises* (ORSE), the *Association 4D* and *Fondaterra* (the European Foundation for Sustainable Territories).

Dexia's position on the challenges of funding the armament's industry

Within the framework of the dialogue started by an Belgian NGO called Netwerk Vlaanderen Dexia adopted in May 2004 and updated in 2005 a joint position on the funding of the armaments industry. In summary the Group's position is as follows:

- exclusion of financing of companies linked to the direct manufacturing of anti-personnel mines;
- implementation of selective criteria for the financing of projects and companies in the armaments industry;
- exclusion of any participation in the capital of companies in the armaments sector both in terms of financial and strategic investments and in terms of so-called SRI active investment funds.

For the full text of Dexia's position, see *www.dexia.com*

Contribution to the "UN Global Compact": relations with suppliers

• In line with its adhering to the "UN Global Compact" in December 2002 Dexia Group adopted in February 2005 a *"Charte de déontologie concernant ses relations avec les fournisseurs"* (Deontology Charter on Relations with Suppliers). The Charter gives a framework to the links entities and Group subsidiaries entertain with suppliers in order to promote principles of social and environmental responsibility. Moreover, Dexia encourages its suppliers to adhere to the "UN Global Compact". Circulated to all operating entities in the summer of 2005 the Charter has been phased in each subsidiary. The signing of the Charter is part of an on-going improvement process as it is a preparatory step to the implementation of social or environmental certification processes like ISO SA 8000, ISO 14001 or EMAS.

• In *Italy* e.g. Dexia Crediop implemented a suppliers register whose main implementation criterion is the respect of international and national standards. Hence, in order to be listed in the register, an applicant supplier must provide the bank with a full set of documents or a certificate confirming the compliance of its activities with existing European or national regulations in terms of environmental protection and the respect of workers rights. The rules apply to all contracts above the EUR 3,000 threshold.

For the full text of the Charter, see *www.dexia.com*

The main events in 2005

Our business lines

The financing of local public services

The public/project finance business line is one of the pillars of the Group's action in sustainable development. The challenge of sustainability particularly implies a change in the time scale that leads local decision-makers to mobilizing better performing funding solutions over periods of up to 50 years.

• The financing of collective equipment – Germany excluded – represents an amount of EUR 56 billion, i.e. +52% including EUR 12.4 billion for structured finance (+94%). Hence, in 2005 Dexia was the world leader of local authority financing on the international scene and ranked 6th in the world amongst project financing arrangers and 1st for PPP/PFI activities (Public Private Partnership/ Public Finance Initiative).

• Dexia developed its expertise in the financing of environmental projects – e.g. waste, public transport, renewable energies... Dexia outstandings in the wind energy sector amount to at EUR 595 million – about 50,000 MW in built capacity – which corresponds to EUR 6 billion in investments. For the 3rd year running, Dexia received in February 2006 the "Renewable Arranger of the Year" award granted by the *Infrastructure Journal* for all operations carried out in 2005 on renewables.

• The Group strengthened its commitment to "carbon finance" in Europe and to several projects contributing to the respect of those commitments made within the Kyoto Protocol e.g. EUR 10 million invested in the European Carbon Fund.

• Dexia offers global financial engineering which allows responding to the many financial challenges of local policies – analyses and financial tools, rent and access to housing, HQE® funding, long-term lease, HR management, credit enhancement, etc. In the field of pension the Group developed several products that allow anticipating upon the consequences of an ageing population e.g. Silver and Dexia PubliPension in *Belgium* and the Plan d'Epargne Retraite Populaire awarded 6 times in *France* in 2005, etc.

SRI investment funds and microfinance

• SRI assets under management with Dexia Asset Management kept growing strongly moving from EUR 7.9 billion as of December 31, 2004 to EUR 12 billion end of December 2005 (+54.5%). SRI outstandings – all strategies included – represent some 13% of the total assets under management with Dexia Asset Management, i.e. a much higher percentage than the European average (about 3%). In Europe 7.3% of all SRI funds are managed by Dexia Asset Management.

• The Group offers the widest range in sustainable funds under management including its top-notch product *Dexia Sustainable*, and benefits from an internal CSR audit. This product range, complemented in 2005 by several sustainable bond and monetary funds, offers a true alternative to traditional management solutions.

• In terms of performance out of the 12 sustainable open-ended funds ranked by Standard & Poor's, 8 belong to the first or the second quartile of the best performers for 2005.

• Dexia Asset Management pursued its transparent fund management (Proxy voting...) and SRI promotion policy further.

• In terms of microfinance Dexia Micro-Credit Fund (managed by BlueOrchard Finance) represented a total asset of USD 89 million end of 2005 (i.e. +53.4% compared with 2004). Dexia Bank launched in September 2005 a fund of funds combining microfinance investment and monetary management.

The quality of customer relations

Dexia's sustainable development process resolutely focuses on understanding clients and their expectations.

• Most of the Group's subsidiaries strengthened their CRM platform as well as the matching between products and customer profiles. In *Belgium* Dexia also offers a set of financial products adapted to people in difficulty developed in partnership with the public social assistance centers (CPAS). Some 100,000 social bank accounts were active end of 2005.

• A number of subsidiaries renewed in 2005 their different quality and certification processes (e.g. extension of ISO 9001 to Dexia Crédit Local in France, SAS 70 and ISO 9001 for Dexia Fund Services and FETA in *Luxembourg etc.*).

• A complaint handling and customer satisfaction measurement process is piloted within each of the Group's entities (leading e.g. to a 30% decrease in the number of dossiers handled by the Dexia Bank mediator in *Belgium* in 2005).

Managing our impacts and our good governance commitments

Managing environmental impacts

A global environmental policy applies to the whole Group on the basis e.g. of its commitments within the framework of UNEP and the UN Global Compact.

• In 2005 the perimeter of environmental reporting has been widened (Dexia Insurance Belgium e.g. has been incorporated).

• Dealing with the challenges of logistics and purchasing has also been strengthened in order to take into account e.g. the new unified and integrated structure of the Group as of January 1, 2006.

• In terms of best practices Dexia Crédit Local carried out in June 2005 a Bilan Carbone® (carbon analysis) of its Paris buildings. In *Belgium* Dexia Bank went on with the implementation of its mobility plan (60% of its employees are now using either public transport or a non-polluting means of transportation). In *Italy* Dexia Crediop became ISO 14001 and EMAS certified in October.

• In 2006 Dexia BIL in *Luxembourg* and Dexia Bank in *Belgium* should both finish the first phase of the new administrative center in Belval-Ouest for the first one and the building of the Dexia Tower in Brussels for the second; both buildings being based on environmental standards of labels.

HR management

The HR policy is based on an internal standardization framework that allows piloting all of the different human resource challenges in the Group:

• With 24,418 wage earners, employment has slightly increased in 2005 (+1.7%) in a context of geographical expansion of the Group. 97% of the Group's employees are based in Europe.

• To help talents bloom Dexia is leading a series of training actions – 697 employees of 45 entities followed the classes of the Dexia Corporate University created in 2004 – as well as mobility actions.

• In terms of diversity Dexia pursued its action plan further: in *Belgium* the "Diversity Charter" was signed by Dexia Bank; in *France* the "Equality Label" was granted to Dexia Sofaxis; and the measures of the "White Paper on the position of women" were implemented throughout the Group.

• In the field of health Dexia BIL in particular is pursuing in *Luxembourg* several actions in the fields of wellbeing at work, of tobacco consumption and of struggle against moral harassment – charter signed in October 2005.

• Social dialogue, which is particularly rich with 39 collective agreements signed in 2005, was also strengthened within the European Works Council.

• In 2005 4.82% of the Dexia shares were detained by its employees.

Corporate governance, deontology, risk management and audit

2005 was particularly marked by the following developments:

• The Board of Directors created a committee which drafted in 2005 a corporate governance charter implementing the Belgian Code of Corporate Governance also called the "Lippens Code".

• The Compliance function completed phase one of the implementation of a single communication and information exchange software to share information on laws, regulations, procedures, and internal instructions on compliance.

• The internal audit department fulfilled in 2005 its monitoring mission on the commitments and data included in the sustainable development report.

• Dexia strengthened the implementation of the *Equator Principles* (EP). Amongst the 91 projects approved of and relevant for the EP 23 projects, i.e. 8.6% of the amount of Dexia's structured finance, have been considered as including potential environmental and social dangers and have been handled accordingly.

A citizen commitment

Dexia's citizen commitment has different aims according to the particular features of each country and to the expectations of the local communities.

• The Group's overall financial commitment in this field is a little more than EUR 7.1 million, i.e. +13.2% in 2005 on a comparable basis. However the amount does not include the financing of the social charitable activities of the staff (by way of information: EUR 3.9 million for 2005) whose calculation is not homogenous given the different legislations between countries or entities; it does not include the operating costs of running such actions either, nor some important sport sponsoring actions linked to marketing actions. It does not include the time employees dedicate to the activities of the existing Foundations either.

• The Group developed actions aimed at e.g. supporting expertise and raising awareness for sustainable development ("Ribbons of sustainable development", mobility guidebook, brochure on climate change…), microcredit, support to palliative care services in hospitals and help for young talents (Dexia Foundation ASBL), culture and sport (Dexia BIL).

Management and indicators

An organization structured on the inside

• The Group's sustainable development strategy is defined and piloted at the highest level of the hierarchy under the auspices and the monitoring of Dexia's Management Board.
• The implementation and facilitation of the sustainable development action plan is led by the sustainable development team – i.e. Alain Fauveau, supported by Eric Flamand – which reports straight to Jacques Guerber, Vice-Chairman of the Management Board.
• An internal coordination committee facilitated by the sustainable development unit contributes to implementing the strategy and the action plan.

Contact: *sustainabledevelopment@dexia.com*
Sustainable development section: *www.dexia.com*


Dexia Management Board
Jacques Guerber
Vice-Chairman
Sustainable Development Unit
Manager: Alain Fauveau
Assistant Manager: Eric Flamand
Sustainable Development
Coordination Committee

	INDICATORS	CHARTERS, PROCESSES AND BEST PRACTICE
Environment	• Environmental reporting (pp. 29-35).	• Managing buildings and the consumption of resources (pp. 29-35). • 14001 or EMAS certification (p. 30).
Social issues	• Social reporting (pp. 36-45 and pp. 59-63). • Charitable activities (p. 48-49).	• *Principles of Social Management, HR Quality Charter, White Paper on the position of women, etc.* (pp. 36-45). • EFQM process and certifications (SA 8000, OHSAS 18001...) (p. 26).
Community and territories	• Societal reporting (pp. 46-50). • The average yearly growth rate of outstanding long-term loans of Dexia in Europe has been +9.2% p.a. between 1996 and 2004 (debt outstanding of local authorities in Europe of +3% p.a. over the same period). • In France e.g. the average debt rate (interests/outstandings) moved from 8.1% in 1995 down to 4.1% in 2005. • Dexia Bank is the Belgian leader of SRI product sales (63%).	• Environmental arrangements and products (pp. 9-16). • Social engineering products (pp. 14-15). • SRI investment products and microcredit (pp. 17-22). • Basic banking services for less well-off people (pp. 24-25). • Customer satisfaction, complaint handling, product adequacy (pp. 23-28).
Governance	• Reporting on the Equator Principles (pp. 54-56)	• *Supplier deontology charter* (p. 5). • *Corporate governance charter* (p. 51). • *Code of Ethics, Compliance Charter, Integrity principles, etc.* (pp. 52-53). • Adhesion to the Wolfsberg principles, implementation of the recommendations of the FATF, taking into account of the corruption rating by NGO "Transparency International" (pp. 51-56). • Implementation of the Basel II Agreement (p. 53).

Our **business** lines: our first area of responsibility

The responsible corporate policy of Dexia and its subsidiaries finds its main expression in the company's financing activities: helping local authorities guarantee the sustainable development of their region, translating the care for sustainable customer relation e.g. for those with low income, promoting the development of SRI in Europe within the framework of asset management and insurance products. All such activities are rooted in values of innovation, long-term vision, general interest and sustainable development that are for Dexia an essential dimension of its value proposition.

EUR 56 billion
of financing granted by Dexia in 2005 for local authority projects

of which
EUR 12,4 billion
in structured finance

i.e. an increase by
+52%
at constant scope

A global financial expertise dedicated to **local public services**

The business of local public equipment financing is one of the pillars of Dexia Group's action for sustainable development. Hence the teams developed true expertise and elaborated a global product and service offer allowing to accompany local authorities in the very long run and to promote a better living environment. It is indeed closest to the local level that the action can be efficient and effective, including on cross-border and global challenges like the greenhouse effect. Local authorities play – at their own scale – an essential part in facilitating many sectoral policies that can significantly contribute to nations respecting their Kyoto commitments.

Taking long-term activities into account

The challenge of "sustainability" particularly implies a change in timescale which necessarily leads local decision-makers to asking about the feasibility of their projects and defining better performing borrowing strategies. Historically speaking local authorities have always been a wonderful laboratory for innovation. Hence they developed better and better performing tools in the areas of "structured products" and index diversification, of rate arbitration and of treasury management. Through its subsidiary Dexia Finance in particular, Dexia has allowed large French and European local authorities to optimize, secure and diversify their debt outstanding within the framework

According to the Dealogic 2005 ranking Dexia is the world leader in PPP/PFI for 2005.

A policy to support the new Member States of the European Union

Dexia helps the new Member States of the EU implement policies to modernize their infrastructures.

• After creating – in the first quarter of 2005 – Dexia Kommunalkredit Bank Central & Eastern Europe a true pole of expertise developed in Eastern Europe with the granting of a banking license in *Poland*, the creation of two commercial prospecting entities in *Romania* and *Bulgaria* and the launch of a procedure to open an office of the same type in *Hungary*, which is scheduled in the course of 2006.

• In 2005 Dexia Capital Markets was coarranger of the city of Bucharest issue within the framework of a EUR 500 million mandate. The bank has also been chosen by the Hungarian Development Bank to issue loans guaranteed by the Hungarian State.

• Beyond its financial product and service offer Dexia is also implementing – as signatory party to the "UN Global Compact" – a support policy to guarantee access to basic banking services in the new Member States. In 2005 Dexia Crédit Local has e.g. pursued further its actions with the CIFAL network – CIFAL is the French acronym for International Training Center for Local Authorities – by intervening in the second training course of the Plock Center *(Poland)* organized in partnership with the World Bank Institute.

of a global and personalized type of management. Such financial innovations allowed local authorities to strongly reduce the financial burden linked to their debt whilst mastering market risk. In France e.g. the average indebtedness – interest/outstanding – has been halved over 10 years: from 8.1% in 1995 down to 4.1% in 2005. This long-term vision led a growing number of local authorities to using long-term loans that allowed spreading the burden of reimbursement over the whole lifespan of the new equipment. To bear witness to the changes experienced, in *France* e.g., the amount of loans granted by Dexia Crédit Local over a period of 30 years or more represented 22.2% of the total of all loans granted in 2005, whilst the percentage was only at 0.5% in 1994.

Sustained dynamism of project financing

As a world leader in public/project finance, Dexia has recognized expertise in environmental project financing be it in direct funding to local authorities or in the financing of private operators e.g. through public private partnerships. So Dexia reached in 2005 the 6th position amongst worldwide project financing arrangers and ranked 1st for PPP/PFI (Public Private Partnership/Public Finance Initiative). The credit enhancement activity of Dexia Group allows municipalities to optimize their cost of financing and hence contributed to the sustainability and efficiency of local public services management. Financing through bond issuing is for large-scale PFI and PPP projects, as well as for securitizations by public stakeholders.

Promoting renewable energies

Dexia is asserting its position as world leader in the wind energy sector both in terms of volume of intervention and in terms of the innovative nature of its financing solutions. Since 2002 the bank has implemented 23 wind energy project financing and been involved in some 20 others. Outstanding of the sector is now at EUR 595 million – with about 50,000 MW built or in the process of being built – which corresponds to an investment of EUR 6 billion. The projects are located in the following countries: France, Belgium, Spain, Portugal, Italy, the UK, Ireland, the United States, Australia, and Morocco. Dexia offers a wide range of financial instruments banking on the technical and regulatory specifics of a vast number of countries.

• In the *United States* Dexia has launched a project called "Invenergy", the first financing of a portfolio of wind energy projects that includes the risk of construction of the windmill parks under development.

Financing of local infrastructure

• In the *United States*, the financial engineering of FSA's Public Finance department insured in 2005 more than USD 72.2 billion in local bonds and infrastructure financing e.g. for investment in the health and education sectors – including USD 24.5 billion in education and USD 11.7 billion in commodities like gas, electricity and water, USD 5.9 billion in health and USD 5.3 billion in transport. As such USD 2 billion have e.g. been insured for the Massachusetts School Building Authority for school modernization and USD 150 million went to the national children medical center in Washington DC.

• In *Israel* Otzar Hashilton Hamekomi (OSM), subsidiary of Dexia Crédit Local, participated in 2005 in the financing of municipal infrastructure and urban development projects to the amount of EUR 175 million. This financing aimed at supporting local crisis management policies for the Israeli local public sector to deal with a crisis that hit in 2004 and 2005.

• In *the Netherlands* Dexia has received the mandate of financial advisor – next to Rabobank – for the building of an offshore windmill park. The mandate should lead to the first financing of this type and become a "new frontier" in the field of renewables financing in Europe.
• In *Slovakia* Dexia banka Slovensko, whose environmental loans represent some 85% of the portfolio, participates in the financing of the "BIOMASS" project through the building of a heat generating network of 44 wood boilers that should generate CO_2 savings up to 20,000 Teq per annum.
• Since 2005 Dexia also has the ability to intervene on equity and quasi-equity in the sector of renewable sources of energy. Indeed Dexia Crédit Local was the initiator in September 2005 of the European fund "IMPAX New Energy Investors SCA", an investment fund in capital in the wind energy field of *Western Europe* whose amount is at EUR 60 million.

In 2005 the "Invenergy" project (US) was awarded the "Environmental Deal of the Year" by Thomson Financial and the "Deal of the Year" by the *Euromoney* magazine.

The development of clean means of transportation

• In *France* Dexia Flobail funded – to the amount of EUR 130 million – the expansion of the tramway networks of the greater Strasbourg area. In February 2006 Dexia Crédit Local also funded SEMITAN, the local semi-public company managing public transport in the city of Nantes for the acquisition of a fleet of 60 low-emission busses running on natural gas to the amount of almost EUR 25 million.
Created in 2004 the "Public Sector Origination" department at Dexia Crédit Local is the competence center dedicated to European local authorities active on the bond market. Dexia Capital Markets was among others selected in 2005 to manage the bond issuing of the city of Paris through its "Euroemission program" (EMTM) to the amount of EUR 120 million. The investment program includes e.g. the building of a tram line on the ring road and the building or renovation of a number of public equipments (crèches, gyms, cultural places).
• In *Italy* Dexia Crediop was co-arranger to the amount of EUR 10 million of the first project for the financing of a public private partnership in public urban transport to build and operate the tramway network of the city of Florence. Dexia Crediop also played a significant role in the realization of the Turin Winter Olympics by participating to the amount of EUR 510 million in the financing of the road and sport infrastructure of the Olympics based on a total financing of EUR 1,360 million.

For the third year running Dexia received in February 2006 the title of "Renewable Arranger of the Year" awarded by the *Infrastructure Journal* for all the operations done in 2005 on renewables.



• In *Spain* Dexia Sabadell Banco Local was chosen as one of the lead arrangers of the long-term funding to the amount of EUR 2.5 billion for the renovation of the Madrid ring road. The project, which was awarded the "Municipal Financing Award of Europe" by the *Euromoney* magazine, will provide for the renovation of those areas freed and ease the development of new green spaces, pedestrian paths and bicycle roads, as well as allow the development of new real estate development. Structured as a public private partnership the operation is the biggest of this kind in Spain and one of the biggest in Europe.

• In *Luxembourg* the Luxembourg Railway (CFL in the French acronym) implemented in 2005 – within the context of the liberalization of the railway market – a vast modernization operation of the network. In order to cover the investment CFL used a loan of more than EUR 500 million that included a consortial loan of EUR 360 million for which Dexia BIL was lead arranger.

Waste management

In *France* e.g. Dexia Crédit Local financed in 2005 the modernization of the Nancy and Argenteuil incinerators to the amount of EUR 62 million within the framework of compliance to new European standards. All new financing solutions cover multi-source projects through which recovery is done through the production of compost, the collection of packaging waste and of recyclable materials and through the production of energy.

The development of "carbon finance"

In 2005 Dexia Group strengthened its commitment to the struggle against climate change by participating in the development of market instruments contributing to the reduction of energy consumption and greenhouse gas emissions.

• Dexia Bank and Dexia Crédit Local jointly invested an overall amount of EUR 10 million in the European Carbon Fund, whose aim is to buy carbon emission credits part of the so-called Clean Development Mechanisms (CDM) and Joint Implementation (JI) projects.

Optimizing car fleet management

In *France* and in *Belgium* Dexia Location Longue Durée and Dexia Auto Lease are providing local authorities with their know-how in the area of car fleet management giving them guidance on the type of cars and the technological evolutions that might contribute to reducing greenhouse gas emissions. The offer of Location Longue Durée takes into account those measures that best fit clients' needs in order to reduce fleet detention costs – type of car, motorization type of fuel, identification of shelf life/mileage – and provides clients with a wide range of services – assistance, maintenance, replacement car, insurance, financial loss, and fuel cards – in order to optimize the cost of fleet management.

Result after the 1st anniversary of the Austrian Joint Implementation and Clean Development Mechanism managed by Kommunalkredit Public Consulting: 12.3 million CO_2 Teq saved.

• In *Central and Eastern Europe* Dexia FondElec Energy pursued its investment activities further. As the fund was authorized to install a windmill park of a 45 MW capacity in Harskut Hungary, the Polish and Hungarian projected companies, subsidiaries of the fund obtained carbon emission credits for the reduction of emissions recorded within cogeneration projects.
• In *Austria* the Austrian Joint Implementation and Clean Development Mechanism managed by Kommunalkredit Public Consulting since 2004 recorded in 2005 15 new contracts for the purchasing of emission credits (7 under CDM and 8 under JI) i.e. to the total amount of 12.3 million tons in CO_2Teq equivalent saved since the launch of the program in 2004.
• In *Slovakia* Dexia banka Slovensko, administrator of the National Register for Emissions Quota of the Slovak State since end of 2004 is the only commercial bank in Europe that manages a national quota register. In 2005 it recorded 168 operations within the framework of the register's operations i.e. 91 million in quotas.

Dexia, a recognized stakeholder in project financing

The bank ranks 6th in the Dealogic global ranking of "Mandated arranger of global loans" for 2005 and 1st in the category "Mandated arranger of global PFI/PPP project finance loans". Dealogic, supplier of electronic financial information to international financial markets, has pinpointed five projects jointly awarded the "Deals of the year" award by *Euromoney*, one of the main publishers in the field of finance, i.e.:

• the renovation of the Madrid ring road (Calle 30)
• the building of an irrigation network in Catalonia (Aigües del Segarra-Garrigues)
• the financing of three windmill parks in the *US* ("Invenergy project")
• the building of a sea water desalination plant in *Chile* ("Desalant")
• the building of a natural gas liquefaction plant in *Qatar* ("Ras Gas 2&3"), which is also part of Dexia's implementation of the *Equator Principles*.

Financing public social and solidarity policies

As a follow-up to its project financing activity, Dexia Group has developed global financial engineering that allows responding to the growing concerns of local authorities when implementing their social and solidarity policies.
• Social housing organizations are widely involved in sustainable development; they are trying to get closer to tenants e.g. by improving the quality of the buildings and adapting their housing pool. The organizations call on Dexia to facilitate the balancing of their building operations, as well as the financing of maintenance and restoration work of their housing pool. In *France* Dexia Crédit Local is one of the main partners of social housing organizations. Every year the bank funds more than 200 operators. It has e.g. implemented in 2005 – in partnership with Crédit Immobilier de France – a budget for loan-purchase solutions to the amount of EUR 100 million in order to allow low-income families to have access to real estate ownership. Dexia Crédit Local is also pursuing a support policy to the circulation of High Environmental Quality (HQE®) and has e.g. implemented early 2005 a EUR 100 million budget for the financing of operations that are the objects of certification processes established under the auspices of AFNOR: e.g. "Housing and Environment" (CERQUAL-QUALITEL) and "NF Tertiary Buildings – HQE process" (CSTB-Association HQE).
• The public and social sanitary sector is an important sector Dexia is offering support tools for.
- In *Belgium* Dexia Bank has with public hospitals a market share of 43% in Flanders and 73% in Wallonia. The bank provides e.g. hospitals with a specific analytical tool called Maha – Model for Automatic Hospital Analyses – which is an important instrument for financial decision making which allows developing a yearly sectoral analysis of the hospitals and producing compared ratios.

- In *France* Dexia Crédit Local also funds – within the framework of the 2007 Hospital Plan of the French State – the building of health care structures in less-equipped regions. So in 2005 Dexia Crédit Local funded – to the amount of EUR 31 million – the development of a health care structure in the city of Bar-le-Duc which will allow to pool together the competencies of three health care establishments and to improve the health care supply to the population.
- In the *United Kingdom* Dexia Public Finance Bank is deeply involved in the financing of public private partnerships in the fields of health care and education and supported within the framework of PFI – Public Finance Initiative – the financing of the modernization of the Glasgow and Oxford hospitals.

• The need for adapted social engineering and insurance products and services is a growing challenge for local decision-makers.
- In *France* Dexia Epargne Pension manages pension contracts, like the corporate savings plans, the time savings accounts or the end of career bonus accounts of more than 300 housing organizations, semi-public companies and other organizations in the local sector and the social economy.
- Dexia Sofaxis, a broker specializing in statutory risk coverage, has been helping local authorities for many years in the implementation of general occupational health and professional hazard prevention processes. Against this background mechanisms aimed at safeguarding jobs and at putting people back to work have been particularly developed in 2005. A service offering emergency discussion forums facilitated by clinician psychologists from Dexia Sofaxis has been set up in 2005 for local authority employees faced with a traumatizing event. The program called *CHANCE* aimed at public employees unable to work because of an occupational accident is a two-step process: multidisciplinary workshops are first set up within the authorities to handle the cases of these people. Actions aimed at employee training, at reorganizing tasks, at reorganizing the work station or at raising the awareness of other colleagues about the employees to reintegrate are then coordinated by ergonomists and work psychologists from Dexia Sofaxis hence promoting the sustainable reintegration of the employee in his/her company. The action is followed up on all year long by Dexia Sofaxis psychologists within the framework of best practice analysis groups organized within the local authorities faced with operating difficulties. In *France* the town of Issy-les-Moulineaux entrusted for the 2005-2008 period the responsibility of some HR management resources to a grouping of STERIA and DS Services. The city is the first French local authority to embark upon an externalization process of this kind. Against this background Dexia Sofaxis will provide the city with management tools to deal with work stoppages for health reasons and with services to help people get back to work.


Enjeux Statistiques

Released in June 2005, *Enjeux Statistiques*, the note de conjoncture statistique (statistical conjuncture note) of Dexia Sofcah takes stock of health-related absenteeism in France's local authorities.

Life insurance and pension savings plans

The life insurance contracts and the "Plan d'Epargne Retraite Populaire" (PERP) – pension savings plans – of Dexia Epargne Pension have been awarded six times in 2005 within the framework of a competition organized by the press specializing in life insurance and patrimonial management e.g. *Investissement Conseils, Le Journal des Finances, Le Revenu, Gestion de Fortune*, a number of French magazines. The contest rewards contracts on the basis of criteria like clarity, innovation and financial performance.

Anticipating upon the financial changes of the local sector

Thanks to its financial expertise Dexia accompanies all European local decision-makers in following up on the financial challenges of their local policies.

• In order to help local authorities analyze their margins for maneuver Dexia Crédit Local publishes every year conjuncture notes and many financial brochures on the main challenges of local finances in Europe. The bank is also partner in a vast number of associations of elects and local authorities that it accompanies in their reflection by providing them with its expertise, by publishing surveys or by participating in conferences. In 2005 Dexia Crédit Local was e.g. partner of the Assembly of French Communities – ADCF in its French acronym – of the Association of Mayors of France's Big Cities – AMGVF in its French acronym – and of the Association of French Mayors – AMF in its French acronym. Dexia Sofcah dedicated its first statistical conjuncture note to managing absenteeism in local authorities and to its impact as human and financial challenge. Dexia Crédit Local also pursued its partnership with the Institut de la Gestion Déléguée on the issue of public private partnership and basic services through the drafting in February 2006 of a new platform called "Governance, partnership and the financing of basic services".

• Dexia Crédit Local, Dexia Epargne Pension and the national federation of basic services (Sociétés d'Economie Mixte or SEM) carried out in 2005 a survey with 660 basic services managers on "the remuneration and HR management system" within the framework of a partnership also focusing on the development of a yearly barometer of basic services in the beginning of 2006.

• In *Italy* Dexia Crediop participated in the carrying out of the CENSIS survey on "health and local public transport: looking back on the reforms of public institutions in Italy".



Released in February 2006 by the Research department of Dexia Crédit Local, the note de conjuncture sur les finances locales (Conjuncture note on France's local finances) presents the main trends in local finances in 2006.

The challenge of an ageing population

Better taking into account the ageing population calls for an in-depth study of its consequences on public finances.

• On top of its social engineering products Dexia Bank pursued in *Belgium* the "Silver" initiative by releasing a series of surveys aimed at raising the awareness of local stakeholders on the challenges and consequences of an ageing population. During its conferences on local finances or on the evolution of the health care sector, Dexia Bank carries out a systematic review of the most recent data illustrating the economic and social consequences of the phenomenon. A seminar dedicated to the development of pension funds with a view to achieving responsible investment was also organized in 2005 in partnership with BelSif – the Belgian Sustainable and Socially Responsible Investment Forum – which Dexia Bank is a founding member of. Moreover the Research department of Dexia Bank regularly carries out precise statistical analyses on the demographic evolution in order to analyze its effect on society's main choices.

• As for Dexia Insurance Services it contributes to mastering the issue of ageing through a tool that allows local authorities to assess the burden of outstanding and future pensions and to simulate several scenarios. Hence the authorities get data allowing them to decide if they wish to sign insurance contracts covering their future debts as put forward by a contract called Dexia PubliPension.

The strong development of **Socially Responsible Investment** and microfinance

Socially Responsible Investment (SRI) and microfinance have significantly evolved within the Group in 2005. Let us recall that in terms of fund management these processes aim at adding social, environmental and ethical criteria to the classical criteria of fund management. Hence, in terms of SRI the products include the companies with the best social and environmental track record which also demonstrate excellent financial performance. Dexia Asset Management, the European leader in SRI, participates in the circulating of this new approach in financial performance.

In the area of microfinance Dexia Micro-Credit Fund is one of the leading formats in the financial service offer to microbusinesses and small companies in emerging markets.

SRI outstandings represent

13%

of all assets under management with Dexia Asset Management

Growth of SRI Funds of Dexia Asset Management

in billions of EUR


12
10
8
6
4
2
0
Dec. 04
March 05
June 05
Sept. 05
Dec. 05
Sustainable management
Tailor-made management

Significant SRI outstandings steadily increasing

SRI assets under management with Dexia Asset Management pursued the increase already started in 2004 moving from EUR 7.9 billion as of December 31, 2004 up to EUR 12 billion end of December 2005 (i.e. +54.5%). The amount is distributed as follows: EUR 4 billion in sustainable management and EUR 8 billion in tailor-made SRI management – management compliant with international standards for instance. SRI outstandings – all strategies included – represent 13% of all assets under management with Dexia Asset Management, i.e. a much higher percentage than the European average – estimated at about 3%.

A broad range of SRI products

Dexia offers a wide range of sustainable funds and tailor-made SRI mandates to both private and institutional clients.

• The widest range of funds under sustainable management:
Today Dexia Asset Management offers a wide range of 5 open-ended funds distributed into 21 socially responsible investment strategies. The funds display a growth of outstandings by almost 140% for 2005 reaching a total amount of EUR 3.1 billion. The market effect only represents 15% of this growth. Pursuing the development of its sustainable fund range in 2005, Dexia Asset Management launched a new sustainable bond product invested in euro. The internal CSR analysis determines those corporate issuers eligible to the portfolio whilst governmental or assimilated issuers are selected on the basis of criteria of democracy and respect of important international treaties. End of 2005 the portfolio already totaled EUR 87 million. In order to flesh up its range of sustainable bond funds – e.g. dedicated to the financing of local public stakeholders – five funds that used to be managed traditionally have been incorporated into the Dexia Sustainable investment fund at the end of 2005. The funds now benefit – upstream – from a differentiated CSR analysis depending on the type of bond.

• SRI insurance and guaranteed capital products:
In the field of insurance Dexia Asset Management manages 11 SRI funds totaling almost EUR 700 million end of 2005: unit-linked investment solutions, guaranteed capital insurance and investment products. Product outstanding increased by 16% in this category in 2005.

• Tailor-made SRI solutions are still progressing:
In order to respond to the demand of some investors wishing to privilege an ethical approach based on their personal beliefs or an approach based on the respect for major international treaties. Dexia Asset

EUR 12 billion in SRI assets under management by the end of December 2005.

• With a 38% rate Dexia Asset Management arrives first in the notoriousness ranking of SRI funds carried out in November 2005 by Novethic and Amadeis with 200 French institutional investors.

• In Belgium Dexia Bank is leader in the marketing of SRI investment products (63%).

Dexia Sustainable, the flagship product in sustainable management

Launched in 1996 the Belgian investment fund Dexia Sustainable included 15 subfunds at the end of 2005, including 6 invested in stocks, 3 in profiled mixed strategies and 6 in different bond funds (see table in appendix, p. 57). This investment fund takes into account an internal analysis in Corporate Social Responsibility (CSR) upstream of the financial analysis, of the setting up of the portfolio and of risk management.

Management offers – apart from the "best-in-class[1]" sustainability approach that includes all areas of CSR – dedicated mandates and funds in SRI. In 2005 the tailor-made SRI investments managed by Dexia Asset Management increased by 40% and represented an amount of EUR 8 billion end of 2005. Thanks to the strengthening of the non-financial analysis of Dexia Asset Management and to the implementation of an internal CSR database tailor-made SRI products became one of the main focuses of Dexia's strategic commercial development.

The Portfolio 21 system in Belgium

In *Belgium* Dexia Insurance Belgium was the first insurance company to apply – against the background of its insurance reserve management – the principles of "Portfolio 21". As part of the actions developed by Dexia in line with the Global Compact the system guarantees the proper implementation of the ILO conventions on child labor, force labor, freedom of association and non-discrimination – see *www.Portfolio21.info*. So Dexia Insurance Belgium is the first insurer to offer life insurance solutions with a guaranteed yield whose funds are invested in a sustainable and ethical way.

Port*folio***21**

Internal CSR analysis

Established in 2005 the corporate social responsibility analysis (CSR) of Dexia Asset Management is based on assessing the links between a company and all its stakeholders: shareholders, clients, employees, suppliers, the environment and society at large. The analysis aims at defining a sustainable "best-in-class[1]" investment universe, which is the starting point of sustainable management at Dexia Asset Management. In 2005 Dexia Asset Management hired 8 CSR analysts to join the team. They work in parallel to financial analysts and to dedicated SRI managers. The CSR analysis developed by Dexia Asset Management identifies the CSR challenges in the sector and screens each company selected on the basis of the criteria. (For additional useful information, see: *www.dexia-am.com*, use the "investment processes" menu and select the "Sustainable/SRI" section.)

The added-value of sustainable management

In 2005 the sustainable management of Dexia Asset Management still matches traditional management in terms of performance. Out of 12 sustainable open-ended funds ranked by Standard & Poor's, 8 belonged to the first and second best performing quartiles in 2005. The trend was also confirmed in *France*, where Dexia Crédit Local recorded end of November 2005 a yearly progression by 10% of the share values of the joint investment fund called "Crédit Municipal solidaire".

1. "Best-in-class" universe: best performing stocks of each sector.

Dexia Private Banking was elected best European private bank in the field of ethical funds by the 2005 ranking of the *Euromoney* magazine.

Promoting SRI

Dexia pursues an active policy for the promotion of SRI.

• Commitment and transparency:

- As signatory of several international commitments in the field of financial transparency – Transparency Code for SRI Public Funds, "Investors' Statement on Transparency in the Extractives Sector" and "Carbon Disclosure Project" – Dexia Asset Management committed itself to precisely documenting its CSR analysis method as well as its principles for the selection of equity into the fund.

- Initiated end of 2003 the policy to exercise voting rights during the Shareholders' Meeting, also known as the proxy voting procedure, has been implemented inside both traditional and sustainable management funds and is based on four basic principles aimed at guaranteeing the protection of shareholders decision-making and information rights. Within the framework of SRI funds Dexia Asset Management chose to go for resolutions that respect the principles of sustainable development – good contacts with employees, respect for the environment, economy based on ethical values, responsible external social policy, etc.

• SRI awareness-raising initiatives:

- In 2005 Dexia Asset Management kept campaigning to raise the awareness of European institutional investors and of the public at large. A large-scale road show was e.g. organized in 8 European cities in order to introduce the CSR method. Two articles drafted by the SRI managers of Dexia Asset Management have also been published by renowned economic magazines (E. Van de Velde, W. Vermeir and F. Corten, "Corporate Social Responsibility and Financial performance" in *The International Journal*


Sustainable and Responsible Performance

Corporate Governance

Corporate social responsibility and financial performance

New solidarity-based products

Dexia pursues the diversification policy of its solidarity-based products further.

• Dexia launched in September 2005 an investment fund specializing in microcredit. The investment company based in *Luxembourg* has EUR 10 million available at the end of 2005. Only accessible to institutional investors the fund of funds combines microfinance investment and monetary management.

• In *Belgium* Dexia Bank obtained the placing of the Arkimedes fund in partnership with KBC. Of a total amount of EUR 100 million the fund refinances 10 funds specializing in the financing of SMEs in the North of Belgium which do not have access to classical bank loans. Against this background Dexia Bank participated in 2005 in the UN seminar on "Microfinance: a social integration tool?".

of Business in Society), and "Sustainable and Responsible Performance" in *The Journal of Investing.*
- This will to promote SRI has been relayed into the Group's subsidiaries. Hence in *Italy* Dexia Crediop sponsored in 2005 the "Forum per la Finanza Sostenibile" organized by the Association of Banks and published a *Guide for the operational implementation of CSR.*

Developing solidarity-based financial products

• At the end of the "year of microfinance" called by the United Nations in 2005 Dexia clearly asserted itself as one of the world leaders of the international financial market of microfinance. This is the fruit of a policy started a few years ago. In 1998 Dexia Banque Internationale à Luxembourg created an investment fund called Dexia Micro-Credit Fund, the first commercial investment fund dedicated to the refinancing of microfinance institutions (MFI) specializing in the provision of financial services to small and microbusinesses in emerging markets. The originality of Dexia Micro-Credit Fund is to represent an asset category that includes not only a considerable social impact dimension but also an attractive yield/risk profile. Net cumulated historical performance in USD of the USD category was at 38.65% as of January 4, 2006.

• Dexia Micro-Credit Fund includes three categories of stocks – in USD, CHF and EUR – that all feed into one and the same loans portfolio to a total asset amount of USD 89 million as of January 4, 2006 (i.e. +53.4% compared to 2004). Exchange rate coverage between subscription currencies and active assets in the portfolio is done every month in order to remove the exchange rate risk as the average maturity of the loans in the fund is 20 months. Today the fund is active in 23 developing countries in Latin America, Asia, Africa and Eastern Europe with 56 MFI which allows financing some 3.4 million micro-entrepreneurs. 295 loans have been granted since the fund's creation without recording a single non-payment.

BlueOrchard Finance

The management of the microfinance portfolio of Dexia Asset Management has been entrusted with Swiss company BlueOrchard Finance Ltd (*www.blueorchard.ch*), which specializes in the management of this type of assets. In case there is potential cooperation with a MFI – microfinance institution – BlueOrchard does due diligence in the field and prepares an assessment for its loan committee. The analysis is systematically complemented by an external rating carried out either by a "standard" rating agency or a specialized rating agency. On the basis of the assessment by BlueOrchard the loans committee decides to invest or not. If need be the MFI is the object of monthly reporting and yearly follow-up visits for the whole lifespan of the investment. Selection criteria are always focused on the analysis of the quality and impact of the work of each MFI.

BlueOrchard Finance
Microfinance Investment Managers

***Socially Responsible Investment** at*
Dexia Asset Management


Deposit : 500.-
Market Rates : 10
NPV

1996: Creation of an SRI management team
The research and investment process in SRI starts and the first open-ended funds are marketed.

2000: International distribution
SRI funds and mandates are marketed to both private and institutional clients.

2003: Launch of TrackinDex DJ STOXX Sustainability, a sustainable ETF*

2004: Development of a wide range of products
A mandatory SRI process is implemented in order to provide for a true alternative to traditional fund management. The tailor-made offer is further enhanced by a normative approach of SRI based on the respect of international treaties.

2005: Internalization of the CSR analysis
Now the European leader in SRI with EUR 12 billion in total SRI outstandings, including EUR 4 billion in sustainable management, Dexia Asset Management spreads this management model further by adding 8 CSR analysts to its teams.

*ETF: Exchange Traded Fund

A **sustainable** customer **relation**

The quality of customer relation management is an important challenge of the CSR principle. The principle implies e.g. that the bank should facilitate the access of less well-off people to basic banking services and strengthen the adequacy of its products to the profiles of each client at all times. Within Dexia this quest for a sustainable and win-win customer relation for the bank and its clients is based on different internal support tools called "Customer Relationship Management" (CRM) that may be the object of a quality assurance compliant with international standards.

Strengthening the adequacy between products and clients

Most of the Group's subsidiaries have a CRM platform or service allowing to better manage customer relations and to strengthen the adequacy between products and clients.

• In *Belgium* Dexia Bank launched two years ago a project called "Customer and network focus" which is a basic part of its business plan. The project led in 2004 to the implementation of a new corporate organization based on the new CRM and on a Customer Care Center that includes a team of 275 employees and pools together all customer relations departments. The new organization allowed improving the bank's processes through the implementation of performance indicators and client/supplier service levels. In 2005 Dexia Bank reinforced the on-going improvement process by implementing several other systems:

- The "Know & inform your customer" and "Brand Choice" projects started in September 2005. The aim is two-fold: implement the regulatory provisions of the April 2004 EU Directive on the markets of financial instruments which will soon be transposed into national law and offer clients a personalized approach of their investments. Meetings are organized with clients to have a personalized review of their portfolios. Dexia Bank's investment approach has also been revised in order to be able to offer – at the end of each sales interview – three product


Know & inform
your customer


Brand Choice

The Delta project should allow moving from a product supply culture towards a service supply culture based e.g. on increased transparency of tariffs.



alternatives taking into account the risk profile and the level of motivation of clients.
- The Key moments project is based on the following realization: clients generally prefer investing the biggest part of their wealth with their main banks provided the bank in question manages the key moments in customer relation flawlessly. The five key moments identified by private clients are: opening a bank account, negotiating a mortgage loan, dealing with investment, proactive selling, managing errors and solving problems. In 2005 the whole commercial network received intensive training in how to adequately deal with the different decisive steps of customer relations.

• In *Luxembourg* Dexia BIL has had a CRM since October 2000. In 2005 Dexia BIL's Retail Bank committed itself to a long-term program aimed at improving quality of service. Dedicated to looking for a deep and sustainable trustful relation between the bank and its clients, the "We Care program" is based on surveys that highlighted the key moments in the life of our customer base. The surveys defined new demands in terms of welcome, availability and guidance by the bank. The pilot test phase started in 2005 in some Dexia BIL branches allowed defining a complete training and specialization program matching the new requirements. Dexia Private Banking also has a Customer Value unit. In 2005 the Delta project was implemented in order to allow differentiating the offer in function of several levels of service.

• In *France* Dexia Crédit Local developed in 2005 the "Fidexia" initiative offering a range of free services to almost 2,630 local authorities and allowing the bank to better understand the expectations of its clients. Against this background dedicated experts at the service of local decision makers are trained twice a year on issues like sustainable development or financial analysis. IT tools to manage outstandings and carry out market analyses have also been provided to local authorities as well as is the case for a legal information service.

Supplying banking services to the less well-off

In *Belgium* Dexia Bank has been providing, for several years, the CPAS structures – public social assistance centers – with a series of financial products specially adapted to people in difficulty. Dexia is the only financial company to offer such products in Belgium. Thanks to the products the CPAS can offer poorer people the opportunity to have modern means of payment and have a wide range of means of payment adapted to the situation of their beneficiaries. In 2005 Dexia Bank organized many road shows with CPAS structures which widely tapped into the bank's financial skills. A mailing operation allowed better identifying the owner of such social bank accounts.

We Care

As of December 31, 2005, Dexia Bank was managing – in different formats e.g. current accounts, debt mediation accounts and rent guarantee accounts – some 100,000 social accounts for destitute and low-income people.

• Dexia Bank offers several current account formats.

- First the bank has two basic account solutions: the "Dexia Aide sociale" account created in 2000 by Dexia Bank without being legally obliged to doing it and the basic account implemented following the entry into force of the Belgian Act of March 24, 2003 which imposes the provision – by all Belgian banks – of a basic banking service. Especially aimed at the e-payment of the minimum wage and opened on the exclusive request of the CPAS structures the "Dexia Aide sociale" account allows its owner – using a Bancontact/Mister Cash/Proton card – to withdraw his/her aid small amount by small amount according to his/her needs. End of 2005 the bank was managing more than 50,000 social aid accounts for more than 575 CPAS structures.

- The "gestion budgétaire" account is a current account that allows CPAS structures to act in the name of those in financial difficulties asking for specific aid; it is the CPAS structures carrying out financial operations in the client's name. All operations are carried out through current accounts or through individual savings accounts entirely managed by the appointed proxies. A bank card is also granted for the people to get access to cash.

- Dexia Bank also developed a management system to support those people accommodated in homes who gave the authorization to Dexia to act in their names to carry out financial operations; this account is called "Système I account".

• Dexia Bank also proposes a debt mediation account to those organizations appointed by debt mediators by seizing judges.

• In order to allow CPAS structures to recover the rent guarantees granted for low-income people, the bank has also devised a reconstitution system allowing the CPAS to be – in the long run – automatically released from its commitments through the use of a rent guarantee account.

Thanks to a diversified product range CPAS structures can fulfill their missions in an efficient and effective way. Indeed such products limit the workload of the institution and provide it with increased safety; managing the accounts can also be done from a distance with PubliWeb. Moreover the system is based on a cluster of individual accounts that guarantee clear and distinct management of the funds under management. Additionally the amount of ATMs has been multiplied by 4 in order to make people's money more accessible.

As of December 31, 2005 Dexia Bank was managing some 100,000 social accounts for destitute and low-income people.

Number of current accounts
• "Aide Sociale" accounts: 50,000
• "Gestion Budgétaire" accounts: 30,000
• "Système I" accounts: 23,600

Quality and certification

• In *France* Dexia Crédit Local and its subsidiaries implemented a quality and certification process.

- After getting a first ISO 9001 certification in June 2004 for activities contributing to services rendered to local clients, Dexia Crédit Local decided in the beginning of 2005 to expand the certification process to all of its activities in France to get certified by April 2006. The chosen method aims at describing all modes of operations, at identifying gaps in the organization, at listening to clients and at using identified non compliance areas as a source for improvement. Based on on-going improvement the project allows increasing the daily efficiency of the bank and better satisfying clients. The certification should allow Dexia Crédit Local to become France's first bank on the local financing market to be fully certified and is therefore a focal strategy for 2006. Against this background the Information Systems department of Dexia Crédit Local was reorganized in 2005 and a Customer Assistance and Quality department was added. This integrated structure is in charge of all customer-oriented processes. The simplified approach should allow improving and sustainably guaranteeing the satisfaction of internal clients, and help provide quality services to external clients.

- Dexia Sofaxis implemented – as early as end of 2002 – a QSEE (quality, safety, environment and ethics) integrated management system based on the incorporation of the ISO 9001 standard (quality), of the ISO 14001 standard (environmental control), of the OHSAS 18001 standard (health and safety at work) and of the SA 8000 (social and ethical responsibility) standard.

- Dexia Location Longue Durée, a subsidiary dedicated to the management of public vehicle fleets, is backed up by its partner Arval, whose ISO 9002 certification has been renewed for its provincial agencies and technical platforms.

• In *Luxembourg* SAS70 certification has been renewed for the fund administration and money transfer activities managed respectively by Dexia Fund Services (DFS) and First European Transfer Agent (FETA). FETA also renewed its ISO 9001/2000 certification in 2005.

• In *Belgium* Dexia Asset Management was one of the first portfolio managers on the European continent to apply international standards for performance reporting based on GIPS certification – GIPS stands for Global Investment Performance Standards – which allows getting a unified format for performance reporting as well as total rigor and transparency of management results. The compliance of Dexia Asset Management to GIPS standards is monitored every year by an independent auditing firm.

In *Austria* Kommunalkredit Asset Management is the first supplier of financial services to have received the "Environmental Label for Green Funds" awarded by the Austrian Ministry for Agriculture and Environment in 2005.

A performing process for the handling of complaints

Handling complaints is a key moment in the bank's relation with its client. Better listening to clients indeed gives the opportunity to improve the quality of products and processes.

• In *Belgium* Dexia Bank went on in 2005 with its Customer and Network Focus project focusing on the improvement of the complaints management process and on the quality of complaint handling. A multidisciplinary team reviews the complaints handling process in order to handle signs of dissatisfaction and malfunctions faster. In November 2005 the teams of the complaints handling unit and of the mediation unit – i.e. some 20 people – were pooled together into the Customer Care Center (CCC) whilst the independent function of mediator was kept separate and reports directly to the head of the CCC. Mid-December a new organization for the handling of complaints was implemented by the CCC on the basis of the results of satisfaction surveys carried out with clients. Handling complaints is based on a four-level process:

- Most complaints are received by branches – i.e. the 1st level. New means were put at the disposal of branches in 2005 to help them in their tasks, i.e. training courses, information platform and power to handle complaints in a decentralized fashion.
- The complaints handling unit intervenes at the 2nd level to back up branches. The dossiers get to this level through the client or the branch using a dedicated and integrated platform. Branches may also follow the evolution of the written response for any complaint inputted into the system.
- The 3rd level handles complaints in an appeal procedure sent by the client to the mediator. Such complaints are dealt with under the auspices of the mediator by a different manager than the one handling the issue at the 2nd level; his procedure is fully independent upon the first analysis of the complaint.
- The 4th level is the one taken care of by the Ombudsman of the Belgian financial sector (Febelfin) mandated to handle the complaints of private individuals.

The new organization implemented in December 2005 is based on a process of on-going improvement of the quality of complaints handling which includes a formal process listing matters like handling deadlines and quality standards. Three categories of dossiers have been established depending on the complexity of their handling. Handling deadlines go from one day for the easiest dossiers to 10 days for the most complex cases.

In 2005 the number of dossiers handled by the mediation service/mediator diminished by 30% compared to 2004 – 779 dossiers in internal appeal procedure and 105 dossiers passed on to Febelfin through the Ombudsman – and by 52% only for those dossiers passed on to Febelfin by the Ombudsman.

• In *France* the Group respects the terms of the French legislation that require for the name of the mediator to be indicated to all clients. Since the creation of this body no complaint dossier has been tabled in the name of Dexia Crédit Local. Within the framework of an internal quality process any claim from clients is recorded in a database listing all cases of non-respect of internal, external, regulatory or legal requirements. Remedy is immediately given to each malfunction and more particularly to each complaint or claim from a client. The overall analysis of complaints and the decision to take action to get preventive improvement will be carried out and made during quality meetings happening within each of our teams.



Drafted by Dexia Bank in October 2005, the poster "Low – Que pouvez-vous attendre ?" is a customer guidance tool aimed at helping clients choose their investments.

Measuring customer satisfaction

• Concerned with measuring and improving customer satisfaction Dexia Bank participates in national benchmarking surveys organized by different independent institutes that ask clients about their levels of satisfaction vis-à-vis their main bank. If large Belgian banks get comparable results Dexia Bank is nevertheless amongst the ones with the biggest scores: 86% say they are all-in-all satisfied with the offer of structured finance products and 76% of all clients over the age of 25 say they are "satisfied" or "very satisfied" of the closing of their current accounts – external consultant Et-Compagnie. The bank also organizes internal surveys. Following the implementation in 2005 of a new marketing activity aimed at optimizing commercial and operating processes, the sensitive elements of the process underwent VOC – i.e. Voice of Customer – or VOA – i.e. Voice of the Agent – surveys and benchmarking analyses on the Belgian market. Some 15 new surveys have been initiated in different fields – loans, insurance investments, etc. – in 2005.

• In *France* a satisfaction survey was launched end of 2005 by the marketing directorate of Dexia Crédit Local with 2,900 clients in the public sector.

The results of the survey will be the starting point of an action plan for improvement.

85% of clients say they are "satisfied" or "very satisfied" of the answers of the 1st business line Contact Center.

(survey carried out by the Synovate consultancy with a panel of Dexia Bank clients).

A **responsibility extended** towards environmental, social and societal challenges

The performance aim must lead the company to identifying its main internal and external challenges, be it to better assess its environmental impacts – even if they are minimum impacts in case of a bank – to develop people's aspirations and abilities to bloom in the company or to accompany society's aims and evolutions.

Managing our **direct environmental impacts**

A general environmental policy applies to the whole Group based e.g. on its commitments to the UNEP and the UN Global Compact. In 2005 the environmental reporting perimeter and the circulation of best practices at Group level have been strengthened in order to better report on the Group's performance and impacts. Gearing the challenges of logistics and purchases was also strengthened in order to take into account the new Group organization, an organization which is more unified and integrated as of January 1, 2006.

Perimeter

Environmental reporting has been implemented within Dexia in 2003. As in previous years this reporting picks up the data of the main operating entities of the Group and covers – depending on the indicators – between 51% and 69.2% of all of the 18,096 FTEs – full-time equivalent positions – taken into account in the environmental report. The perimeter does not include either some of the subsidiaries that apply stricter procedures because of their ISO 14001 or EMAS certifications – e.g. Dexia Sofaxis – or the buildings of the independent agents in Belgium on which Dexia Bank has no technical or operational control.

EMAS and ISO 14001 standards

• The EMAS – Environmental Management and Audit Scheme – process is a system of European environmental management and audit based on the respect of the EU environmental legislation. The standard includes fixed organizational objectives that can be checked by a third party bearing public authorization to do so and foresees the drafting of an environmental declaration.

• The ISO 14001 declaration is an environmental management standard that makes recommendations to analyze and control the environmental impact of the company's activity. The three basic principles of the standard are compliance to the laws and regulations, the prevention of pollution and on-going improvement.

ISO Certification
ISO 14001
Application for registration
EMAS

Commitment and awareness raising

Due to the nature of its activities Dexia is neither a polluting business, nor a big energy consumer. However the Group considers that managing its energy consumption and emissions must reflect a responsible attitude towards the Group's environmental impact. Each subsidiary of the Group therefore has an action plan taking into account its features, its constraints, its situation vis-à-vis buildings and premises – ownership or rental – the applicable regulations as well as the objectives discussed with employee representatives e.g. within the framework of Health and Safety Committees.

• In *Belgium*, for instance, the role of the workplace prevention and protection service of Dexia Bank is mainly to advise and raise the awareness of staff members for a better environment, be it on the workplace or outside the company. In close cooperation with trade union representatives, Dexia Bank will organize in the spring of 2006 an awareness-raising week for its employees on the challenges of environmental protection and sustainable development.

• In *Italy* the implementation of an environmental management system compliant with the environmental management and audit standards of the European Union allowed Dexia Crediop to obtain ISO 14001 and EMAS certifications in October 2005. Strengthening the process aimed at improving the quality of environmental data explains the progress made on the recording of some data in 2005. The certification will be complemented in 2006 with the signing of the Environmental Declaration, which will present all of the bank's interlocutors with a precise status report on the bank's environmental impacts and its environmental management scheme.

• In *Austria* Kommunalkredit Austria is one of the first financial corporations to have implemented its own environmental management system in 1997 and to have been EMAS certified. In 2005 the environmental management scheme has been enlarged to include the challenges of sustainable development and e.g. translated into the publication of a sustainable development report written for the first time according to the principles of the Global Reporting Initiative. (Report available on *www.kommunalkredit.at*)

Waste management

• In *Belgium* Dexia Bank is a pioneering company in the field of waste management and selective sorting. The relocations, foreseen by June 2006, concern the Pacheco, Galilée and Rogier buildings. They led to a significant surplus in office supplies and furniture – 11,868 pieces of furniture – which were donated in September 2005 to countries in difficulty within the framework of a partnership with the Belgian Ministry of Defense. Dexia Bank took care of the sorting and packaging of the furniture whilst the Ministry took care of storing it and choosing the final destination of the furniture. Dexia Insurance Belgium also implemented a waste recycling policy for office waste based on the Ecosmart principle. So all employees are directly made aware of how to act and protect the environment on a daily basis.

• In *France* Dexia Crédit Local pursues its waste paper and cardboard collection policy on all Paris sites. Implementing the same policy at local level through the regional departments is now under review. On the other hand, the bank also introduced a single printer/copier per storey in its Paris buildings in order to phase out individual printers in the near future. The scanning function should be added to this single machine in 2006.



The new Dexia Crédit Local headquarters will regroup – end of 2006 – 1,100 Dexia employees including 900 employees of Dexia Crédit Local and its French subsidiaries, i.e. 53% of the headcount of the companies of Dexia Crédit Local based in France.

• In *Luxembourg* Dexia BIL started several years ago implementing internal process for the HQ and its subsidiaries to sort, recover and recycle waste – e.g. paper, electronic and electrical equipment, cables and wires, metal, wood, batteries, etc. The recovery and recycling of consumables for Xerox machines and printers are a full part in the contracts signed with suppliers. In 2005 obsolete electronic equipment and office furniture have been donated to social structures and charities to be sent to Vietnam. Moreover the computerized system for the electronic management of documents (EMD) implemented on all banking and accounting dossiers thanks to the support of the scanning center of customer records contributes to sound work environment management thanks to the electronic archiving of all paper records. IT also improves the working conditions of the staff in charge of archiving.

The waste management indicator recorded a significant decrease of waste in 2005:
-22.88% for organic waste
-12,09% for paper and cardboard waste

WASTE MANAGEMENT IN 2005

	*FTE**	Organic waste/kg	Paper and cardboard/kg	Other waste**/kg
Dexia Bank	5,628	112,710	908,710	739,502
Dexia Insurance Belgium	915	10,000	225,488	96,445
Dexia BIL	1,729	222,910	310,306	79,027
Dexia Crédit Local	573	NC	75,780	ND
Dexia Crediop	235	0	30,070	15,305
Dexia SA	136	ND	15,600	27,531
TOTAL	**9,216**	**345,620**	**1,565,954**	**957,810**
Trend/2004/FTE		-22.88%	-12.09%	+27.37%

* Number of FTEs – full time equivalent – concerned by the indicator.
** PMT (Plastic, Metal and Tetra pack) and SHD (small hazardous waste).
NC: not concerned
ND: not determined
0: no consumption

Managing the buildings and the work environment

Managing buildings well has a double aim: on the one hand, providing agreeable and comfortable buildings, where employees can work in the best possible conditions and on the other, reducing emissions and equipment consumption.

• In *Belgium* the building of the Dexia Tower, which will be opened in the city center of Brussels in June 2006, is particularly respectful of environmental standards. As for the demolition of the old building, a sorting center has been installed and will allow handling all the waste of the building. The prefab techniques adopted enabled to significantly reduce the building's lead time – with as a direct consequence strong energy savings and a reduction of the environmental impact of the building site. To build the Dexia Tower the same state-of-the-art technology has been applied as for the renovation of the Pacheco headquarters completed in October 2004, which is based on European standards. Using specialized consultants allowed installing two water tanks aimed at collecting rainwater which will then be used to the automatic sprinkler system. Particular care has been dedicated to the internal atmosphere of the building – i.e. heating, ventilation and lighting. A double façade will provide for the cooling of the building in the summer and retain heat inside in the winter. Finally it is to be stated that almost all building materials adopted are 100% recyclable. The principle of sustainable development has also been applied in the choice of the location of the Dexia Tower, as

it is located in the closest vicinity of a train and a subway station.
With a view to optimizing its office automation Dexia Bank implemented in 2005 a "Multi Functional Printers" principle as well as a plan for the reduction of maintenance costs through the pooling of printing, Xeroxing, faxing and scanning function in the same multipurpose equipment whose printing cost will be 3 times lower than the one of a classical printer and which saves on paper thanks to both-sides printing and consumes less electricity. Finally the location of the new printers has been studied and made more rational in order to avoid overlapping and to allow for a better distribution of the machines. The system allowed reducing the consumption of blank paper by more than 30% in 2005. It is to be noted that most of the bank's publications are printed on Novatech paper – ISO 14001, EMAS, Nordic Swanlabel certified paper bearing a PEFC Certificate – or on Cyclus recycled paper.
Dexia Insurance Belgium is also using multipurpose printers. It has by the way decided to discard the old faxes, to use the rightfax principle and to favor scanning.
• In *Luxembourg* the launch of phase one of the new Dexia BIL administrative center, whose construction started in 2003, is scheduled for the end of 2006. Applying the most advanced environmental protection principles the building site received in 2004 from the Grand Duchy authorities the label of "waste management on large building sites" awarded by the Superdreckskëcht – which is an emanation of the Environment Ministry and the Chamber of commerce in cooperation with the municipalities. The buildings will be connected to the urban heat exchanger network to avoid any CO_2 emission on site. Surveys on the reduction of waste and the improvement of waste management are now pending within the framework of the planning project of the future building.
• In *France* Dexia Crédit Local carried out in June 2005 a Bilan Carbone® – i.e. the carbon balance sheet – of its Paris premises and acquired a new HQ building in Paris, which will bring all Paris employees under the same roof at the end of 2006. The planning of the new premises will be a good opportunity to draft a new environmental action plan for 2006 taking into account the results of the Bilan Carbone® and the diagnosis elements of the new building. Against this background the following fields are now being surveyed for feasibility: i.e. technical systems allowing to reduce energy consumption reduction and rationalization of the handling of waste consumables, and a mobility plan encouraging people to use public transports.
In order to raise the awareness of its staff on the issue Dexia Crédit Local installed in the hall of its Paris HQ in November 2005 an exhibition on the topic of "Sustainable development at the heart of local policies". The exhibition was also advertised on the intranet for the employees of the regional network.
• In *Belgium*, the building housing Dexia SA and located at square de Meeûs 1 in Brussels integrates some principles of environmental management: e.g. installation of switch pumps to disconnect from the water supply grid, optimization of the functioning of technical equipment with e.g. the shut-down of the air conditioning in some empty and unoccupied parts of the building – during restoration work e.g. – programming of external lighting on a seasonal basis and according to the sun trajectory, recycling and redistribution of used cell phones, reception of technical fact sheets for cleaning detergents, choice of a supplier privileging a product range respectful of the environment. The employees of the holding company will move into the Dexia Tower in June 2006; it

The Brussels Institute for Environmental Management – IBGE in its French acronym – grants for the Brussels Capital region the label of ecodynamic companies to buildings that can get up to three stars per building occupied. Dexia Bank, which was granted in March 2003 two stars as a follow-up to the official label it received for its building located rue de Trèves 25, also received two stars for the building located Avenue Galilée 5.

will be an opportunity to improve some environmental management principles further.
All in all, the Group's paper and ink cartridge management policy has reached its reduction objective. Paper consumption has decreased by 4.15% in 2005. The reduction is partly due to a reduction of almost 38% of virgin paper consumption. It is to be noted that the important increase in the consumption of recycled paper in 2005 is due to the integration of Dexia Insurance Belgium within the scope of the environmental reporting. Indeed, 95.6% of virgin paper consumed by Dexia Insurance Belgium is made of recycled paper.

PAPER CONSUMPTION IN 2005

	*FTE**	Virgin paper (ECF** & TCF**) /ton	Client stationary (ECF & TCF) /ton	Recycled /ton	TOTAL
Dexia Bank	7,279	457	1,776	24	2,257
Dexia Insurance Belgium	915	3	48	65	116
Dexia BIL	2,454	505	88	ND	593
Dexia Crédit Local	1,154	105	49	14	168
Dexia Crediop	235	2	1	18	21
Dexia SA	136	7	0.4	ND	7
TOTAL	**12,173**	**1,079**	**1,962**	**121**	**3,163**
Trend/2004/FTE		-7.37%	-5.36%	+99.95%	-4.15%

* Number of FTEs – full-time equivalent – concerned by the indicator.
** ECF (Elementary Chlorine Free) & TCF (Totally Chlorine Free)
ND: not determined

INK CARTRIDGE CONSUMPTION IN 2005

	*FTE**	Number of ink cartridges consumed (brand names, generics and second-hand)
Dexia Banque	7,257	7,415
Dexia Insurance Belgium	915	1,405
Dexia BIL	2,454	4,526
Dexia Crédit Local	1,154	3,269
Dexia Crediop	235	416
Dexia SA	136	224
TOTAL	**12,151**	**17,265**
Trend/2004/FTE		+1.68%

* Number of FTEs – full-time equivalent – concerned by the indicator.

Energy

- For many years Dexia Bank has been implementing energy use optimization actions in *Belgium*. Water consumption has been given particular care. The production of cold and hot water is automated in order to optimize the use of machine yield depending on energy use. Hence any abnormality in the use is reported and there is a better follow-up of the energy production. With each branch renovation an air/air heat pump is systematically installed. It needs to be pointed out that the strong increase of the gas consumption indicator in 2005 is due – among other things – to the opening up of the Pacheco building.
- In *France* Dexia Crédit Local carried out a Bilan Carbone® of its Paris premises in June 2005. The information gathered in the survey is being taken into account in the 2006-2007 environmental action plan which should flank the moving of all teams into a single building at the end of 2006. Against this background Dexia Crédit Local is now reviewing the cross implementation of the different measures – energy savings, purchase of green energy, reforestation – which would allow Dexia to become "carbon neutral".
- In *Austria* Kommunalkredit has been providing its offices with green electricity since January 1, 2005. The chosen product called AAE Naturstrom is certified and the object of much monitoring. The energy generated comes for 69% from hydroelectric power, for 30% from wind energy and biogas and for 1% from solar photovoltaic energy. The initiative should allow reducing CO_2 emissions in Kommunalkredit buildings by 40% in 2006.



Dexia Bank is implementing in *Belgium* a proactive policy in order to take fully account of environmental impacts in its property investments. The new building in Brussels was built in accordance with numerous waste management and reduction of energy consumption polices.

• Dexia BIL will invest for the next two years in the large-scale replacement of the cold generation facilities of its HQ building called *L'Indépendance*. The bank's aim is to reduce energy consumption by 10%. The work foresees the fitting of an ammonium-based cold generation equipment, which will be located outside the building as well as the implementation of a set of optimizing measures. The building of a recovery basin for fire extinction waters is also on the agenda. Finally significant technological changes have been applied to adapt the building to the strictest demands in terms of energy consumption and savings. The old branch cooling devices working on R22 – chlorodifluoromethane gas – will be phased out as well and replaced in the future. The policy will flank Dexia BIL's policy for three of its buildings (i.e. Citius, Altius, Fortius) where a total of 834 FTEs work, which are supplied by a co-management system whose share of energy consumed for the distribution of hot and cold water decreased by 33% in 2005 – evolution calculated as a percentage of the FTE average for 2005/2004.

Transport

All in all the results of the indicator on professional travels translates the Group's aim to minimize the use of air transport as much as possible in order to privilege train travels.

FLUIDS AND ENERGY CONSUMPTION PER BUILDING IN 2005

	*FTE**	Electricity /kWh	Gas** /kWh	Fuel-heating oil /liters	Water /m³
Dexia Bank	5,736	50,022,277	16,645,651	108,741	108,064
Dexia Insurance Belgium	915	6,517,225	5,484,763	23,000	14,790
Dexia BIL	2,454	19,819,875	NC	42,882	ND
Dexia BIL (FTEs not accounted for in the total of 10,671)	*1,260*	NC	5,913,428	NC	40,452
Dexia Crédit Local	1,195	6,583,424	397,834	0	22,405
Dexia Crediop	235	1,423,885	350,480	2,700	3,245
Dexia SA	136	197,583	ND	0	544
TOTAL	**10,671**	**84,564,269**	**28,792,156**	**177,323**	**189,500**
Evolution/2004 /FTE		+2.82%	+33.38%	-18.84%	+11.15%

* Number of FTEs – full-time equivalent – concerned by the indicator.
** Conversion rate: 1 m³ = 11.06 kWh.
NC: not concerned
ND: not determined
0: no consumption

• Dexia Bank's social partners in *Belgium* signed in December 2000 a mobility plan whose aim is to encourage the use of public transport and of alternative means of transportation like bicycles or car sharing. Applying the mobility plan was pursued further in 2005 within Dexia Bank and at the level of two of the subsidiaries of Dexia BIL in Brussels – Dexia Asset Management Belgium and Dexia Fund Services Belgium. The mobility plan puts forward a precise system for the payment of several financial compensations aimed at encouraging the least polluting modes of traveling of the bank's employees – public transport, car sharing, bicycle, walking, etc. Since October 2005 a hybrid car – Toyota Prius – is also being tested as the future fleet's car.
So the share of employees taken into account in the mobility plan and using public transport or non-polluting means of transportation stays at some 60% of all FTEs in 2005.

PROFESSIONAL TRAVELS IN 2005

	*FTE**	Corporate + private cars/km	Plane/km	Train/km	TOTAL
Dexia Bank	7,279	26,367,570	2,773,068	1,885,325	31,025,963
Dexia Insurance Belgium	915	5,574,000	105,870	32,858	5,712,728
Dexia BIL	2,818	1,128,890	4,831,153	810,732	6,770,775
Dexia Crédit Local	1,154	3,531,750	5,122,566	3,435,825	12,090,141
Dexia Crediop	235	225,490	733,166	114,856	1,073,512
Dexia SA	136	1,115,881	782,430	1,636,579	3,534,890
TOTAL	**12,537**	**37,943,581**	**14,348,253**	**7,916,175**	**60,208,009**
	Variation/2004/FTE	+19.06%	+5.86%	+39.06%	+17.79%

* Number of FTEs – full-time equivalent – concerned by the indicator.

DATA CORRESPONDING TO THE MOBILITY PLAN OF DEXIA BANK AND OF THE TWO DEXIA BIL SUBSIDIARIES IN BRUSSELS (DEXIA FUND SERVICES & DEXIA ASSET MANAGEMENT)

	Number*	Management car		Private car without car sharing		Car sharing		Train		Public transport		Bicycle		Motorbike		Pedestrians	
			Share**		Share**		Share**		Share**		Share**		Share**		Share**		Share**
		Units	in %	Units	in %	Units	in %	Units	in %	Units	in %	Units	in %	Units	in %	Units	in %
2004	8,004	523	7	2,551	32	157	2	3,304	41	1,205	15	163	2	46	1	55	1
2005	8,321	688	8	2,502	30	143	2	3,914	47	835	10	150	2	39	0.5	50	1

* number of employees concerned by the indicator.
** share in percentage of employees using this particular means of transportation.

HR management and social dialogue

Respecting fundamental rights and looking for social equality are basic components of Dexia's action in HR management and social dialogue. Created 10 years ago now Dexia has taken in 2006 a new step in its growth whose prime aim is to strengthen the integration of its employees, to move from a culture of identities towards a Group culture and to define a management adapted to its challenges.
For several years now Dexia has been pursuing a full action program in order to integrate the aim of social responsibility into HR management. In 2005 the process mainly dealt with the position of women and it will go on in 2006 with the promotion of actions in favor of people with disabilities, of ethnic minorities, of seniors and juniors.

An integrated management strategy

In 2005 Dexia Group took a new step in its development by adopting an HR management strategy based on principles that will be common to all entities.

The HR Quality Charter is:
- 9 commitments on training and career development
- 8 commitments on internal mobility
- 7 commitments on performance assessment


HR Quality Charter Dexia

Strong commitments

The commitments the Group intends to respect and have respected in terms of training, hiring, internal mobility and performance management are part of the *HR Quality Charter*. Drafted in 2004 by the HR department of the Group in cooperation with the HR teams of the entities the Quality Charter is part of the follow-up to the *Principles of Social Management* signed in December 2002 by the CEO and the European Works Council. The clarity of the Charter's commitments and the broad circulation they are being given are at the heart of the Group's social responsibility policy. Progressively phased in in 2005 and 2006 the commitments must be effective by the end of 2006 in all head entities of the Group. In order to follow up on the progress achieved a biannual presentation of the respect of the commitment will be made to staff representatives at the level of the European Works Council.

From commitment to action

The charters and commitments in the making in companies are often confronted with limitations due to difficulties in implementation or to the lack of adaptation of the content to practice. In order to remedy such difficulties Dexia created in 2005 the Business Partner function in the different HR departments of the Group. The Business Partner is responsible for the local implementation of the measures adopted at Group level – *Principles of Social Management, HR Quality Charter*, non-discrimination commitments, etc. The Business Partner is also the favored

interlocutor of both management and employees; he intervenes on a daily basis on all matters pertaining to needs in hiring, training and career management. As a specialist in both human resources and the business line in which he/she intervenes, the Business Partner fulfills immediate needs – hiring, training – and responds to the need to anticipate longer-term needs in the future – professional profiles needed, career paths, organization, etc.

Raising the teams' awareness for sustainable development

• Sustainable development deals with many areas it is important to regularly raise the awareness of teams about. The *HR Quality Charter* reaffirms – in its training strand – the commitment of Dexia Group to raising the awareness of all its managers on the principles of social responsibility. In 2005 the theme of sustainable development was the topic of many articles be it on the company's magazine *team+spirit* or on the *team+spirit welcome* intranet.

• The awareness raising aim is jointly implemented by each entity of the Group as well as by their subsidiaries. So in *Italy* Dexia Crediop organized – within the framework of its EMAS standardization and the relaunch of its sustainable development program, manager workshops on sustainable development. The action was then relayed through the organization of training seminars and the posting of internal information for all staff members on the *Infoflash*.

The detailed social balance sheet is available in the Appendix on pp. 59-63.

The Group's employment situation in 2005

The return to a reasonable growth in headcount – started in 2004 – went on in 2005. Employment is slightly increasing in the Group with 24,418 employees in 2005 against 24,019 in 2004 (i.e. +1.7%). If structural effects are neutralized, the organic growth of the workforce even reaches 2%. 2005 was marked by significant geographical expansion with new business developments in Mexico, Canada, Bulgaria, Japan, Romania, the Czech Republic and Poland. In 2005 Dexia was an employer in 30 countries through 111 companies, managed a total of 114 expats and organized 253 employer mobility operations.

• The male (53.47%)/female (46.53%) distribution has recorded a slight increase in favor of women.

• Turn-over has decreased slightly and is now at 6.69% (against 6.94% in 2004) of the headcount under long-term contracts. It is to be recalled that Dexia neutralizes structural effects of the calculation of the turn-over rate in order for it to faithfully reflect changes in the workforce.



In *Italy*, special topics of Dexia Crediop's *Infoflash* are dedicated to sustainable development.

Evolution of the Dexia workforce


13,354
15,045
17,499
26,141
24,893
23,865
24,019
24,418
1998
1999
2000
2001
2002
2003
2004
2005


funds europe

The Marco Polo program of the DCU which focuses on the international mobility of the Group was elected best European training program by *Funds Europe* magazine.

Managing restructuring

Dexia applied the *Job Services* process, first implemented in 2002, to accompany the merger or restructuring processes that happened in the Group in 2005. E.g. the process implies anticipating upon the suppression of jobs and upon the vacancies available in all of the Group's entities; it also implies minimum recourse to fixed-term employment contracts, the optimization of the reconversion process in order to limit external hiring and to proceed with the temporary employment – with their agreement – of surplus employees as well as the provision of an adequate and individual training plan depending on the needs identified within the framework of the intended reconversion. The process – deployed in order to implement the *social management principles* adopted with the European Works Council in 2002 – accompanied the restructuring of Dexia Private Banking, Dexia Securities France and of the insurance broker Rekord in Germany whose activity was discontinued end of 2005.

Promoting the blooming of talents

Favoring mobility

Present in 30 countries Dexia Group offers – because of the diversity of its business lines – true career evolution opportunities. In order to facilitate international exchanges of employees joint rules have been implemented with the *Passport for Dexia project*. The document provides for a set of common rules and principles applicable to posted and expat employees and contributes to the integration of employees and to the development of a feeling of belonging to the Group.
In order to be as close as possible to the international evolution of the Group and to integrate the great diversity of mobility, 7 important categories of mobility have been identified – each one with its specifics and its relevant remuneration package. A unit including HR professionals of the main entities of the Group called the "Global Mobility Team" has been especially set up to supervise the proper implementation of the policy.

Developing training

• To guarantee the long-term sustainability of the company, it is important to provide for the development of the skills that will be needed in the future and to have all managers adhere to a common management model. Amongst the actions undertaken by the HR department in 2005 consolidating the Dexia Corporate University (DCU) was undeniably one of the most striking elements. The role of the university is to add to the programs already in place in the entities with strategic and international initiatives. The university aims at providing high-level programs and personal development opportunities to Dexia's top executives and managers, and to high-potential executives. It also integrates programs geared towards all employees of the Group in order to allow for the deployment of training actions that correspond to horizontal issues.
The University is organized in 6 main faculties each one corresponding to one of the Group's issues, i.e. Management & Leadership, Sales & Business Development, Finance & Risk Management, Operations & Technology, Tax, Legal & Accounting and Communication & Languages. A mixed strategic committee with HR representatives and operations managers guarantees the continuous adequacy of the curricula of the DCU with the present and future topics Dexia has to handle. To this training offer two additional services need to be added i.e.

a *Corporate Club*, that allows the participants in a DCU training course to exchange their experiences and a *Dexia Business Review* that takes care of disseminating reports and minutes of the meetings of the different faculties to all of the executives of the University. In 2005 697 employees from 45 entities of the Group followed classes at the Dexia Corporate University, mainly in the "Sales and Business Development" and "Management & Leadership" faculties.

• In addition to the programs of the DCU developing managers' skills also goes through an individualized and adapted approach. In 2005 Dexia developed two new approaches: coaching and mentoring. Being the object of a limited contact between a professional coach and a manager, coaching aims at training managers by working on precise short and mid-term objectives. Mentoring on the other hand establishes a link between senior and junior employees in order to help the latter better assess, plan and reach the important goals in his/her career development.

Promoting diversity

• Within the framework of its sustainable development action plan Dexia launched in the beginning of 2004 several actions promoting diversity. This process went on in 2005 at the level of the HR management policy both at Group level and in the entities. Diversity was the main theme of the yearly seminar of HR professionals and internal communication specialists of Dexia Group in Budapest in March 2005. For Dexia the notion of diversity includes a broad range of areas e.g. languages, culture, or training and does not just boil down to the "non-discrimination" principle or to ethnic diversity.

• In 2005 Dexia committed itself to promoting diversity in all areas and mainly developed actions on the issue of equal opportunities between men and women – throughout the Group – on ethnic diversity – in *France* and in *Belgium* – and on the integration of disabled workers in *France*. Such commitments were relayed through several initiatives at the level of the entities.

- So in *Belgium* Dexia Bank signed in June 2005 – next to more than 40 Brussels-based companies – the "Diversity Charter in the company". The process – adapted to the specifics of the company and based on objective criteria linked with on-the-job demands – is a direct follow-up to the Dexia *White Paper* project and the signing in *France* of the "Diversity Charter" that took place at the end of 2004.
- In *Luxembourg* the Dexia BIL HR teams participated in 2005 in a training on gender balance organized by the Ministry for Equal Opportunities. A framework contract was signed between the bank and head hunting firms committing Dexia to looking for candidates without applying any gender bias to their hiring.

The standardized framework

Dexia Group's diversity policy revolves around a standard framework including internal and external commitments:

• **internally:**
- the *Principles of Social Management* at Group level were signed in 2002,
- and reaffirmed and clarified in the *HR Quality Charter* circulated in October 2005.

• **externally:**
- in *France* and in *Belgium*, the "Diversity Charter in the company",
- in *France*, a "Charte de l'Apprentissage" (Apprenticeship Charter),
- in *France* an "equal opportunity label" for Dexia Sofaxis.

Strengthening the position of women in managerial positions

• Whilst equal opportunities between men and women are well respected on the total headcount of the Group, unbalance remains significant in managerial positions. Indeed the share of women is 9.3% only amongst the 259 top executives of the Group, 24% of the Dexia high-potential executives and 28% of all executives. Therefore unbalance is particularly blatant in the pool of high-potential executives who will be – within the next 5 to 10 years – Dexia's management. This is why Dexia launched – within the framework of the implementation of its social responsibility action plan – a project titled "The place of women within the Dexia Group". The aim pursued by the action plan is twofold: make mentalities evolve and allow for the fostering of a pool of competencies essential to the long-term development of the Group. Following the release in September 2004 of a White Paper drafted by nine top executive women of the Group, a series of actions were adopted in 2005 and phased into the Group.

• Some entities took several initiatives in parallel to Group policies.

- In *France* Dexia Sofaxis received on November 17th 2005 the "Equality Label" awarded by the French Ministry for Social Cohesion and Equal Opportunities. Dexia Sofaxis is the 17th French company and the first in Dexia Group to be awarded this label. In order to spread the best practice to all of the Group's entities, Dexia Sofaxis will suggest in 2006 to the different entities of the Group to benchmark their practice and hence benefit from already acquired expertise.
- In *Belgium* Dexia Bank has been nominated in the large corporations category for the award of the company that best respects equal opportunities between man and women and as least discriminatory company. The trophy was handed in by Comeva, the women's platform that

ÉGALITÉ

9 measures to strengthen the position of women

1. Raising the awareness of managers on the challenges of equal opportunities.
2. Prohibition of direct and indirect discrimination.
3. Promoting the hiring of female talents: no positive discrimination but the headhunting consultancies and the HR teams will have to implement means allowing to present an equal number of male and female candidates to managers.
4. Better respect for private lives: a time charter has been drafted in each entity to avoid as much as possible e.g. late or unforeseen meetings.
5. A better balance between private and professional life: to allow for increased flexibility of working time management, Dexia has committed itself to widening possibilities to access professional emails and IT files on line from a distance.
6. Building bridges and easing the return to work: allowing women to stay in touch with their company during their maternity leaves to make it easier for them to come back to work.
7. Allowing non-linear career paths – double ambitions: the Group commits itself to develop a system allowing women to officially put their career evolution on the backburner when they wish to dedicate their time to raising their children.
8. Succession management: promoting the identification of high potential women by increasing the number of women selected by the entities to participate in skill assessments.
9. Performance assessment: integrating feminine values in the executives assessment process.

gathers the editors' offices of magazines like *Flair, Libelle, Feeling, Evita or Glam*IT*, and the job site Jobat.
- In *Luxembourg* as the winner of the Femina award in 2003, Dexia BIL will be in the 2006 jury which awards the initiatives in terms of equal opportunities in Grand Duchy companies.

Integrating people with disabilities

• The objective of non-discrimination towards disabled people is well-placed in the Group's *Principles of Social Management* and in the *HR Quality Charter*. However, reporting on the integration of people with disabilities remains hard to implement due to the fact that the definition of disability and the way to account for people with disabilities varies considerably from one country to the next. In 2005 Dexia had a combined action on the following: direct hiring of people with disabilities, subcontracting to sheltered workshops employing people with disabilities, payment of a mandatory contribution to the association managing the fund for the professional integration of people with disabilities in order to abide by its employment obligation towards disabled people.

• In *France* Dexia Crédit Local has launched since March 2005 a specific action plan towards integrating people with disabilities. The policy is twofold: internal communication and awareness-raising actions have first been organized with staff representatives and operations managers in order to remove taboos in the company. Step two – getting to know people with disabilities and their difficulties to integrate – materialized through a series of partnerships between the bank and specialized associations like "Tremplin" – an association of businesses aimed at supporting disabled students and at orientating their university studies towards business activities –, "Club Etre" – an association of sharing of experiences between companies – or AFIJH – the association promoting the integration of young people including people with disabilities. The positions susceptible to welcome – more easily – disabled workers have been identified and should be filled in 2006.

Acting on cultural and ethnic diversity

With the 68 nationalities part of the Group's headcount, Dexia is aware of the challenge represented by diversity for the company as well as for the integration of some minorities. In *France* Dexia Crédit Local signed in 2005 a series of partnerships with associations whose aim is to favor the hiring and promoting of candidates from prominent minorities or less favored neighborhoods. Dexia Crédit Local is e.g. partner of the Association promoting the professional integration of young graduates (AFIJ) since June 2005 and of the association "Des Entreprises aux Couleurs de la France" (association of companies trooping France's colors) since January 2006.

MEN AND WOMEN
A DAILY BALANCE

HOMME FEMME
UN ÉQUILIBRE AU QUOTIDIEN

In *Luxembourg*, Dexia BIL takes part in the "Femina award" initiative.

30%

In 2006 the challenge of the seniors will be the object of a dedicated policy. 30% of the Group's employees are now between 45 and 65.

The challenge of the seniors

With an average age of 39 for its workforce Dexia is a relatively young company. However due to the massive hiring that happened in the Dexia Group banks during the 1980ies when they were developing their activities, the number of employees over 50 will increase sharply in absolute terms after 2010. In order to prepare the inversion of its age pyramid Dexia therefore decided to put the topic of ageing staff in its HR action plan. Launched in 2005 by Dexia Bank the "Silver" project allowed looking into the specifics of the age pyramid of the bank with the social partners in house. An awareness raising campaign on the issue has been organized by the HR department through a department-based mapping exercise. In 2006 new proposals will be drafted for older employees in order to strengthen their integration into the bank's departments.

Sharing growth

Employee shareholding

A socially responsible group must also involve its employees in its growth. So since the beginning Dexia has created a common and universal system applicable to all employees wherever they may live that allows them to become shareholders of their company. To date Dexia is still the only company under Belgian law to provide an international shareholding plan with a classical offer and two leveraged offers allowing its employees to invest depending on their financial means in shares of their company. In 2005 4.82% of all Dexia shares were detained by Dexia employees, which represents a stock exchange value of more than EUR 1 billion as of December 30, 2005.

The track record of this strengthened employee participation policy is very positive as after the success of the five previous capital increase operations reserved to Dexia employees almost 7 employees out of 10 now hold Dexia shares. Dexia employees are now Dexia's 5th biggest shareholder with 4.82% of Dexia's capital against 0.4% only in the beginning of January 2000.

A company project

2005 was marked at Dexia Bank by the pursuit of the company project renamed "*The Dexia Way*" (formerly called ENJOY). The project materialized in the launch of several activities. Within the framework of Leadership the bank intends to promote to its top managers a better balance between an operational attitude and an approach that focuses more on the "company's values". Whilst the first leadership model was being drafted, some members of the top management have also been submitted to a 360° assessment. In 2006 all higher executives are invited to a similar assessment and will benefit from a wide range of training modules on "Leadership & Change".

96% of all employees consider that employee shareholding is important or very important for them.

(Anonymous satisfaction survey done early 2005 by Dexia).

4.82%

of Dexia's capital is in the hands of its employees.

Health and safety at work

• The nature of Dexia Group's activities does not generate significant hazards for the health and safety of its workforce. In each entity prevention plans are nevertheless drafted in close cooperation with occupational doctors and staff representatives. The scope of work and contents vary according to the law applicable in each country.

So e.g. *Belgium* has an overall five-year prevention plan and *France* a single risk assessment document linked to a yearly prevention plan.

In *Luxembourg* Dexia BIL has – since the 1990ies – a sick bay that handles some 2,000 consultations per annum and carries out several vaccination and guidance actions – travel, dietetics, alcoholism, tobacco consumption, etc. There is a possibility for employees over 48 years of age to undergo a health check-up fully covered by the company. The results of the check-up are strictly protected by medical secrecy. Therefore Dexia BIL's action goes beyond what is strictly provided for by law which only imposes welcoming and taking care of any employee going to an emergency consultation to receive primary health care.

• Preventing moral harassment is a strong topic of Dexia's HR policy. Its entities implement specific action plans in this particular area. Hence, in *Luxembourg* a charter including 7 precise commitments against harassment has been signed on October 25, 2005 by Dexia BIL's management and staff representatives. A joint committee with 3 members from management and 3 members from staff will handle complaints and make mandatory decisions within the next 15 working days.

Well-being at work

Aware of the importance of well-being at work some entities of the Group developed in 2005 a series of initiatives aimed at providing their employees with working conditions conducive to increased performance and to a better management of stress at work.

In the course of 2006 the topic will be reviewed by the European Works Council and – to be more precise – by its social committee.

• In *Luxembourg* for instance Dexia BIL offers anti-stress massage sessions to its employees; the cost of the sessions is partly or fully paid for by the bank. The joint management structure of Dexia BIL social activities opened up in 2004 a crèche called "Dexiastaff" for those Dexia BIL employees whose workplace is located on Grand Duchy soil. Its capacity to welcome children being limited the bank set up in 2005 a toddlers' care bonus system. Dexia BIL also developed – with 3 health care organizations in Luxembourg and Belgium – child care contracts for sick children. The will to help employees better reconcile the needs of their private lives with the demands of being

Preventing nicotine addiction

In 2005 the different entities of the Group developed projects aimed at limiting nicotine addiction in the company.

• In *Luxembourg* Dexia BIL launched in April 2005 the "Oxygen" program. The aim of the program – organized in partnership with the Luxembourg Foundation against Cancer (FLCC in its French acronym) – is to turn Dexia BIL into a totally smoke-free environment by June 2006. The decision will be applied to all buildings of the bank including the new Belval-Ouest building. In order to reach the objective, the bank will support smokers and non-smokers in its staff through different awareness-raising actions and cover the cost of seeking medical support to quit smoking.

• In *France* Dexia Crédit Local launched a similar action program for its future Paris headquarters at the end of 2005.

Oxygène

present at work also led Dexia BIL to offer different types of services – i.e. bakery, dry cleaning, caterer, press shop, shoe repair and drug store – in the premises of the building L'*Indépendance*.

• In *Slovakia* as well Dexia banka Slovensko provides its employees with free vacation centers and offers a social benefit to its employees in difficult social situations.

Industrial relations and social innovation

A resolutely innovative European Works Council

The European Works Council (EWC) brings together – around the Chairman of Dexia's Management Board – the Group's Head of HR, the social relations managers of the main entities as well as 29 employee representatives from each of those entities that employ more than 150 people. 2005 was also the year of new dynamics for the exchanges with the EWC, such exchanges being marked e.g. by several new initiatives:

- the strengthening of exchanges with a Bureau meeting every six weeks and six plenary EWC meetings during the year;
- a better adaptation of the EWC organization with the setting up of specialized committees in charge of handling the work of EWC elects and of studying technical questions;
- a strengthening of the information procedures of the EWC with the possibility for the latter to have the consolidated financial statements of the Group analyzed by chartered account of the EWC's choice;
- a strengthening of EWC communication over the Intranet of the Group and the possibility for all entities of the Group to view the minutes of meetings.

An improved social dialogue

The social dialogue life of the Group's main entities was particularly intense in 2005. Indeed 39 collective agreements were signed with all trade union representatives of the Group's staff. The agreements mainly dealt with wage savings (25%), trade union rights (21%), pay and employee status (20%) as well as working time (13%).

The partnership between Dexia and the Royal Bank of Canada was one of the major events of the social year. The new joint venture will regroup the fund administration activities of both partners. For Dexia this called for removing some of the fund administration activities from some of its entities – i.e. Dexia BIL, Dexia Private Banking France and Switzerland – in anticipation of the change in the shareholding structure as of January 1, 2006. The evolution translated in the signing of collective agreements intended to clarify or organize the terms of the transfer of both activities and employees into the new joint venture.

Within Dexia 32% of women and 6.5% of men chose to work part time in order to strike a better work-life balance.
In total 18.5% of the Group's headcount opted for this solution in 2005 – against 17.5% in 2004 and 15% in 2003.

In 2005 those companies sending out representatives to the Dexia EWC represented close to 80% of the Group's headcount.

39

collective agreements have been signed in 2005 in the Group's head entities.

The position of ***women*** *at* ***Dexia****: creating valu* *for more* ***diversified management***

April 2004: Implementation of the "Social Responsibility" action plan of Dexia Group
Aware of the insufficient number of women amongst the Group's top executives Dexia integrates a reflection on the position of women in the company into its Social Responsibility action plan.

September 2004: Publication of the "White Paper on the place of women"
A White Paper underlining the need for Dexia to create conditions for diversified management is drafted by a committee of 9 top executive women of the Group.

January 2005: Drafting of 12 measures

[illegible]

2006: Decentralized implementation and deepening up of the measures throughout the Group.



Les rubans du développement durable

Community involvement

DISTRIBUTION OF THE MAIN TOPICS
in % of the overall financial amount (EUR 7.1 million) dedicated to citizenship actions by the Group and its main subsidiaries in 2005


28%
48%
24%

- Supporting expertise and raising awareness on sustainable development
- Social and solidarity actions
- Actions for culture and sport

Analyzing the impact of the company must integrate all of the company's contributions and partnerships in order to assess its involvement in the community and its local presence. Many policies and initiatives therefore allow developing the company's citizenship dimension: i.e. sponsoring actions, links with civil society, awareness raising and training actions, etc. Dexia's citizenship commitment takes different objectives depending on the features of the countries and on the expectations of the local communities. The total amount of the Group's financial commitment in this area is a little more than EUR 7.1 million, i.e. +15.9% in 2005 compared with 2004 and +13.2% at constant consolidation scope. However this amount does not include e.g.; the operating costs derived from the actions taken, some important sport sponsoring operations that may be linked to the bank's marketing activities, as well as the time spent by Dexia employees working for existing Foundations of the Group.

What might also be pointed out is the financial participation of Dexia through the Group's charitable works. It is however hard to give a uniform overview of this participation given the differences in legislations between the different countries of the different entities. The amount dedicated by Dexia to charitable work at the level of the Group's head entities in 2005 is hence mentioned for information only: EUR 3.9 million. The amount includes budgets for the joint management of charitable works by Dexia BIL in Luxembourg, the charitable activities budget of the Dexia Crédit Local works council, the budgets of the vacation centers and camps and of the Dexia Bank Club 44, as well as the money spent for the *Dexia Games* (339 participants meeting in Belgium in September 2005).

Supporting expertise and raising awareness on sustainable development

Next to its expertise in local finance, Dexia pursued in 2005 its policy for the circulation of best sustainable development practice in partnership with networks of experts and associations of local authorities. Dexia's commitment to citizenship is primarily expressed in this field (48%).

• In *France* in December 2005 Dexia was e.g. the partner of the European Award on Finance & Sustainable Development research with the Forum for Responsible Investment. For the 3rd year running Dexia Crédit Local organized "Les rubans du développement durable" (the Ribbons of Sustainable Development) in cooperation with Comité 21, the Association of Mayors of France's Big Cities (AMGVF) and the Association of French Mayors (AMF). Since the beginning the event awarded 32 local authorities whose expertise has been broadly circulated and communicated through 3 books released by Dexia Editions. Several other books and surveys have been published: e.g. in France a guide titled *Faciliter la mobilité des citoyens* (Making it easier for citizens to be mobile), published in partnership with the Fédération Nationale des Travaux Publics (French acronym for the National Federation of Public Works) as well as the guide titled *Le changement climatique, enjeu des politiques*

EUR 7.1 million
is the overall amount committed by the Group and its main subsidiaries for citizenship action.

locales (Climate change, the challenge of local policies), published in partnership with the Association of French Mayors, the Association of Mayors of France's Big Cities, the Agency of the Environment and the Mastering of Energy and the Interministerial Mission on the Greenhouse Effect, *Le changement climatique, enjeu des politiques locales.* Moreover Dexia Crédit Local intervened during the national conference on HQE – high environmental quality – and organized information meetings in partnership with the HQE association. The *HQE® Guide* published in 2003 has been updated in 2005. In November 2005, Dexia Crédit Local carried out with the opinion poll institute Ipsos a national survey titled "The French, their local elects and sustainable development" and pursued its partnership with the BMJ Urbivalor agency by organizing several actions and surveys including a thematic survey highlighting the best practice of cities in the area of climate change.
In November 2005 the bank also supported the Civitas Forum organized within the framework of the European Union program on the promotion of clean and sustainable transport in European cities. Finally within the framework of the awareness raising action of local elects through environmental protection, the Dexia Crédit Local Foundation supported the organization of an exhibition in partnership with the Conservatoire du littoral and the regional national parks during the Congress of French Mayors in November 2005.

- In *Italy* Dexia Crediop joined the coordination of the local Italian Agenda 21 structures it sponsored the yearly convention of. The Italian subsidiary participated – in partnership with the European Union and the coordination body of Italian Agenda 21 structures – in the conception and establishment of best practice to prepare urban environmental management plans for the South of Europe. Within the framework of the signing of an agreement with Legambiente – an NGO – and the Ambiente Italia research institute, it will fund in 2006 the carrying out of first comparative survey on environmental indicators and best practices in large European cities.
- In *Luxembourg* Dexia BIL has been offering since 2004 on its website *www.dexia-bil.lu* a section dedicated to sustainable development. The pages of the site – available in four languages – introduce the bank's responsible action.
- In *the Netherlands* Banque Artesia Nederland organized – for the benefit of charities – meetings with its clients in order


GUIDE 2005
FACILITER LA MOBILITÉ DES CITOYENS
Aménager l'espace

In France, Dexia Crédit Local published in July 2005 a guide titled *Faciliter la mobilité des citoyens*, in partnership with FNTP.


Le changement climatique,
enjeu des politiques locales

Published in November 2005, the local management guide titled *Le changement climatique, enjeu des politiques locales* is intended as an awareness raising tool developed with a view to pulling local policies towards struggling against climate change.


La Haute Qualité
Environnementale

As an awareness raising tool for the elects on the issue of HQE the High Environmental Quality local management guide published in 2003 with the National HQE Association has been updated in November 2005.


DÉVELOPPEMENT
DURABLE
COLLECTIVITÉS LOCALES

The publication of the book titled *Le développement durable à l'usage des collectivités locales* accompanies the 2005 edition of the Ribbons of Sustainable Development. Prefaced by astrophysician Hubert Reeves, the book introduces the best practice of the 11 winners of the 2005 edition of the Ribbons.

Since 1997 Dexia Editions participates in the publishing of collections of books focusing on highlighting the historical, urban planning, architectural and artistic aspects of the heritage of local authorities in partnership e.g. with the Conservatoire du littoral In 2005 Dexia Editions participated in partnership with the regional natural parks and the Dexia Crédit Local Foundation in the release of the *Almanach du développement durable*, printed in more than 15,000 copies. The foundation also supported the launch of a new collection of books titled Balades entre terre et mer, sur les sites du Conservatoire du littoral (A journey through the territory of the Conservatory) within the framework of its policy to support the editing of books by the Conservatoire du littoral.

to introduce the advantages of socially responsible investment to the clientele.

• In *Slovakia* Dexia banka Slovensko is one of the sole Slovak banks to be regularly called by social institutions and public authorities to participate in events linked to the environment. This is why the bank organized e.g. two national conferences on the financing of environmental infrastructures and sustainable development in 2005, i.e. the conference titled "Scientific Potential of Universities, when using EU Funds for Municipal Projects" as well as a conference on how to manage the national register on emission quotas, organized in partnership with the Environment Ministry. Dexia banka Slovensko is also partner in actions supporting rural development organized by the Ministry for Construction and Regional Development and by the Agency for Rural Development. As such the bank sponsored and participated as jury member in the "Village Territory 2005" contest organized by the Ministry of Agriculture.

Social and solidarity actions

The social and solidarity actions of Dexia Group have been implemented within the framework of its Foundations and managed directly by the bank and its teams.


Almanach
DU DÉVELOPPEMENT
DURABLE


La Bretagne
entre terre et mer

• Initiated in 2005 the intervention of the Dexia Crédit Local Foundation is very revealing of the commitment of the bank in the social strand of sustainable development. In 2005 the Foundation pursued its support action in favor of citizen initiatives further and signed a new draft agreement with the National Council of the local missions for youth integration; the agreement is valid for the 2005-2008 period. Following the unrest experienced by some less favored neighborhoods in *France* in November 2005 Pierre Richard strengthened the action of the Fondation Dexia Crédit Local in support of the 20 local missions that mainly intervene in so-called sensitive urban areas – ZUS in the French acronym. In this manner the Dexia Crédit Local Foundation contributes to reinforcing the presence of local missions in such ZUS areas and supports young people so they can participate in the improvement of public policies dealing with young people. Since March 2005 several employees of the Dexia Crédit Local general directorate of Nord-Pas-de-Calais have also committed themselves in sponsoring young people of the local mission from Lille. The Foundation then decided to do the same throughout France and established a country-wide skill sponsoring program at company level. In 2005 36 winners were identified.

• In *Belgium* Dexia Bank created end of 2004 the Dexia Foundation ASBL – non profit-making association – whose aim is among other things to consistently reshuffle the sponsoring actions of the bank in Belgium for the long-term. In 2005 the Foundation pursued the implementation

of social sponsoring projects of the bank on the following line: supporting projects selected for the strong link they have with the bank's challenges using financial but also human means. In a very proactive way the Foundation supports three types of projects that are marked (cf. p. 50) by their outreach and direct aid features:

- supporting young talents;
- supporting palliative care wards in hospitals: the bank wishes to actively contribute to supporting sick people and their families by offering quality and maximum autonomy at the end of their lives. About 44 hospitals now have palliative care wards in Belgium;
- developing microcredit and assisted social loans. Dexia Foundation dedicates a significant share of its funds to the production of financial solutions aimed at those excluded from the banking system for economic and/or social reasons and needing adapted funding either to set up their own business – microcredit – or to acquire what they need to be integrated into society again – assisted social loan.

On December 22, 2005 Dexia Foundation Belgium and Crédal signed a partnership agreement on microcredit and assisted social loans that applies to the Walloon and Brussels regions. The action is part of the policy developed by Dexia Bank in support of poorer people and in line with the United Nations declaration of 2005 as the International Year of Microcredit. A joint legal structure has been created to cover the partnership. The target production of the first program drafted for the 2006-2009 period is 80 to 120 microcredit dossiers per annum. The Foundation also foresees a yearly production of 175 assisted social loans. Both types of loans are partly guaranteed by the public authorities and by a guarantee fund the Foundation is involved in.

The partnership provides for a participation of the Foundation in the cooperative capital of Crédal to the amount of EUR 300,000 and the granting of a credit line estimated at EUR 3.1 million. The project also includes providing some 30 volunteers covered by the Foundation.

• The entities of the Group also organize humanitarian and solidarity actions.

- In *Sweden* Dexia supports Médecins sans Frontières and Stadsmissionen, an association supporting the homeless.
- In *France* Dexia Sofaxis dedicates 10% of its purchase budget to products bought from sheltered workshops.
- In *Belgium* for the fifth year running Dexia Asset Management has been implementing its program "Helping those who help" whose basic principle is to replace company gifts by donations to outreach structures employees of the bank are close to. 10 charities have been selected in 2005.
- In *Belgium* DVV Insurance – Dexia Insurance Belgium – is involved in the strengthening of road safety. Consistent with its insurance activity the company intends to create conditions for a better society and to avoid the human drama linked to road accidents. Therefore Dexia Insurance Belgium launched in 2005 a competition with its employees; the aim was to find an idea the company could implement in the area of road safety and mobility. The best 5 ideas – posted on the intranet – will lead to the printing in 2006 of a series of glow-in-the-dark stickers recalling the basic rules of road safety preceded by the terms: "I love..."

The new Dexia Crédit Local sustainable development brochure

With a view to making its policy of active support to local sustainable development brief and easily understandable Dexia Crédit Local published in November 2005 a commercial brochure introducing the commitments, financial products and awareness-raising actions within the framework of its sustainable development policy.


Dexia, entreprise responsable envers ses collaborateurs, ses clients et ses actionnaires
DEXIA

Partnerships with microcredit organizations

Crédal is an alternative credit organization active in the Walloon and Brussels regions that supports social projects by offering loans at low rates flanked by management guidance as well as solidarity-based investment solutions. Contacts have been taken with Hefboom – amongst others – a similar organization in Flanders in order to develop the project in the Flemish region.



Actions in sport and culture

Most of the Group's entities are involved in supporting culture, publishing, art, music, theater and sport.

• In *Belgium* Dexia Foundation pursues an active policy in support of young talents which expresses itself through two events: the Dexia Classics music contest – formerly known as Pro Civitate – that the Bank has been supporting since 1965, and the yearly plastic art exhibition called Dexia Art. The support is twofold: the financing of musical instruments and training courses and the awarding of grants and financial support. Within the framework of its sponsoring actions, the Bank plays the role of financial institution whilst Dexia Foundation makes sure the projects funded by the bank deliver and are adequately followed up on.

• In *Luxembourg* Dexia BIL has been supporting – for a long time now – prestigious musical events like the festivals in Echternach and Wiltz, the "Musical Spring" of the city of Luxembourg, as well as the Blues and Jazz rally. For several years the Axion program has been sponsoring events more specifically aimed at young people as well as several Luxembourg students' clubs abroad. In the field of art the Bank supports the Fondation Indépendance for the promotion of art and culture in many different ways. Finally Dexia BIL is also involved in promoting sport in Luxembourg as it supports e.g. Dexia BIL Route du Vin, a half marathon, and the Prix Dexia BIL – golf – as well as many sports club – e.g. soccer, basketball, tennis and handball.

• In *Germany* Dexia Kommunalbank Deutschland supports the art and culture center Die Möwe as well as a musical center called Konzerthaus.

• In *France* Dexia Crédit Local has been since 1983 the biggest private sponsor of the Avignon Festival whose aim is to promote primarily European creation in theater and dance. The financial support of Dexia Crédit Local represented some EUR 336,000 in 2005.

EUR 250,000

is the amount of the budget allocated to Dexia Foundation ASBL (non profit-making association) to support young talents in Belgium.

Supporting the victims of natural disasters

Against the background of the many natural disasters of 2005 several entities of the Group showed support e.g. to the victims of the tsunami. Dexia SA paid EUR 200,000 to the Red Cross for the victims whilst in *the Netherlands* Banque Artesia Nederland also sent EUR 6,000 in employee donations topped up by the bank itself. In the *Grand Duchy of Luxembourg* a total sum of EUR 90,000 was donated to NGOs by Dexia BIL. In *Germany* Dexia Kommunalbank Deutschland donated some money to the Red Cross in support of the victims of the earthquake in Pakistan.

The internal framework for **good governance**

To respond to the expectations of its shareholders, investors and clients in terms of transparency and financial information, Dexia Group's responsibility policy has identified a good governance objective in terms of corporate governance, deontology, risk management and audit. Since 2005 specific reporting on the implementation of the Equator Principles in project financing is topping up the system.

Corporate governance

The corporate governance charter of Dexia SA

The Belgian Code on corporate governance – also known as Lippens Code – came into force on January 1, 2005 and includes nine mandatory principles for listed companies. Dexia, which has always given great importance to corporate governance, intends to respect the nine principles. In 2005 the Board of Directors of Dexia SA set up in its midst a "corporate governance" committee in charge of reflecting upon and making proposals on the different governance issues handled by the Lippens Code as well as on its transposition within Dexia. The work of the committee e.g. led to the drafting of a *corporate governance charter.* The charter is – in compliance with the Lippens Code – available on the company web site.

Role, composition and functioning of the Board of Directors

The competences and responsibilities of the Board of Directors, its composition and its functioning are described in the *internal rules of procedures of the Board of Directors.* The internal rules of procedures significantly evolved in 2005 e.g. due to the new organizational structure of Dexia Group and the coming into force of the Lippens Code. The Board of Directors sets the strategic aims and general policy of the Group of which it monitors and gears the management. It appoints the members of the Management Board, decides upon the means needed to reach the strategic aims it defines, watches over the implementation of the management and monitoring program and reports to shareholders. The Board of Directors includes four specialized committees – the strategy committee, the audit committee,

For additional information on "corporate governance", please refer to the *Annual Report* on pp.106-119.

Relations with shareholders

Dexia is paying close attention to the quality of the links it entertains with its individual and institutional shareholders. Willing to reinforce dialogue and transparency towards them, Dexia developed a rigorous, regular and interactive information system. The system is being described on pp. 28-29 of the *Annual Report*.


actionnaires

Cher actionnaire,

the appointments committee and the compensation committee. Unless powers have been expressly delegated to them, the said committees have an advisory role. They allow the Board of Directors to fully use the skills of each member by assigning them specific missions.
- With 19 members and 5 different nationalities the Board of Directors is the reflection of the Group's European identity. It met 11 times in 2005 with an attendance rate of Board members to the meetings of 82%.

Ethics and Compliance

Created early 2003 the "ethics and compliance" function was consolidated to become a true compliance function. Gathering all Compliance officers from all entities, subsidiaries or branches with an activity inside Dexia Group, the compliance function is piloted by a coordination committee gathering all Compliance managers under the auspices of the Chief Compliance officer (CCO) of Dexia SA. The role of the committee is on the one hand to coordinate regulatory surveillance, as well as the establishment, the circulation and the monitoring of the risk coming from not respecting laws, regulations or business standards.

Organization

The Compliance function is organized on the basis of the *Compliance Charter* which defines its missions, powers and aims. The *Code of ethics* translates in practical instructions the general obligations all of the Group's employees are bound by. Particular codes define those rules that apply more specifically to some business lines like financial markets, private banking or financial asset management. The Compliance officers meet with regulators and monitoring authorities on a regular basis in the different countries where Dexia Group is located in order to list and apply best deontology practice. In 2005 the compliance function implemented phase one of a single communication and information exchange software solution equipped with functions allowing for an inventory of laws, regulations, internal policies and procedures for the circulation and follow-up of instructions, for consolidated reporting and for the handling of precise questions.

Principles

• The *integrity policy of Dexia Group* is based on the following principles:
- applying the same principles of ethics and deontology in all Dexia entities;
- respecting laws and regulations both at national and international level;
- promoting transparency and trust to clients, employees and shareholders;
- defining a prevention policy on fraud or any other abuse of assets, system deviation, insider trading or process infringements;
- adopting an upright behavior e.g. in case of operations or information on financial markets.

Those criteria upon which Board members may be deemed independent have been set by the Board. They are listed in full details in the *Annual Report* on p. 110.

For additional information on "Ethics and Compliance", please refer to the *Annual Report* on pp. 120-121.

• Several internal documents deal with prevention, with the management of conflicts of interest and with the struggle against corruption in particular. In the fight against money laundering, a country-based policy takes into account the risk of corruption as part of the customer relation criteria in some countries of the world. Apart from the Code of ethics which recalls the prohibition of active and passive corruption, the Group's policy also allows avoiding or limiting possible bribery influence factors like gifts or invitations. A transparency policy called "whistle-blowing" will add to the terms of the Code of ethics in many domains. Following the passing of stricter requirements in terms of operations on financial instruments, Dexia's vigilance in terms of abuse of market position will be taken particular care of. In this field and within the framework of other regulated areas, Dexia transposes the different directives, acts and circulars as they are published and when they enter into force. Detailed rules and particular follow up frame the operations done for their own account by employees and managers in line with the principle of insider trading prevention.

Risk management

Applying the Basel II agreements

Taking sustainable development into account in risk management led as from 2004 to a systematic census of the information on "operational losses and incidents" imposed by the Basel II agreements. Seven categories of events are considered including two directly linked to the issue of sustainable development: i.e. non-respect of the social regulation applicable and non-respect by the bank of its professional obligations towards a client or a business counterpart. The analysis of the incidents collected in both categories systematically leads to the taking of correcting actions when possible in order to avoid the reoccurring of similar problems. The analysis of past events has been fleshed up since the second half of 2005 thanks to an analysis of events that might generate significant impacts for the Group; this has been made possible by the mapping of operational risks per activity.

For additional information on "Risk management", please refer to the *Annual Report, Accounts & Reports* on pp. 40-45.

Prevention, follow-up and surveillance

Within the framework of the struggle against money laundering and the funding of terrorism, Dexia uses the strictest international standards and transposes them in its internal policies. E.g. Dexia particularly adheres to the recommendations published by the FATF – Financial Action Task Force on Money Laundering – and to the Wolfsberg principles on private banking, correspondent banking and fund administration. The principles are further strengthened by the implementation within the Group of joint prevention, follow-up and surveillance tools. In 2005 the Group went on with the drafting of internal standards and with the deployment of a joint software analyzing transactions to fight against money laundering and the financing of terrorism; the software is called ERASE.

Equator Principles

Elaborated by a group of banks based on the criteria of the International Financial Corporation (IFC), a World Bank Group entity, this set of rules aims at better managing the social and environmental challenges linked to the financing of projects to amounts equal or higher than USD 50 million. Formally adhering to the process means that the bank has to take on an additional process to deepen up its project assessment methods with a view to their impact on the environment and on society and to reporting the information back to the stakeholders.

Applying the Equator Principles

Dexia adhered to the Equator Principles (EP) in September 2003. In line with the implementation of the EP, measuring the potential impact of a project translates into a distribution of the said projects in 3 categories. Projects listed A – susceptible to significantly affect the environment, populations or cultural heritage – require an impact study and a corrective action plan, as well as the opinion of an independent expert on environment. Projects listed B – less damaging effects – require at least an impact study and projects listed C – no negative impact or with a marginal impact – do not call for any particular assessment. Adhering to the EP implies for the bank to check if the borrower did carry out the necessary surveys and consultations and if it is able to respect the action plan.

• In 2005 Dexia strengthened the implementation of the EP in its project financing activity. Hence, 91 EP-based projects were approved in 2005 for a total amount of EUR 170 billion all financers included; 59 have actually been funded in 2005 to a total amount of EUR 143 billion. 25% of the 91 projects approved – i.e. 23 projects representing 8.6% of the amount of structured finances granted by Dexia in 2005 – have been considered as projects that might present environmental and social risks with regards to the EP. Applying the risk rating system of the EP led to the listing of only one of the approved and financed projects in the A category. The said project dealt with the financing of a pipeline to transport gas in Trinidad and Tobago. The required surveys – monitored by a company of independent experts – demonstrated that the environmental impact is acceptable. The 20 projects listed in the B category were also screened using the required survey and consultation procedure before being approved of.

• Within Dexia the implementation of the EP translated in the development of a systematic follow-up method of all projects funded with regards to their impact on the environment and society. In order to provide for the best implementation of the procedure, Dexia organized in 2004 a first training cycle for those employees involved in the implementation of the EP. A second training cycle will be launched with the adoption of Act II of the Equator Principles.

Towards Act II of the Equator Principles

In the group of EP banks – 39 signatory banks as of end 2005 – Dexia participates in the updating of the Equator Principles which should be completed by the end of the summer of 2006. Indeed the EP must be adapted to the revised standards of the IFC and integrated the feedback of their two first years of implementation. Amongst the points mentioned are e.g. the issue of the lowering of the minimum amount triggering the implementation of the EP as well as the transparency policy of the banks when implementing the EP. The revision of the Equator Principles will lead banks to renewing their commitments. Dexia will be a stakeholder in this dynamic in order for – in the pursuit of its commitment – the rules of good behavior to be a sustainable part of its business practice.

Internal audit

Environmental policies are part of the scope of the audit. Hence when project financing dossiers are being handled internal audit makes sure that the policy defined by Dexia in the field of sustainable development is being respected and checks e.g. the correctness of the information and the approval process of the specific sheets drafted e.g. in line with the Equator Principles. The missions on purchasing processes also include commitments pertaining to the "Global Compact". The missions related to the sustainable development policy may also be punctual. Hence in 2004-2005 the internal audit department checked the respect of the obligations and commitments made by Dexia as well as the reliability of the data communicated by the Group's sustainable development report. Moreover, in all its missions the audit department checks the respect of compliance rules. Headcount in the Dexia internal audit and monitoring department was about 200 people in 2005.

For additional information on "Audit", please refer to the Annual Report on pp. 119-120.

2005	Number of projects listed			Dexia share in the total financing amount	Number of projects per sector	Distribution of projects based on the level of income of the countries	
	A	B	C			high level	low or middle level
91 projects approved				5.5%			
including 23 projects listed in one of the EP categories	1	20	2	3.7%	Energy: 8 Infrastructure: 7 Environment: 7 Miscellaneous: 1	16	7 *including* Europe: 2 America: 4 Africa: 1
59 projects funded				3.2%			
including 13 projects listed in one of the EP categories	1	11	1	1.2%	Energy: 6 Infrastructure: 5 Environment: 2	7	6 *including* Europe: 2 America: 3 Africa: 1

The Equator Principles, ***managing social and environmental challenges*** *in the project financing activity*

2003: Adherence to the Equator Principles

Concerned with the strengthening of its social and environmental challenges in its project financing activity, Dexia adhered to the Equator Principles (EP) at the end of 2003.

2004-2005: Implementation of the Equator Principles

Almost 150 projects are approved on the basis of the EP. Implementing the EP is based on an internal method of systematic follow-up to the project finances and leads to reporting within the framework of the Group's sustainable development report.

2006: Towards Act II of the Equator Principles

As a stakeholder in the EP revision process started in 2006 within the framework of the International Financial Corporation (IFC) updating its standards, Dexia reaffirms its on-going commitment and provides lasting support to society's important choices.

Appendices

Appendix 1. The strong development of SRI and microfinance

List of the 15 subfunds of "Dexia Sustainable"

Asset class	Subfund	Reference index	ISIN code
Stocks	EMU	MSCI EMU	Cap. BE0174192774 Dis. BE0945307420
	Europe	MSCI Europe	Cap. BE0173540072 Dis. BE0945310457
	North America	MSCI North America	Cap. BE0173901779 Dis. BE0945318534
	Pacific	MSCI Pacific	Cap. BE0174191768 Dis. BE0945054808
	Accent social	MSCI World	Cap. BE0167113795 Dis. BE0945305408
	World Large Caps	MSCI World	Cap. BE0175503300 Dis. BE0945321561
Mixed	European Balanced High	Mixed index: MSCI Europe (70%) & JP Morgan EMU (30%)	Cap. BE0169199313 Dis. BE0945312479
	European Balanced Medium	Mixed index: MSCI Europe (50%) & JP Morgan EMU (50%)	Cap. BE0159411405 Dis. BE0945316512
	European Balanced Low	Mixed index: MSCI Europe (30%) & JP Morgan EMU (70%)	Cap. BE0159412411 Dis. BE0945314491
Bonds & monetary	Euro Corporate Bonds	iBOXX Euro Corp All	Cap. BE0945493345 Dis. BE0945492339
	Euro Bonds	JP Morgan EMU	Cap. BE943336116 Dis. BE943335100
	Euro Government Bonds	JP Morgan EMU	Cap. BE0945481225 Dis. BE0945480219
	Euro Long Term Bonds	JP Morgan EMU +7 years	Cap. BE0945484252 Dis. BE0945483247
	Euro Short Term Bonds	JP Morgan EMU 1-3 years	Cap. BE0945490317 Dis. BE0945489301
	World Bonds	JP Morgan Global ex-Japan	Cap. BE0945478197 Dis. BE0945477181

The microfinance activity

In 2005 "Dexia Micro-Credit Fund" kept growing: its net inventory value reached USD 78,180,778 at the end of the year, i.e. 53% more than a year ago. The microfinance portfolio experienced the same growth rate: +50% for 2005.

The fund also confirmed its performance: it yielded 4.7% net in 2005 for the USD asset category. Total net yield in the USD category since creation reaches 38.65%. It is also to be noted that there is almost no volatility, which makes the investment product all the more attractive.


13,800
13,230
12,700
12,330
11,830
10,970
10,270
Dec. 99
Dec. 00
Dec. 01
Dec. 02
Dec. 03
Dec. 04
Dec. 05
Share Price USD in the USD subfund

Appendix 2. HR management and social dialogue

DEXIA BUSINESS CARD

Total headcount	24,418
FTE headcount	22,913.35
Evolution of headcount N-1	1.66%
Number of countries	30
New country locations in 2005	5
Number of nationalities represented	68
Number of employers	111
Number of mobility processes between entities	253
Average age	39.16
Fixed-term contract turnover	6.69%
Percentage of part-time employees	18.5%
Percentage of women in part-time	32.33%
Percentage of men in part-time	6.47%
Percentage of open-end contracts	95.3%
Share of employees under 40	52%
Share of employees over 50	16.3%
Share of employees represented in the EWC	77%
Average participation rate of employees in social elections	81%
Collective agreements signed in 2005	39
Average number of training days	2.89
Share of the Group's capital held by employees	4.82%

TOTAL HEADCOUNT PER COUNTRY

Belgium (self-employed included)	15,275
Luxembourg	3,249
France	2,516
Slovakia	781
The Netherlands	542
United States	506
Italy	281
Suisse	232
Spain	220
Royaume-Uni	188
Ireland	173
Germany	115
Singapore	82
Hong Kong/China	58
Israel	33
Denmark	33
Australia	29
Poland (2005 development)	17
Sweden	14
Japan (2005 development)	8
Czech Republic (2005 development)	6
Mexico (2005 development)	6
Romania (2005 development)	4
Bulgaria (2005 development)	3
Canada (2005 development)	3
Other countries	44
Total headcount as of December 31, 2005	**24,418**

In terms of method the indicators that are listed in this appendix deal with those entities where Dexia or its subsidiaries held the majority of the capital on December 31, 2005. Except for the distribution of headcount per country the other indicators do not include the network of independent agents distributing Dexia products in Belgium.

Total headcount per country

• Dexia is now present in 30 countries. However the vast majority of Dexia teams are located in Europe (97%). 2005 was marked by a significant geographic expansion towards new locations in Mexico, Canada, Bulgaria, Japan, Romania, the Czech Republic and Poland. Dexia is a much diversified group that includes 68 different nationalities, 114 employee expats or seconded worldwide and 253 employees who used the opportunity to be mobile from one Dexia entity to the next.

• The presence of Dexia was strengthened in Slovakia (+17%) and in Luxembourg (+8.8%), mainly through the organic growth of its entities i.e. Dexia BIL and FETA. The evolution of Dexia's presence in France (+7.6%) can be explained by organic growth and by a structural effect due to the acquisition of FMS Hoche. Decreases in headcount mainly happened in the Netherlands (-5%) and Germany (-67%) with the closing down of the insurance brokerage company Rekord that happened at the end of 2005.

Dexia is a highly diversified group that includes 68 nationalities.

NATIONALITIES

Country	Number of employees (self-employed excluded)	Country	Number of employees (self-employed excluded)
Albania	1	Libya	1
Algeria	4	Luxembourg	1,192
Australia	35	Macau	9
Austria	3	Malaysia	2
Bahamas	6	Mauritania	1
Belgium	11,390	Mauritius	2
Benin	3	Mexico	3
Bermuda	3	Morocco	12
Bosnia Herzegovina	2	The Netherlands	570
Bulgaria	7	New Zealand	2
Cameroon	4	Niger	7
Canada	5	North Korea	3
China	14	Pakistan	1
Colombia	2	Philippines	1
Czech Republic	15	Poland	27
Denmark	70	Portugal	69
Dominican Republic	1	Romania	20
Ethiopia	1	Russia	9
Finland	7	Senegal	1
France	3,364	Singapore	75
Gabon	1	Slovakia	758
Germany	158	Slovenia	1
Greece	5	South Africa	1
Kingdom of Guam	1	Spain	270
Hong Kong	52	Sri Lanka	1
Hungary	14	Sweden	19
India	3	Switzerland	182
Ireland	126	Tunisia	1
Israel	33	Ukraine	1
Italy	438	United Kingdom	220
Japan	7	USA	461
Laos	2	Vietnam	2
Lebanon	2	ex-Yugoslavia	1
		ex-Zaire	4

• The turnover* of employees in open-end contracts is slightly decreasing: 6.69% against 6.94% in 2004. The total number of people leaving the Group remains stable.

The distribution between men and women

• After several years of stability, the men/women headcount is moving slightly towards women. Men now represent 53.47% of the headcount (53.85 in 2004) and women 46.53% (46.15% in 2004).
• The share of women remains low amongst the 259 top executives (9.3%) and reaches a slightly higher level amongst high-potential executives (24%) and amongst executives (28%).


53.47%
46.53%
Men
Women

*Turnover: number of people leaving active entities at the end of the contract period divided by the average headcount of the active entities at the end of the period for the reference period.

Promoting sustainable employment

Types of contracts

The majority of Dexia employees are hired under long-term contracts (LTC).
Fixed-term contracts (FTC) are primarily used to replace people who are temporary missing or who are on away missions.


3.39%
96.61%
LTC Men 2005
FTC Men 2005


6.28%
93.72%
LTC Women 2005
FTC Women 2005

Part-time work

The proportion of part-time employees in the Group's headcount has been constantly growing since 2003. It is now 18.51% of all employees who chose this solution – against 15% in 2003 and 17% in 2004. The proportion of part-time men grew by 1% and is now at 6.5%. In 2005 32% of women worked part-time.


18.51%
81.49%
Full time 2005
Part time 2005

A balanced distribution of headcount

Average age
Men: 40.38 years
Women: 37.76 years

Dexia Group has a generally balanced age pyramid. The average ages did not evolve much between 2004 and 2005. The average age of men moved from 40.20 to 40.38 and the one of women from 37.50 to 37.76. The evolution is quite logical given the stability of the workforce in 2005 and the absence of significant structural effects. The total average age is at 39.16 years. 35% of the headcount are under 35 and 52% under 40. Employees over 50 represent 16.3% of the Group's headcount. This distribution is stable compared to 2004.
More than 50% of Dexia employees joined the Group less than 10 years ago which bears witness to the strong development of Dexia since its incorporation in 1996. Average seniority was at 11.53 years in 2005.

AGE PYRAMID
in %



> 59
55-59
50-54
45-49
40-44
35-39
30-34
25-29
20-24
< 20
20%
15%
10%
5%
0%
5%
10%
15%
20%

SENIORITY PYRAMID
in %



> 40
36-40
31-35
26-30
21-25
16-20
11-15
6-10
0-5
40%
30%
20%
10%
0%
10%
20%
30%
40%
Male
Female

The development of training


34.99%
5.57%
26.56%
32.88%
Elementary school
Secondary school
Post secondary short (3 years maximum)
Post secondary long (4 years and more)

Topic of the collective agreement in 2005


20%
25%
21%
8%
13%
Employee savings
Trade union rights
Working time
Health and safety
Restructuring
Internal rules
Pay and status

A high level of initial training

Almost 70% of Dexia's employees have a level of initial training that corresponds to short post secondary schooling – secondary +3 years – or long post secondary schooling – secondary + more than 3 years.

The development of training

• The average number of training days per employee and per annum is at 2.89 days against 2.48 days in 2004*. Training covers all professional areas and is directly implemented by the entities on the basis of the yearly census done on the occasion of a yearly professional assessment. Indeed within the yearly assessment process called "Personal development Process", employees and managers must assess their training needs every year which will either allow reaching the company's objectives or allow anticipating upon the evolutions of the business lines.

• In 2005 697 employees from 45 entities of the Group followed the classes of the Dexia Corporate University, mainly at the Sales & Business Development faculty.

Low absenteeism

Absenteeism on grounds of illness is at an average of 7.54 days per annum and per person – maternity and paternity leaves excluded. Most sickness leaves are however quite short.

Life in the company and social dialogue

• Dexia employees participate actively in the election of their representatives with 81% of participation in social elections. Every entity that fulfills the conditions on headcount gets one employee representative. Those entities that employ more than 150 employees are allowed to have a seat in the European Works Council of Dexia. In 2005 this body gathered 11 entities i.e. 77% of the whole Group headcount. The EWC is therefore particularly representative and active.

The strong increase in the frequency of the EWC meetings and the topics handled bear witness to the important position of this structure in social dialogue at Group level.

• Social dialogue was particularly rich in 2005 with 39 collective agreements signed in the main entities**. The agreements signed in 2005 mainly deal with employee savings – 25% mainly in France – trade union rights (21%), pay and status (20%) as well as working time (13%).

* 2004 data reassessed to be comparable to 2005.

** Dexia BIL, DBB, DCL, Dexia AM, Dexia Sofaxis, DBPF, DISB, DIB, DFS, DBnl, Belstar, and Dexia Crédits Logement.

Level of staff costs

See the *Annual report* in the "Consolidated statement of income", p. 38.

Opinion on **some of the information** published in the **Dexia sustainable development** report

Upon request of the Dexia Sustainable development department, we reviewed some of the information published by Dexia Group. The work was done by the experts or our French and Belgian Sustainable Development Departments.

Aim of the work

Our aims were:

• To review the quality of the collection and consolidation of the following data:
- environmental indicators: waste, paper, cartridges, fluids, energy and professional travel;
- social indicators: men-women distribution, type of contracts, part-time work, training, absenteeism and employee shareholding;

• to review the reality of the following information:
- statistics and information on banking services supplied to the less well-off (p. 25);
- statistics and information on Dexia Bank's mobility plan in Belgium (pp. 34-35);
- statistics and information on the place of women in management (pp. 40 and 60);
- statistics and information on the "distribution of the main themes" graph related to the company's citizenship commitment (p. 46);
- information and statistics on the respect of the Equator Principles: review of project sheets to test the implementation of the internal project selection process (pp. 54-55).

Nature and scope of the work

Our work was done at the Group headquarters in Brussels and at the headquarters of entities Dexia Bank in Brussels (DBB), Dexia Crédit Local in Paris (DCL) and Dexia Banque Internationale à Luxembourg (Dexia BIL) and took care of:

• Reviewing environmental and social indicators:
- interviews and analysis of documents with people in charge of social and environmental reporting: review of the implemented organization, existing procedures, and dedicated reporting tools;
- interviews with 8 correspondents in the following departments and/or subsidiaries: Dexia SA, DBB, DCL, and Dexia BIL;

• Reviewing other information:
- interviews with 2 people from DBB on the "Offer of banking services to the less well-off", with 1 person on "Dexia Bank's mobility plan in Belgium", with 1 person from Dexia BIL and 1 person from Dexia SA on "the place of women in management", with 3 people of Dexia SA for "citizen commitment" and 3 people of DCL on the "Equator Principles".

Comments

Our work calls for the following comments:

• On environmental and social comments:
- Dexia Group has implemented procedures for the collection of data pertaining to social and environmental indicators which seemed clear and well-documented, particularly the part on the environment;
- The process however have some margin for improvement particularly on: how to formalize the actions carried out by contributors in order to collect and consolidate the information concerned, on how to consolidate data by strengthening the use of dedicated tools, and on how to improve and strengthen internal monitoring;
- Data collection is happening on variable perimeters depending on the entities and on the availability of the information, the perimeters being expressed in FTE (full-time equivalent) and clearly mentioned in the report; however it would be useful to make sure that the data collected do represent the whole of the indicators described;

• On other information: The information and figures we reviewed do not call for any particular comment on the veracity of their description in the present report.

PricewaterhouseCoopers
Sylvain LAMBERT
Partner
Paris, March 21, 2006

(free translation)

The *Sustainable Development Report 2005*, published in appendix to the Dexia *Annual Report 2005*,
has been published in partnership between the Sustainable Development Department
and the Communication Department of the Group.
It has been drafted in cooperation with the Communication Departments of Dexia Bank Belgium,
Dexia Crédit Local and Dexia Banque Internationale à Luxembourg,
Dexia Asset Management and Dexia Insurance Services.

If you wish to tell us your opinion, please write to:
sustainabledevelopment@dexia.com

This report is also available in Dutch, French and German.
It just needs to be requested at the Dexia head office in Brussels or in Paris.


no achievement without
lasting commitment

no achievement without
lasting commitment


Dexia entrusted Gueorgui Pinkhassov, photographer for Magnum Agency,
with providing the illustrations for its *Annual Report 2005*. He carried out his tasks at several of the Group's locations in Paris, Brussels and Luxembourg. We would like to thank all of those who appear in these pages.

www.dexia.com

Dexia SA
Square de Meeûs 1
B-1000 Brussels
Account no. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

Address in Paris
7-11, quai André Citroën
F-75015 Paris

Address in Luxembourg
69, route d'Esch
L-2953 Luxembourg

Photo credits
Gueorgui Pinkhassov - Magnum, Michel Labelle, Rea, all rights reserved.

Concept & Design
L'Agence Synelog

Production
NORD COMPO +33 3 20 41 40 01

Printed by
Snoeck-Ducaju, B-9000 Ghent
The *Sustainable Development Report 2005* is printed on Novatech.
The manufacturer of Novatech paper takes into account the principles of sustainable development and is ISO 14001 and EMAS (Eco Management and Audit Scheme) certified as well as PEFC (Program for Endorsement of Forest Certification Schemes) certified for paper based on sustainable managed timber forests; it is also bearer of the Nordic Swan ecolabel.

DEXIA



INVITATION TO ATTEND

**the Ordinary Shareholders' Meeting
and the Extraordinary Shareholders' Meeting
on 10 May 2006
Brussels**

DEXIA



... je date et signe ci-dessous.
I plan to attend the meeting and request an admission ticket (please date and sign in the box below).

Voyez ORDRE DU JOUR au verso
See AGENDA on the back

B - ☐ Je n'assisterai pas à cette assemblée. J'utilise le formulaire de procuration* ci-dessous (selon l'une des trois possibilités offertes) et je date et signe ci-dessous.
I do not plan to attend the meeting. I prefer to use the proxy statement below (one of the three choices) (please date and sign in the box below).*

DEXIA

Siège social/*Headquarters*
Square de Meeûs 1 - 1000 Bruxelles
RPM Bruxelles TVA BE 0458.548.296

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE DU MERCREDI 10 MAI 2006, à l'issue de l'assemblée générale ordinaire

EXTRAORDINARY SHAREHOLDERS' MEETING ON WEDNESDAY MAY 10, 2006 AFTER THE ORDINARY SHAREHOLDERS' MEETING

à l' / *at* Auditorium 44, boulevard du Jardin Botanique 44 - 1000 Bruxelles

CADRE RÉSERVÉ
FOR COMPANY USE ONLY

Identifiant / *Account*
Nombre d'actions / *Number of shares* ☐ Nominatif / *Registered* ☐ Porteur / *Bearer* VS
Nombre de voix / *Number of voting rights*

choisissez / *please choose option*
1 ou / *or* **2** ou / *or* **3**
Si vous choisissez 2 ou 3, vous devez noircir la case correspondante
If you choose option 2 or 3 you must blacken the corresponding box

1 — **JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE et l'autorise à approuver toutes les résolutions. Je date et signe ci-dessous.**
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO APPROVE ALL RESOLUTIONS Please date and sign in the box below.

☐ **2** — **JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE ET L'AUTORISE À VOTER SELON LES INSTRUCTIONS SUIVANTES :**
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO VOTE ACCORDING TO THE FOLLOWING INSTRUCTIONS:

Il votera OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant la case correspondante (▮) et pour lesquels il vote NON ou pour lesquels il s'abstient (ABST). Une abstention équivaut à voter contre les résolutions indiquées.

He shall vote FOR all the resolutions proposed or approved by the Board of Directors, EXCEPT for those for which I blackened the corresponding box (▮) and for which he shall vote AGAINST or for which he shall not cast a vote (ABST). An abstention is equivalent to voting against the indicated resolutions.

	1	2	3	4	5	6
NON / *Against*	☐	☐	☐	☐	☐	☐
ABST	☐	☐	☐	☐	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*
- Je donne pouvoir au président de voter en mon nom / *I authorize the Chairman to vote in my name.*
- Je lui demande de s'abstenir, ce que je signale en noircissant la case ci-contre (▮) ☐
  I ask him not to cast a vote. I indicate this option by blackening (▮) the box on the right.

☐ **3** — **JE DONNE PROCURATION IRRÉVOCABLE À UNE PERSONNE DÉNOMMÉE**
I IRREVOCABLY AUTHORIZE REPRESENTATION BY PROXY

M./Mme (nom, prénom, adresse du mandataire) / *Mr/Mrs (name, first name, address of proxy)*

pour me représenter à l'assemblée mentionnée ci-dessus, où il/elle peut prendre part à toutes délibérations et tous votes, approuver, rejeter ou s'abstenir au sujet de toutes propositions se rapportant à l'ordre du jour, tout amendement ou toute résolution nouvelle. / *to represent me at the above-mentioned meeting and take part in all deliberations or votes, approve, reject or abstain from voting about all resolutions relating to the agenda, all amendments or new resolutions.*

Identification de l'actionnaire - Nom, prénom, adresse / *Identification of the shareholder - Name, first name, address*
M./Mme / *Mr/Mrs*

Pour être pris en considération, ce formulaire doit parvenir aux adresses, dates et heures mentionnées dans la brochure de convocation :
In order to be valid, this proxy statement must be returned to the addresses, at the date and time mentioned in the Invitation brochure

- **Pour les propriétaires d'actions nominatives** / *For holders of registered shares:* voir page 2, point a) de la brochure / *see page 2, item a) of the brochure*
- **Pour les propriétaires d'actions au porteur** / *For holders of bearer shares:* voir page 2, point b) de la brochure / *see page 2, item b) of the brochure*

Date et Signature
Date and Signature

TITRES AU PORTEUR : CERTIFICAT D'IMMOBILISATION NÉCESSAIRE POUR ÊTRE VALABLE
BEARER SHARES: A CERTIFICATE CONFIRMING IMMOBILIZATION IS REQUESTED

*La présente procuration vaut également pour toute autre assemblée générale qui sera convoquée avec le même ordre du jour. / *This proxy also applies to any shareholders' meeting convened with the same agenda.*

ORDRE DU JOUR

1. PROPOSITION D'AUTORISER L'ACQUISITION D'ACTIONS PROPRES

Proposition (a) d'autoriser le conseil d'administration, dans le respect des conditions imposées par la loi et ce, pendant une nouvelle période qui se terminera dix-huit (18) mois après la date d'entrée en vigueur de la présente autorisation, (i) à acquérir en Bourse ou de toute autre manière, des actions propres de la société à concurrence du nombre maximum légal pour une contre-valeur établie conformément au prescrit de toute loi ou tout règlement applicable au moment du rachat et qui ne pourra être inférieure à un euro par action ni supérieure de plus de dix pour cent (10 %) par rapport au dernier cours de clôture sur Euronext Bruxelles, et (ii) pour autant que de besoin, à aliéner les actions propres de la société, éventuellement au delà de la période de dix-huit (18) mois maximum prévue pour leur acquisition et (b) d'autoriser les filiales directes au sens de l'article 627, alinéa 1er du Code des Sociétés à acquérir ou aliéner des actions de la société aux mêmes conditions.

L'assemblée générale confie par ailleurs tous les pouvoirs au conseil d'administration, qui pourra à son tour déléguer ces pouvoirs, pour (i) déterminer le cas échéant les modalités et les conditions de revente ou d'aliénation des actions propres et (ii) décider et mettre en œuvre, le cas échéant, l'aliénation desdites actions propres.

Ces autorisations et délégations entreront en vigueur à la date de la présente assemblée générale. À partir de cette même date, les autorisations temporaires accordées le onze mai deux mille cinq au conseil d'administration et aux filiales directes visées ci-dessus prendront fin.

2. PROPOSITION D'ANNULATION DES ACTIONS PROPRES

Proposition :

(a) d'annuler et détruire, sans réduction de capital, l'ensemble des actions propres que détiendra la société le 5 mai 2006, soit cinq jours avant l'assemblée, en ce compris les actions qu'elle aurait, le cas échéant, acquises entre la date de la convocation à la présente assemblée et le 5 mai 2006. Le nombre d'actions dont l'annulation et la destruction seront soumises au vote des actionnaires sera communiqué au cours de cette assemblée ;

(b) d'imputer la valeur comptable nette de ces actions sur la réserve indisponible constituée conformément à l'article 623 du Code des Sociétés et de réduire à due concurrence le montant de cette réserve indisponible ;

(c) de modifier en conséquence le premier alinéa de l'article 4 des statuts de la société, lequel indiquera le nombre de titres représentant le capital consécutivement à cette annulation ; et

(d) de confier tous les pouvoirs au conseil d'administration ou à l'administrateur délégué agissant seul, avec faculté de sous-délégation, pour prendre toutes mesures et tous actes nécessaires à l'exécution de la présente décision d'annulation des actions propres et notamment pour procéder à la destruction des titres concernés.

3. PROPOSITION D'ÉMISSION DE DROITS DE SOUSCRIPTION EN VUE DU PLAN D'ACTIONNARIAT 2006

Communication (i) du rapport spécial du conseil d'administration établi conformément aux article 583 al.1er, 596 et 598 du Code des Sociétés relatif à l'émission d'un nombre maximum de 1 200 000 droits de souscription en faveur des collaborateurs des réseaux d'agences indépendants du groupe Dexia en Belgique et, le cas échéant, des collaborateurs de certaines entités étrangères du groupe Dexia dans le cadre du plan d'actionnariat 2006, et à la suppression du droit de souscription préférentiel des actionnaires existants à l'occasion de cette émission de droits de souscription et (ii) du rapport spécial du collège des commissaires établi conformément à l'article 596 du Code des Sociétés relatif à la suppression du droit de souscription préférentiel des actionnaires existants de la société.

Proposition d'émettre, sous la double condition suspensive (a) d'une décision du conseil d'administration de procéder à l'émission effective des droits de souscription, et (b) de l'attribution effective de ceux-ci par le conseil d'administration ou son (ses) mandataire(s), d'un nombre maximum d'un million deux cent mille (1 200 000) droits de souscription, conférant chacun le droit de souscrire à une action de la société. Cette émission est faite, dans le cadre du plan d'actionnariat 2006, notamment en faveur des collaborateurs des réseaux d'agences indépendants du groupe Dexia en Belgique et, le cas échéant, des collaborateurs de certaines filiales à l'étranger. Les droits de souscription sont soit exerçables immédiatement, soit exerçables à une ou plusieurs dates précises, déterminées par le conseil d'administration ou son (ses) mandataire(s), pour un prix d'exercice qui, par droit de souscription, sera égal à la moyenne des cours de clôture de l'action sur Euronext Bruxelles pendant les trente (30) jours précédant le jour du début de leur émission effective.

Proposition d'augmenter le capital sous la double condition suspensive (a) de l'émission effective des droits de souscription et (b) de leur exercice, d'un montant égal au produit du nombre d'actions émises à la suite de l'exercice des droits de souscription par le pair comptable des actions ordinaires existantes de la société au moment de l'augmentation de capital, par l'émission d'un nombre d'actions ordinaires assorties de strips VVPR de la société, déterminé comme décrit ci-dessus. Les actions qui seront ainsi créées bénéficieront des mêmes droits que les actions existantes et auront droit au dividende relatif à l'exercice comptable de l'année de leur émission. La différence éventuelle entre la somme du prix d'exercice des droits de souscription et le montant de l'augmentation de capital sera affectée comme prime d'émission à un compte de réserve indisponible « prime d'émission ».

Proposition de conférer à deux membres du conseil d'administration ou à deux membres du comité de direction agissant deux à deux, ou à l'administrateur délégué agissant seul, avec pouvoir de substitution, tous pouvoirs pour l'exécution des résolutions à prendre sur les points qui précèdent et notamment toutes adaptations ou ajustements des modalités de l'émission des droits de souscription (sans pouvoir toutefois modifier les caractéristiques économiques essentielles de l'émission telles que décrites dans le rapport du conseil, ni en particulier modifier le mode de détermination du prix de souscription), faire constater authentiquement l'exercice des droits de souscription et la réalisation de l'augmentation de capital et l'émission des actions qui en découlent, la modification des statuts suite au nouveau montant du capital et le nouveau nombre d'actions, l'affectation de la prime d'émission au compte indisponible, et coordonner les statuts.

4. PROPOSITION DE RENOUVELER LE CAPITAL AUTORISÉ

1. Communication du rapport spécial du conseil d'administration conformément à l'article 604, alinéa 2 du Code des sociétés, relatif au capital autorisé.

2. Proposition :

2.1 d'annuler le solde non utilisé du capital autorisé existant à la date de l'assemblée et de créer un nouveau capital autorisé d'un montant de quatre milliards huit cent quatre-vingt-sept millions cinq cent mille euros (EUR 4 887 500 000) pour une période de cinq ans, avec effet à dater de la publication aux Annexes du Moniteur belge de la présente décision.

2.2 de renouveler également, pour la même période, l'autorisation visée à l'article 6, alinéa 2 des statuts.

2.3 pour autant que de besoin, il est précisé que les résolutions qui précèdent ne portent pas préjudice à l'habilitation complémentaire décidée par l'assemblée générale extraordinaire du 12 mai 2004 en vertu de l'article 607, al 2., 2° du Code des Sociétés. Cette habilitation renouvelable, et valable pour une période de trois ans venant à échéance le 12 mai 2007, autorise le conseil d'administration à augmenter le capital dans le respect des conditions prescrites par la loi et les statuts même après la réception de la communication d'un avis d'offre publique d'acquisition. Les augmentations de capital décidées par le conseil d'administration dans le cadre de cette autorisation du 12 mai 2004 s'imputeront donc sur le solde du capital autorisé renouvelé conformément à l'alinéa 2.1 ci-dessus.

3. Proposition d'adapter en conséquence le premier alinéa de l'article 6 des statuts de la manière suivante : « *Aux dates et conditions qu'il fixera, le conseil d'administration est autorisé à augmenter le capital en une ou plusieurs fois, à concurrence d'un montant maximum de quatre milliards huit cent quatre-vingt-sept millions cinq cent mille euros (EUR 4 887 500 000). Cette autorisation est valable pour une période de cinq ans à dater de la publication aux Annexes du Moniteur belge de la modification des statuts décidée par l'assemblée générale extraordinaire du 10 mai 2006. Elle est renouvelable.* »
L'article 6 des statuts demeure pour le reste inchangé.

4. Proposition d'insérer un deuxième et troisième alinéas sous le titre « Disposition Transitoire » des statuts. Ils sont libellés comme suit :
« *L'autorisation relative au capital autorisé accordée par décision de l'assemblée générale extraordinaire du 6 juin 2001 reste en vigueur jusqu'à la publication aux Annexes au Moniteur belge de l'autorisation accordée par l'assemblée générale extraordinaire visée au premier alinéa de l'article 6 des statuts. L'autorisation relative au capital autorisé accordée par décision de l'assemblée générale extraordinaire du 10 mai 2006 sortira ses effets pour une durée de cinq ans à dater de la publication aux Annexes du Moniteur belge de la modification des statuts qu'elle entraîne, sans préjudice des droits de l'assemblée générale d'y mettre fin de manière anticipée.*
L'habilitation renouvelable du conseil d'administration d'utiliser le capital autorisé dans les conditions énoncées à l'article 607 du Code des Sociétés en cas d'offre publique d'acquisition vient à échéance le 12 mai 2007. »

5. PROPOSITION RELATIVE À LA TENUE D'UN REGISTRE ÉLECTRONIQUE DES TITRES NOMINATIFS DE LA SOCIÉTÉ

Proposition, conformément à l'article 463, alinéa 2, du Code des Sociétés, tel que modifié par la loi du 14 décembre 2005 portant suppression des titres au porteur :

(a) de tenir le registre des actionnaires sous une forme électronique conformément à l'article 463, alinéa 2, du Code des Sociétés susvisé et à ses dispositions d'exécution ; et

(b) de donner tous pouvoirs à deux membres du comité de direction agissant conjointement ou à l'administrateur délégué, agissant seul, qui pourra déléguer ces pouvoirs, afin de mettre en œuvre cette faculté de tenir le registre des actionnaires sous une forme électronique.

6. PROPOSITION D'ATTRIBUTION DE POUVOIRS

Proposition de conférer les pouvoirs, sans préjudice aux délégations de pouvoirs spécifiques mentionnées dans les précédentes résolutions de la présente assemblée, à deux administrateurs ou deux membres du comité de direction, agissant deux à deux ou à l'administrateur délégué, agissant seul, avec pouvoir de substitution, pour l'exécution des décisions prises par l'assemblée générale extraordinaire, en ce compris la coordination des statuts de la société suite aux modifications susmentionnées et d'effectuer toute formalité nécessaire ou utile à cet effet.

Message of the Chairmen

Contents

Brussels, 21 March 2006

Dear Sir, Dear Madam, Dear Shareholder,

We have pleasure in inviting you to the Ordinary Shareholders' Meeting of Dexia SA's. The meeting will be followed immediately by an Extraordinary Shareholders' Meeting.

These two meetings will be held on **Wednesday 10 May 2006 starting at 2.30 pm** in the Auditorium 44, boulevard du Jardin Botanique 44 – 1000 Brussels.

We hope very much that you will be able to take part in them as they constitute one of the highlights in the history of our Group.

This brochure provides you with all the information you require concerning the conduct of the meetings, the agendas and the terms and conditions for participating. It also contains (i) the special report by the Board of Directors on the renewal of authorized capital (drawn up in accordance with Article 604 of the Company Code) and (ii) the special report by the Board of Directors on the issuing of subscription rights which is linked to the establishment of an employee share plan for 2006 and has been drawn up in pursuance of Articles 583, paragraph 1, 596 and 598 of the Company Code. This report is followed by the related Auditors' report.

Should the Extraordinary General Meeting when first convened be unable to deliberate validly for lack of a quorum representing at least 50 percent of the capital, a new Extraordinary General Meeting will be convened and will deliberate validly regardless of the percentage of capital represented. This second Extraordinary General Meeting will, if convened, take place on Monday 12 June 2006 at 10 am.

We hope very much that we will be able to count on your presence and look forward to seeing you at the meetings.

Yours faithfully,

Axel Miller,
Chief Executive Officer

Pierre Richard,
Chairman of the Board of Directors

Who can attend or be represented at, the meetings?

Any shareholder, regardless of the number of shares held, may attend the meetings in person or be represented by the Chairman of the meeting or by a third party.

Holders of REGISTERED shares (a):
must, to be admitted or represented at the two meetings:

- **In Belgium and the Grand Duchy of Luxembourg:** return the two participation/proxy forms, duly completed and signed, to Dexia Bank Belgium – Boulevard Pachéco 44 (PA 7/21) – 1000 Brussels (Belgium). In order to be eligible, these documents must be received no later than 16:00 on 5 May 2006.
- **In France:** return the two participation/proxy forms, duly completed and signed, to CACEIS Corporate Trust – 14, rue Rouget de Lisle – 92862 Issy-les-Moulineaux Cedex 9 (France). In order to be eligible, these documents must be received no later than 16:00 on 5 May 2006.

Holders of BEARER shares (b):
must, to be admitted or represented at the two meetings:

- **In Belgium:** deposit their shares with one of the branches of Dexia Bank Belgium no later than 16:00 on 5 May 2006.
- **In the Grand Duchy of Luxembourg:** deposit their shares with a branch of Dexia Banque Internationale à Luxembourg no later than 16:00 on 5 May 2006.
- **In France:** send the participation/proxy forms, duly completed and signed, indicating the number of shares, directly to the financial intermediary who will hold onto their shares and ask them to draw up a share immobilization certificate and to send everything to CACEIS Corporate Trust – 14, rue Rouget de Lisle – 92862 Issy-les-Moulineaux Cedex 9 (France). In order to be eligible, these documents must be received no later than 16:00 on 5 May 2006.

You will find all practical details from page 3 to page 7.

How to attend or be represented at, the meetings?

The Ordinary Shareholders' Meeting will be held on 10 May 2006 at 14:30.
The Extraordinary Shareholders' Meeting will be held after the Ordinary Shareholders' Meeting.

To help the meetings run smoothly, we recommend that you get to reception for 14:00; please make sure you have with you your admission card and ID card for signing the attendance lists.

A You wish to attend the meetings

If your shares are in circulation in Belgium, Luxembourg or in other countries except for France

■ **And if your shares are registered shares:**
- Tick **box A** of both participation/proxy forms
- Date and sign these forms
- Return them using the envelope enclosed in the dossier; the forms must be received no later than 16:00 on 5 May 2006.

■ **And if your shares are bearer shares:**
- Ask your financial intermediary to immobilize your shares, to return the immobilization certificate and give you the admission cards (compulsory document to be allowed to participate in the meetings) no later than 16:00 on 5 May 2006.

If your shares are in circulation in France

■ **And if your shares are registered shares:**
- Tick **box A** of both participation/proxy forms
- Date and sign these forms
- Return them using the T envelope enclosed in the dossier; the forms must be received no later than 16:00 on 5 May 2006.

■ **And if your shares are bearer shares:**
(entrusted to your financial intermediary)
- Tick **box A** of both participation/proxy forms
- Date and sign these forms
- Send the participation/proxy forms to your financial intermediary. He will draw up the immobilization certificate for your shares (compulsory document to be allowed to participate in the meetings). Your financial intermediary will send the participation/proxy forms and the immobilization certificate to CACEIS Corporate Trust; the forms must be received no later than 16:00 on 5 May 2006.

B You cannot attend the meetings

You can use both participation/proxy forms hereby enclosed to choose one of the three available options:

- **appoint the Chairman of the meeting with the power of proxy to approve all resolutions proposed;**
- **appoint the Chairman of the meeting with the power of proxy by giving him/her instructions on how to vote on the resolutions;**
- **arrange representation by another proxy** (natural or legal person).

Whichever option is chosen, it is essential that the shareholder sign the forms.

The signatory is asked to indicate precisely, in the area provided for this purpose, his/her surname (in capitals), usual first name and address; if these details already appear on the forms, the signatory is asked to check and if necessary amend them. For legal persons, indicate the name and address of the legal person together with the surname, first name and address of the signatory.

If your shares are in circulation in Belgium, Luxembourg or in other countries except for France

And if your shares are registered shares:

- Tick **box B** of both participation/proxy forms
- Complete, date and sign these forms
- Return them using the envelope enclosed in the dossier; the forms must be received no later than 16:00 on 5 May 2006.

And if your shares are bearer shares:

- Tick **box B** of both participation/proxy forms
- Complete, date and sign these forms
- Ask your financial intermediary to immobilize your shares and return the immobilization certificate for your shares (compulsory document to be allowed to participate in the meetings)
- Return the participation/proxy forms to Dexia Bank Belgium – Boulevard Pachéco 44 (PA 7/21) – 1000 Brussels (Belgium); the forms must be received no later than 16:00 on 5 May 2006.

If your shares are in circulation in France

And if your shares are registered shares:

- Tick **box B** of both participation/proxy forms
- Complete, date and sign these forms
- Return them using the T envelope enclosed in the dossier; the forms must be received no later than 16:00 on 5 May 2006.

And if your shares are bearer shares:
(entrusted to your financial intermediary)

- Tick **box B** of both participation/proxy forms
- Complete, date and sign these forms
- Send the participation/proxy forms to your financial intermediary. He will draw up the immobilization certificate for your shares (compulsory document to be allowed to participate in the meetings). Your financial intermediary will send the participation/proxy forms and the immobilization certificate to CACEIS Corporate trust; the forms must be received no later than 16:00 on 5 May 2006.

If you wish to give the Chairman of the meeting the authority to approve all resolutions proposed:

- do not tick either the box preceding **2**, or the box preceding **3**.

If you wish to give instructions to the Chairman of the meeting:

- you must tick the box preceding **2**.

In this case, you are asked

■ For draft resolutions proposed by the Board of Directors:
- either to give the instruction to vote **yes** for all resolutions by not filling in any box,
- or to give the instruction to vote **against** or to **abstain**, by filling in individually, for each resolution, the box corresponding to your choice.

■ For new amendments or resolutions, you can choose between:
- authority given to the Chairman of the meeting to vote in your place,
- an instruction given to the Chairman of the meeting to abstain from such votes, by filling in this choice.

In Belgian law, an abstention:
- has no effect, either positive or negative, on the result of votes in an ordinary shareholders' meeting,
- is equivalent, in an extraordinary shareholders' meeting, to voting against the resolutions indicated.

If you wish to be represented by another proxy: (natural or legal person)

- you must tick the box preceding **3**.

If the proxy is a natural person, indicate his/her surname, usual first name and address. If the proxy is a legal person, indicate the name and address of this legal person.

To help the meetings run smoothly, we recommend that your proxy gets to reception for 14:00; please make sure he/she brings his/her ID card for signing the attendance lists.

To attend the Ordinary Shareholders' Meeting

If you plan to attend the Ordinary Shareholders' Meeting: tick box A – date and sign in the box **at the bottom of the form.**

If you cannot attend the Ordinary Shareholders' Meeting: you may authorize the Chairman or another proxy to vote in your name: tick box B and see hereunder – date and sign in the box **at the bottom of the form.**

A - ▯ **Je désire assister à cette assemblée. Je demande une carte d'admission et je date et signe ci-dessous.**
I plan to attend the meeting and request an admission ticket (please date and sign in the box below)

B - ▯ **Je n'assisterai pas à cette assemblée. J'utilise le formulaire de procuration* ci-dessous (selon l'une des trois possibilités offertes) et je date et signe ci-dessous.**
I do not plan to attend the meeting. I prefer to use the proxy statement below (one of the three choices) (please date and sign in the box below).*

Voyez ORDRE DU JOUR au verso
See AGENDA on the back

DEXIA

Siège social/Headquarters
Square de Meeûs 1 - 1000 Bruxelles
RPM Bruxelles TVA BE 0458.548.296

ASSEMBLÉE GÉNÉRALE ORDINAIRE DU MERCREDI 10 MAI 2006, à 14 H 30
ORDINARY SHAREHOLDERS' MEETING ON WEDNESDAY MAY 10, 2006 at 2:30 p.m.
à l' / *at* Auditorium 44, boulevard du Jardin Botanique 44 - 1000 Bruxelles

CADRE RÉSERVÉ
FOR COMPANY USE ONLY
Identifiant / *Account*
Nombre d'actions / *Number of shares*
Nominatif / *Registered*
Porteur / *Bearer*
VS
Nombre de voix / *Number of voting rights*

choisissez / *please choose option*
1 ou / *or* **2** ou / *or* **3**
Si vous choisissez 2 ou 3, vous devez noircir la case correspondante
If you choose option 2 or 3 you must blacken the corresponding box

1 JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE
et l'autorise à approuver toutes les résolutions. Je date et signe ci-dessous.
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO APPROVE ALL RESOLUTIONS
Please date and sign in the box below.

▯ **2** JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE ET L'AUTORISE À VOTER SELON LES INSTRUCTIONS SUIVANTES :
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO VOTE ACCORDING TO THE FOLLOWING INSTRUCTIONS:

Il votera OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant la case correspondante ▮ et pour lesquels il vote NON ou pour lesquels il s'abstient (ABST). Une abstention n'a aucune incidence, ni positive, ni négative, sur le résultat des votes.

He shall vote FOR all the resolutions proposed or approved by the Board of Directors, EXCEPT for those for which I blackened the corresponding box ▮ and for which he shall vote AGAINST or for which he shall not cast a vote (ABST). This last option has no effect, either positive or negative, on the results of votes.

NON / Against	1 ▯	2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯	10 ▯	11 ▯	12 ▯	13 ▯	14 ▯	15 ▯
	16 ▯	17 ▯	18 ▯	19 ▯	20 ▯	21 ▯									
ABST	1 ▯	2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯	10 ▯	11 ▯	12 ▯	13 ▯	14 ▯	15 ▯
	16 ▯	17 ▯	18 ▯	19 ▯	20 ▯	21 ▯									

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*
- Je donne pouvoir au président de voter en mon nom / *I authorize the Chairman to vote in my name.*
- Je lui demande de s'abstenir, ce que je signale en noircissant la case ci-contre ▮
  I ask him not to cast a vote. I indicate this option by blackening ▮ the box on the right. ▯

▯ **3** JE DONNE PROCURATION IRRÉVOCABLE À UNE PERSONNE DÉNOMMÉE
I IRREVOCABLY AUTHORIZE REPRESENTATION BY PROXY

M./Mme (nom, prénom, adresse du mandataire) / Mr/Mrs (name, first name, address of proxy)

pour me représenter à l'assemblée mentionnée ci-dessus, où il/elle peut prendre part à toutes délibérations et tous votes, approuver, rejeter ou s'abstenir au sujet de toutes propositions se rapportant à l'ordre du jour, tout amendement ou toute résolution nouvelle / *to represent me at the above-mentioned meeting and take part in all deliberations or votes, approve, reject or abstain from voting about all resolutions relating to the agenda, all amendments or new resolutions*

Identification de l'actionnaire - Nom, prénom, adresse / *Identification of the shareholder - Name, first name, address*
M./Mme / *Mr/Mrs*

Pour être pris en considération, ce formulaire doit parvenir aux adresses, dates et heures mentionnées dans la brochure de convocation :
In order to be valid, this proxy statement must be returned to the addresses, at the date and time mentioned in the Invitation brochure
- **Pour les propriétaires d'actions nominatives** / *For holders of registered shares:* voir page 2, point a) de la brochure / *see page 2, item a) of the brochure*
- **Pour les propriétaires d'actions au porteur** / *For holders of bearer shares:* voir page 2, point b) de la brochure / *see page 2, item b) of the brochure*

Date et Signature
Date and Signature

TITRES AU PORTEUR : CERTIFICAT D'IMMOBILISATION NÉCESSAIRE POUR ÊTRE VALABLE
BEARER SHARES: A CERTIFICATE CONFIRMING IMMOBILIZATION IS REQUESTED

*La présente procuration vaut également pour toute autre assemblée générale qui sera convoquée avec le même ordre du jour. / *This proxy also applies to any shareholders' meeting convened with the same agenda.*

If you ticked box B, you may:

1 authorize the Chairman to vote in your name

2 authorize the Chairman to vote in your name with instructions
- *tick box 2*
- *if need be, blacken the resolution boxes according to your choice (AGAINST or ABSTENTION)*

3 be represented by another proxy
(a natural or legal person)
- *tick box 3*
- *write the name, first name and address of proxy*

To attend the Extraordinary Shareholders' Meeting

If you plan to attend the Extraordinary Shareholders' Meeting: tick box A – date and sign in the box **at the bottom of the form.**

If you cannot attend the Extraordinary Shareholders' Meeting: you may authorize the Chairman or another proxy to vote in your name: tick box B and see hereunder – date and sign in the box **at the bottom of the form.**

A - ☐ **Je désire assister à cette assemblée. Je demande une carte d'admission et je date et signe ci-dessous.**
I plan to attend the meeting and request an admission ticket (please date and sign in the box below).

B - ☐ **Je n'assisterai pas à cette assemblée. J'utilise le formulaire de procuration* ci-dessous (selon l'une des trois possibilités offertes) et je date et signe ci-dessous.**
I do not plan to attend the meeting. I prefer to use the proxy statement below (one of the three choices) (please date and sign in the box below).*

Voyez ORDRE DU JOUR au verso
See AGENDA on the back

DEXIA
Siège social/*Headquarters*
Square de Meeûs 1 - 1000 Bruxelles
RPM Bruxelles TVA BE 0458.548.296

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE DU MERCREDI 10 MAI 2006, à l'issue de l'assemblée générale ordinaire
EXTRAORDINARY SHAREHOLDERS' MEETING ON WEDNESDAY MAY 10, 2006 AFTER THE ORDINARY SHAREHOLDERS' MEETING
à l' / *at* Auditorium 44, boulevard du Jardin Botanique 44 - 1000 Bruxelles

CADRE RÉSERVÉ
FOR COMPANY USE ONLY
Identifiant / *Account*
Nombre d'actions / *Number of shares* — Nominatif / *Registered* — Porteur / *Bearer* VS
Nombre de voix / *Number of voting rights*

choisissez / *please choose option*
1 ou / *or* **2** ou / *or* **3**
Si vous choisissez 2 ou 3, vous devez noircir la case correspondante
If you choose option 2 or 3 you must blacken the corresponding box

1 JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE **et l'autorise à approuver toutes les résolutions. Je date et signe ci-dessous.**
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO APPROVE ALL RESOLUTIONS
Please date and sign in the box below.

☐ **2** JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLEE ET L'AUTORISE À VOTER SELON LES INSTRUCTIONS SUIVANTES :
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO VOTE ACCORDING TO THE FOLLOWING INSTRUCTIONS:

Il votera OUI à tous les projets de résolutions présentés ou agrées par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant la case correspondante ▮ et pour lesquels il vote NON ou pour lesquels il s'abstient (ABST). Une abstention équivaut à voter contre les résolutions indiquées.

He shall vote FOR all the resolutions proposed or approved by the Board of Directors. EXCEPT for those for which I blackened the corresponding box ▮ and for which he shall vote AGAINST or for which he shall not cast a vote (ABST). An abstention is equivalent to voting against the indicated resolutions.

	1	2	3	4	5	6
NON / Against	☐	☐	☐	☐	☐	☐
ABST	☐	☐	☐	☐	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*
– Je donne pouvoir au président de voter en mon nom / *I authorize the Chairman to vote in my name.*
– Je lui demande de s'abstenir, ce que je signale en noircissant la case ci-contre ▮ ☐
I ask him not to cast a vote. I indicate this option by blackening ▮ the box on the right.

☐ **3** JE DONNE PROCURATION IRRÉVOCABLE À UNE PERSONNE DÉNOMMÉE
I IRREVOCABLY AUTHORIZE REPRESENTATION BY PROXY

M./Mme (nom, prénom, adresse du mandataire) / *Mr/Mrs (name, first name, address of proxy)*

pour me représenter à l'assemblée mentionnée ci-dessus, où il/elle peut prendre part à toutes délibérations et tous votes, approuver, rejeter ou s'abstenir au sujet de toutes propositions se rapportant à l'ordre du jour, tout amendement ou toute résolution nouvelle. / *to represent me at the above-mentioned meeting and take part in all deliberations or votes, approve, reject or abstain from voting about all resolutions relating to the agenda, all amendments or new resolutions.*

Identification de l'actionnaire - Nom, prénom, adresse / *Identification of the shareholder - Name, first name, address*
M./Mme / *Mr/Mrs*

Pour être pris en considération, ce formulaire doit parvenir aux adresses, dates et heures mentionnées dans la brochure de convocation :
In order to be valid, this proxy statement must be returned to the addresses, at the date and time mentioned in the Invitation brochure

- **Pour les propriétaires d'actions nominatives** / *For holders of registered shares.* voir page 2, point a) de la brochure / *see page 2, item a) of the brochure*
- **Pour les propriétaires d'actions au porteur** / *For holders of bearer shares:* voir page 2, point b) de la brochure / *see page 2, item b) of the brochure*

Date et Signature
Date and Signature

TITRES AU PORTEUR : CERTIFICAT D'IMMOBILISATION NÉCESSAIRE POUR ÊTRE VALABLE
BEARER SHARES: A CERTIFICATE CONFIRMING IMMOBILIZATION IS REQUESTED

*La présente procuration vaut également pour toute autre assemblée générale qui sera convoquée avec le même ordre du jour. / *This proxy also applies to any shareholders' meeting convened with the same agenda.*

If you ticked box B, you may:

1 **authorize the Chairman to vote in your name**

2 **authorize the Chairman to vote in your name with instructions**
- *tick box 2*
- *if need be, blacken the resolution boxes according to your choice (AGAINST or ABSTENTION)*

3 **be represented by another proxy**
(a natural or legal person)
- *tick box 3*
- *write the name, first name and address of proxy*

Reports from the Board of Directors and the Board of Auditors for the financial year 2005

Communication of the management report from the Board of Directors, reports from the College of Auditors for the financial year 2005, the annual consolidated financial statements and the report from the Chairman of the Board of Directors on the work of the Board and the internal audit.

Resolutions

1. Resolution to approve the Ordinary Shareholders' financial statements for the 2005 financial year.

2. The profit for the 2005 financial year amounts to EUR 1,506 million. The profit carried forward from the previous year stands at EUR 264.3 million, making a total profit for appropriation of EUR 1,770.3 million.

Resolution to appropriate the profit thus:

- to the legal reserve up to EUR 6.2 million;
- to the available reserve EUR 250 million;
- to the payment of a gross dividend of EUR 0.71 per share, with the exception of own shares which the company itself holds on 5 May 2006, on which the dividend rights are cancelled by the Ordinary Shareholders' Meeting in accordance with Article 622 of the Company Code;
- with the balance to be transferred to the profit carried forward.

3. Resolution to give full discharge to the directors.

4. Resolution to give full discharge to the Auditors.

5. Resolution to proceed with the appointment as director for a new term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Dominique Marcel, appointed provisionally by the Board of Directors on 7 July 2005 replacing Mr Thierry Breton, having resigned.

Mr Dominique Marcel is a graduate in political studies and former student of the ENA. He is Financial Director of the Group Caisse des Dépôts. He is also, inter alia, a member of the Management Board of the Caisse des dépôts et consignations, a member of the Supervisory Board of Accor and Chairman of the Supervisory Board of the Compagnie des Alpes.

6. Resolution to proceed with the appointment as director for a new term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Serge Kubla, appointed provisionally by the Board of Directors on 17 November 2005 replacing Mr Eric André, deceased.

Mr Serge Kubla is active in national politics. He has been Burgomaster of Waterloo since 1982 and also a director of IP Trade and the non-profit-making organization "Les Amis du Musée Wellington".

7. Resolution to proceed with the definitive appointment as director of Mr Bernard Lux, appointed provisionally by the Board of Directors on 17 November 2005 in order to complete the director's mandate of Mr Elio Di Rupo, who resigned. The mandate of Mr Lux will expire at the end of the Ordinary Shareholders' Meeting of 2009.

Mr Bernard Lux is a Doctor of Applied Economics, an author of scientific studies and articles. He is Rector and President of the Université de Mons-Hainaut. He is also, inter alia, Ordinary Professor to the Warocqué Faculty of Economics and a federal member of the Conseil supérieur de l'Emploi.

8. Resolution to proceed with the definitive appointment as director for a new term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Axel Miller, appointed provisionally by the Board of Directors on 17 November 2005 with effect from 1 January 2006 replacing Mr François Narmon, who resigned.

Mr Axel Miller is a graduate in Law. After working for 14 years as an attorney specializing in financial law, mergers and acquisitions, and in international commercial law, he joined the Dexia Group in 2001 as General Counsel. Appointed a member of the Management Board of Dexia Bank in January 2002, he became Chairman of the Management Board of Dexia Bank and Head of Personal Financial Services in January 2003. Since 1 January 2006 he has been Chief Executive Officer of Dexia SA, and a member of the Management Board of Dexia Bank Belgium, Dexia BIL and Dexia Crédit Local.

9. Resolution to proceed with the appointment as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Fabio Innocenzi.

Mr Fabio Innocenzi is the Chief Executive Officer of Banca Popolare di Verona e Novara. He is also Vice President of Credito Bergamasco, Banca Popolare di Novara S.p.A., Banca Aletti & C. and Banca per il Leasing – Italease S.p.A.
The candidate fulfils the criteria for independence adopted by the Board of Directors.

10. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Pierre Richard.

Mr Pierre Richard is a graduate from the Ecole Polytechnique and the Ecole nationale des Ponts et Chaussées. Director General of Collectivités Locales – Minister of the Interior from 1978 to 1982. Deputy Director General of the Caisse des dépôts et consignations from 1983 to 1993. President of Crédit Local de France from 1987 to 1996. Co-Chairman of Dexia Group from 1996 to 1999. In 1999, Pierre Richard became Chief Executive Officer and Chairman of the Management Board of Dexia SA. He has been Chairman of the Board of Directors of Dexia SA since 1 January 2006. He is a director of Crédit du Nord, Le Monde, Air France/KLM, Generali France Holding and companies belonging to the Dexia Group.

11. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Gilles Benoist.

Mr Gilles Benoist is a graduate in Law. Graduate from the Institut d'Etudes Politiques and former student at the Ecole Nationale d'Administration. In 1987 he became Secretary-General of Crédit Local de France, then a member of the Management Board of Caisse des dépôts et consignations from 1993 to 1998. He is currently Chairman of the Management Board of CNP Assurances. He is also a member of the Management Board of Group Caisse des Dépôts and a director, inter alia, of Caixa Seguros.
The candidate fulfils the criteria for independence adopted by the Board of Directors.

12. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Rik Branson.

Mr Rik Branson is a graduate in economics. He held various posts with the Société régionale d'investissement pour la Flandre between 1980 and 1989. He joined the Arco Group in 1989, and became Chairman of the Management Board in 1992. He is also Chairman on the Management Board of Arcopar, Arcoplus, Auxipar and Arcosyn. He is also, inter alia, a censor at the Banque Nationale de Belgique.

13. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Denis Kessler.

Mr Denis Kessler is a graduate in politics, economics and philosophy (Ecole des Hautes Études Commerciales). He is Chief Executive Officer of the Scor Group. He is currently, inter alia, a member of the Conseil économique et social, the Société d'Economie Politique, and the Board of the Association de Genève. He is a director, inter alia, of BNP Paribas, Bolloré Investissement, Dassault Aviation and Cogedim.
The candidate fulfils the criteria for independence adopted by the Board of Directors.

14. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr André Levy-Lang.

Mr André Levy-Lang is a graduate of the Ecole Polythechnique and Doctor (Business Administration) of the University of Stanford. After being Chairman of the Management Board of Paribas, he is an Associate Professor at the University of Paris-Dauphine. He is a director of Schlumberger, AGF, Institut Europlace de Finance, SCOR, l'Hôpital Américain de Paris and the Institut des Hautes Etudes Scientifiques. He is a member of the Supervisory Board of Paris-Orléans.
The candidate fulfils the criteria for independence adopted by the Board of Directors.

15. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Gaston Schwertzer.

Mr Gaston Schwertzer has for a long time been active in the gas industry and in real property projects in Luxembourg. A director of Dexia BIL since 1984. Co-founder of BIL Participations, which became Luxempart. He is currently, inter alia, Chairman of Luxempart Energie, Sichel, Presta-Gaz and Energus. He is Chief Executive Officer of Audiolux. He is also Honorary Consul for the la Republic of Nicaragua.
The candidate fulfils the criteria for independence adopted by the Board of Directors.

16. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Marc Tinant.

Mr Marc Tinant is a Master of Economics. Before joining the Arco Group in 1991, he was General Counsel to the Management Board of the Société Régionale d'Investissement de Wallonie. He is currently, inter alia, a member of the Management Board of Arcofin, Arcoplus, Auxipar, Arcopar and director of Retail Estates.

17. Resolution to proceed with the renewal of the mandate as director for a term of four years expiring at the end of the Ordinary Shareholders' Meeting of 2010 of Mr Brian Unwin.

Mr Brian Unwin studied at Oxford and Yale. He is a graduate and occupied various posts in the Treasury and the Cabinet Office in Great Britain. He became President of the European Investment Bank in 1993. He has been Honorary President of it since 2000. He is currently Chairman of Assettrust Housing Ltd. He is also, inter alia, Chairman of the European Centre for Nature Conservation.
The candidate fulfils the criteria for independence adopted by the Board of Directors.

18. Resolution to confirm the following persons as independent directors within the meaning of Article 524 of the Company Code and who, for the purposes of the procedure provided for in that article, meet all the criteria for independence set out therein and the other criteria for independence adopted by the Board of Directors:

- Anne-Marie Idrac, Anne-Claire Taittinger, Gilles Benoist, Denis Kessler, André Levy-Lang, Gaston Schwertzer, Sir Brian Unwin, Fabio Innocenzi (subject to approval, for Fabio Innocenzi, by the Ordinary Shareholders' Meeting of item 9 on the agenda).

The object of the eighteenth proposed resolution is, in accordance with the provisions of Article 524 of the Belgian Company Code, to confirm that the directors listed effectively fulfil the criteria for independence established in this provision of the Code, for the requirements of the procedure it provides. To recall, this procedure aims at subjecting to certain terms the decisions or the execution of the decisions taken by quoted companies in relation to certain intra-group transactions which could be likely to cause the said company loss or harm, as well as its subsidiaries and/or its minority shareholders. This procedure in particular requires prior notice to an ad hoc committee consisting of three independent directors of the company, chosen from among all the qualified independent directors of the company.

19. Resolution to renew the appointment of the company Mazars & Guérard SCCRL, Auditors, represented by Mr Xavier Doyen, as auditors for a term of three years expiring at the end of the Ordinary Shareholders' Meeting of 2009. Resolution to fix the emoluments for the College of Auditors at EUR 200,000 per annum for the exercise of their legal audit mission.

Since 2000, the financial statements of Dexia have been supervised by a college of auditors consisting of two firms, PricewaterhouseCoopers and Mazars & Guérard. The mandate of the firm Mazars & Guérard expires at the end of the Ordinary Shareholders' Meeting on 10 May 2006. The nineteenth proposed resolution is put to the Shareholders' Meeting to renew the mandate of Mazars & Guérard for a term of three years to expire at the end of the 2009 Ordinary Shareholders' Meeting. It is also proposed to fix the emoluments of the college of auditors at EUR 200,000 per annum for the exercise of their legal tasks of auditing the accounts.

20. Resolution to allocate to directors, with effect from 1 January 2005 and for the exercise of their mandates, a maximum overall Ordinary Shareholders' amount of EUR 1,300,000 as compensation. This Meeting also authorizes the Board to determine the practical procedures and individual allocation of this compensation.

The twentieth proposed resolution is put to the Shareholders' Meeting to allocate to the directors, with effect from 1 January 2005, a maximum annual global amount of compensation of EUR 1,300,000. This increase is aimed in particular at taking account of the fact that from 2005 the company will assume the social security contributions paid for "annuities" by some directors and to take account of the considerable increase in the number of meetings of the Board of Directors and specialized committees.

21. Resolution to approve, as needs be, the allocation of a total of 5,013 shares to employees of Financial Security Assurance, Inc. ("FSA") and its direct and indirect subsidiaries established in the United States, as part of the Dexia Group 2005 employee share plan for which the subscription period extended from 22 August 2005 to 26 September 2005, and for the purposes of application of the fiscal regime provided in Article 423 of the Internal Revenue Code.

The twenty-first proposed resolution results from American fiscal legislation applied to a proportion of the share subscriptions by certain American members of staff of the Dexia Group (employees of Financial Security Assurance and its American subsidiaries) within the context of the 2005 share plan. In application of that legislation, the Shareholders' Meeting of Dexia is invited to ratify this subscription to enable the category of American employees concerned to benefit from a specific fiscal regime (Article 423 of the Internal Revenue Code) within the context of that subscription.

Resolutions

1. Resolution to authorize the acquisition of own shares

Resolution (a) to authorize the Board of Directors, subject to the conditions imposed by law and over a new period which shall expire eighteen (18) months after the date of this Ordinary Shareholders' Meeting, (i) to acquire on the stock market or by any other means, as many of the Company's own shares as the law permits at a counter-value established in accordance with any law or regulation in force at the time of repurchase and which may not be less than one euro per share nor more than ten per cent (10%) above the last closing price on Euronext Brussels, and (ii) insofar as is necessary, to dispose of the Company's own shares, where appropriate after expiry of the maximum period of eighteen (18) months provided for their acquisition and (b) to authorize the Company's direct subsidiaries within the meaning of Article 627(1) of the Company Code to acquire shares in the Company under the same conditions.

The Ordinary Shareholders' Meeting furthermore confers full powers on the Board of Directors, which may in turn delegate those powers, (i) to determine the terms and conditions under which to resell or dispose of any own shares and (ii) to decide and to implement, where necessary, the disposal of the said own shares.

Such authorizations and delegations shall enter into force on the date of this Ordinary Shareholders' Meeting. On that same date, the temporary authorizations granted to the Board of Directors and to the direct subsidiaries referred to above on the eleventh of May two thousand and five shall end.

The first proposed resolution is intended to renew, for a further period of 18 months (that period is provided by the Law), the authorization given to the Board of Directors and to the company's direct subsidiaries, to acquire the company's own shares, on the stock market or otherwise, up to the legal maximum (= maximum 10% of subscribed capital), at a fixed minimum and maximum value per share. It is also proposed to the Shareholders' Meeting that the Board of Directors be authorized to dispose of or resell the shares thus acquired.

2. Resolution to cancel own shares

Resolution:

(a) to cancel and destroy, without reduction of capital, all the own shares held by the Company on 5 May 2006, or five days prior to the Meeting, including the shares which, as the case may be, it might have acquired between the date of convocation of the present Meeting and 5 May 2006. The number of shares the cancellation and destruction of which shall be subject to a vote of shareholders shall be communicated during that Meeting;

(b) to charge the net book value of those shares against the unavailable reserve constituted in accordance with Article 623 of the Company Code and to reduce the amount of that unavailable reserve accordingly;

(c) as a consequence to amend the last paragraph of the Article 4 of the Company's Articles of Association, which shall indicate the number of shares representing the capital as a result of that cancellation; and

(d) to confer full powers on the Board of Directors or the CEO acting on his own, with entitlement to delegate, to take all steps and to carry out all acts necessary for the implementation of this resolution to cancel the own shares and in particular to proceed with the destruction of the securities in question.

The second proposed resolution is intended to cancel all the company's own shares held by the company as at 5 May 2006, without any reduction of the share capital. Cancellation of the company's shares is reflected by a reduction of the unavailable legal reserve created on the occasion of the repurchase of company's shares up to their value. The proposed resolution also includes the amendment to the number of the company's shares (Article 4 of the Articles of Association) resulting from the cancellation of shares, and gives the necessary powers to the Board of Directors or to Chief Executive Officer acting alone to take any measures to carry out the acts necessary to effect the decision to cancel.

3. Resolution to issue subscription rights with a view to the 2006 employee share plan

Communication (i) of the special report from the Board of Directors drawn up in accordance with Articles 583 (1), 596 and 598 of the Company Code relating to the issue of a maximum number of 1,200,000 subscription rights in favor of employees of the network of independent branches of the Dexia Group in Belgium and, as the case may be, employees of certain foreign entities of the Dexia Group within the context of the 2006 employee share plan, and the cancellation of the preferential subscription right of existing shareholders on the occasion of that issue of subscription rights and (ii) the special report from the College of Auditors drawn up in accordance with Article 596 of the Company Code relating to the cancellation of the preferential subscription right of existing shareholders of the Company.

Resolution, subject to the two conditions absolute (a) of a decision by the Board of Directors to proceed with the effective issue of subscription rights, and (b) of the effective allocation thereof by the Board of Directors or its authorized representative(s), to issue a maximum number of one million two hundred thousand (1,200,000) subscription rights, each conferring an entitlement to subscribe to one share in the Company. That issue shall be effected, within the context of the two thousand and six employee share plan, in particular in favor of the members of staff of the Group's self-employed branch networks in Belgium and, where applicable, the employees of certain foreign subsidiaries. Subscription rights shall be exercisable either immediately or on one or more specific dates determined by the Board of Directors or its authorized representative(s), at an exercise price which, per subscription right, shall be equal to the average of the closing prices of the share on Euronext Brussels over a period of thirty (30) days preceding the day on which the issue effectively commences.

Resolution to increase the capital subject to the two suspensive conditions (a) of the effective issue of the subscription rights and (b) their exercise, by an amount equal to the proceeds from the number of shares issued following the exercise of the subscription rights at the par value of the ordinary shares in existence in the Company at the time of the capital increase, by issuing a number of ordinary shares in the Company combined with VVPR strips determined as described above. The shares thus created shall enjoy the same rights as the existing shares and shall qualify for the dividend relating to the accounting year during which they are issued. Any difference between the sum accounted for by the exercise price at which the subscription rights are exercised and the amount of the capital increase shall be allocated as an issue premium to an unavailable "issue premium" reserve account.

Resolution to confer on two members of the Board of Directors or of the Management Board acting in pairs or the Chief Executive Officer acting on his own, with power of substitution, all powers to implement the resolutions to be passed on the foregoing items on the agenda and in particular all the changes or adjustments to the terms of issue of subscription rights (without, however, the power to alter the fundamental economic characteristics of the issue as described in the report from the Board, or in particular to alter the method of determining the subscription price), to have the exercise of subscription rights, the capital increase and the issue of shares resulting therefrom properly authenticated, to amend the Articles of Association to take account of the new amount of capital and the new number of shares, to allocate the issue premium to the unavailable account, and to issue the updated version of the Articles of Association.

The third proposed resolution consists of the issuance of a certain number of subscription rights or warrants within the context of the 2006 Dexia share plan. More precisely, it is an issue of warrants in favor of members of staff of the self-employed branch networks of the Group in Belgium or members of staff of certain subsidiaries abroad. The Belgian Company Code allows the issue in favor of the members of staff of the company and its subsidiaries of shares at a *maximum 20% below par, by means in particular of freezing* those shares for five years. This is the basis of the Dexia share plan. Such a below-par issue in favor of members of staff of the self-employed branch networks of the Group is not however legally possible. Now, wishing to involve all members of staff of the Group in the share plan, irrespective of their status, the Board of Directors wishes to make an offer to these members of staff under financial conditions equivalent to those of an offer below par. As in previous years, it will therefore be proposed to replace the below-par discount by the free attribution of subscription rights. For legal reasons, these subscription rights may only be issued by virtue of a resolution passed by the Shareholders' Meeting. The Board *consequently proposes the issue of a maximum number of* 1,200,000 subscription rights with a view to implementing this offer within the context of the 2006 share plan.

4. Resolution to renew the authorized capital

1. Communication of the special report from the Board of Directors drawn up in accordance with Article 604 (2) of the Company Code, relating to the authorized capital.

2. Resolution:

2.1 To cancel the non-utilized balance of the authorized capital existing at the date of the meeting and to create new authorized capital in an amount of four billion eight hundred and eighty-seven million

five hundred thousand euros (EUR 4,887,500,000) for a period of five years, with effect from publication of the present resolution in the Appendices to the "Moniteur belge".

2.2 also to renew, for the same period, the authorization referred to in 6 (2) of the Articles of Association.

2.3 insofar as necessary, it is specified that the preceding resolutions are passed notwithstanding the additional authorization decided by the Extraordinary Shareholders' Meeting on 12 May 2004 by virtue of Article 607 (2) 2 of the Company Code. That renewable authorization, valid for a period of three years expiring on 12 May 2007, authorizes the Board of Directors to increase the capital under the conditions prescribed by law and the Articles of Association even after receipt of the communication of a notice of takeover bid. Capital increases decided by the Board of Directors within the context of that authorization of 12 may 2004 shall therefore be attributed to the balance of authorized capital renewed in accordance with section 2.1 above.

3. Resolution as a consequence to adapt the first section of Article 6 of the Articles of Association as follows: *"On the dates and under the conditions it shall fix, the Board of Directors shall be authorized to increase the capital on one or more occasions, up to a maximum amount of four billion eight hundred and eighty-seven million five hundred thousand euros (EUR 4,887,500,000). That authorization shall be valid for a period of five years to date from publication in the Appendices to the "Moniteur belge" of the amendment of the Articles of Association decided by the Extraordinary Shareholders' Meeting on 10 May 2006. It shall be renewable."*
   Article 6 of the Articles of Association otherwise remains unchanged.

4. Resolution to insert a second and third section under the heading "Interim Provisions" of the Articles of Association. They shall be worded as follows:
   "The authorization relating to the authorized capital granted by decision of the Extraordinary Shareholders' Meeting on 6 June 2001 shall remain in force until publication in the Appendices to the "Moniteur belge" of the authorization granted by the Extraordinary Shareholders' Meeting referred to in the first section of Article 6 of the Articles of Association. The authorization relating to the authorized capital granted by decision of the Extraordinary Shareholders' Meeting on 10 May 2006 shall be of effect for a period of five years to date from publication in the Appendices of the "Moniteur belge" of the amendment of the Articles of Association which it brings about, notwithstanding the rights of the Shareholders' Meeting to end it early.
   The renewable authorization of the Board of Directors to utilize the authorized capital under the conditions provided in Article 607 of the Company Code in the case of a takeover bid shall expire on 12 May 2007."

The fourth proposed resolution concerns the renewal of authorized capital. In accordance with Article 581 of the Belgian Company Code and with Article 6 of the Articles of Association, the Board of Directors may be authorized to increase the capital of the company within the context of an authorization granted to it by the Shareholders' Meeting. This is called "authorized capital", which thus enables the Board of Directors within certain limits to increase the capital of the company, at any time and under certain conditions, without having to convene a Shareholders' Meeting. The authorization granted to the Board of Directors by the Shareholders' Meeting held on 6 June 2001 to use the authorize capital expires on 6 June 2006. The fourth proposed resolution is therefore intended to renew the statutory authorization granted to the Board of Directors to increase the capital of the company by having recourse to the authorized capital for a new period of 5 years (legal maximum) up to a maximum legal amount of four billion eight hundred and eighty-seven million five hundred thousand euros (EUR 4,887,500,000).

5. Resolution relating to the keeping of an electronic register of the company's registered shares

Resolution, in accordance with Article 463 (2) of the Company Code, as amended by the Law of 14 December 2005 withdrawing bearer shares:

(a) to keep a register of shareholders in an electronic form in accordance with aforementioned Article 463 (2) of the Company Code and its operative provisions; and

(b) to give all powers to two members of the Management Board acting jointly or to the Chief Executive Officer acting alone, who may delegate those powers, to implement this facility to keep a register of shareholders in an electronic form.

A new Law of 14 December 2005 relating to the withdrawal of bearer shares provides the possibility for companies to keep their register of shareholders in an electronic form. **The fifth proposed** resolution is intended to implement this facility in the company to keep the register of registered shares in an electronic form.

6. Resolution to attribute powers

Resolution, notwithstanding the specific powers mentioned in the previous resolutions of the present Meeting, to confer upon two directors or two members of the Management Board, acting jointly, or to the Chief Executive Officer, acting alone, with the power of substitution, to implement the resolutions passed by the Extraordinary Shareholders' Meeting, including coordination of the Articles of Association as a consequence of the aforementioned amendments and to fulfill all formalities necessary or useful to that end.

The sixth proposed resolution is intended to give the necessary powers within the company to ensure the execution of the resolutions passed by the present Extraordinary Shareholders' Meeting and in particular to ensure the completion of the formalities necessary to coordinate the Articles of Association and publication of the resolutions.

Drawn up in accordance with Article 604 of the Company Code, for the Extraordinary Shareholders' Meeting to be held on 10 May 2006

Renewal of authorized capital

1. Context

1.1 Legal basis

The Board of Directors makes a proposal to the Shareholders' Meeting to renew the authorization granted to it to increase the authorized capital of the company, under the conditions hereinafter provided.

The present report is drawn up by the Board of Directors in accordance with Article 604 (2) of the Company Code, with a view to explaining the objectives of that renewal to the Shareholders' Meeting, and the circumstances in which the authorized capital may be used.

1.2 Previous history

1.2.1 The Extraordinary Shareholders' Meeting held on 6 June 2001 renewed for a period of five years the authorization of the Board of Directors to increase the share capital, by the issue of shares or other securities giving a right in time to shares, on one or more occasions, up to a maximum amount of three billion nine hundred million euros (EUR 3,900,000,000), under the terms to be fixed by the Board of Directors within legal and statutory limits.

The Board of Directors made use of that authorization on several occasions, and in particular within the context of the capital increase carried out on 3 July 2001 by the issue of 17,893,463 (before split of the share by 10 decided upon by the Shareholders' Meeting held on 6 June 2001) new shares in favor of the company under Belgian Law Arcofin SC as remuneration for the contribution of its holding (or 5,254,484 shares representing 99.53% of the capital) in the company under Belgian Law Artesia Banking Corporation SA. That issue brought about a capital increase (excluding issue premium), and a corresponding reduction of the authorized capital, of EUR 718,422,539.45.

The company also made use of the authorized capital in 2002, 2003, 2004 and 2005 in order to proceed with the issue of shares and subscription rights in favor of members of its staff and those of its subsidiaries within the context of stock option and share plans implemented at Group level.

1.2.2 As a consequence of those transactions, the amount of authorized capital still available amounts to EUR 2,883,065,554.47.

1.3 Renewal

For the reasons given above, the Board proposes that the non-utilized balance of the authorized capital be cancelled, with effect from the date of publication of the resolution of the Shareholders' Meeting which approves that resolution, and to renew that authorization for a period of five years to run from that same date, up to an amount of EUR 4,887,500,000.

If it is passed, that resolution will not affect the additional authorization granted by the Extraordinary Shareholders' Meeting held on 12 May 2004 by virtue of Article 607 (2) 2 of the Company Code, expiring on 12 May 2007, which authorizes the Board of Directors to increase the capital under the conditions prescribed by the Law and by the Articles of Association even after receipt of the communication of a notice of takeover bid. Capital increases decided by the Board of Directors within the context of that authorization of 12 May 2004 shall therefore be attributed, if necessary, to the balance of authorized capital renewed in accordance with the resolution referred to in the previous paragraph.

2. Grounds

2.1 Objectives sought

The authorization which would be granted by the Shareholders' Meeting to make use of the authorized capital is aimed at giving the Board of Directors the required flexibility to react in good time to future opportunities, commercial threats or strategies, to take account of rapid evolutions of the capital markets, interest rates, stock market prices of the company's shares and other economic factors, in order to be able to carry out one or more transactions involving the issue of new shares or securities giving a right in time to shares, in one or more installments, within the context of a public or private issue, or otherwise in accordance with the terms to be defined in relation to the circumstances at the time.

The financial means which would thus be provided to the company must enable it in particular to strengthen its financial position and, if necessary, to maintain or reinforce its independence.

2.2 Circumstances of use of the authorized capital

In general, the Board of Directors may use the authorized capital each time the interests of the company so demand and in all circumstances where, within a brief period of time, it is recommended to take advantage, in the most appropriate manner, of favorable capital market evolution and conditions, to respond to signs of interest shown in the company by investors and in general to grasp every opportunity to strengthen the equity funding of the company, to conform its financial structure to the necessities of business development or to new legal requirements with regard to the solvency of credit establishments and/or insurance companies, to increase its means of action, to promote the development of its activities or the profit-sharing of members of staff of the company or its group, to maintain or to reinforce its competitive position or its financial structure or to ensure the future growth of the group.

The Board may thus, for example, use that authorized capital in order to grasp opportunities of acquisition, alliance or the strategic expansion of the Dexia Group.

The Board may also make use of that authorization when it seems that the costs associated with the convocation of a shareholders' meeting are not proportional to the increase envisaged.

It may continue to make use of it within the context of stock option plans and/or share ownership plans, or within the context of other plans aiming to motivate the members of staff of the group and enabling the acquisition of shares, either, directly or as a matter of contingency.

The possibility of limiting or even removing the preferential right, including that in favor of one or more specific persons other than members of staff, is justified in particular by the desire to be able to proceed, if necessary, with a placement of a proportion of the shares issued within the limits of the authorized capital with one or more investors, whether shareholders of the company or not, who might either have expressed a particular interest in the company's shares, or have agreed to take all or some of the shares by way of underwriting, or have been disposed to ensure stable maintenance of the shareholder structure. If necessary, the Board of Directors may provide that priority shall be given to former shareholders when new shares are attributed.

3. New authorization and amendment of the Articles of Association

3.1 Renewal

As indicated above, the Board proposes the renewal, for a period of five years to run from publication in the Appendices to the "Moniteur belge" of the resolution of the Shareholders' Meeting, of the authorization to increase the authorized capital to a maximum amount of EUR 4,887,500,000. The Board also proposes the renewal, for the same period, of the authorization provided in Article 6 (2) of the Articles of Association.

3.2 Amendments to the Articles of Association

3.2.1 The proposal is put to the Shareholders' Meeting to amend Article 6 (1) of the Articles of Association as follows:

"Article 6 – AUTHORIZED CAPITAL

On the dates and under the conditions it shall fix, the Board of Directors shall be authorized to increase the capital on one or more occasions, up to a maximum amount of four billion eight hundred and eighty-seven million five hundred thousand euros (EUR 4,887,500,000). That authorization shall be valid for a period of five years to date from publication in the Appendices to the "Moniteur belge" of the amendment of the Articles of Association decided by the Extraordinary Shareholders' Meeting on 10 May 2006. It shall be renewable."

3.2.2 The other sections of Article 6 of the Articles of Association shall remain unchanged.

3.2.3 Furthermore, the Board proposes the addition of the following two sections beneath the first section of the "Interim Provision" in the Articles of Association, which would be renamed "Interim Provisions":

"The authorization relating to the authorized capital granted by decision of the Extraordinary Shareholders' Meeting on 6 June 2001 shall remain in force until publication in the Appendices to the "Moniteur belge" of the authorization granted by the Extraordinary Shareholders' Meeting referred to in the first section of Article 6 of the Articles of Association. The authorization relating to the authorized capital granted by the Extraordinary Shareholders' Meeting on 10 May 2006 shall be of effect for a period of five years to date from publication in the Appendices to the "Moniteur belge" of the amendment of the Articles of Association which it brings about, notwithstanding the rights of the Shareholders' Meeting to end it early.

The renewable authorization of the Board of Directors to utilize the authorized capital under the conditions provided in Article 607 of the Company Code in the case of a takeover bid shall expire on 12 May 2007."

2 March 2006

For the Board of Directors

Axel Miller
Chief Executive Officer

Drawn up in accordance with Articles 583(1), 596 and 598 of the Company Code for presentation to the Extraordinary Shareholders' Meeting to be held on 10 May 2006.

Issuing of subscription rights

1. Purpose of this report

1.1 At its meeting held on 2 March 2006, the Board of Directors decided to convene the shareholders of the Company to an Extraordinary Shareholders' Meeting, which will be held on 10 May 2006 immediately after the Ordinary Shareholders' Meeting, for the purpose in particular of deciding, within the context of the 2006 share plan, and subject to the suspensive condition of their effective allocation, to issue 1,200,000 subscription rights (hereinafter called "warrants") in favor in particular of self-employed members of staff of the Dexia Group and employees of the Group's networks of self-employed branches, including that of Dexia Bank Belgium SA, and members of staff of certain foreign subsidiaries and branches, and in consequence whereof to increase the share capital on the absolute condition that the aforesaid warrants once allocated are effectively exercised.

1.2 These warrants will be issued subject to a withdrawal of the preferential subscription rights of existing shareholders in favor of the beneficiaries mentioned in paragraph 1.1 above. In view of the fact that those beneficiaries are not all members of staff of Dexia SA or of its subsidiaries or branches within the meaning of Article 609 of the Company Code, it is, according to the terms of Article 606(3) of that Code, incumbent on the Shareholders' Meeting to take the decision to effect that issue since the Board of Directors is not competent to issue, as part of the authorized capital, subscription rights reserved in the main to one or more specified persons who are not members of staff of the Company or of one or more of its subsidiaries. By this report, drawn up pursuant to Articles 583(1), 596 and 598 of the said Code, the Board of Directors sets out the case for issuing warrants and withdrawing the preferential subscription rights of shareholders. The characteristics of those warrants are explained in detail in paragraph 4 below.

1.3 A Resolution is therefore being put to the Shareholders' Meeting to decide on the principle of whether to issue the warrants, their effective issue being subject to the two suspensive conditions, namely (a) that the Board of Directors decide to proceed with their effective issue, and (b) if that first condition be met, that the warrants be effectively allocated to the beneficiaries.
The first condition absolute is justified by the need to be able to defer or cancel the issue if, for example, market conditions do not permit it to be carried out under satisfactory conditions.

2. Context

2.1 Each year since the year 2000, Dexia has set up share plans aimed at all members of staff and all employees of the Dexia Group. These plans have been extremely successful. At the end of the 2005 share plan, the members of staff and the employees of the Dexia Group represent 4,82% of the capital.
The main aim is to enhance the feeling of belonging among the members of staff and the employees of a single Group. Moreover, the Board wishes members of staff and employees to participate in "shareholder value", and to motivate them to espouse the Dexia strategy by taking part in the growth of the Group which is reflected in the stock market value of the share.
Since constant effort is required if this objective is to be achieved, the Board of Directors, at its meeting on 2 March 2006, approved the principle of a new share plan for the year 2006 on a basis similar to that implemented in 2005. The issuing of warrants is part of the overall context of that plan.

2.2 The plan for 2006 will in principle take the form of an offer:

- of new ordinary shares with a maximum discount of 20% reserved for the staff of the Company and its subsidiaries and branches;
- of new ordinary shares subscribed without discount, reserved in particular for the self-employed members of staff of the self-employed branch networks of the Dexia Group in Belgium (Dexia Bank Belgium and Dexia Insurance Belgium); subscribers will also receive a number of warrants free of charge. The staff members of these self-employed branch networks may not be considered as staff members of the company (Dexia SA) or of its subsidiaries in the sense of Article 609 of the Company Code. This means that they cannot be offered shares at a discount. The issue of warrants enables such members of staff to be presented with an offer that has an investment profile comparable to that given to staff of the Company and of its subsidiaries and branches;
- of new ordinary shares possibly combined with warrants for the members of staff of certain international subsidiaries situated in countries where a leverage offer cannot be made under efficient conditions.

The said members of staff will be able to subscribe to this capital increase either as part of a conventional investment or in the context of a structured leverage formula. The conventional offer involves the member of staff financing the full extent of his subscription directly through his own contribution and from his savings. The leverage offer enables the member of staff to subscribe to a share financed by his personal contribution and to benefit from an additional financing operation that enables him to acquire additional new shares: the member of staff or the employee is associated more broadly with the rise in the share since he stands to benefit from a proportion of the added value released over the entirety of the shares subscribed. In countries where a leverage offer cannot be made under efficient conditions, employees will, where appropriate, be offered a formula comparable to the leverage formula.

3. Reasons for This Report

3.1 Article 583(1) of the Company Code provides :

"In the case of the issue of convertible bonds or subscription rights, the aim and the arguments in favor of the operation shall be set forth in detail by the Board of Directors in a special report. When the Shareholders' Meeting is called upon to deliberate the matter, that report shall be mentioned in the agenda. A copy may be obtained [...]".

3.2 Article 596 of the Company Code provides:

"The Shareholders' Meeting called upon to deliberate and rule on the capital increase, on the issue of convertible bonds or on the issue of subscription rights may – in the corporate interest and provided the necessary quorum and majority required under the Articles of Association for amendments thereto are there – limit or withdraw the right of preferential subscription. That resolution must be specially mentioned in the convocation.

The Board of Directors shall set out the arguments justifying its proposal in a detailed report, relating in particular to the issue price and the financial conditions of the operation for the shareholders. A report shall be drawn up by the Auditor [...] by which he shall declare that the financial and accounting information contained in the report from the Board of Directors is accurate and sufficient to explain the matter to the Shareholders' Meeting that is called upon to vote on the proposal [...].

3.3. Article 598 of the Company Code provides:

"Where the right of preferential subscription is limited in favor of one or more specific persons who are not members of the staff of the Company or of one of its subsidiaries, the identity of the beneficiary or beneficiaries of the limitation or withdrawal of the preferential subscription right must be mentioned in the report drawn up by the Board of Directors as well as in the convocation.

Besides, the issue price for listed companies may not be inferior to the average of prices thirty days before the launch of the issue.

[...]

The reports drawn up by the Board of Directors shall state what impact the proposed issue will have on the situation of existing shareholders, in particular with regard to their share in the profits and in the Company's capital and reserves. An Auditor [...] shall deliver a detailed opinion on the manner in which the issue price has been calculated and on the arguments used to justify the operation."

4. Terms and conditions of the warrants

The issuing of the warrants as proposed to the Shareholders' Meeting shall have the following characteristics:

Type of right: right of subscription giving the right to subscribe to one new ordinary Dexia share, with VVPR strips.

Exercise price: the exercice price is equal to the average of the closing prices of the share on Euronext Brussels over a period of thirty days preceding the effective issuance of the warrants.

Exercise period: depending on what decision the Board of Directors takes, warrants may be exercised either immediately or at one or more specific dates fixed by the Board of Directors or its authorized representative(s).

Number of warrants: depending on the subscriptions effectively received, and up to a maximum number of 1,200,000 warrants.

Suspensive conditions of the issue: (a) decision to be taken by the Board of Directors of Dexia SA to proceed with the issue and (b) if that decision is taken, the effective allocation of the warrants to the beneficiaries. The first condition absolute shall be deemed not to have been met and shall become resolutive if the Board fails to take the decision before the Shareholders' Meeting of the year 2007.

Subscription period: a period of subscription to the warrants to be fixed by the Board of Directors and expiring not later than on 1 May 2007.

5. Justification of the operation

5.1 The Company's interest in the operation

As indicated above, the Board considers that the launching and development of employee share plans for its members of staff or its employees is a vital component in the future development of the Company and its subsidiaries and branches. The establishment of a body of shareholders made up of employees and members of staff of the Group is intended in particular:

- to create a strong corporate link between the Group and its staff and employees, thanks to an effective unifying mechanism;
- to enable staff and employees to share in "shareholder value" and encourage them to uphold the strategy of the Group.

5.2 Need to withdraw the preferential subscription rights of shareholders

The issuance of warrants being reserved to employees of the Dexia Group as defined under section 1.1., the cancellation of the shareholders' preferential subscription right to their benefit is required.

5.3 Consequences for the shareholders

5.3.1 The exercise price of the warrants shall be fixed in accordance with the terms of Article 598 of the Company Code, i.e. on the basis of the average of the closing prices of the Dexia share on Euronext Brussels over a period of thirty days before the date on which the issue effectively starts. The exact exercise price of the warrants (i.e. the price of subscription to the shares issued at the time the warrants are exercised) will not be known until they are allocated.

5.3.2 The potential capital increase resulting from the exercise of all warrants will therefore give rise to the issuance of maximum 1,200,000 shares. The proportion of the subscription price corresponding to the accounting par value of the share when the warrants are exercised will be allocated to the capital, and the surplus to the item entitled issue premium.

5.3.3 By way purely of indication, assuming (a) that the exercise price of the warrants is EUR 20, (b) that the maximum number of 1,200,000 warrants that can be issued is effectively issued, and (c) that all the warrants are exercised today, the operation would correspond to an increase in own funds of EUR 24,000,000, divided between capital (EUR 5,292,000 since the accounting par value of the share is currently EUR 4.41) and issue premium (EUR 18,708,000), while the total number of shares representing capital would (taking into account the situation as at 2 March 2006) rise from 1,107,469,030 to 1,108,669,030. If, for example, a dividend of EUR 0.62 is distributed per share before the creation of the new shares as a consequence of the exercise of the warrants, each shareholder would also receive, after the creation of the said shares, a dividend of EUR 0.62 (rounded up to 0.619). The dilution and the financial consequences arising from the creation of a maximum 1,200,000 new shares will therefore be negligible for existing shareholders.

2 March 2006
For the Board of Directors,
Axel Miller
Chief Executive Officer

2 March 2006

To the shareholders of Dexia SA

Report of the board of auditors concerning the issuance of subscription rights, intended for the staff members of the company, its branches and subsidiaries, for the collaborators of the independent agent networks of the Group in belgium, and for the collaborators of certain international subsidiaries

In accordance with articles 596 and 598 of the Belgian Company Code we have reviewed the special report of the board of directors of Dexia NV/SA, that justifies the suppression of the preferential rights of the existing shareholders within the scope of the proposed issuance of up to 1,200,000 subscription rights (hereafter called "warrants") intended for the staf members of the company, its branches and subsidiaries, the collaborators of the independent agencies of the group in Belgium, of which those of Dexia Bank Belgium and Dexia Insurance Belgium and to collaborators of certain international subsidiaries. The issuance of the above-mentioned 1,200,000 warrants is subject to two suspensive conditions, i.e. (i) a decision of the board of directors to actually issue the warrants, and (ii), if the first condition is met, the effective allocation to the beneficiaries. The first suspensive condition shall be considered as void and annulled, if the decision of the board has not been taken before the shareholders' meeting of the year 2007. The exercise price is defined based on the average of the closing prices of Dexia shares on Euronext Brussels for a period of 30 days preceding the attribution of the warrants.

In the context of the issuance of the warrants, the special report of the Board of Directors states the consequences of the proposed transaction. Considering a hypothetical reference rate for the Dexia shares amounting to EUR 20, and the effective issuance of the 1,200,000 warrants, the operation defined above corresponds to an increase in equity of EUR 24,000,000 to be allocated to capital stock (EUR 5,292,000) and additional paid-in capital (EUR 18,708,000). The total number of shares (situation as at 2 March 2006) representing the capital stock will increase from 1,107,469,030 to 1,108,669,030. In this respect, we would like to mention that the dilution effect for the existing shareholders is negligible.

Based upon our review and taking into consideration the comments above, we confirm that the financial and accounting data used for the special report of the board of directors, as defined in the first paragraph above, are correct and sufficient to inform the general shareholders' meeting to vote on the proposal.

PricewaterhouseCoopers
Independent Auditors SCCRL
Represented by

R. Peirce

Mazars & Guérard
Independent Auditors SCCRL
Represented by

X. Doyen

(Free translation)

How to get to the Shareholders' Meetings

- **From Brussels Midi/Zuid railway station**

• **to the Meeting**
Take metro line no. 2 Simonis,
get off at the station Rogier (9th station).

• **from the Meeting**
Take metro line no. 2 Clemenceau,
get off at the station Midi.

• **by taxi**
Cost : ± 10 euro



Métro Rogier
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Passage 44
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Métro Rogier
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▪ For all information, contact

- Toll-free number in Belgium
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Design and layout
Cover: L'Agence Synelog
Inner pages: Labrador

DEXIA

www.dexia.com

DEXIA SA
Headquarters: Square de Meeûs 1 – 1000 Brussels



ACTIVITY REPORT

CONDENSED

- Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER -
Q4: OCTOBER, NOVEMBER & DECEMBER



DEXIA

MARCH 2005

Cover illustration:
"Décalcomanie, 1966" by René MAGRITTE - © Photothèque René Magritte - ADAGP, Paris 2005

ACTIVITY REPORT Q1 2005

CONDENSED

Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER

DEXIA

MARCH 2005

CONTENTS

PRESS RELEASE
PARIS, BRUSSELS, MAY 26, 2005, 5:40 P.M.

FIRST QUARTER 2005 - ACTIVITY AND RESULTS

Robust underlying growth across all business lines

- Net income - Group share — EUR 475 million
- Earnings per share (EPS) — EUR 0.43
- Return on equity — 18.7%
- Tier 1 ratio — 9.6% at March 31, 2005

- Strong volumes in all business lines
  - Public Finance long-term commitments — EUR 205 billion (+13.6% in one year)
  - FSA net par outstanding — USD 333 billion (+10.3%)
  - Personal customer assets outstanding — EUR 120 billion (+4.4%)
  - Assets under management[1] — EUR 76 billion (+14.9%)

- Underlying financial performance on target

in millions of EUR	Q1 2005	*Evolution* Reported	Underlying[2]
Income	1,453	-0.3%	+5.1%
Net income – Group share	475	-8.6%	+12.0%

1 Dexia Asset Management only.
2 i.e. pro forma without nonrecurring items.

I CONSOLIDATED FINANCIAL STATEMENTS

Foreword

First Quarter 2005 results are presented for the first time under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32, IAS 39 and IFRS 4 standards. Comparisons with the equivalent quarter of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.

The first time application of IAS 32, IAS 39 and IFRS 4 on January 1, 2005 leads to publishing the opening balance sheet at this date (see pages 42-43) where it can be seen that total shareholders' equity stands at EUR 12.4 billion.

Dexia's Board of Directors met on May 26, 2005 and approved the financial statements (unaudited) for the first quarter of 2005.

Net income - Group share stood at EUR 475 million in the first quarter 2005. It was EUR 519 million in the first quarter 2004, which included a substantial amount of nonrecurring items (EUR +93 million), while the equivalent number is EUR -1 million in the first quarter of 2005. Adjusting for the changes in scope of consolidation and excluding nonrecurring items, net income - Group share is up 12.0%, stemming from the evolutions analyzed below.

Total income amounted to EUR 1,453 million this quarter, down 0.3% on the comparable quarter of last year. **Underlying total income** on the contrary is up 5.1% (or EUR +69 million), and +5.9% at constant rate of exchange (or EUR +80 million). This overall favorable evolution stems in part from the good level of the commissions which stood at EUR 290 million, i.e. EUR 29 million higher that in the first quarter of 2004 or +11.1%. As for the other income categories, the net progression was positive (EUR 40 million), despite the negative effect of the share leasing portfolio run off on the non-commission income (EUR -9 million).

The trend of the underlying total income is favorable over the last five quarters, as it can be observed in the table on next page, and analyzed in further details when looking at the business lines' performances. Besides, in a narrow and stable spread environment during the first quarter, the volatility of the income linked to the marking to market of financial instruments such as CDS's under EU GAAP has been minor.

Costs amounted to EUR 773 million in the first quarter, up 4.1% on the same period of 2004. Adjusting for the changes in scope of consolidation, the progression was +5.9% or EUR +43 million.

This partly stemmed from the fact that the business lines have increased their activities (see below), causing increased compensation costs as well as the reinforcement of administrative, audit and compliance infrastructures. In addition, some technical or one-off items explain more than half of the above variation. Those include: i) integration costs of Dexia Bank New York Branch into the Dexia Credit Local structure (EUR +2 million); ii) the modification of the cost deferral rate and write-off of uncollectible receivables at FSA (EUR +4 million); iii) the fact that there was, in the first quarter 2004, a release of the provision for a social plan (EUR +11 million) that was used in the following quarters, and no corresponding amounts in the first quarter of 2005; iv) additional allowances for extending a social plan (EUR +5 million); v) adjustment of the "IAS 19" pension provision (EUR +2 million).

Consolidated statement of income

in millions of EUR	Q1 2004	Q1 2005	*Evolution*	Underlying* Evolution
Income	**1,458**	**1,453**	**-0.3%**	**+5.1%**
of which net commissions	*269*	*290*	*+7.5%*	*+11.1%*
Costs	(743)	(773)	+4.1%	+5.9%
Gross operating income	**715**	**680**	**-4.9%**	**+4.1%**
Cost of risk	(14)	(90)	x6.6	-41.3%
Impairments on goodwill	(10)	0	n.s.	n.s.
Tax expense	(150)	(101)	-33.0%	-7.3%
Net income	**541**	**489**	**-9.7%**	**+10.0%**
Minority interests	22	14	-36.3%	-32.1%
Net income - Group share	**519**	**475**	**-8.6%**	**+12.0%**
Cost-income ratio	51.0%	53.2%		
ROE	19.8%	18.7%		

* Based on pro forma accounts for Q1 2004, excluding nonrecurring items.

Group's quarterly underlying* gross operating income

in millions of EUR	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Income	1,363	1,388	1,317	1,366	1,432
Costs	(730)	(757)	(772)	(795)	(773)
Gross operating income	633	631	545	572	660

* i.e. excluding nonrecurring items, pro forma for Q1 2004 to Q4 2004.

The **underlying cost base** in the first quarter of 2005 is in line with the average quarterly cost base of last year (see table above). The growth rate for the whole year however is expected to be about half the rate of progression experienced between the first quarter of 2004 and the first quarter of 2005.

The **gross operating income** stands at EUR 680 million, down 4.9% on the same quarter of 2004. The **underlying gross operating income** is, on the contrary, up 4.1% in the quarter, in view of the evolution of the nonrecurring revenues.

The **cost-income ratio** stands at 53.2% increasing from 51.0% in the first quarter of 2004; the **underlying cost-income ratio** stands at 54.0%. While one single quarter's numbers must not be extrapolated, this marks an improvement on the full year 2004 ratio (56.2% under the new accounting standards), and stands well in the direction of the Group's medium-term target (52.5% in 2007).

The net **cost of risk** amounts to EUR 90 million in the first quarter 2005. It was EUR 14 million in the equivalent quarter of 2004. This quarter's amount includes a nonrecurring charge of EUR 83 million relating to Dexia Bank Nederland (see below the section on nonrecurring items). On the underlying basis (i.e. excluding Dexia Bank Nederland), the risk charge continued to go down, both in the credit enhancement and banking activities (respectively 0.5 basis point annualized for FSA, against 0.6 basis point in the full year 2004; 0.8 basis point annualized for the banking activities against 1.8 basis points in the full year 2004), reaching a record low level in the Group's history.

Tax expense is down 33.0%, from EUR 150 million in the first quarter of 2004 to EUR 101 million in the first quarter of 2005. This EUR 49 million reduction stems both from nonrecurring (EUR 36 million) and underlying elements (EUR 13 million) - see below.

The underlying tax rate stands at 26% in the first quarter of 2005.

Minority interests are down from EUR 22 million in the first quarter of 2004 to EUR 14 million in the first quarter of 2005, as a result of some subsidiaries not wholly owned by Dexia experiencing a slight decline of their results in that quarter.

In summary, **net income - Group share** is down 8.6% at EUR 475 million, but up 12.0% on the basis of pro forma underlying data. At constant exchange rate, the progression would have been even higher (+13.5%).

Earnings per share (EPS) are EUR 0.43 (against EUR 0.46 in Q1 04) or -6.0% year-on-year. The reduction stems from the high level of net nonrecurring items in the first quarter of 2004, with no equivalent this quarter. It should be noted that the share buyback program has continued in 2005 (in total 7 million shares purchased in the first quarter and 5 million shares acquired in April 2005, which have been cancelled at the Shareholders' Meeting together with 39 million shares acquired in 2004).

Return on equity stands at 18.7% in the first quarter of 2005 (19.8% one year earlier).

Tier 1 ratio stands at 9.6% as of March 31, 2005, above the level considered desirable by the Group, but substantially lower than its level as of December 31, 2004. This stems from the methodology of calculation of the ratio under EU GAAP, and the increase of risk-weighted assets during the quarter, pulled both by the strong originations and the increase of the US dollar value between the end of 2004 and March 31, 2005.

Contribution of the business lines to the underlying* net income – Group share

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution* at constant exchange rate
Total Group	424	475	+12.0%	+13.5%
Public/Project Finance and Credit Enhancement	212	238	+11.9%	+13.8%
Personal Financial Services	98	101	+3.6%	+3.8%
Investment Management and Insurance Services	40	58	+46.6%	+47.7%
Treasury and Financial Markets	74	82	+10.5%	+12.8%
Central Assets	0	(4)	n.s.	n.s.

* i.e. excluding nonrecurring items, pro forma for Q1 2004.

II ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

All businesses contributed to the 12% progression of the underlying net income (+13.5% at constant exchange rate), especially Public/Project Finance and Credit Enhancement where a particularly solid revenue growth was achieved. Personal Financial Services continued to grow but at slower pace than in previous periods, in a context of very low interest rates. Investment Management and Insurance Services also continued their progression thanks to very good inflows in all segments (asset management, fund administration and insurance services). Finally, Treasury and Financial Markets achieved a double-digit growth in earnings.

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

The business line delivered a solid 11.9% growth in net income - Group share. In a highly competitive environment, Dexia achieved a strong quarter in terms of new originations, in both its historic markets and in the countries where the Group started to operate more recently. The high level of activity in the United States and the strong start in the Central and Eastern European regions are especially noteworthy.

Activity

Long-term financing commitments reached EUR 204.7 billion at the end of the first quarter of 2005, up 13.6% over the last twelve months. Of this, commitments in the local public sector totalled EUR 189.0 billion, up 15.0% in one year.

Long-term financing originations[3] amounted to EUR 11.9 billion in the first quarter 2005 (of which EUR 10.3 billion was in the local public sector), up 64.1% compared to the same period in 2004. This growth was driven by the strong activity in France, Belgium, America and Central Europe. In addition, some very large transactions were booked, particularly in Italy and Dexia found new investment opportunities in the bond market, notably in Spain and in America.

- In France, long-term originations amounted to EUR 1.7 billion in the quarter, thanks to a strong activity both with large local authorities and with other categories of customers, in an environment where demand was strongly pulled by the French government's urban renovation program. As of March 31, 2005, long-term commitments stood at EUR 54.5 billion (up 4.9% in one year).
- In Belgium, new lending amounted to EUR 1.3 billion in the first quarter of 2005, of which EUR 1.1 billion was in public finance where Dexia performed well, especially with the municipalities and the Belgian provinces. Dexia market share remains approximately 80%. As of March 31, 2005, long-term commitments reached EUR 26.9 billion, a 6.3% increase in one year.
- In Italy, during a quiet period due to regional elections, new production was EUR 1.9 billion, marked by one very large transaction underwritten with a major public sector client. Dexia Crediop, together with Dexia Capital Markets, also participated in several capital market transactions, notably a property securitization for the city of Venice. At the end of the first quarter, long-term commitments reached EUR 30.4 billion (up +17.8% in one year).
- In Spain, originations were EUR 0.9 billion in first quarter of the year. Dexia Sabadell Banco Local (DSBL) wrote significant transactions with large local authorities (in particular, the City of Madrid). DSBL also took advantage of good investment opportunities in the bond market. As of March 31, 2005, long-term commitments reached EUR 5.6 billion, a 30.9% increase in one year.
- In the United Kingdom, total commitments reached EUR 5.1 billion (up 12.2% on one year earlier), despite a decrease of total originations, in a context marked by reduced demand from local authorities in anticipation of lower interest rates in the UK.

3 Originations relate to the underwriting, acceptance, or purchase of Public/Project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, and all other forms of credit procurement as applicable in the countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany.

- In Central and Eastern Europe, Dexia started to originate business through Dexia Kommunalkredit Bank (DKB), its newly-established joint venture with Kommunalkredit Austria (KA)[4]. DKB includes in its scope the Slovak and Polish subsidiaries of the Group (Dexia Banka Slovensko and Dexia Kommunalkredit Polska), and deploys its commercial efforts in the Czech Republic. Long-term commitments climbed to EUR 0.8 billion, up 96.5% on one year earlier. This figure does not include some transactions originated in this region and booked at Dexia headquarters or at Kommunalkredit Austria. The latter company's commitments reached EUR 11.4 billion at the end of the first quarter. KA was active in its home market, Austria, as well as in the neighboring countries such as Germany, where one very large transaction was underwritten in cooperation with Dexia Hypothekenbank Berlin.
- In America, Dexia experienced a very strong quarter: new long-term commitments amounted to EUR 2.6 billion (or USD 3.3 billion) in the first quarter of 2005, more than 2.4 times the production of last year's first quarter. This boost was the result of the high level of activity in providing liquidity guarantees to local authorities in a less competitive environment. Dexia New York took advantage of new investment opportunities in the US Municipal Bond market, notably in the tax-exempt sector. As of March 31, 2005, long-term commitments reached EUR 33.2 billion, up 29.6% on one year earlier.
- For the activities carried out in other countries or directly from headquarters, Dexia financed many local authorities worldwide. Originations rocketed to EUR 2.1 billion, with substantial productions in Switzerland (e.g. a loan to the canton of Geneva), Canada and Central Europe. Several project finance transactions were also completed during the quarter, notably in Australia. Long-term commitments reached EUR 10.3 billion as of March 31, 2005, up 62.8% in one year.

The **debt management** activity has also been very dynamic, particularly in France, where the transactions totalled EUR 1.8 billion during the first quarter, a significant increase compared to the first quarter of last year, which was a quiet period for this business due to regional elections. In Belgium, the debt management activity also increased and amounted to EUR 1.0 billion in the quarter.

Short-term loans amounted to EUR 19.6 billion as of March 31, 2005. They were down 26.3%, primarily due to the consolidation of short-term facilities into long-term facilities.

Deposits and assets under management of the business line's customers have continued to increase and reached EUR 25.6 billion at the end of the first quarter of 2005 (up 6.2% compared to the previous year). Noteworthy is the good activity in France and the gain of new asset management mandates with European local authorities.

Finally, **insurance services** catering to local authority employees and also to institutional customers in Belgium and France, have experienced a strong increase in the first quarter of 2005. Dexia Insurance's premiums totalled EUR 183 million, of which EUR 115 million were originated in Belgium and EUR 69 million in France. Those figures reflect the high level of new business in life insurance in Belgium and the successful development in France of Dexia Epargne Pension, whose premiums jumped by 76% in one year. Also in France, premiums collected by Dexia Sofaxis (brokerage activities) amounted to EUR 303 million in the first quarter of 2005 (up 20% in one year).

Regarding **FSA**[5] (Financial Security Assurance), the activity in the first quarter of 2005 exceeded the level of 2004. Gross present value (PV) premiums reached USD 193 million, an increase of 2.9% compared to the first quarter of 2004, which is a robust performance in view of the highly competitive and tight-spread environment. In a still active US municipal sector market, FSA collected USD 77 million gross PV premiums (down 14% compared to the first quarter of 2004),

4 Dexia Kommunalkredit Bank is a joint venture between Dexia (51%) and Kommunalkredit Austria (49%). Kommunalkredit Austria is also 49% owned by Dexia.

5 For more details, see press release dated May 12, 2005, available on the company web site www.fsa.com.

Long-term outstanding commitments – Public/Project Finance and Credit Enhancement

in billions of EUR	March 31, 2004	March 31, 2005	Evolution
Belgium	25.3	26.9	+6.3%
France	51.9	54.5	+4.9%
Luxembourg	1.2	2.0	+61.9%
The Netherlands	0.7	0.7	+2.9%
United Kingdom	4.6	5.1	+12.2%
Sweden	3.1	3.5	+12.1%
Italy	25.8	30.4	+17.8%
Spain	4.3	5.6	+30.9%
Germany	31.0	31.7	+2.4%
Central Europe	0.4	0.8	+96.5%
America	25.6	33.2	+29.6%
Other	6.3	10.3	+62.8%
Total	**180.2**	**204.7**	**+13.6%**

especially in the general obligations sector and with a reduced contribution from the health care sector. In the US asset-backed securities (ABS) sector, FSA collected very high quality business diversified among consumer receivables, residential mortgages and pooled corporate transactions. The gross PV premiums rose by 74% in the first quarter and reached USD 61 million. The international business (mainly in Europe) continued to do well in the first quarter of 2005, with a good deal flow, and well diversified between asset-backed and public infrastructure transactions. There was also a strong demand for guaranteed investment contracts (GICs) in both the municipal and structured finance sectors during the quarter. As of March 31, 2005, total net par outstanding insured by FSA was USD 332.7 billion (+10.3% on one year earlier), of which USD 201.2 billion relates to the municipal sector.

Underlying results

Net income - Group share amounts to EUR 238 million for the first quarter of 2005, up 11.9% compared to the first quarter of 2004 (up 13.8% at constant exchange rate).

This good performance results from a solid increase of **income**, which is up 8.1%, despite the decrease of the US dollar that had a negative impact on the contributions of FSA and Dexia NY when converted into euro. At constant exchange rate, total income would have been up +9.6%.

Income progression is pulled by the increase of interest margin and related income (including FSA's investment income), up 9.4%, reflecting the rise in long-term outstandings. Commissions increase by 3.5% while technical margin in insurance activities (mainly earned premiums at FSA) decline slightly, due to the decrease of the US dollar.

Costs are up 10.3% in the first quarter of 2005 compared to the first quarter of 2004. This increase is largely explained by the development of the business (both in its historic markets, France and Belgium, and internationally). The variance also partly comes from FSA (EUR +4 million), where technical adjustments and write-offs of uncollectible receivables were made. All in all, the cost base is roughly stable compared to the last two quarters of 2004, as shown in the second table below.

Gross operating income is thus up 6.9%, and up 8.7% at constant exchange rate. The **cost-income ratio** slightly increases from 32.8% in the first quarter of 2004, to 33.5% in the first quarter of 2005.

The **cost of risk** is down compared to the first quarter of last year, and is quasi-nil this quarter. This is due to the still very low level of new provisions, reflecting the very high credit quality of the portfolio, compensated by an equivalent volume of write-backs accounted for during the quarter, among other in Italy.

Tax expense rises by 16.1%, in line with the progression in net operating income.

The **return on economic equity** of the business line remains at the satisfactory level of 23.7%.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution at constant exchange rate*
Income	499	539	+8.1%	+9.6%
Costs	(163)	(180)	+10.3%	+11.5%
Gross operating income	335	359	+6.9%	+8.7%
Net income – Group share	**212**	**238**	**+11.9%**	**+13.8%**
Cost-income ratio	32.8%	33.5%	-	-
ROEE**	22.6%	23.7%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

Quarterly evolution of the underlying results

in millions of EUR	Q1 2004*	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Income	499	502	501	542	539
Costs	(163)	(172)	(178)	(179)	(180)
Gross operating income	335	330	323	362	359

* Pro forma.

2. PERSONAL FINANCIAL SERVICES

Following the new segmentation introduced in 2005, Personal Financial Services (PFS) now include retail banking and private banking activities. The production of insurance products was transferred to the Group's third business line, renamed Investment Management and Insurance Services.

PFS is focused on the distribution of financial products to individual customers (retail or private banking) and small and medium-sized companies. The greatest part of the activity is conducted in Belgium and in Luxembourg but the Group has also some retail banking activities in Slovakia and private banking operations in some other European countries (mainly Switzerland and France). The new segmentation was the opportunity to redefine the retail and private banking segments homogeneously within the Group: clients are now considered "private" if they have more than EUR 500,000 financial assets with the bank.

In a business environment which remains competitive and which is marked by the low level of interest rates, net income - Group share is up 3.6% in the first quarter of 2005 compared to the same quarter of 2004, thanks particularly to increasing commissions stemming from sizeable net inflows in mutual funds and insurance products.

Activity

Total customer assets amounted to EUR 119.6 billion on March 31, 2005, up 2.5% in three months, and up 4.4% in one year. During the first quarter, marked by still very low interest rates and a slightly better stock market environment, customer assets increased by EUR 2.9 billion, of which EUR 1.7 billion was from net inflows. The greater demand for mutual funds and insurance products, coupled to the bank's commercial strategy in those products, led to a significant increase in off-balance outstandings, while balance-sheet products were stable overall.

In **retail banking**, customer assets reached EUR 81.2 billion as of March 31, 2005, up 2.9% in three months (or EUR +2.3 billion). The main trends were as follows:

- Balance-sheet products outstandings were roughly stable with a decrease of savings certificates (mainly savings bonds) and a slight increase of savings accounts, resulting mainly from the reinvestment of the annual interest payments served in January.
- Mutual funds (+4.5%) and life insurance products (+3.6%), mainly in guaranteed products, continued to progress. This is the result of the successful commercial campaign launched for those products.

Private banking customer assets increased to EUR 38.4 billion as of March 31, 2005, up 1.7% in three months. This evolution is mainly due to a positive market effect. Nevertheless, in total, assets managed under a mandate increased significantly over the quarter to EUR 7.1 billion (+7.6%). With the new client segmentation, Belgium represents now approximately 42% of the Group's total private banking assets, Luxembourg 40%, France 8% and Switzerland 7%. The balance is shared essentially between UK and Denmark. On top of these EUR 38.4 billion, the joint venture between Banco Popular and Dexia in Spain totalled EUR 2.5 billion of customer assets at the end of the quarter.

Customer assets (at quarter-end)

in billions of EUR	2004 March	2004 June	2004 Sept.	2004 Dec.	2005 March	*Evolution March 31, 2005/ Dec. 31, 2004*	*Evolution March 31, 2005/ March 31, 2004*
Balance-sheet products *(Deposits, savings bonds...)*	56.3	56.5	56.2	55.8	55.8	+0.0%	-0.8%
Off-balance sheet products *(Mutual funds, securities...)*	51.5	50.9	51.4	52.9	55.6	+5.1%	+8.0%
Insurance *(Life insurance technical reserve)*	6.8	7.1	7.5	8.0	8.2	+3.1%	+20.7%
Total customer assets	**114.6**	**114.6**	**115.1**	**116.7**	**119.6**	**+2.5%**	**+4.4%**
of which retail banking	*77.3*	*78.2*	*78.1*	*78.9*	*81.2*	*+2.9%*	*+5.0%*
of which private banking	*37.2*	*36.4*	*37.1*	*37.8*	*38.4*	*+1.7%*	*+3.1%*

Customer loans (at quarter-end)

in billions of EUR	2004 March	2004 June	2004 Sept.	2004 Dec.	2005 March	*Evolution March 31, 2005/ Dec. 31, 2004*	*Evolution March 31, 2005/ March 31, 2004*
Mortgage loans to retail customers	14.7	14.9	15.2	15.5	15.8	+1.6%	+7.6%
Consumer loans to retail customers	2.4	2.3	2.3	2.4	2.3	-4.2%	-5.8%
Loans to SMEs and self-employed	5.8	6.1	6.0	6.0	6.1	+2.2%	+5.0%
Loans to private banking customers	2.4	2.4	2.5	2.5	2.5	+0.7%	+5.2%
Total customer loans	**25.3**	**25.8**	**26.0**	**26.4**	**26.7**	**+1.1%**	**+5.5%**

Underlying* results – Personal Financial Services

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution at constant exchange rate*
Income	531	547	+3.0%	+3.1%
Costs	(382)	(393)	+2.7%	+2.7%
Gross operating income	149	154	+3.8%	+4.0%
Net income – Group share	**98**	**101**	**+3.6%**	**+3.8%**
Cost-income ratio	72.0%	71.8%	-	-
ROEE**	23.8%	23.6%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

Quarterly evolution of the underlying results

in millions of EUR	Q1 2004*	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Income	531	534	545	553	547
Costs	(382)	(406)	(394)	(396)	(393)
Gross operating income	149	129	152	157	154

* Pro forma.

At March 31, 2005, **loans to retail and private customers** reached EUR 26.7 billion, up 1.1% during the first quarter of 2005 and up 5.5% in one year. This increase stems from mortgage loans to retail customers which reached EUR 15.8 billion, up 1.6% over the quarter, and from the loans to SMEs, up 2.2% over the quarter.

Underlying results

Net income - Group share amounted to EUR 101 million for the first quarter of 2005, up 3.6% compared to the first quarter of 2004.

Income reaches EUR 547 million in the first quarter of 2005, up 3.0% compared to the first quarter of 2004. Net interest and related income decreased slightly (-1.3%) in a context of still very low interest rate, a shift occurring in customer assets from balance-sheet products (outstandings down 0.8% over the year) towards off-balance sheet products (outstandings up 8.0% over the year). Symmetrically, net commissions progressed significantly (+12.2%) thanks to the strong activity in mutual funds and insurance.

Costs amounted to EUR 393 million in the first quarter of 2005, up 2.7% compared to the first quarter of 2004, and in line with the average cost base of the last two quarters of last year, as it can be seen in the second table above.

Gross operating income is thus up 3.8% quarter on quarter (+4.0% at constant exchange rate). The **cost-income ratio** has improved slightly to 71.8% during the first quarter of 2005.

The **cost of risk** amounts to EUR 9 million in the first quarter of 2005 and is roughly stable compared to the first quarter of 2004 and to the quarterly average throughout 2004.

Tax expense rises by 6.0% in line with the increase in net operating income.

The **return on economic equity** of the business line stands at 23.6%.

3. INVESTMENT MANAGEMENT AND INSURANCE SERVICES

Investment Management and Insurance Services include Asset Management, Fund Administration and Insurance Activities (i.e. the manufacturing of insurance products). The business line achieved a strong performance both in terms of new business and financial results.

Net income - Group share increased by 46.6% in the first quarter of 2005 compared to the first quarter of 2004, with a very good performance and positive trends in all segments.

Activity

Assets under management[6] reached EUR 75.7 billion at the end of the first quarter of 2005, up 5.9% in three months (EUR +4.2 billion) and up 14.9% in one year. This evolution is the result of a significant organic growth in the first quarter of 2005 (EUR +3.0 billion) and also of a positive market effect (EUR +1.2 billion).

Net inflows come primarily from the mutual funds, with a good performance of certain type of products such as dynamic money market funds. As of March 31, 2005, assets under management to institution-

6 Under the new presentation, only Dexia Asset Management (Dexia AM) statistics are reported, i.e. excluding assets managed in other entities and by the private banking teams.

al clients amounted to EUR 28.7 billion (EUR 18.7 billion of mandates and EUR 10.0 billion of mutual funds), despite the non-renewal of one large mandate.

Productivity ratios have remained very good in the first quarter for Dexia Asset Management. As in 2004, costs represented 13 basis points of assets under management.

In **Fund Administration**, activity remained strong in a very competitive environment.

Total *assets under custody* amounted to EUR 354 billion at the end of the period, of which EUR 202 billion in the form of mandates to Dexia Fund Services (up 7.0% in three months).

The *central administration* activity has experienced a 1.5% growth in terms of net asset valuations (a 5.7% growth in twelve months).

The *transfer agent* activity also improved, the number of transactions (subscriptions/repurchases) rose by 5.2% over the year.

The **Insurance Activities** mainly cover the operations of Dexia Insurance. Premiums received on all categories of products sold throughout the various networks of the Group reached EUR 843 million in the first quarter of 2005, up 28.2% in one year. This is the result of a strong performance in life insurance products (EUR 725 million premiums). The activity was buoyant in the Group's three core markets (Belgium, France and Luxembourg). See Focus on insurance activities across all business lines on page 12.

Underlying results

Net income - Group share amounts to EUR 58 million in the first quarter of 2005, up 46.6% compared to the first quarter of 2004.

The improvement of profitability stems from the strong increase in **income** (+16.4% year-on-year) in all segments of the business line (see second table below).

- **Asset management** income is up 9.2% in one year (EUR +4 million) in the context of increased volumes and of a change in the product pricing and internal allocation conventions. To recall, absolute performance fees are no longer charged, and this is partly compensated by increased management fees. This will ensure lesser volatility of the total commissions throughout the whole year.
- **Fund administration** income is up (EUR +3 million), following the positive trend of the last quarters, thanks to a strong activity and despite the competitive pricing environment.
- **Insurance** income increases to EUR 58 million in the first quarter, up EUR 17 million over the first quarter of 2004, and up EUR 9 million above the average quarter of 2004. This quarterly income includes, notably, capital gains on one stock in the portfolio, which has been the object of a public share exchange offering.

Costs of the entire business line increase by 11.2% (or EUR +10 million), due to the strong development of the activity in every segment and especially to the expansion of Dexia Asset Management (mainly in the institutional market) and of Dexia Fund Services.

The **gross operating income** reaches EUR 69 million in the first quarter of 2005, a 24.6% increase compared to the first quarter of 2004. The **cost-income ratio** in this business line improves in one year and stands at 58.7%.

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution* *at constant exchange rate*
Income	144	168	+16.4%	+16.8%
Costs	(88)	(98)	+11.2%	+11.2%
Gross operating income	56	69	+24.6%	+25.7%
Net income – Group share	**40**	**58**	**+46.6%**	**+47.7%**
Cost-income ratio	61.4%	58.7%	-	-
ROEE**	23.0%	32.1%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

IMIS segment contributions

	Asset Management		Fund Administration		Insurance		Total IMIS	
in millions of EUR	Q1 04*	Q1 05	Q1 04*	Q1 05	Q1 04*	Q1 05	Q1 04*	Q1 05
Income	42	45	61	64	41	58	144	168
Costs	(21)	(24)	(40)	(44)	(27)	(30)	(88)	(98)
Gross operating income	20	21	21	20	14	28	56	69

* Pro forma.

Focus on the contribution of insurance business across all business lines*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums has been 22% from PPF, 69% from PFS, and 9% from IMIS.

The contribution of the business lines in the first quarter to the income has been EUR 115 million in the first quarter 2005 (+32% over the same quarter of the previous year). EUR 6 million came from PPF (+44%) owing to the very good level of activity in the life/pension area. EUR 51 million came from PFS (+19%), *and EUR 58 million in IMIS (+42%).*

* Excluding FSA and Dexia Sofaxis.

4. TREASURY AND FINANCIAL MARKETS

First quarter 2005 **net income - Group share** amounts to EUR 82 million, a +10.5% growth compared to the first quarter of 2004 (+12.8% at constant exchange rate). This stems from a rise in income, a very low cost of risk and an overall decreasing tax rate.

Income amounts to EUR 138 million in the first quarter of 2005 (+5.6% year-on-year, and +7.5% at constant exchange rate). This good performance results largely from the credit spread portfolio, despite an already high level reached in the first quarter of last year, and also from the securitization desk.

The **gross operating income** increases to EUR 95 million (+5.3% year-on-year, and +7.7% at constant exchange rate), with a **cost-income ratio** of 30.8%.

Tax expense is reduced from EUR 26 million in the first quarter of 2004 to EUR 13 million in the first quarter of 2005, due to an increasing part of the transactions carrying a lower tax rate.

III CENTRAL ASSETS AND NONRECURRING ITEMS

1. Central Assets

Central Assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line. Besides, as Dexia Bank Nederland is in a run off situation, its results are now accounted for in Central Assets, under the new segmentation.

In the first quarter of 2005, contribution to net income - Group share by Central Assets was slightly negative (EUR -4 million). This is essentially due to lower income during the first quarter of this year (variance EUR -18 million) and explained by the two main following reasons: i) the underlying income decreased by EUR -5 million at Dexia Bank Nederland, resulting from the decrease of the credit outstandings; ii) the USD hedges contributed positively (EUR 8 million) to last year's income, with no equivalent income this year, as Dexia did practically not hedge its USD positions for the first quarter of 2005.

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution at constant exchange rate*
Income	130	138	+5.6%	+7.5%
Costs	(40)	(42)	+6.2%	+7.0%
Gross operating income	90	95	+5.3%	+7.7%
Net income – Group share	**74**	**82**	**+10.5%**	**+12.8%**
Cost-income ratio	30.6%	30.8%	-	-
ROEE**	25.5%	37.2%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

Underlying* results – Central Assets

in millions of EUR	Q1 2004	Q1 2005	Variance
Income	59	41	(18)
Costs	(55)	(59)	(4)
Gross operating income	**3**	**(18)**	**(21)**
Tax expense	2	17	+15
Other items	(6)	(3)	+3
Net income – Group share	**0**	**(4)**	**(4)**

* i.e. excluding nonrecurring items, pro forma for Q1 2004.

Nonrecurring items

in millions of EUR	Q1 2004*	Q1 2005	Variance
Income	+78	+20	(58)
Costs	0	0	-
Gross operating income	**+78**	**+20**	**(58)**
Cost of risk	(1)	(83)	(82)
Impairments on goodwill	(10)	0	(10)
Tax expense	+26	+62	(36)
Other items	(1)	0	1
Net income – Group share	**+93**	**(1)**	**(94)**

* Pro forma.

2. Nonrecurring items

The contribution of nonrecurring items to the net income - Group share amounted to EUR -1 million in the first quarter of 2005, against a positive contribution of EUR +93 million in the first quarter of 2004, i.e. a EUR -94 million variance. This is due both to lower revenues, increased cost of risk linked to an additional expense at Dexia Bank Nederland, and finally nonrecurring tax entries, as follows:

- *Income*

  In 2004, interest payments have started to be collected on the share leasing contracts of Dexia Bank Nederland which have accepted the "Dexia Commercial Offer", which included interest reductions that were included in the total generic provision. The utilization of this provision is treated as a nonrecurring item (EUR +9 million for the first quarter of 2005 and EUR +10 million in the first quarter of 2004).

  Net nonrecurring gains on long-term investments amounted to EUR +11 million in the first quarter of 2005, while they amounted to EUR +63 million in the first quarter of 2004 (mainly due to the sale of Dexia's stake in Belgacom).

- *Cost of risk*

  There has been a net charge of EUR 83 million in the first quarter of 2005, stemming from two factors in opposite directions. One is the settlement arrived at by Mr Duisenberg in the share leasing issue, the estimated cost of which amounts to EUR 400 million. This will be financed by the contribution obtained from Aegon (EUR 218 million), the release of existing provisions in Dexia's financial statements (EUR 85 million) and an additional charge (EUR 97 million), already announced with the outcome of the mediation. In the other direction, a release of EUR 14 million has been made on the prior provisions, following the review of the parameters (AEX, effective default experience, etc).

- *Tax expense*

  Nonrecurring taxes amounted to a credit of EUR +62 million in the first quarter of 2005 and stemmed from the tax impact of the nonrecurring items describes above (mainly the tax impact of additional provision at Dexia Bank Nederland i.e. EUR 26 million), the settlement of a tax dispute in favor of Dexia (EUR +15 million), and the positive tax effect on deductible impairments on one participation (EUR +17 million).

Commenting on those results, Pierre Richard, Group Chief Executive Officer, declared:

"This first round of quarterly results under EU GAAP brings its lot of novelties in the reading of our financial statements. What is essential however is that Dexia has met and even exceeded its targets in terms of solvency (with a Tier 1 ratio of 9.6%), value creation (with a ROE of 18.7%) and earnings growth (with underlying income up nearly 6%, and net attributable income up +13.5% at constant exchange rate).

Business has been strong across all business lines, and this quarter stands well in the line of the medium term objectives we have set for the Group."

PIERRE RICHARD,
Group Chief Executive Officer
Chairman of the Management Board

ACTIVITY AND FINANCIAL RESULTS

I FINANCIAL REPORTING

EARNINGS PER SHARE (IN EUR)



Dexia GAAP
EU GAAP
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
1.24
1.58
0.46
0.43
1996
1997
1998
1999
2000
2001
2002
2003
2004
Q1 2004
Q1 2005

COST-INCOME RATIO (%)



Dexia GAAP
EU GAAP
Reported
Underlying
80
70
60
50
40
30
20
10
0
53.9
54.8
59.0
58.9
59.2
55.9
51.0
53.2
53.5
54.0
1999
2000
2001
2002
2003
2004
Q1 2004
Q1 2005
Q1 2004
Q1 2005

RETURN ON EQUITY (%)[1]



Dexia GAAP
EU GAAP
20
18
16
14
12
10
8
6
4
2
0
15.7
17.7
18.7
16.2
16.5
19.8
19.8
18.7
1999
2000
2001
2002
2003
2004
Q1 2004
Q1 2005

1 The ratio between the annualized net income - Group share, and the weighted average core shareholders' equity (estimated dividend for the period deducted).

STATEMENT OF INCOME

in millions of EUR	Q1 2004[1]	Q1 2005[2]	Evolution	Q1 2004[1] pro forma	Evolution pro forma total	Evolution pro forma underlying
Income	1,458	1,453	-0.3%	1,442	+0.8%	+5.1%
of which net commissions	*269*	*290*	*+7.5%*	*257*	*+12.5%*	*+11.1%*
Costs	(743)	(773)	+4.1%	(730)	+5.9%	+5.9%
Gross operating income	715	680	-4.9%	712	-4.5%	+4.1%
Cost of risk	(14)	(90)	x6.6	(14)	x6.6	-41.3%
Impairments on goodwill	(10)	0	n.s.	(10)	n.s.	n.s.
Tax expense	(150)	(101)	-33.0%	(149)	-32.6%	-7.3%
Net income	541	489	-9.7%	539	-9.3%	+10.0%
Minority interests	22	14	-36.3%	22	-36.3%	-32.1%
Net income - Group share	519	475	-8.6%	517	-8.2%	+12.0%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

STATEMENT OF INCOME: FROM REPORTED TO UNDERLYING[1] PRO FORMA[2]

in millions of EUR	Q1 2004[3]	Q1 2005[4]	Evolution
Income	1,458	1,453	-0.3%
Changes in scope of consolidation	*(16)*	*0*	*n.s.*
Income pro forma	1,442	1,453	+0.8%
Nonrecurring items	*78*	*20*	*-74.0%*
Underlying income	1,363	1,432	+5.1%
Costs	(743)	(773)	+4.1%
Changes in scope of consolidation	*13*	*0*	*n.s.*
Costs pro forma	(730)	(773)	+5.9%
Nonrecurring items	*0*	*0*	*n.s.*
Underlying costs	(730)	(773)	+5.9%
Gross operating income pro forma	712	680	-4.5%
Nonrecurring items	*78*	*20*	*n.s.*
Underlying gross operating income	633	660	+4.1%
Cost of risk pro forma	(14)	(90)	x6.6
Nonrecurring items	*(1)*	*(83)*	*n.s.*
Underlying cost of risk	(13)	(8)	-41.3%
Net income - Group share pro forma	517	475	-8.2%
Nonrecurring items	*93*	*(1)*	*n.s.*
Underlying net income - Group share	424	475	+12.0%

1 i.e. excluding nonrecurring items.
2 Pro forma Q1 2004 essentially due to the acquisition of FMS Hoche and the sale of Kempen & Co and SMBP.
3 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
4 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

KEY RATIOS

	Q1 2004[1]	Q1 2005[2]
Earnings per share (EPS)		
- basic[3]	EUR 0.46	EUR 0.43
- diluted[4]	EUR 0.46	EUR 0.43
Profit margin[5]	37.1%	33.6%
Cost-income ratio[6]	51.0%	53.2%
Cost of risk banking activities (annualized)[7]	0.02%	0.14%
Return on equity (annualized)[8]	19.8%	18.7%

UNDERLYING KEY RATIOS

	Q1 2004[1]	Q1 2005[2]
Underlying cost-income ratio[6,9]	53.5%	54.0%
Underlying cost of risk banking activities (annualized)[7,9]	0.01%	0.01%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between net income - Group share and weighted average number of shares.
4 The ratio between net income - Group share and weighted average diluted number of shares.
5 The ratio between net income and income.
6 The ratio between costs and income.
7 The ratio between the annualized net cost of risk (i.e. excluding credit enhancement) and the gross outstanding loans and advances to customers and off-balance sheet financing commitments.
8 The ratio between the annualized net income - Group share, and the weighted average core shareholders' equity (estimated dividend for the period deducted).
9 i.e. excluding nonrecurring items.

BALANCE SHEET AND NET ASSETS

in millions of EUR, except where indicated	March 31, 2004[1]	Jan. 1, 2005[2]	March 31, 2005[2]	*Evolution* March 31, 2005/ Jan. 1, 2005
Total assets	**366,267**	**405,926**	**430,691**	**+6.1%**
of which				
Loans and advances to customers	169,053	170,595	172,214	+0.9%
Loans and securities available for sale	111,427	126,204	140,090	+11.0%
Total liabilities	**354,372**	**392,852**	**417,703**	**+6.3%**
of which				
Customers borrowings and deposits	84,276	93,055	96,127	+3.3%
Debt securities	140,369	146,101	153,241	+4.9%
Total equity	**11,895**	**13,074**	**12,988**	**-0.7%**
of which				
Core shareholders' equity	11,356	10,713	10,384	-3.1%
Total shareholders' equity	11,385	12,377	12,240	-1.1%
Net assets per share (in EUR)				
- related to core shareholders' equity[3]		9.07	9.28	+2.3%
- related to total shareholders' equity[4]		10.58	10.97	+3.8%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between core shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
4 The ratio between total shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan. 1, 2005[1]	March 31, 2005[1]	*Evolution* March 31, 2005/ Jan. 1, 2005
Tier 1 capital[2]	10,336	10,567	+2.2%
Total regulatory capital[2]	11,460	11,468	+0.1%
Risk-weighted assets	103,355	109,542	+6.0%
Tier 1 ratio[2]	10.0%	9.6%	
Capital adequacy ratio[2]	11.1%	10.5%	

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for 3 months 2005) is included in the equity.

MAIN ITEMS REPORTED AS NONRECURRING IN 2004 AND 2005 (FIRST QUARTER)

Income

In Q1 2004: net revenues on the credit linked notes (CLN portfolio) (EUR -7.0 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of equities (EUR +8.8 million); capital gain on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million); effect of disposal of properties (EUR +16.5 million); insurance of CLN portfolio (EUR -3.3 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +7.3 million).

In Q1 2005: interest discount on loans accepting Dexia Offer (EUR +9.2 million); capital gain on sale of equities (EUR +7.1 million); capital gain on long-term investments (EUR +4.1 million).

Cost of risk

In Q1 2005: charges for Legiolease at Dexia Bank Nederland (EUR -83.0 million).

Impairments on goodwill

In Q1 2004: accelerated goodwill amortization (EUR -9.9 million) following impairments on a participation.

Taxes

In Q1 2004: reimbursement of taxes following a settlement with the Belgian fiscal authorities (EUR +10.2 million); tax credit caused by the impairment of a participation (EUR +17.3 million).

In Q1 2005: reimbursement of taxes following a settlement with the Belgian fiscal authorities (EUR +15.4 million); tax credit caused by the impairment of a participation (EUR +17.0 million); write-back of a tax provision (EUR +6.5 million).

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a nonrecurring item in the total amount of taxation.

II OPERATIONS AND RESULTS OF THE BUSINESSES

STATEMENT OF INCOME
INCLUDING NONRECURRING ITEMS
Q1 2005

in millions of EUR, except where indicated	Public/Project Finance and Credit Enhancement		Investment Management and Insurance Services	Treasury and Financial Markets	Central Assets	Dexia
Income	**539**	551	168	138	57	1,453
of which net commissions	**41**	186	48	6	9	290
Costs	**(180)**	(393)	(98)	(42)	(59)	(773)
Gross operating income	**359**	158	69	95	(2)	680
Cost of risk	**1**	(9)	0	1	(83)	(90)
Impairments on goodwill	**0**	0	0	0	0	0
Tax expense	(113)	(44)	(10)	4	62	(101)
Net income	**247**	105	59	100	(23)	489
Minority interests	9	0	1	1	3	14
Net income - Group share	**238**	105	58	99	(25)	475
Cost-income ratio	**33.5%**	71.3%	58.7%	30.8%	n.s.	53.2%
Allocated equity (end of period)	**4,010**	1,714	723	883	1,188	8,519
Risk-weighted assets (end of period)	**51,564**	24,308	1,570	23,591	8,510	109,542

CONTRIBUTION TO THE UNDERLYING* NET INCOME - GROUP SHARE

Q1 2005



50%
21%

* i.e. excluding nonrecurring items.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Public/Project Finance and Credit Enhancement

ACTIVITY STATISTICS

All statistics hereunder relate to the underwriting, acceptance or purchase of public/project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, all other forms of credit procurement as applicable in the countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany. The short-term facilities are not included.

	LONG-TERM ORIGINATIONS			LONG-TERM COMMITMENTS[1]		
in millions of EUR	Q1 2004	Q1 2005	*Evolution* Q1 2005/ Q1 2004	March 31, 2004	March 31, 2005	*Evolution* March 31, 2005/ March 31, 2004
Fully-consolidated subsidiaries						
Belgium[2]	1,034	1,317	+27.3%	25,278	26,875	+6.3%
France	1,446	1,678	+16.0%	51,938	54,493	+4.9%
Luxembourg	73	138	+89.6%	1,247	2,019	+61.9%
The Netherlands	126	85	-32.7%	677	697	+2.9%
United Kingdom	818	434	-47.0%	4,579	5,137	+12.2%
Sweden	128	191	+48.7%	3,082	3,453	+12.1%
Italy	1,231	1,943	+57.9%	25,766	30,353	+17.8%
Spain	509	894	+75.5%	4,312	5,646	+30.9%
Central Europe[3]	40	419	x10.5	423	831	+96.5%
America	1,088	2,632	x2.4	25,606	33,184	+29.6%
Other[4]	740	2,144	x2.9	6,342	10,328	+62.8%
Fully-consolidated subsidiaries without Germany	**7,235**	**11,876**	**+64.1%**	**149,249**	**173,016**	**+15.9%**
Germany	2,301	2,588	+12.5%	30,982	31,729	+2.4%
Fully-consolidated subsidiaries with Germany	**9,535**	**14,464**	**+51.7%**	**180,232**	**204,745**	**+13.6%**
of which public sector	*7,656*	*12,839*	*67.7%*	*164,356*	*189,041*	*+15.0%*
of which corporate & project finance	*1,879*	*1,625*	*-13.5%*	*15,876*	*15,703*	*-1.1%*
Equity-accounted companies						
Austria (Kommunalkredit Austria)[5]	1,101	1,270	+15.3%	8,196	11,380	+38.8%
Total managed by the Dexia Group	10,636	15,734	+47.9%	188,428	216,125	+14.7%

1 These amounts are stated at current exchange rate.
2 The activities realized by Dexia Bank Belgium outside Belgium have been transferred to "other" since January 1, 2005. Previous figures have been restated.
3 "Central Europe" gathers all the activities of Dexia Kommunalkredit Bank and its two subsidiaries in Slovakia and Poland.
4 "Other" includes the activities of the Pacific area and Israël as well as the transactions carried out by the headquarters in countries where the Group has no direct presence.
5 Corresponding to 100% of new lending/outstanding loans of Kommunalkredit Austria, which is 49%-owned by Dexia.

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)

in millions of EUR	March 31, 2004	March 31, 2005	*Evolution* March 31, 2005/ March 31, 2004
Balance sheet	14,723	13,920	-5.5%
Off-balance sheet	9,390	11,684	+24.4%
Total	**24,113**	**25,604**	**+6.2%**

FSA: EVOLUTION OF THE ACTIVITY

in millions of USD	Q1 2004	Q1 2005	*Evolution* Q1 2005/ Q1 2004
Gross present value originations	**187.2**	**192.7**	**+2.9%**
Municipal	125.0	99.5	-20.4%
US municipal obligations[1]	*89.4*	*76.8*	*-14.1%*
International municipal obligations[1]	*35.6*	*22.7*	*-36.2%*
Asset-backed obligations	46.7	80.4	+72.2%
US asset-backed obligations[1]	*34.9*	*60.8*	*+74.2%*
International asset-backed obligations[1]	*11.8*	*19.6*	*+66.1%*
Investment products[2]	15.5	12.8	-17.4%
Gross par insured of new originations[3]	**19,238**	**21,017**	**+9.2%**
Municipal	11,642	13,026	+11.9%
US municipal obligations	*10,983*	*12,315*	*+12.1%*
International municipal obligations	*659*	*711*	*+7.9%*
Asset-backed obligations	7,596	7,991	+5.2%
US asset-backed obligations	*5,144*	*4,183*	*-18.7%*
International asset-backed obligations	*2,452*	*3,808*	*+55.3%*
Net par insured of new originations[3]	**15,052**	**17,329**	**+15.1%**
Municipal	8,237	9,825	+19.3%
US municipal obligations	7,970	9,476	+18.9%
International municipal obligations	267	349	+30.7%
Asset-backed obligations	6,815	7,504	+10.1%
US asset-backed obligations	4,530	3,997	-11.8%
International asset-backed obligations	2,285	3,507	+53.5%

in millions of USD	March 31, 2004	March 31, 2005	*Evolution* March 31, 2005/ March 31, 2004
Net par outstanding[3]	**294,460**	**322,705**	**+9.6%**
Municipal	176,068	201,161	+14.3%
US municipal obligations	*169,324*	*192,670*	*+13.8%*
International municipal obligations	*6,744*	*8,491*	*+25.9%*
Asset-backed obligations	118,392	121,544	+2.7%
US asset-backed obligations	*80,816*	*88,068*	*+9.0%*
International asset-backed obligations	*37,576*	*33,476*	*-10.9%*

1 Present value of premiums originated (PV premiums).
2 Present value of future net interest margin from guaranteed investments contracts (GICs) issuedito municipalities and other market participants.
3 Excludes amounts relating to FSA-insured GICs.

Public/Project Finance and Credit Enhancement

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**499**	**539**	**+8.1%**
of which net commissions	*40*	*41*	*+3.5%*
Costs	**(163)**	**(180)**	**+10.3%**
Gross operating income	**335**	**359**	**+6.9%**
Cost of risk	(12)	1	n.s.
Impairments on goodwill	0	0	n.s.
Tax expense	(97)	(113)	+16.1%
Net income	**226**	**247**	**+9.1%**
Minority interests	14	9	-32.6%
Net income - Group share	**212**	**238**	**+11.9%**
Cost-income ratio	32.8%	33.5%	
Annualized ROEE[3]	22.6%	23.7%	
Allocated equity (end of period)	3,759	4,010	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**545**	**499**	**501**	**581**	**539**
of which net commissions	*40*	*46*	*40*	*39*	*41*
Costs	**(163)**	**(172)**	**(178)**	**(179)**	**(180)**
Gross operating income	**382**	**327**	**323**	**402**	**359**
Cost of risk	(12)	(4)	(1)	(13)	1
Impairments on goodwill	0	0	0	0	0
Tax expense	(94)	(94)	(98)	(107)	(113)
Net income	**276**	**229**	**224**	**282**	**247**
Minority interests	14	12	7	10	9
Net income - Group share	**262**	**217**	**217**	**272**	**238**
NONRECURRING ITEMS					
Income	**47**	**(3)**		**39**	
of which net commissions					
Costs					
Gross operating income	**47**	**(3)**		**39**	
Cost of risk					
Impairments on goodwill					
Tax expense	4	1		(3)	
Net income	**50**	**(2)**		**36**	
Minority interests					
Net income - Group share	**50**	**(2)**		**36**	
UNDERLYING					
Income	**499**	**502**	**501**	**542**	**539**
of which net commissions	*40*	*46*	*40*	*39*	*41*
Costs	**(163)**	**(172)**	**(178)**	**(179)**	**(180)**
Gross operating income	**335**	**330**	**323**	**362**	**359**
Cost of risk	(12)	(4)	(1)	(13)	1
Impairments on goodwill	0	0	0	0	0
Tax expense	(97)	(95)	(98)	(104)	(113)
Net income	**226**	**230**	**224**	**246**	**247**
Minority interests	14	12	7	10	9
Net income - Group share	**212**	**219**	**217**	**236**	**238**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Personal Financial Services

CUSTOMER ASSETS & LIABILITIES

in millions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	Evolution March 31, 2005/ Dec. 31, 2004	Evolution March 31, 2005/ March 31, 2004
Balance-sheet products	56,257	56,521	56,221	55,806	55,781	+0.0%	-0.8%
Off-balance sheet products	51,501	50,919	51,432	52,915	55,618	+5.1%	+8.0%
Insurance	6,820	7,167	7,485	7,986	8,233	+3.1%	+20.7%
Total customer assets	**114,578**	**114,608**	**115,138**	**116,707**	**119,631**	**+2.5%**	**+4.4%**
Total customer liabilities	**25,268**	**25,813**	**25,997**	**26,354**	**26,650**	**+1.1%**	**+5.5%**
Total customer assets & liabilities	**139,846**	**140,421**	**141,135**	**143,061**	**146,281**	**+2.3%**	**+4.6%**

RETAIL BANKING

in millions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	Evolution March 31, 2005/ Dec. 31, 2004	Evolution March 31, 2005/ March 31, 2004
Deposits	29,855	31,334	31,059	31,224	32,087	+2.8%	+7.5%
Sight accounts	*4,791*	*5,414*	*4,990*	*5,023*	*5,610*	*+11.7%*	*+17.1%*
Savings accounts	*25,065*	*25,920*	*26,070*	*26,201*	*26,476*	*+1.1%*	*+5.6%*
Savings bonds & term deposits	15,036	14,222	13,724	12,755	12,176	-4.5%	-19.0%
Bonds issued by the Group	5,670	5,708	5,975	6,015	6,319	+5.1%	+11.4%
Mutual funds	16,119	16,091	16,190	17,369	18,155	+4.5%	+12.6%
Life insurance technical reserves	5,212	5,438	5,687	6,073	6,289	+3.6%	+20.7%
Direct securities[1]	5,441	5,435	5,422	5,497	6,208	+12.9%	+14.1%
Total customer assets	**77,333**	**78,228**	**78,057**	**78,933**	**81,232**	**+2.9%**	**+5.0%**
Loans to customers	17,071	17,276	17,484	17,895	18,040	+0.8%	+5.7%
Mortgage loans	*14,660*	*14,948*	*15,199*	*15,524*	*15,770*	*+1.6%*	*+7.6%*
Consumer loans	*2,411*	*2,328*	*2,285*	*2,371*	*2,270*	*-4.2%*	*-5.8%*
Loans to SMEs and the self-employed	5,807	6,105	5,987	5,963	6,096	+2.2%	+5.0%
Total loans to customers	**22,878**	**23,381**	**23,470**	**23,858**	**24,136**	**+1.2%**	**+5.5%**

1 Customers' financial assets (such as shares, bonds and cooperators' shares) held under custody by the bank.

PRIVATE BANKING

in millions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	Evolution March 31, 2005/ Dec. 31, 2004	Evolution March 31, 2005/ March 31, 2004
Cash management	1,804	1,742	1,957	2,027	1,714	-15.5%	-5.0%
Deposits	9,018	8,735	8,997	9,294	9,252	-0.5%	+2.6%
Mandates	7,275	6,815	6,744	6,631	7,137	+7.6%	-1.9%
Mutual funds	7,508	7,375	7,352	7,691	7,964	+3.6%	+6.1%
Structured products	3,047	3,184	3,415	2,917	3,054	+4.7%	+0.2%
Life insurance technical reserves	1,609	1,729	1,798	1,913	1,944	+1.6%	+20.9%
Direct securities[1]	6,984	6,800	6,817	7,301	7,334	+0.4%	+5.0%
Total customer assets	**37,244**	**36,379**	**37,080**	**37,774**	**38,399**	**+1.7%**	**+3.1%**
Total loans to customers	**2,390**	**2,432**	**2,527**	**2,496**	**2,514**	**+0.7%**	**+5.2%**

1 Customers' financial assets (such as shares, bonds and cooperator's shares) held under custody by the bank.

Personal Financial Services

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**531**	**547**	**+3.0%**
of which net commissions	*166*	*186*	*+12.2%*
Costs	**(382)**	**(393)**	**+2.7%**
Gross operating income	**149**	**154**	**+3.8%**
Cost of risk	(10)	(9)	-2.0%
Impairments on goodwill	0	0	n.s.
Tax expense	(41)	(44)	+6.0%
Net income	**98**	**101**	**+3.4%**
Minority interests	0	0	n.s.
Net income - Group share	**98**	**101**	**+3.6%**
Cost-income ratio	72.0%	71.8%	
Annualized ROEE[3]	23.8%	23.6%	
Allocated equity (end of period)	1,641	1,714	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**531**	**532**	**546**	**560**	**551**
of which net commissions	*166*	*171*	*154*	*180*	*186*
Costs	**(382)**	**(406)**	**(394)**	**(396)**	**(393)**
Gross operating income	**149**	**126**	**152**	**164**	**158**
Cost of risk	(10)	(6)	(8)	(13)	(9)
Impairments on goodwill	0	0	0	(3)	0
Tax expense	(41)	(40)	(44)	(54)	(44)
Net income	**98**	**81**	**101**	**94**	**105**
Minority interests	0	(1)	(2)	1	0
Net income - Group share	**98**	**82**	**102**	**93**	**105**
NONRECURRING ITEMS					
Income		**(3)**	**1**	**7**	**4**
of which net commissions					
Costs					
Gross operating income		**(3)**	**1**	**7**	**4**
Cost of risk					
Impairments on goodwill				(3)	
Tax expense		1			
Net income		**(1)**		**4**	**4**
Minority interests					
Net income - Group share		**(1)**		**4**	**4**
UNDERLYING					
Income	**531**	**534**	**545**	**553**	**547**
of which net commissions	*166*	*171*	*154*	*180*	*186*
Costs	**(382)**	**(406)**	**(394)**	**(396)**	**(393)**
Gross operating income	**149**	**129**	**152**	**157**	**154**
Cost of risk	(10)	(6)	(8)	(13)	(9)
Impairments on goodwill	0	0	0	0	0
Tax expense	(41)	(41)	(44)	(54)	(44)
Net income	**98**	**82**	**100**	**90**	**101**
Minority interests	0	(1)	(2)	1	0
Net income - Group share	**98**	**83**	**102**	**89**	**101**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

ASSET MANAGEMENT

	2004				2005	*Evolution*	*Evolution*
in billions of EUR	March 31	June 30	Sept. 30	Dec. 31	March 31	March 31, 2005/ Dec. 31, 2004	March 31, 2005/ March 31, 2004
Assets under management[1]	**65.9**	**66.6**	**67.6**	**71.5**	**75.7**	**+5.9%**	**+14.9%**
By type of management							
Mutual funds	45.9	46.4	46.7	49.3	53.3	+8.0%	+16.1%
Private mandates	4.0	3.8	3.8	3.8	3.7	-0.3%	-7.5%
Institutional mandates	15.9	16.3	17.1	18.4	18.7	+1.6%	+17.6%
By type of fund							
Equity funds	8.1	8.6	8.6	8.4	8.8	+5.1%	+7.8%
Bond funds	9.4	9.8	10.2	10.7	13.1	+22.4%	+39.8%
Money market funds	8.8	9.6	9.5	9.5	8.6	-9.9%	-2.6%
Alternative funds	3.2	3.9	4.1	3.9	4.3	+9.9%	+31.7%
Global balance funds	7.2	7.4	7.5	7.4	7.6	+2.2%	+5.9%
Structured products	4.0	3.8	3.7	3.7	3.7	-1.2%	-7.5%
Other	2.7	2.9	2.9	3.1	3.3	+6.4%	+22.0%

1 Assets under the management of Dexia Asset Management. Assets counted twice included.

FUND ADMINISTRATION

	2004				2005	*Evolution*	*Evolution*
in billions of EUR	March 31	June 30	Sept. 30	Dec. 31	March 31	March 31, 2005/ Dec. 31, 2004	March 31, 2005/ March 31, 2004
Custody Services[1]							
Capital managed end of period (in billions of EUR)	152.5	179.9	180.8	188.7	202.0	+7.0%	+32.5%
Central Administration Services[2]							
Capital managed end of period (in billions of EUR)	169.7	172.8	173.3	188.3	198.7	+5.5%	+17.1%
Number of NAV to calculate in the year (forecast in thousands)	382	377	381	397	403	+1.5%	+5.7%
Transfer Agent Services							
Assets managed end of period (in billions of EUR)	309.1	310.7	310.5	336.0	363.4	+8.1%	+17.5%
Number of subscriptions/repurchase of the quarter (millions)	1.88	1.84	1.76	2.15	1.97	-8.1%	+5.2%

1 Mandates to DFS only.

2 The activities of the newly-acquired FMS Hoche have been included since January 1, 2005. Previous figures have been restated.

INSURANCE PREMIUMS

in millions of EUR	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	*Evolution* Q1 2005/ Q1 2004
Life	540	595	591	880	725	+34.3%
Nonlife	118	94	95	91	119	+0.7%
Total	**658**	**688**	**686**	**971**	**843**	**+28.2%**

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**144**	**168**	**+16.4%**
of which net commissions	*43*	*48*	*+11.9%*
Costs	**(88)**	**(98)**	**+11.2%**
Gross operating income	**56**	**69**	**+24.6%**
Cost of risk	0	0	n.s.
Impairments on goodwill	0	0	n.s.
Tax expense	(13)	(10)	-21.5%
Net income	**42**	**59**	**+40.8%**
Minority interests	2	1	n.s.
Net income - Group share	**40**	**58**	**+46.6%**
Cost-income ratio	61.4%	58.7%	
Annualized ROEE[3]	23.0%	32.1%	
Allocated equity (end of period)	690	723	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**144**	**173**	**143**	**180**	**168**
of which net commissions	*43*	*55*	*35*	*59*	*48*
Costs	**(88)**	**(94)**	**(97)**	**(102)**	**(98)**
Gross operating income	**56**	**78**	**46**	**78**	**69**
Cost of risk	0	0	0	0	0
Impairments on goodwill	(2)	0	0	0	0
Tax expense	(9)	(16)	(11)	(21)	(10)
Net income	**44**	**62**	**35**	**56**	**59**
Minority interests	2	3	1	3	1
Net income - Group share	**41**	**59**	**34**	**53**	**58**
NONRECURRING ITEMS					
Income				**9**	
of which net commissions					
Costs		**(3)**			
Gross operating income		**(3)**		**9**	
Cost of risk					
Impairments on goodwill	(2)				
Tax expense	4	1			
Net income	**2**	**(2)**		**9**	
Minority interests					
Net income - Group share	**2**	**(2)**		**9**	
UNDERLYING					
Income	**144**	**173**	**143**	**171**	**168**
of which net commissions	*43*	*55*	*35*	*59*	*48*
Costs	**(88)**	**(92)**	**(97)**	**(102)**	**(98)**
Gross operating income	**56**	**81**	**46**	**69**	**69**
Cost of risk	0	0	0	0	0
Impairments on goodwill	0	0	0	0	0
Tax expense	(13)	(17)	(11)	(21)	(10)
Net income	**42**	**64**	**35**	**48**	**59**
Minority interests	2	3	1	3	1
Net income - Group share	**40**	**61**	**34**	**44**	**58**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

Treasury and Financial Markets

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	130	138	+5.6%
of which net commissions	*10*	*6*	*-41.6%*
Costs	(40)	(42)	+6.2%
Gross operating income	90	95	+5.3%
Cost of risk	11	1	-94.9%
Impairments on goodwill	0	0	n.s.
Tax expense	(26)	(13)	-51,5%
Net income	75	83	+10.8%
Minority interests	1	1	n.s.
Net income - Group share	74	82	+10.5%
Cost-income ratio	30.6%	30.8%	
Annualized ROEE[3]	25.5%	37.2%	
Allocated equity (end of period)	1,166	883	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**120**	**136**	**88**	**140**	**138**
of which net commissions	*7*	*6*	*7*	*6*	*6*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**
Gross operating income	**80**	**95**	**46**	**101**	**95**
Cost of risk	11	0	4	5	1
Impairments on goodwill	(7)	0	0	0	0
Tax expense	(9)	14	(3)	(29)	4
Net income	**74**	**109**	**47**	**76**	**100**
Minority interests	1	1	1	0	1
Net income - Group share	**73**	**109**	**47**	**76**	**99**
NONRECURRING ITEMS					
Income	**(10)**	**11**		**34**	
of which net commissions	*(3)*	*(4)*			
Costs					
Gross operating income	**(10)**	**11**		**34**	
Cost of risk					
Impairments on goodwill	(7)				
Tax expense	17	32		(2)	17
Net income	**(1)**	**43**		**31**	**17**
Minority interests					
Net income - Group share	**(1)**	**43**		**31**	**17**
UNDERLYING					
Income	**130**	**124**	**88**	**106**	**138**
of which net commissions	*10*	*10*	*8*	*6*	*6*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**
Gross operating income	**90**	**83**	**46**	**67**	**95**
Cost of risk	11	0	4	5	1
Impairments on goodwill	0	0	0	0	0
Tax expense	(26)	(18)	(3)	(27)	(13)
Net income	**75**	**66**	**48**	**45**	**83**
Minority interests	1	1	1	0	1
Net income - Group share	**74**	**65**	**47**	**45**	**82**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

Central Assets

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**101**	**69**	**48**	**(19)**	**57**
of which net commissions	*3*	*(1)*	*(32)*	*(3)*	*9*
Costs	**(55)**	**(43)**	**(63)**	**(78)**	**(59)**
Gross operating income	**46**	**26**	**(15)**	**(97)**	**(2)**
Cost of risk	(2)	1	4	(182)	(83)
Impairments on goodwill	0	(6)	0	0	0
Tax expense	4	5	5	213	62
Net income	**47**	**26**	**(5)**	**(66)**	**(23)**
Minority interests	5	6	4	1	3
Net income - Group share	**42**	**20**	**(9)**	**(67)**	**(25)**
NONRECURRING ITEMS					
Income	**42**	**14**	**9**	**(14)**	**16**
of which net commissions					
Costs		**3**	**(1)**		
Gross operating income	**42**	**17**	**8**	**(14)**	**16**
Cost of risk	(1)	1	4	(182)	(83)
Impairments on goodwill		(6)			
Tax expense	2	6	(4)	173	45
Net income	**44**	**18**	**8**	**(23)**	**(22)**
Minority interests	1				
Net income - Group share	**42**	**18**	**8**	**(23)**	**(22)**
UNDERLYING					
Income	**59**	**55**	**39**	**(5)**	**41**
of which net commissions	*3*	*(1)*	*(32)*	*(3)*	*9*
Costs	**(55)**	**(46)**	**(61)**	**(78)**	**(59)**
Gross operating income	**3**	**9**	**(22)**	**(83)**	**(18)**
Cost of risk	(2)	(1)	0	0	0
Impairments on goodwill	0	0	0	0	0
Tax expense	2	(1)	10	40	17
Net income	**4**	**8**	**(13)**	**(43)**	**(1)**
Minority interests	4	6	4	1	3
Net income - Group share	**0**	**1**	**(17)**	**(44)**	**(4)**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Dexia

STATEMENT OF INCOME – QUARTERLY SERIES[1]

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**1,442**	**1,408**	**1,326**	**1,441**	**1,453**
of which net commissions	*257*	*277*	*205*	*280*	*290*
Costs	**(730)**	**(756)**	**(773)**	**(795)**	**(773)**
Gross operating income	**712**	**652**	**553**	**646**	**680**
Cost of risk	(14)	(8)	(1)	(203)	(90)
Impairments on goodwill	(10)	(6)	0	(3)	0
Tax expense	(149)	(130)	(151)	2	(101)
Net income	**539**	**507**	**401**	**443**	**489**
Minority interests	22	20	10	16	14
Net income - Group share	**517**	**486**	**391**	**427**	**475**
NONRECURRING ITEMS					
Income	**78**	**20**	**9**	**75**	**20**
of which net commissions	*(3)*	*(4)*			
Costs		**1**	**(1)**		
Gross operating income	**78**	**20**	**8**	**75**	**20**
Cost of risk	(1)	1	4	(182)	(83)
Impairments on goodwill	(10)	(6)		(3)	
Tax expense	26	41	(4)	167	62
Net income	**94**	**57**	**8**	**57**	**(1)**
Minority interests	1				
Net income - Group share	**93**	**57**	**8**	**57**	**(1)**
UNDERLYING					
Income	**1,363**	**1,388**	**1,317**	**1,366**	**1,432**
of which net commissions	*261*	*281*	*206*	*280*	*290*
Costs	**(730)**	**(757)**	**(772)**	**(795)**	**(773)**
Gross operating income	**633**	**631**	**545**	**572**	**660**
Cost of risk	(13)	(10)	(5)	(20)	(8)
Impairments on goodwill	0	0	0	0	0
Tax expense	(176)	(171)	(147)	(165)	(163)
Net income	**445**	**450**	**394**	**386**	**489**
Minority interests	20	20	10	16	14
Net income - Group share	**424**	**429**	**383**	**370**	**475**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

III CAPITAL ADEQUACY, RISKS AND RATINGS

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan. 1, 2005[1]	March 31, 2005[1]
Tier 1 capital[2]	10,336	10,567
Total regulatory capital[2]	11,460	11,468
Risk-weighted assets	103,355	109,542
Tier 1 ratio[2]	10.0%	9.6%
Capital adequacy ratio[2]	11.1%	10.5%

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for 3 months 2005) is included in the equity.

BREAKDOWN OF RISK-WEIGHTED ASSETS

in millions of EUR	Jan. 1, 2005[1]	March 31, 2005[1]
20% weighted counterparts	33,768	36,547
50% weighted counterparts	11,790	11,708
100% weighted counterparts	53,875	55,537
Trading portfolio	3,922	5,750
Total	**103,355**	**109,542**

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

QUALITY OF RISKS

in millions of EUR, except where indicated	March 31, 2004[1]	March 31, 2005[2]
Impaired loans	1,691	1,803
Portfolio impairments[3]	1,281	1,092
Assets quality ratio[4]	1.01%	1.06%
Coverage ratio[5]	75.8%	60.6%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Does not include the collective impairment set aside to cover potential risk on Legiolease portfolio.
4 The ratio between the impaired loans and the gross oustanding loans.
5 The ratio between the portfolio impairments and the impaired loans.

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

IV SHAREHOLDER INFORMATION

SHAREHOLDER'S BASE AS OF MARCH 31, 2005

Identified institutional investors:	29.42%
of which:	
Belgium:	*3.71%*
France:	*9.14%*
Other countries:	*16.57%*
Non-identified shareholders[1]:	16.10%



Shareholders with more than 5% of the capital:	45.59%
of which:	
Arcofin:	*15.72%*
Holding Communal:	*15.51%*
Groupe CDC:	*7.91%*
Ethias:	*6.46%*
Treasury shares:	4.12%
Staff and management:	4.76%

1 Including individual shareholders.

EVOLUTION OF THE NUMBER OF SHARES

	March 31, 2004	Dec. 31, 2004	March 31, 2005
Number of shares	1,175,224,180	1,145,261,366	1,145,261,366
of which treasury shares	*50,431,725*	*40,050,935*	*47,223,785*
Number of options	43,299,916	50,684,800	50,684,800
Total number of current/potential future shares[1]	**1,218,524,096**	**1,195,946,166**	**1,195,946,166**

1 For more details refer to "Legal Information" on www.dexia.com.

DATA PER SHARE

	March 31, 2004	March 31, 2005
Average weighted number of shares[1]	1,134,461,537	1,104,137,975
Weighted potentially dilutive shares resulting from options	4,180,440	11,281,506
Weighted average diluted number of shares[1]	1,138,641,977	1,115,419,481
Earnings per share - EPS (in EUR)		
- basic[2]	0.46	0.43
- diluted[3]	0.46	0.43

	Jan. 1, 2005	March 31, 2005
Net assets per share (in EUR)		
- related to core shareholders' equity[4]	9.07	9.28
- related to total shareholders' equity[5]	10.58	10.97

1 Excluding shares held in treasury stocks.
2 The ratio between the net income - Group share and the weighted average number of shares.
3 The ratio between the net income - Group share and the weighted average diluted number of shares.
4 The ratio between the core shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
5 The ratio between the total shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.

STOCK EXCHANGE DATA

	Dec. 31, 2004	March 31, 2005
Price per share (in EUR)[1]	16.93	18.35
Stock market capitalization (in millons of EUR)	19,384	21,016

Stock Exchange	Brussels	Paris
Share price as of Dec. 31, 2004 (in EUR)	16.92	16.93
Share price as of March 31, 2005 (in EUR)	18.35	18.35
Highest price/lowest price during the first 3 months 2005 (in EUR)	18.41/16.93	18.41/16.93
Average daily trading volume during the first 3 months 2005 (in millions of EUR)	21.64	25.16
Average daily trading volume during the first 3 months 2005 (in thousands of shares)	1,226	1,428

1 Average closing prices on Euronext Brussels and Euronext Paris.

V CONSOLIDATED FINANCIAL STATEMENTS

DEXIA – CONSOLIDATED BALANCE SHEET

ASSETS

in millions of EUR	Without IAS 32&39 and IFRS 4*		With IAS 32&39 and IFRS 4*	
	Jan. 1, 2004	March 31, 2004	Jan. 1, 2005	March 31, 2005
I. Cash and balances with central banks	4,488	2,108	3,717	5,656
II. Due from banks	27,812	26,432	44,278	43,428
III. Loans and advances to customers	164 424	169,053	170,595	172,214
IV. Loans and securities held for trading	17,488	27,418	10,555	15,752
V. Loans and securities designated at fair value	0	0	6,066	7,089
VI. Loans and securities available for sale	108,036	111,427	126,204	140,090
VII. Loans and securities held to maturity	833	830	3,284	3,290
VIII. Net positive value of derivatives	18,182	18,983	27,542	28,921
IX. Fair value revaluation of portfolio hedge	0	0	982	1,578
X. Investments in associates	701	748	762	778
XI. Tangible fixed assets	1,516	1,438	1,633	1,729
XII. Intangible assets and goodwill	717	737	736	743
XIII. Tax assets	617	569	802	1,011
XIV. Other assets	5,853	6,495	8,748	8,401
XV. Non-current assets held for sale	64	29	22	11
Total assets	350,730	366,267	405,926	430,691

* As endorsed by the European Commission.

DEXIA – CONSOLIDATED BALANCE SHEET

LIABILITIES

in millions of EUR	Without IAS 32&39 and IFRS 4*		With IAS 32&39 and IFRS 4*	
	Jan. 1, 2004	March 31, 2004	Jan. 1, 2005	March 31, 2005
I. Due to banks	68,233	81,322	87,470	98,761
II. Customer borrowings and deposits	85,079	84,276	93,055	96,127
III. Liabilities held for trading	5,514	2,216	2,069	373
IV. Liabilities designated at fair value	0	0	3,874	6,512
V. Net negative value of derivatives	20,061	19,704	36,296	35,979
VI. Fair value revaluation of portfolio hedge	0	0	1,004	1,202
VII. Debt securities	136,466	140,369	146,101	153,241
VIII. Subordinated and convertible debt	5,520	5,535	5,270	5,248
IX. Technical provisions of insurance companies	10,010	10,479	8,567	8,854
X. Provisions and other obligations	1,091	1,039	1,124	1,327
XI. Tax liabilities	918	1,039	1,510	1,817
XII. Other liabilities	5,915	8,393	6,512	8,262
XIII. Non-current liabilities held for sale	0	0	0	0
Total liabilities	338,809	354,372	392,852	417,703

EQUITY

in millions of EUR				
XIV. Subscribed capital	4,786	4,786	4,825	4,825
XV. Additional paid-in capital	8,915	8,915	8,993	8,993
XVI. Treasury shares	0	0	(584)	(710)
XVII. Reserves and retained earnings**	(2,267)	(2,864)	(2,521)	(3,199)
XVIII. Net income for the period	0	519	0	475
Core shareholders' equity	**11,434**	**11,356**	**10,713**	**10,384**
XIX. Gains and losses not recognized in the statement of income	0	29	1,664	1,856
Total shareholders' equity	**11,434**	**11,385**	**12,377**	**12,240**
XX. Minority interests	487	510	473	497
XXI. Discretionary participation features of insurance contracts	0	0	224	251
Total equity	11,921	11,895	13,074	12,988
Total liabilities and equity	350,730	366,267	405,926	430,691

* As endorsed by the European Commission.
** Net income for the period has been included in XVII. for the periods January 1, 2004 and January 1, 2005.

DEXIA – CONSOLIDATED STATEMENT OF INCOME

in millions of EUR		Without IAS 32&39 and IFRS 4* March 31, 2004	With IAS 32&39 and IFRS 4* March 31, 2005
I.	Interest income	13,705	12,975
II.	Interest expense	(12,766)	(12,074)
III.	Dividend income	12	11
IV.	Net income from associates	21	26
V.	Net trading income and result of hedge accounting	31	40
VI.	Net income on investments	89	117
VII.	Commission income	327	347
VIII.	Commission expense	(58)	(57)
IX.	Technical margin of insurance companies	78	49
X.	Other net income	19	19
	Income	1,458	1,453
XI.	Staff expense	(364)	(377)
XII.	General and administrative expense	(224)	(239)
XIII.	Network costs	(88)	(89)
XIV.	Depreciation and amortization	(55)	(56)
XV.	Impairment on tangible and intangible assets	0	0
XVI.	Deferred acquisition costs	(12)	(12)
	Costs	(743)	(773)
	Gross operating income	715	680
XVII.	Impairment on loans and provisions for credit commitments	(14)	(90)
XVIII.	Impairment on goodwill	(10)	0
	Net income before tax	691	590
XIX.	Tax expense	(150)	(101)
	Net income	541	489
	Attributable to minority interests	22	14
	Attributable to shareholders of the company	519	475

in EUR			
	Earnings per share		
	- basic	0.46	0.43
	- diluted	0.46	0.43

* As endorsed by the European Commission.

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2003 DEXIA GAAP	4,786	8,915		(3,760)	0	9,941
Effects of first time adoption of IFRS	0	0		1,493	0	1,493
As of Jan. 1, 2004	4,786	8,915		(2,267)	0	11,434
Movements of the year						
- Dividends				(597)		(597)
- Net income for the period					519	519
As of March 31, 2004	4,786	8,915		(2,864)	519	11,356

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income			Cumulative translation adjustments (CTA)	Shareholders' equity
	securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)		
As of Dec. 31, 2003 DEXIA GAAP				(151)	(151)
Effects of first time adoption of IFRS				151	151
As of Jan. 1, 2004				0	0
Translation adjustments				29	29
As of March 31, 2004	0	0	0	29	29

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests
As of Dec. 31, 2003 DEXIA GAAP	512	(27)	485
Effects of first time adoption of IFRS	(25)	27	2
As of Jan. 1, 2004	487	0	487
Movements of the year			
- Translation adjustments		3	3
- Dividends	(2)		
- Net income for the period	22		
As of March 31, 2005	507	3	510

Core shareholders' equity	11,356
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	29
Minority interests	510
TOTAL EQUITY AS OF MARCH 31, 2004	11,895

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income of the period	Core shareholders' equity
As of Dec. 31, 2004 IFRS	4,825	8,993	0	(3,368)	1,822	12,272
Impacts of first time application of IAS 32&39 and IFRS 4	0	0	(584)	847	(1,822)	(1,559)
As of Jan. 1, 2005	4,825	8,993	(584)	(2,521)	0	10,713
Movements of the year						
- Acquisition of treasury shares			(132)			(132)
- Sale and cancellation of treasury shares			2			2
- Purchase and sale on derivatives on treasury shares			4			4
- Dividends				(679)		(679)
- Employee share option scheme: value of employee services				1		1
As of March 31, 2005	4,825	8,993	(710)	(3,199)	475	10,384

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Shareholders' equity
As of Dec. 31, 2004	0	0	0	(104)	(104)
Impacts of first time application of IAS 32&39 and IFRS 4	1,738	20	(2)	12	1,768
As of Jan. 1, 2005	1,738	20	(2)	(92)	1,664
- Net change in fair value through equity – Available for sale investments	152				152
- Net change in fair value through equity – Cash flow hedges		(23)			(23)
- Translation adjustments	10			54	64
- Variation of scope of consolidation	(1)				(1)
As of March 31, 2005	1,899	(3)	(2)	(38)	1,856

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests	DISCRETIONARY PARTICIPATION FEATURES OF INSURANCE CONTRACTS *in millions of EUR*
As of Dec. 31, 2004 IFRS	491	(7)	484	0
Impacts of first time application of IAS 32&39 and IFRS 4	(22)	11	(11)	224
As of Jan. 1, 2005	469	4	473	224
Movements of the year				
- Increase of capital	12		12	
- Dividends	(4)		(4)	
- Net income for the period	14		14	
- Net change in fair value through equity – Available for sale investments		(3)	(3)	27
- Translation adjustments		5	5	
- Variation of scope of consolidation		0	0	
As of March 31, 2005	491	6	497	251

Core shareholders' equity attributable	10,384
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	1,856
Minority interests	497
Discretionary participation features of insurance contracts	251
TOTAL EQUITY AS OF MARCH 31, 2005	12,988

DEXIA – CONSOLIDATED CASH FLOW STATEMENT

	March 31, 2004	March 31, 2005
Cash flow from operating activities		
Net income after income taxes	541	489
Adjustments for:		
- Depreciation, amortization and other impairment	59	57
- Impairment on bonds, equities, loans and other assets	(9)	(18)
- Net gains on investments	(88)	(27)
- Charges for provisions	408	464
- Unrealized gains or losses	1	(32)
- Income from associates	(21)	(26)
- Deferred taxes	21	(25)
- Other adjustments[1]	4	218
Changes in operating assets and liabilities	17,636	9,180
Net cash provided (used) by operating activities	**18,553**	**10,280**
Cash flow from investing activities		
Purchase of fixed assets	(75)	(146)
Sales of fixed assets	120	8
Acquisitions of unconsolidated equity shares	(467)	(268)
Sales of unconsolidated equity shares	482	157
Acquisitions of subsidiaries	(2)	
Sales of subsidiaries		1
Net cash provided (used) by investing activities	**58**	**(248)**
Cash flow from financing activities		
Issuance of new share	0	25
Issuance of subordinated and convertible debt	11	
Reimbursement of subordinated and convertible debt	(59)	(24)
Purchase of treasury shares	(256)	(132)
Sales of treasury shares	0	2
Dividends paid	(3)	(6)
Net cash provided (used) by financing activities	**(307)**	**(135)**
Net cash provided	18,304	9,897
Cash and cash equivalents at the beginning of the period	**44,927**	**46,003**
Cash flow from operating activities	18,553	10,280
Cash flow from investing activities	58	(248)
Cash flow from financing activities	(307)	(135)
Effect of exchange rates changes and change in scope of consolidation on cash and cash equivalents	11	22
Cash and cash equivalents at the end of the period	**63,242**	**55,922**
Additional information		
Income tax paid	(4)	(82)
Dividends received	12	13
Interest received	13,699	13,653
Interest paid	(13,669)	(14,096)

1 Includes EUR 218 million paid by Aegon in 2005.

Comments on reconciliation:

Dexia has decided to qualify as financing activities those related to core equity, treasury shares and other elements eligible as regulatory capital; while investing activities are limited at intangible or tangible assets and operations on shares (consolidated or not). Financing activity elements include Group and minority cash flows. They are not split between Group and minority parts.

The main differences in the constitution of the cash flow statement under EU GAAP and under DEXIA GAAP are the result of the following elements:

- acquisitions and sales of bonds are no longer considered as investing activities but are fully part of the operating activities;
- the cash and cash equivalent now show the current assets (except HTM) with a residual maturity lower than 3 months; under Dexia GAAP, cash equivalents were composed of sight assets and liabilities with credit institutions and the Governement securities eligible for central bank refinancing.

NOTE I. ACCOUNTING PRINCIPLES AND RULES OF CONSOLIDATED FINANCIAL STATEMENTS

These financial statements include the disclosures required by the European Accounting Regulation published up to and including March 31, 2005. Additional accounting policies and disclosures may be required in order to comply with local laws and accounting standards and stock exchange regulations.

GENERAL INFORMATION

Dexia provides financial services to the local public sector, retail and private banking services and investment management and insurance services in various parts of the world, mainly in Europe and in the United States.

The parent company of the Group is Dexia, which is a limited liability company and is incorporated and domiciled in Belgium. The address of its registered office is: Square the Meeûs 1 – B-1000 Brussels (Belgium).

Dexia is listed on the Euronext Stock Exchange in Paris and in Brussels and on the Luxembourg Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on May 26, 2005 and signed on its behalf by Pierre Richard, Chairman and CEO and by Rembert von Lowis, Chief Financial Officer.

NOTES TO THE FINANCIAL STATEMENTS

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

1 ACCOUNTING POLICIES

1.1 BASIS OF PRESENTATION

The consolidated financial statements of Dexia are prepared in accordance with IFRS as endorsed by the European Commission.

The European Commission published Regulation EC 1606/2002 on July 19, 2002, requiring listed groups to apply IFRS as from January 1, 2005. This regulation has been updated several times since 2002, validating the various texts published by the IASB with the exception of certain rules included in IAS 39.

The European Commission has carved out some paragraphs of IAS 39 with the objective of:

- forbidding to designate liabilities at fair value at the option of the entity;
- enabling European companies to reflect appropriately in their consolidated financial statements the economic hedges they make in the course of their interest rate risk management.

Dexia's financial statements have therefore been prepared in accordance with all IFRS regulations published and endorsed by the EC up to March 31, 2005, except for the conditions of application of interest rate portfolio hedging and the possibility to hedge core deposits. Therefore, they cannot be described as IFRS compliant in the sense of IAS 1.

Dexia adopted the new accounting rules on January 1, 2005 and has accordingly restated its previously reported 2004 consolidated financial statements. The effects of the adoption of IFRS have been reflected within Paragraph 4 "Effects of changes in accounting policies". Dexia decided to apply IAS 32&39 and IFRS 4 as from January 1, 2005, without restating the 2004 comparative information as permitted by IFRS 1.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect amounts reported. While management believes they have considered all available information in developing these estimates, actual results could differ from such estimates and the differences could be material to the financial statements.

The consolidated financial statements are stated in millions of euro (EUR) unless otherwise stated.

1.2 CONSOLIDATION

1.2.1 Business combinations

Dexia has applied IFRS 3 as from January 1, 2004. Dexia has applied the exemption of IFRS 1 and has not restated business combinations before January 1, 2004.

1.2.2 Subsidiaries

The consolidated financial statements include those of the parent company, its subsidiaries and Special Purpose Entities (SPE). Subsidiaries and SPE are those entities in which Dexia, directly or indirectly, has the power to exercise control over financial and operating policies.

Subsidiaries are consolidated from the date on which effective control is transferred to Dexia and are no longer consolidated as from the date on which Dexia loses significant influence over a subsidiary. Intercompany transactions, balances and unrealized gains and losses on transactions between Dexia's companies have been eliminated. Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements. When necessary, the account-

ing policies of the subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

Equity and net income attributable to minority interests are shown separately in the balance sheet and statement of income respectively.

1.2.3 Jointly controlled entities

A joint venture (JV) is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint ventures are accounted for via the proportionate consolidation method. In the financial statements, joint ventures are integrated by combination of their share of the assets, liabilities, income and expenses on a line-by-line basis.

The same consolidation treatment, as for subsidiaries, is applied for intercompany transactions. Where necessary, the accounting policies of subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

1.2.4 Associates

Investments in associates are accounted for using the equity method of accounting. Associates are investments where Dexia has significant influence, but does not exercise control. This is usually the case, when Dexia owns between 20% and 50% of the voting rights. The ownership share of net income for the year is recognized as income from associates and the investment is recorded in the balance sheet at an amount that reflects its share of the net assets including net goodwill.

Unrealized gains on transactions between Dexia and its "equity method investments" are eliminated to the extent of Dexia's interest. Unrealized losses are also eliminated unless the transaction shows evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment reaches zero, unless Dexia has incurred or guaranteed obligations in respect of the associates' undertakings. Where necessary, the accounting policies of the associates have been amended to ensure consistency with the policies adopted by Dexia.

1.3 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention that expected future cash flows will be settled on a net basis, or that the asset will be realized and the liability settled simultaneously. Assets are presented net of any allowance for loss on impairment.

1.4 FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The consolidated financial statements are stated in EUR (functional and presentation currency), the currency in which Dexia is incorporated.

1.4.1 Foreign currency translation

On consolidation, the statements of income and cash flow statements of foreign entities, that have a functional currency different from Dexia's presentation currency are translated into Dexia's presentation currency (EUR) at average exchange rates for the year or the period and their assets and liabilities are translated at respective year-end or quarter-end exchange rates.

Exchange differences arising from the translation of the net investment in foreign subsidiaries and associates and of borrowings and other currency instruments designated as hedges of such investments, are recorded as a cumulative translation adjustment within shareholders' equity. On disposal of a foreign entity, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Dexia has taken the option permitted under IFRS 1 to reset its cumulative translation adjustments to zero as of January 1, 2004. This includes the cumulative exchange difference on translation of the equity of subsidiaries and also the cumulative amount hedging of the position at January 1, 2004. Goodwill recorded before January 1, 2004 is reported in consolidation currency (EUR). Existing goodwill as of January 1, 2004 will remain in euro, where as new goodwill will be recorded in the currency of the purchased company.

1.4.2 Foreign currency transactions

For individual Dexia entities, foreign currency transactions are accounted for using the approximate exchange rate at the date of the transaction. Outstanding balances denominated in foreign currencies at year-end are translated at year-end exchange rates for monetary items with and non-monetary items carried at fair value. Historical rates are used for non-monetary items carried at cost. The resulting exchange

differences from monetary items are recorded in the consolidated statement of income; for non-monetary items carried at fair value, the exchange differences follow the same accounting treatment as for fair value adjustments.

1.5 TRADE DATE AND SETTLEMENT DATE ACCOUNTING

All "regular way" purchases and sales of financial assets and financial liabilities are recognized on the settlement date, which is the date that a financial asset or a financial liability is delivered to or by Dexia, except for trading financial instruments which are recognized and derecognized at trade date. For assets and liabilities recognized at fair value, Dexia recognizes from the trade date any unrealized gains or losses arising from revaluing the contract to fair value at the reporting date. These unrealized gains and losses are recognized in the statement of income unless the transactions have been assigned to cash flow hedge relationships or are related to an available-for-sale asset.

1.6 REALIZED GAINS AND LOSSES ON SALES OF FINANCIAL ASSETS

For financial assets not revalued through the statement of income, realized gains or losses on disposals is the difference between the proceeds received (net of transaction costs) and the cost or amortized cost of the investment using the FIFO method.

1.7 IMPAIRMENTS ON FINANCIAL ASSETS

Dexia records allowances for impairment losses in accordance with IAS 39&58-70. The impairments represent the management's best estimates of losses at each balance-sheet date.

An interest bearing financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

The amount of the impairment loss for assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate or last effective interest rate for variable rate instruments. By comparison, the recoverable amount of an instrument measured at fair value is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset.

Allowances for impairment losses are recorded on assets within "Due from banks", "Loans and advances to customers", and "Loans and securities held to maturity" in the following way:

- Specific loss component – The amount of the provision on specifically identified assets is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted using the effective interest rate at the time of impairment. Assets with small balances (including retail loans) that share similar risk characteristics are generally aggregated in this measurement.
- Portfolio credit risk component – Loss impairments cover incurred losses where there is objective evidence that probable losses are present in segments of the portfolio or other lending related commitments at the balance-sheet date. These have been estimated based upon historical patterns of losses in each segment, the credit ratings allocated to the borrowers and reflecting the current economic climate in which the borrowers operate. Dexia develops for that purpose credit risk models using an approach that combines appropriate default probabilities and loss given defaults, that are subject to regular back testing and are based on Basel II data and risk models.
- Country risk component – Included within portfolio and specific impairment.

When an asset is determined by management as being uncollectable, it is written off against its related impairment; subsequent recoveries are against to the cost of risk in the statement of income, in the heading "Impairment on loans and provisions for credit commitments". If the amount of the impairment subsequently decreases due to an event occurring after the write-down of the initial impairment, the release of the provision is credited to the cost of risk.

"Available for sale" assets are only subject to specific loss component.

"Available for sale" (AFS) quoted equities are valued at market price through "gain and losses on securities not recognized in the statement of income" or within the statement of income in the case of impairment. Impairments are recognized if the carrying amount is no longer considered as recoverable. Dexia analyses all equities that have declined by more than 25% of their quoted price over a quarter or when a risk is identified by management and takes the decision to impair based on its recoverability. Impairments on equity securities cannot be reversed in the statement of income due to later recovery of quoted prices.

Reversal impairment on debt securities is addressed on a case-by-case basis in accordance with the standard.

When AFS securities are impaired, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments". Impairments on loans included in HTM and AFS are reported in the heading "Impairments on loans and provisions for credit commitment".

1.8 INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the statement of income for all interest bearing instruments on an accrual basis using the effective interest rate method based on the actual purchase price (including transaction costs).

Transaction costs are incremental costs that are directly attributable to the acquisition of a financial asset or liability and are used for the calculation of the interest rate method. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Accrued interest is reported in the same line as the related financial asset or liability in the balance sheet.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for measuring the recoverable amount.

1.9 COMMISSION INCOME AND EXPENSE

Commissions are recognized in accordance with IAS 18. Per this standard, most of the commissions arising from Dexia's activities are recognized on an accrual basis over the life of the underlying transaction.

For significant acts such as commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of loans, equity securities or other securities or the purchase or sale of businesses, are recognized based on the stage of completion of the underlying transaction, when the underlying transaction has been completed.

For asset management operations, revenue consists principally of unit trust and mutual fund management and administration fees. Revenue from asset management is recognized as earned when the service is provided. Performance fees are recognized when they are definitively acquired.

Loan commitment fees are recognized as part of the effective interest rate if the loan is granted, and recorded as revenue on expiry if no loan is granted.

When the underlying transaction is included in the scope of IAS 39, the commission pertaining to the transaction is recognized according to IFRS based on the date of first time adoption of IAS 39 i.e. January 1, 2005.

1.10 INSURANCE ACTIVITIES

Dexia is mainly active in banking products. Some insurance products sold by insurance companies are considered as financial instruments under IFRS 4. Dexia is applying IFRS 4 as from January 1, 2005, in order to be consistent with its date of implementation of IAS 32&39.

General provisions, including catastrophe and equalization reserves, have been removed as from January 1, 2005. An insurer applies a liability adequacy test for its insurance products. Dexia assesses at each reporting date whether its recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts.

IFRS 4 allows the possibility to continue to account for its insurance products under local GAAP if they qualify as such under IFRS 4. Insurance activities of Dexia are mainly performed by Dexia Insurance – DVV Insurance in Belgium (life and nonlife products) and by Financial Security Assurance (FSA) in the USA (credit enhancement of municipal and corporate bonds).

Dexia has decided to net the amounts received and paid relating to insurance products on a separate line in the consolidated statement of income: "Technical margin of insurance companies".

Amortization of deferred acquisition costs is presented on a separate heading within general expense.

All other items arising from insurance activities are classified according to their nature in the balance sheet, except for technical provisions, which are identified on a separate heading.

1.11 LOANS AND ADVANCES DUE FROM BANKS AND CUSTOMERS

Loans categorized as "loans and advances", being those not included within trading and AFS, are carried at amortized cost, i.e. the outstanding principal amount, net of any deferred fees and material direct costs on loans and net of any unamortized premiums or discounts.

1.12 FINANCIAL ASSETS OR FINANCIAL LIABILITIES HELD FOR TRADING OR FINANCIAL ASSETS OR LIABILITIES DESIGNATED AT FAIR VALUE

1.12.1 Loans and securities held for trading

Loans held for trading purposes are included in "Financial assets held for trading" and are carried at fair value, with unrealized gains and losses recorded in earnings as "Net trading income". Interest income is accrued using the effective interest rate method and net deferred fees or costs and discounts or premiums are amortized over the life of the assets as an adjustment to the effective interest rate. Both are recorded under "Net interest income".

Trading securities are securities acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists. Trading securities are initially recognized at fair value (which includes transaction costs) and subsequently re-measured at fair value. All related realized and unrealized gains and losses are included in net trading income. Interest earned while holding trading assets is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognized at settlement date. Other trading transactions are treated as derivatives until settlement occurs (see also Paragraph 1.5 "Trade date and settlement date accounting").

1.12.2 Liabilities held for trading

Liabilities held for trading follow the same accounting rules as those for loans and securities held for trading.

1.12.3 Loans and securities designated at fair value

Dexia designates that only assets at fair value through the statement of income in order to comply with the fourth EC Directive.

Loans and securities designated at fair value through statement of income follow the same accounting rules as those for loans and securities held for trading.

1.12.4 Liabilities designated at fair value

In order to comply with the EC Directives, no liabilities are designated at fair value.

The EC Directive on insurance allows that some liabilities may be accounted for at fair value, such as unit-linked contracts. In order to avoid volatility in its equity and results, Dexia will therefore designate the assets and liabilities of unit-linked contracts (branch 23) at fair value through the statement of income. In 2004, unit-linked contract assets have been recorded in the trading portfolio.

1.13 LOANS AND SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Quoted securities with fixed maturity are classified as held-to-maturity (HTM) when management has both the intent and the ability to hold the assets to maturity.

Securities and loans and receivables intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale (AFS).

Management determines the appropriate classification of its investments at the time of the purchase.

Securities and loans and receivables are initially recognized at cost (which includes transaction costs). Interest is recognized based on the effective interest rate method and is recognized within the interest margin. Available-for-sale financial assets are subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognized within equity. When securities are disposed of, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments".

Held-to-maturity (HTM) investments are carried at amortized cost using the effective interest method, less any allowance for impairment.

1.14 NET POSITIVE/NEGATIVE VALUE OF DERIVATIVES

Derivative financial instruments generally include foreign exchange contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps and currency and interest rate options (both written and purchased). All derivatives are initially recognized in the balance sheet at cost (including transaction costs) and are subsequently remeasured at fair value. Fair values are obtained from quoted

market prices, discounted cash flow models and option pricing models as appropriate.

Derivatives are reported as assets when fair value is positive and as liabilities when fair value is negative.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate Dexia's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations of the underlying interest, foreign exchange, equity or credit risks relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favorable or unfavorable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The amount reported on these lines of the balance sheet includes the premium paid/received net of amortization, the revaluation to fair value and the accrued interest, the sum of all elements representing the fair value of the derivative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when:

- their risks and characteristics are not closely related to those of the host contract; and
- the hybrid contract is not carried at fair value with unrealized gains and losses reported in the statement of income.

1.15 HEDGING DERIVATIVES

On the date a derivative contract is entered into, Dexia may designate certain derivatives as either:

(1) a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or
(2) a hedge of a future cash flow attributable to a recognized asset or liability or a forecasted transaction (cash flow hedge); or
(3) a hedge of a net investment in a foreign entity (net investment hedge).

If a derivative is not designated in a hedging relationship, it is to be deemed held for trading.

Hedge accounting may be used for derivatives designated in this way, provided certain criteria are met.

The criteria for a derivative instrument to be accounted for as a hedge include inter alia:

- formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship prepared before hedge accounting is applied;
- the hedge is documented showing that it is expected to be highly effective (within a range of 80% to 125%) in offsetting changes in fair value or cash flows attributable to the hedged risk in the hedged item throughout the reporting period; and
- the hedge is effective at inception and on an ongoing basis.

Entities of Dexia use internal derivative contracts (internal hedging) mainly to cover their interest rate risk. Those internal contracts are offset with external parties. If the contracts cannot be offset with third parties, the hedging criteria are not met. Internal derivative contracts between separate divisions within the same legal entity and between separate entities within the consolidated group can qualify for hedge accounting in the consolidated financial statements only if the internal contracts are offset by derivative contracts with a party external to the consolidated group.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the statement of income, along with the corresponding change in fair value of the hedged assets or liabilities that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting (fair value hedge model), the adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity through an adjustment of the yield of the hedged item.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to the hedged risk, are recognized in the hedging reserve in equity as "gains and losses not recognized in the statement of income" (see "Consolidated statement of changes in shareholders' equity"). The non-effective portion of the changes in the fair value of the derivatives are recognized in the statement of income. Where the forecast transaction results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the statement of income and classified as revenue or expense in the

periods during which the hedged firm commitment or forecast transaction affects the statement of income.

Certain derivative transactions, while providing effective economic hedges under Dexia's risk management positions, do not qualify for hedge accounting under the specific rules in IFRS and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

1.16 HEDGE OF THE INTEREST RATE RISK EXPOSURE OF A PORTFOLIO

Dexia has decided to apply IAS 39 as endorsed by the European Commission because it better reflects the way Dexia manages its activities.

The objective of the hedge relationships is to reduce the interest rate risk exposure stemming from the selected category of assets or liabilities designated as the qualifying hedged items.

The entity performs a global analysis of interest rate risk exposure. It consists of assessing fixed rate exposure taking into account all the exposure coming from balance sheet and off-balance sheet items. This global analysis may exclude certain components of the exposure, such as financial market activities, provided that the risk exposure stemming from the excluded activities are monitored on an activity-by-activity basis. The entity selects assets and/or liabilities to be entered into the hedge of interest rate risk exposure of the portfolio. The entity defines at inception the risk exposure to be hedged, the length of the time-band, the way and the frequency it performs tests. The entity constantly applies the same methodology for selecting assets and liabilities entering in the portfolio. Assets and liabilities are included on a cumulative basis in all the time-bands of the portfolio. Hence, when they are removed from the portfolio, they must be removed from all the time-bands in which they had an impact.

The entity may choose which assets and/or liabilities it wishes to classify into the portfolio provided they are included in the global analysis. Demand deposits and savings accounts may be included in the portfolio based on behavioral study for estimating expected maturity date. The entity may designate as qualifying hedged items different categories of assets or liabilities such as "available for sale" assets or loan portfolios.

The hedging instruments are a portfolio of derivatives. Such a portfolio of derivatives may contain offsetting positions. The hedging items are recognized at clean market value (excluding accrued interest expense or income) with adjustments accounted for in the statement of income.

Effectiveness tests consist of verifying that the hedging objective, i.e. reducing the interest rate risk exposure, is fulfilled. Inefficiency can come only from overhedging due to non-contractual events occurring within the categories of assets or liabilities.

Hedged interest rate risk revaluation of elements carried out at amortized cost is included in this line. In case of hedging of AFS, the revaluation is part of the heading "Loans and securities AFS".

1.17 TANGIBLE FIXED ASSETS

Tangible fixed assets include Property, plant and equipment and investment properties.

All property, plant and equipment (P, P & E) are stated at historical cost less accumulated depreciation and impairments.

Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives.

The main service lives are as follows:

- buildings (including acquisition costs and non deductible taxes): 20 to 40 years;
- computer equipment: 3 to 6 years;
- leasehold improvements, equipment and furniture: 2 to 12 years;
- vehicles: 2 to 5 years.

The exchange losses on liabilities for the acquisition of an asset as well as the interest on specific or general borrowings to finance the construction of qualifying assets are expensed immediately.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Gains and losses on disposals of property and equipment are determined by reference to their carrying amount and are included in net other income. Expenditure that enhances or extends the benefits of real estate or fixed assets is capitalized and subsequently depreciated.

Investment properties are those properties held to earn rentals or for capital appreciation. Dexia may also partly use certain investment properties. If the "own use" portions can be sold separately or leased out separately under finance lease then these portions are accounted for separately. If the "own use" portions cannot be sold separately, the property is an investment property only if Dexia holds an insignificant portion for its own use.

Investment properties are recorded at acquisition cost less accumulated depreciation and impairments. The investment properties are depreciated over their useful lives on a straight-line basis.

1.18 INTANGIBLE ASSETS

Intangible assets mainly consist of internally generated and acquired software. Costs associated with maintaining computer software programs are recognized as expense as incurred. However, expenditure that enhances or extends the benefits of computer software programs beyond one year is used to increase the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives from the time the software is available for use. This amortization period is usually between 3 and 5 years.

1.19 GOODWILL

1.19.1 Positive goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Dexia's share of the net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill on acquisition occurring on or after January 1, 2004 is reported in the balance sheet as an intangible asset. Goodwill on acquisitions of subsidiaries that occurred prior to January 1, 2004 that were deducted from retained earnings in shareholders' equity has not been retroactively capitalized. Goodwill is allocated to cash generating units for the purpose of impairment testing. Cash generating units are designed by the criteria of legal entity, geographic area and business segment.

Variations in percentage of ownership in fully-consolidated companies are considered as transactions with shareholders. Therefore, neither fair value adjustments nor goodwill adjustments are made, when percentage increases nor decreases take place without change in the consolidation method. The difference between purchase or sale of net asset and the purchase or sale price is directly recorded in equity.

Goodwill as of January 1, 2004 remains in the same currency as they are booked under Dexia GAAP (IFRS 1). New goodwill arising after January 1, 2004 will be booked in the currency of the subsidiary (IAS 21).

The carrying amount of goodwill in the opening IFRS balance sheet is its carrying amount under Dexia GAAP at the date of transition to the new accounting principles.

1.19.2 Impairment of goodwill

The carrying amount of goodwill is reviewed at year-end when circumstances or events indicate that there may be uncertainty over the carrying amount. It is written down for impairment when the recoverable amount of the business is insufficient to support the carrying value.

1.20 OTHER ASSETS

Other assets mainly comprise accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, plan assets relating to employee benefit obligations. These other assets are recorded at amortized cost less any allowance for impairment if applicable. Plan assets are recognized in accordance with IAS 19 requirements.

1.21 LEASES

1.21.1 A Dexia company is the lessee

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease.

Dexia principally enters into operating leases for the rental of equipment or real estate. Lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

If the lease agreement substantially transfers the risk and rewards of ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalized. At inception the asset is recorded at the lower of the present value of the minimum lease payments or fair value and is depreciated over its estimated useful life. The corresponding rental obligations are recorded as borrowings and interest payments are recorded using the effective interest rate method.

1.21.2 A Dexia company is the lessor

When assets held are subject to a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

1.22 SALE AND REPURCHASE AGREEMENTS AND LENDING OF SECURITIES

Securities sold subject to a linked repurchase agreement ("repos") remain in the financial statements recognized as financial assets held for trading, financial assets available for sale or financial assets held to maturity. The corresponding liability is included in "Due to banks" or "Customer borrowings and deposits" as appropriate. The asset is reported as pledged in the notes.

Securities purchased under agreements to resell ("reverse repos") are recorded as:

- an obligation to return securities within off-balance sheet items; and
- "Interbank loans and advances" or "Loans to customers" as appropriate.

The difference between the sale and repurchase price is treated as interest income or expense and is accrued over the life of the agreements using the effective interest rate method.

Securities lent to counterparts are retained in the financial statements.

Securities borrowed are not recognized in the financial statements. If they are sold to third parties, the gain or loss is included in "Net trading income" and the obligation to return them is recorded at fair value in "Financial liabilities – trading securities".

1.23 BORROWINGS

Borrowings are recognized initially at fair value, being their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortized cost and any difference between net proceeds and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Debts are included in the financial statements, based on their economic underlying characteristics more than their legal form.

1.24 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post retirement benefits, provisions for loan and other impairments and tax losses carried forward; and, in relation to acquisitions, from the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the balance-sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the statement of income together with the deferred gain or loss.

1.25 EMPLOYEE BENEFITS

Employee benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate bonds rated AA, which have terms to maturity approximating to the terms of the related liability and taking into consideration also actuarial and demographic assumptions.

Qualified internal and external actuaries carry out valuations of these obligations. All valuations assumptions and results are reviewed and validated by an external actuary for Dexia that ensures that all calculations are harmonized and calculated in conformity with IAS 19 and IFRS 2.

1.25.1 Pension obligations

Dexia operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate insurance companies. The pension plans are generally funded by payments from employees and by the relevant Dexia companies.

1.25.1.1 Defined benefit plans

For defined benefit plans, pension costs are assessed using the projected units credit method. Under this method, the cost of providing pensions is charged to the statement of income so as to spread

the regular cost over the service lives of employees. Net cumulative unrecognized actuarial gains and losses exceeding the corridor (greater than 10% of the present value of the gross defined benefit obligation or 10% of the fair value of any plan assets) are recognized in income over the average remaining life of the plan.

The defined obligation is presented net of plan assets as a liability unless the assets are held by a Group entity in which case the assets are recorded gross in the related lines of the assets.

1.25.1.2 Defined contribution pension plans

Dexia's contributions to defined contribution pension plans are charged to the statement of income in the year to which they relate. The obligation of Dexia is limited to the contributions that Dexia agrees to pay into the fund on behalf of the employee.

1.25.2 Other post-retirement obligations

Some Dexia companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

1.25.3 Other long-term benefits

This mainly includes provisions for jubilee premiums that will be received by employees when they become entitled to this right.

1.25.4 Termination benefits

These provisions are provided for when the conditions are met.

1.25.5 Equity compensation benefits

Share options are granted to directors and to some employees. The cost of the option is recognized within expense based on services received. The fair value of the option is calculated based on valuation techniques (Black and Scholes adjusted for departure) and on market data.

Dexia applies IFRS 2 as from January 1, 2004. Equity settled stock option plans issued after November 7, 2002 and not vested on January 1, 2004, are taken into expense.

Dexia also offers a discount for the capital increases reserved for its personnel. This discount is taken into expense taking into account the fact that those equity securities are blocked for a certain period of time.

1.25.6 Employee entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance-sheet date.

1.26 PROVISIONS FOR RISKS AND CHARGES

A provision is a liability of uncertain timing or amount.
Provisions are recognized based on their discounted value when:

- Dexia has a present legal or constructive obligation as a result of past events;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate of the amount of the obligation can be made.

For provisions on loans commitments, the same methodology as for impairment of financial assets at amortized cost has been applied.

1.27 SHARE CAPITAL AND TREASURY SHARES

1.27.1 Share issue costs

External incremental costs directly attributable to the issue of new equity securities, other than as part of a business combination, are deducted from equity net of any related income tax.

1.27.2 Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are declared (authorized and no longer at the discretion of the entity). Dividends for the year that are declared after the balance-sheet date are disclosed in the subsequent events note.

1.27.3 Preferred shares

Preferred shares that are non-redeemable and upon which dividends are declared at the discretion of the directors, are classified as equity.

1.27.4 Treasury shares

Where Dexia or its subsidiaries purchase Dexia's share capital or obtains rights to purchase its share capital, the consideration paid

including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own equity securities are charged or credited to the treasury share account in equity.

1.27.5 Insurance discretionary participation features

The unrealized gains and losses relating to assets classified as available for sale and backing insurance contracts with discretionary participation feature are classified by the Group as follows:

- as a liability to the extend of the return guaranteed to the contract holders;
- as a separate component of equity to the extend of that feature.

1.28 FIDUCIARY ACTIVITIES

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where Dexia acts in a fiduciary capacity such as nominee, trustee or agent.

1.29 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held or issued by Dexia. Therefore, for financial instruments where no market price is available, the fair values have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance-sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates.

Financial investments classified as trading assets, available for sale, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items.

For trading and AFS, when quoted prices are not available, the pricing models try to reflect as precisely as possible the market conditions at the calculation date as well as the changes in the credit quality of the financial instruments. For the other positions, some simplifying hypotheses are applied:

(a) The carrying amount of assets maturing within 12 months can be assumed to approximate to their fair value.

(b) The fair value of variable-rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality.

(c) Where possible, the fair value of fixed-rate loans and mortgages are estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Otherwise, it is assumed that the margins above the reference rates (swaps in general) have remained constant since inception. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values.

These assumptions and techniques have been developed to provide a consistent measurement of fair value for Dexia's assets and liabilities. However, because other institutions may use different methods and assumptions, such fair value disclosures in this paragraph cannot necessarily be compared from one financial institution to another.

1.30 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months remaining maturity included within cash and balances with central banks, interbank loans and advances, loans and advances to customers, financial assets held for trading, financial assets available for sale and financial assets of the full fair value portfolio.

1.31 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Dexia and held as treasury shares.

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when the derivatives are "in the money" and their conversion to shares would decrease net earnings per share.

2 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The ultimate parent of the Group is Dexia, incorporated in Belgium. Relations with equity-accounted companies are reported, as well as relations with the directors. They include:

- remuneration and equity holdings;
- loans and advances to the Board of Directors and senior executives;
- loans, advances to and transactions with significant associated companies and joint-ventures.

3 SEGMENT REPORTING

A segment is a distinguishable component of Dexia that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are 10 per cent or more of all the segments are reported separately.

3.1 BUSINESS SEGMENTS (PRIMARY SEGMENT REPORTING)

Dexia's reportable segments are defined using the "management approach" which are those considered by management to strategically manage Dexia and make business decisions.

Dexia is organized as follows:

- Public/Project Finance and Credit Enhancement,
- Personal Financial Services,
- Investment Management and Insurance Services,
- Treasury and Financial Markets
- Non allocated

The "non allocated" part is mainly composed of:

- equities portfolio not attributable to other segments;
- exceeding share capital;
- building property, other tangible and intangible fixed assets not attributable to other business lines;
- share leasing activities;
- items non attributable to other segments.

Dexia caters for two types of clients: institutions and individual customers. All distribution activities related to these two markets are covered by a specific business line (first and second business lines). Moreover, some activities are transversal by nature and common to all commercial business lines. These activities (Asset Management, Fund Services and Insurance) are grouped as a "production and service centers" function (third business line). Finally, Dexia has a treasury and financial markets sector (fourth business line), covering all trading room and associated activities, both for Group business lines and external counterparts.

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- the earnings from commercial transformation, including the management costs of this transformation and the group equity allocated to this activity on the basis of medium and long-term outstanding;
- interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- funding cost.

Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet but excluding items such as tax assets and liabilities.

The Chief Operations & Technology Officer (COTO) manages main tangible and intangible assets. Therefore, these are allocated to "Non Allocated" except when they are directly managed by a commercial or financial business line.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.2 GEOGRAPHIC SEGMENTS (SECONDARY SEGMENT REPORTING)

Although Dexia's business segments are managed on a worldwide basis, they operate in four main geographic areas as follows:

- eurozone (countries using the euro currency);
- rest of Europe (European countries which do not belong to the eurozone);
- USA;
- rest of the world.

4 EFFECT OF CHANGES IN ACCOUNTING POLICIES DUE TO FIRST TIME ADOPTION

4.1 DATES OF FIRST TIME ADOPTION

Dexia has decided to apply all IAS, IFRS, SIC and IFRIC regulations endorsed by the European Commission as of January 1, 2004, except for the following ones that are applied as of January 1, 2005:

- IAS 32 and related SIC-IFRIC;
- IAS 39 and related SIC-IFRIC;
- IFRS 4.

4.2 PRESENTATION

For presentation purposes, Dexia has decided to apply the presentation of financial assets and liabilities as described in IAS 32&39 for 2004 and 2005. However, financial assets and liabilities are valued following Dexia GAAP in 2004 and IFRS in 2005, as permitted under IFRS 1.

4.3 ANALYSIS OF IFRS 1 OPTIONS

4.3.1 Business combination

Dexia has not applied IFRS 3 Business Combination retrospectively to business combinations that occurred before January 1, 2004.

4.3.2 Employee benefits

Dexia has elected to recognize all cumulative actuarial gains and losses in reserves at the date of transition.

4.3.3 Cumulative translation differences

Dexia has decided to use the following exemption: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition.

4.3.4 Share-based payment transactions

As from January 1, 2004, Dexia will apply IFRS 2 share-based payments to equity-settled instruments that were granted after November 7, 2002.

5 RISK MANAGEMENT POLICIES AND HEDGING ACTIVITIES

This section presents information about Dexia's exposure to, and its management and control of risks, in particular the primary risks associated with its use of financial instruments:

- market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets;
- credit risk is the risk of loss resulting from client or counterpart default and arises on credit exposure in all forms, including settlement risk;
- funding and liquidity risk is the risk of being unable to meet its payment when due, or that it is unable, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

This section also presents Group's regulatory capital position.

5.1 MARKET RISK

5.1.1 Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets.

The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered to be market risk.

Market risk is incurred in Dexia primarily through trading activities, which are centered in the Treasury and Financial Markets business line (TFM). It arises from market making, client facilitation and own positions in equities, fixed income and interest rate products and foreign exchange.

TFM assumes non-trading risk positions that arise from short-term balance sheet and capital management activities. Market risks arise, but to a much lesser extent, in other business lines primarily from the facilitation of customer business.

Group Risk Management (GRM) defines risk rules, framework and controls and acts as an independent risk control unit for market risks, credit risks and operational risks. Each Dexia main entity has its own risk unit applying operationally Group risk rules.

Market risk measures are applied to all trading activities, to foreign exchange exposures wherever they arise, and to interest rate risk in the banking books of all business lines including TFM.

The principal risk measures and controls on market risk are value at risk (VaR) and stress test. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time

horizon before positions can be adjusted (holding period of 10 days), and measured to a specified level of confidence (99%), based on historical market movements. Stress test is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers ("issuer risk").

5.1.2 Interest rate risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in 5.1.1 above. Exposure to interest rate movements is expressed for all interest rate sensitive positions, whether marked to market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. Interest rate sensitivity is one of the inputs to the VaR model.

Non-trading

Interest rate risk is inherent in many of Dexia's businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.

Most short term non-trading interest rate risk is captured at the point of business origination and transferred to a management unit – primarily the Treasury Trading unit of the Treasury and Financial Markets business line – where it is managed within the market risk limits described in 5.1.1. The long term non-trading interest rate risk is managed in the assets and liabilities department (ALM).

The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units. Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through "replication" portfolios – portfolios of revolving transactions between the originating business unit and Treasury and Financial Markets business line or ALM department at market rates designed to estimate their average cash flow and repricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically.

5.1.3 Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

Dexia is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Treasury and Financial Markets business line.

These trading exposures are subject to VaR, stress and concentration limits as described in 5.1.1.

Non-trading

Dexia's reporting currency is the euro but its assets, liabilities, income and expense are denominated in many currencies with significant amounts in USD. Reported profits or losses are exchanged at each closing date into euros, reducing volatility in Dexia's earnings from changes in exchange rates. Dexia also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly in USD) in accordance with the instructions of the Dexia Management Board.

5.1.4 Equity risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual shares. The Treasury and Financial Markets business line is a player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in 5.1.1 and, in the case of individual shares, to issuer risk controls as described in 5.1.5.

5.1.5 Issuer risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. These may include short-term factors influencing price but also more fundamental causes including severe financial deterioration.

As an active trader in equities and bonds, the Treasury and Financial Markets business line holds positions in tradable assets, which are not only included in VaR, but which are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

5.2 CREDIT RISK

Credit risk represents the loss which Dexia would suffer if a client or counterpart failed to meet its contractual obligations. It is inherent in traditional banking products – loans, lending commitments and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligations are considered as market risk. This is explained in 5.1.1 above. To ensure a consistent and unified approach, with appropriate checks and balances, all entities with material credit risk have independent credit risk control functions. They are responsible for counterpart ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions for credit loss, is ultimately exercised by Credit Committees at Group level.

Dexia manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparts and groups and to industries and countries. Dexia sets limits on its credit exposure to both individual counterparts and counterpart groups. Exposure is measured for banking products as the face value amount.

For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value (based on an add-on by product type and maturity), and credit limits are applied on this basis. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparts while repo/reverse repo transactions are represented by the amounts of the forward commitments. Dexia is an active user of credit derivatives to hedge credit risk in banking and traded products.

Dexia also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with market participants. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio.

Dexia classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classified as nonperforming where payment of interest, principal or fees is overdue by more than 90 days or when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, Dexia uses the concept of "expected loss" for management purposes. Expected loss is a statistically based measurement intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterpart rating), current and likely future exposure to the counterpart and the likely severity of the loss should default occur.

5.3 CAPITAL ADEQUACY

5.3.1 Capital adequacy until December 31, 2004

The adequacy of Dexia's capital was monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision ("BIS rules/ratios"). The BIS ratios compare the amount of eligible capital (in Total and Tier 1) with the total of risk-weighted assets (RWAs). While Dexia monitors and reports its capital ratios under BIS rules, it is the rules established by the Belgian regulator, the CBFA, which ultimately determine the capital required underpinning its business.

Dexia has complied with all regulatory capital rules for all periods reported.

BIS eligible capital

BIS eligible capital consists of two parts: Tier 1 capital which comprises share capital, share premium, retained earnings including current year profit, hybrid capital, foreign currency translation and minority interests, less intangible assets, accrued dividends, net long positions in own shares and goodwill; Tier 2 capital which includes eligible part of subordinated long-term debt, less subordinated debt from and equities in financial institutions. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below. The credit risk component consists of on- and off-balance sheet claims, measured according to the regulatory formulae outlined below and, weighted according to the type of counterpart and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporate and private customers, are weighted at 100%, meaning that 8% capital support is required. Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.

Claims arising from derivative transactions include not only the current positive replacement value (shown in the table below under balance-sheet assets), but also an "add-on" to reflect their potential future exposure.

Capital is required to support market risk arising in all positions held for trading in interest rate instruments, foreign exchange and equities, including risks on individual equities, and traded debt obligations such as bonds. Dexia computes this risk using a value at risk model endorsed by the CBFA (*Commission Bancaire, Financière et des Assurances* – Banking, Financial and Insurance Commission), from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to a "RWA equivalent" so that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

5.3.2 Capital adequacy as from January 1, 2005

Dexia is considered as a conglomerate for capital adequacy reporting purpose and its requirement is therefore based on the directive on conglomerates endorsed by the Belgian Banking, Financial and Insurance Commission (CBFA) as from January 1, 2005. Insurance companies are therefore fully consolidated and no longer accounted for by the equity method for capital adequacy purpose.

As from January 1, 2005, Dexia will publish its financial statements under IFRS endorsed by the EU. The CBFA has asked to calculate the conglomerate adequacy based on IFRS amounts, with the main following adjustments applicable for Dexia:

- AFS reserves on bonds and cash flow hedge reserves are not part of equity;
- AFS reserves on shares are added to Tier 2 equity if positive, with a haircut, or deducted from Tier 1 equity if negative;
- some IFRS adjustments on subordinated debts, minority interests and debts must be reversed to reflect the characteristics of absorption of loss of those instruments;
- other elements (SPV, deferred taxes, etc) are also adjusted based on CBFA requirements;
- additional equity and risks of insurance activities are added to those of banking activities.

For publishing reporting purpose, Dexia decided to continue to give a CAD ratio in line with previous reporting and will calculate a CAD ratio with the insurance companies accounted for by the equity method until the Basel II rules becomes applicable.

NOTE II. BUSINESS AND GEOGRAPHIC REPORTING

BUSINESS REPORTING

in millions of EUR	*Public/Project Finance and Credit Enhancement*	*Personal Financial Services*	*Investment Management and Insurance Services*	*Treasury and Financial Markets*	*Non allocated - Central Assets*	*Dexia*
As of March 31, 2004						
Income	546	532	150	127	103	1,458
of which net income from associates	*4*	*12*	*0*	*0*	*5*	*21*
Net income before tax	370	139	56	85	42	691
As of March 31, 2005						
Income	539	551	168	138	57	1,453
of which net income from associates	*9*	*12*	*0*	*0*	*5*	*26*
Net income before tax	360	149	69	96	(84)	590

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- The earnings from commercial transformation, including the management costs of this transformation and the group equity allocated to this activity on the basis of medium and long-term outstanding;
- Interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- Funding cost.

The Group Chief Operations & Technology Officer (COTO) manages the main tangible and intangible assets. Therefore, these are allocated to "Non allocated – Central Assets" except when they are directly managed by a commercial or financial business line.

GEOGRAPHIC REPORTING

in millions of EUR	*Eurozone**	*Rest of Europe*	*USA*	*Rest of the world*	*Non allocated*	*Dexia*
As of March 31, 2004						
Net income before tax	575	15	96	5	0	691
As of March 31, 2005						
Net income before tax	444	21	117	8	0	590

* Countries using the euro currency.

Geographic reporting is done based on booking centers, being the country of the company having recorded the transaction, and not the country of customers.

NOTE III. SIGNIFICANT ITEMS INCLUDED IN THE NET INCOME

All nonrecurring items are reported in the activity report on page 20.

The main elements are concerning Dexia Bank Nederland and are constituted by the payment received by Aegon of EUR 218 million and the allowance to impairments and provisions of EUR 315 million to cover the agreement conducted by Mr Duisenberg. Those two elements have been netted in the cost of risk, resulting in a net charge of EUR 97 million.

NOTE IV. POST-BALANCE-SHEET EVENTS

The main post-balance-sheet event is the announcement on April 29, 2005 that the mediation undertaken by Mr Duisenberg was successful. The impact results in a pre-tax charge of EUR 97 million for Dexia Bank Nederland, in the first quarter 2005 financial statements.

NOTE V. LITIGATIONS

Update of the disclosure concerning Legiolease

Reference is made to the detailed disclosure in the Activity Report Full Year & Q4 2004, dated March 3, 2005 (pages 82 to 85) which is also available on www.dexia.com.

The main development is the announcement on April 29, 2005 that the mediation undertaken by Mr Wim Duisenberg has been successful.

In February 2005 Mr Duisenberg launched mediation talks between Dexia Bank Nederland (DBNL) and the foundations Leaseverlies and Eegalease, the Consumentenbond and the Vereniging van Effectenbezitters – Dutch Association of Securities holders (VEB).

The solutions apply both to contracts terminated since January 1997 and to active contracts, as follows:

- Clients with residual debt at termination of their contract will benefit from a discount of two thirds of the residual debt; however past profits, when applicable, will be deducted.
- Clients duly invoking Section 1:88 of the Netherlands Civil Code (spousal consent) to request the nullification of their contract before expiration of the prescription period will benefit from a full discount (100% of the possible residual debt); past profits, when applicable, will be deducted.
- Clients with a contract that cannot end with a residual debt will be granted a discount of 10% on the residual debt that could arise upon early termination.
- Clients who have accepted the Dexia Offer will be offered an additional option: upon immediate payment of the residual debt, they will benefit from a one third discount thereon.
- The existing "hardship clause", meant to resolve potential social problems, will continue to be accessible to all clients. Its scope will be broadened.

The foundations Leaseverlies and Eegalease have submitted this proposal to their members and recommended to accept it before

June 20, 2005. If the majority of respondents react positively, the Foundations will put an end to their collective proceedings against the bank. It is intended to detail these general principles before the end of June 2005.

The arrangement is not applicable to a specific group of customers who hold a combination of products including a share leasing agreement and a securities deposit account ("Depotlease").

Dexia has made it clear to all interested parties that its willingness to enter into a global settlement entails no admission of responsibility.

The cost of the settlement for Dexia will be in the order of EUR 400 million. In view of the existing provisions in Dexia's financial statements and of the contribution of EUR 218 million made by Aegon (see press release dated February 11, 2005), the impact is a pre-tax charge of approximately EUR 97 million, in the first quarter 2005 financial statements.

As stated above, the Duisenberg solution is not applicable to customers who hold a Depotlease combination. In April 2005, DBNL has introduced for these combinations of products a separate solution.

It is based on a calculation of the failure of the initial deposit in the securities deposit account to meet the required monthly payments of underlying share leasing agreements for the contractual minimum period. This amount is set off against the residual debt of the share leasing contracts. If the residual debt is higher, the extra amount will not have to be paid. All share leasing contracts will be terminated without costs. Some other costs are reimbursed.

This solution has been considered by the Authority Financial Markets (AFM). The AFM is of the opinion that it is positive that DBNL takes its responsibility in this matter.

DBNL has not succeeded in reaching a settlement, based on this solution, with Stichting Leaseleed that represents more than 400 of those customers. Therefore, the legal proceedings initiated by Stichting Leaseleed, will be continued.

However, taking into account the positive response of individual clients, the solution is offered to all clients with contracts qualifying for Depotlease. All costs connected with this solution have been included in the provisions as of December 31, 2004.

DEXIA – (A) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2004

ASSETS

in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference between EU/Dexia GAAP	Note	At Jan. 1, 2004 under EU GAAP (unaudited)	
I. Cash, central banks and postal checking accounts	3,010	1,478	1	4,488	I. Cash and balances with central banks
II. Government securities eligible for central bank refinancing	5,977	(5,977)			
III. Interbank loans and advances	29,696	(1,884)	1	27,812	II. Due from banks
IV. Customer loans	161,941	2,483	2	164,424	III. Loans and receivables to customers
V. Bonds and other fixed-income securities	115,351	11,006	3	126,357	*Total: IV + V + VI + VII*
A. Banking activity and other	*101,719*			17,488	IV. Loans and securities held for trading
1. Government bonds	*38,269*			0	V. Loans and securities designated at fair value
2. Other bonds	*63,450*			108,036	VI. Loans and securities available for sale
B. Insurance activity	*13,632*			833	VII. Loans and securities held to maturity
VI. Equities and other variable-income securities	5,157	(5,157)			
A. Banking activity and other	*1,878*				
B. Insurance activity	*3,279*				
		18,182	*4*	18,182	VIII. Net positive value of derivatives
			5	0	IX. Fair value revaluation of portfolio hedge
VII. Long-term investments	1,443				
A. Investments accounted for by the equity method	526	*175*	6	701	X. Investments in associates
B. Investments at cost	*917*	*(917)*			
1. Banking activity and other	*849*				
2. Insurance activity	*68*				
VIII. Intangible assets	949	(232)	6	717	XII. Intangible assets and goodwill
A. Formation expense and other intangible assets	*232*				
B. Goodwill arising on consolidation	*717*				
IX. Property and equipment	1,811	(295)	7	1,516	XI. Tangible fixed assets
XII. Treasury stock	425	(425)			
XIII. Other assets	6,125	409		6,534	*Total: XIII + XIV + XV*
A. Banking activity and other	*5,403*		*8*	*617*	*XIII. Tax assets*
B. Insurance activity	*722*		*9*	*5,853*	*XIV. Other assets*
XIV. Accruals and other assets	18,003	(18,003)	10	*64*	*XV. Non-current assets held for sale*
Total assets	**349,888**	**842**		**350,730**	**Total assets**

NOTES TO THE ASSETS

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. The monetary reserves to the Central Bank have been reclassified from *"III. Interbank loans and advances" (Dexia GAAP)* to *"I. Cash and balances with central banks" (EU GAAP).*

2. The increase is mainly due to a reclassification of bonds that were recorded in *"V. Bonds and other fixed-income securities" (Dexia GAAP)* but which were not quoted and have been considered as loans to customers under IAS 39. To a lesser extent, it is also due to leasing contracts that have been requalified from operational leases to financial leases (previously in *"IX. Property and equipment" under Dexia GAAP)* and to some provisions for credit risk, including the generic provision of Legiolease, which were classified under *"VI.A. Provisions for contingencies and charges" (Dexia GAAP)* and now deducted from the related assets as specific impairment.

3. Loans and securities are classified among different headings under *Dexia GAAP:*
   - *II. Government securities eligible for central bank refinancing*
   - *V. Bonds and other fixed-income securities*
   - *VI. Equities and other variable-income securities*
   - *VII.B. Long-term investments: Investments at cost*
   - *XII. Treasury stock*

   Under *EU GAAP*, loans and securities are divided into different headings:
   - *IV. Loans and securities held for trading (HFT)*
   - *V. Loans and securities designated at fair value (FV)*: this heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable. This heading will include the unit-linked products as from January 1, 2005.
   - *VI. Loans and securities available for sale (AFS).* Note: in 2004, it also includes the treasury shares that will be deducted from equity as from January 1, 2005.
   - *VII. Loans and securities held to maturity (HTM)*

4. This heading mainly includes the accrued interests and derivative premiums on derivatives, which are mostly in *"XIV. Accruals and other assets" in Dexia GAAP.* No fair value adjustment is recorded in 2004 as IAS 39 will be applied as from 2005.

5. This heading, which will include the interest rate fair value revaluation of the hedged items included in a portfolio hedge (European portfolio hedge), is not used in 2004 as IAS 39 is only applicable as from January 1, 2005.

6. Goodwill on *"VII.A. Investments accounted for by the equity method" (Dexia GAAP)* is now a part of *"X. Investments in associates" (EU GAAP).*

7. The adjusting element is the reclassification of assets leased out from operational lease under *Dexia GAAP* to financial lease under *EU GAAP.*

8. This heading includes the tax assets and deferred taxes, that were included in *"XIII. Other assets" (Dexia GAAP)* plus the deferred tax adjustments on first time adoption of *EU GAAP.*

9. Other assets mainly include accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, assets relating to employee benefit obligations.

10. According to IFRS 5, this heading includes the assets held for sale (mainly a building in France sold in 2004 and some hub and spoke branches in Belgium).

DEXIA – (B) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2004

LIABILITIES AND EQUITY

in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference between EU/Dexia GAAP	Note	At Jan. 1, 2004 under EU GAAP (unaudited)	
I. Interbank loans and deposits	68,088	145		68,233	I. Due to banks
II. Customer deposits	92,343	(7,264)	1	85,079	II. Customer borrowings and deposits
		5,514	1	5,514	III. Liabilities held for trading
		0	2	0	IV. *Liabilities designated at fair value*
		0	3	0	VI. Fair value revaluation of portfolio hedge
III. Debt securities	134,905	1,561	4	136,466	VII. Debt securities
IV. Other liabilities	4,108	1,807	5	5,915	XII. Other liabilities
V. Accruals and other liabilities	20,886	(825)	6	20,061	V. Net negative value of derivatives
VI. Provisions					
A. Provision for contingencies and charges	1,282	(191)	7	1,091	X. Provisions and other obligations
B. Provisions for deferred taxes	644	274	8	918	XI. Tax liabilities
C. Technical provisions of insurance activity	10,153	(143)	9	10,010	IX. Technical provisions of insurance companies
VII. General banking risks reserve	1,793	(1,793)		0	
VIII. Subordinated debt and hybrid capital instruments	5,411	109	10	5,520	VIII. Subordinated and convertible debts
				0	XIII. Non-current liabilities held for sale
Total debts	**339,613**	**(804)**		**338,809**	**Total liabilities**
IX. Capital stock	4,786			4,786	XIII. Subscribed capital
X. Additional paid-in capital	8,915			8,915	XIV. Additional paid-in capital
XI. Retained earnings	2,501			(2,267)	XVII. *Reserves and retained earnings*
XII. Revaluation reserve	8			0	XV. Treasury shares
XIV. Negative goodwill	333			0	XVIII. Net income for the period
XIV.b Goodwill deducted from equity	(6,602)				
Subtotal	9,941	1,493		11,434	Core shareholders' equity
XV. Cumulative translation adjustments (+/-)	(151)	151		0	XIX. Gains and losses not recognized in the statement of income
Total equity of the Group	9,790	1,644	11	11,434	Total shareholders' equity
XVI. Minority interests	485	2		487	XX. Minority interests
				0	XXI. Discretionary participation features
Total equity	**10,275**	**1,646**		**11,921**	**Total equity**
Total liabilities and shareholders' equity	**349,888**	**842**		**350,730**	**Total liabilities and equity**

NOTES TO THE LIABILITIES AND EQUITY

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. *"II. Customer deposits" (Dexia GAAP)* include:
   - trading short positions on interest rate, which are transferred to *"III. Liabilities held for trading" (EU GAAP)*.
   - some debts issued by FSA, which are now considered as *"VII. Debt securities"* under *EU GAAP*.

2. This heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable and will include:
   - the technical reserves of unit-linked products as from January 1, 2005 – similar as note 3 of the assets.
   - the liabilities with embedded derivatives that can not be bifurcated.

   Regulation does not allow the possibility to designate liabilities at fair value except when allowed by EC directives and regulations, which is the case for the above two elements.

3. Similar as note 5 for the assets.

4. Issued premiums and discounts included in *"XIV. Accruals and other assets"* and *"V. Accruals and other liabilities" in Dexia GAAP* are now allocated to their related assets and liabilities, the main item being *"VII. Debt securities"* under *EU GAAP*. This heading also includes debts issued by FSA as explained in note 1 above.

5. The increase comes from the reclassification, from *"V. Accruals and other liabilities" (Dexia GAAP)* of accruals, now recorded under this heading. Liabilities of insurance companies (insurance products) are also recorded under this heading.

6. Similar as note 4 for the assets.

7. The changes come from the constitution of employee benefits provisions according to IAS 19, the reversal of provisions that were not IAS 37 compliant, and by the fact that some provisions for credit risk, including the generic provision of Legiolease, are now deducted from their related assets – see note 2 of the assets.

8. Includes current tax payables included in *"IV. Other liabilities (Dexia GAAP)*, deferred taxes in *"VI. B. Provisions for deferred taxes" (Dexia GAAP)*, and deferred taxes on changes in accounting principles, mainly on reversal of provisions for risks and charges.

9. This line will be impacted on January 1, 2005, when all insurance products that IFRS does not qualify as such will be reclassified as financial liabilities. Unit-linked product provisions included under this heading in 2004 will be transferred to *"IV. Liabilities designated at fair value" (EU GAAP)* in 2005.

10. The main impact comes from the fact that *"VIII. Subordinated debt and hybrid capital instruments" (Dexia GAAP)* did not include the non-subordinated but convertible debts.

11. Total shareholders' equity in *EU GAAP* includes the total equity of the Group under *Dexia GAAP*, the adjustments coming from the first adoption of EU rules (reclassification of *"VII. General banking risks reserve" (Dexia GAAP)* and other adjustments for an amount of EUR -148 million). Further explanations are given on page 75 of this report.

DEXIA – (C) RECONCILIATION OF THE STATEMENT OF INCOME AS OF MARCH 31, 2004

	in millions of EUR	At March 31, 2004 under Dexia GAAP (as published)	Difference between EU/Dexia GAAP	Note	At March 31, 2004 under EU GAAP (unaudited)		
I.	Interest income	3,387	10,318	1	13,705	I.	Interest income
II.	Interest expense	(2,602)	(10,164)	1	(12,766)	II.	Interest expense
III.	Income from variable-income securities	10	2		12	III.	Dividend income
			21	2	21	IV.	Net income from associates
			31		31	V.	Net trading income and result of hedge accounting
			89	3	89	VI.	Net income on investments
			19	4	19	VII.	Other net income
IV.	Commission income	316	11		327	VIII.	Commission income
V.	Commission expense	(56)	(2)		(58)	IX.	Commission expense
VI.	*Income from financial transactions*	122	(122)				
VII.	Other banking income	84	(84)				
X.	Other banking expense	(74)	74				
XXII.	Technical and financial margin of insurance activities	171	(93)	5	78	X.	Technical margin of insurance companies
	Net banking income	**1,358**	**100**		**1,458**	**Income**	
VIII.	General operating expense			6			
	A. Staff costs	(362)	(2)		(364)	XI.	Staff expense
	B. Other general operating expense	(223)	(1)		(224)	XII.	General and administrative expense
	C. Network commissions	(88)	0		(88)	XIII.	Network costs
	D. Deferred acquisition costs	(12)	0		(12)	XVI.	Deferred acquisition costs
IX.	Depreciation and amortization	(54)	(1)		(55)	XIV.	Depreciation and amortization
	Operating income before allowances	**619**	**96**		**715**		
XI.	Net allowances for loans losses and off-balance sheet items	(14)	0		(14)	XVII.	Impairment on loans and provisions for credit commitments
XII.	Net gains and recoveries on long-term investments	45	(45)				
XIII.	Net allocation to the general banking risks reserve			7			
XIV.	Amortization of goodwill of fully-consolidated companies	(16)	6	8	(10)	XVIII.	Impairments on goodwill
	Operating income after allowances	**634**	**57**		**691**	**Net income before tax**	
XVII.	Corporate income tax	(139)	(11)		(150)	XIX.	Tax expense
XVIII.	Income and losses from companies accounted for by the equity method	21	(21)				
XIX.	Amortization of goodwill of companies accounted for by the equity method	(3)	3				
	Net income before minority interests	**513**	**28**		**541**	**Net income**	
XX.	**Minority interests**	**21**	**1**		**22**	**Attributable to minority interests**	
XXI.	**Net income - part of the group**	**491**	**28**		**519**	**Attributable to shareholders of the company**	

NOTES

1 "I. Interest income" and "II. Interest expense" include in EU GAAP the interest on swap used as trading instruments while those interest were recognized in heading "VI. Income from financial transactions" in Dexia GAAP on a net basis.

2 "IV. Net income from associates" is in income under EU GAAP while in Dexia GAAP, it was reported after the operating income, in heading "XVIII. Income and losses from companies accounted for by the equity method". Moreover, amortization of goodwill was allowed in Dexia GAAP while it is no more the case in IFRS: only impairments on goodwill are booked if necessary.

3 "VI. Net income on investments" includes the net gains and recoveries on long-term investments (heading XII. under Dexia GAAP) and the capital results on sale of property (which were included in heading IX. under Dexia GAAP for EUR 18 million in Q1 2004).

4 "VII. Other net income" includes the recognition of result at stage of completion of EUR 8 million that is taken at end of contract in Dexia GAAP.

5 "X. Technical margin of insurance companies" differs from heading XXII. in Dexia GAAP because the financial margin of insurance companies is now spread through the statement of income in the appropriate heading relating to the operation.

6 Impact on operating expense seems immaterial but is composed of compensating items that are explained in the reconciliation of net income - Group share of 2004.

7 Net allocation to the GBRR is no more allowed.

8 "XVIII. Impairments on goodwill" under EU GAAP differs from heading XIV. under Dexia GAAP because goodwill is no longer amortized under EU GAAP but only impaired, if necessary. In Dexia GAAP both were required.

DEXIA – (D) RECONCILIATION OF NET INCOME - GROUP SHARE AS OF MARCH 31, 2004 AND DECEMBER 31, 2004

in millions of EUR	March 31, 2004 (unaudited)	Dec. 31, 2004 (unaudited)	Note
Total impact on net income - Group share	+28	+50	
General banking risks reserve	*0*	*0*	
Other items	*+28*	*+50*	
Intangible fixed assets	+28	+103	1
Amortization of negative goodwill	-4	+14	2
Tangible fixed assets	+6	+18	3
Income recognition	+8	-1	4
Provision for retirement and similar	-1	-38	5
Other provisions	0	-4	6
Share-based payments	0	-24	7
Deferred taxes	-11	-11	8
Other	+ 2	-7	
Net income - Group share under Dexia GAAP	491	1,772	
Net income - Group share under EU GAAP	519	1,822	
Difference between EU/Dexia GAAP	+28	+50	

NOTES

1. Amortization of goodwill is cancelled under EU GAAP (Q1 2004: EUR 14 million; full year 2004: EUR 51 million). Formation expense was deducted from opening equity and there is no more amortization (Q1 2004: EUR 6 million; full year 2004: EUR 23 million). Depreciation of software can only start when it is available for use (Q1 2004: EUR 8 million; full year 2004: EUR 23 million).

2. Includes amortization of negative goodwill on Dexia Hypotheken-Bank (Q1 2004: EUR 4 million; full year 2004: EUR 15 million) and the unamortized goodwill deducted from equity taken into charges in Dexia GAAP in Q4 2004 on Kempen & Co for EUR 29 million.

3. The impact comes from the fact that amortization of buildings can only start when available for use and from the requalification of operational leases to financial leases. The impairment on a building recorded in 2004 under Dexia GAAP has been reversed for EUR 10 million under EU GAAP.

4. Q1 2004 includes mainly a result recorded based on stage of completion (IAS 11) for EUR 8 million. As Dexia changed his valuation rules in Q4 2004, the adjustment does no longer exist for the year 2004 under EU GAAP.

5. The 2004 impact comes mainly from the cancellation of the utilization of a provision for restructuration provided for in 2004 in Dexia GAAP for EUR 30 million.

6. The impact is composed of reversals of 2004 allowances of provisions not IFRS compliant (mainly the AGDL provision) and the cancellation of reversals of provisions that were not considered as IFRS compliant as of January 1, 2004.

7. Stock options were granted in Q3 2004 and capital increases took place in Q4 2004. This explains the difference with Q1 2004.

8. The adjustment comes from the tax impacts on above-mentioned adjustments.

DEXIA – (E) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, MARCH 31 AND DECEMBER 31, 2004

in millions of EUR	Jan. 1, 2004 (unaudited)	March 31, 2004 (unaudited)	Dec. 31, 2004 (unaudited)
Total impact on shareholders' equity*	+1,644	+1,680	+1,704
General banking risks reserve	*+1,793*	*+1,793*	*+1,793*
Other items	*-148*	*-113*	*-89*
Intangible fixed assets	-45	-16	+50
Tangible fixed assets	+24	+31	+42
Income recognition	-4	+4	-5
Provision for retirement and similar	-379	-380	-416
Other provisions	-183	+183	+179
Deferred taxes	+77	+65	+65
Other	-5	0	-4
Shareholders' equity under Dexia GAAP	9,790	9,705	10,464
Shareholders' equity under EU GAAP	11,434	11,385	12,168
Difference between EU/Dexia GAAP	+1,644	+1,680	+1,704
	(see Note 1)	(see Note 2)	

* Including net income - Group share of the period.

1. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2004

The shareholders' equity includes the equity under Dexia accounting policies and the adjustments coming from the first adoption of EU rules. The main impact comes from the reclassification of the "VII. general banking risks reserve" (Dexia GAAP) in equity in 2004.

The first time adoption of EU GAAP on January 1, 2004 (except IAS 32&39 and IFRS 4) leads to an increase by EUR 1,644 million of the shareholder's equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,434 million under the new standards. This increase stems from (pre-tax impacts):

– General banking risks reserve	EUR	+1,793 million
– Obligations regarding employee benefits	EUR	-379 million
– Reversal of provisions not compliant	EUR	+183 million
– Adjustments of tangible assets	EUR	+24 million
– Adjustments of intangible assets	EUR	-45 million
– Income recognition	EUR	-4 million
– Deferred taxes	EUR	+77 million
– Other adjustments	EUR	-5 million

Comments:

– **General banking risks reserve: EUR +1,793 million**
The amount is transferred to equity as required by IAS 30.

– **Obligations regarding employee benefits: EUR-379 million**
In 2003, the actuary Mercer was contracted to make calculations for some plans and review all employee benefits to ensure consistency of the methodology used when other actuaries did the calculations. Actuarial assumptions have been harmonized in the Group for discount rate, return on assets and inflation by geographic area. The main impact on equity comes from the fact that defined benefit pension obligations are calculated based on local legislation, that does not consider any salary increases, whereas under IAS 19 these are taken into account. Some advantages are not valued under local GAAP and have been provided for. Termination benefit provisions were reviewed taking into account the expected number of employees that will accept the prepension offers made by the company. The Group will use the corridor to decrease the volatility of the statement of income.

– **Reversal of provisions not compliant: EUR +183 million**
This adjustment relates primarily to the reversal of the provision for AGDL (Association for the Guarantee of Deposits) of Dexia

BIL, in Luxemburg, for EUR 80 million. The remaining reversed provisions are maintenance provisions, restructuration costs not IAS 19&37 compliant, litigation claims, etc.).

- **Adjustments on tangible assets: EUR +24 million**
Some of the leasing contracts granted by the companies of the Group to customers have been requalified from operating leases to finance leases or vice versa, leading to a net decrease of tangible fixed assets and an increase in customers loans. The impact on equity is EUR +33 million before taxes. Impairment tests have been performed on buildings, leading to an impairment of EUR 16 million. The depreciation basis of some tangible assets was reviewed and led to a reversal of accumulated depreciation of EUR 8 million. The Group has chosen to apply the historic cost basis for its assets, including its investments properties, and will therefore not revalue them by equity or statement of income in the future.

- **Adjustments of intangible assets: EUR -45 million**
Restructuring costs have been capitalized and depreciated under Dexia accounting policies. The net amount of EUR 44 million as of January 1, 2004 has been reversed as such expense cannot be capitalized under those standards. Intangible assets relate mainly to software. The Dexia accounting policy was based on IAS 38 and therefore any resulting adjustments were not material.

- **Income recognition: EUR -4 million**
This adjustment arises from debit card revenues recognized over their life in one company of the Group. Most of the revenues, mainly commissions, arising from the Group's activities are already recognized on an accrual basis over the life of the underlying transaction.

- **Deferred taxes: EUR +77 million**
The Group decided to calculate its deferred tax based on IAS 12 in 2003 within Dexia accounting policies. Deferred tax is therefore the result of accounting change impacts, mainly due to the employee benefits and the reversal of provisions, which are not IFRS compliant. The adjustment also includes a provision for undistributed reserves of associates.

2. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF MARCH 31, 2004 AND DECEMBER 31, 2004

The closing shareholders' equity reconciliation can be mainly explained by the addition of the notes on the opening equity reconciliation and the comment on the result of the period reconciliation.

DEXIA – (F) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2005

ASSETS

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I. Cash and balances with central banks	3,717	0		3,717
II. Due from banks	41,417	2,861	1	44,278
III. Loans and advances to customers	168,607	1,988	1	170,595
IV. Loans and securities held for trading	13,860	(3,305)	2	10,555
V. Loans and securities designated at fair value	0	6,066	2	6,066
VI. Loans and securities available for sale	126,005	199	3	126,204
VII. Loans and securities held to maturity	2,819	465		3,284
VIII. Net positive value of derivatives	20,719	6,823	4	27,542
IX. Fair value revaluation of portfolio hedge	0	982	5	982
X. Investments in associates	757	5		762
XI. Tangible fixed assets	1,633	0		1,633
XII. Intangible assets and goodwill	736	0		736
XIII. Tax assets	704	98		802
XIV. Other assets	8,437	311		8,748
XV. Non-current assets held for sale	22	0		22
Total assets	389,433	16,493		405,926

NOTES

1 The increase of headings II. and III. mainly comes from fair value hedge adjustments and reclassification from other headings.

2 Unit-linked products (EUR 3,300 million) reported in "IV. Trading assets" are now reported in heading "V. Loans and securities designated at fair value". Selected bonds have been recorded as designated at fair value to offset the volatility of some derivatives.

3 Heading "VI. Loans and securities available for sale" increases due to adjustments to market value recorded in AFS reserves or retained earnings in case of fair value hedge. Treasury shares, which are in this heading in 2004, are reported in deduction of equity as from January 1, 2005.

4 The increase of heading "VIII. Net positive value of derivatives" is due to the marking to market of derivatives as from January 1, 2005.

5 The impact of the interest rate fair value revaluation of hedged items included in the portfolio hedge (mainly loans) is reported in heading IX.

DEXIA – (G) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2005

LIABILITIES

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I. Due to banks	88,830	(1,360)	1	87,470
II. Customer borrowings and deposits	90,022	3,033	1	93,055
III. Liabilities held for trading	2,088	(19)		2,069
IV. Liabilities designated at fair value	0	3,874	2	3,874
V. Net negative value of derivatives	24,353	11,943	3	36,296
VI. Fair value revaluation of portfolio hedge	0	1,004	4	1,004
VII. Debt securities	145,369	732	1	146,101
VIII. Subordinated and convertible debt	5,043	227	1	5,270
IX. Technical provisions of insurance companies	12,518	(3,951)	2	8,567
X. Provisions and other obligations	1,133	(9)		1,124
XI. Tax liabilities	1,052	458		1,510
XII. Other liabilities	6,373	139		6,512
XIII. Non-current liabilities held for sale	0	0		0
Total liabilities	376,781	16,071		392,852
Equity				
XIV. Subscribed capital	4,825	0		4,825
XV. Additional paid-in capital	8,993	0		8,993
XVI. Treasury shares	0	(584)		(584)
XVII. Reserves and retained earnings	(1,546)	(975)		(2,521)
XVIII. Net income for the period	0	0		0
Core shareholders' equity	12,272	(1,559)		10,713
XIX. Gains and losses not recognized in the statement of income	(104)	1,768		1,664
Total shareholders' equity	12,168	209		12,377
XX. Minority interests	484	(11)		473
XXI. Discretionary participation features of insurance contracts	0	224		224
Total equity	12,652	422		13,074
Total liabilities and equity	389,433	16,493		405,926

NOTES

1 The changes in headings I., II., VII. and VIII. come from the impacts of fair value hedges, reclassifications and first application of IFRS 4.

2. Some insurance products are considered as financial liabilities as from January 1, 2005 if they do not meet the criterias of IFRS 4. Unit-linked products (branch 23) are transferred from heading "IX. Technical provisions of insurance companies" to heading "IV. Liabilities designated at fair value".

3. The value of the derivatives increases as they are marked to market as from January 1, 2005.

4. The heading "VI. Fair value revaluation of portfolio hedge" is similar to the heading IX. of assets but the hedged liabilities are core deposits from customers.

DEXIA – (H) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2005

in millions of EUR	Jan. 1, 2005 (unaudited)	Notes
Total impact on shareholders' equity	+209	
General banking risks reserve	*0*	
Other items	*+209*	
Income recognition	+31	1
Other provisions	+10	2
Provision for catastrophe and equalization (insurance activities)	+27	3
Valuation adjustments of assets and liabilities	-32	4
Provisions and impairments on financial assets	-195	5
Embedded derivatives	-45	6
Impact of fair value hedges and derivatives	-1,098	7
Treasury shares	-584	8
Impact on AFS reserve	+2,345	9
Impact on CFH reserve	+32	10
Deferred taxes	-285	11
Other	+3	
Shareholders' equity		
Without IAS 32&39 and IFRS 4 as of December 31, 2004	12,168	
With IAS 32&39 and IFRS 4 as of January 1, 2005	12,377	
Impact of IAS 32&39 and IFRS 4	+209	

NOTES

1. Indemnities on prepayments must sometimes be taken directly into result or be spread on the term of the new loan depending on the conditions of the new transaction. In Dexia GAAP, most of the indemnities were spread, under EU GAAP, a part of them had to be taken into result and has been added to opening equity.

2. The adjustment is mainly related to provisions regarding financial products that were not considered as IAS 39 compliant.

3. Those provisions had to be reversed following requirement of IFRS 4.

4. Transactions costs regarding loans and securities have been capitalized for EUR 95 million, while the value of some debts have been adjusted following IAS 32&39 requirements for EUR -127 million.

5. This heading includes the impact of impairments on shares, the cancellation of lower or cost and market impairments, the reversal of country risks and general provisions and the constitution of additional specific and collective impairments.

6. Some assets purchased and debts issued include embedded derivatives that have been bifurcated, with an impact on reserves.

7. All fair value hedge relations existing on December 31, 2004 have to be considered as such as of January 1, 2005. Macro-hedging relationships were reversed as of January 1, 2005 and few cash flow hedge relations were existing in Dexia GAAP. As from January 1, 2005, all hedging relationships have to be designated, documented and tested in conformity with IAS 39. The fair value hedge impacts amount EUR +2.3 billion on loans, EUR +2.9 billion on securities and EUR -1.9 billion on debts on January 1, 2005, or a net of EUR +3.3 billion on

equity. The impact of the derivatives, net of market value adjustment on bonds recorded in assets designated at fair value, is EUR -4.4 billion, resulting in a decrease of equity of EUR 1.1 billion before tax. The main impact comes from the fact that Dexia was managed under local GAAP in 2004 and that IAS 39 hedging relationships were only put in place as from January 1, 2005.

8. Treasury shares are deducted from equity as from January 1, 2005. Derivatives on treasury shares are reported in the same heading. This explains why the amount of treasury shares is not the same as that on December 31, 2004.

9. This adjustment includes revaluation (before tax impact) of shares and bonds to market value in a separate line of equity.

10. The existing cash flow hedge relationships existing on December 31, 2004 are continued on January 1, 2005 if they meet the criterias of IAS 39.

11. Deferred tax impact is composed of deferred tax on AFS adjustments and cash flow hedge adjustments which are reported net of tax in a separate caption of equity, and tax impact on other adjustments having an impact in retained earnings.

CONTACTS

Robert Boublil,
Director of Investor Relations
e-mail: robert.boublil@dexia.com

Investor Relations Officers

Brussels	Paris
Fax: (32) 2 213 57 80	Fax: (33) 1 43 92 71 07
Peter De Baere	Thomas Guittet
Tel.: (32) 2 213 57 46	Tel.: (33) 1 43 92 80 34
e-mail: peter.debaere@dexia.com	e-mail: thomas.guittet@dexia.com
Anne Garsoux	Christian Daumann
Tel.: (32) 2 213 57 49	Tel.: (33) 1 43 92 82 54
e-mail: anne.garsoux@dexia.com	e-mail: christian.daumann@dexia.com

Activity reports, presentations, press relases and other financial information are available on www.dexia.com/e/you-are/investor.php

FINANCIAL CALENDAR

DATES	EVENTS
September 8, 2005	Publication of the results as of June 30, 2005
November 17, 2005	Publication of the results as of September 30, 2005
March 2, 2006	Publication of the 2005 results
May 10, 2006	Annual Shareholders' Meeting
May 23, 2006	Publication of the results as of March 31, 2006

Dexia SA
Square de Meeûs 1
B-1000 Brussels

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

11, quai André Citroën
75901 Paris cedex 15
(33) 1 43 92 80 34 - 82 54
ax: (33) 1 43 92 71 07

DEXIA

GROUP

RECEIVED
2005 JUL 10 P 4:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCES-VERBAL

Assemblée générale extraordinaire de Dexia SA
11 mai 2005

Square de Meeûs 1 à 1000 Bruxelles
RPM Bruxelles TVA BE 0458.548.296

L'assemblée générale extraordinaire se tient à l'Auditorium 44, Boulevard du Jardin Botanique 44 à 1000 Bruxelles. La séance est ouverte à 18h20 sous la présidence de Monsieur François Narmon, président du conseil d'administration, qui souhaite la bienvenue à tous les participants.

Le déroulement de cette assemblée générale extraordinaire est décrit dans les deux annexes à ce procès-verbal :

(1) une copie de l'acte notarié rédigé par le Maître Carole GUILLEMYN, Notaire associé à Bruxelles, enregistré au 2ème bureau de l'Enregistrement d'Uccle le 23 mai 2005;
(2) le document intitulé "Assemblée générale extraordinaire – Dexia SA – 11 mai 2005 : questions orales et réponses des dirigeants".

Monsieur François Narmon

Monsieur Rik Branson

Monsieur Gaston Schwertzer

Monsieur Olivier Van Herstraeten

Annexes :

1) une copie de l'acte notarié rédigé par le Maître Carole GUILLEMYN, Notaire associé à Bruxelles, enregistré au 2ème bureau de l'Enregistrement d'Uccle le 23 mai 2005;
2) le document intitulé "Assemblée générale extraordinaire – Dexia SA – 11 mai 2005: questions orales et réponses des dirigeants".

Annexe 2

DEXIA

GROUP

Assemblée générale extraordinaire – Dexia SA – 11 mai 2005 : questions orales et réponses des dirigeants

1) Premier intervenant: Monsieur Vos

Monsieur Vos demande quel compte sera utilisé pour supprimer les actions propres qui seront acquises.

Réponse de Monsieur von Lowis:

Monsieur von Lowis précise que l'annulation des actions propres se fait sans réduction de capital et que la valeur comptable nette des actions propres est imputée sur une réserve indisponible pour actions propres.

2) Second intervenant: Monsieur Bosch

Monsieur Bosch mentionne qu'au 31 décembre 2004 la réserve indisponible pour actions propres s'élevait à EUR 577,8 millions. Il constate que depuis fin décembre 2004, Dexia a acquis des titres supplémentaires. Il demande si la valeur globale de ces titres acquis est couverte par la réserve indisponible pour actions propres.

Selon Monsieur Bosch, Dexia aurait épuisé ses réserves. Face à cette situation, il demande comment Dexia envisagera dans l'avenir l'annulation des actions propres.

Réponse de Monsieur Thierry Nederlandt:

Monsieur Nederlandt indique que quand des actions propres sont achetées, une partie des réserves disponibles est transférée aux réserves indisponibles. Ces réserves indisponibles sont utilisées pour annuler les actions propres.

Monsieur Nederlandt ajoute qu'il est proposé à l'Assemblée générale de faire une dotation de EUR 750 millions aux réserves disponibles ce qui permettra d'acquérir des actions propres durant les années 2005 et 2006.

DEXIA

GROUP

PROCES-VERBAL

Assemblée générale ordinaire de Dexia SA - 11 mai 2005

Square de Meeûs 1 à 1000 Bruxelles
RPM Bruxelles TVA BE 0458.548.296

L'Assemblée générale ordinaire se tient à l'Auditorium 44, Boulevard du Jardin Botanique 44 à 1000 Bruxelles. La séance est ouverte à 14h30 sous la présidence de Monsieur François Narmon, président du Conseil d'administration, qui souhaite la bienvenue à tous les participants.

(I) Convocations - Composition du bureau et de l'Assemblée

L'Assemblée générale ordinaire a été convoquée conformément aux dispositions du Code des Sociétés. Les convocations contenant l'ordre du jour ont été publiées dans :

- Le « Moniteur belge » du 14 avril 2005 ;
- « L'Echo » du 14 avril 2005 ;
- Le « Tijd » du 14 avril 2005 ;
- Le « Luxemburger Wort » du 14 avril 2005 ; et
- Le « Bulletin des Annonces Légales Obligatoires (France) » du 13 avril 2005.

La convocation a également été publiée dans "Le Soir", "La Libre Belgique", "Het Laatste Nieuws" et "De Standaard" (Belgique) et dans "La Vie Financière", Le "Journal des Finances", "Le Revenu" et "Investir" (France).

Les actionnaires nominatifs, les administrateurs, les commissaires, les détenteurs de droits de souscription nominatifs et les titulaires de certificats nominatifs émis avec la collaboration de la société ont été convoqués dans le respect des dispositions légales. Un exemplaire de la brochure de convocation est annexé à ce procès-verbal (annexe 1).

Les exemplaires justificatifs de publication des annonces contenant l'ordre du jour, ainsi qu'un exemplaire de la lettre de convocation ont été remis au bureau.

Conformément à l'article 17 des statuts, le président compose le bureau de l'Assemblée comme suit:

- Messieurs Rik Branson et Gaston Schwertzer comme scrutateurs ; et
- Monsieur Olivier Van Herstraeten, secrétaire général de Dexia, comme secrétaire.

Pour assister à l'Assemblée, les actionnaires se sont conformés à l'article 16 des statuts relatifs aux formalités d'admission à l'Assemblée.

L'identité des actionnaires présents et des mandataires des actionnaires, ainsi que leur nombre de titres, sont mentionnés sur la liste de présence (annexe 2). Cette liste de présence est signée par chacun des actionnaires ou leurs mandataires. Elle est arrêtée et signée par les membres du bureau qui ont également reçu les justificatifs de la publication des annonces contenant l'ordre du jour ainsi qu'un exemplaire de la lettre de convocation.

L'identité des détenteurs de droits de souscriptions et de certificats nominatifs se rapportant à l'action Dexia qui sont présents à la réunion ou de leurs mandataires, est mentionnée sur la liste de présence.

Le président de l'Assemblée indique que les administrateurs suivants sont présents : Madame Idrac et Messieurs Benoist, Branson, Kessler, Lévy-Lang, Renders, Schwertzer, Tinant, Unwin et Vermeiren. L'administrateur délégué, Monsieur Richard, est également présent.

Le président signale que la séance sera retransmise par Internet. Il communique que, par respect de la vie privée des participants à la réunion, seules les personnes placées sur le podium apparaîtront à l'écran.

Le président indique également que Dexia SA dispose depuis cette année d'un nouveau système de vote. Ce système - plus facile à l'emploi et plus convivial - sera expliqué plus en détail lors du vote des différentes résolutions.

(II) Exposé de Monsieur François Narmon, président du Conseil d'administration de Dexia

Monsieur François Narmon, président du Conseil d'administration, prononce ensuite le discours suivant:

« Mesdames, Messieurs, Chers actionnaires,

L'Assemblée annuelle des actionnaires constitue un moment fort de la vie d'une entreprise. C'est le moment de rendre des comptes sur les actions menées et de dresser les grandes lignes de notre vision pour l'avenir. C'est aussi le moment d'un dialogue direct entre les actionnaires et les instances sociales de l'entreprise.

Le Conseil d'administration s'est réuni ce matin et la plupart des administrateurs sont présents dans la salle. De même, est présent l'ensemble des membres du Comité de direction présidé par l'administrateur délégué, M. Pierre Richard.

Comme chaque année, je souhaite vous présenter les travaux du Conseil d'administration en 2004. J'évoquerai à cette occasion les décisions importantes prises par le Conseil il y a quelques jours et qui concernent les titulaires des plus hautes fonctions dirigeantes du groupe. Ensuite, l'administrateur délégué abordera de manière plus détaillée les résultats du groupe et ses perspectives.

*

* *

2004 fut, comme les années précédentes, marquée par d'importants événements dans le monde qui ont eu une incidence directe ou indirecte sur nos activités.

L'économie mondiale a poursuivi en 2004 une croissance accélérée, tirée notamment par les Etats-Unis et la Chine. Mais il faut rester prudent : l'évolution des cours du pétrole et du dollar constituent deux variables de grande influence de cette croissance mondiale.

Dexia se félicite de l'élargissement de l'Union européenne à 10 nouveaux membres. Au-delà de nos marchés historiques que sont la Belgique, la France et le Luxembourg, le marché domestique de Dexia, c'est l'Europe tout entière, et nous comptons bien nous appuyer sur ce nouvel élargissement pour accélérer notre croissance en Europe.

Après une année boursière déjà excellente en 2003 avec une hausse de notre titre de 16 %, 2004 marque une nouvelle progression spectaculaire pour Dexia, à savoir 24 %, soit une croissance nettement supérieure à l'indice boursier Eurostoxx banque.

Ainsi, depuis la création du groupe en 1996, la performance globale du titre Dexia s'établit en moyenne à 13,2 % de hausse par an, ce qui, il faut en convenir, est remarquable.

J'en viens maintenant aux travaux du Conseil d'administration au cours de l'année 2004.

Le Conseil d'administration de Dexia s'est réuni sept fois en 2004. Le taux d'assiduité des administrateurs aux réunions a été de 82 %.

Conformément à son règlement d'ordre intérieur, le Conseil d'administration a, pour la troisième fois, procédé à une auto-évaluation de son fonctionnement dans le courant de l'année passée. Dans l'ensemble, le taux de satisfaction peut être qualifié de favorable puisqu'il atteint 87 % (contre 82 % l'an passé).

La composition du Conseil d'administration de Dexia a subi au cours de l'exercice 2004 les modifications suivantes :

Le 12 mai 2004, l'Assemblée générale ordinaire avait procédé, comme vous le savez, à la nomination définitive de Mme Anne-Marie Idrac, de M. Jan Renders et de M. Francis Mayer.

Depuis, M. Karel de Gucht, nommé Ministre des Affaires étrangères, a démissionné du Conseil d'administration de Dexia le 29 novembre 2004. Le Conseil a coopté M. Francis Vermeiren pour le remplacer. Il sera proposé à votre approbation de nommer M. Francis Vermeiren pour un nouveau mandat de quatre ans.

M. Didier Donfut, nommé Secrétaire d'Etat aux Affaires européennes, a démissionné du Conseil d'administration le 13 novembre 2004. Le Conseil d'administration a coopté M. Elio Di Rupo pour le remplacer. Il sera également proposé à votre approbation de nommer M. Elio Di Rupo pour un nouveau mandat de quatre ans.

Le Conseil d'administration a, par ailleurs, approuvé les critères d'indépendance des administrateurs, ainsi que la procédure de qualification des administrateurs en tant qu'administrateurs indépendants.

S'agissant des dossiers traités par le Conseil d'administration, dont vous trouverez une présentation détaillée dans le rapport annuel, j'en évoque les principaux.

Comme chaque année, le Conseil d'administration a examiné les orientations stratégiques du groupe en tenant compte de l'évolution de son environnement financier. Il a confirmé le maintien de la stratégie de croissance de Dexia : notre groupe se développe sur deux marchés principaux qui sont porteurs : le marché des institutions publiques locales et le marché des particuliers. M. Pierre Richard y reviendra dans son exposé.

Tout au long de l'année, le Conseil d'administration a porté une attention particulière au dossier délicat que nous gérons aux Pays-Bas avec Dexia Bank Nederland. Le marché a été dûment tenu au courant de l'évolution de cette situation et une information détaillée se trouve également dans notre rapport annuel. Comme vous le savez, ce dossier a connu récemment une avancée importante et Pierre Richard vous en parlera lors de son exposé.

Le développement du premier métier – qui est l'activité de référence du groupe – dans les pays de l'Europe centrale et occidentale, le Japon, le Mexique, le Canada, a également alimenté les réflexions stratégiques du Conseil qui a pris acte de la politique conduite par Dexia dans le secteur de la défense et de l'armement.

Quant au projet de rapprochement avec la banque italienne SanPaolo IMI, compte tenu de certaines difficultés apparues sur ce dossier, le Conseil a décidé – sur proposition du comité stratégique – de ne pas poursuivre l'étude de ce projet.

Le Conseil a également pris connaissance du rapport du président du Conseil sur le fonctionnement de celui-ci, ainsi que sur le contrôle interne du groupe ; ce sujet sera évoqué au premier point de l'ordre du jour de la présente Assemblée.

Enfin, comme chaque année, il a approuvé le plan d'actionnariat destiné aux membres du personnel et aux collaborateurs du groupe ainsi que le plan de stock options pour 2004. Le Conseil se félicite du succès remporté par la politique d'actionnariat salarié conduite par le groupe. En effet, au 31 décembre 2004, à l'issue de la cinquième augmentation de capital leur étant réservée, les collaborateurs détiennent 4,8 % du nombre total d'actions Dexia. Ils constituent ainsi un actionnaire important du groupe. Sept collaborateurs sur dix sont aujourd'hui actionnaires de leur société, un taux de participation qui témoigne de la confiance qu'ils placent en Dexia.

Comme c'était déjà le cas les années précédentes, les délibérations du Conseil ont été préparées et éclairées par les travaux des quatre comités spécialisés qui fournissent un travail fort apprécié.

Le **comité stratégique**, composé de six administrateurs, s'est réuni sept fois. Il a examiné tout particulièrement le plan financier 2004-2006, les orientations stratégiques du groupe en auditionnant les trois chefs de métier, ainsi que le projet de rapprochement avec SanPaolo IMI.

Le **comité d'audit,** composé de trois administrateurs, s'est réuni quatre fois. Il a conduit un travail approfondi sur les comptes financiers, les principes et les méthodes comptables appliquées, sur la performance du système de contrôle interne mis en place par le Comité de direction, et, en particulier, l'efficacité du système de gestion des risques. Je rappelle que le comité d'audit a libre accès aux commissaires, à l'auditeur général du groupe et au chief compliance officer du groupe. Il a bien sûr suivi également les dossiers litigieux (Legio Lease et Lernout & Hauspie), ainsi que les projets IFRS et Bâle II.

Le **comité des rémunérations,** composé de trois administrateurs, s'est réuni trois fois. Il s'est notamment penché sur la rémunération des membres du Comité de direction. Pour ce faire, il s'appuie sur une analyse comparée des systèmes en vigueur en matière de calcul des parts variables dans les grands groupes européens. Il a également déterminé les conditions générales de mise en place du plan d'actionnariat ouvert à l'ensemble des salariés, ainsi que du plan de stock options 2004.

Enfin, **le comité des nominations**, composé de six administrateurs, s'est réuni trois fois en 2004. Il a traité notamment de la composition du Conseil d'administration, de la

composition des comités spécialisés et des critères d'indépendance pouvant être appliqués aux administrateurs.
Voilà pour les principales activités du Conseil en 2004.

*
* *

La fierté du Conseil d'administration que j'ai l'honneur de présider porte sur le fait que nous avons créé de la valeur pour tous nos actionnaires particuliers ou institutionnels, publics ou privés, stables ou flottants. Ainsi, ce que l'on appelle le *Total Shareholder Return* (performance boursière plus dividendes réinvestis) de Dexia depuis sa création en septembre 1996 a été de 313 %, soit une performance bien supérieure à celle des principaux indices sur la même période (204 % pour le CAC 40 ; 197 % pour le BEL 20 ; 198 % pour l'Eurostoxx).

Cette excellente performance est largement le résultat du travail des équipes, sous le pilotage efficace du Comité de direction et de son président, l'administrateur délégué, Pierre Richard. Je pense qu'ils peuvent en être félicités et remerciés. Je peux témoigner de l'engagement et de l'enthousiasme de chacun pour faire gagner Dexia.

Aujourd'hui, Dexia est un groupe qui pèse Eur 20 mias de capitalisation boursière et fait partie des valeurs bancaires les plus actives sur le marché. Il convient qu'il poursuive sur la voie tracée depuis sa création. C'est la mission première du Conseil d'administration que d'y veiller.

C'est donc dans cet esprit qu'il a souhaité préparer le plan de succession aux fonctions dirigeantes dans la sérénité en s'y prenant en avance par rapport à des échéances qui sont connues.

Un travail de préparation a été conduit par le comité des nominations et le Conseil d'administration a pris à l'unanimité les décisions relatives à ce plan de succession, décisions qui ont été rendues publiques il y a quelques jours.

Ce plan concerne les deux instances dirigeantes fondamentales de la société: le Conseil d'administration et le Comité de direction, dont les rôles, je le rappelle, sont bien déterminés : le Conseil d'administration est en charge de la définition de la stratégie du groupe, de son organisation et de son contrôle, et le Comité de direction de la mise en œuvre de cette stratégie ainsi que du fonctionnement quotidien de l'entreprise.

P. Richard, dont le mandat de six ans de délégué à la gestion journalière s'achève le 31 décembre 2005, me succédera à la présidence du Conseil d'administration. Il a les qualités nécessaires pour accomplir cette nouvelle mission, différente de la présidence d'un Comité de direction. Il s'agira, en effet, pour lui, de parfaire les règles d'un bon gouvernement d'entreprise permettant d'associer aux mieux les administrateurs à la marche de notre groupe, de tisser les liens nécessaires avec tous les actionnaires, et en particulier avec les actionnaires stables de Dexia, et de veiller à ce que le Conseil d'administration puisse bien exercer son rôle dans le domaine de la stratégie et du contrôle de la société. P. Richard qui est avec moi l'un des deux fondateurs du groupe Dexia connaît bien de l'intérieur cette entreprise et est donc le mieux à même d'en

suivre l'évolution et de continuer à apporter la compétence et le dynamisme qui l'ont animé jusqu'alors auprès de moi dans le développement de Dexia.
Axel Miller sera coopté comme administrateur et nommé délégué à la gestion journalière en remplacement de P. Richard. Axel Miller a démontré en 5 ans son dynamisme et sa très grande capacité de travail. J'avais pu personnellement apprécier dès 1996 ses qualités d'intelligence, d'imagination et son tempérament volontaire. Il a en particulier conduit avec succès un projet complexe et délicat, l'intégration de Dexia Banque et d'Artesia.

Pour assurer la réussite de l'entreprise, il est fondamental que le tandem « Président du Conseil d'administration/Administrateur délégué » fonctionne bien. Ceci passe par la confiance et le respect mutuel. C'est ce que j'ai eu le plaisir de vivre avec P. Richard depuis 1996. Connaissant et Pierre Richard et Axel Miller, qui a intégré le groupe en 2001 sur l'initiative de Pierre Richard, je suis sûr que ce sera également le cas pour ce tandem.

Axel Miller sera amené à proposer au Conseil d'administration au début de son mandat les modalités d'organisation et de fonctionnement collégial du Comité de direction. Il appartiendra au Conseil d'administration de valider ces propositions. En outre, le Conseil d'administration sera favorable à ce que Jacques Guerber, responsable du métier des services financiers au secteur public local, soit alors désigné comme vice-président du Comité de direction.

S'agissant de la date d'application du plan de succession, nous avons considéré qu'il convenait de retenir le calendrier le plus évident : le passage de relais s'effectuera le 31 décembre 2005, Pierre Richard assumant ainsi la responsabilité exécutive du groupe sur l'ensemble de l'année 2005, conformément à son mandat actuel de délégué à la gestion journalière. A cette date, je remettrai à la disposition du Conseil d'administration mon mandat de président du Conseil, ainsi que mon mandat d'administrateur, ce qui permettra de procéder aux nominations respectives du nouveau président du Conseil et du nouvel administrateur délégué.

Ainsi, ce passage de relais bien préparé marquera à nouveau la capacité de notre groupe à franchir sans heurt les transitions nécessaires. Dexia s'appuie, pour ce faire, sur ses statuts : Dexia est un groupe européen, fier de ses racines belges et françaises, où l'équilibre franco-belge est durable et se traduit notamment par une parité dans les organes dirigeants, avec un Conseil d'administration équilibré, et un président du Conseil et un administrateur délégué de deux nationalités différentes. Ces statuts signifient le respect mutuel des cultures des deux pays fondateurs. Nos actionnaires et nos collaborateurs y sont spécialement attachés, nos cultures respectives ayant vocation à se compléter et à s'enrichir mutuellement.

Je conclurai mon exposé en évoquant plus généralement le gouvernement d'entreprise pratiqué chez Dexia. Le Code belge de gouvernement d'entreprise (dit Code Lippens), qui est entré en vigueur le 1er janvier 2005 prévoit que la « corporate governance » doit faire l'objet d'un point d'information au cours de l'Assemblée générale tenue en 2005.

La gouvernance d'entreprise est un sujet auquel Dexia a toujours été attentif ; dans certains domaines, nous avons même été un précurseur en la matière. Dès 2004, notre

groupe a décidé d'appliquer des critères plus stricts que ce qui est prévu par la loi belge dite de « corporate governance » du 2 août 2002.

Si l'on compare la situation actuelle de Dexia avec les principes repris dans le Code, on constate qu'il n'existe pas de contradictions fondamentales; la plupart des dispositions du Code sont conformes aux règles de gouvernance déjà appliquées au sein de Dexia.

L'entrée en vigueur du Code nous donne cependant l'occasion de mener une réflexion en profondeur sur la gouvernance du groupe.

Lors de sa réunion du 3 février 2005, le Conseil d'administration de Dexia a dès lors décidé de créer en son sein une commission ad hoc chargée de réfléchir sur la question et d'aborder plusieurs thèmes de gouvernance.

La commission qui s'est déjà réunie une première fois en mars 2005 sera amenée à formuler un certain nombre de propositions au Conseil d'administration lui permettant ainsi d'arrêter la position de Dexia par rapport aux dispositions du Code, compte tenu de ses spécificités et des expériences du passé.

Sur base de l'examen qui s'ensuivra au sein du Conseil d'administration, Dexia sera en mesure d'approuver une charte de gouvernance d'entreprise qui sera rendue publique, comme il se doit, fin 2005.

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« Mesdames et Messieurs,

Une des responsabilités essentielles du Conseil d'administration est de s'assurer que le capital confié par les actionnaires à l'entreprise est employé de la façon la plus avisée qui soit. Le capital doit servir à la croissance qui est au cœur du projet de toute entreprise. Il doit être investi dans des projets de développement organique profitables ou dans des acquisitions qui font sens et dont le retour sur investissement peut être démontré. Par ailleurs, le capital doit être valorisé au profit des actionnaires, notamment grâce à une politique de distribution régulière des dividendes et si les disponibilités sont là, sous forme de rachats d'actions. C'est ce que nous avons fait depuis la création du groupe Dexia. En particulier, le dividende par action a plus que doublé sur la période 1997/2004 et aujourd'hui le Conseil d'administration propose à l'approbation des actionnaires la distribution d'un dividende brut en augmentation de 17 % par rapport à 2004, soit Eur 0,62 par action.

La date de paiement du dividende a été avancée par rapport aux années précédentes ; elle est fixée au 26 mai 2005.

Ces données montrent que le Conseil d'administration a toujours veillé à créer durablement de la valeur au profit de ses actionnaires. En 2004, il a pu poursuivre cette politique grâce à l'excellence de ses résultats.

Je passe maintenant la parole à l'administrateur délégué, M. Pierre Richard, pour vous en parler ».

(III) Exposé de Monsieur Pierre Richard, administrateur délégué et président du Comité de direction de Dexia

Monsieur Pierre Richard prononce ensuite le discours suivant:

« Mesdames, Messieurs,

Je suis très heureux de saluer à mon tour les actionnaires présents dans la salle ou reliés avec nous par Internet. Je vous renouvelle mes remerciements pour l'intérêt que vous portez, année après année, à notre entreprise. L'Assemblée générale est une occasion exceptionnelle de rendre compte à nos actionnaires en toute transparence de la gestion de leur entreprise. A cet égard, les règles du gouvernement d'entreprise évoquées par M. François Narmon sont les lignes directrices que nous nous attachons à suivre scrupuleusement.

Je commencerai mon exposé par la présentation des résultats de l'exercice 2004. Ils ont été publiés et sont largement connus. Ce sont d'excellents résultats, salués par le marché ; ils traduisent une forte activité dans tous nos métiers, une grande maîtrise de nos frais de fonctionnement et le maintien d'un profil de risque extrêmement faible.

J'aborderai ensuite les perspectives et la stratégie de Dexia qui, vous pouvez le pressentir, restera une stratégie de croissance.

Je m'exprimerai au nom du Comité de direction qui est l'instance collégiale de direction du groupe et dont l'ensemble des membres sont présents dans la salle : Dirk Bruneel, Jacques Guerber, Marc Hoffmann, Axel Miller, Claude Piret et Rembert von Lowis.

I – Les résultats

2004 a été une grande année pour la plupart des banques. Il faut s'en réjouir : des banques en bonne santé financent d'autant mieux le développement économique. A l'image du secteur, Dexia a également réalisé d'excellents résultats cette année ; il s'est même placé dans le peloton de tête des banques en terme de résultats.

Après une année 2003 déjà marquée par une croissance à deux chiffres du résultat, 2004 a été pour Dexia une année excellente avec une croissance de 24 %, à Eur 1 772 mios. Cette performance, nous la devons largement à nos équipes : les 24 000 collaborateurs du groupe sont fiers d'agir dans une entreprise dynamique, qui croit en son avenir et qui se sent utile à la société. Je tiens devant vous à leur renouveler mes félicitations et mes remerciements.

Pour permettre à nos équipes – qui sont réparties dans de nombreux pays - de travailler de manière cohérente, nous avons poursuivi le renforcement de notre fonctionnement en nous organisant par ligne de métiers ou de fonctions, comme je l'avais annoncé, il y a un an. La nouvelle organisation est maintenant en place. Les métiers « financement des institutions publiques » et « marchés financiers » ont gardé le même périmètre ; le métier des services financiers aux particuliers inclut désormais la banque privée, et le troisième métier regroupe, les « usines de fabrication » avec la gestion d'actifs, les

assurances et l'administration de fonds. A côté de ces quatre métiers traditionnels, ont été mises en place une fonction financière qui a autorité sur l'ensemble des directions financières des entités, et une fonction « opérations et technologies de l'information » qui vise à optimiser nos coûts de fonctionnement et à dégager toutes les synergies opérationnelles possibles au sein du groupe.

1°/ Parlons tout d'abord des revenus : dans une entreprise, les revenus doivent être, de mon point de vue, la source première de la création de valeur : une entreprise qui augmente son chiffre d'affaires est une entreprise qui se développe et croit en son avenir.

Nos revenus ont augmenté en 2004 de 5, 6 %, à Eur 5,363 mias, à périmètre comparable et hors éléments non récurrents. Fait appréciable : la hausse des revenus a été constatée dans tous nos métiers.

Dans le domaine des services financiers au secteur public local, les revenus sous-jacents augmentent de 7,3 % avec un encours total de crédits qui progresse de 8,6 %, à presque Eur 200 mias. Cette évolution s'observe dans la quasi-totalité de nos implantations.

Dans les services financiers de proximité, les revenus sous-jacents augmentent de 8,2 % ; les encours des avoirs de la clientèle quant à eux progressent de 7,3 %, à Eur 87,8 mias et les encours d'assurance-vie progressent de 30 %.

Dans nos métiers de la gestion financière, les revenus sous-jacents augmentent de près de 6 %. La progression des encours en gestion d'actifs est de 12,3 %, à Eur 85,8 mias ; et en banque dépositaire, nos encours croissent de 15 %.

Enfin, s'agissant de nos activités de trésorerie et de marchés de capitaux qui constituent un métier-support et un centre de profit indispensable du groupe, les revenus sous-jacents croissent de 4,2 %, le résultat net, croissant quant à lui de plus de 12 %.

2°/ Deuxième facteur contribuant aux bons résultats : la maîtrise de nos frais généraux. Ceux-ci s'inscrivent comptablement en baisse de 1,4 %, à Eur 3 012 mios. A périmètre inchangé, ils ont été en légère hausse (+ 1,6 %), mais restent conformes à l'objectif que nous nous étions fixé, à savoir de rester en ligne avec l'inflation. Les facteurs de hausse se trouvent sous la rubrique « frais de personnel » et « commissions payées aux agents », qui augmentent du fait d'une activité commerciale soutenue, alors que les autres types de frais généraux sont stables, ou même en baisse pour certaines rubriques. Je rappelle que 2002 et 2003 avaient déjà été deux années consécutives de baisse.

Le résultat brut d'exploitation qui s'établit à Eur 2 380 mios, progresse fortement avec une hausse comptable de 13,1 %. Ceci conduit à une amélioration notable de notre coefficient d'exploitation, qui passe de 59,2 % en 2003 à 55,9 % en 2004.

3°/ Le troisième facteur qui contribue aux bons résultats concerne le coût du risque. La charge « courante », c'est-à-dire hors Dexia Bank Nederland, a beaucoup baissé : elle est passée de Eur 158 mios en 2003, à Eur 52 mios en 2004.

Abstraction faite des provisions à caractère exceptionnel, notre charge du risque reste extrêmement faible, tant dans nos activités bancaires, où le taux de charge nette du risque passe à 1,8 points de base en 2004, que dans les activités de rehaussement de crédit, où il passe à 0,6 points de base respectivement.

4°/ Concernant le dossier DBNL, une étape décisive vient d'être franchie à la suite de l'accord intervenu le 28 avril dernier dans le cadre de la médiation menée par W. Duisenberg avec les stichtingen Leaseverlies/Eegalease et avec le consumentenbond et l'association néerlandaise des détenteurs de valeurs mobilières (VEB). En effet, cet accord qui est soutenu par l'ensemble des autorités néerlandaises (ministre des finances, Nederlandsche Bank, AFM) et qui sera soumis prochainement aux membres des stichtingen concernés (soit plusieurs dizaine de milliers de clients) devrait permettre de résoudre à l'amiable un grand nombre de litiges et de trouver ainsi une issue positive à cette affaire. J'ai bien sûr remercié le Président Wim Duisenberg pour son intervention décisive dans ce dossier. J'ai également adressé mes félicitations et mes remerciements aux équipes de Dexia aux Pays-Bas qui, sous le pilotage efficace et l'impulsion décisive de Dirk Bruneel, ont permis un tel aboutissement. Voilà une somme d'efforts déployés sans compter et une grande ténacité qui se trouvent ainsi récompensées.

Concernant les clients qui ont conclu des contrats de Depot Lease et dont un certain nombre sont regroupés au sein de la stichting Leaseleed qui n'était pas partie à la médiation de W. Duisenberg, DBNL a également fait une offre transactionnelle.

Ainsi, on peut dire que les problèmes principaux sont en voie de règlement. Il subsistera sans doute un petit nombre de clients refusant d'accepter les propositions équitables faites par DBNL mais nous pouvons considérer que l'essentiel de ce dossier est derrière nous.

En termes financiers, au vu des provisions existantes dans les comptes de Dexia et du montant de Eur 218 mios versés par Aegon, l'impact devrait être une charge avant impôt d'environ Eur 100 mios, dans les comptes du 1er trimestre 2005.

J'ajouterai, avec une touche plus personnelle, que j'ai veillé à assumer pleinement mes responsabilités de CEO du groupe dans ce dossier difficile : j'ai considéré, dès l'origine des problèmes, qu'il était de mon devoir de mettre en œuvre un processus de règlement de ce dossier, qui préserve les intérêts de Dexia. Ainsi, le traitement du dossier a-t-il été marqué par plusieurs étapes importantes qui se sont complétées jusqu'à l'accord final : il y eut d'abord l'offre commerciale faite aux clients en 2002, puis la négociation avec Aegon aboutissant au versement d'une indemnité de Eur 218 mios au profit de Dexia et, enfin, la médiation conduite par M. Duisenberg.
Dexia a su faire face aux difficultés avec fermeté et réalisme, sans être déstabilisé. Nos bons résultats depuis 2002 sont là pour le prouver.

Je conclurai cette première partie de mon exposé en commentant nos principaux ratios financiers. Ceux-ci placent Dexia dans le peloton de tête des banques européennes, en terme de performance.

- Notre ROE (rendement des fonds propres) passe de 16,5 % en 2003 à 19,8 % en 2004, chiffre record dans l'histoire de Dexia.

- Le bénéfice par action passe de Eur 1,24 en 2003, à Eur 1,58 en 2004, soit une augmentation de 28 %. Ceci est dû pour l'essentiel aux très bons résultats de cette année, mais aussi au fait que nous avons réalisé, comme annoncé, un programme de rachat d'actions portant sur 4 % des actions en circulation, soit environ Eur 700 mios.

Je tiens à rappeler l'intérêt pour les actionnaires de Dexia du rachat d'actions quand les circonstances le permettent. Il constitue un bon placement des excédents de fonds propres que nous générons. Grâce aux rachats d'actions, chaque actionnaire de Dexia acquiert un droit plus important sur la richesse créée par l'entreprise, ce qui valorise son propre investissement. C'est pourquoi nous envisageons de poursuivre ce programme de rachat d'actions, tant que nous générerons des excédents de capital par rapport à nos besoins. Chaque année, le Conseil d'administration décidera, au vu du plan de développement du groupe, le montant à allouer à ces rachats.

Mais le rachat d'actions ne constitue pas une stratégie en soi. Les fonds propres que nous générons sont alloués en priorité au financement de notre croissance organique, au versement du dividende et aux acquisitions, si celles-ci se présentent et sont bien ciblées.

- Enfin, notre ratio de fonds propres durs (Tier One) - qui traduit la solidité structurelle de notre groupe - reste très élevé, à 10,7 % au 31 décembre 2004.

J'aborde à présent la seconde partie de mon exposé :

II – La stratégie et les perspectives

Notre plan d'action s'appuie sur les quatre objectifs principaux qui fondent le modèle de développement de Dexia depuis sa création :

1) affirmer notre position de groupe bancaire indépendant européen à vocation internationale ;
2) poursuivre une politique d'innovation permanente en matière de produits et de services grâce à notre expertise reconnue dans tous nos métiers ;
3) créer de la valeur grâce à une politique de croissance organique ambitieuse dans tous nos métiers et en investissant dans des projets susceptibles de dégager durablement une bonne rentabilité ;
4) enfin, être toujours à l'écoute des aspirations des clients qui attachent aujourd'hui de plus en plus d'importance aux valeurs dites éthiques et notamment au développement durable.

1°/ Tout d'abord, affirmer notre position de groupe bancaire européen à vocation internationale

Dexia est devenu un groupe très international, présent dans 22 pays. Si ses résultats actuels proviennent essentiellement de la Belgique, de la France, du Luxembourg et de l'Amérique du Nord, son développement géographique lui offre d'importants leviers de croissance pour l'avenir.

Notre premier marché, le financement des institutions publiques locales, est en expansion géographique rapide : nous sommes déjà présents dans la quasi-totalité des pays de l'Union européenne. Nous intervenons désormais en Suisse. Nous allons également nous développer au Mexique et au Canada qui constitueront désormais avec les Etats-Unis notre important pôle d'activité «Amérique du Nord ». Enfin, nous démarrons notre activité au Japon dont le marché du financement public est énorme, équivalent à celui des Etats-Unis.

S'agissant de notre deuxième marché, la clientèle des particuliers, qui inclut désormais la banque privée, nous avons clairement renforcé notre position : notre légitimité est bien acquise grâce à la réussite de l'intégration d'Artesia en Belgique. Aussi pouvons-nous désormais explorer toute opportunité de développement de nos activités qui permettrait d'élargir notre base de clientèle et ceci de manière très pragmatique. Parmi les opportunités de développement, et sans exclure des acquisitions, nous sommes favorables à la mise en place de partenariats avec des structures « retail » locales à l'image de la coopération développée avec Banco Popular en Espagne.
L'ouverture de l'Europe à de nouveaux pays de l'Est constitue pour Dexia une opportunité que nous avons décidé d'exploiter depuis plusieurs années.
Au terme d'une étude systématique de ces nouveaux marchés, nous avons réalisé de premières étapes dans notre développement vers cette zone. Je rappelle que nous avons acquis Dexia Banka Slovensko il y a cinq ans et que nous avons créé notre propre société en Pologne, dont la licence bancaire est en cours. Ainsi, nous avons une attitude pragmatique et nous procédons aussi bien par acquisition lorsque l'occasion se présente que par implantation ex nihilo. Bien entendu notre stratégie d'expansion ne va pas s'arrêter là et nous avons une attitude ouverte à l'égard des opportunités qui pourraient se présenter dans cette zone.

2°/ accélérer notre développement grâce à une innovation tous azimuts.

C'est là, à mes yeux, la clé du succès de Dexia : dans un monde très concurrentiel où les clients sont de plus en plus exigeants, nous devons sans cesse proposer des offres innovantes et renouveler régulièrement notre gamme de produits et de services.

Dans le domaine du financement du secteur public local, nous devons rester à la pointe de l'ingénierie financière: prêts structurés, gestion active de la dette, financements de projets, rôle d'arrangeur sur les marchés obligataires.

L'innovation au bénéfice des clients s'applique également à notre métier des services financiers de proximité, qui inclut désormais les équipes spécialisées de la banque privée. Nous pourrons ainsi servir nos clients tout au long de l'évolution de leur situation patrimoniale.

En Belgique, prenant appui sur notre très forte base de clientèle (près de 4 millions de clients), nous avons l'objectif d'accroître le montant des avoirs financiers gérés en élargissant la gamme de produits offerts. C'est là la voie à suivre pour renforcer nos parts de marché.

Dans le même esprit, la qualité de l'expertise prouvée des équipes de gestion financière d'actifs nous permet de proposer des fonds performants, notamment dans le domaine de

la gestion alternative ou des fonds ISR (investissements socialement responsables), tout en maintenant un strict contrôle des coûts.

Cette même recherche d'excellence a permis aux équipes de gestion administrative de fonds d'accroître significativement leur volume d'activité et d'améliorer notre classement dans les « league tables ».

3 / L'objectif central de notre plan de développement 2005-2007 reste la création de valeur

Les trois prochaines années seront consacrées non seulement à cette mission, mais aussi à préparer l'avenir à plus long terme tout en détectant les futurs relais de croissance, en étant conscients des exigences élevées de nos actionnaires en matière de bonne utilisation du capital.

A moyen terme, c'est-à-dire à horizon 2007, le groupe s'est fixé des objectifs ambitieux qui traduisent l'esprit de conquête des équipes :

- une croissance moyenne annuelle du bénéfice net par action supérieure à 10 % sur la période 2005-2007 ;
- une croissance du dividende par action d'au moins 10 % chaque année : un actionnaire fidèle peut ainsi pratiquement prévoir au cours des trois prochaines années ce qu'il peut attendre de son placement ;
- la poursuite de la baisse du coefficient d'exploitation pour atteindre près de 52 % en 2007 grâce à une maîtrise de l'évolution des frais d'exploitation ;
- un niveau de rentabilité des fonds propres de 16,5 % en 2007 en normes IFRS, c'est-à-dire selon les nouvelles normes comptables internationales, applicables au 1er janvier 2005. Je précise à cet égard que ce chiffre n'est pas comparable au chiffre publié en 2004 selon les normes comptables anciennes car, en normes IFRS, les fonds propres sont augmentés du fonds pour risques bancaires généraux (soit Eur 1,7 mias) ; le ratio « bénéfice/fonds propres » baisse donc mécaniquement.

4°/ Dexia, de par ses origines et sa nature, mérite plus que jamais sa qualité de banque du développement durable

Dexia, de par ses origines et de par ses activités, est très proche dans ses activités des services d'intérêt général. Il est en particulier l'auxiliaire financier des collectivités locales et de leurs services publics. Nous croyons tout naturellement à la responsabilité sociale de l'entreprise : de par ses missions, Dexia doit participer au développement du bien-être de la Société tout en donnant un sens à l'action de l'ensemble de nos collaborateurs. L'entreprise aujourd'hui ne peut pas être absente des grands débats actuels de société, comme les valeurs liées à l'éthique et au respect de l'environnement qui sont désormais au premier plan des préoccupations des citoyens. Nous devons prendre en compte ces valeurs dans l'exercice de nos responsabilités.

C'est dans cet esprit que nous plaçons notre action véritablement dans cette ligne. Pour nous, le développement durable, c'est financer des équipements publics plus performants, économisant l'énergie et non polluants ; pour nous, le développement

durable, c'est aussi gérer scrupuleusement l'épargne des particuliers ou des institutions dans le souci de leurs intérêts. Pour nous, le développement durable, c'est enfin participer aux réflexions prospectives engagées par les pouvoirs publics ou la société civile.

Je citerai quelques exemples concrets pour illustrer mon propos :

Ainsi, avec Dexia Asset Management, nous avons renforcé notre position de leader sur le marché des fonds dits ISR (correspondant à des investissements socialement responsables) en Europe. Fin 2004, nos encours en mandats et fonds ISR représentaient plus de 11 % de l'ensemble de nos fonds sous gestion à Eur 8 mias, soit beaucoup plus que la moyenne européenne qui se situe à environ 1 %. Nous sommes dans ce domaine n° 1 en Belgique et en France.

Autre exemple : nous avons été les premiers à établir une base de données permettant aux collectivités locales de mesurer leurs interventions dans le développement durable et de suivre dans le temps leurs progrès. Nous allons, en 2005, faire évoluer cette base de données pour lui donner progressivement une dimension européenne.

Autre exemple : nous veillons à ce que tout projet d'infrastructure important, notamment dans les pays émergents, et susceptible d'avoir un effet sur les populations avoisinantes ou sur l'environnement, fasse l'objet d'une étude d'impact préalable. A cet effet, nous avons signé, avec la filiale SFI de la Banque mondiale, en septembre 2003 un protocole intitulé « Equator Principles », selon lequel nous ne financerons que les projets dont l'étude d'impact s'est révélée acceptable. Nous avons financé une quarantaine de projets en 2004 avec cette procédure, soit un montant de plus de Eur 3 mias.

Autre exemple : pour promouvoir la lutte contre les émissions de gaz à effet de serre, nous allons aider les collectivités locales à gérer leurs propres quotas d'émissions au travers de leurs sociétés concessionnaires. Ceci concernera en particulier la modernisation de gros réseaux de chauffage urbain. De même, nous avons décidé de prendre une participation dans un Fonds Carbone européen qui va faciliter la gestion des quotas d'émission.

Je terminerai cette partie un peu longue de mon exposé en évoquant la position de Dexia dans le secteur de l'armement et de la défense. Ce sujet a été débattu l'an dernier à l'Assemblée générale et j'ai apprécié le dialogue que nous avons eu à cette occasion ; il nous a permis d'approfondir notre propre réflexion. Ce sujet doit, à l'évidence, faire l'objet d'une attention particulière et la réflexion entamée doit être poursuivie pour affiner notre démarche.

A ce jour, plusieurs orientations ont déjà été arrêtées. Je vous les résume :

- tout d'abord, Dexia clairement exclut de son activité les entreprises liées aux mines anti-personnelles ;
- le groupe Dexia – en incluant toutes ses filiales – ne détient plus aucune participation financière dans les entreprises intervenant dans le secteur de la défense ;

- les fonds de placement gérés par Dexia et labellisés « Investissements socialement responsables » (ISR) excluent toutes les entreprises de ce secteur ;
- enfin, nous excluons toute intervention dans le financement de projets dont l'activité concerne l'étude, le développement et la fabrication de certains actifs d'armement offensifs, et notamment la fabrication des bombes à fragmentation ;
- par ailleurs, nous avons répondu en détail et par écrit aux questions qui nous ont été posées en la matière au cours des derniers mois.

Conclusion

Dexia est un groupe financier rentable, solide, créateur de valeur et qui l'a démontré depuis sa naissance. Notre modèle de développement a fait ses preuves ; il sera poursuivi à l'avenir.

S'agissant de 2005, nous comptons réaliser une nouvelle année de croissance. D'ores et déjà, je peux vous indiquer que l'activité du groupe a été robuste dans tous ses métiers au cours du 1er trimestre 2005, et nous présenterons les résultats de ce trimestre le 26 mai prochain.

Le Comité de direction du groupe est conscient qu'une attention de tous les instants est requise, que nous ne pouvons jamais relâcher nos efforts et que rien n'est acquis d'avance. Nous comptons beaucoup sur l'appui de nos actionnaires, qui comme le management, ont besoin d'enthousiasme. L'intérêt que vous portez à notre entreprise est un signe très fort d'encouragement à nos équipes. Nous y sommes très sensibles. Sachez qu'en retour, nous aurons soin de poursuivre avec ténacité et passion notre marche en avant, car Dexia a devant lui un bel avenir.

Mesdames, Messieurs, je vous remercie de votre attention. »

(IV) Communication:
(i) du rapport de gestion du Conseil d'administration;
(ii) des rapports du collège des commissaires;
(iii) des comptes consolidés; et
(iv) du rapport du président du Conseil d'administration sur le fonctionnement du Conseil et du contrôle interne.

Le président de l'Assemblée aborde le premier point à l'ordre du jour.

Le premier point à l'ordre du jour concerne la communication (i) du rapport de gestion du Conseil d'administration, (ii) des rapports du collège des commissaires relatifs à l'exercice 2004, (iii) des comptes annuels consolidés, ainsi que (iv) du rapport du président du Conseil d'administration sur le fonctionnement du Conseil et du contrôle interne.

a) Le rapport de gestion du Conseil d'administration, les rapports du collège des commissaires relatifs à l'exercice 2004 et les comptes annuels consolidés ont été adressés à tous les propriétaires d'actions nominatives, ainsi qu'à tous les titulaires de certificats nominatifs émis avec la collaboration de la société. Une copie de ces documents a été transmise sans délai aux personnes qui, au plus tard le 6 mai 2005, ont rempli les formalités requises pour y participer. Les personnes qui ont rempli ces formalités après ce délai peuvent obtenir une copie de ces documents à cette Assemblée. Pour les autres actionnaires et les détenteurs de warrants, ils étaient à disposition au siège de la société.

b) Le rapport du président du Conseil d'administration sur le fonctionnement du Conseil et du contrôle interne se trouve sur le site internet de Dexia. Une copie « papier » de ce rapport peut être obtenue à l'issue de cette Assemblée générale.

La loi française de Sécurité Financière du 1er août 2003 qui vise à renforcer la sécurité des épargnants et des assurés, notamment en améliorant la qualité de l'information financière, impose au président du Conseil d'administration de rendre compte à l'Assemblée générale des conditions de préparation et d'organisation des travaux de ce Conseil, ainsi que des procédures de contrôle interne mises en place par la société. Cette obligation s'impose à tous les émetteurs faisant appel public à l'épargne en France, quelle que soit leur nationalité, et donc également à Dexia SA.

La première partie de ce rapport, qui traite des conditions de préparation et d'organisation des réunions du Conseil d'administration, et des principes de bonne gouvernance que Dexia applique à ce sujet, a fait l'objet d'une présentation détaillée lors de mon discours introductif.

La seconde partie de ce rapport traite des procédures de contrôle interne mises en place par Dexia.

Le rapport décrit l'objectif général du contrôle interne et les modalités pratiques qui ont été mises en place par le groupe Dexia afin de renforcer ce processus de contrôle

interne, et de le rendre le plus efficace possible. Comme tout système de contrôle, il est conçu pour réduire les risques au minimum et il est toujours perfectible mais il ne peut garantir l'absence totale de risque. Le président de l'Assemblée attire encore une fois l'attention des actionnaires sur les efforts très importants et soutenus de Dexia dans ce domaine.

Pour plus de détails, il renvoie au rapport spécial.

(V) Exposé du représentant du comité européen d'actionnaires individuels

Le président de l'Assemblée indique ensuite que le groupe Dexia a toujours été soucieux de détenir une base d'actionnaires individuels significative. Pour cela, outre le Club des actionnaires individuels qui comporte 16 000 membres, il a été mis en place il y a quelque temps un comité européen d'actionnaires individuels composé d'actionnaires français, belges et luxembourgeois. Le rôle du comité est de conseiller le groupe dans sa politique de communication en direction de l'actionnariat individuel. Le président ajoute que Dexia a jugé utile qu'un des membres de ce comité puisse faire état des travaux réalisés par cette instance sur la période écoulée, et il appelle Monsieur Philippe Genart à le rejoindre.

Monsieur Genart prononce le discours suivant :

« Messieurs les Présidents,
Mesdames, Messieurs,

Le comité consultatif européen des actionnaires individuels de Dexia, institué sur l'initiative de Monsieur Pierre Richard en 1999, a pris la suite du comité consultatif d'actionnaires de Dexia France, lors de la fusion des deux holdings cotées, Dexia Belgium et Dexia France.

Il est composé de 4 actionnaires belges, 4 actionnaires français et 3 actionnaires luxembourgeois. Nous nous réunissons plusieurs fois par an, alternativement à Bruxelles et à Paris.

Le rôle de notre comité est de conseiller la direction de la société dans sa politique vis-à-vis de l'actionnariat individuel, et de faire part des attentes de celui-ci.

Les réunions sont particulièrement enrichissantes, grâce d'une part à la qualité des intervenants de Dexia mais également grâce à la diversité des horizons socio-professionnels des membres qui composent cette instance, et de leur expérience en tant qu'actionnaire individuel de différentes sociétés cotées, tant en France, qu'en Belgique ou au Luxembourg.

Depuis la dernière Assemblée générale des actionnaires, les sujets abordés ont concerné : une présentation du métier des assurances, une présentation des résultats semestriels et annuels, un exposé sur les nouvelles normes Bâle II, une présentation du développement international de Dexia, et enfin un aperçu des nouvelles normes comptables IFRS.

Je note avec grand plaisir le taux d'assiduité des membres du comité, qui frôle pratiquement les 100 % ainsi que leur grande connaissance en matière de fiscalité ou de réglementation boursière ce qui permet d'enrichir les débats.

Je profite de la parole qui m'est donnée pour mettre en lumière l'évolution positive du cours de bourse de Dexia depuis 1 an. Et nous espérons que les bonnes nouvelles que

viennent de nous annoncer nos présidents contribueront à ce que le cours continue de grimper.

En deuxième lieu, je me fais l'écho de mes collègues pour insister sur la progression importante du dividende 2004 (+ 17 %) mais nous remarquons que le taux de distribution a légèrement baissé d'une année sur l'autre. Nous souhaiterions que ce taux puisse monter rapidement aux environs de 45 %, voire plus.

Concernant les travaux du comité, nous allons prochainement nous atteler à une actualisation du guide de l'actionnaire. Nous restons bien sûr vigilant à l'ensemble des documents, qu'ils soient sous forme électronique ou papier, diffusés par le groupe à l'attention de l'actionnariat : lettre aux actionnaires, rapport annuel abrégé, avis financiers et bien sûr le site internet de Dexia qui, jusqu'à présent, nous donne toute satisfaction.

Au nom de mes collègues, je remercie chaleureusement pour son écoute attentive Monsieur Richard, qui préside notre comité depuis l'origine et qui s'est toujours montré un fervent défenseur de l'actionnariat individuel.

Je vous remercie.»

Le président de l'Assemblée remercie Monsieur Genart pour son intervention.

(VI) Questions écrites et réponses des dirigeants

Le président de l'Assemblée propose de passer à la séance "questions-réponses". Les questions écrites seront traitées en premier lieu. Les participants à l'Assemblée auront ensuite l'occasion de poser des questions orales.

Avant de donner la parole au secrétaire général qui sera chargé de lire et de répondre aux questions écrites au nom du Conseil d'administration, et pour assurer le bon déroulement de l'Assemblée, le président tient à préciser un certain nombre de principes qui régissent le fonctionnement des assemblées générales selon le droit belge.

Voici le texte prononcé par le président de l'Assemblée à ce sujet:

« Sans aucunement remettre en cause le droit fondamental de tout actionnaire de poser des questions au cours de l'Assemblée, il me paraît utile de rappeler, à l'attention des actionnaires les règles du Code des Sociétés qui encadrent l'exercice de ce droit et en fixent les limites. En effet, ce droit n'est pas à ce point large et illimité qu'il permette de poser n'importe quelle question, de mobiliser les ressources de la société pour préparer des réponses, ni de prolonger une assemblée au-delà du raisonnable lorsque les questions et les réponses ne sont pas utiles pour permettre aux participants de voter en connaissance de cause sur les points à l'ordre du jour.

L'article 540 du Code des sociétés précise que les administrateurs et les commissaires ne sont tenus de répondre qu'aux questions qui leur sont posées *« au sujet de leur rapport ou des points à l'ordre du jour, et ceci dans la mesure où la communication de données ou de faits n'est pas de nature à porter gravement préjudice à la société, aux actionnaires ou au personnel de la société »*, c'est-à-dire les questions qui entretiennent un lien avec le vote à exprimer et visent à préparer celui-ci.

Nous répondrons bien volontiers, comme le prévoit la loi, à toutes les questions destinées à préparer le vote et qui portent sur les points à l'ordre du jour de notre Assemblée générale ordinaire.

Par contre, nous n'apporterons qu'une réponse brève à certaines des questions posées lorsqu'il est manifeste qu'une réponse détaillée n'est nullement indispensable pour permettre à votre Assemblée de voter en connaissance de cause ou de comprendre parfaitement les points portés à l'ordre du jour.

Ceci étant dit et dans le cadre rappelé ci-dessus, nous prendrons le temps nécessaire pour informer cette honorable Assemblée. »

Le président passe ensuite la parole à Monsieur Olivier Van Herstraeten, secrétaire général du groupe Dexia, et le charge de lire les questions écrites des actionnaires, ainsi que les réponses apportées par le Conseil d'administration.

Monsieur Olivier Van Herstraeten indique que dans les jours qui ont précédé l'Assemblée, plusieurs actionnaires se sont manifestés avec des questions écrites:

Messieurs Jean-Jacques Layeux et Serge Charlier, Monsieur Frédéric Gasnier et Monsieur Desplats-Redier.

(I) Réponses aux questions posées par Messieurs LAYEUX et CHARLIER

Question n° 1 :

Les deux actionnaires s'adressent en particulier à Monsieur Pierre Richard, et indiquent que de nombreux actionnaires lui sont reconnaissants pour son engagement en faveur du développement durable et pour le fait de l'avoir traduit de façon concrète dans son action au sein de Dexia.

Ils se demandent si la pérennité de cette politique est bien assurée. Ils souhaitent savoir si le successeur de Monsieur Richard et le Conseil d'administration s'engageront de la même façon en faveur du développement durable, et si le groupe Dexia s'engage à favoriser les intérêts sociaux et environnementaux dans les mêmes proportions que les intérêts économiques.

Réponse à la question n° 1 (par Monsieur Pierre Richard) :

Monsieur Pierre Richard indique que cet engagement pour le développement durable et ses implications concrètes sont arrêtés par le Comité de direction sous le contrôle du Conseil d'administration et ne sont donc pas uniquement liés à la personnalité d'un dirigeant. Le développement durable est le résultat d'une volonté collective qui sera poursuivie.

Question n° 2 :

Concernant la neuvième résolution de l'Assemblée générale ordinaire, les deux actionnaires souhaitent que l'Assemblée reçoive l'assurance que la société PricewaterhouseCoopers, représentée par Robert Peirce en tant que commissaire, n'a pas effectué et n'effectue pas des missions récurrentes et importantes de conseil pour les sociétés dont elle doit réviser les comptes. Ils indiquent que ceci est indispensable pour assurer l'indépendance de la mission de réviseur.

Réponse à la question n° 2 :

Concernant l'indépendance des commissaires, Dexia respecte les dispositions légales en vigueur qui interdisent certaines missions (article 183ter de l'AR du 30/1/2001).

Par ailleurs, Dexia SA n'est pas légalement soumis au ratio 1/1 (*i.e.* l'interdiction d'avoir un montant de facturation pour des activités de conseil qui dépasse le montant de facturation pour des activités d'audit) dans la mesure où il dispose d'un collège des commissaires. Dexia a néanmoins mis en place en interne un système de suivi de ce ratio avec pour objectif de s'y conformer.

(II) Réponses aux questions posées par Monsieur GASNIER

Question n° 1 :

L'actionnaire souhaite connaître, pour les exercices 2002, 2003 et 2004, les montants en millions d'euros des données suivantes : (i) cash-flows disponibles dégagés par le Groupe Dexia, (ii) bénéfices distribués l'année suivante, (iii) rachats nets d'actions en bourse durant ces exercices, en vue d'annuler des titres, avec pour ces rachats l'indication de ce qu'ils représentent en % du nombre d'actions composant le capital et en % du volume annuel des titres échangés en bourse. L'actionnaire souhaite également connaître, pour l'année 2005 jusqu'à ce jour, le montant des rachats avec le % de capital correspondant.

L'actionnaire se demande si l''importance prise par ces rachats, particulièrement au cours de l'année 2004 n'a pas pour conséquence une réduction conséquente du "flottant" et du volume traité en bourse hors opérations initiées par le Groupe Dexia, ainsi qu'une part significative dans la hausse du cours de bourse, qui représente actuellement environ deux fois la valeur de l'actif net comptable par action.

Réponse à la question n° 1 :

Pour un groupe bancaire, le résultat brut d'exploitation correspond à la notion de cash flow utilisée au sein d'un groupe industriel.

De même que le bénéfice distribué en 2002, 2003 et 2004, le RBE de Dexia en 2002, 2003 et 2004 est une information publique qui se trouve reprise notamment dans les rapports annuels publiés par Dexia et auxquels il est renvoyé.

Concernant les rachats d'actions en 2002, 2003 et 2004 et 2005, les réponses suivantes sont données :

	2002	*2003*	*2004*	*2005*
Achats en bourse (nb titres)	8 mios	31 mios	47 mios	13 mios
% dans le capital en début d'exercice	0,7%	2,6%	4,0%	1,1%
% du volume échangé en bourse	0,8%	3,1%	6,0%	5,1%

Les rachats d'actions réduisent mathématiquement le flottant. Il ne semble pas que la politique de rachat en bourse ait eu une incidence notable sur le cours de bourse de Dexia dans la mesure où les multiples boursiers se situent globalement dans la moyenne du secteur.

Question n° 2 :

L'actionnaire se demande comment on peut considérer que les résultats consolidés de Dexia présentent une image fidèle, si les pertes liées aux dépréciations des filiales et des goodwill (concernant en particulier les sociétés Labouchère, Kempen et Financière Opale) ne sont pas enregistrées en charges et si ces pertes permettent en outre

d'améliorer le montant du résultat net consolidé grâce à la seule prise en compte de l'incidence fiscale positive au niveau de l'impôt sur les bénéfices.

L'actionnaire souhaite connaître, pour les 3 derniers exercices, le montant du résultat net consolidé de Dexia, retraité de l'élimination des économies fiscales sur les différentes charges du Groupe qui ont été directement imputées en minoration des fonds propres. Il souhaite également connaître le résultat net consolidé des 3 derniers exercices sans obtention des dérogations comptables particulières en Belgique et au Luxembourg.

Réponse à la question n° 2 :

Les règles comptables en vigueur sont appliquées par Dexia de sorte que l'image des comptes peut être considérée comme fidèle.

Pour les 3 derniers exercices le montant du résultat net consolidé de Dexia, retraité de l'élimination des économies fiscales sur les différentes charges du Groupe qui ont été directement imputées en minoration des fonds propres, il est renvoyé à la page 11 du rapport annuel 2003 pour les années 2002 et 2003 et aux pages 10 et 11 du rapport annuel 2004 (pour 2004).

Sans obtention des dérogations comptables particulières accordées en Belgique et au Luxembourg, le résultat net consolidé des 3 derniers exercices aurait été le suivant : Eur 342 mios (2002), Eur 898 mios (2003) et Eur 1 136 mios (2004).

Question n° 3 :

L'actionnaire se demande, compte tenu de la date d'arrêté des comptes consolidés le 3 mars 2005, jusqu'à quelle date les filiales ont pu intégrer dans leurs comptes les provisions pour risques. Concernant l'indemnisation reçue d'Aegon de Eur 218 mios et officialisée le 11 février 2005, il souhaite connaître le montant demandé en justice depuis décembre 2002 par Dexia sur la vente de Labouchère. Il se demande également, vu le montant perçu qui est, selon lui, largement inférieur aux attentes de Dexia et à la compensation financière du risque, comment on peut justifier les retards et insuffisances de provisions pour risques du dossier Legio Lease dans les différents comptes annuels de Dexia, y compris ceux de 2004.

L'actionnaire souhaite connaître à la clôture de l'exercice 2004, en intégrant le risque juridique lié à l'absence de consentement du conjoint pour le contrat, qui n'est provisionné qu'à hauteur de 10 % et laisse un risque non provisionné, selon lui, de Eur 360 à 615 mios selon les hypothèses de calcul de ce risque spécifique, le risque financier maximum encore encouru par le Groupe sur les éléments connus de ce dossier de leasing d'actions, sans se limiter aux seules condamnations déjà intervenues en justice ou accords trouvés avec certains clients et associations. Il désire également connaître le niveau des provisions constituées.

L'actionnaire demande aux dirigeants de Dexia et aux commissaires aux comptes s'ils peuvent indiquer à l'Assemblée générale les raisons permettant de considérer que le

principe de prudence est respecté au regard du niveau de provisions constituées au 31 décembre 2004 face au montant global du risque encouru sur le leasing d'actions.

Réponse à la question n° 3 :

La date ultime pour les provisions 2004 était le 3 mars 2004.

Concernant l'indemnité payée par Aegon, il ne faut pas confondre le dédommagement qui pouvait raisonnablement être espéré de Aegon sur base du contrat de vente de Labouchère et le dommage causé à Dexia par le dossier de leasing d'actions.

L'action intentée contre Aegon visait à titre principal à obtenir l'annulation de la vente et, à titre subsidiaire, des dommages et intérêts en raison de la violation de certaines garanties données par Aegon.

Dexia a obtenu qu'Aegon verse une somme de Eur 218 mios en s'épargnant tous les problèmes et les aléas liés à un procès public. On peut toujours espérer d'obtenir plus mais le Conseil a estimé, après en avoir conféré avec les conseils externes et internes, qu'il valait mieux conclure aujourd'hui un accord sur cette base et disposer d'une somme pour tenter de régler globalement la situation vis-à-vis des clients plutôt que de poursuivre un procès contre Aegon dont l'issue était nécessairement incertaine.

Les provisions ont été constituées conformément aux règles comptables en vigueur et sous le contrôle des commissaires et des autorités de contrôle au fur et à mesure de la matérialisation des risques.

Par ailleurs, Dexia a toujours été très transparent sur les risques juridiques et sur les conséquences financières susceptibles d'en résulter.

Question n° 4 :

L'actionnaire indique que dans les rapports annuels de Dexia, les documents qui sont annexés aux comptes consolidés ne font mention que de résultats par métier, avec des retraitements résultant de conventions analytiques, et n'indiquent aucun des chiffres clés des différentes entités juridiques consolidées. Il se demande si la certification des commissaires aux comptes concerne également les montants des résultats publiés au niveau de chacun des métiers et sous-métiers.

Compte tenu des différents états financiers établis et publiés par Dexia Asset Management France au titre des exercices 2002 et 2003, avec des résultats nets non identiques, il souhaite connaître son résultat net 2004 pris en compte dans les comptes consolidés de Dexia.

Réponse à la question n° 4 :

Les certifications des commissaires aux comptes portent sur les résultats des entités et pas sur ceux des métiers.

Le résultat net 2004 de Dexia Asset Management France pris en compte dans les comptes consolidés de Dexia s'élève à Eur 4.797.654.

Question n° 5 :

L'actionnaire souhaite savoir pourquoi aucune mention n'est faite dans le rapport annuel de Dexia sur l'action actuellement en cours auprès des tribunaux, au titre de la demande d'annulation d'opérations juridiques irrégulières entre plusieurs filiales du Groupe. Il se demande si la prochaine direction de Dexia contrôlera la vie sociale des filiales du Groupe, et scindera entre des réseaux différents les fonctions de Conseil et de Révision des comptes des sociétés du Groupe.

L'actionnaire indique que, compte tenu du rôle important assuré ces dernières années par le réseau PricewaterhouseCoopers dans les fonctions de conseil auprès du Groupe Dexia, ce cabinet se retrouve parfois en conflit d'intérêt dans des prestations de contrôle de ses propres travaux. L'actionnaire se demande pourquoi il n'a pas été proposé à l'Assemblée générale de respecter une bonne gouvernance au profit des actionnaires et des tiers en nommant un réseau de réviseurs n'ayant pas de risques de conflit d'intérêt par rapport aux fonctions de conseil précédemment assumées par son propre réseau et ses partenaires.

Réponse à la question n° 5 :

Seuls sont repris dans les annexes de Dexia, les litiges susceptibles d'avoir une influence significative sur les comptes.

Concernant l'indépendance des commissaires, Dexia respecte les dispositions légales en vigueur qui interdisent certaines missions (article 183ter de l'AR du 30/1/2001).

Par ailleurs, Dexia SA n'est pas légalement soumis au ratio 1/1 dans la mesure où il dispose d'un collège des commissaires. Dexia a néanmoins mis en place en interne un système de suivi de ce ratio avec pour objectif de s'y conformer.

(III) Réponses aux questions posées par Monsieur DESPLATS-REDIER

Question n° 1 :

L'actionnaire demande quels ont été, entre le 31/12/1999 et le 31/12/2004 (i) les taux de croissance annuels moyens du bénéfice, (ii) les taux de croissance annuels moyens de l'actif net par action, et (iii) le ROE moyen (en consolidé), d'une part, dans la comptabilité adoptée par Dexia, et d'autre part, dans une comptabilité sans application de dérogation (pooling of interest) autorisée par la CBFA.

Réponse à la question n° 1 :

1) Le taux de croissance annuel moyen du bénéfice entre 1999 et 2004
   - comptable : 18,4 %

- sans pooling of interest : 9,3 %

2) Le taux de croissance annuel moyen de l'actif net par action (1999 et 2004)
   - comptable : 3,3 %
   - sans pooling of interest : 6,5 %

3) Le ROE moyen (1999 et 2004)
   - comptable : 17,4 %
   - sans pooling of interest : 9,0 %

Question n°2 (concernant la création de valeur) :

L'actionnaire indique que la somme des bénéfices nets consolidés de 2000 à 2004 (donc sur 5 ans) a été d'environ + 6,2 milliards d'euros, et qu'au cours de la même période, l'amortissement d'écarts d'acquisition par débit direct des capitaux propres a été de : -4,9 milliards d'euros (Labouchère, Kempen, FSA, Financière Opale, Artesia). La différence des deux est de : + 1,3 milliard d'euros. L'actionnaire demande si ceci peut être considéré, en première approximation, comme le montant de la création de valeur sur 5 ans. Il se demande également comment il faut compléter cette différence pour obtenir la création de valeur exacte nette de Dexia sur la période, et quel en est le résultat.

Réponse à la question n°2 :

Le calcul effectué par l'actionnaire suppose que la valeur économique des écarts d'acquisition déduits des fonds propres est nulle. Si cela peut être considéré comme exact pour certaines acquisitions, cela n'est pas le cas pour toutes. En particulier, FSA a une valeur économique très supérieure à sa valeur comptable. Quant à Artesia, cette société a été fusionnée avec Dexia Banque en 2002, et n'existe plus dans la forme où elle a été acquise.

Question n°3 (à propos de la dérogation: « pooling of interest ») :

L'actionnaire indique que le rapport annuel 2001 (p. 58) stipulait : « l'écart de consolidation positif peut être imputé sur les capitaux propres lorsque...Ce traitement doit cependant être autorisé par la CBF. Si la dérogation est accordée...elle est...dûment motivée ». Lors de l'Assemblée générale de 2004, en réponse à une question orale, l'administrateur délégué déclarait : « Il ne s'agit pas à proprement parler d'une dérogation ». L'actionnaire se demande ce qu'il en est exactement.

Réponse à la question n°3 :

Le traitement comptable adopté pour comptabiliser les écarts de consolidation d'un certain nombre d'acquisitions réalisées par le groupe Dexia a été également adopté par un certain nombre d'autres groupes bancaires et non-bancaires belges et européens. C'est en ce sens qu'il faut comprendre que le traitement comptable mis en œuvre par Dexia n'est pas « à proprement parler » dérogatoire.

Question n°4 (à propos de FSA) :

L'actionnaire souhaite connaître, en euro, (i) la valeur présente de la participation dans FSA, tant comptable que réelle (c'est-à-dire la valeur de cession ou de marché estimée par le Conseil d'administration), et (ii) le montant de ses bénéfices consolidés en 2004.

Réponse à la question n°4 :

La valeur comptable de la participation de Dexia dans FSA est de Eur 1 718 mios au 31 décembre 2004. Le Conseil d'administration n'a pas réalisé d'estimation de la valeur de cession ou de marché de FSA. Le montant du bénéfice de FSA en 2004 était de Eur 292 mios (soit USD 364 mios) au cours de change moyen du dollar en 2004.

Question n°5 (à propos de Artesia) :

L'actionnaire souhaite connaître, en euro, (i) la valeur présente de la participation dans Artesia, tant comptable que réelle (c'est-à-dire la valeur de cession ou de marché estimée par le Conseil d'administration), et (ii) le montant de ses bénéfices consolidés en 2004. Il se demande également quelle est la somme des valeurs d'acquisition de ses composantes, Artesia et Dexia Banque Belgique.

Réponse à la question n°5 :

Les données demandées par l'actionnaire ne sont pas disponibles, car, comme déjà mentionné lors de l'Assemblée de l'année 2004 en réponse à la même question, Artesia a été fusionnée en 2002 avec Dexia Banque Belgique.

6) Question n°6 :

L'actionnaire se demande si le Conseil d'administration de Dexia continue à considérer comme convenable que le comité d'audit de Dexia BIL soit présidé par son propre Président ?

Réponse à la question n°6 :

Le fait que le comité d'audit de Dexia BIL soit présidé par le président du Conseil d'administration de Dexia BIL ne nuit pas à la qualité des travaux de ce comité.

Question n°7 :

L'actionnaire pose plusieurs questions concernant CDC Labouchère. Il se demande :

(i.) si CDC Labouchère (ancienne filiale de la Caisse des Dépôts et Consignations) existe encore ;

(ii.) comment, par qui, à quel prix et à quelle date a été rachetée la participation de la Caisse des Dépôts et Consignations dans CDC Labouchère ;

(iii.) si cette opération a fait varier certain(s) poste(s) du hors bilan Dexia et/ou de son Groupe, et si oui de quels montants et par quels mécanismes (special purpose entity, defeasance, etc...) ?
(iv.) combien, sur les 30 milliards d'euros d'encours de conservation aux Pays-Bas de CDC Labouchère en 1999, étaient liés aux contrats Legio-Lease ?
(v.) si les contentieux Legio-Lease ont eu ou auraient pu avoir des retombées, en termes de risque (demandes de dommages et intérêts de l'une ou l'autre partie, etc...) sur le(s) conservateur(s) des avoirs ou titres correspondants.

Réponse à la question n°7 :

(i.) CDC Labouchère existe encore et est devenu Dexia Securities Services Nederland ;
(ii.) la part de la CDC a été rachetée par le groupe Dexia. La société est maintenant détenue en totalité par Dexia BIL. Les valorisations ont été effectuées selon les méthodes habituelles pour ce type de transactions ;
(iii.) cette opération n'a pas eu d'impact sur le hors bilan du groupe Dexia ;
(iv.) il n'existe pas de donnée exacte, mais les encours Legio Lease ne représentaient qu'une petite partie de l'activité de CDC Labouchère, sans doute de l'ordre de 15 % ;
(v.) à première vue, non.

Question n°8 :

L'actionnaire pose plusieurs questions concernant le rachat de Dexia Bank Nederland à Dexia BIL. Il se demande :

(i.) quelle est la rationalité du rachat de Dexia Bank Nederland à Dexia BIL dans l'intérêt des actionnaires de Dexia ;
(ii.) quelle est la rationalité du rachat de Dexia Bank Nederland à Dexia BIL dans l'intérêt des actionnaires (minoritaires) de Dexia BIL ;
(iii.) quelles ont été ou seront les conditions de prix (certaines) de cette acquisition ;
(iv.) quelles sont les conditions de la clause de retour à meilleure fortune ;
(v.) quelle était la rationalité de l'achat par Dexia BIL de 70 % (et non pas 51 %, ou 75 %) de l'ensemble hollandais ?

L'actionnaire se réfère au procès-verbal de l'Assemblée générale ordinaire de mai 2003 concernant Kempen. Il se demande quels sont ou seront les réels bénéficiaires de la vente de Kempen. Il désire également savoir si il y a une clause de retour à meilleure fortune en faveur de Dexia.

Réponse à la question n°8 :

(i.) le rachat par Dexia SA de Dexia Nederland Holding, actionnaire à 100 % de DBNL, est sans incidence notable sur les intérêts des actionnaires de Dexia SA ;
(ii.) cette opération permet de réduire les risques encourus par Dexia BIL, et est donc en ce sens favorable aux actionnaires minoritaires de Dexia BIL ;
(iii.) Dexia Nederland Holding sera cédé à un prix de Eur 93 mios. Ce montant est sujet à une clause de retour à meilleure fortune ;

(iv.) la clause de retour à meilleure fortune prévoit qu'en cas d'issue favorable des contentieux, le prix de vente sera révisé sur la base de la valeur d'actif net de la société ;

(v.) l'objectif du groupe Dexia était de développer ses activités, notamment dans le métier Investment Management Services, aux Pays-Bas. Les pourcentages de détention respectifs des filiales néerlandaises au sein du groupe Dexia étaient déterminés par l'importance relative du métier d'Investment Management Services exercé par les différentes entités du Groupe.

Enfin, le groupe Dexia a considéré que les activités de Kempen ne correspondaient pas au coeur des métiers de Dexia. C'est la raison pour laquelle, dans le cadre d'une politique de recentrage, la décision a été prise de céder cette filiale.

Question n° 9 :

(i.) L'actionnaire se demande si les administrateurs de Dexia sont tenus de dénoncer d'éventuels conflits d'intérêts soit au Conseil d'administration, soit à l'Assemblée générale, soit aux deux, et si oui, selon quelles modalités?
(ii.) L'actionnaire se demande si certains administrateurs ont dénoncé de tels conflits depuis 1998, à l'occasion des multiples acquisitions/cessions/autres opérations concernant les filiales hollandaises et concernant Dexia Banque Privée (France) et ses composantes d'origine.

Réponse à la question n°9 :

(i.) les administrateurs de Dexia SA sont soumis à cette obligation en vertu de l'article 523 du Code des Sociétés dont les termes sont repris dans le règlement d'ordre intérieur du Conseil d'administration, et qui vise les conflits d'ordre patrimonial ;

(ii.) non.

Question n°10 (sur Dexia Banque Privée (DBPF – ex BIMP)) :

L'actionnaire pose une série de questions concernant les relations avec Paneurolife, et une amende de 153 KE infligée à DBPF par l'administration des Douanes françaises. L'actionnaire souhaite savoir :

- *quelles étaient les raisons précises de cette amende ;*
- *si DBPF a introduit des recours ;*
- *pourquoi DBPF a introduit des recours ;*
- *s'il y a eu, depuis la dernière Assemblée générale de Dexia, de nouvelles mises en examen ;*
- *si DBPF, Dexia BIL, et/ou Dexia (personnes morales) ont été mises en examen, ou si elles ont des raisons de s'y attendre à court terme ;*
- *si l'Assemblée générale peut connaître la vérité en ce qui concerne les relations entre la BIL et ses filiales, d'une part, et Paneurolife d'autre part ;*
- *quelle est l'évaluation du Conseil quant aux risques d'autres amendes/coûts de cette affaire, et de condamnations pénales?*

Réponse à la question n°10 :

Dexia Banque Privée France s'est vue infliger une amende pour non-respect des procédures antiblanchiment et pour non-dénonciation immédiate de soupçons de blanchiment, et n'a pas exercé de recours contre cette décision. Entre-temps, les procédures correctes ont été mises en place, ce qui a été souligné par la Commission Bancaire qui a constaté des "efforts significatifs" en la matière.

L'instruction concernant les mises en examen de 3 ex-dirigeants est toujours en cours.

Ni DBPF, ni Dexia BIL, ni Dexia SA ne sont actuellement mis en examen.

Dexia BIL a été actionnaire à hauteur de 10 % de Paneurolife. Cette participation minoritaire a été vendue à l'actionnaire majoritaire.

Vu la position de la Commission Bancaire, le risque d'autres amendes/coûts, et de condamnation pénale semble très limité.

Question n°11 (sur une indemnité transactionnelle de Eur 3,24 mios payée dans une affaire avec FFN (Financière Franco Néerlandaise)) :

L'actionnaire souhaite qu'on lui explique les activités de FFN et son contexte, et les raisons précises de l'indemnité transactionnelle. Il se demande s'il y a encore (eu) de contentieux judiciaire avec FFN ou son Groupe.

Réponse à la question n°11 :

DBPF a presté des services de conservation pour FFN. Il y a eu un litige commercial sur un client. Il n'y a plus de litige judiciaire.

Question n°12 :

L'actionnaire indique que Dexia BIL a racheté à Dexia Banque Privée (France) des titres de Dexia Asset Management France, procurant par là une plus-value de Eur 20 mios à DBPF, et que Dexia BIL a racheté à DBPF 30 000 actions DFSF. Il demande qu'on lui donne la justification des prix de ces transactions. Il se pose des questions quant aux intérêts des actionnaires ou porteurs de titres, minoritaires des différentes entités dans chaque cas, et quant aux intérêts particuliers des actionnaires de Dexia BIL pour ces transactions.

Réponse à la question n°12 :

Il s'agit d'opérations de réorganisation interne du groupe Dexia pour lesquelles des valorisations ont été effectuées selon les méthodes habituelles pour ce type de transactions.

Ces transactions visaient à rationaliser les activités d'Asset Management et d'administration de fonds au sein du groupe Dexia, et donc aussi de Dexia BIL.

Question n°13 :

L'actionnaire se demande si le Conseil d'administration ne craint pas que la valeur boursière de Dexia ne soit durablement affectée par ce qu'il appelle la dégradation de son image de transparence alors même que, selon lui, les incidents économiques (Labouchère, Kempen, DBPF), pénaux (mises en examen nombreuses : Paneurolife, Lernout, etc) et de « communication » (San Paolo) se multiplient.

Réponse à la question n°13 :

Dexia ne considère pas qu'il souffre d'une image de transparence insuffisante. L'évolution du cours de bourse en 2004 et pendant les premiers mois de 2005 confirme cette opinion.

Question n°14 :

L'actionnaire se demande si les administrateurs ont envisagé l'hypothèse de mettre à la tête du Groupe des personnalités strictement non liées aux « turpitudes » du passé.

Réponse à la question n°14 :

Le président du Conseil d'administration a expliqué à l'Assemblée générale les modalités de succession aux fonctions de « président du Conseil d'administration » et d'«administrateur délégué et président du Comité de direction ».

Question n°15 :

L'actionnaire se demande ce qu'envisage le Conseil d'administration pour réduire au strict minimum les questions qui peuvent se poser sur les aspects financements « politiques » (cf. les nombreuses questions concernant les liens avec l'industrie de l'armement, à l'Assemblée générale ordinaire 2004 ; l'impossibilité alléguée par la direction de Dexia BIL, à sa dernière Assemblée générale - du fait du secret bancaire – de répondre sur des questions liées à des comptes bancaires)

Réponse à la question n°15 :

La politique commerciale de Dexia se développe en conformité avec des règles strictes de compliance.

Question n°16 :

L'actionnaire se demande si Dexia pourrait établir pour tout le groupe des règles déontologiques ayant pour but la transparence des relations avec les hommes politiques et élus – au moins belges et français - et donc la possibilité de publication des relations financières avec ceux-ci (p.ex. : comptes chez Dexia, prêts immobiliers (et autres) de Dexia ou ses associés).

Réponse à la question n°16 :

Dexia n'envisage pas de rendre public les relations qu'il entretient avec ses clients, quels qu'ils soient.

Question n°17 :

L'actionnaire demande au Conseil d'administraton d'avoir l'obligeance de demander fermement à la direction d'explorer sérieusement (le cas échéant sous contrôle extérieur neutre) les cas de fraudes qui lui sont présentés (documents et/ou témoignages à l'appui) par des personnes a priori honorables (l'actionnaire cite le cas de M. J. Sassen).

Réponse à la question n°17 :

Concernant M. Sassen, ces investigations ont déjà eu lieu, et il a déjà été répondu de manière circonstanciée lors de précédentes Assemblées générales.

Question n°18 :

L'actionnaire demande au Conseil d'administration si celui-ci souhaite que se crée(nt) une (ou plusieurs) association(s) (comme ce fut le cas en Hollande) de personnes intéressées (par les points cités ci-avant) afin d'agir plus aisément en justice.

Réponse à la question n°18 :

Dexia ne voit pas l'utilité ou le bien fondé qu'auraient de telles associations.

Question n°19 :

L'actionnaire demande combien de temps a été consacré par les auditeurs et par le comité d'audit du Conseil d'administration pour vérifier le hors bilan.

Réponse à la question n°19 :

Le hors bilan fait partie de l'ensemble des documents des comptes de Dexia. Il n'est pas tenu de comptabilité du temps passé par les auditeurs ou le comité d'audit pour analyser tel ou tel document des comptes.

Question n°20 :

L'actionnaire se demande s'il existe des engagements pour lesquels la suffisance des provisions au bilan soit douteuse, concernant des engagements de retraite, des risques environnementaux, ou des implications dans des affaires d'armement.

Réponse à la question 20 :

Le groupe Dexia considère que les provisions qu'il constitue pour la couverture de ses risques sont adéquates et conformes aux réglementations en vigueur.

(VII) Questions orales et réponses des dirigeants

Le président de l'Assemblée propose de passer au volet "questions orales et réponses des dirigeants". Le président demande aux actionnaires qui prennent la parole de mentionner clairement leur nom.

I) Premier intervenant: Monsieur Kerejoudis

L'actionnaire souhaiterait savoir s'il y a des valeurs latentes dans le bilan.

Réponse de Monsieur Rembert von Lowis :

S'agissant de ce qui est comptabilisé dans le bilan, Monsieur von Lowis indique qu'il y a bien évidemment toujours des plus-values latentes. Il cite comme exemple, les portefeuilles de participation qui sont comptabilisés en valeurs historiques ou encore les portefeuilles obligataires qui sont comptabilisés également selon certaines modalités et qui, dans certains cas, ne font pas apparaître des plus ou moins-values latentes. En ce qui concerne les portefeuilles de participation, le montant des plus-values latentes au 31 décembre 2004 est de l'ordre de Eur 500 mios.

II) Deuxième intervenant: Monsieur Sassen

L'actionnaire indique que, selon lui, Dexia est une banque remarquable avec le potentiel de livrer à ses actionnaires un rendement tout à fait satisfaisant. La qualité de l'information fournie par Dexia sur ses activités et sur son évolution est excellente, à condition néanmoins, rajoute-t-il, qu'il s'agisse d'une bonne nouvelle.

L'actionnaire demande pourquoi en 2003 Dexia a conclu la vente de Kempen à un prix qui, selon lui, était insuffisant. Selon lui, il y avait une autre banque intéressée à racheter Kempen à un prix beaucoup plus proche du niveau du marché. Il se demande pourquoi Dexia n'a pas vigoureusement poursuivi les intérêts exprimés par cette autre banque.

Concernant l'accord avec Aegon, l'actionnaire considère que le résultat de Eur 218 mios (le montant prévu dans l'accord conclu avec Aegon), ne reflète qu'insuffisamment, la quote-part des responsabilités réciproques.

Il demande quelle est la valeur commerciale de Dexia aux Pays-Bas à l'heure actuelle, étant donné que Dexia a déclaré officiellement avoir cessé toute activité commerciale.

L'actionnaire demande si Dexia envisage une compensation, ne serait-ce que partielle, pour les actionnaires minoritaires de Dexia BIL, ayant souffert, selon lui, pendant 3 ou 4 ans du poids considérable de l'acquisition des banques aux Pays-Bas.

Concernant le dossier IMI-SanPaolo, il constate que l'étude révèle une différence de vue entre la direction de la banque et ses actionnaires sur la stratégie de la banque. Il

indique également que la presse financière et le monde académique ont condamné un rapprochement éventuel entre Dexia et San Paolo IMI.

L'actionnaire estime que Monsieur Richard n'a pas tenu sa promesse faite lors de l'Assemblée 2003 pendant laquelle il a assuré à l'Assemblée de donner une priorité absolue à la restauration du blason du titre Dexia comme titre « bon père de famille ».

Il se dit très content d'avoir écouté les paroles de Monsieur Narmon et de Monsieur Richard sur les objectifs de la banque et partage entièrement leur point de vue.

Il aborde ensuite la question des successions et exprime ses réserves sur les nominations de Monsieur Richard et Monsieur Miller, respectivement comme président du Conseil d'administration et comme administrateur délégué à partir du 1er janvier 2006.

Finalement, concernant l'accord de médiation de Monsieur Duisenberg, Monsieur Sassen demande quel « pourcentage d'acceptation est nécessaire pour que les pertes annoncées aujourd'hui ne se voient pas à nouveau augmenter dans les années qui viennent ».

<u>Réponse de Monsieur Pierre Richard :</u>

Monsieur Richard indique que sur les dossiers néerlandais, Dexia a pris soin de donner une information détaillée.

Selon Monsieur Richard, les opérations aux Pays-Bas sont à replacer dans le cadre global de Dexia, qui est une très grande entreprise, ayant Eur 20 mias de capitalisation boursière. Dexia a des activités variées et peut rencontrer des difficultés. Comme toute entreprise, Dexia prend des risques, et il se peut que de temps en temps l'entreprise rencontre certaines difficultés.

Monsieur Richard estime que ce qui est important pour une entreprise et pour le management qui la dirige, c'est sa capacité à faire face aux difficultés quand elles se présentent, et bien sûr à les régler au mieux. Or, depuis les 3 ans que Dexia affronte certaines difficultés aux Pays-Bas, le groupe Dexia a continué à se développer de manière rentable et favorable pour l'actionnaire. Les résultats sont très positifs et se traduisent notamment par une politique généreuse de distribution de dividendes et par un cours de l'action tout à fait correct, qui n'a cessé de monter et qui se place parmi les meilleurs ratios des groupes bancaires.

Compte tenu des difficultés rencontrées sur le dossier Legio Lease qui sont apparues largement du fait de l'effondrement de la bourse, notamment de l'indice AEX d'Amsterdam, une politique de développement aux Pays-Bas n'était plus possible.

Dexia a donc décidé de vendre Kempen qui ne répondait plus à son cœur d'activité et dont le développement aux Pays-Bas était compromis.

Pour Aegon, il a déjà été répondu à cette question.

Réponse de Monsieur François Narmon :

En ce qui concerne le dossier SanPaolo IMI, Monsieur Narmon indique que la procédure prévue a été suivie tout au long du dossier. L'examen du dossier a été entamé au niveau du comité stratégique comme le prévoit la procédure du Conseil d'administration. Cependant, cette procédure a été perturbée par une fuite prématurée. Cette fuite a eu comme résultat qu'il n'a pas été possible de continuer l'analyse de ce dossier et par la force des choses, qu'il n'a pas été possible de se prononcer sur ce dossier, puisque le processus n'a pas pu aller jusqu'au bout.

Monsieur Narmon indique qu'aucune intervention n'est envisagée au niveau des actionnaires minoritaires de Dexia BIL en ce qui concerne le dossier hollandais.

Concernant le dossier SanPaolo IMI, Monsieur Narmon reconnaît que ce dossier a été critiqué, mais, selon lui, de telles critiques ne devaient pas empêcher d'examiner le dossier. S'il n'est plus possible, au niveau d'un Comité de direction ou d'un comité stratégique, d'examiner certaines opportunités, l'immobilisme se crée. Le dossier italien SanPaolo IMI est un dossier qu'il a semblé tout de même intéressant d'examiner, sans en préjuger l'issue.

Concernant les nominations au sommet du groupe, Monsieur Narmon précise que les nominations au niveau du Comité de direction et de la présidence du Conseil, sont de la compétence exclusive du Conseil d'administration.

III) Troisième intervenant: Monsieur Vos

L'actionnaire constate que les réviseurs reçoivent quelques millions d'euro pour donner des conseils, pour les IFRS etc. Il demande si Dexia ne dispose pas de gens capables pour effectuer ces tâches. Il s'interroge également sur l'indépendance des commissaires.

Réponse de Monsieur Pierre Richard :

Monsieur Richard lui répond que dans l'organisation des sociétés et particulièrement dans le contrôle des sociétés, Dexia a besoin des services des réviseurs. D'autre part, un contrôle interne est assuré par l'auditeur général, Madame Véronique Thirion. Les commissaires réviseurs ont des points de vue indépendants, et sont soumis à une déontologie qui fait que leurs avis et leurs positions sont très importants. Monsieur Richard ajoute que les rémunérations qui sont versées aux réviseurs sont tout à fait dans la moyenne.

Sur la question de l'indépendance, Monsieur Richard précise que le contrôle se fait en toute indépendance avec, en plus, la nécessité de respecter un code de déontologie très stricte.

Intervention de Monsieur Vos :

L'actionnaire aborde ensuite le sujet des rachats de titres qu'il qualifie de spéculatifs. Il demande également qui supporte le coût des options et pourquoi les actions rachetées ne sont pas utilisées pour ces options.

Réponse de Monsieur Pierre Richard :

Monsieur Richard indique qu'une manière d'utiliser les excédents de fonds propres après que ceux-ci aient été alloués aux besoins de croissance interne et au paiement des dividendes, consiste à racheter ses propres actions. Il ajoute que le Conseil d'administration arrête chaque année la politique de rachats d'actions propres.

Concernant les stock options, Monsieur Richard indique que depuis les nouvelles règles IFRS, le coût des programmes de stock option doit être valorisé. Il estime que le coût qui va être inclu dans les comptes 2005 pour le plan d'option est de l'ordre de Eur 15 mios.

En ce qui concerne la possibilité d'utiliser les actions achetées pour les plans d'options, Monsieur Richard indique que jusqu'à maintenant, Dexia a préconisé la formule des options de souscription d'actions, ce qui se traduit par une création d'actions nouvelles. Il est d'avis que cette politique est optimale car elle laisse le choix de décider du moment du plan d'options, ainsi que du moment des rachats d'actions.

Intervention de Monsieur Vos :

L'actionnaire s'interroge sur le processus d'amortissement du goodwill au regard des nouvelles règles IFRS. Il souhaiterait également connaître le nombre d'actionnaires présents à l'Assemblée générale.

Réponse de Monsieur Rembert von Lowis :

Monsieur von Lowis précise que, en application des normes IFRS, Dexia a arrêté le processus de l'amortissement du goodwill à la date d'entrée en vigueur des normes IFRS. Ainsi, dans les comptes 2005, il n'y a plus de poste « amortissement du goodwill », et dans les comptes 2004 publiés en 2005 à titre comparatif non plus.

Réponse de Monsieur François Narmon :

Monsieur Narmon indique qu'il n'a pas mentionné le nombre d'actionnaires présents puisque pour une Assemblée générale ordinaire, le quorum n'a pas d'importance. Il précise que 577.197.083 actions ont été enregistrées, ce qui représente un pourcentage de 52,8 % du capital.

IV) Quatrième intervenant: Monsieur Bosch

L'actionnaire demande de quantifier le montant d'excédents des ressources du groupe Dexia en date du 31 décembre 2004. Il demande également combien cela représente en normes IFRS.

Réponse de Monsieur Rembert von Lowis :

Monsieur von Lowis indique que l'excédent de fonds propres est quantifié par rapport à une norme interne et non pas par rapport à une obligation minimale réglementaire. Cet excédent est de l'ordre de 1 milliard d'euro environ et est placé en trésorerie à moyen terme.

Il ajoute qu'avec les nouvelles normes comptables et un nouveau calcul des fonds propres prudentiels à partir de 2005, ce montant pourrait changer dans les chiffres publiés pour les comptes au 31 mars.

Monsieur von Lowis indique que le calcul des ratios en date du 31 décembre 2004 a été fait en normes belges puisque l'obligation de calculer en normes IFRS ne s'applique qu'à partir du 31 mars 2005.

Intervention de Monsieur Bosch :

L'actionnaire souhaite un bref compte-rendu sur l'avancement du dossier Lernout & Hauspie.

Réponse de Monsieur Axel Miller :

Monsieur Miller indique que, comme annoncé aux marchés, Dexia Banque Belgique a – au titre « *de successeur*» d'Artesia Banking Corporation - été mise en accusation, dans le cadre des instructions pénales en cours en Belgique.

A ce titre, Dexia a accès au dossier et organise sa défense. La position de Dexia a toujours été très claire: Dexia Banque Belgique estime n'avoir pas de responsabilité dans ce dossier, ni de nature pénale, ni de nature civile.

Par ailleurs, aux États-Unis, Dexia Banque Belgique fait l'objet d'une « class action » qui est diligentée par un certain nombre d'actionnaires qui ont des reproches à faire valoir à une série d'intervenants, dont notamment Dexia Banque et ce, au titre « de successeur» d'Artesia Banking Corporation.

Monsieur Miller renvoie aux rapports annuels de Dexia SA et Dexia Banque Belgique SA, qui contiennent une explication très circonstanciée des différents chefs de demandes et de la position adoptée par Dexia.

Intervention de Monsieur Bosch :

Par rapport à l'environnement économique et plus particulièrement en Europe où il y a un ralentissement de l'économie, l'actionnaire souhaite savoir quel impact Dexia prévoit sur les finances locales.

Réponse de Monsieur Pierre Richard :

Monsieur Richard est d'avis que la situation actuelle pour Dexia reste favorable. D'une part il estime que Dexia n'est pas dépendant de la conjoncture d'une région ou d'un continent, ce qui permet d'avoir une évolution plus régulière. D'autre part, il ajoute que les taux d'intérêts (des taux d'intérêt à long terme) continuent de baisser (les taux actuels se trouvant à 3,4 - 3,5 % sur les 10 ans). Les collectivités locales peuvent dès lors s'endetter plus, sans pour autant augmenter leurs charges financières. Il souligne également l'importance du processus de décentralisation en Europe qui se développe dans les pays de l'Est où les collectivités locales prennent leur autonomie.

Intervention de Monsieur Bosch :

Au regard d'un article paru ce matin dans le Financial Times, l'actionnaire souhaite savoir si Dexia gère au sein de son activité d'administration des fonds des hedge funds. Si tel est le cas, il souhaite savoir si cette activité peut comporter un risque financier pour Dexia. Il cite le cas LTCM.

Réponse de Monsieur Marc Hoffmann :

Monsieur Hoffmann indique que Dexia ne gère pas de hedge funds pour compte propre et ne fait qu'administrer les actifs qui sont contenus dans les fonds pour le compte de tiers. Il ajoute que les encours sont relativement faibles pour Dexia puisque c'est une spécialité qui démarre.

En ce qui concerne le risque financier, Monsieur Hoffmann est d'avis que dans l'environnement de l'administration de fonds il existe des risques opérationnels mais que ceux-ci ne sont pas spécifiques aux hedge funds. Il estime que ce risque est généralement bien couvert sur l'ensemble des opérations qui sont traitées dans des hedge funds.

Intervention de Monsieur Bosch :

L'actionnaire souhaiterait avoir une explication pour le fait qu'aux pages 43 et 57 du rapport annuel il est fait référence à deux filiales consolidées avec un taux de 0 %.

Réponse de Monsieur Rembert von Lowis :

Monsieur von Lowis indique que la consolidation est déterminée en fonction du niveau de contrôle qui ne s'apprécie pas uniquement par le montant de la participation au capital. D'autres éléments peuvent également être pris en compte. Dans le cas où une société pourrait avoir une certaine influence dans la prise de décisions d'une autre entité

(dans certains trusts par exemple), il peut y avoir l'obligation de consolider. C'est le cas pour les deux entités évoquées.

Intervention de Monsieur Bosch :

L'actionnaire est d'avis que Dexia est un pionnier en la matière de gouvernement d'entreprise mais demande s'il y a une raison particulière pour laquelle plusieurs administrateurs chez Dexia ne possèdent pas d'actions de la société.

Réponse de Monsieur François Narmon :

Monsieur Narmon indique qu'il n'y a pas de raison particulière. Il ajoute qu'en Belgique les administrateurs ne sont pas supposés être également actionnaires de la société, ceci n'étant pas une obligation légale, ni même une habitude.

Intervention de Monsieur Bosch :

L'actionnaire fait savoir qu'il espère que le développement durable continuera à faire partie de l'esprit d'entreprise de Dexia et demande si Dexia intervient dans des domaines tels que le financement du commerce équitable ou dans le domaine du micro-crédit?

Réponse de Monsieur Pierre Richard :

Monsieur Richard indique que la réponse est affirmative en ce qui concerne le micro-crédit.

V) Cinquième intervenant : Monsieur Nicoletti

Au regard du rendement sur investissement de l'action Dexia qui, selon l'actionnaire, est plus bas que pour d'autres sociétés belges, belgo-hollandaises, voir même françaises, il demande ce que Dexia compte faire pour contenter les investisseurs particuliers afin que Dexia devienne une valeur de fonds de portefeuille.

Réponse de Monsieur Pierre Richard :

Monsieur Richard indique que la valeur Dexia n'est pas seulement une valeur de fonds de portefeuille, c'est une valeur de croissance prévisible. La ligne de conduite de Dexia est de fixer une évolution régulière en croissance du dividende année après année.

Monsieur Richard estime que le rendement dépend également du moment où l'action a été achetée. Le rendement actuel est autour de 3 – 3,5 % brut ce qui est de beaucoup supérieur au rendement des produits tels que les livrets d'épargne ou placements monétaires. Il souligne que ce qui compte est la performance globale du titre, à la fois l'évolution du cours de bourse et le dividende.

VI) Sixième intervenant (ne s'identifie pas)

L'intervenant fait référence à un article paru dans la presse qui, selon lui, parle d'un investissement de Dexia qui se ferait dans le Golfe Persique, dans un des Émirats Arabes, sur base de la Charia. Il souhaiterait savoir si ces informations sont exactes.

Réponse de Monsieur Marc Hoffmann :

Monsieur Hoffmann indique qu'un bureau de représentation (banque privée) sera ouvert à Bahreïn pour couvrir le Moyen-Orient qui est aujourd'hui une zone de développement importante pour la banque privée. Dexia ne fait pas d'investissement sur base de la Charia et n'a pas de fonds d'investissement qui sont « compliant » en la matière.

VII) Septième intervenant: Monsieur Desplats-Redier

L'actionnaire revient sur un certain nombre de questions déjà posées portant sur le rachat, par Dexia, de la Caisse des Dépôts Labouchère. L'actionnaire souhaite aussi demander au Conseil d'administration s'il peut nier toute implication de la Caisse des Dépôts dans cette acquisition.

Réponse de Monsieur Pierre Richard :

Monsieur Richard indique qu'il n'y a eu aucune implication de la Caisse des Dépôts.

Réponse de Monsieur Marc Hoffmann :

Monsieur Hoffmann confirme que la Caisse des Dépôts n'a jamais été actionnaire de Labouchère, mais il indique qu'il y a eu une joint venture (dont il ne connaît pas la durée) entre la Caisse des Dépôts et Labouchère sur un service particulier qui était le service de prêts de titres aux Pays-Bas. Lors du rachat de Labouchère, il y a eu rachat de la participation de la Caisse des Dépôts. Dexia Bank Nederland est donc devenue l'unique actionnaire de Dexia Security Services Nederland.

Quant au prix pratiqué, Monsieur Hoffmann précise qu'il était conforme aux pratiques de marché.

Pour finir, il indique qu'en ce qui concerne la performance du titre Dexia elle est également meilleure que celle de l'EuroStoxx Bank.

VII) Huitième intervenant (ne s'identifie pas)

L'intervenant dit représenter les actionnaires qui sont salariés de Dexia et qui possèdent 4,8 % du capital. Il informe que le personnel souhaiterait qu'il y ait une représentation des salariés actionnaires au Conseil d'administration.

Réponse de Monsieur Pierre Richard :

Monsieur Richard indique que la question de l'association des actionnaires salariés de l'entreprise aux travaux des instances sociales a été examinée en Comité d'entreprise européen. Selon lui, il est important de développer au travers du Comité d'entreprise européen et de son bureau une relation régulière et souple entre les représentants du personnel et le management de l'entreprise. Il ajoute que dans les prochaines semaines un processus sera mis en œuvre selon lequel il sera rendu compte des travaux du Conseil au bureau du Comité d'entreprise. Monsieur Richard est d'avis que ce processus est une façon moderne et tout à fait positive d'associer le personnel.

IX) Neuvième intervenant: Monsieur Helpers

L'actionnaire estime que Dexia est une entreprise prestigieuse et une valeur européenne forte. Il indique qu'il apprécie les dernières annonces concernant Monsieur Miller, ainsi que le coefficient d'exploitation actuel avec un objectif de 52 % après 2007.

Il s'inquiète d'une décision qui a été prononcée par un tribunal concernant le statut d'indépendants du réseau. Selon lui, un des éléments plus fort du second métier est le réseau d'indépendants. Il souhaiterait connaître la position de Dexia sur ce jugement.

Réponse de Monsieur Axel Miller :

Monsieur Miller confirme qu'un des plus grands atouts de la banque est la qualité du réseau des indépendants.

Il ajoute qu'il a effectivement eu connaissance du jugement du tribunal de Namur qui est, selon lui, tout à fait contraire à la jurisprudence des 2 dernières années dans cette matière. Dexia Banque a diffusé à ce sujet un communiqué de presse selon lequel Dexia confirme faire appel contre cette décision. Il est d'avis que la nature du réseau indépendant peut être garantie pour les années qui suivent.

Intervention de Monsieur François Narmon :

A défaut d'autres questions, Monsieur Narmon propose de passer au point 2 de l'ordre du jour. Le second point de l'ordre du jour, c'est-à-dire l'information sur la gouvernance d'entreprise, a été traité de manière détaillée dans le discours introductif de Monsieur Narmon. Sur ce point là, Monsieur Narmon se réfère dès lors à son discours introductif, ainsi qu'au rapport annuel.

(VIII) Les propositions de résolutions proposées à l'Assemblée générale

Le président de l'Assemblée expose le troisième point de l'ordre du jour. Ce point de l'ordre du jour a trait à onze propositions de résolution sur lesquelles l'Assemblée doit se prononcer.

Monsieur Narmon rappelle les propositions de résolutions soumises à l'Assemblée.

(IX) Les votes de l'Assemblée générale

Le président invite ensuite l'Assemblée générale à passer au vote des onze résolutions qui lui ont été proposées.

Il explique que cette année le scrutin se fera au moyen d'un système de vote plus convivial. Il rappelle que les actionnaires présents et représentés pourront participer aux votes. Il indique que les votes des actionnaires qui ont voté par correspondance ont été introduits dans la base de données de ce système électronique. Il ajoute que ces votes seront ajoutés aux votes exprimés en séance.
Les détenteurs de warrants et de certificats assistent à la réunion seulement avec voix consultative.

<u>Première résolution :</u>

L'Assemblée générale approuve les comptes annuels de l'exercice 2004.

La résolution est adoptée à 99,8 % des voix (en nombre d'actions présentes ou représentées: 605.776.380).
<u>Abstention</u> : 0,1 % (en nombre d'actions présentes ou représentées: 890.173).
<u>Contre</u> : 0,0 % (en nombre d'actions présentes ou représentées: 17.049).

<u>Seconde résolution :</u>

L'Assemblée approuve l'affectation du résultat proposée. Le bénéfice de l'exercice 2004 s'élève à Eur 1.064.2 mios. Le bénéfice reporté de l'exercice précédent est de Eur 631.9 mios. Il en résulte que le solde du bénéfice à affecter est de Eur 1.696,1 mios. Il est proposé d'affecter ce bénéfice:

- à la réserve légale à concurrence de Eur 3,9 mios;
- à la réserve disponible à raison de Eur 750 mios;
- au payement d'un dividende brut de Eur 0,62 à chaque action, à l'exception des actions propres que détenait la société le 6 mai dernier dont l'Assemblée annule le droit au dividende conformément à l'article 622 du Code des Sociétés;

La résolution est adoptée à 99,1 % des voix (en nombre d'actions présentes ou représentées : 601.407.564).
<u>Abstention</u> : 0,0 % (en nombre de voix présentes ou représentées: 43.036).

Contre : 0,9 % (en nombre d'actions présentes ou représentées: 5.234.562).

Troisième résolution :

L'Assemblée générale décide de donner décharge aux administrateurs pour l'accomplissement de leur mandat pendant l'exercice 2004.

La résolution est adoptée à 99,9 % des voix (en nombre de voix présentes ou représentées : 606.417.405).
Abstention : 0,0 % (en nombre de voix présentes ou représentées: 55.587).
Contre : 0,0 % (en nombre d'actions présentes ou représentées : 211.660).

Quatrième résolution :

L'Assemblée générale décide de donner décharge aux commissaires pour l'accomplissement de leur mandat pendant l'exercice 2004.

La résolution est adoptée à 99,1 % des voix (en nombre d'actions présentes ou représentées: 601.224.535).
Abstention : 0,9 % (en nombre d'actions présentes ou représentées: 5.252.690).
Contre : 0,0 % (en nombre d'actions présentes ou représentées: 206.881).

Cinquième résolution :

L'Assemblée générale décide de la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'Assemblée générale ordinaire de 2009, de Monsieur Elio Di Rupo, nommé provisoirement par le Conseil d'administration du 16 novembre septembre 2004, conformément aux dispositions statutaires, en remplacement de Monsieur Didier Donfut, démissionnaire.

La résolution est adoptée à 99,0 % des voix (en nombre d'actions présentes ou représentées: 600.954.294).
Abstentio :: 0,9 % (en nombre d'actions présentes ou représentées: 5.261.975).
Contre : 0,1 % (en nombre d'actions présentes ou représentées: 473.751).

Sixième résolution :

L'Assemblée générale décide de la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'Assemblée générale ordinaire de 2009, de Monsieur Francis Vermeiren nommé provisoirement et avec effet le 29 novembre 2004 par le Conseil d'administration, conformément aux dispositions statutaires, en remplacement de Monsieur Karel De Gucht, démissionnaire.

La résolution est adoptée à 95,0% des voix (en nombre d'actions présentes ou représentées: 567.220.859).
Abstention : 0,0 % (en nombre d'actions présentes ou représentées: 49.589).
Contre : 5,0 % (en nombre d'actions présentes ou représentées: 30.421.553).

<u>Septième résolution :</u>

L'Assemblée générale décide d'attribuer au Conseil d'administration de la possibilité de coopter, en remplacement de Monsieur Thierry Breton, un administrateur dont la nomination définitive sera soumise à la ratification de la plus prochaine Assemblée générale de Dexia SA, conformément à la procédure de nomination applicable chez Dexia SA.

La résolution est adoptée à 97,4 % des voix (en nombre d'actions présentes ou représentées: 590.838.690).
<u>Abstention :</u> 0,9 % (en nombre d'actions présentes ou représentées: 5.255.446).
<u>Contre</u> : 1,7 % (en nombre d'actions présentes ou représentées : 10.598.704).

<u>Huitième résolution :</u>

L'Assemblée générale confirme en qualité d'administrateurs indépendants au sens de l'article 524 du Code des Sociétés et pour les besoins de la procédure prévue par ladite disposition, les administrateurs suivants, qui répondent à l'ensemble des critères d'indépendance énoncés par ladite disposition et aux autres critères d'indépendance adoptés par le Conseil d'administration:

- Gilles Benoist
- Anne-Marie Idrac
- Denis Kessler
- André Lévy-Lang
- Roberto Mazzotta
- Gaston Schwertzer
- Anne-Claire Taittinger
- Sir Brian Unwin

La résolution est adoptée à 98,5 % des voix (en nombre d'actions présentes ou représentées : 597.882.932).
<u>Abstention :</u> 1,4 % (en nombre d'actions présentes ou représentées: 8.631.058).
<u>Contr :</u> 0,0 % (en nombre d'actions présentes ou représentées : 179.000).

<u>Neuvième résolution :</u>

L'Assemblée générale décide du renouvellement de la désignation de la société PricewaterhouseCoopers en tant que commissaire pour une durée de trois ans prenant fin à l'issue de l'Assemblée générale ordinaire de 2008.

La résolution est adoptée à 99,0 % des voix (en nombre d'actions présentes ou représentées : 601.019.623).
<u>Abstention :</u> 0.9 % (en nombre d'actions présentes ou représentées: 5.258.775).
<u>Contre</u> : 0.1 % (en nombre d'actions présentes ou représentées: 414.183).

Dixième résolution :

L'Assemblée générale décide de fixer les émoluments pour le collège de commissaires à Eur 200 000 par an pour l'exercice de leur mission légale de contrôle des comptes.

La résolution est adoptée à 99,1 % des voix (en nombre d'actions présentes ou représentées : 601.361.352).
Abstention : 0,9 % (en nombre d'actions présentes ou représentées : 5.264.068).
Contre : 0,0 % (en nombre d'actions présentes ou représentées: 67.161).

Onzième résolution :

L'Assemblée générale approuve l'émission d'un total de 3.130 actions aux employés de Financial Security Assurance, Inc. ("FSA") et de ses filiales directes et indirectes établies aux Etats-Unis, et qui ont été souscrites dans le cadre du plan d'actionnariat salarié 2004 du groupe Dexia aux fins de l'application du régime fiscal prévu par l'article 423 de l'Internal Revenue Code. La période de souscription s'étendait du 23 août au 1er octobre 2004.

La résolution est adoptée à 99,3 % des voix (en nombre d'actions présentes ou représentées : 602.591.259).
Abstention : 0.7 % (en nombre d'actions présentes ou représentées: 4.065.717).
Contre : 0.0 % (en nombre d'actions présentes ou représentées: 35.277).

(X) Fin de l'Assemblée générale

En l'absence de demande de parole, le président clôture la séance à 18h15 et remercie l'Assemblée.

Monsieur François Narmon

Monsieur Rik Branson

Monsieur Gaston Schwertzer

Monsieur Olivier Van Herstraeten

Annexes:

1) un exemplaire de la brochure de convocation à l'Assemblée générale ;
2) une copie de la liste des présences;
3) un aperçu des comptes annuels consolidés de Dexia au 31 décembre 2004.